Form 20-F
period 2002-12-31
OXFORD SOFTWARE DEVELOPERS INC
filed 2003-06-27
CIK 1145703

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 20-F


[_] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                  For the fiscal year ended: December 31, 2002

[_] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                  For the transition period from _______ to ________


Commission file number:
                       -------------


                         OXFORD SOFTWARE DEVELOPERS INC.
                         -------------------------------
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                                 Ontario, Canada
                                 ---------------
                 (Jurisdiction of incorporation or organization)

                            1315 Lawrence Avenue East
                                    Suite 520
                                Toronto, Ontario
                                 Canada M3A 3R3
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act: None.
              -----

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:
         Title of Class: Common Stock, no par value
                         --------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
            -----

The number of outstanding shares of the issuer's common Stock as of December 31, 2002: 19,770,100

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes X No
                                      ---   ---

Indicate by check mark which financial statement item the registrant has elected
to follow: Item 17    Item 18 X
                  ---        ---

                                TABLE OF CONTENTS
                                                                            Page
                                     PART I
Item 1.   Identity of Directors, Senior Management and Advisers               *
Item 2.   Offer Statistics and Expected Timetable                             *
Item 3.   Key Information                                                     3
            Selected Financial Data                                           3
            Capitalization and Indebtedness                                   *
            Risk Factors                                                      4
Item 4.   Information on the Company                                         12
            History and Development of the Company                           12
            Business Overview                                                13
            Property, Plants and Equipment                                   17
Item 5.   Operating and Financial Review and Prospects                       18
            Operating Results                                                18
            Liquidity and Capital Resources                                  21
            Research and Development                                         22
            Trend Information                                                22
            Safe harbor                                                      22
Item 6.   Directors, Senior Management and Employees                         23
            Directors and Senior Management                                  23
            Compensation of Directors and Officers                           24
            Board Policies                                                   24
            Employees                                                        24
            Share Ownership                                                  24
Item 7.   Major Shareholders and Related Party Transactions                  25
            Major Shareholders                                               25
            Related Party Transactions                                       25

Item 8.   Financial Information                                              26
            Consolidated Statements and Other Financial Information          26
            Significant Change                                               26
Item 9.   The Offer and Listing                                              26
Item 10.  Additional Information                                             26
            Share Capital                                                     *
            Memorandum and articles of incorporation                         26
            Material Contracts                                               26
            Exchange Controls                                                27
            Taxation                                                         27
            Dividends and paying agents                                       *
            Statements by experts                                             *
            Documents on display                                             32
Item 11.  Quantitative and Qualitative Disclosures About Market Risk          *
Item 12.  Description of Securities Other Than Equity Securities              *
                                     PART II
Item 13.  Defaults, Dividends Arrearages and Delinquencies
                                                                              *
Item 14.  Material Modifications to the Rights of Security Holders and
          Use of Proceeds                                                     *
Item 15.  Controls and Procedures                                            34
Item 16A. Audit Committee Financial Expert                                    *
Item 16B. Code of Ethics                                                      *
Item 16C. Principal Accountant Fees and Services                              *
Item 17.  Financial Statements                                               34
Item 18.  Financial Statements                                               34
Item 19.  Exhibits                                                           35
SIGNATURES                                                                   36
CERTIFICATIONS                                                               37
* Omitted pursuant to General Instruction E(b) of Form 20-F.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

         Not Applicable.


Item 2. Offer Statistics and Expected Timetable

         Not Applicable.

Item 3. Key Information

A.       Selected Financial Data

         The following selected financial data for the period from inception on October 13, 2000 through December 31, 2000 and for the years ended December 31, 2001 and 2002 is derived from our audited consolidated financial statements. The selected financial data, as well as the consolidated financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States. The Registrant presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected consolidated financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report.

                                      From period of inception
                                      (October 13, 2000)
                                      through Year Ended         Year Ended           Year Ended
                                      December 31, 2000          December 31, 2001    December 31, 2002
                                      -----------------------------------------------------------------
Statement of Operations Data:
      Total revenues                        $    112,172         $    401,793         $    298,550
      Net Income/(Net Loss)                     (100,896)          (2,117,900)            (748,796)
      Basic and diluted
       net loss per share -                        (0.01)               (0.12)               (0.04)
     Weighted average number of
      Shares used in computing basic and
      Diluted net loss per share-             13,300,000           17,152,915           19,756,999
Balance Sheet Data:
     Cash and cash equivalents              $        -0-         $        508         $        637
     Total current assets                        121,880              107,879               48,246
     Total assets                                187,578              523,488               57,121
     Total current liabilities                   176,865              525,774              780,366
     Total liabilities                           176,865              525,774              780,366
     Total accumulated deficit                  (100,896)          (2,218,796)          (2,967,592)
     Total stockholders' equity (deficit)         10,713               (2,286)            (723,245)


B.       Capitalization and Indebtedness.

         Not Applicable.

C.       Reasons for the Offer and Use of the Proceeds.

         Not Applicable.

D.       Risk Factors.

         The risks described below are not the only ones we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that are currently perceived as immaterial, may also impair our business operations. Our business, operating results and financial condition could be adversely affected by any of the following risks. You should refer to the other information set forth in this document, including our financial statements and the related notes.

         This annual report also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report.

                      RISK FACTORS RELATED TO OUR BUSINESS

We Have a Limited Operating History so It May be Difficult for You to Evaluate Our Business and Its Future Prospects

         It may be difficult to evaluate our business and prospects because we have a limited operating history. We were incorporated in October 2000 and we launched our Internet e-gaming network in November 2000. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as Internet software and services. The risks, expenses and difficulties that we expect to encounter include:

         o implementing an evolving and unpredictable business model that relies, in large part, on sub-licensee growth and word-of-mouth publicity among the targeted audience;
         o building our corporate brand to attract advertisers and affiliates, and our network brands to expand our audience;
         o increasing content and service offerings on existing networks through internal development and affiliate partnerships;
         o developing and integrating new networks addressing our target audience and advertiser base;
         o diversifying our revenue sources by offering sponsorship, merchandise slotting and other marketing opportunities to content and e-commerce partners and by launching e-commerce initiatives across our networks;
         o expanding our sales and marketing efforts to increase our affiliate and customer base and our reach within the e-gaming customer audience;
         o        attracting, retaining and motivating qualified personnel; and
         o        responding to competitive developments.

         There can be no assurance that we will effectively address the risks we face, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We have a History of Operating Losses and a Significant Accumulated Deficit, and we May Not Maintain Revenue or Achieve Profitability in the Future.

         We have not been profitable since our inception in October 2000. As of December 31, 2002, we had an accumulated deficit of $2,968,000. We expect to continue to incur additional losses for the next fiscal year as a result of a high level of operating expenses, significant up-front expenditures, pursuing new initiatives for the Company and our marketing activities. While we have some revenues, we may never realize significant revenues from our core business or be profitable. Factors that will influence the timing and amount of our growth and profitability include:

         . the success of our sub-licensees' web site operations;

         . obtaining the necessary funding to grow our business; and

         . our ability to expand, diversify and grow our business.

Our Ability to Continue as a Going Concern

         We face significant challenges in shifting from the development stage to the commercialization of the licensing of our e-gaming web sites. Our business may fail if we do not achieve significant revenue growth or obtain sufficient funding. Our accountants have raised substantial doubts about our ability to continue as a going concern. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in such a transition, and there can be no assurance that we will be successful or that we will ever achieve profitable operations.

Our Rapid Growth May Strain Our Resources And Hinder Our Ability To Implement Our Business Strategy

         Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our limited resources. If we fail to manage our growth effectively, our business could be materially adversely affected. Our ability to achieve and maintain profitability will depend on our ability to manage our growth effectively, to implement and expand operational and customer support systems and to hire personnel worldwide. We may not be able to augment or improve existing e-gaming software, computer systems and controls or implement new systems and controls to respond to any future growth. In addition, future growth may result in increased responsibilities for our management personnel, which may limit their ability to effectively manage our business.

Dependence on Key Licensor and Sub-Licensees

         Our license to gaming software is issued by World Gaming Plc pursuant to a gaming license issued by Antigua during 2000 and 2001 and Curacao beginning in November 2001. World Gaming is one of the few primary developers and operators of casino and other gaming software in the world. During the year ended December 31, 2002, 100% of our revenue from Internet gaming software was attributable to the World Gaming relationship. As part of the licensing agreement with World Gaming, we have the right to sub-license its software. World Gaming is our sole licensor; therefore the loss of the World Gaming relationship could have a material adverse effect on our business, revenues, operating results and financial condition. Although we expect to diversify risks associated with dependence on World Gaming by entering into arrangements with additional licensors there can be no assurance that such diversification will be successful or that we will be able to reduce our dependence on one or a small group of licensors.

         The original term of our license agreement with World Gaming was for one year. In November 2001, we signed a three-year license agreement with Starnet Systems N.V. doing business as World Gaming Systems. The terms of our license or sub-license agreements vary, although averaging ten-year terms and providing for automatic renewal periods of ten years. There is a risk that our license agreement with World Gaming or our sub-license agreements with sub-licensees will not be renewed or will otherwise be terminated in accordance with the terms of such agreements. In addition, in the event that a sub-licensee chooses to operate a different casino, there can be no assurances that such new casino will be operated using our software.

         The trademarks or trade names under which all of our sub-licensees operate are the property of the respective sub-licensees. Although we are entitled generally to cause the continued operation of a casino on termination of a license or sub-license agreement, in certain cases this entitlement is limited and it generally does not include the operation of the casino under the existing name. A change in the name of the casino may lead to a loss of goodwill as methods such as e-mail to prior customers or banner advertisements must be relied upon to direct customers to the new casino site.

Operational Risks

         Our revenue and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline. As a result of our limited operating history and the emerging nature of the Internet markets in which we compete, we are unable to forecast our revenue with precision. We anticipate that the results of our operations may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that may affect our results of operations include, but are not limited to:

         o the addition or loss of sub-licensees, or our failure to add new sub-licensees;
         o our ability and the ability of our sub-licensees to attract and retain a large audience by providing original and compelling content and services;
         o        our ability to attract and retain advertisers and sponsors;
         o        seasonal trends in Internet usage and advertising placements;
         o the amount and timing of expenditures for expansion of our operations, including the acquisition of new affiliates, the hiring of new employees, capital expenditures and related costs;
         o        our ability to continue to enhance,  maintain  and support our networks and technology and avoid system downtime; and
         o        the   introduction  of  new  or  enhanced   offerings  by  our
                  competitors.

Key Individuals

         Our future success will depend to a significant extent on the continued services of senior management and other key personnel, particularly Michael Donaghy, our founder, President and Chief Executive Officer and Victor DeLaet, our Vice President. Any loss of a key employee could have a detrimental effect on our business. Currently no key-man insurance is in place with respect to Mr. Donaghy or any of our other personnel.

         Our success is also dependent on our ability to attract, retain and motivate highly skilled technical and other personnel. While we have been successful in doing so thus far, there are a limited number of persons who possess the necessary technical skills and understanding, thus competition for their services is intense. A failure to recruit or retain personnel could have a material adverse effect on our business, financial condition and results of operations.

Protection and Enforcement of Intellectual Property Rights

         We regard the protection of trademarks, copyrights and other proprietary rights as important to our success and competitive position. We do not have any patented technology that would prevent competitors from entering our market. Although we seek to protect our trademarks, copyrights and other proprietary rights through confidentiality and "non-compete" agreements and common law precedents, these actions may be inadequate to protect them or to prevent others from claiming violations of their trademarks, copyrights and other proprietary rights. To date, we have not been notified that our services infringe on the proprietary rights of third parties, but third parties could claim infringement by us with respect to current or future services.

         We currently license and may in the future license certain technologies from third parties, which may subject us to infringement actions based upon the technologies licensed from these third parties. Any of these claims, with or without merit, could subject us to costly litigation and divert the attention of our technical and management personnel. These third party technology licenses may not continue to be available to us on commercially reasonable terms. The loss of the ability to use such technology could require us to obtain the rights to use substitute technology, which could be more expensive or offer lower quality or performance, and therefore have a material adverse effect on our business.

Risks Associated With Foreign Operations

         It is anticipated that substantially all of our revenue will be derived from licensing or sub-licensing and support fees in foreign countries. We and our sub-licensees are subject to the local laws and regulations in those jurisdictions in which we or they operate. While some jurisdictions have introduced regulations designed to restrict Internet gaming, other jurisdictions have demonstrated acceptance of such activities. As Internet gaming and its regulations are emerging, there remains a significant risk that participants in the industry, including us and our sub-licensees may not be able to comply with such laws and regulations as they continue to develop. See also "Uncertainty as to the Legal Status of Internet Gaming" below.

         In addition to uncertainty regarding the local legal status of Internet gaming in other jurisdictions, there are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and often conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, as well as political and economic instability. Changes in the political, regulatory and taxation structure of jurisdictions in which we operate and in which our sub-licensee customers are located could have a material adverse effect on our business, revenues, operating results and financial condition.

         Likewise, our ability to expand our business in certain countries will require modification of our products, particularly domestic language support. Once a sub-licensee has posted its gaming site on the Internet, the site is available to users around the world. However, there can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets. The failure to sustain or increase revenue from international operations could have a material adverse effect on our business, revenues, operating results and financial condition.

         Our financial results are reported in United States currency which is subject to fluctuations in respect of the currencies of the countries in which we operate. Fluctuations in the exchange rate of the U.S. dollar and the Canadian dollar could have a positive or negative effect on our reported results. Given the constantly changing currency exposures and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurance that we will not experience currency losses in the future which could have a material adverse effect on our business, revenues, operating results and financial condition.

Uncertainty of Enforcement of U.S. Laws and Judgments against Foreign Persons

         We and our wholly-owned subsidiaries through which we operate are organized under the laws of the Province of Ontario, Canada, St. Johns, Antigua and Curacao, Netherlands, Antilles, respectively; our executive offices are in Canada and we maintain an office in Antigua and Curacao, most of our directors and officers and certain of our advisers are residents of Canada, and a substantial portion of our assets and assets of those persons are located outside the United States. As a result, it may be difficult for you to initiate a lawsuit in the United States against us or these non-U.S. residents, or to enforce any judgment obtained in the United States against us or any of these persons.

         Consequently, you may be deterred or prevented from pursuing remedies under United States federal securities laws against us or other non-United States residents.

We Currently Depend On the Sale of a Single Product to Generate Most of Our Revenue

         We expect the sales and customization of our web sites and sub-licensing of e-gaming software to constitute most of our revenue for the foreseeable future. If customers do not purchase our web sites and sub-license software from us, we do not currently offer any other products or services that would enable us to generate revenue or to become profitable.

Any Disruption of the Services Supported by Our Product due to Accidental or Intentional Security Breaches may Negatively Impact Our Business

         Because our activities involve the storage and transmission of proprietary information, such as credit card numbers and bank account numbers, if a third-party were able to steal a user's proprietary information, we could be subject to claims, litigation or other potential liabilities that could cause our expenses to increase substantially. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to litigation or a significant loss of revenue. Although our sub-licensee agreements contain provisions which limit our liability relating to security, our sub-licensees or their customers may seek to hold us liable for any losses suffered as a result of unauthorized access to their communications. We may not have any insurance or resources to cover these losses.

         Despite our efforts to maintain Internet security, we may not be able to stop unauthorized attempts to gain access to or disrupt transactions between our sub-licensees and their customers. Specifically, computer viruses, break-ins and other disruptions could lead to interruptions, delays, loss of data or the inability to accept and confirm the receipt of information. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to achieve secure transmission of confidential information. We cannot assure you that this technology or future advances in this technology or other developments will be able to prevent security breaches. We may need to expend further capital and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

We May Not Have Sufficient Capital To Fund Our Operations And Additional Capital May Not Be Available On Acceptable Terms if At All.

         If we do not have sufficient capital to fund our operations, we may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive business opportunities. Any of these outcomes could adversely impact our ability to respond to competitive pressures and could have a material adverse effect on our business, financial condition and results of operations.

Our Operating Results may be Impacted by Foreign Exchange Rates

         Substantially all of our revenue is expected to be earned in U.S. dollars. A significant portion of our expenses is incurred in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains and losses and could adversely affect our operating results. To date, foreign currency exposure has been minimal. However, in the future we may consider hedging all or a significant portion of our annual estimated Canadian dollar expenses to minimize our Canadian dollar exposure.

                      RISK FACTORS RELATED TO OUR INDUSTRY


Uncertainty As To The Legal Status Of Internet Gaming


         We and our sub-licensees as well as World Gaming are subject to applicable laws in the jurisdictions in which we or they operate. The ownership and operation of land-based gaming facilities in the United States, in particular, and elsewhere in the world is normally subject to extensive local, regional and federal government regulations. Due to the relatively recent development of casino gaming over the Internet, there are limited direct regulations that deal with this application and there is uncertainty as to the legal status of gaming over the Internet. While some jurisdictions, such as several Caribbean countries, have taken the position that Internet gaming is legal and have adopted or are in the process of reviewing and enhancing legislation to regulate Internet gaming, which other jurisdictions have taken the opposite view and introduced legislation to attempt to restrict or prohibit Internet gaming. In addition, as companies and consumers involved in the Internet gaming market, including the end-users of our software and sub-licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction to regulate various aspects of the market. This uncertainty could affect us indirectly through the effect on our licensor, World Gaming, or sub-licensees and their revenues, and also affect us directly in the event that we are restricted from conducting our activities. As a result, this could have a material adverse effect on our business, revenues, operating results and financial condition.

         In 2002 various bills were introduced both in the United States Senate and in the United States House of Representatives by which, among other things, proposed to prohibit Internet gambling and penalize bettors, casinos and others associated with Internet gaming in the United States or regulate Internet gambling. There can be no assurance whether or not any such bill will become law in the future. Recently, New Jersey and Nevada state legislators have drafted bills aimed at legalizing and regulating online casinos. But to date, New Jersey and Nevada's efforts at passing such laws have not succeeded. In addition, certain states have passed or may pass legislation prohibiting or restricting Internet gaming.

         In addition, on June 18, 1999 the National Gambling Impact Study Commission released its final report that recommended that the federal government prohibit Internet gambling not already authorized within the United States or among parties in the United States and any foreign jurisdiction. In the event that it becomes law, the effect of this or similar legislation, on government regulations in other jurisdictions, and the impact of this legislation on us, our licensor or sub-licensees, all of which are resident in, and operate from, jurisdictions other than the United States, is uncertain.

         Existing Canadian law prohibits Internet gaming in Canada. While we do not permit transactions to originate in Canada on our websites and thereby comply with all applicable Canadian laws and regulations, there can be no assurance as to the possible impact of such laws on our licensor, sub-licensees, customers or us.

         As well, existing legislation, including United States federal and state statutes, has been or could be construed to prohibit or restrict gaming through the use of the Internet, and there is a risk that governmental authorities may view us or our sub-licensees as having violated such statutes.

         There is also a risk that criminal and civil proceedings, including class actions suits brought by or on behalf of public entities or private individuals could be initiated against us, our licensor, sub-licensees, Internet service providers, credit card processors and others involved in the Internet gaming industry. Legal proceedings relating to Internet gaming could involve substantial litigation expense, penalties, fines, diversion of the attention of key personnel, injunctions or other prohibitions being invoked against us or our licensor, sub-licensees or others. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

         Ongoing legislative or judicial developments in the United States may require us and our sub-licensees to determine whether it is necessary or advisable to discontinue processing gaming transactions originating in the United States. This would have a material adverse effect on our business, revenues, operating results and financial condition. All of our licensing and support fees are derived from sub-licensees domiciled outside of the United States. However, a substantial portion of our sub-licensees' revenue, from which we earn fees, is based on the Internet gaming of United States residents.

         In any event, there can be no assurances that additional legislation or the burdens associated with complying with such legislation or regulations, which could have a material adverse effect on our business, revenues, operating results and financial condition, will not be proposed and passed in the United States or in other potentially relevant jurisdictions to regulate various aspects of the Internet or the Internet gaming industry.

Government Regulation of Internet Commerce

         As electronic commerce on the Internet develops, it may be the subject of increasing government regulation. In this respect, there is a risk that well-established financial institutions and credit card companies will be able to influence the development of regulations in a manner which prioritizes their interests over ours. In addition, much of the current legislation relating to commercial transactions pre-dates and may be incompatible with Internet electronic commerce. There can be no assurance that regulators will not choose to enact or enforce legislation in a manner that would restrict our operations and the operations of our sub-licensees and other aspects of the electronic commerce market. Any such developments could have a material adverse effect on our business, revenues, operating results and financial condition.

         Existing Canadian, United States and international laws or regulations specifically regulate communications or commerce; however, the application of such laws in the context of the Internet and electronic commerce is uncertain. Further, laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation and the characteristics and quality of online products and services are under consideration by federal, provincial, state, local and foreign governments and agencies. Several telecommunications companies have petitioned the United States Federal Communications Commission to regulate Internet service providers and online service providers. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet. The United States Federal Trade Commission and government agencies in certain states of the United States have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if any new regulations regarding the use of personal information are introduced affecting the way in which we do business or if these agencies choose to investigate our privacy practices. Any new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our electronic commerce services, increase the costs associated with providing such services or transmitting data over the Internet or otherwise materially adversely affect our business, revenues, operating results and financial condition.


Market Acceptance and Technological Changes

         Internet Gaming Software
         ------------------------

         We are developing and expect to sell our own proprietary Internet electronic commerce and Internet software application. Substantially all of our revenues to date have been derived from the sub-licensing of World Gaming's Internet gaming products and the sale of its associated services. Since we have acquired our own Internet gaming software, we expect that if we release our software, an increasing amount of our revenue will be derived from such licensing activities. Our continued success will depend in large part upon the success of our e-gaming software licensing and sub-licensing World Gaming's Internet gaming software. Accordingly, broad market acceptance by our customers of gaming products and services is critical to our future success, as is our ability to design, develop, test and support, on a timely basis, new products and enhancements that meet changing customer needs and respond to technological changes and evolving industry standards. The markets for these technologies for the Internet are characterized by rapid and significant technological changes in the computer, software and telecommunications industries, as well as rapid changes in consumer preferences. In addition, there can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of our software or new products and enhancements, or that our software or new products and enhancements will be introduced in a timely fashion or will adequately meet the requirements of the marketplace and achieve market acceptance.

         Electronic Commerce
         -------------------

         As the marketplace for electronic commerce is in the development stage, it is subject to frequent and rapid technological changes. The use of the Internet for commercial transactions is at an early stage of development and is rapidly growing. As is typical for new and rapidly evolving industries, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty. Global commerce and the on-line exchange of information on the Internet and other similar open wide area networks are new and evolving and the Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, failure to develop enabling technology or complementary services and products and/or adopt protocols and standards on a timely basis, inadequate commercial support or concerns over fraud and privacy and confidentiality issues. The success of our electronic commerce services will depend in large part on the widespread adoption of the Internet for commercial transactions.

         The development of the Internet for commercial transactions will also depend on acceptance of certain technology, including electronic commerce by credit card processors and financial institutions. The success of our electronic commerce operations will similarly depend upon acceptance of our software. There can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and enhancements, or that our new products and enhancements will be introduced in a timely fashion or will adequately meet the requirements of the marketplace and achieve market acceptance. The failure to achieve or maintain such market acceptance could have a material adverse effect on our business, revenues, operating results and financial condition. In addition, there can be no assurances that our involvement in other markets will not have a detrimental impact on acceptance of the our products in the electronic commerce marketplace.

Dependence on the Internet

         The Internet has experienced, and may continue to experience, significant growth in the number of users and amount of traffic. This growth has caused and may continue to cause frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the

Internet infrastructure will continue to be able to support the demands placed on it by its continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased governmental regulation. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use, accessibility and quality of service) remain unresolved and may negatively affect the growth of Internet use or the attractiveness of commerce and communication on the Internet. Any well-publicized compromise of security could deter more people from using the Internet or from using it to conduct transactions that involve the transmission of confidential information, including e-gaming transactions. If critical issues concerning the commercial use of the Internet are not favorably resolved, if the necessary infrastructure is not developed, or if the Internet does not continue as a viable commercial marketplace, our business, revenues, financial condition and operating results will be materially adversely affected.

Risks Associated With Information Disseminated Through Online Services

         The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. It is possible that claims could be made against online services companies under both domestic and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. In addition, legislation has been or may be proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. The imposition upon us and other online services providers of potential liability for information carried on or disseminated through their services could require us to implement measures to reduce our exposure to such liability, which may require us to expend substantial resources and/or to discontinue certain service offerings. In addition, the increased attention focused upon liability issues as a result of any lawsuits and legislative proposals could impact the growth of Internet use and the growth of our business.

Risks Associated With Encryption Technology

         A significant barrier to electronic commerce and communication is the secure transmission of confidential information over public networks such as customer names, addresses, credit card and bank accounts. Our electronic commerce software uses encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms we use to protect customer transaction data. If any such compromise of our security occur, it could have a material adverse effect on our business, revenues, operating results and financial condition.


                    RISK FACTORS RELATED TO OWNING OUR STOCK

Control By Existing Shareholders; Anti-Takeover Effects

         As of December 31, 2002, Michael Donaghy, indirectly through his spouse, beneficially owned approximately 42 % of our outstanding common shares and our executive officers and directors, including Mr. Donaghy, in the aggregate beneficially owned approximately 56.10% of our outstanding common shares. As a result, these shareholders, if acting together, would be able to exert substantial influence over us and to influence most matters requiring shareholder approval, including the election of directors, and thereby permitting these shareholders to control our affairs. The voting power of these shareholders under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

No Public Trading Market

         There is, at present, no public trading market for our common shares, nor is there any assurance that any such market will develop, or if developed, that such market will be sustained.

Possible Volatility of Stock Price

         Many factors could affect the market price of our common shares. These factors include but are not limited to:

         o        Variations in our operating results;
         o        Variations in industry growth rates;
         o        Actual or anticipated  announcements of technical  innovations or new products or product enhancements by us or our competitors;
         o General economic conditions in the markets for our products and services;
         o        Divergence   of   our   operating   results   from   analysts'
                  expectations; and
         o        Changes in earnings estimates by research analysts

         In particular, the market prices of the shares of many companies in the technology and emerging growth sectors recently have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. When the market price of a company's stock drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

         Our common stock may trade in the over-the-counter market on the so-called "pink sheets" or, if available, the "OTC Bulletin Board." As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the value of, our common stock. Because our common stock is subject to federal securities rules affecting penny stock, the market liquidity for our common stock may be adversely affected.

         Our common stock could become subject to additional sales practice requirements for low priced securities. Our common stock could become subject to Rule 15g-9 under the Securities Exchange Act of 1934, which imposes additional sales practice requirements on broker-dealers that sell our shares of common stock to persons other than established customers and "accredited investors" or individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses.

         Rule 15g-9 requires a broker-dealer to make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and may affect the ability of our shareholders to sell any of our securities in the secondary market; generally define a "penny stock" to be any non-Nasdaq equity security that has a market price less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions; requires broker dealers to deliver, prior to a transaction in a penny stock, a risk disclosure document relating to the penny stock market.

         Disclosure is also required to be made about compensation payable to both the broker-dealer and the registered representative and current quotations for the securities. In addition, the rule requires that broker dealers deliver to customers monthly statements that disclose recent price information for the penny stock held in the account and information on the limited market in penny stocks.


Item 4.  Information on the Company

A. History and Development of the Company

         Oxford Software Developers Inc., formerly International E Gaming Developers Ltd., was incorporated under the laws of Ontario, Canada on October 13, 2000 as a holding company. International E Gaming Developers, Inc., our wholly-owned subsidiary through which we operate our business, was incorporated under the laws of Antigua and Barbuda, British West Indies on November 3, 2000. In November 2001, we incorporated a subsidiary, International E Gaming Developers N.V. under the laws of Curaco, Netherlands Antilles, through which we now have our license to conduct online e-gaming. We were incorporated with the objective of capitalizing on the growth of Internet gaming and entertainment - e-gaming. In April 2001, we acquired the assets of Suchow Holdings Ltd., a Bahamian-based company which provided back-end administrative software solutions for e-commerce driven websites. We anticipate becoming a leader in introducing innovative software products for the Internet gaming industry. We also intend to expand our market share of the Internet gambling market and become a leader in the Internet gaming industry.

         The Company's registered office and principal executive offices are located in the City of Toronto, in the Province of Ontario, Canada, at 1315 Lawrence Avenue East, Suite 520, Toronto, Canada M3A 3R3. The registered office and principal executive offices of our Antigua subsidiary are located at No. 6 Temple Street, St. John's, Antigua, at our Antigua counsel's office, without any lease or charge. Our Curacao office is located at Landhais Joonchi, c/o Richard
J. Beaujon z/n, P.O. Box 837, Curacao, Netherland Antilles.


B. Business Overview

         We were incorporated on October 20, 2000 with the objective of capitalizing on the growth of Internet gaming and entertainment e-gaming. We hold a license to gaming software issued and operated by World Gaming, Plc (formerly, Starnet Communications International Inc.) pursuant to a gaming license issued by Curacao, Netherlands Antilles. Our World Gaming license allows us to operate a full-service casino and to also market sub-licenses of World Gaming software. As of May 31, 2003, we had 62 sub-licensees, managed over 1000 portals and provided advanced technology and gaming software through our license with World Gaming. In addition, we own and operate our own online casino. We also provide our sub-licensees with other services, including advertising, marketing, 24/7 technical and client support, site maintenance and secure financial processing.

         In December 2000, we were approached by Victor DeLaet of International Gaming Consultants Inc. with a business opportunity to take on 17 new e-gaming customers who were formerly the customers of CyberGaming Entertainment Inc. We entered into a contract with International Gaming which in turn entered into a contract with each customer to provide each with a website and each customer received a discount on the cost of the website. We also extended credit to these new customers for 100% of the cost of the websites. In exchange, we received the right to monthly back-end revenues equal to 15% of the billings for credit clearing, together with 60% of the gross revenues generated on each customer's website, which would go to repaying the credit we extended to the individual gaming site. Thereafter we will receive an ongoing revenue stream of 15% of gross revenue generated from each casino site.

         We recently acquired our own proprietary software which we intend to sell to another vendor. Individuals who wish to license an Internet casino deposit funds with us using our secure electronic commerce software application. Each end-user has an electronic commerce account with us and all commerce transactions with licensed merchants are recorded in the end-users account. On a weekly and/or monthly basis, we transfer to our sub-licensees the net transaction revenues less licensing and support fees payable to us. We generate revenues through such licensing fees, fees for software support of our Internet-based software and fees charged to end-users for electronic commerce services. All gaming transactions are processed through gaming services located in the jurisdiction in which the operator is licensed to conduct an Internet casino.

         We are directing our activities primarily towards Internet software sub-licensing. Our principal focus is the development, licensing, sub-licensing and support of Internet-based software and electronic commerce software to the Internet gaming industry. Through a subsidiary, we currently license World Gaming software package to Internet casino sub-licensees located in various countries. Each of our sub-licensees has represented and demonstrated to us that it is licensed or in the process of being licensed by the relevant authorities in its jurisdiction to operate virtual casinos on the Internet. Initially, as part of the issuance of a software license, the sub-licensee generally pays us a one-time customization fee. This customization fee is for designing the casino as desired by the sub-licensee. Ongoing licensing and support fees payable to us pursuant to our licensing agreements with sub-licensees are calculated as a percentage of each sub-licensee's net transaction revenues.

         Our Internet-based software and electronic commerce software products licensed to us by World Gaming are used by sub-licensees to create "virtual casinos." Our software package transfers the "front end" information (i.e., playing cards, roulette wheel, dice numbers, etc.) between the user and a remote server. Our software package utilizes each user's computer to generate the graphics of the virtual casino while the gaming server performs the "dealer" function, generating the random numbers of playing cards, roulette numbers and dice numbers, as applicable.

         Among other things our software contains proprietary encryption features, which allow secure transmission of data. Our software generally does not require the transmission of graphical information over the Internet, which eliminates the long waits which users of other software products experience while graphics are redrawn as new hands are dealt. In addition, our proprietary Internet software package permits our sub-licensees to offer multi-player games, a 3D panoramic virtual casino floor and Internet browsing features and facilitates inter-player chatting.

         Our objective is to become a leader in introducing innovative software products for the Internet gaming industry.

         We also provide Internet-based electronic commerce support and technology to our sub-licensees and maintain electronic commerce accounts for both merchants of our electronic commerce software and their end-users. We reports and remit to the sub-licensees their respective share of the net transaction revenues less licensing and support fees payable to us (as outlined in the applicable licensing agreement). Utilizing our electronic commerce software, users can purchase electronic cash by credit card number, transfer from their bank account, wire transfer, money order or personal check and can either spend the cash with one of our third party business merchant partners or have the balance in their account returned through their credit card account or by check. Users of our electronic commerce software product are charged nominal fees for using this service.

         We believe that Internet gaming is experiencing rapid expansion and, according to published reports, will grow to over 50 million on-line gamblers and over US$10 billion by 2002. As a result, we intend to be a significant gaming and marketing company in this industry. On-line casinos enjoy a significant advantage over their land-based counterparts, in part, because real estate, payroll and operational expenses are considerably lower.

         We offer a suite of casino games from Blackjack and Red Dog to country-specific games such as Pachinko, Pai Gow Poker and Chuck-A-Luck, attaching global appeal to our related gaming sites. We offer multi-player games, on-line chat, multi-language casino environments, tournament play and the ability to dynamically add new games, which assures sub-licensees of always having cutting-edge software to offer their customers.

         Enhanced technology and networks, and a flow of both improved and new software products developed by us and/or licensed from World Gaming will complement a high level of marketing. This provides the gaming customer with the widest diversity of gaming experiences. Venues offered range from currently available casino games, sportsbooks and bingo, to the upcoming live horseracing paramutual web simulcasts, international lottery ticket brokerage and other live webcast events. We intend to make this type of diversified portfolio of gaming experiences available to our affiliates and so to their customers.

         We offer both downloadable Windows client-based casino software and no-download Java games, to help reach the maximum customer base possible. With over 20 proprietary casino games, we have a large suite of on-line gaming products available.

Business Strategy

         Operating within the online gaming industry, we developed a comprehensive business strategy designed to utilize our strengths and create a sustainable competitive advantage. The rapid development of the Internet has created opportunities to develop new, efficient and secure ways to deliver information and entertainment to customers. We intend to expand our market share of the Internet gambling market and become a leader in the Internet gaming industry.

Initially, we will derive our revenue from the following sources:

o        Sale of e-gaming software licenses;
o        Sale of e-gaming software sub-licenses;
o Provision of marketing services, support maintenance and consulting services to sub-licensees;
o Collection of royalty income produced from the net monthly income of our sub-licensees; and
o        Ownership  and  operation  of  a  full  service   e-gaming   casino  --
         AlCasino.com.

Specifically, our key strategic objectives are to:

o        Expand and continually improve our proprietary e-gaming software;
o        Develop an integrated network of licensed Internet casinos;
o        Develop our role as a leading  provider of Internet gaming software and services;
o        Expand geographically to other markets; and
o        Selectively  pursue   opportunities  that  allow  us  to  leverage  our
         marketing and Internet competencies into other market segments.

We will employ a variety of strategies to achieve these objectives. These strategies include:

o        Rapidly expanding our presence in Internet gaming markets;
o Obtaining rapid license sales and increasing market penetration via the provision of casino operation opportunities to competent sub-licensees/operators at a substantial discount from the cost of a stand-alone casino license and development of a solid marketable brand image;
o Promoting our brand name and driving traffic to sub-licensees' sites by combining traditional offline strategies, including public relations and print, with online marketing vehicles;
o Negotiating strategic partnerships with relevant web sites, together with registration of a proliferation of site names (URLs) for each casino site; and
o Accessing the customer base to generate a rapidly growing and potentially fertile source for marketing and promotional activities.

Marketing Overview

Casinos

         We are responsible for on-line marketing and promotion of all Internet casinos we license. Michael Donaghy, our President, has over 6 years experience in on-line promotion and website construction. The core requirement to ensure that on-line casinos and sportsbooks will be profitable is to get as much traffic to the sites as possible, in terms of the number of hits or unique visitors reaching the sites in a given day. Research and actual experience with other casino sites show a direct relationship between the number of unique visitors to the total amount wagered and to the corresponding net monthly revenue after costs. That is, profits from the casinos sites normally range from 4% to 6% of the total amount wagered, which is itself a direct result of the total number of unique visitors to the sites. The more money the casinos net, the higher the revenue we receive. Therefore, we collect monthly advertising amounts from our sub-licensees to ensure that they spend a minimum amount monthly on increasing traffic through the various methods described below.

         One of the most economical methods of obtaining traffic to sites is to have a number of websites or URLs pointed to the main casino sites that have our software or World Gaming's software. Using this technique, we can submit all the website names through the search engines and thereby get multiple listings of the casinos. We recommend that each sub-licensee purchase at least 25 names to receive optimum exposure and successful casino operation. Correct search engine placement is generally considered to be of the utmost importance to proper indexing and placement of a website. According to published reports, there are an estimated 800 million websites currently on-line, containing more than 6 trillion characters. We currently have over 5,000 URL's pointed at our own casino, AlCasino.com. A hit on our corporate website or any one of the URLs registered to us or our sub-licensees will result in immediate access to a gaming site.

         Another method we use is to purchase traffic from other sites. Normally, the cost for this traffic is around $.03 to $.05 per visitor. We will negotiate purchases on behalf of our sub-licensees to get the highest quality traffic possible. Sub-licensees then pay only for the number of people reaching their sites and only for the actual cost of the advertising.

         Finally, the placement of banner advertising, though time-consuming, is also very effective in generating traffic. Normally, website owners are paid 25% of the net monthly revenue from advertising.

         Another form of promotion of the casino sites will be in the form of a newsletter. On each site, visitors will be allowed to leave their e-mail addresses. Then we will occasionally send out news releases to these past visitors inviting them to revisit the site. They can be reminded to bet on large sporting events such as World Cup Rugby, Super Bowl, Stanley Cup, or any other major world-sporting event. Also, when new features are introduced to the sites, newsletters can be used to launch these features and invite visitors to try them out.

         An unaffiliated consulting company has advised us that there is a large, untapped potential customer base that could be accessed through the inclusion of sites/casinos capable of using various languages. Therefore, in an effort to reach this larger potential client base, we have begun the process of converting our websites into a variety of languages, based on the Internet's usage statistics per country and language, beginning with Spanish. We are involved in a cross banner exchange program and we also utilize traditional advertising such as print media, flyers, matchbooks, etc. on a cost effective basis. We keep close watch on our competition to determine what they are offering and we also check to see where we are placed on search engines and we tailor our marketing plan accordingly to keep us competitive.

Sub-Licensee

         We offer packages of World Gaming's software at a substantial discount to the normal cost to start up a casino, and can fund a portion of the purchase price internally by deducting it from operating revenues. We believe that a low introduction price into an integrated casino-marketing program is attractive to investors and that successful casino operations will contribute to sales of further e-gaming sites. Therefore, by ensuring that a portion of available funds is applied to a properly structured, integrated marketing program that promotes the relevant websites, we will have a hand in the success of our sub-licensees' casinos and will not need to expend funds on marketing the sub-licensees themselves.

Operations and Technology

         Our agreement with World Gaming permits us to utilize its software and to market the software to sub-licensees who will operate under the auspices of our gaming license with World Gaming.

         On-line revenues generated by casinos are processed through World Gaming and Cybertronix which use proprietary encryption processing technology to process credit card transactions via the Internet with ease and security. World Gaming then provides regular transactional reporting to us on a continuing basis, on-line. On a monthly basis World Gaming provides a reconciliation report, which we analyze and break down for reporting to individual sub-licensees. At the same time, on a monthly basis we receive gaming activity funds and related customer service from Cybertronix, net of Cybertronix 10% fee; we then pay World Gaming a 20% software royalty fee. The remaining funds are divided and we pay our sub-licensees in accordance with their entitlements. All funds are held in a segregated trust account pending remittance.

         World Gaming also provides custom database systems to manage customer accounts, marketing and consulting, 24-hour technical support for the licensees and their sub-licensees, and an e-commerce gateway to facilitate on-line wagers and financial transactions. These services are all included in our annual license fees and World Gaming's 20% share of net gaming revenues.

The Industry

         The world's first virtual online casino commenced operation on August 15, 1995 with 18 different casino games and on-line access to the National Indian Lottery. Since then hundreds of gambling related sites have opened up on the Internet. Most of the companies operating these web sites are located offshore and are largely unregulated. Gaming technology is evolving rapidly, creating more accessible and more entertaining gaming sites.

Online Gaming

         There are many facets to the online gaming industry. These include Sports Books, Lotteries, Scratch Cards, Casinos, Bingo and Horse Racing. Web sites have been developed around each one of these gaming segments, either individually or in various combinations within a single site.

         While a significant portion of gaming revenue is generated within the United States, European and Pacific Rim countries in particular are anticipated to experience the fastest growth of Internet gaming in the world. Hong Kong and Japan are believed to be the largest markets for certain forms of gaming such as horse racing. South America is also an important market, with a particularly high level of participation in Bingo and Soccer betting. We are presently exploring gaming opportunities in Thailand.

Competition

         As with any growing business, competition exists. With respect to the ownership and operation of A1Casino.com, as well as the operation of sub-licensee sites, there are an estimated 650 casino sites on the Internet and this number is continuing to expand. Adjusting for multiple site ownership, we believe that there are at least 250 actively managed casinos. However, we believe that individuals with little or no professional marketing or branding experience own many of these casinos.

         Many of the casino/gaming sites operated by competitors have achieved a high level of success. However, we believe that such success is generally identified with a single site. Such sites do not generally utilize brand marketing strategies to co-promote their sites with others or to help build an integrated, homogeneous profile that will cause gamers to develop confidence in the operator's name and methods beyond that confidence resulting from the individual player's personal experience. We plan to address these issues and create a level of trade name identification that will communicate to the player the highest possible standards of play in all our sites.

         A number of other groups market software and/or licensing opportunities to prospective casino/gaming site operators. Such brand identification as may exist relates almost exclusively to software. We plan to bring forward the best available software to our affiliates at a reasonable cost. It is our corporate vision to ultimately offer a number of different software packages that can be properly administrated. We also believe that a primary opportunity exists in creating a sophisticated marketing plan that focuses on providing a wide variety of playing opportunities that meet a uniformly high standard of integrity that is inextricably identified with our trade name and is available through a number of sites.

         We offer a product that is very price competitive with other casino site marketers. In addition to the advantages that are offered relating to branding and playing confidence, we also provide access to an experienced and sophisticated marketing group. This group will actively participate in the promotion of each affiliate's site.

         E-gaming is a marketing business similar to the land-based casino business. Land-based casinos are constantly developing new marketing strategies to attract players and keep them. The majority of e-gaming sites are devoid of a strategic marketing plan, either because of inexperience or a lack of capital.

         We have studied the industry and identified our major competitors, including Global Interactive, Tropika International Limited, GIC Global Entertainment Corp. and IGN Internet Global Network, Inc. World Gaming and Cryptologic Inc. are also technology providers to such competitors.


C. Organizational Structure

         Not Applicable.


D. Property, Plants and Equipment

         Our registered office and principal executive offices are located in the City of Toronto, in the Province of Ontario, Canada, at 1315 Lawrence Avenue East, Suite 520, Toronto, Canada M3A 3R3. The registered office and principal executive offices of our Antigua subsidiary are located at No. 6 Temple Street, St. John's, Antigua, at our Antigua counsel's office, without any lease or charge. Our Curacao registered office is located at Landhais Joonchi, c/o Richard J. Beaujon z/n, P.O. Box 837 in Curacao, Netherland Antilles.

         We lease 1200 square feet of office space at 22 King Street, Oshawa, Canada from an unaffiliated party. The office space provides us with the necessary office and development space. The term of the lease is three years beginning April 1, 2000, with rent of $1,000 per month. This lease was terminated in May 2002.

         We occupy the office space at No. 6 Temple Street, St. John's Antigua, without lease or charge, from our Antigua counsel. The office space provides us with the necessary office and development space.

Item 5. Operating and Financial Review and Prospects

         A.  Operating Results

         You should read the following discussion in conjunction with our consolidated financial statements and the accompanying notes appearing elsewhere in this annual report.

Overview

         We were incorporated with the objective of capitalizing on the growth of Internet gaming and entertainment - e-gaming. In April 2001, we acquired the assets of Suchow Holdings Ltd., a Bahamian-based company that provided back-end administrative software solutions for e-commerce driven websites. We anticipate becoming a leader in introducing innovative software products for the Internet gaming industry. We also intend to expand our market share of the Internet gambling market and become a leader in the Internet gaming industry.

         The period from inception on October 20, 2000 to December 31, 2000 is not comparable to the fiscal year ended December 31, 2001 because we were just starting to engage in the operation and management of internet gaming sites in 2000.

         Our consolidated financial statements are prepared in accordance U.S. generally accepted accounting principles. Our functional currency is the Canadian dollar and our operating subsidiary's is the United States dollar. Our financial statements are reported in United States dollars.

Sources of Revenue

         Our product revenue consists of license and sub-license fees and web site customization fees. Our services revenue include amounts derived from hosting fees, royalties and revenue sharing arrangements on e-commerce transactions.

Revenue Recognition

         Our licensing agreements contain multiple fee elements such as web customization, web hosting, licensing and marketing fees. Fees are allocated to the various components based on objective evidence of fair value, which includes the price charged as if the element was sold separately. We recognize revenue when there is persuasive evidence of an arrangement, such as a licensing agreement, when delivery has occurred, when there is a fixed or determinable fee and when collectibility is probable. When the fee is not fixed or determinable or when collectibility is not assured, the revenue is recognized when received. As amounts are collected, the appropriate revenue is recognized and deferred revenue is recorded for the annual amortizable portion as described below.

         Pursuant to our agreement with World Gaming, we are required to pay a monthly royalty fee of 20% based on net monthly revenues.

         We are subject to a 10% rolling reserve holdback on our revenue for a rolling six-month period by our credit card clearing company, Cybertronix. A 10% six-month rolling reserve is a standard procedure in the e-gaming industry. As of December 31, 2002, we have received payments through June 2002.

Current Sources Of Revenue

         License Fees

         Our sub-licensees pay us up-front software licensing fees for the purchase of a web site. Licensing fees for e-gaming web sites are deferred and recognized throughout the first year of a sub-licensee's operation. Revenue from the sale of software sub-licenses to our related reseller is recognized upon sell-through to the unrelated third parties.

         Web Site Customization Fees and Hosting Fees

         Our existing customers require us, and our potential customers may require us to customize, host and manage the server infrastructure and software platform as part of the purchase of an e-gaming web site. Revenues from web site customization fees are recognized as sold to third parties. We provide hosting service for a monthly fee. The web hosting fees are deferred and recognized over a twelve month period. Revenue from the sale of software sub-licenses to our related reseller is recognized upon sell through to the unrelated third parties.

         Royalties/Marketing

         We  earn  monthly   royalties  and  advertising   revenue  from  casino
operations.  Revenue  from  casino  operations,   marketing  and  royalties  are
recognized monthly as earned.

         A.  Operating Results

         The following is management's discussion and analysis of the our financial condition and results of its operations from the date of inception on October 13, 2000 to December 31, 2000 and for the fiscal years ended December 31, 2001 and 2002. Because we are an emerging company the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Fiscal Year Ended December  31, 2002
------------------------------------

         Revenues
         --------

         For the fiscal year ended December 31, 2002, we reported a net loss of $748,796 or $0.04 per share. Revenues amounted to $298,550, of which $171,551 was from the sale of software licenses and casino operations, $112,776 was from advertising and marketing and $8,223 was from royalties from e-gaming activities.

         Cost of Revenues
         ----------------

         Cost of revenues amounted to $70,752 for the same period and consisted principally of casino operations ($62,850) and gaming license expenses ($7,902).

         Selling, General and Administrative Expense
         -------------------------------------------

         Selling, general and administrative expense ("SG&A") amounted to $641,249 and consisted principally of consulting fees ($152,413), professional fees (comprised of accounting, audit and legal) ($191,743) other administrative and communication expenses ($297,093).

         SG&A expenses were due to our increased corporate activity, business development, sub-licensee acquisition, promotion and marketing. Professional accounting and legal expenses were attributable to our efforts to register as a public company with the Securities & Exchange Commission.

         Financial Condition, Liquidity and Capital Resources
         ----------------------------------------------------

         At December 31, 2002, the Company had total current assets of $48,246 consisting principally of cash and cash equivalents of $637, receivables of $15,793 and prepaid license fees of 30,949.

         Operations used $185,653 for the fiscal year ended December 31, 2002. Funds used in operations primarily relate to professional fees regarding the registering of the company with the Securities and Exchange Commission.

         Investing activities used $3,617 for the fiscal year ended December 31, 2002, funds used in investing activities consisted of purchases of equipment.

         Financing activities provided $188,300 for the fiscal year ended December 31, 2002. Funds provided by financing activities were from loans made to the Company from related parties and from the sale of 17,000 shares of common stock.

         We had no long-term debt at December 31, 2002.


Fiscal Year Ended December  31, 2001
------------------------------------

         Revenues
         --------

         For the fiscal year ended December 31, 2001, we reported a net loss of ($2,117,900) or ($0.12) per share. Revenues amounted to $401,793, of which $239,283 was from the sale of software licenses and casino operations, $95,475 was from advertising, $50,352 was from royalties from e-gaming activities and $16,683 was from the sale of domain names.

         Cost of Revenues
         ----------------

         Cost of revenues amounted to $502,740 for the same period and consisted principally of casino operations ($241,718) software amortization and expenses ($55,785), commissions ($109,904) and gaming license amortization ($95,333).

         Selling, General and Administrative Expense
         -------------------------------------------

         Selling, general and administrative expense ("SG&A") amounted to $2,016,953 and consisted principally of consulting fees ($1,626,767), professional fees (comprised of accounting, audit and legal) ($187,725) other administrative and communication expenses ($202,461).

         SG&A expenses were due to our increased corporate activity, business development, sub-licensee acquisition, promotion and marketing. Professional accounting and legal expenses were attributable to our efforts to register as a public company with the Securities & Exchange Commission.

         Financial Condition, Liquidity and Capital Resources
         ----------------------------------------------------

         At December 31, 2001, the Company had total current assets of $107,879 consisting principally of cash and cash equivalents of $508, receivables of $76,639 and prepaid license fees of $35,732.

         Operations used $125,802 for the fiscal year ended December 31, 2001. Funds used in operations primarily relate to professional fees regarding the registering of the company with the Securities and Exchange Commission.

         Investing activities used $73,494 for the fiscal year ended December 31, 2001, funds used in investing activities consisted of purchases of software licenses to support operations.

         Financing activities provided $280,149 for the fiscal year ended December 31, 2001. Funds provided by financing activities were from the sale of 1,724,666 shares of our common stock.

         We had no long-term debt at December 31, 2001.


Inception October 20, 2000 to the Fiscal Year ended December 31, 2000
---------------------------------------------------------------------

         Revenues
         --------

         For the fiscal year ended December 31, 2000, we reported a net loss of ($100,896) or $0.01 per share. Revenues amounted to $112,172, of which $75,138 was from the sale of software licenses, $29,416 was from advertising, $1,052 was from royalties from e-gaming activities and $2,074 was from the sale of domain names.

         Cost of Revenues
         ----------------

         Cost of revenues amounted to $89,324 for the same period and consisted principally of casino operations ($34,092), software amortization and expenses ($22,903), commissions ($23,481) and gaming license amortization ($8,848).

         Selling, General and Administrative Expense
         -------------------------------------------

         Selling, general and administrative expense ("SG&A") amounted to $128,703 and consisted principally of advertising and marketing ($34,208), consulting ($51,649), professional fees (comprised of accounting, audit and legal) ($28,587), communications, ($6,903), travel ($2,598) and other administrative expenses ($4,758).

         SG&A expenses were due to our increased corporate activity, business development, affiliate acquisition, promotion and marketing. Professional accounting and legal expenses were attributable to our efforts to register as a public company with the Securities and Exchange Commission.

         Financial Condition, Liquidity and Capital Resources
         ----------------------------------------------------

         At December 31, 2000 we had no cash or cash equivalent and total current assets of $121,880 consisting principally of receivables of $18,429 and prepaid license fee of $103,451. See "Certain Transactions." In addition, our e-commerce transactions are settled within 30 days following the month-end of the month of the transactions and outstanding fees remaining from sub-licensees for front-end design of casino web sites pursuant to sub-licensee agreements.

         Operations used $1,903 of cash for the fiscal year ended December 31, 2000. Funds used in operations primarily relate to increases in receivables and prepaid license, which were partially offset by increases in payables and by various non-cash charges to earnings.

         Investing activities used $67,634 for the fiscal year ended December 31, 2000. Funds used in investing activities consisted of purchases of software license and equipment to support operations.

         Financing activities provided $69,430 for the fiscal year ended December 31, 2000. Funds provided by financing activities were from the sale of 2,100,000 shares of our common stock.

         We had no long-term debt at December 31, 2000.

         B.  Liquidity and Capital Resources

         The Company will require additional liquidity over the next 12 months. Thus far, the Company has possessed both internal and external sources of liquidity. From time to time in the past, Michael Dohaghy, the President of the Company, personally advanced non-interest-bearing loans to the Company for the day-to-day operations of the Company.

         C. Research and development, patents and licenses, etc.

On January 25, 2001, the Company entered into a software licensing agreement with Starnet (now World Gaming) and also paid Starnet (now World Gaming) a one-time, non-refundable software development fee for its own virtual casino. Pursuant to the agreement with Starnet (now World Gaming), the Company is required to pay a monthly royalty fee of 20% based on net monthly revenues. According to the agreement, 15% of the net monthly casino revenues must be spent on advertising and marketing per month. The term of the license agreement is for one year with automatic one-year extensions. The license allows the Company to assign sub-licenses.

         The Company is subject to a 10% rolling reserve holdback on our revenue for a rolling six-month period by our credit card clearing company, Cybertronix. A 10% six-month rolling reserve is a standard procedure in the e-gaming industry. As of December 31, 2002 we received payments through June 2002.

         On November 20, 2000, the Company, through a subsidiary, acquired a one-year gaming license from the Antigua and Barbuda Free Trade and Processing Zone. On November 20, 2001, through a subsidiary, in an agreement with World Gaming, we acquired a three-year gaming license from the Curacao Chamber of Commerce and Industry.

         D.  Trend Information

The Internet

         The Internet continues to grow at a high rate in terms of the number of users online, the total revenue being generated online and the speed at which communications can be carried. All of these factors contribute to a parallel growth in the number and value of online gaming transactions globally.

         According to published reports, the popularity of the Internet and the continuing increase in the on-line population has established it as one of the fastest growing communications mediums in history, reaching an estimated 50 million users worldwide within only 5 years since its establishment for business and personal use. Comparably, radio did not reach the same level of exposure for 38 years, television for 13 years and cable for 10 years.

         The intense increase in Internet penetration is due to several major factors, the first and foremost relating to PC penetration. Most PCs are equipped with some form of Internet access, and most homes have telephone lines. Once a PC is inside a home, the Internet is a natural part of its use. Second, technology advances in personal computers for the home and office, as well as those that help connection speed, encourage the use of the Internet. Most product developments, such as computers that offer Internet access by the touch of a button, make the Internet experience more enjoyable and, therefore, consumers are drawn to it. Lastly, the content on the Internet is self-enforcing. Advertising on the Internet directs consumers go to other websites, thus extending the average time that users spend on the web. North America has dominated the development of the Internet, but the greatest growth potential is outside that region.

         We expect these growth trends will have a positive impact on the Company's sales and revenues. See "Forward Looking Information," below.

The Economy

         We believe that significant opportunities exist for e-gaming and Internet entertainment activities. Specifically, we believe that e-gaming purchases and activity will continue to increase as we focus on providing a wide variety of gaming opportunities. We expect such increases to occur primarily as a result of a marketing plan and the development of relationships with various sub-licensees.

         G.  Safe harbor (Forward Looking Information)

We are projecting positive cash flow.

         We are projecting positive cash flow for the fiscal year ending December 31, 2003, but anticipate increased expenses. It is expected that these expenses will be caused primarily by:

o Cost to start-up and operate new lines of business o marketing costs o costs for software and related applications o startup, including personnel and office costs o sub-licensee acquisition costs o legal and accounting costs

We are in the emerging stage.

         We have a limited operating history since our operations began in November 2000. Consistent with other software development and e-gaming related companies, expenditures are heavily weighted in favor of our software development, marketing, customer acquisition and sub-licensee acquisition efforts. We realize that these expenditures are necessary in order to compete for customers more effectively and to develop a profitable Internet e-gaming company capable of surviving and prospering well into the future.

         We expect to continue developing our sub-licensee relationships by adding new sub-licensees to our network of online casino sites and improving functionalities based on customer needs, requests and requirements. In the event that we target an appropriate acquisition or licensing candidate, which we currently have not, we may require additional funding to consummate such a relationship.

         We do not currently have sufficient financial resources to meet the funding requirements referenced above. Accordingly, we are currently seeking funding from outside sources. At the date hereof, we have no firm commitments from anyone to provide additional funding. The Company has filed a registration statement on Form F-1 to sell up to 2,000,000 shares of its common stock. The registration statement was declared effective by the Securities and Exchange Commission on June 21, 2002. The Company sold 17,000 shares of common stock pursuant to the effective registration statement. The offering was closed on June 21, 2003.


Item 6. Directors, Senior Management and Employees

A. Directors and senior management. Set forth below are particulars respecting our current directors and officers as of December 31, 2002, and the business experience of each such person:

 Name                    Business Address           Position
 ----                    ----------------           --------
 Michael Donaghy         1315 Lawrence Ave. East    Chief Executive Officer,
                         Suite 520                  President and Director
                         Toronto, Ontario
                         Canada M3A 3R3


 Victor DeLaet           250-480 Broad Street       Vice-President and Director
                         Regina, Saskatchewan
                         S4R IX3

 Praful Parikh, B.Sc.,   1315 Lawrence Ave. East    Director
 M. Sc., BMA             Suite 520
                         Toronto, Ontario
                         Canada M3A 3R3

Michael Donaghy, President. Mr. Donaghy, age 42, has been our President, since inception. From February 2000 to October 2000 he served as Interim President of Zaurak Capital Corp., an e-gaming holding company. In 1999 he formed and was named President and Chief Executive Officer of CyberGaming Inc., a company engaged in the business of Internet e-gaming sub-licensing, website creation and hosting. Mr. Donaghy resigned as President and CEO of CyberGaming Inc. in September 2000, just prior to joining us. Mr. Donaghy is also President of Citywebsites.com, a website design company, since March 1995.

Victor DeLaet, Vice President. Mr. DeLaet, age 48, has been our Vice President and Director since inception. He has been the President of DeLaet Financial Services from April 1990 to present. From May 2000 to September 2000, Mr. DeLaet was a consultant to International Gaming Consultants, Inc., for marketing and selling on-line casinos.


Praful Parikh, B.Sc., M. Sc., BMA. Mr. Parikh, age 56, has been a director since August, 2002. Prior to that he was an Assistant Vice-President of Trans Gas Ltd., the Gas Utility Company run by the Province of Saskatchewan since 1995. Mr. Parikh has used his expertise in Marketing and International Distribution since immigrating to Canada in 1977. Prior to that he had owned a successful manufacturing plant in India for 10 years. He has also served in senior management and advisory positions including The Saskatchewan Liquor Board (Director of Human Resources), The National Parole Board of Canada (Advisor), and the Saskatchewan Liquor Board Bargaining Team (Chairperson).


Mr. Parikh 's curriculum vitae includes diplomas in Human Behavior and Adult Psychology and he also sits on a number of private and public company boards.

         B. Compensation. Mr. Donaghy received a salary of $6,800 during the fiscal period ended December 31, 2000, $78,500 for the fiscal year ended December 31, 2001 and $125,000 for the fiscal year ended December 31, 2002, as the Company's President and Chief Executive Officer. Mr. DeLaet received no salary during the fiscal period ended December 31, 2000, $93,894 for the fiscal year ended December 31, 2001 and no salary for the fiscal year ended December 31, 2002, as the Company's Vice President. No other compensation was paid to our executive officers.

         We do not presently pay any cash compensation to directors for serving on our board, but we do reimburse directors for out-of-pocket expenses for attending board meetings.

         C. Board Practices. While not required, each of the Company's directors is a resident of Canada and holds office until the Company's first annual meeting or until his successor is duly elected or appointed. Officers are appointed annually by the Board of Directors to serve at the Board's will.

         D. Employees. As of December 31, 2002, we had a total of five (5) full-time employees in Toronto, Ontario. None of our employees are covered by any collective bargaining agreement. We believe that relations with our employees are good.

         E. Share Ownership. The following table sets forth information relating to the beneficial ownership of the our common stock as of the date of this annual report by those persons who beneficially own more than 5% of our common stock and by all of our directors and executive officers as a group, as of May 31, 2002.

Name and Address of    Position with the           Number of Shares
Beneficial Owner (1)   Company                     Owned                 Percent
--------------------   -------                     -----                 -------

Michael Donaghy (2)    Chief Executive Officer      8,300,000            42.0%


Victor DeLaet (3)      Vice President and           2,251,833            11.40%
                       Director

Praful Parikh          Director                       675,000            3.41%

MTJ Holdings Ltd.      N/A                          1,700,000            8.6%
Ste.#4 Temple Bldg.
Main & Prince William
Nevis, West Indies

Phillip Head, Trustee  N/A                          1,000,000            5.06%
Casino Gold
PHP International Ltd
Galveston, TX  77550

All Officers and                                   11,091,833            56.10%
Directors as a Group
(3 Persons)


(1) All officer and director addresses are c/o the Company at 1315 Lawrence Avenue East, Suite 520, Toronto, Canada M3A 3R3.
(2) Mr. Donaghy beneficially owns these shares indirectly through his spouse.
(3) Mr. DeLaet beneficially owns 462,333 shares indirectly as a controlling shareholder of International Gaming Consultants, Inc. and 500,000 indirectly through his spouse. (4) Less than 1%.


Item 7. Major Shareholders and Related Party Transactions

         A. Major shareholders. The Company is not aware of any beneficial owners of 5% or more of the Company's common stock other than those disclosed in
Item 6.E. above.

         B. Related party transactions. We have a sub-licensee agreement with International Gaming Consultants, Inc., a company owned and controlled by Victor DeLaet, an officer and director. Pursuant to our sub-licensee agreement, International Gaming has in turn entered into sub-license agreements with 17 third parties unaffiliated with us. The sub-license agreement between International Gaming and us are on the same terms as the sub-license agreements between unaffiliated third parties and us.

         International Gaming does not own or operate a gaming web site. The cost per site for each of the sites referred to us by International Gaming is approximately $45,000, which the sub-licensees are paying to us on a monthly basis from revenues generated by the websites. In addition, we have the right to receive recurring revenue of 15% of the revenue generated from each such casino site on a monthly basis. See "Business-The Company."

         Full disclosure of this transaction was made to World Gaming and World Gaming consented to this sub-licensing arrangement.

         As of May 31, 2002, we owed Messrs. Donaghy and DeLaet approximately $520,000 and $62,964, respectively for consulting services, for funds advanced to us and for other expenses paid on behalf of the Company.

         During November 2000, we issued to Mr. Donaghy 8,400,000 shares of common stock at $0.0009 per share in exchange for office equipment with a historical cost of $3,472 and expenses valued at $3,992, which represents his historical cost.

         During November 2000, we issued to Victor DeLaet 2,100,000 shares of common stock at $0.0331 per share for $69,430 cash.

Item 8. Financial Information

         A. Consolidated Statements and Other Financial Information. This annual report on Form 20-F contains the financial information set forth under Item 18.

         B. Significant Changes. In May 2003, the Company entered into initiatives to further diversify the it's interests in the lifestyles consumables market. The first initiative is the distribution of private labeled bottled spring water and the second initiative is the distribution of a private line of UV-free tanning products and booths.

         In April 2001, the Company acquired the assets of Suchow Holdings, Ltd for $150,000 and 1,000,000 shares of its common stock. This acquisition will allow the Company to provide back-end administrative software solutions for e-commerce driven websites. The Company will use its proprietary e-gaming and management software acquired from Suchow to license its own software to Internet gaming website operators.

Legal Proceedings

         The Company is not a party to any pending or ongoing material legal proceeding nor is the company aware of any threatened or anticipated legal proceeding against it.

Dividend Policy

         The Company has not paid and does not plan to pay any cash dividends on its capital stock. The Company currently intends to retain any future earnings to fund growth, and therefore does not expect to pay any cash dividends in the foreseeable future.

Item 9. The Offer and Listing

         As of December 31, 2002, no active market within or outside the United States exist for our common stock. As of the date of this report, there is no active trading market within or outside the United States for our common stock.

Item 10. Additional Information

A.  Share Capital.

         Not Applicable

B. Memorandum and articles of incorporation.

         Incorporated by reference from the Company's registration statement on Form 20-F filed on December 19, 2001.

C. Material contracts.

         On January 25,  2001,  the Company  entered  into a software  licensing agreement with World Gaming and also paid World Gaming a one-time, non-refundable software development fee of $100,000 for its own virtual casino. Pursuant to the agreement with World Gaming, the Company is required to pay a monthly royalty fee of 20% based on net monthly revenues. According to the agreement, a minimum of 15% of the previous month's net monthly casino revenues must be spent on advertising and marketing per month. The term of the license agreement is for one year with automatic indefinite one-year extensions. The World Gaming license allows the Company to assign sub-licenses.

         On November 20, 2001, through a subsidiary, in an agreement with World Gaming, we acquired a three-year gaming license from the Curacao Chamber of Commerce and Industry.

         The Company is subject to a 10% rolling reserve holdback on its revenue for a rolling six-month period by its credit card clearing company, World Gaming. A 10% six-month rolling reserve is a standard procedure in the e-gaming industry. To date, the Company has received payment from World Gaming through June 2002.

         The Company has employment agreements with its president and vice president, as discussed more fully below.

         The Company entered into a three -year employment agreement with Michael Donaghy dated July 1, 2001 to serve as our President and also as the general manager of our wholly-owned subsidiary International E Gaming Developers Inc. Mr. Donaghy is entitled to receive an annual salary of $125,000 plus customary vacation, medical, dental and life insurance benefits and reimbursement of certain business expenses. We may terminate the employment agreement for "cause" which includes, (i) failure by Mr. Donaghy to perform his duties in accordance with the employment agreement; (ii) Mr. Donaghy's conviction for a criminal offense involving fraud, misappropriation of monies, property or rights of the Company or an act of moral turpitude; (iii) Mr. Donaghy's willful malfeasance or willful gross misconduct; (iv) a breach of certain provisions of the employment agreement; and (v) for any reason permitted by law that would allow the Company to terminate the agreement without notice or for payment in lieu of notice.

         The Company may also terminate the employment agreement prior to the end of the term by payment to Mr. Donaghy of a lump sum equal to his compensation and benefits payable under the remaining term of the agreement.

         The Company entered into a three-year employment agreement with Victor DeLaet dated July 1, 2001 to serve as our Vice President. Mr. DeLaet is entitled to receive an annual salary of $100,000 (Canadian) plus customary vacation, medical, dental and life insurance benefits and reimbursement of certain business expenses. We may terminate the employment agreement for "cause" which includes, (i) failure by Mr. DeLaet to perform his duties in accordance with the employment agreement; (ii) Mr. DeLaet's conviction for a criminal offense involving fraud, misappropriation of monies, property or rights of the Company or an act of moral turpitude; (iii) Mr. DeLaet's willful malfeasance or willful gross misconduct; (iv) a breach of certain provisions of the employment agreement; and (v) for any reason permitted by law that would allow the Company to terminate the agreement without notice or for payment in lieu of notice.

         We may also terminate the employment agreement prior to the end of the term by payment to Mr. DeLaet of a lump sum equal to his compensation and benefits payable under the remaining term of the agreement.

D. Exchange controls.

         The Company is an Ontario corporation. Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, royalties and other payments to non-resident holders of the Canadian securities.

         There are no limitations under the laws of Canada or in the controlling documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.  Taxation.

Canadian Federal Income Tax Consequences

         The following is a brief summary of some of the principal Canadian federal income tax consequences to a U.S. Holder (as defined below) of the Company's common shares who deals at arm's length with and is not affiliated with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) and the Canada-United States Income Tax Convention, is at all relevant times resident or deemed to be resident in the United States and is not nor is deemed to be in Canada and does not carry on business in Canada.

         This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders are advised to consult their own tax advisers with respect to their particular circumstances.

         Under the Income Tax Act (Canada) and pursuant to the Canada-United States Income Tax Convention, a U.S. Holder of common shares will be subject to a 15 percent withholding tax on dividends paid or credited or deemed by the Income Tax Act (Canada) to have been paid or credited on such shares. The withholding tax rate is 5 percent for 1999, 2000 and 2001, where the U.S. Holder is a corporation that beneficially owns at least 10 percent of the voting shares of the Company.

         In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company common shares unless (i) at any time in the five-year period immediately preceding the disposition, 25 percent or more of the shares of any class or series of the capital stock of the Company were owned (or were under option or subject to an interest in) by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Canada-United States Income Tax Convention) situated in Canada.

United States Federal Income Tax Consequences

         The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. This discussion does not cover any state, local or foreign tax consequences. (See "Taxation-- Canadian Federal Income Tax Consequences", above).

         The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

         This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders
------------

         As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered
-------------------

         This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a "functional currency" other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns common shares of the Company, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, or (xv) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company
--------------------------------------------

         U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at "Disposition of Common Shares of the Company" below)

         In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

         Dividends paid on the common shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company's outstanding shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

         Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company's common shares.

Foreign Tax Credit
------------------

         A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

         There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

         In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company
-------------------------------------------

         A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

         Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders
-------------------------------------

         In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company
--------------------------------

         If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC") In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

         The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company
--------------------------

         If (i) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

         The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation
------------------------------

         If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

         The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "U.S. property." The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

         If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

         The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company
----------------------------------

         The  Code  contains  rules  governing   "Passive   Foreign   Investment
Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

         For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

         U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain "excess distributions" on and dispositions of PFIC stock under Section 1291 of the Code. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of Code as described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

         The Company believes that it was not a PFIC for its fiscal year ended December 31, 2002 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2003. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

         The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules and how these rules may impact their U.S. federal income tax situation.

F. Dividends and paying agents.

         Not Applicable.

G. Statements by experts.

         Not Applicable

H. Documents on display.

Documents filed as exhibits to this annual report are described in Item 18(b).

Item 11. Quantitative and Qualitative Disclosures About Market Risk

         Not Applicable.

Item 12. Description of Securities Other Than Equity Securities

         Not Applicable.

                                     PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

         Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not Applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

         Based on the evaluation of the Company's disclosure controls and procedures in the 90 days prior to the date of this report, the Company's chief executive officer/ chief financial officer has determined that such controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

         There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Changes in Internal Controls

         No significant change has occurred in the Company's internal controls or in other factors since the date of the evaluation that could significantly affect these controls, nor have there been any corrective actions with regard to significant deficiencies and material weaknesses in the Company's internal controls.

Item 16A. Audit Committee Financial Expert

         Not yet Applicable.

Item 16B. Code of Ethics

         Not yet Applicable.

Item 16C. Principal Accountant Fees and Services

         Not yet Applicable.

                                                     PART III

Item 17. Financial Statements

Financial  Statements.  Thze consolidated  financial  statements set forth under
Item 18 are included as part of this annual report.


Item 18.. Financial Statements

The following auditors' reports and consolidated financial statements are included in this Form 20-F:

Oxford Software Developers Inc.                                      Sequential
Consolidated Financial Statements                                    Page Number
---------------------------------                                    -----------
                  .........
Auditors' Report      ...................................................F-1
Consolidated Balance Sheet as at December 31, 2000 and
  December 31, 2001 .....................................................F-2
Consolidated Statements of Operations for the period from
  October 31, 2000 to December 31, 2000 and December 31, 2001............F-3
Statement of Stockholders Equity
  for the year ended December 31, 2000 and December 31, 2001.............F-4
Consolidated Statements of Cash Flows for the year ended
  December 31, 2000 and December 31, 2001 ...............................F-5
Notes to Consolidated Financial Statements...............................F-6

Item 19.               Exhibits

Exhibits and Exhibit Index. The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

                                                    Exhibit Index

Exhibit No.     Description                                          Page Number

   1.1          Articles of Incorporation.................................*
   1.2          Bylaws....................................................*
   2.1          Specimen Stock Certificate................................*
   4.1          Agreement with Starnet Systems International  Inc., dated
                January 25, 2001..........................................*
   4.2          Specimen Affiliate Sub-License Agreement..................*
   4.3          Asset Purchase Agreement with Suchow Holdings Ltd.
                   dated April 26, 2001...................................*
   4.4           Exhibits to Agreement with Starnet Systems International
                   Inc., dated January 25, 2001...........................*
   4.5           Mutual Release with CCPC Biotech Inc. dated March 1,
                   2001...................................................*
   4.6           Sub-License Agreement between Starnet Systems N.V. and
                   International E-Gaming Developers N.V. dated
                   November 20, 2001......................................*
   4.7           Employment Agreement between Oxford Software Developers
                   Inc. and Michael Donaghy dated July 1, 2001............*
   4.8           Employment Agreement between Oxford Software Developers
                   Inc. and Victor DeLaet dated July 1, 2001..............*
   4.9           Agreement between Oxford Software Developers Inc. and
                   West America Securities Corp. dated March 7, 2002......*
   8.1           List of Subsidiaries.....................................*
  23.1           Consent of Williams & Webster, P.S., Certified Public
                   Accountants............................................39
  99.1           Certificate of Chief Executive Officer pursuant to
                   Section 906 of the Sarbanes-Oxley Act of 2002..........40
  99.2           Certificate of Chief Financial Officer pursuant to
                   Section 906 of the Sarbanes-Oxley Act of 2002..........41


     * Incorporated by reference from the Company's annual report on Form 20-F filed on June 28, 2002.


     Financial Statement Schedules

     None.

                                   Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                               OXFORD SOFTWARE DEVELOPERS
                                               INC.


 Date: June 27, 2003                           By: /S/Michael Donaghy
                                                  ------------------------------
                                               Michael Donaghy, President/ Chief
                                               Executive Officer

     Certification by Chief Executive Officer Pursuant to Section 302 of the
                           Sarbanes-Oxley Act of 2002


I, Michael Donaghy, certify that:

1. I have reviewed this Annual Report on Form 20-F of Oxford Software Developers Inc. (the "Registrant");

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the a Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

     b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

     c)   presented   in  this   Annual   Report  our   conclusions   about  the
          effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely a affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


By:   /S/  Michael Donaghy
   -----------------------------
           Michael Donaghy
       Chief Executive Officer

Date: June 27, 2003

     Certification by Chief Financial Officer Pursuant to Section 302 of the
                           Sarbanes-Oxley Act of 2002


I, Michael Donaghy, certify that:

1. I have reviewed this Annual Report on Form 20-F of Oxford Software Developers Inc. (the "Registrant");

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the a Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

     b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

     c)   presented   in  this   Annual   Report  our   conclusions   about  the
          effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely a affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



By:   /S/  Michael Donaghy
   ------------------------------
           Michael Donaghy
       Chief Financial Officer

Date:  June 27, 2003

================================================================================















                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)

                        CONSOLIDATED FINANCIAL STATEMENTS


                                December 31, 2002
























                            Williams & Webster, P.S.
                          Certified Public Accountants
                        Bank of America Financial Center
                          W. 601 Riverside, Suite 1940
                                Spokane, WA 99201
                                 (509) 838-5111



================================================================================

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                                December 31, 2002

                                TABLE OF CONTENTS





INDEPENDENT AUDITOR'S REPORT                                                 F-1

CONSOLIDATED FINANCIAL STATEMENTS

         Balance Sheets                                                      F-2

         Statement of Operations                                             F-3

         Statement of Stockholders' Equity (Deficit)                         F-4

         Statement of Cash Flows                                             F-5

NOTES TO THE FINANCIAL STATEMENTS                                            F-6

Board of Directors
Oxford Software Developers Inc.
North York, Ontario
CANADA

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


We have audited the accompanying consolidated balance sheets of Oxford Software Developers Inc. formerly International E-Gaming, Inc. (an Ontario corporation) as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oxford Software Developers
Inc., as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has generated insufficient revenue to cover expenses and therefore has suffered recurring losses from operations resulting in an accumulated deficit of $2,967,592, at December 31, 2002. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this issue are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
June 23, 2003


                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                           CONSOLIDATED BALANCE SHEETS

                                                                                December 31,    December 31,
                                                                                    2002            2001
                                                                                ------------    ------------
ASSETS

      CURRENT ASSETS
          Cash                                                                  $        637    $        508
          Accounts receivable                                                         15,793          68,904
          Loan receivable, related party                                                 867           2,735
          Prepaid expenses                                                            30,949          35,732
                                                                                ------------    ------------
               Total Current Assets                                                   48,246         107,879
                                                                                ------------    ------------

      PROPERTY, PLANT AND EQUIPMENT
          Office equipment                                                            18,615          14,998
          Accumulated depreciation                                                   (10,692)         (4,731)
                                                                                ------------    ------------
               Total Property, Plant and Equipment                                     7,923          10,267
                                                                                ------------    ------------

      OTHER ASSETS
          Software license, net of amortization                                         --              --
          Software                                                                       952         405,342
                                                                                ------------    ------------
               Total Other Assets                                                        952         405,342
                                                                                ------------    ------------

TOTAL ASSETS                                                                    $     57,121    $    523,488
                                                                                ============    ============


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

      CURRENT LIABILITIES
          Accounts payable                                                      $    289,191    $    228,411
          Payroll liabilities                                                         47,813            --
          Checks written in excess of bank funds                                       8,478           3,673
          Deferred revenue                                                             3,130          13,312
          Customer deposits                                                             --            53,760
          Note payable                                                                15,860          15,718
          Loans payable, related party                                               415,894         210,900
                                                                                ------------    ------------
               Total Current Liabilities                                             780,366         525,774
                                                                                ------------    ------------

      COMMITMENTS AND CONTINGENCIES                                                     --              --
                                                                                ------------    ------------

      STOCKHOLDERS' EQUITY (DEFICIT)
          Common stock, no par value; unlimited shares authorized, 19,770,100
               and 19,753,100 shares issued and outstanding, respectively          2,321,614       2,304,614
          Subscriptions receivable                                                      --            (7,759)
          Accumulated deficit                                                     (2,967,592)     (2,218,796)
          Accumulated other comprehensive loss                                       (77,267)        (80,345)
                                                                                ------------    ------------
               Total Stockholders' Equity (Deficit)                                 (723,245)         (2,286)
                                                                                ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                            $     57,121    $    523,488
                                                                                ============    ============


   The accompanying notes are an integral part of these financial statements.

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                   Year Ended      Year Ended
                                                  December 31,    December 31,
                                                      2002            2001
                                                  ------------    ------------
REVENUES
   Revenues
       Licenses                                   $    177,551    $     76,773
       Services                                        120,999         255,970
                                                  ------------    ------------
          Total Revenues                               298,550         332,743

   Revenues from related party
       Services                                           --            69,050
                                                  ------------    ------------
          Total revenues from related party               --            69,050
                                                  ------------    ------------
      Total Revenues                                   298,550         401,793
                                                  ------------    ------------

COST OF REVENUES
       Licenses                                         42,077         105,298
       Services                                         28,675         397,442
                                                  ------------    ------------
          Total Cost of Revenues                        70,752         502,740
                                                  ------------    ------------

GROSS PROFIT (LOSS)                                    227,798        (100,947)
                                                  ------------    ------------

SELLING EXPENSES
   Advertising and marketing                            16,642          29,104
   Consulting                                            9,765         128,480
   Communications                                       16,111          20,578
   Travel                                                4,245          13,713
                                                  ------------    ------------
      Total Selling Expenses                            46,763         191,875
                                                  ------------    ------------

GENERAL AND ADMINISTRATIVE EXPENSES
   Bad Debt                                             40,033
   Consulting                                          152,413       1,498,287
   Depreciation                                          5,945           4,548
   Rent                                                 15,217          12,205
   Office expenses                                      12,669          17,947
   Legal fees                                          159,066         153,225
   Payroll                                             131,276          67,744
   Taxes                                                36,716          24,761
   Other administrative                                  8,474          11,861
   Professional expense                                 32,677          34,500
                                                  ------------    ------------
      Total General and Administrative Expenses        594,486       1,825,078
                                                  ------------    ------------

LOSS FROM OPERATIONS                                  (413,451)     (2,117,900)

OTHER INCOME (EXPENSES)
   Interest                                             (5,433)           --
   Loss on impairment of software                     (409,886)           --
   Debt forgiveness                                     79,974            --
                                                  ------------    ------------
       Total Other Income (Expenses)                  (335,345)           --
                                                  ------------    ------------

LOSS BEFORE INCOME TAXES                              (748,796)     (2,117,900)

PROVISION FOR INCOME TAXES                                --              --
                                                  ------------    ------------

NET LOSS                                              (748,796)     (2,117,900)

OTHER COMPREHENSIVE GAIN (LOSS)
   Foreign currency translation gain (loss)              3,078         (80,345)
                                                  ------------    ------------

COMPREHENSIVE LOSS                                $   (745,718)   $ (2,198,245)
                                                  ============    ============

BASIC AND DILUTED NET LOSS
   PER COMMON SHARE                               $      (0.04)   $      (0.12)
                                                  ============    ============

WEIGHTED AVERAGE NUMBER OF BASIC AND
   DILUTED COMMON SHARES OUTSTANDING                19,756,999      17,152,915
                                                  ============    ============

   The accompanying notes are an integral part of these financial statements.

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)



                                                    Common Stock                         Accumulated
                                              -------------------------                     Other
                                                 Number                  Subscriptions  Comprehensive   Accumulated
                                               of Shares       Amount      Receivable    Income/Loss     (Deficit)        Total
                                              -----------   -----------   -----------    -----------    -----------    -----------
Balance, January 1, 2001                       13,300,000       111,609          --             --         (100,896)        10,713

Stock issued in May 2001 for cash and
    subscription receivable at an average
    price of $0.1622 per share                  1,724,666       279,744       (97,759)          --             --          181,985

Stock issued in May 2001 in payment of
    expenses at an average price of
    $0.42 per share                             3,728,434     1,552,665          --             --             --        1,552,665

Stock issued in May 2001 in exchange for
    assets at an average price of $0.34
    per share                                   1,000,000       336,596          --             --             --          336,596

Payment of subscriptions receivable                  --            --          70,000           --             --           70,000

Payment of subscriptions receivable via
    customers' deposits at a price of $0.50
    per share                                        --            --          20,000           --             --           20,000

Transfer of shares by an officer directly
    to a third party for conversion of an
    outstanding liability at a price of
    $0.50 per share                                  --          24,000          --             --             --           24,000

Other comprehensive loss                             --            --            --          (80,345)          --          (80,345)

Net loss for the year ending
    December 31, 2001                                --            --            --             --       (2,117,900)    (2,117,900)
                                              -----------   -----------   -----------    -----------    -----------    -----------

Balance, December 31, 2001                     19,753,100     2,304,614        (7,759)       (80,345)    (2,218,796)        (2,286)

Stock issued for $1.00 per share                   17,000        17,000          --             --             --           17,000

Payment of subscriptions receivable                  --            --           7,759           --             --            7,759

Other comprehensive gain                             --            --            --            3,078           --            3,078

Net loss for the year ending
     December 31, 2002                               --            --            --             --         (748,796)      (748,796)
                                              -----------   -----------   -----------    -----------    -----------    -----------

Balance, December 31, 2002                     19,770,100   $ 2,321,614   $      --      $   (77,267)   $(2,967,592)   $  (723,245)
                                              ===========   ===========   ===========    ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                           Year Ended      Year Ended
                                                          December 31,    December 31,
                                                              2001            2001
                                                          ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                             $   (748,796)   $ (2,117,900)
     Adjustments to reconcile net loss to net cash used
         by operating activities:
        Depreciation and amortization expense                    5,945          60,179
        Loss on impairment of software                         409,886            --
        Debt forgiveness                                       (79,974)           --
        Stock issued in payment of expenses                       --         1,552,665
        Conversion of a liability to equity
          due to transfer of shares from an officer               --            24,000
        Stock issued in payment of expenses                       --            20,000
     Change in assets and liabilities:
        Accounts receivable                                     53,111         (52,558)
        Related party loan                                       1,868            (652)
        Prepaid license                                          4,783          67,719
        Accounts payable                                       140,754         185,095
        Payroll liabilities                                     47,813            --
        Notes payable                                              142         (40,506)
        Payable to related party                                37,952         135,149
        Deferred revenue                                       (10,182)         (9,147)
        Checks written in excess of bank funds                   4,805          (3,606)
        Customer deposits                                      (53,760)         53,760
                                                          ------------    ------------
              Net cash used by operating activities           (185,653)       (125,802)
                                                          ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of equipment                                      (3,617)         (1,588)
     Purchase of software                                         --           (71,906)
                                                          ------------    ------------
        Net cash used by investing activities                   (3,617)        (73,494)
                                                          ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from sales of common stock                        17,000         181,985
     Proceeds from stock subscriptions                           7,759          70,000
     Proceeds from related party loans                         198,524         118,051
     Payments on related party loans                           (34,983)        (89,887)
                                                          ------------    ------------
        Net cash provided by financing activities              188,300         280,149
                                                          ------------    ------------

     Net decrease in cash and cash equivalents                    (970)         80,853

     Foreign currency translation gain (loss)                    1,099         (80,345)

     Cash and cash equivalents beginning of period                 508            --
                                                          ------------    ------------

     Cash and cash equivalents at end of period           $        637    $        508
                                                          ============    ============


SUPPLEMENTAL CASH FLOW DISCLOSURES:
     Income taxes paid                                    $       --      $       --
                                                          ============    ============
     Interest paid                                        $       --      $      5,169
                                                          ============    ============
NON-CASH INVESTING AND FINANCING ACTIVITIES:
     Stock issued in exchange for assets                  $       --      $    336,596
     Stock issued in payment of expenses                  $       --      $  1,552,665
     Stock subscriptions paid by customer deposits        $       --      $     20,000
     Stock issued for subscriptions                       $       --      $     97,759





   The accompanying notes are an integral part of these financial statements.

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

International E Gaming Developers Ltd. (hereinafter "the Company") was originally incorporated October 13, 2000 under the laws of the Province of Ontario, Canada. On May 17, 2001, the Company changed its name to Oxford
Software Developers Inc. The Company and its wholly owned subsidiary, International E-Gaming Developers Inc., intend to develop software applications in the future. The Company's fiscal year-end is December 31.

On November 3, 2000, the Company incorporated its wholly owned subsidiary, International E-Gaming Developers Inc. (hereinafter "E-Gaming Inc.") under the laws of Antigua and Barbuda. E-Gaming is primarily engaged in the operation and marketing of internet gaming sites.

On November 8, 2001, the Company incorporated a wholly owned subsidiary, International E-Gaming Developers NV (hereinafter "E-Gaming NV), a limited liability company, under the laws of Curacao, Netherlands Antilles to engage in the operation of games of chance on the international market via service lines.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Oxford Software Developers Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation
---------------------------
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation. See Note 3.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting.

Cash and Cash Equivalents
-------------------------
For purposes of its statement of cash flows, the Company considers all bank accounts, certificates of deposit, money market accounts and short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Advertising and Marketing Expenses
----------------------------------
Advertising and marketing fees are charged to operations in the year incurred. Advertising and marketing expenses were $16,642 for year ended December 31, 2002.

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
----------------
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Going Concern
-------------
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $748,796 for the year ended December 31, 2002 and has recurring losses from operations. The Company is currently putting licenses and technology in place that will, if successful, mitigate these factors that raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management plans to seek new capital from new equity securities issuances that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.

Management also believes that new opportunities in the lifestyles consumables market for bottled water an UV-free tanning booths and supplies will provide positive cash flow in the future. See note 15.

Provision for Doubtful Accounts and Bad Debt Expense
----------------------------------------------------
Provision for losses on trade accounts receivable is made in amounts required to maintain an adequate allowance to cover anticipated bad debts. Accounts receivable are charged against the allowance when it is determined by the Company that payment will not be received. Receivables are shown net of an allowance for bad debts as of December 31, 2002 and 2001.

During the year ended December 31, 2002, the Company determined that an impairment of accounts receivable had occurred and therefore recognized a bad debt expense of $40,033 in the accompanying financial statements.

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Provision for Taxes
-------------------
Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109 "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At December 31, 2002, the Company had net deferred tax assets of approximately $600,000, principally arising from net operating loss carryforwards and non-deductible expenses for tax purposes. The expected combined tax rates in Canada for federal and provincial income taxes are approximately 44%, which is used in the calculation of the deferred tax assets. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at December 31, 2002.

At December 31, 2002, the Company has a net operating loss carryforward of approximately $1,460,000. The Company had approximately $1,458,000 of services and professional fees paid through the issuance of common stock, which are not deductible in Canada for tax purposes.

Impaired Asset Policy
---------------------
In complying with the Financial Accounting Standards Board Statement titled "Accounting for Impairment of Long-lived Assets," the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. During the year ended December 31, 2002, the Company determined its software, which had a book value of $405,342, was fully impaired.

Compensated Absences
--------------------
Employees of the Company are entitled to paid vacation. The vacation pay is equal to 4% of an employees gross payroll. The Company's policy will be to recognize the costs of compensated absences when actually paid to employees. This departure from generally accepted accounting policies is deemed immaterial.

Fair Value of Financial Instruments
-----------------------------------
The carrying amounts for cash, prepaid expenses, receivables, payables, and notes payable approximate their fair value.

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition and Deferred Revenue
----------------------------------------
Revenue is recognized when there is persuasive evidence of an arrangement, when delivery has occurred, when there is a fixed or determinable fee and when collectiblility is probable. When the fee is not fixed or determinable or when collectibility is not assured, the revenue is recognized when received. As amounts are collected, the appropriate revenue is recognized and deferred revenue is recorded for the annual amortizable portion as described below.

When contracts contain multiple elements, the fee is allocated to the various components based on objective evidence of fair value, which includes the price charged as if the element was sold separately. Accordingly, contracts may contain customization, web hosting, licensing and marketing fees as described and valued below.

One of the Company's original contracts was a premium contract which included $25,000 for annual marketing and support offered to the original premium holders. That amount is considered by the Company to be a deferred revenue and was recorded as such and the amount will be amortized over the service period of one year. This level of service is no longer available.

Revenues from the customization fees, less $1,400, are recognized as sold to third parties. The $1,400 web hosting and annual licensing fees are deferred and recognized throughout the first year of operation. Revenue from the sale of software sub-licenses to the Company's related reseller is recognized upon sell through to the unrelated third parties. Revenue from casino operations, advertising and royalties is recognized monthly as earned.

At December 31, 2001, the Company had contracts in place totaling approximately $827,000 which are not reflected in the financial statements because the contract fee was not considered fixed and determinable due to payment terms based on revenue generated by the customer. A total of $497,000 of these contracts in place are attributable to a related party. See Note 7. Contracts in place represent affiliate sub-license contracts with payment terms linked to the activity generated on the virtual casinos. As these contracts are collected, revenue will be reflected in the financial statements.

During the year ended December 31, 2002, the majority of the casinos related to these contracts were no longer operating or had been taken over by the Company and are available for resale and have no balance owing to the Company.

Functional Currency/Reporting Currency
--------------------------------------
Although the parent company's functional currency is the Canadian dollar, the Company's operating subsidiary conducts business in United States dollars. Therefore, the Company's reporting currency is the United States dollar.

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation Policy
-----------------------------------
All transactions in currencies other than the United States dollar during the year are translated at average exchange rates for the period. Monetary assets and liabilities denominated in a foreign currency are translated at the prevailing year-end rates of exchange. Exchange gains or losses are included in the consolidated statements of income (loss) and retained earnings.

For foreign subsidiaries whose functional currency is the local foreign currency, balance sheet accounts are translated at exchange rates in effect at the end of the period and income statement accounts are translated at average exchange rates for the period. Translation gains and losses are included in accumulated other comprehensive income (loss), a component of stockholders' equity.

Accounting Pronouncements
-------------------------
In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation
- Transition and Disclosure" (hereinafter "SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of the statement are effective for financial statements for fiscal years ending after December 15, 2002. The Company currently reports stock issued to employees under the rules of SFAS 123. Accordingly there is no change is disclosure requirements due to SFAS 148.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (hereinafter "SFAS No. 146"). SFAS No. 146
addresses  significant  issues  regarding  the  recognition,   measurement,  and
reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 was issued in June 2002 and is effective for activities after December 31, 2002. There has been no impact on the Company's financial position or results of operations from adopting SFAS No. 146.

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Pronouncements (continued)
-------------------------------------
In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (hereinafter "SFAS No. 145"), which updates, clarifies and simplifies existing accounting pronouncements. FASB No. 4, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related tax effect was rescinded. As a result, FASB No. 64, which amended FASB No. 4, was rescinded, as it was no longer necessary. FASB No. 44, Accounting for Intangible Assets of Motor Carriers, established the accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Since the transition has been completed, FASB No. 44 is no longer necessary and has been rescinded. SFAS No. 145 amended FASB No. 13 to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company adopted SFAS No. 145 and does not believe that the adoption will have a material effect on the financial statements of the Company at December 31, 2002.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (hereinafter "SFAS No. 144"). SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations. SFAS No. 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. This statement is effective beginning for fiscal years after December 15, 2001, with earlier application encouraged. The Company's adoption of SFAS No. 144 caused the Company to write down the remaining value of its software, totaling $409,886. See note 5.


In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (hereinafter "SFAS No. 143"). SFAS No. 143 establishes guidelines related to the retirement of tangible long-lived assets of the Company and the associated retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets. This statement is effective for financial statements issued for the fiscal years beginning after June 15, 2002 and with earlier application encouraged. The Company adopted SFAS No. 143 and does not believe that the adoption will have a material impact on the financial statements of the Company at December 31, 2002.

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Pronouncements (continued)
-------------------------------------
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (hereinafter
"SFAS No. 141") and Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (hereinafter "SFAS No. 142"). SFAS No. 141 provides for the elimination of the pooling-of-interests method of accounting for business combinations with an acquisition date of July 1, 2001 or later. SFAS No. 142 prohibits the amortization of goodwill and other intangible assets with indefinite lives and requires periodic reassessment of the underlying value of such assets for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. An early adoption provision exists for companies with fiscal years beginning after March 15, 2001. On
January 1, 2002, the Company adopted SFAS No. 142. Application of the nonamortization provision of SFAS No. 142 is expected to result in no change to the Company's results of operations, as the Company does not have assets with indeterminate lives.

In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (hereinafter "SFAS No. 140"). This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities and also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000, and is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company believes that the adoption of this standard will not have a material effect on the Company's results of operations or financial position.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others"
(hereinafter "FIN 45"). FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002 and do not have an impact on the financial statements of the Company. The Company does not anticipate issuing any guarantees which would be required to be recognized as a liability under the provisions of FIN 45 and thus does not expect the adoption of this interpretation to have an impact on its results of operations or financial position.

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Instruments
----------------------
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001. These standards establishe accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

December 31, 2002, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Segment Information
-------------------
The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS No. 131") during the fiscal year ended December 31, 2000. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position, but did affect the disclosure of segment information as illustrated in Note 14.

As described in Note 3, the Company's subsidiaries have turned over all their operations to Oxford Software Developers Inc. and are no longer operating, making segment reporting unnecessary.

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002



NOTE 3 - SUBSIDIARIES

International E-Gaming Developers Inc.
--------------------------------------
On November 3, 2000, the Company incorporated a wholly owned subsidiary, International E-Gaming Developers, Inc. under the laws of Antigua and Barbuda as an International Business Corporation. E-Gaming Inc. was incorporated to engage in Internet gaming, including international betting, gaming, sports betting and bookmaking activities along with wagers on sporting events taking place outside the Caribbean Community region from residents of countries outside the Caribbean Community region. E-Gaming Inc. was primarily engaged in the operation and marketing of Internet gaming sites.

During the year ended December 31, 2002, the Company took over all operations of E-Gaming, Inc.

International E-Gaming Developers NV
------------------------------------
On November 8, 2001, the Company incorporated a wholly owned subsidiary, International E-Gaming Developers NV, a limited liability company, under the laws of Curacao, Netherlands Antilles. E-Gaming NV was incorporated to engage in the operation of games of chance on the international market via service lines. E-Gaming NV is primarily engaged in the operation and marketing of Internet gaming sites. During the year ended December 31. 2002 the Company took over all operations of International E-Gaming Developers NV.


NOTE 4 - OFFICE EQUIPMENT

Office equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from three to five years.

The following is a summary of office equipment and accumulated depreciation at December 31, 2002:

                                                         Accumulated
                                            Cost         Depreciation
                                        ------------     ------------
               Office equipment         $     18,465     $     10,692
                                        ============     ============

Depreciation expense for the year ended December 31, 2002 was $5,945.


NOTE 5 - INTANGIBLE ASSETS

During the year ended December 31, 2002 the Company reached an agreement with World Gaming to discontinue their relationship and seek other avenues for processing the casino revenues and payments. As a result, outstanding amounts

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002

NOTE 5 - INTANGIBLE ASSETS (continued)

owing to or from World Gaming were written off with a residual $12,688 to be paid to World Gaming in monthly installments. At December 31, 2002, the Company had not begun payments. The amount owing to World Gaming is including in accounts payable in the financial statements. The net amount owing to World Gaming that was written off as a forgiveness of debt is $28,995 and is included in other income and expenses in the financial statements.

Gaming License
--------------
On November 20, 2001, the Company's subsidiary, E-Gaming NV, acquired a five-year sublicense from World Gaming to engage in the operation of games of chance in the international market via service lines in the territory of Curacao. The first year fee of $40,000 was paid in 2001 and will be amortized at a rate of approximately $667 per month as a cost of revenues over the life of the sublicense.

Software License
----------------
On January 1, 2001, E-Gaming Inc. entered into a software licensing agreement with Starnet Systems International Inc. ("Starnet"). E-Gaming Inc. paid a one-time, non-refundable software development fee for its own virtual casino. E-Gaming Inc. is also required to pay a decreasing monthly royalty fee based on net monthly revenues. According to the agreement, 15% of the net monthly casino revenues must be spent on advertising and marketing per month. In addition, the Company is required to pay other operating charges. The license allows for E-Gaming Inc. to assign sub-licenses, given certain provisions. The term of the license agreement is one year with automatic one-year extensions. This license is included in Other Assets on the financial statement and is being amortized over one year. Amortization for the year ended December 31, 2001 amounted to $55,785 and is included in cost of revenues.

During the year ended December 31, 2002, the Company and Suchow came to an agreement Starnet reserves 10% of the total winning payout on all games as a rolling reserve for a total of six months. This rolling reserve is used for charge backs when necessary. At December 31, 2002, the rolling reserve amounted to $29,416 and is included in the accounts receivable as an amount receivable from Starnet. Additionally, it is included in the accounts payable as an amount due to affiliates.

Software
--------
On April 26, 2001, the Company entered into an asset purchase agreement with Suchow Holdings, Ltd., a Bahamian-based company. According to the terms of the agreement, the Company agreed to pay a total of $103,000 over five months and issued 1,000,000 shares of common stock. In return, the Company acquired an Internet gaming and management software program and copyright, hardware, and several existing casino contracts. The Company expects to customize the gaming and management software and sell it to another vendor. The total value of

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002



NOTE 5 - INTANGIBLE ASSETS (continued)

Software (continued)
--------------------
the assets, which amounted to $405,342, were deemed to be impaired and written off during 2002. Also during the year ended December 31, 2002 the remaining un paid balance of $54,490 was forgiven and is included in the "Other Income and Expense" section of the Statements of Operations.


NOTE 6 - NOTES AND LOANS PAYABLE

On November 29, 2000, the Company's subsidiary, E-Gaming Inc., signed a short-term note to purchase an Antiguan gaming license. The non-interest bearing note was paid in full during the three months ending June 30, 2001.

On December 11, 2000, the Company signed a promissory note in the amount of $25,000 (CDN) in connection with a letter of intent. See Note 11. The note is non-interest bearing, uncollateralized and is due on demand. As of December 31, 2002 and 2001, this loan was recorded at $15,860 and $15,718, respectively.

For information on the related party debt, see Note 7.


NOTE 7 - RELATED PARTY TRANSACTIONS

On December 31, 2002, the Company owed officers, directors and stockholders $415,027 for cash advances, consulting fees and expenses paid on behalf of the Company. These related aprty lonas are uncollateralized, non-interest bearing and due on demand.

Approximately 33% of the Company's customers are represented by one entity, which is owned and operated by a stockholder of the Company. See Note 8. This related party currently has no accounts receivables included in these financial statements but had $497,000 of the contracts in place in 2001. In 2002, the majority of the casino websites were closed down or taken over by the Company. See Note 2.

On December 31, 2002, a stockholder owed the Company $867. This loan is non-interest bearing, uncollateralized and due on demand.

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002


NOTE 8 - CONCENTRATIONS

Bank Accounts
-------------
The Company maintains two cash accounts at a Canadian bank and one cash account in Antigua. The Canadian dollar account is insured up to a maximum of $60,000, and the United States dollar account and the Antiguan account are not insured. At December 31, 2002, approximately $600 was exposed to risk.

Customers
---------
Approximately 33% of the Company's sublicense agreements are represented by one entity, which, in turn, resold the agreements to unrelated third parties. This entity is owned and operated by a stockholder of the Company. See Note 7.


NOTE 9 - COMMON STOCK

The Company is authorized to issue an unlimited number of common shares according to its original charter. The Company's shares have no stated par value. Each share of common stock is entitled to one vote at the shareholders' meetings. Shares may be transferred with the consent of a majority of the directors or the shareholders through resolution or by a signed instrument. In its original articles of incorporation, the Company limited the number of shareholders to not more than fifty non-employee individuals and any invitation to the public to subscribe for or purchase securities of the Company was prohibited. On September 13, 2001, the Company amended its articles of incorporation to lift the shareholder and invitation restrictions.

During October 2000, the Company issued 8,400,000 shares of common stock at $0.0009 per share in exchange for office equipment with a historical cost of $3,472, and expenses valued at $3,992, which represents the historical cost. The Company also issued 2,800,000 shares of common stock at $0.0124 per share in settlement of $34,715 of expenses paid on behalf of the Company by its chairman. The Company also issued to certain foreign individuals 2,100,000 shares of common stock at $0.0331 per share for $69,430 cash.

During the year ended December 31, 2001, the Company issued 1,724,666 shares of common stock for $279,744 in cash and subscriptions, at an average of $0.1622 per share and issued 48,000 shares of common stock for cash at $0.50 per share for a total of $24,000. The Company also issued 3,728,434 shares of common stock in exchange for consulting expenses valued at $1,552,665 or an average of $0.4164 per share. In addition, the Company issued 1,000,000 shares of common stock in exchange for assets valued at $336,596, or $0.3366 per share. See Note 13.

During the year ended December 31, 2002, the Company issued $17,000 shares of stock for cash for $1.00 per share.

Subsequent to 2002, during May 2003, the Company issued 108,000 shares of common
stock  at  $1.00   Canadian  per  share  ($0.64  U.S.)  for  $108,000   Canadian
(approximately $64,000 U.S.)

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002


NOTE 10 - INCOME (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares outstanding during the period. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted earnings per share is computed by dividing the net income (loss) adjusted for interest expense on convertible debt by the weighted average number of basic shares outstanding increased by the number of shares that would be outstanding assuming conversion of any stock options, warrants, and convertible debt. Diluted net income (loss) per share is the same as basic net income (loss) per share as there are no common stock equivalents outstanding.


NOTE 11 - LETTER OF INTENT

On December 4, 2000, the Company signed a letter of intent with a company listed on the Canadian Exchange. As a result of this agreement, the Company received $25,000 Canadian ($15,860 U.S.) and issued an uncollateralized demand promissory note for the sum received. While the companies mutually withdrew from the letter of intent during March 2001, the related note remains unpaid at December 31, 2002. See Note 6.


NOTE 12 - COMMITMENTS AND CONTINGENCIES

Potential Lawsuit
-----------------
During the year ended December 31 ,2002 the Company took over the operations of one of the Casinos due to failure to pay fee owing. The casino in question has begun proceedings regarding breach of agreement against the Company. At December 31, 2002 there was no financial impact and no potential financial impact could be determined.

Uncertainty as to the Legal Status of Internet Gaming
-----------------------------------------------------
The Company, its software licensees and its sub-licensees are subject to applicable laws in the jurisdictions in which they operate. Due to the relatively recent development of casino gaming over the Internet, there are limited direct regulations that deal with this application and there is uncertainty in certain jurisdictions as to the legal status of gaming over the Internet. Currently, the United States does not have federal legislation against Internet gambling, however, there have been several bills introduced to prohibit or restrict Internet gaming. There can be no assurance whether any such bill will become law in the future, the effects of which are uncertain.

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002



NOTE 12 - COMMITMENTS AND CONTINGENCIES (continued)

Uncertainty as to the Legal Status of Internet Gaming (continued)
-----------------------------------------------------------------
Subsequent to December 31, 2002 the United States House of Representatives Financial Services committee introduced two resolutions regarding Internet gambling and the Unites States Senate Banking, Housing, and Urban Affairs committee introduce one bill of the same nature. One of the House resolutions and the Senate bill both call for the prohibition of monetary banking transactions over the internet to gaming sites. This would make any payments to an online casino that take place through wires, credit cards, or debit cards illegal in the United States. The second House resolution calls for the formation of commission to study Internet gambling licensing and regulation. As of the date of these financial statements, none of the proposals has come out of committee and it is uncertain as to the date of any voting on the matter.

Computer Security
-----------------
The Company operates in an industry, which is vulnerable to attacks upon its computer operating security. The risks to the Company's operations are significant and will require continued monitoring to minimize the effects of any possible attacks from outside.

Foreign Operations
------------------
The accompanying balance sheet includes $57,000 relating to the Company's assets in Canada and Antigua. Although these countries are considered politically and economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company's operations.

Dependence on Key Licensor and Licensees
----------------------------------------
The Company's license to gaming software is issued by World Gaming pursuant to a gaming license issued by Antigua during 2001 and Curacao beginning in November 2001. World Gaming is one of the few primary developers and operators of casino and other gaming software in the world. During the year ended December 31, 2002, 100% of the Company's revenue from Internet gaming software was attributable to the World Gaming relationship. As part of the licensing agreement with World Gaming, the Company has the right to sublicense its software. Because World Gaming is the Company's sole licensor, the loss of the World Gaming relationship could have a material adverse effect on the Company's revenues, operating results and financial condition. Although the Company expects to diversify risks associated with dependence on World Gaming by entering into arrangements with additional licensors or developing and licensing its own software to various licensees, there can be no assurance that such diversification will be successful or that the Company will be able to reduce its dependence on one or a small group of licensors.

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002



NOTE 12 - COMMITMENTS AND CONTINGENCIES (continued)


Dependence On Key Licensor And Licensees (continued)
----------------------------------------------------

The original term of the Company's license agreement with World Gaming was for one year. In November 2001, the Company signed a five-year license agreement with World Gaming. The terms of the underlying license or sublicense agreements vary, although averaging ten-year terms and providing for automatic renewal periods of ten years. There is a risk that the Company's license agreement with World Gaming or the license or sublicense agreements with licensees (or sub-licensees, as the case may be) will not be renewed or will otherwise be terminated in accordance with the terms of such agreements. In addition, in the event that a licensee or sub-licensee chooses to operate a different casino, there can be no assurances that such new casino will be operated using the Company's software.

The trademarks or trade names under which all of the Company's licensees operate are the property of the respective licensees. Although the Company is generally entitled to continued operation of a casino on termination of a license or sublicense agreement, in certain cases this entitlement is limited and it generally does not include the operation of the casino under the existing name. A change in the name of the casino may lead to a loss of goodwill various methods needed to direct a customer to the new site cannot be completely relied upon.

Office Lease
------------
The Company signed a lease for office space in Calgary, Alberta. This one-year lease is in effect from April 1, 2001 through March 31, 2002. The lease calls for minimum monthly rent payments of approximately $560 Candian with a deposit of $560 Canadian.

During the year ended December 31, 2001, the Company assumed a three-year office lease in Oshawa, Ontario. The lease runs through December 31, 2003. The lease calls for a minimum monthly rent payment of approximately $1,040 Canadian. During the year ended December 31, 2002 the Company decided to close the Oshawa office as it had no need for the additional space and the Company was not satisfied that the rental corporation was upholding the lease agreement. The rental corporation has not approached the Company for breaking the lease.

The company has rented new space in Toronto, Ontario with a month to month agreement for rent for $3,500 Canadian (approximately $2,200 U.S.)

                         OXFORD SOFTWARE DEVELOPERS INC.
                (Formerly International E Gaming Developers Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2002





NOTE 13 - PURCHASE OF SOFTWARE AND OTHER ASSETS

On April 26, 2001, the Company entered into an asset purchase agreement with Suchow Holdings, Ltd., a Bahzamian-based company. According to the terms of the agreement, the Company will pay a total of $103,000 and issue 1,000,000 shares of common stock. In return, the Company acquired an Internet gaming and management software program and copyright, hardware, and several existing casino contracts. The Company expects to fully market, license and operate the gaming software. The total value of the assets amounted to $405,342.

During the year ended December 31, 2002 the Company reviewed the software and determined that it would not utilized in the near future. The Company further determined that the remaining value of the software was impaired and that impairment was included in operations during 2002 of $409,886.


NOTE 14 - SEGMENT INFORMATION

As described in Note 2, the Company adopted SFAS No. 131 in its fiscal year 2000. The Company's operations are classified into two principal reporting segments that provide different products or services. Separate management of each section is required because each business unit is subject to different marketing, production, and technology strategies.

During 2002, the Company determined the marketing, production and technology strategies were no longer different and consolidated the management of the two segments into one.


NOTE 15 - SUBSEQUENT EVENTS

New Business Activities
-----------------------
Subsequent to 2002 the Company decided to diversify the Company's interests into the lifestyles consumables market and entered into the following two agreements:

In May 2003 the Company entered a letter of intent with Andalusian Artesian Springs, Ltd., a spring water bottler to acquire the right to distribute bottled spring water and the option to acquire up to 49% of Andalusian common stock. Management intends to approach corporate and retail entities who wish to insert their own label and use the water as promotional or marketing tools. Additionally, the Company intends to market its own line of bottled spring water to sell at concerts, sporting events, and other venues. The Company has created a subsidiary, Ontario Private Water Labelling Limited, to operate this business.

The Company has also acquired the rights to be the authorized Canadian distributor for sales of MegaSun spay tanning booths. These stand-up tanning booths spray a mist of sunless tanning spray. In addition to the booths, the Company intends on marketing its own line of UV-free tanning products. The Company has created a subsidiary, Celebrity Tan, Inc., to operate this business.

Common Stock Issuances
----------------------
During May 2003, the Company sold 108,000 shares of common stock for $1.00 Canadian per share ($0.64 U.S.) for $108,000 Canadian (approximately $64,000 U.S.) See Note 9.