Form 20-F/A
period 2002-12-31
OXFORD SOFTWARE DEVELOPERS INC
filed 2003-06-30
CIK 1145703

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


                    RISK FACTORS RELATED TO OWNING OUR STOCK

Control By Existing Shareholders; Anti-Takeover Effects

         As of December 31, 2002, Michael Donaghy, indirectly through his spouse, beneficially owned approximately 42 % of our outstanding common shares and our executive officers and directors, including Mr. Donaghy, in the aggregate beneficially owned approximately 56.79% of our outstanding common shares. As a result, these shareholders, if acting together, would be able to exert substantial influence over us and to influence most matters requiring shareholder approval, including the election of directors, and thereby permitting these shareholders to control our affairs. The voting power of these shareholders under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

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

Name and Address of    Position with the           Number of Shares
Beneficial Owner (1)   Company                     Owned                 Percent
--------------------   -------                     -----                 -------

Michael Donaghy (2)    Chief Executive Officer      8,300,000            42.0%


Victor DeLaet (3)      Vice President and           2,251,833            11.40%
                       Director

Praful Parikh          Director                       675,000            3.41%

MTJ Holdings Ltd.      N/A                          1,700,000            8.6%
Ste.#4 Temple Bldg.
Main & Prince William
Nevis, West Indies

Phillip Head, Trustee  N/A                          1,000,000            5.06%
Casino Gold
PHP International Ltd
Galveston, TX  77550

All Officers and                                   11,226,833            56.79%
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