Form 20-F
period 2003-12-31
OXFORD INVESTMENT HOLDINGS INC
filed 2004-07-15
CIK 1145703

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 20-F


 [ ] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

 [X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended: December 31, 2003

 [ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period from _______ to
         ________


Commission file number:
                       -------------


                        OXFORD INVESTMENTS HOLDINGS INC.
                        --------------------------------
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                                 --------------
                 (Translation of Registrant's name into English)

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
            -----

The number of outstanding shares of the issuer's common Stock as of December 31, 2003: 20,566,600.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes X No
                                      ---   ---

Indicate by check mark which financial statement item the registrant has elected
to follow: Item 17    Item 18  X
                  ---         ---

                                TABLE OF CONTENTS
                                                                            Page
                                     PART I
Item 1.        Identity of Directors, Senior Management and Advisers          *
Item 2.        Offer Statistics and Expected Timetable                        *
Item 3.        Key Information                                                3
                        Selected Financial Data                               3
                        Risk Factors                                          5
Item 4.        Information on the Company                                     9
                        History and Development of the Company                9
                        Business Overview                                    10
                        Organizational Structure                             16
                        Property, Plants and Equipment                       16
Item 5.        Operating and Financial Review and Prospects                  17
                        Operating Results                                    17
                        Liquidity and Capital Resources                      20
                        Research and Development                             20
                        Trend Information                                    21
                        Safe harbor                                          21
Item 6.        Directors, Senior Management and Employees                    22
                        Directors and Senior Management                      22
                        Compensation of Directors and Officers               22
                        Board Policies                                       23
                        Employees                                            23
                        Share Ownership                                      23
Item 7.        Major Shareholders and Related Party Transactions             24
                        Major Shareholders                                   24
                        Related Party Transactions                           24
Item 8.        Financial Information                                         24
                        Consolidated Statements and Other
                          Financial Information                              24
                        Significant Changes                                  24
Item 9.        The Offer and Listing                                         24
Item 10.       Additional Information                                        25
                        Share Capital                                         *
                        Memorandum and articles of incorporation             25
                        Material Contracts                                   25
                        Exchange Controls                                    26
                        Taxation                                             26
                        Dividends and paying agents                           *
                        Statements by experts                                 *
                        Documents on display                                 31
Item 11.       Quantitative and Qualitative Disclosures About Market Risk     *
Item 12.       Description of Securities Other Than Equity Securities         *
                                  PART II
Item 13.       Defaults, Dividends Arrearages and Delinquencies               *
Item 14.       Material Modifications to the Rights of Security Holders
               and Use of Proceeds                                            *
Item 15.       Controls and Procedures                                       31
Item 16A.      Audit Committee Financial Expert                              31
Item 16B.      Code of Ethics                                                32
Item 16C.          Principal Accountant Fees and Services                    32

Item 17.       Financial Statements                                          33
Item 18.       Financial Statements                                          33
Item 19.       Exhibits                                                      34
SIGNATURES                                                                   35
CERTIFICATIONS                                                               36
* Omitted pursuant to General Instruction E(b) of Form 20-F.




                                     PART I

Item 1.           Identity of Directors, Senior Management and Advisers

         Not Applicable.


Item 2.           Offer Statistics and Expected Timetable

         Not Applicable.

Item 3.           Key Information

         A.       Selected Financial Data

         The following selected financial data for the period from inception on October 13, 2000 through December 31, 2000 and for the years ended December 31,
2001, 2002 and 2003 is derived from our audited consolidated financial statements. The selected financial data, as well as the consolidated financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States. The Registrant presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected consolidated financial data with "Management's Discussion and Analysis of Financial Condition and Results of
Operations" and the consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report.

                                      From period of inception
                                         (October 13, 2000)
                                         through Year Ended    Year Ended     Year Ended     Year Ended
                                            Dec. 31, 2000    Dec. 31, 2001   Dec. 31, 2002  Dec. 31, 2003
                                  -----------------------------------------------------------------------
Statement of Operations Data:
      Total revenues                        $    112,172    $    401,793    $    298,550    $    439,157
      Net Income/(Net Loss)                     (100,896)     (2,117,900)       (748,796)       (331,127)
      Basic and diluted
       net loss per share -                        (0.01)          (0.12)          (0.04)          (0.02)
     Weighted average number of
      Shares used in computing basic and
      Diluted net loss per share-             13,300,000      17,152,915      19,756,999      20,005,006
Balance Sheet Data:
     Cash and cash equivalents              $       --      $        508    $        637    $     11,745
     Total current assets                        121,880         107,879          48,246         147,516
     Total assets                                187,578         523,488          57,121         157,309
     Total current liabilities                   176,865         525,774         780,366       1,126,698
     Total liabilities                           176,865         525,774         780,366       1,126,698
     Total accumulated deficit                  (100,896)     (2,218,796)     (2,967,592)     (3,298,719)
     Total stockholders' equity (deficit)         10,713          (2,286)       (723,245)       (969,389)


EXCHANGE RATES

The following table sets out the exchange rates for the conversion of Canadian dollars into United States dollars. The exchange rates used are the closing rates provided by The Bank of Canada. The table lists the rate in effect at the end of the following periods, the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods), and the range of high and low exchange rates for such periods.

Year ended December 31,
--------------------------------------------------------------------------------
                                              2003         2002      2001
--------------------------------------------------------------------------------
End of Period                                 .77          .63       .63
--------------------------------------------------------------------------------
Average for Period                            .71          .63       .65
--------------------------------------------------------------------------------
High for Period                               .78          .65       .67
--------------------------------------------------------------------------------
Low for Period                                .64          .63       .63
--------------------------------------------------------------------------------

         The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2003 and 2004. The exchange rates used are the closing rates as provided by the Bank of Canada.


Month                       High  Low
-------------------------------------
December 2003               .78   .75
-------------------------------------
January 2004                .79   .74
-------------------------------------
February 2004               .76   .74
-------------------------------------
March 2004                  .77   .74
-------------------------------------
April 2004                  .77   .72
-------------------------------------
May 2004                    .73   .72
-------------------------------------
June (through June 15)      .75   .73
-------------------------------------


         The exchange rate on December 31, 2003 for the conversion of United States dollars into Canadian dollars was $1.2965 (CDN$1.00 = US$.77). As of June 15, 2004 the close rate of exchange for the conversion of United States dollars into Canadian dollars was $1.3688 (CDN$1.00 = US$.73). The exchange rates used are the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York.


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

                      RISK FACTORS RELATED TO OUR BUSINESS

We Have a Limited Operating History so It May be Difficult for You to Evaluate Our Business and Its Future Prospects

         It may be difficult to evaluate our business and prospects because we have a limited operating history. We were incorporated in October 2000 and we began operations in November 2000. In our first two years of operations, we focused our business on the Internet e-gaming market, however in early 2003, we expanded our operations into the lifestyle consumables market. Through our subsidiaries Celebrity Tan Inc. and Ontario Private Water Labelling Limited, we have entered the UV-free sunless tanning and private water labeling markets. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. The risks, expenses and difficulties that we expect to encounter include:

         o implementing an evolving and unpredictable business model that relies, in large part, on customer growth and word-of-mouth publicity among the targeted audiences;
         o building our corporate brand to attract purchasers, advertisers and affiliates, and our network brands to expand our audience;
         o increasing our product offerings on existing networks through internal development and affiliate partnerships;
         o developing and integrating new networks addressing our target audience and advertiser base;
         o diversifying our revenue sources by focusing on different business opportunities for a consumer market and by launching various marketing initiatives;
         o expanding our sales and marketing efforts to increase our affiliate and customer base and our reach within the consumables market audience;
         o        attracting, retaining and motivating qualified personnel; and
         o        responding to competitive developments.

         There can be no assurance that we will effectively address the risks we face, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

         We have a History of Operating Losses and a Significant Accumulated Deficit, and we May Not Maintain Revenue or Achieve Profitability in the Future.

         We have not been profitable since our inception in October 2000. As of December 31, 2003, we had an accumulated deficit of $3,298,719. We expect to continue to incur additional losses for the next fiscal year as a result of a high level of operating expenses, significant up-front expenditures, pursuing new initiatives for the Company and our marketing activities. While we have some revenues, we may never realize significant revenues from our core business or be profitable. Factors that will influence the timing and amount of our growth and profitability include:

         . the success of implementing our business plan;

         . obtaining the necessary funding to grow our business; and

         . our ability to expand, diversify and grow our business.

Our Ability to Continue as a Going Concern

         We face significant challenges in shifting from the development stage to the commercialization of the products that we offer. Our business may fail if we do not achieve significant revenue growth or obtain sufficient funding. Our accountants have raised substantial doubts about our ability to continue as a going concern. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in such a transition, and there can be no assurance that we will be successful or that we will ever achieve profitable operations.

Our Rapid Growth May Strain Our Resources And Hinder Our Ability To Implement Our Business Strategy

         Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our limited resources. If we fail to manage our growth effectively, our business could be materially adversely affected. Our ability to achieve and maintain profitability will depend on our ability to manage our growth effectively, to implement and expand operational and customer support systems and to hire personnel worldwide. We may not be able to augment or improve existing computer systems and controls or implement new systems and controls to respond to any future growth. In addition, future growth may result in increased responsibilities for our management personnel, which may limit their ability to effectively manage our business.

Operational Risks

         Our revenue and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline. As a result of our limited operating history and the emerging nature of the markets in which we compete, we are unable to forecast our revenue with precision. We anticipate that the results of our operations may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that may affect our results of operations include, but are not limited to:

         o the addition or loss of customers for our tanning booths and spring water private-labeling, or our failure to add new customers;
         o our ability and the ability of our customers to attract and retain a large retail audience for our products;
         o our ability to attract and retain advertisers and sponsors; o seasonal trends in sunless tanning ;
         o the amount and timing of expenditures for expansion of our operations, including the acquisition of new affiliates, the hiring of new employees, capital expenditures and related costs;
         o        our ability to continue to enhance,  maintain  and support our networks and technology and avoid system downtime; and
         o        the   introduction  of  new  or  enhanced   offerings  by  our
                  competitors.

Key Individual

         Our future success will depend to a significant extent on the continued services of senior management and other key personnel, particularly Michael Donaghy, our founder, President and Chief Executive Officer. Any loss of a key employee could have a detrimental effect on our business. Currently no key-man insurance is in place with respect to Mr. Donaghy or any of our other personnel.

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

Protection and Enforcement of Intellectual Property Rights

         We regard the protection of trademarks, copyrights and other proprietary rights as important to our success and competitive position. We do not have any patented technology that would prevent competitors from entering our market. Although we seek to protect our trademarks, copyrights and other proprietary rights through confidentiality and "non-compete" agreements and common law precedents, these actions may be inadequate to protect them or to prevent others from claiming violations of their patents, trademarks, copyrights and other proprietary rights. As a result, third parties could claim infringement by us with respect to current or future services.

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

Risks Associated With Foreign Operations

         It is anticipated that substantially all of our revenue will be derived from fees in foreign countries.

         In addition, there are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and often conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, as well as political and economic instability. Changes in the political, regulatory and taxation structure of jurisdictions in which we operate and in which our sub-licensee customers are located could have a material adverse effect on our business, revenues, operating results and financial condition.

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

         Our financial results are reported in United States currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate. Fluctuations in the exchange rate of the U.S. dollar and the Canadian dollar could have a positive or negative effect on our reported results. Given the constantly changing currency exposures and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurance that we will not experience currency losses in the future which could have a material adverse effect on our business, revenues, operating results and financial condition.

Uncertainty of Enforcement of U.S. Laws and Judgments against Foreign Persons

         We and our wholly-owned subsidiaries through which we operate are organized under the laws of the Province of Ontario, Canada and St. Johns, Antigua, respectively; our executive offices are in Canada, our directors and officers and certain of our advisers are residents of Canada, and a substantial portion of our assets and assets of those persons are located outside the United States. As a result, it may be difficult for you to initiate a lawsuit in the United States against us or these non-U.S. residents, or to enforce any judgment obtained in the United States against us or any of these persons.

         Consequently, you may be deterred or prevented from pursuing remedies under United States federal securities laws against us or other non-United States residents.

We  Currently  Depend  On the Sale of a few  Products  to  Generate  Most of Our
Revenue

         We expect the sales of our tanning booths, tanning supplies and to a lesser extent the sale of private-labeled spring water and sub-licensing of World Gaming e-gaming software to constitute most of our revenue for the foreseeable future. If customers do not purchase our products, we do not currently offer any other products or services that would enable us to generate revenue or to become profitable.


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


                    RISK FACTORS RELATED TO OWNING OUR STOCK

Control By Existing Shareholders; Anti-Takeover Effects

         As of December 31, 2003, Michael Donaghy, our sole director, indirectly through his spouse, beneficially owned approximately 39.65% of our outstanding common shares. As a result, Mr. Donaghy can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs. The voting power of Mr. Donaghy under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

No Established Public Trading Market

         Our shares began trading on the Over the Counter Bulletin Board (OTCBB) in May 2004, however, at present our shares are thinly traded, and there is no assurance that a significant trading market will develop, or if developed, that such market will be sustained.

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

         o        Divergence   of   our   operating   results   from   analysts'
                  expectations; and
         o        Changes in earnings estimates by research analysts.

         In particular, the market prices of the shares of many companies in the technology and emerging growth sectors experience wide fluctuations that are often unrelated to the operating performance of such companies. When the market price of a company's stock drops significantly, shareholders often institute securities class action lawsuits against that company. Such a lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

         Our common stock trades in the over-the-counter market on the OTCBB. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the value of, our common stock. Because our common stock is subject to federal securities rules affecting penny stock, the market liquidity for our common stock may be adversely affected.

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


Item 4.  Information on the Company

A. History and Development of the Company

         The Company was incorporated under the laws of Ontario, Canada on October 13, 2000 as a holding company under the name International E Gaming Developers Ltd. On May 17, 2001 the Company changed its name to Oxford Software Developers Inc. and on December 16, 2003 it changed its name from Oxford Software Developers Inc. to Oxford Investments Holdings Inc. The Company operates its business through three wholly-owned subsidiaries International E Gaming Developers, Inc. incorporated under the laws of Antigua and Barbuda, British West Indies on November 3, 2000; Celebrity Tan Inc. incorporated under the laws of Ontario, Canada on May 28, 2003; and Ontario Private Water Labelling Limited incorporated under the laws of Ontario, Canada on May 28, 2003. In this Annual Report, unless the context indicates otherwise, the term "Company" refers to Oxford Investments Holdings Inc.

B. Business Overview

         We were incorporated with the objective of capitalizing on the growth of Internet gaming and entertainment - e-gaming. However, as a result of persistent uncertainty in Internet gaming laws in various jurisdictions worldwide, particularly in the United States, we felt that it was beneficial for us to closely review our strategic planning as we move forward. As a result, we did not renew our e-gaming license and in May 2003, we initiated two business ventures to further diversify the Company's interests in the lifestyles consumables market. The first initiative is the distribution of a private line of UV-free tanning products and booths and the second initiative is the distribution of private labeled bottled spring water. The Company intends to grow these segments of its business but are continuing to aggressively seek and develop new business venture opportunities. The Company will maintain sales and distribution control of its product lines once they are established in their respective markets.

International E Gaming Developers, Inc.
---------------------------------------

         International E Gaming Developers, Inc. ("Egaming"), is our wholly-owned subsidiary through which we operate our gaming business. In April 2001, we acquired the assets of Suchow Holdings Ltd., a Bahamian-based company that provided back-end administrative software solutions for e-commerce driven websites. In 2003, we did not renew our online gaming license since the Company decided to no longer operate an online casino. Instead, International E Gaming Developers, Inc. has limited its activities in the Internet gaming industry to the delivery of software solutions to that market. However, the Company intends to use Egaming's gaming experience to expand into the land-based casino industry through the distribution of land-based gaming kiosk and slot machine equipment and technology.

Gaming Business Strategy
------------------------

         A pioneer in the Internet gaming industry, International EGaming Developers Inc. began building and selling online gaming web sites in 1999. Even though Egaming no longer operates an online casino, it uses its unique combination of experience and technical expertise to continue to derive revenue from reselling gaming software and from providing consulting and maintenance services to the site owners. EGaming 's planned expansion into the land-based kiosk market will exploit its extensive knowledge of the gaming industry and benefit from the vast network of gaming contacts it has developed.

Gaming Market
-------------

         Legalized gambling is one of the fastest growing industries in the world. The universal appeal of gambling provides a potential of huge returns to those companies that can successfully tap into this developing market. Online casinos have quickly increased in revenue volume, while the savings realized in real estate, employee payroll, and operations costs make the Internet a cost-effective distribution channel. Combined with this is the ability to offer casino games and sports wagering to customers anywhere in the world from the convenience of their own home. All of this makes the outlook for this enterprise fiscally bright, with some experts forecasting that growth will continue exponentially for at least the next few years. However, due to the uncertainty in Internet gaming laws in various jurisdictions worldwide, particularly in the United States there can be no assurance that the online gaming market will grow as predicted and in fact the market may be negatively impacted if adverse laws are enacted.

         The addition of kiosk gaming systems to EGaming 's product line will allow the Company to market to land-based gaming organizations worldwide. Studies have shown that industry professionals overwhelmingly agree that, in the near future, casinos will adopt coinless machines and that the ability for operators to download new games instead of having to physically replace gaming machines will be a huge benefit to casino operations. The Gaming Systems kiosks to be marketed by EGaming will include these features, making them a desirable alternative to the machine games of the past.

EGaming Product Offerings

         EGaming has an agreement with World Gaming Plc, the global leader in internet gaming software development. While Egaming itself does not participate in online gaming, it resells World Gaming e-gaming software products to clients wishing to participate in the potential profits of the online gambling business.

         EGaming 's also intends to enter into a distribution arrangement that allows the Company to exploit the movement toward coinless machines on gaming floors throughout the world. The Company will move rapidly to secure a product line recognized by gaming organizations worldwide, in order to be the kiosk of choice for upgrading and expansion by casino operators.

Product and Company Advantages

         EGaming 's long-term involvement in the online gaming industry since its beginnings has given the Company extensive experience in building, maintaining, and marketing casino and sportsbook products. Each gaming presence EGaming markets is designed to be visually enticing, highly functional, and easily managed. The company 's clients benefit from expert guidance and direction every step of the way.

         The planned kiosk product lines feature a wide selection of smooth-working versions of casino games that gaming patrons know and understand, with brilliant 3D graphics, full game speech and sound, transaction security, and management reporting. User IDs and passwords remain in a database to keep customer account information for the benefit of both the casino patron and the operator.

         The gaming kiosk systems will feature player enhancements such as an interactive multimedia touch screen, and built-in bill acceptor designed to accept almost any type of currency. User IDs and passwords allow players to access their account at any kiosk whenever they desire. The gaming kiosk system will save the player's balance, and produce a bar-coded receipt so the player can claim his winnings to the location manager. This allows the kiosk to be accessible 24 hours a day,7 days a week. The games themselves operate independently within each kiosk, with transactions controlled through an internal gaming server.

         For the casino owner, the kiosks will feature fully-customizable graphics, allowing branding of the machines for marketing and loyalty purposes. The proprietary software is available separately from the cabinets, so owners can upgrade, add, or delete games as they desire. Reporting tools can be customized to suit the casino 's needs and control what will be visible on the gaming terminal reports page for various levels of management access. Kiosks can be monitored and managed anywhere through the Internet. Owners that have multiple locations will be able to monitor individual accounts, separate locations, or multiple locations simultaneously.

World Gaming Online Products

         The Internet-based software and electronic commerce software products licensed to us by World Gaming are used by sub-licensees to create "virtual casinos." The software package transfers the "front end" information (i.e., playing cards, roulette wheel, dice numbers, etc.) between the user and a remote server. The software package utilizes each user's computer to generate the graphics of the virtual casino while the gaming server performs the "dealer" function, generating the random numbers of playing cards, roulette numbers and dice numbers, as applicable.

         Among other things the software contains proprietary encryption features, which allow secure transmission of data. Our software generally does not require the transmission of graphical information over the Internet, which eliminates the long waits which users of other software products experience while graphics are redrawn as new hands are dealt. In addition, our proprietary Internet software package permits our sub-licensees to offer multi-player games, a 3D panoramic virtual casino floor and Internet browsing features and facilitates inter-player chatting.

         Enhanced technology and networks, and a flow of both improved and new software products developed by and/or licensed from World Gaming will complement a high level of marketing. This provides the gaming customer with the widest diversity of gaming experiences. Venues offered range from currently available casino games, sportsbooks and bingo, to the live horseracing paramutual web simulcasts, international lottery ticket brokerage and other live webcast events. We intend to make this type of diversified portfolio of gaming experiences available to our sub-licensees and so to their customers.

EGaming Future Strategy

         EGaming no longer has a license to operate its own casino but will continue to use the resources it has developed in order to market turnkey gaming systems for use by third-party corporations. The Company will establish relationships with government and independent gaming organizations to get its land-based gaming product line recognized, and promote the kiosk 's benefits in order to make it the gaming system of choice for upgrading and expansion by casino operators.

         The company will also derive revenue from reselling WorldGaming software to parties that want to own and operate online casino web sites.


GOVERNMENT GAMING LICENSING AND REGULATION AND RELATED RISKS

         Our subsidiary EGaming although no longer an owner and operator of online casinos, will resell World Gaming, Plc., online gaming software to various third-party entities, which deploy such software for the purpose of conducting interactive gaming casinos utilizing the Internet. These entities are licensed to operate interactive casinos in the country where their gaming equipment is physically located.

         EGaming, from its offices in Antigua, provides consulting and maintenance services to the site owners. . These entities operate their interactive casinos from servers maintained by World Gaming through its subsidiary Starnet Systems and located in Antigua.

         A significant debate exists whether the laws of any country other than the country where the computer gaming servers are physically located have jurisdiction over the operations of the licensees of Starnet Systems. In addition, a significant debate exists whether the laws of any country other than the country where the computer gaming servers are physically located have jurisdiction over the operations of companies, which perform services for the licensees.

         Our licensing agreement is with World Gaming Plc., which holds a gaming license in the Country of Antigua and Barbuda. Our licensees each have the responsibility to determine from which countries they will accept gaming transactions and ensure that their own gaming license is maintained. All of our licensees gaming transactions are accepted on servers located in Antigua and are governed by the conditions of those licensees gaming licenses. No gaming transactions are accepted or recorded by any subsidiary of the Company other than those processed on our servers located in Antigua and licensed by the government of Antigua and Barbuda under our subsidiary, EGaming.

         Most countries and jurisdictions within countries have laws or regulations restricting gaming activities. For example, in the United States, the Wire Act contains provisions that make it a crime for anyone in the business of gaming to use an interstate or international wire communication line to make wagers or to transmit information assisting in the placing of wagers. Other United States laws impacting gaming activities include the Interstate Horse Racing Act, the Interstate Wagering Paraphernalia Act, the Travel Act, the Organized Crime Control Act and the Patriot Act.

         While we have been advised that e-gaming activities of Egaming do not violate or are not subject to such laws and regulations, because there is very little clear statutory and case law authority, this conclusion is not free from doubt. We face the risk of either civil or criminal proceedings brought by governmental or private litigants who disagree with our interpretation of laws and regulations. Because there is little guiding authority, there is a risk that we could lose such lawsuits or actions and be subject to significant damages or civil or criminal penalties and fines. Such proceedings could also involve substantial litigation expense, diversion of the attention of key executives, injunctions or other prohibitions being invoked against our licensees or us and our subsidiaries. The uncertainty surrounding regulation of the Internet gaming could have a material adverse effect on our business, revenues, operating results and financial condition.

         Currently, the U.S. Justice Department has taken the view that all offshore gaming funds are tainted, because all offshore gaming is illegal. This creates a serious disincentive for non-U.S. banks to provide banking services to Internet gaming operators, and thus negatively impacts our market of potential licensees. MBNA, Bank of America, Chase Manhattan Bank and Citibank have announced that they will decline authorization to Americans who try to use their credit cards for online gaming.

         We believe that if current laws or any future laws become applicable to activities of our licensor, World Gaming, or our subsidiary that resell World Gaming Software, such laws would have an adverse effect on our business, revenues, operating results and financial condition

Celebrity Tan, Inc.
-------------------

         Celebrity Tan, our wholly-owned subsidiary, entered the UV-free tanning market in 2003, marketing a line of instant mist tanning booths and supplies. The Company has developed a national network of sales agents to promote Celebrity Tan booths to salons, health spas, fitness centers, and hotels across Canada and in other countries, including Europe and the United States. In addition to booth sales to salon owners internationally, the first year of operation saw the set up of the Company 's Ontario showroom and training facility, with the announcement of plans for other showrooms to be introduced during 2004.

         Through its experience in marketing the Celebrity Tan booth product, and through research into competing products, Celebrity Tan has developed significant product improvements, which has led the Company to recently expand its operations to include the manufacturing and development of the Celebrity Tan UV-free mist tanning booth.

The Product and Market
----------------------

         Many people enjoy the healthy look of a beautiful golden brown tan. In the past there has been a market for year-round tanning within salons. However, with increased awareness of the potential of UV light to damage skin, some people have begun to avoid conventional tanning methods. There is also a segment of the population who has skin types that resist tanning using these conventional methods.

         Sunless tanning creams have been developed to serve this market, but they are difficult to apply evenly, and require the assistance of another person for hard-to-reach areas of the body. UV-free spray tanning using instant-tan booths is the latest solution for this problem. Recent media exposure has increased the awareness and demand for this service, and tanning studios are increasingly considering providing UV-free tanning to their clients. Moving into the areas of product development and manufacturing gives the Company the ability to improve upon the existing tanning booths in the market. By ensuring that end users have a satisfying result, the Company can ensure growth in this market, and develop a brand with a reputation for quality results.

         Being a relatively new cosmetic tanning service, the target market is not yet fully aware of the availability and benefits of spray tanning. As market awareness increases, we believe the demand for this service will also increase. By developing and providing a superior product that addresses the needs of salons and their customers, Celebrity Tan has gained a distinct advantage over its competitors. Through continuing quality improvements and joint venture arrangements, the Company hopes to make its booths the choice of both salon owners and instant tanners alike.

         The Company's new manufacturing division allows the Company to benefit from the increased control over quality, production, and delivery times, while gaining from production cost savings and tax advantages.

Product and Company Advantages
------------------------------

         By participating in this early stage of the UV free spray tanning market, both the Company and its customers expect to benefit from the growth in the industry. The Celebrity Tan mist tanning booth is designed to offer an upscale atmosphere, and has many features for spray consistency and personalization, customer comfort and safety, and ease of maintenance. The booth makes efficient use of the instant tanning product and can be installed in a small space. The Celebrity Tan booth is more user friendly, and easier to troubleshoot and maintain than any other booth on the market.

The Strategy
------------

         In addition to promoting the Celebrity Tan instant tanning booths through its sales representatives across Canada and in other countries, the Company expects to embark on a direct sales campaign to about 30,000 existing spa, esthetics, and fitness facilities in the upcoming year. Celebrity Tan has begun an international magazine advertising campaign in order to further promote brand recognition. The opening of Celebrity Tan 's manufacturing division will enable the Company to provide superior quality control while allowing for the development of improvements over existing booths in this market. The Company will be better able to manage delivery times, and will have the ability to ship the booth as components that will maximize the efficiency of assembly, while allowing the Company to coordinate set-up and training personnel with delivery times.

         The cost reductions and tax benefits achieved by manufacturing the Celebrity Tan booth will give the Company opportunities to provide booth purchasers with more financing options. By increasing affordability to salons, we will further promote sales and corporate branding. Producing a product that is recognized for its quality will allow Celebrity Tan more opportunities in promoting the sales to independent-run operations. With the knowledge gained through previous experience with customers within the salon market, the Company has the ability to provide training for future customers and assist with site development using premium store design techniques developed specifically for the Celebrity Tan brand.

         Additional income potential may be tapped through sales of the tanning product to salons, and through the launch of the "Celebrity Tan " bottled lotion for the retail market, for use when a full-body tan is not required. The Company expects to sell this retail product at existing booth locations, and through the Company 's existing Internet infrastructure.

         As this industry moves forward we anticipate both salon owners and the general public will recognize Celebrity Tan as the sunless tanning system of choice. The Company 's goal is to secure its position as Number 1 in the industry by providing the "perfect tan ".

Customers
---------

         The Company maintains long-term relationships with its Celebrity Tan customers, many of whom are seeking significant market shares in their respective locations. The Company premises its marketing strategy on its ability to offer customers a package of services, including product planning and design tailored to the customers' needs, high-tech quality manufacturing, distribution and logistics setup and marketing strategies.

         Celebrity Tan has a strong in-house manufacturing team. The Company 's on-staff equipment designer has a 22-year background in the use of air-driven spraying equipment, and has drawn upon this extensive expertise to develop what the Company believes is a distinctly superior product to others in the market. The Company's design specialists remain constantly apprised of technological innovations in UV-free spray booth equipment. The Company's presence in both the United States and its planned presence in Europe also enable its design personnel to offer significant sales and marketing advice in both markets. Although Celebrity Tan's products are sold under its own label and brand, it collaborates closely with its customers to manufacture and develop products. The design team prepares presentations for customers, and with the customer's participation, develop and install tanning booths that are relevant to the customer's specific needs. Celebrity Tan believes that the comprehensive nature of the services it offers is a major factor in the strength of its relationship with its customers.


Ontario Private Water Labelling Limited
---------------------------------------

         Ontario Private Water Labelling Limited ("OPWLL"), our wholly-owned subsidiary, specializes in bottled water distribution and sales. Through an arrangement with an existing water-bottling company, OPWLL has set up a sales and distribution facility through the Toronto office of the Company. The Company is developing and branding its water products for global distribution and sales. These corporate brands, which include the "Water Rocks " label, are being made available for both wholesale and retail consumption. The Company is also marketing a private label product for resellers who wish to carry store-branded water.


The Product and Market
----------------------

         People are increasingly using bottled water for its fresh taste, convenience, and purity. OPLWLL 's water is obtained through a natural spring located near Innisfil, Ontario. OPLWLL has a network of connections in the entertainment and food service industries. By retailing the corporate brands through these high-profile connections, the Company intends to develop recognized brands that consumers will desire as status products.

Product and Company Advantages
------------------------------

         The corporate brands, such as "Water Rocks(TM) ", are designed to create appeal in specific markets. By targeting markets selectively, the various brands will become recognized as the choice for their target groups. In April 2004, OPWLL was granted a trademark in Canada for its product name "Water Rocks."

The Strategy
------------

         OPWLL is branding its exclusive labels for a variety of target markets. Through associations with the entertainment industry, the Company will market its water product for sale at venues such as concerts, theatre performances, and sporting events, with the ultimate goal of making its branded water a status product available on the retail market. We will also approach both corporate and retail clients who wish to brand their own label of water products and make custom labeling available for promotional and charity events.

Business Strategy

         Operating within the lifestyle consumables industry, we developed a comprehensive business strategy designed to utilize our strengths and create a sustainable competitive advantage. The rapid development of the Internet has created opportunities to develop new, efficient and secure ways to deliver business opportunity information and life-enhancing products to customers. We intend to expand our market share of the UV-free tanning market, the spring water private-labeling and branding market and become a leader in the land-based gaming industry.

Initially, we will derive our revenue from the following sources:

o Manufacture and sale of UV-free spray tanning booths to customers and partners;
o        Sale of tanning supplies to tanning booth purchasers;
o        Sale and private labeling of bottled water;
o Provision of marketing services, support maintenance and consulting services to customers;
o        Sale of gaming kiosk systems to land-based casino owners;

Specifically, our key strategic objectives are to:

o        Expand  and  continually  improve  our sale of  UV-free  spray  tanning booths;
o        Develop an integrated network of UV-free spray tanning booth locations;
o Develop our role as a leading provider of UV-free spray tanning booth, tanning services and related products; o Expand geographically to other markets; and
o Selectively pursue opportunities that allow us to leverage our marketing and sale competencies into other market segments.

We will employ a variety of strategies to achieve these objectives. These strategies include:

o        Rapidly expanding our presence through our Internet web site;
o Obtaining rapid sales and increasing market penetration via the in-house manufacture and delivery of our UV-free spray tanning booths at a substantial discount from the cost of purchasing them from third-party manufacturers;
o        Development  and promotion of a solid marketable brand image;
o Promoting our brand name and driving sales by combining traditional offline strategies, including public relations and print, with online marketing vehicles;
o Negotiating strategic partnerships with relevant partners and expanding into foreign markets; and
o Accessing our customer base to generate a rapidly growing and potentially fertile source for marketing and promotional activities.

Sales And Marketing

         The Company customizes its sales and marketing strategy according to individual customers' geographic regions and based on the market segment. For example, through Ontario Private Water Labelling Limited, the Company intends to approach corporate and retail entities that wish to insert their own labels and use the water as promotional or marketing tools. Additionally, the Company intends to market its own line of bottled spring water to sell at concerts, sporting events, and other venues.

         With respect to Celebrity Tan, the Company has set up show-room facilities and intends to set up more show-room type facilities to provide a model for potential customers to experience the UV-free tanning process first hand.

         The Company employs experienced personnel who maintain ongoing contact with its customers and respond to customers' needs promptly and effectively.



C. Organizational Structure


                         OXFORD INVESTMENTS HOLDINGS INC
                              --------------------
                                       |
                                       |
         ------------------------------------------------------------
         |                             |                            |
         |                             |                            |
----------------------          --------------     -----------------------------
INTERNATIONAL EGAMING           CELEBRITY TAN        ONTARIO PRIVATE
DEVELOPERS, INC. (100%)         INC. (100%)        WATER LABELLING LIMITED 100%)
----------------------          --------------     -----------------------------



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

         We lease 2000 square feet of office space at 1033 Toy Avenue, Unit 2, Pickering, Ontario, Canada from an unaffiliated party. The office space provides us with the necessary office and development space. The term of the lease is three years beginning December 1, 2003, with rent of $1,443 per month. .

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

Overview
--------
         We were incorporated with the objective of capitalizing on the growth of Internet gaming and entertainment - e-gaming. However, as a result of persistent uncertainty in Internet gaming laws in various jurisdictions worldwide, particularly in the United States, we felt that it was beneficial for us to closely review our strategic planning as we move forward. As a result, we did not renew our e-gaming license and in May 2003, we initiated two business ventures to further diversify the Company's interests in the lifestyles consumables market. The first initiative is the distribution of a private line of UV-free tanning products and booths and the second initiative is the distribution of private labeled bottled spring water.

         Our consolidated financial statements are prepared in accordance U.S. generally accepted accounting principles. Our functional currency is the Canadian dollar and our subsidiaries' are the United States dollar. Our financial statements are reported in United States dollars.

Sources of Revenue
------------------
         Our product revenue consists of UV free Tanning Booths and related supplies, bottled water and bottled water private labeling, software sub-license fees and web site customization fees. Our services revenue include amounts derived from hosting fees, royalties and revenue sharing arrangements on e-commerce transactions.

Revenue Recognition
-------------------
         Our licensing agreements contain multiple fee elements such as web customization, web hosting, licensing and marketing fees. Fees are allocated to the various components based on objective evidence of fair value, which includes the price charged as if the element was sold separately. We recognize revenue when there is persuasive evidence of an arrangement, such as a licensing agreement, when delivery has occurred, when there is a fixed or determinable fee and when collectibility is probable. When the fee is not fixed or determinable or when collectibility is not assured, the revenue is recognized when received. As amounts are collected, the appropriate revenue is recognized and deferred revenue is recorded for the annual amortizable portion as described below.

         Pursuant to our agreement with World Gaming, we are required to pay a monthly royalty fee of 20% based on net monthly revenues.

Current Sources Of Revenue
--------------------------

         UV-Free Tanning Booths and Related Products
         -------------------------------------------
         We manufacture and sell UV-Free Tanning Booths and related supplies to our customers. Revenue on such sales are recognized when the product is delivered and installed at a customer's location. Revenue from the sale of related products is recognized upon the sale and delivery of such products.

         Spring Water
         ------------
         We  provide  private  labeling  and  sell  spring  water.   Revenue  is
recognized upon the sale and delivery of the water to a customer.

         License Fees
         ------------
         Our sub-licensees pay us up-front software licensing fees for the purchase of a web site. Licensing fees for e-gaming web sites are deferred and recognized throughout the first year of a sub-licensee's operation.

         Web Site Customization Fees
         ---------------------------
         Our existing customers require us to maintain their software platform as part of the purchase of an e-gaming web site. Revenues from web site customization fees are recognized as sold to third parties. The web maintainence fees are deferred and recognized over a twelve-month period.

         Royalties/Marketing
         -------------------
         We  earn  monthly   royalties  and  advertising   revenue  from  casino
operations of sub-licensees that license World Gaming software. Revenue from casino operations, marketing and royalties are recognized monthly as earned.

         A.  Operating Results

         The following is management's discussion and analysis of our financial condition and results of its operations for the fiscal years ended December 31, 2001, 2002 and 2003. Because we are an emerging company and we have recently diversified our business operations, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Fiscal Year Ended December  31, 2003
------------------------------------

         Revenues
         --------
         For the fiscal year ended December 31, 2003, we reported a net loss of $331,127 or $0.02 per share. Revenues amounted to $439,157 of which $58,534 was from the sale of UV-Free Tanning Booths and related supplies, $0 was from the sale of spring water, $ 96,600 was from the sale of software licenses and casino operations, $11,419 was from advertising and marketing and $272,604 was from royalties from e-gaming activities.

         Our revenue increased by 47% over the comparable period from the prior year. The increase in revenue was mainly due to the Company's entering into the UV-Free Tanning business and from increased royalties from our e-gaming customers. Sales from tanning booths and related products accounted for 13% of our revenue and royalties from e-gaming activities accounted for 62% of revenue.

         Cost of Revenues
         ----------------
         Cost of revenues amounted to $321,388 from $70,752 an increase of $250,636 or 354% from the comparable period from the prior year and consisted principally of costs associated with the manufacturing and distribution of our UV-free tanning booths and material ($41,067), casino operations ($209,345) and gaming license expenses ($70,976).

         Selling, General and Administrative Expense
         -------------------------------------------
         Selling, general and administrative expense ("SG&A") amounted to $428,687 from $641,249, a decrease of $212,562 or 33% and consisted principally of payroll ($74,854), advertising and marketing ($49,614), professional fees
(comprised of accounting, audit and legal) ($73,906), consulting fees ($127,061), rent ($38,086) other administrative and communication expenses ($67,227).

         SG&A  expenses  were due to our entry into the UV-free  tanning and the spring water branding business, increased corporate activity, business development, promotion and marketing. SG&A decreased significantly because decrease in consulting expenses and the professional accounting and legal expenses that was attributable to our efforts to register as a public company with the Securities & Exchange Commission.

         Financial Condition, Liquidity and Capital Resources
         ----------------------------------------------------
         At December 31, 2003, the Company had total current assets of $147,517 consisting of cash and cash equivalents of $11,746, inventory of $43,977, receivables of $3,721 and prepaid expenses of $88,073.

         Operations used $7,108 for the fiscal year ended December 31, 2003. Funds used in operations primarily relate to the Company's expansion into new market.

         Investing activities used $1,684 for the fiscal year ended December 31, 2003. Funds used in investing activities consisted of purchases of equipment and software.

         Financing activities provided $206,096 for the fiscal year ended December 31, 2003. Funds provided by financing activities were from the sale of 796,500 shares of common stock. The Company used $63,345 to repay loans made to the Company from related parties.

         We had no long-term debt at December 31, 2003.

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

Fiscal Year Ended December 31, 2001
-----------------------------------

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

Selling, General and Administrative Expense
-------------------------------------------
         Selling, general and administrative expense ("SG&A") amounted to $428,687 from $641,249, a decrease of $212,562 or 33% and consisted principally of payroll ($74,854), advertising and marketing ($49,614), professional fees
(comprised of accounting, audit and legal) ($73,906), consulting fees ($127,061), rent ($38,086) other administrative and communication expenses ($67,227).

         SG&A  expenses  were due to our entry into the UV-free  tanning and the spring water branding business, increased corporate activity, business development, promotion and marketing. SG&A decreased significantly because decrease in consulting expenses and the professional accounting and legal expenses that was attributable to our efforts to register as a public company with the Securities & Exchange Commission.

Financial Condition, Liquidity and Capital Resources
----------------------------------------------------
         At December 31, 2003, the Company had total current assets of $147,517 consisting of cash and cash equivalents of $11,746, inventory of $43,977, receivables of $3,721 and prepaid expenses of $88,073.

         Operations used $7,108 for the fiscal year ended December 31, 2003. Funds used in operations primarily relate to the Company's expansion into new market.

         Investing activities used $1,684 for the fiscal year ended December 31, 2003. Funds used in investing activities consisted of purchases of equipment and software.

         Financing activities provided $206,096 for the fiscal year ended December 31, 2003. Funds provided by financing activities were from the sale of 796,500 shares of common stock. The Company used $63,345 to repay loans made to the Company from related parties.

         We had no long-term debt at December 31, 2003.

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

         B.  Liquidity and Capital Resources

         The Company will require additional liquidity over the next 12 months. Even though the Company partially funds its operations through revenues from the sale of its products, the Company will also require both internal and external sources of liquidity.

         To provide working capital for its operations and project development, the Company may need to raise new funds. Traditionally, the Company has raised capital through the issuance of common shares. In addition, from time to time in the past, Michael Donaghy, the President of the Company, personally advanced non-interest-bearing loans to the Company for the day-to-day operations of the Company. It is contemplated that it will continue to raise capital primarily in private placements through investors. No assurance, however, can be given that the Company's future capital requirements will be obtained. The Company's access to capital is always dependent upon future financial market conditions, especially those pertaining to early-stage companies. There can be no guarantee that the Company will be successful in obtaining future financing, when necessary, on economically acceptable terms.

         For the year ended December 31, 2004, the Company believes that it will need approximately CAD$360,000 of cash to cover administrative costs and approximately CAD$60,000 for payment of lease properties. The Company anticipates that it will pay for its 2004 administrative and operational costs from existing working capital, from current revenue streams and from private placements through investors. The Company believes it can raise sufficient working capital to complete its anticipated expenditures during the remaining portion of 2004, however, no assurances can be given that the Company will be able to raise cash from additional financing efforts. If the Company is unable to obtain sufficient funds from future financing, or from current revenues, the Company may not be able to become profitable.


C. Research and development, patents and licenses, etc.

         On January 25,  2001,  the Company  entered  into a software  licensing agreement with World Gaming and also paid World Gaming a one-time, non-refundable software development fee for its own virtual casino. Pursuant to the agreement with World Gaming, the Company is required to pay a monthly royalty fee of 20% based on net monthly revenues. According to the agreement, 15% of the net monthly casino revenues must be spent on advertising and marketing per month. The term of the license agreement is for one year with automatic one-year extensions. The license allows the Company to resell World Gaming software.

         In January, 2004 the Company's subsidiary Ontario Private Water Labelling Limited was granted a trademark in Canada for its product name "Water Rocks(TM)."

         In the fiscal years 2003, 2002 and 2001, the Company did not have any research, development or patent expenses.

         D.  Trend Information

The Internet

         The Internet continues to grow at a high rate in terms of the number of users online, the total revenue being generated online and the speed at which communications can be carried. All of these factors contribute to a parallel growth in the number and value of online gaming transactions globally and the market audience for our UV free tanning and spring water distribution business.

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

         The intense increase in Internet penetration is due to several major factors, the first and foremost relating to PC penetration. Most PCs are equipped with some form of Internet access, and most homes have telephone lines or other forms of internet access. Once a PC is inside a home, the Internet is a natural part of its use. Second, technology advances in personal computers for the home and office, as well as those that help connection speed, encourage the use of the Internet. Most product developments, such as computers that offer Internet access by the touch of a button, make the Internet experience more enjoyable and, therefore, consumers are drawn to it. Lastly, the content on the Internet is self-enforcing. Advertising on the Internet directs consumers go to other websites, thus extending the average time that users spend on the web. North America has dominated the development of the Internet, but the greatest growth potential is outside that region.

         We expect these growth trends will have a positive impact on the Company's sales and revenues. See "Forward Looking Information," below.

The Economy

         We believe that significant opportunities exist in the economy in the lifestyle enrichment and consumables market, including gaming activities, UV free tanning services and products and spring water branding, distribution and sales. Specifically, we believe that our UV-free tanning booths and product sales will increase as our brand name becomes more entrenched in the market and as we focus on developing more partner distribution channels. In addition, we anticipate that our gaming purchases and activity will continue to increase as we focus on providing a wide variety of gaming opportunities. We expect such increases to occur primarily as a result of a marketing plan and the development of relationships with various land-based casinos. We expect to grow sales of our Water Rocks(TM) through associations with the entertainment industry. The Company will market its water product for sale at venues such as concerts, theatre performances, and sporting events, with the ultimate goal of making its branded water a status product available on the retail market.

         G.  Safe harbor (Forward Looking Information)

We are projecting positive cash flow.

         We are projecting positive cash flow for the fiscal year ending December 31, 2004, but anticipate increased expenses. It is expected that these expenses will be caused primarily by:

o        Cost to start-up and operate new lines of business
o        marketing costs o costs for software and related applications
o        startup, including personnel and office costs
o        customer acquisition costs
o        legal and accounting costs

We are in the emerging stage.

         We have a limited operating history since our operations began in November 2000. Consistent with other early-stage companies, expenditures are heavily weighted in favor of our company branding, marketing, customer acquisition and partnering affiliations. We realize that these expenditures are necessary in order to compete for customers more effectively and to develop a profitable company capable of surviving and prospering well into the future.

         We expect to continue developing our three lines of business through expanding our customer base and improving functionalities based on customer needs, requests and requirements. In the event that we target an appropriate acquisition or licensing candidate, which we currently have not, we may require additional funding to consummate such a relationship.

         We do not currently have sufficient financial resources to meet the funding requirements referenced above. Accordingly, we are currently seeking funding from outside sources. At the date hereof, we have no firm commitments from anyone to provide additional funding.


Item 6.           Directors, Senior Management and Employees

A. Directors and senior management. Set forth below are particulars respecting our sole director and officer as of December 31, 2003, and his business experience:

 Name                      Business Address             Position
 -------------------------------------------------------------------------------
 Michael Donaghy           1315 Lawrence Ave. East      Chief Executive Officer,
                           Suite 520                    President and Director
                           Toronto, Ontario
                           Canada M3A 3R3


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

         B. Compensation. Mr. Donaghy received a salary of $6,800 during the fiscal period ended December 31, 2000, $78,500 for the fiscal year ended December 31, 2001, $125,000 for the fiscal year ended December 31, 2002 and $125,000 for the fiscal year ended December 31, 2003, as the Company's President and Chief Executive Officer. No other compensation was paid to our executive officers.

         We do not presently pay any cash compensation to directors for serving on our board, but we do reimburse directors for out-of-pocket expenses for attending board meetings.

Executive Compensation

         The following table sets forth the aggregate cash compensation paid for the past fiscal year.



                               SUMMARY COMPENSATION TABLE

                                                                          Long Term Compensation

                                Annual Compensation                 Awards                      Payouts

                                                              Restricted   Securities   LTIP       All Other
Name and               Fiscal    Cash          Other Annual   Stock        Underlying   Payouts    Compensation
Principal position     Year      compensation  Compensation   Award(s)     Options (#)
                                  (US$)            (US$)
Michael Donaghy        2003      $125,000          --             --            --            --         --
Director and
President & Chief
Executive Officer


         C. Board Practices. While not required, the Company's director is a resident of Canada and holds office until the Company's annual meeting or until his successor is duly elected or appointed. Officers are appointed annually by the Board of Directors to serve at the Board's will. The Company has no contracts with any of its Directors that provide for payments upon termination. With only one director on the Board, the Company does not have separate audit or compensation committees.


         D. Employees. As of December 31, 2003, we had a total of fourteen (14) employees (eleven (11) full-time and three (3) part-time) in Toronto, Ontario. None of our employees are covered by any collective bargaining agreement. We believe that relations with our employees are good.

         E. Share Ownership. The following table sets forth information relating to the beneficial ownership of our common stock as of the date of this annual report by those persons who beneficially own more than 5% of our common stock and by all of our directors and executive officers as a group, as of June 25, 2004.



Name and Address of      Position with the       Number of Shares
Beneficial Owner (1)     Company                     Owned           Percent
--------------------     ----------------        ----------------    -------
Michael Donaghy (2)      Chief Executive Officer    8,300,000         39.65%


Victor DeLaet            N/A                        1,289,500         6.16%






CEDE & Co.               N/A                       1,080,327          5.16%
P.O. Box 222
Bowling Green Station
New York, NY 10274




All Officers and Directors                         8,300,000         39.65%
as a Group
(1 Person)



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

         B. Related party transactions. As of June 15, 2004, the Company owed officers, directors and stockholders $398,629 and $415,027, respectively, for cash advances, consulting fees and expenses paid on behalf of the Company. These related party loans are uncollateralized, non-interest bearing and due on demand.

         Approximately 33% of the Company's Egaming customers are represented by one entity, which is owned and operated by a stockholder of the Company. This related party currently has no accounts receivables included in these financial statements but had $497,000 of the contracts in place in 2001. In 2002, the majority of the casino websites were closed down or taken over by the Company.

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

         B. Significant Changes. In May 2003, the Company entered into two initiatives to further diversify it's interests in the lifestyles consumables market. The first is the distribution of a private line of UV-free tanning booths and related products and the second is the distribution of private labeled bottled spring water. .


Legal Proceedings
-----------------
         The Company is not a party to any pending or ongoing material legal proceeding nor is the company aware of any threatened or anticipated material legal proceeding against it.

Dividend Policy
---------------
         The Company has not paid and does not plan to pay any cash dividends on its capital stock. The Company currently intends to retain any future earnings to fund growth, and therefore does not expect to pay any cash dividends in the foreseeable future.

Item 9.           The Offer and Listing

Price History of Shares

         As of December 31, 2003, no active market within or outside the United States existed for our common stock. Effective May 5, 2004 the Company's common shares are listed in the United States on the National Association of Securities Dealers OTC Bulletin Board, under the symbol OXIHF.

         The high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last two months are as follows:


                               OTC Bulletin Board
                             (United States Dollars)

Period
                                                           High            Low

June 2004                                                   0.55           0.30
May 2004                                                    0.25           0.10


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

         The Company has employment agreements with its president as discussed more fully below.

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

         The Company believes that it was not a PFIC for its fiscal year ended December 31, 2003 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2004. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

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

Item 16A.         Audit Committee Financial Expert

         Since the Company has only one member on its Board of Directors, the Company does not yet have an audit committee and therefore does not have an "audit committee financial expert." The Board is currently endeavoring to increase the members of its Board and establish an audit committee with such a candidate and intends to as soon as an appropriate individual is found.

Item 16B.         Code of Ethics

         The Company has adopted a code of ethics applicable to all employees and directors. A copy is available upon request to the Chief Executive Officer, Oxford Investments Holdings Inc., 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, Canada M3A 3R3


Item 16C.         Principal Accountant Fees and Services

         The Company paid the following fees to Williams and Webster, P.S. during the last two fiscal years:



                               2002                    2003

Audit fees               $   42,719.00            $   23,865.00
Other Fees                   11,259.00                 5,355.00
Total                    =============            =============

         Audit fees consist of audit work performed in the preparation of financial statements and services that are normally provided in connection with statutory and regulatory filings.

POLICY ON PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES OF INDEPENDENT AUDITORS

         Since the Company does not yet have an audit committee, the Board approves in advance all audit services and all non-audit services provided by the independent auditors based on a policy adopted by the Board.

         Under the policy, proposed services either (i) may be pre-approved by the Board without consideration of specific case-by-case services as "general pre-approval"; or (ii) require the specific pre-approval of the Board as "specific pre-approval". These services are subject to annual review by the Board.

                             PART III

Item 17.          Financial Statements

         Financial Statements. The consolidated financial statements set forth under Item 18 are included as part of this annual report.


Item 18.          Financial Statements

         The following auditors' reports and consolidated financial statements are included in this Form 20-F:

The following auditors' reports and consolidated financial statements are included in this Form 20-F:

Oxford Investments Holdings Inc.                                      Sequential
Consolidated Financial Statements                                    Page Number
---------------------------------                                    -----------
Auditors' Report      .......................................................F-1
Consolidated Balance Sheet as at December 31, 2001, December 31, 2002
 and December 31, 2003 ......................................................F-2
Consolidated Statements of Operations for the years ended December 31, 2001,
 December 31, 2002 and December 31, 2003.....................................F-3
Statement of Stockholders Equity for the year ended, December 31, 2001,
 December 31, 2002 and December 31, 2003.....................................F-5
Consolidated Statements of Cash Flows for the year ended
 December 31, 2001, December 31, 2002 and December 31, 2003 .................F-6
Notes to Consolidated Financial Statements...................................F-7

Item 19.               Exhibits

Exhibits and Exhibit Index. The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

                                  Exhibit Index

Exhibit No.                  Description
-----------                  -----------

1.1  Articles of Incorporation................................................*
1.2  Bylaws...................................................................*
2.1  Specimen Stock Certificate...............................................*
4.1  Agreement with Starnet Systems International Inc.,
       dated January 25, 2001.................................................*
4.2  Specimen Affiliate Sub-License Agreement.................................*
4.3  Asset Purchase Agreement with Suchow Holdings Ltd.
       dated April 26, 2001...................................................*
4.4  Exhibits to Agreement with Starnet Systems International Inc., dated
       January 25, 2001.......................................................*
4.5  Mutual Release with CCPC Biotech Inc. dated March 1, 2001................*
4.6  Sub-License Agreement between Starnet Systems N.V. and
       International E-Gaming Developers N.V. dated November 20, 2001.........*
4.7  Employment Agreement between Oxford Software Developers
       Inc. and Michael Donaghy dated July 1, 2001............................*
4.8  Employment Agreement between Oxford Investments Holdings Inc.
       and Victor DeLaet dated July 1, 2001...................................*
4.9  Agreement between Oxford Software Developers Inc. and West
       America Securities Corp. dated March 7, 2002...........................*
8.1  List of Subsidiaries.....................................................*
23.1 Consent of Williams & Webster, P.S., Certified Public Accountants.........

31.1  Certification  by Chief Executive  Officer  Pursuant to
        Section 302 of the Sarbanes-Oxley Act of 2002.........................
31.2  Certification  by Chief Financial  Officer  Pursuant to
      Section 302 of the Sarbanes-Oxley Act of 2002...........................
32.1 Certificate of Chief Executive
       Officer pursuant to Section 906 of the
       Sarbanes-Oxley Act of 2002.............................................
32.2 Certificate of Chief Financial Officer pursuant to Section 906 of the
       Sarbanes-Oxley Act of 2002.............................................


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

                                                OXFORD INVESTMENTS HOLDINGS INC.



 Date: July 15, 2004                         By:  /S/Michael Donaghy
                                                  ------------------------------
                                                  Michael Donaghy, President/
                                                  Chief Executive Officer

Board of Directors
Oxford Investments Holdings Inc.
North York, Ontario
CANADA

                          INDEPENDENT AUDITOR'S REPORT


We have audited the accompanying consolidated balance sheets of Oxford Investments Holdings Inc., formerly Oxford Software Developers Inc., (an Ontario corporation) as of December 31, 2003, 2002, and 2001, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oxford Investments Holdings Inc., as of December 31, 2003, 2002, and 2001, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has generated insufficient revenue to cover expenses and therefore has suffered recurring losses from operations resulting in an accumulated deficit of $3,298,719, at December 31, 2003. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this issue are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/Williams & Webster, P.S.
---------------------------
Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
June 30, 2004



OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                               December 31,    December 31,    December 31,
                                                                                    2003           2002           2001
                                                                               -----------     -----------     -----------
ASSETS

     CURRENT ASSETS
         Cash                                                                  $     11,745    $        637    $        508
         Accounts receivable                                                          1,306          15,793          68,904
         GST Receivable                                                               2,415            --
         Inventory                                                                   43,977            --              --
         Loan receivable, related party                                                --               867           2,735
         Prepaid expenses                                                            88,073          30,949          35,732
                                                                               ------------    ------------    ------------
             Total Current Assets                                                   147,516          48,246         107,879
                                                                               ------------    ------------    ------------

     PROPERTY, PLANT AND EQUIPMENT
         Office equipment                                                            24,216          18,615          14,998
         Accumulated depreciation                                                   (15,696)        (10,692)         (4,731)
                                                                               ------------    ------------    ------------
             Total Property, Plant and Equipment                                      8,520           7,923          10,267
                                                                               ------------    ------------    ------------

     OTHER ASSETS
         Software, net of amortization                                                1,273             952         405,342
                                                                               ------------    ------------    ------------
             Total Other Assets                                                       1,273             952         405,342
                                                                               ------------    ------------    ------------

TOTAL ASSETS                                                                   $    157,309    $     57,121    $    523,488
                                                                               ============    ============    ============


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

     CURRENT LIABILITIES
         Accounts payable                                                      $    512,915    $    289,191    $    228,411
         Payroll liabilities                                                         47,625          47,813            --
         Accrued liabilities                                                          1,931            --
         Checks written in excess of bank funds                                        --             8,478           3,673
         Deferred revenue                                                               462           3,130          13,312
         Note payable                                                                19,318          15,860          15,718
         Loans payable, related party                                               544,447         415,894         210,900
                                                                               ------------    ------------    ------------
             Total Current Liabilities                                            1,126,698         780,366         525,774
                                                                               ------------    ------------    ------------

     COMMITMENTS AND CONTINGENCIES                                                     --              --              --
                                                                               ------------    ------------    ------------

     STOCKHOLDERS' EQUITY (DEFICIT)
         Common stock, no par value; unlimited shares authorized, 20,566,600
             and 19,770,100 shares issued and outstanding, respectively           2,581,164       2,321,614       2,304,614
         Subscriptions receivable                                                      --              --            (7,759)
         Accumulated deficit                                                     (3,298,719)     (2,967,592)     (2,218,796)
         Accumulated other comprehensive loss                                      (251,834)        (77,267)        (80,345)
                                                                               ------------    ------------    ------------
             Total Stockholders' Equity (Deficit)                                  (969,389)       (723,245)         (2,286)
                                                                               ------------    ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                           $    157,309    $     57,121    $    523,488

                                      F-2



OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------


                                                     Years Ended December 31,
                                                  --------------------------------------------
                                                       2003            2002           2001
                                                  ------------    ------------    ------------
REVENUES
   Revenues
        Licenses                                  $     96,600    $    177,551    $     76,773
        Services                                       284,023         120,999         255,970
        Product                                         58,534            --              --
                                                  ------------    ------------    ------------
           Total Revenues                              439,157         298,550         332,743

   Revenues from related party
        Services                                          --              --            69,050
                                                  ------------    ------------    ------------
           Total revenues from related party              --              --            69,050
                                                  ------------    ------------    ------------
      Total Revenues                                   439,157         298,550         401,793
                                                  ------------    ------------    ------------

COST OF REVENUES
        Licenses                                        70,976          42,077         105,298
        Services                                       209,345          28,675         397,442
        Product                                         41,067            --              --
                                                  ------------    ------------    ------------
           Total Cost of Revenues                      321,388          70,752         502,740
                                                  ------------    ------------    ------------

GROSS PROFIT                                           117,769         227,798        (100,947)
                                                  ------------    ------------    ------------

SELLING EXPENSES
   Advertising and marketing                            49,614          16,642          29,104
   Consulting                                            7,115           9,765         128,480
   Communications                                       14,399          16,111          20,578
   Travel                                                4,044           4,245          13,713
                                                  ------------    ------------    ------------
      Total Selling Expenses                            75,172          46,763         191,875
                                                  ------------    ------------    ------------

GENERAL AND ADMINISTRATIVE EXPENSES
   Bad debt                                               --            40,033            --
   Consulting                                          119,946         152,413       1,498,287
   Depreciation                                          2,504           5,945           4,548
   Rent                                                 38,086          15,217          12,205
   Office expenses                                       7,401          12,669          17,947
   Legal fees                                           34,728         159,066         153,225
   Payroll                                              74,854         131,276          67,744
   Taxes                                                 5,053          36,716          24,761
   Other administrative                                 31,765           8,474          11,861
   Professional expense                                 39,178          32,677          34,500
                                                  ------------    ------------    ------------
      Total General and Administrative Expenses        353,515         594,486       1,825,078
                                                  ------------    ------------    ------------

LOSS FROM OPERATIONS                                  (310,918)       (413,451)     (2,117,900)

OTHER INCOME (EXPENSES)
   Interest expense                                    (20,209)         (5,433)           --
   Loss on impairment of software                         --          (409,886)           --
   Debt forgiveness                                       --            79,974            --
                                                  ------------    ------------    ------------
       Total Other Income (Expenses)                   (20,209)       (335,345)           --
                                                  ------------    ------------    ------------

LOSS BEFORE INCOME TAXES                              (331,127)       (748,796)     (2,117,900)

PROVISION FOR INCOME TAXES                                --              --              --
                                                  ------------    ------------    ------------

NET LOSS                                              (331,127)       (748,796)     (2,117,900)

OTHER COMPREHENSIVE GAIN (LOSS)
   Foreign currency translation gain (loss)           (174,567)          3,078         (80,345)
                                                  ------------    ------------    ------------

COMPREHENSIVE LOSS                                $   (505,694)   $   (745,718)   $ (2,198,245)
                                                  ============    ============    ============

BASIC AND DILUTED NET LOSS
   PER COMMON SHARE                               $      (0.02)   $      (0.04)   $      (0.12)
                                                  ============    ============    ============

WEIGHTED AVERAGE NUMBER OF BASIC AND
   DILUTED COMMON SHARES OUTSTANDING                20,005,006      19,756,999      17,152,915
                                                  ============    ============    ============

                                      F-3



OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
--------------------------------------------------------------------------------



                                                                     Common Stock          Accumulated
                                                             --------------------------       Other
                                                                Number                    Subscriptions
                                                              of Shares        Amount       Receivable
                                                             -----------    -----------    -----------
Balance, January 1, 2001                                      13,300,000   $   111,609    $      --

Stock issued in May 2001 for cash and subscription
      receivable at an average price of $0.1621,724,666          279,744       (97,759)          --
      per share

Stock issued in May 2001 in payment of expenses
      at an average price of $0.42 per share                   3,728,434     1,552,665           --

Stock issued in May 2001 in exchange for assets
      at an average price of $0.34 per share                   1,000,000       336,596           --

Payment of subscriptions receivable                                 --            --           70,000

Payment of subscriptions receivable via customers'                  --            --           20,000
      deposits at a price of $0.50 per share

Transfer of shares by an officer directly to a third party
      for conversion of an outstanding liability at a
      price of $0.50 per share                                      --          24,000           --

Other comprehensive loss                                            --            --             --

Net loss for the year ending December 31, 2001                      --            --             --
                                                             -----------    -----------    -----------

Balance, January 1, 2002                                      19,753,100     2,304,614         (7,759)

Stock issued for $1.00 per share                                  17,000        17,000           --

Payment of subscriptions receivable                                 --            --            7,759

Other comprehensive income                                          --            --             --

Net loss for the year ending December 31, 2002                      --            --             --
                                                             -----------    -----------    -----------

Balance, December 31, 2002                                    19,770,100     2,321,614           --

Stock issued for approximately $0.77 per share, net
      of expenses of $355,905                                    796,500       259,550           --

Other comprehensive loss                                            --            --             --

Net loss for the year ending December 31, 2003                      --            --             --
                                                             -----------    -----------    -----------

Balance, December 31, 2003                                   $20,566,600   $ 2,581,164           --
                                                             ===========    ===========    ===========

                                      F-4



OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)-Continued
--------------------------------------------------------------------------------


                                                           Comprehensive   Accumulated
                                                            Income/Loss     (Deficit)       Total
                                                           -----------     -----------    -----------

Balance, January 1, 2001                                   $      --       $  (100,896)   $    10,713

Stock issued in May 2001 for cash and subscription
      receivable at an average price of $0.1621,724,666           --          181,985
      per share

Stock issued in May 2001 in payment of expenses
      at an average price of $0.42 per share                      --             --        1,552,665

Stock issued in May 2001 in exchange for assets
      at an average price of $0.34 per share                      --             --          336,596

Payment of subscriptions receivable                               --             --           70,000

Payment of subscriptions receivable via customers'                --             --           20,000
      deposits at a price of $0.50 per share

Transfer of shares by an officer directly to a third party
      for conversion of an outstanding liability at a
      price of $0.50 per share                                    --             --           24,000

Other comprehensive loss                                       (80,345)          --          (80,345)

Net loss for the year ending December 31, 2001                    --       (2,117,900)    (2,117,900)
                                                            -----------    -----------    -----------

Balance, January 1, 2002                                       (80,345)    (2,218,796)        (2,286)

Stock issued for $1.00 per share                                  --             --           17,000

Payment of subscriptions receivable                               --             --            7,759

Other comprehensive income                                       3,078           --            3,078

Net loss for the year ending December 31, 2002                    --         (748,796)      (748,796)
                                                            -----------    -----------    -----------

Balance, December 31, 2002                                     (77,267)    (2,967,592)      (723,245)

Stock issued for approximately $0.77 per share, net
      of expenses of $355,905                                     --             --          259,550

Other comprehensive loss                                      (174,567)          --         (174,567)

Net loss for the year ending December 31, 2003                    --         (331,127)      (331,127)
                                                            -----------    -----------    -----------

Balance, December 31, 2003                                  $  (251,834)   $(3,298,719)   $  (969,389)
                                                             ===========    ===========    ===========



OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------





                                                                  Years Ended December 31,
                                                         -----------------------------------------
                                                             2003           2002          2001
                                                         -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                             $  (331,127)   $  (748,796)   $(2,117,900)
    Adjustments to reconcile net loss to net cash used
        by operating activities:
       Depreciation and amortization expense                   2,504          5,945         60,179
       Loss on impairment of software                           --          409,886           --
       Debt forgiveness                                         --          (79,974)          --
       Stock issued in payment of expenses                      --             --        1,552,665
       Conversion of a liability to equity
         due to transfer of shares from an officer              --             --           24,000
       Stock issued in payment of expenses                      --             --           20,000
    Change in assets and liabilities:
       Accounts receivable                                    14,487         53,111        (52,558)
       GST receivable                                         (2,415)          --
       Related party loan                                        867          1,868           (652)
       Prepaid expenses                                      (57,124)         4,783         67,719
       Inventory                                             (43,977)          --
       Accounts payable                                      223,724        140,754        185,095
       Payroll liabilities                                      (188)        47,813           --
       Accrued expenses                                        1,931           --
       Notes payable                                           3,458            142        (40,506)
       Payable to related party                              191,897         37,952        135,149
       Deferred revenue                                       (2,668)       (10,182)        (9,147)
       Customer deposits                                        --          (53,760)        53,760
                                                         -----------    -----------    -----------
             Net cash used by operating activities             1,369       (190,458)      (122,196)
                                                         -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of equipment                                     (1,542)        (3,617)        (1,588)
    Purchase of software                                        (142)          --          (71,906)
                                                         -----------    -----------    -----------
       Net cash used by investing activities                  (1,684)        (3,617)       (73,494)
                                                         -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Checks written in excess of bank funds                    (8,478)         4,805         (3,606)
    Proceeds from sales of common stock                      259,550         17,000        181,985
    Proceeds from stock subscriptions                           --            7,759         70,000
    Proceeds from related party loans                           --          198,524        118,051
    Payments on related party loans                          (63,345)       (34,983)       (89,887)
                                                         -----------    -----------    -----------
       Net cash provided by financing activities             187,727        193,105        276,543
                                                         -----------    -----------    -----------

    Net decrease in cash and cash equivalents                187,412           (970)        80,853

    Foreign currency translation gain (loss)                (176,304)         1,099        (80,345)

    Cash and cash equivalents beginning of period                637            508           --
                                                         -----------    -----------    -----------

    Cash and cash equivalents at end of period           $    11,745    $       637    $       508
                                                         -----------    ===========    ===========


SUPPLEMENTAL CASH FLOW DISCLOSURES:
    Income taxes paid                                    $      --      $      --      $      --
                                                         ===========    ===========    ===========
    Interest paid                                        $      --      $      --      $     5,169
                                                         ===========    ===========    ===========

NON-CASH INVESTING AND FINANCING ACTIVITIES:
    Stock issued in exchange for assets                  $      --      $      --      $   336,596
    Stock issued in payment of expenses                  $      --      $      --      $ 1,552,665
    Stock subscriptions paid by customer deposits        $      --      $      --      $    20,000
    Stock issued for subscriptions                       $      --      $      --      $    97,759

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
--------------------------------------------------------------------------------


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Oxford Investments Holdings Inc. (formerly, International E Gaming Developers Ltd.)(hereinafter "the Company") was originally incorporated October 13, 2000 under the laws of the Province of Ontario, Canada. On May 17, 2001, the Company changed its name to Oxford Software Developers Inc. and changed its name to Oxford Investments Holdings Inc. on December 18, 2003. The Company's fiscal year-end is December 31.

On November 3, 2000, the Company incorporated its wholly owned subsidiary, International E-Gaming Developers Inc. (hereinafter "E-Gaming Inc.") under the laws of Antigua and Barbuda. E-Gaming Inc. has been primarily engaged in the operation and marketing of internet gaming sites.

On November 8, 2001, the Company incorporated a wholly owned subsidiary, International E-Gaming Developers NV (hereinafter "E-Gaming NV), a limited liability company, under the laws of Curacao, Netherlands Antilles to engage in the operation of games of chance on the international market via service lines. E-Gaming NV was dissolved in 2003.

In May 2003, the Company incorporated two wholly owned subsidiaries, Ontario Private Water Limited and Celebrity Tan Inc., under the laws of Canada to engage in the production and sale of bottled water and to market UV-free tanning products and booths, respectively.


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

Principles of Consolidation
---------------------------
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation. See Note 3 on Company subsidiaries.

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

Advertising and Marketing Expenses
----------------------------------
Advertising and marketing fees are charged to operations in the year incurred. Advertising and marketing expenses were $49,614 and $16,645 for years ended December 31, 2003 and 2002, respectively.

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

As shown in the accompanying financial statements, the Company incurred a net loss of $331,127 in the year ended December 31, 2003 and has recurring losses from operations. The Company is currently putting licenses and technology in place that will, if successful, mitigate these factors that raise substantial doubt about the Company's ability to continue as a going concern. For the twelve-month period subsequent to December 31, 2003, the Company anticipates that its minimum cash requirements to continue as a going concern will be less than $350,000. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management plans to seek additional capital from new equity securities issuances which would provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.

Management also believes that new opportunities in the lifestyles consumables market for bottled water and UV-free tanning booths and supplies will provide positive cash flow in the future. See Note 3 on Company Subsidiaries.

Provision for Doubtful Accounts and Bad Debt Expense
----------------------------------------------------
Provision for losses on trade accounts receivable is made in amounts required to maintain an adequate allowance to cover anticipated bad debts. Accounts receivable are charged against the allowance when it is determined by the Company that payment will not be received. Receivables are shown net of an allowance for bad debts as of December 31, 2003 and 2002.

During the year ended December 31, 2002, the Company determined that an impairment of accounts receivable had occurred and therefore recognized a bad debt expense of $40,033 in the accompanying financial statements. The Company determined that there has been no further impairment of receivables at December 31, 2003.



Provision for Taxes
-------------------
Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial  Accounting  Standards No. 109  "Accounting for Income
Taxes." Under this approach,  deferred  income taxes are recorded to reflect the tax consequences in future years of differences  between the tax basis of assets and  liabilities  and their  financial  reporting  amounts at each  year-end.  A valuation  allowance is recorded  against deferred tax assets if management does not believe the Company has met the "more likely than not"  standard  imposed by
SFAS No. 109 to allow recognition of such an asset.

At December 31, 2003,  2002,  and 2001, the Company had net deferred tax assets, calculated at an expected rate of 44%, of approximately $780,000.  $640,000, and
$260,000,   respectively,   principally   arising   from  net   operating   loss
carryforwards  for income tax  purposes.  As  management  of the Company  cannot determine  that it is more  likely than not that the  Company  will  realize the benefit of the net deferred tax asset,  a valuation  allowance  equal to the net deferred  tax asset was  recorded at December  31,  2003,  2002,  and 2001.  The significant  components of the deferred tax asset at December 31, 2003, 2002 and
2001 were as follows:

                                         December31,    December31,    December31,
                                              2003           2003           2001
                                         -----------    -----------    -----------
Net operating loss carryforward          $ 1,790,000    $ 1,460,000    $   603,000
                                         ===========    ===========    ===========

Deferred tax asset                       $   780,000    $   600,000    $   260,000
Deferred tax asset valuation allowance   $  (780,000)   $  (600,000)   $  (260,000)


At December 31, 2003, the Company has net operating loss carryforwards of approximately $1,790,000. The Company recognized approximately $1,458,000 of losses from issuance of restricted common stock and stock options for services in prior fiscal years, which are not deductible for tax purposes and are not included in the above calculation of deferred tax assets. The change in the allowance account from December 31, 2001 to December 31,2002 was $340,000 and the change in the allowance account from December 31, 2002 to December 31, 2003 was $180,000.

Impaired Asset Policy
---------------------
In complying with the Financial Accounting Standards Board Statement titled "Accounting for Impairment of Long-lived Assets," the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. During the year ended December 31, 2002, the Company determined its software, which had a book value of $409,886, was fully impaired. There were no additional impairments during 2003.

Inventories
-----------
Inventories are stated at the lower of cost or market on a first-in, first-out basis.

Compensated Absences
--------------------
Employees of the Company are entitled to paid vacation. The vacation pay is equal to 4% of an employee's gross payroll. The Company has accrued $3,175 in vacation pay at December 31, 2003.

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

One of the Company's original contracts was a premium contract which included $25,000 for annual marketing and support offered to the original premium holders. That amount was considered by the Company to be deferred revenue and was recorded as such and the amount will be amortized over the service period of one year. This level of service is no longer available.

Revenues from customization fees are recognized as sold to third parties. Web hosting and annual licensing fees are deferred and recognized throughout the first year of operation. Revenue from the sale of software sub-licenses to the Company's related reseller is recognized upon sell through to the unrelated third parties. Revenue from casino operations, advertising and royalties is recognized monthly as earned.

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

During the year ended December 31, 2003, the majority of the casinos involved in previous Company contracts were no longer operating or had been taken over by the Company. These entities have no balance owing to the Company.

Functional Currency/Reporting Currency
--------------------------------------
Although the parent company's functional currency is the Canadian dollar, the Company's active operating subsidiary conducts business in United States dollars. Therefore, the Company's reporting currency is the United States dollar.

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

Accounting Pronouncements
-------------------------
In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (hereinafter "SFAS No. 150"). SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has determined that the adoption of this statement will not impact the Company's financial statements.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (hereinafter "SFAS No. 149"). SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material impact on the financial position or results of operations of the Company.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation
- Transition and Disclosure" (hereinafter "SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of the statement are effective for financial statements for fiscal years ending after December 15, 2002. The Company currently reports stock issued to employees under the rules of SFAS 123. Accordingly, there is no change in disclosure requirements due to SFAS 148.

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

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (hereinafter "SFAS No. 145"), which updates, clarifies and simplifies existing accounting pronouncements. FASB No. 4, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related tax effect was rescinded. As a result, FASB No. 64, which amended FASB No. 4, was rescinded, as it was no longer necessary. FASB No. 44, Accounting for Intangible Assets of Motor Carriers, established the accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Since the transition has been completed, FASB No. 44 is no longer necessary and has been rescinded. SFAS No. 145 amended FASB No. 13 to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company adopted SFAS No. 145 and does not believe that the adoption will have a material effect on the financial statements of the Company.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others"
(hereinafter "FIN 45"). FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002 and do not have an impact on the financial statements of the Company. The Company does not anticipate issuing any guarantees which would be required to be recognized as a liability under the provisions of FIN 45 and thus does not expect the adoption of this interpretation to have an impact on its results of operations or financial position.

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

Derivative Instruments
----------------------
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001. These standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

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

December 31, 2003 and 2002, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Segment Information Segment Information
---------------------------------------
The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," (hereinafter "SFAS No. 131") during the year ended December 31, 2000. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available, evaluated regularly by the chief operating decision makers, or a decision making group, in deciding how to allocate resources and in assessing performance. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position, but did affect the disclosure of segment information as reported in Note 14.


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

During the year ended December 31, 2002, the Company took over all operations of E-Gaming Inc.

International E-Gaming Developers NV
------------------------------------
On November 8, 2001, the Company incorporated a wholly owned subsidiary, International E-Gaming Developers NV (hereinafter "E-Gaming NV"), a limited liability company, under the laws of Curacao, Netherlands Antilles. E-Gaming NV was incorporated to engage in the operation of games of chance in the international market via service lines. E-Gaming NV is primarily engaged in the operation and marketing of Internet gaming sites. During the year ended December 31, 2002, the Company took over all operations of International E-Gaming Developers NV and dissolved the Company in 2003.

Ontario Private Water Labelling Limited
---------------------------------------
In 2003 the Company incorporated a wholly owned subsidiary, Ontario Private Water Labelling Limited, under the laws of Canada. Through this subsidiary, management intends to approach corporate and retail entities who wish to use their own label on bottled water as promotional or marketing tools. Additionally, the Company intends to market its own line of bottled spring water to sell at concerts, sporting events, and other venues.

Celebrity Tan Inc.
------------------
In 2003, the Company incorporated a wholly owned subsidiary, Celebrity Tan Inc. under the laws of Canada. Celebrity Tan Inc. was incorporated to engage in the building and distribution of UV-free tanning stalls. These stand-up tanning booths spray a fine mist of sunless tanning solution onto the customer. The Company also intends to market through this subsidiary its own line of sunless tanning products.


NOTE 4 - OFFICE EQUIPMENT

Office equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from three to five years.

The following is a summary of office equipment and accumulated depreciation at December 31, 2003:

                                         2003           2002           2001
                                       --------       --------       --------

Office Equipment                       $ 24,216       $ 18,465       $ 14,998

Accumulated Depreciation               $(15,696)      $(10,692)      $ (4,731)


Depreciation expense for the years ended December 31, 2003, 2002, and 2001 was $2,504, $5,945, and $4,548 respectively.

NOTE 5 - INTANGIBLE ASSETS

During the year ended December 31, 2002 the Company reached an agreement with World Gaming to discontinue their relationship and seek other avenues for processing the casino revenues and payments. As a result, outstanding amounts owing to or from World Gaming were written off with a residual $12,688 to be paid to World Gaming in monthly installments. The amount owing to World Gaming is including in accounts payable in the financial statements. The net amount owing to World Gaming that was written off as a forgiveness of debt is $28,995 and is included in other income and expenses in the financial statements.

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

During the year ended December 31, 2002, the Company and Suchow Holdings, Ltd. came to an agreement. Starnet Systems International, Inc. reserves 10% of the total winning payout on all games as a rolling reserve for a total of six months. This rolling reserve is used for charge backs when necessary. At December 31, 2002, the rolling reserve amounted to $29,416 and is included in the accounts receivable as an amount receivable from Starnet. Additionally, it is included in the accounts payable as an amount due to affiliates.

During 2003, this agreement was terminated and no rolling reserve is recognized as owing to Starnet.

Software
--------
On April 26, 2001, the Company entered into an asset purchase agreement with Suchow Holdings, Ltd., a Bahamian-based company. According to the terms of the agreement, the Company agreed to pay a total of $103,000 over five months and issued 1,000,000 shares of common stock. In return, the Company acquired an Internet gaming and management software program and copyright, hardware, and several existing casino contracts. The Company expects to customize the gaming and management software and sell it to another vendor. The total value of the assets, which amounted to $405,342, were deemed to be impaired and written off during 2002. Also during the year ended December 31, 2002 the remaining unpaid balance of $54,490 was forgiven and is included in the "Other Income and Expense" section of the Statements of Operations.


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


NOTE 7 - RELATED PARTY TRANSACTIONS

On December 31, 2003, 2002, and 2001, the Company owed officers, directors and stockholders $544,447, $415,027, and $210,900 respectively, for cash advances, consulting fees and expenses paid on behalf of the Company. These related party loans are uncollateralized, non-interest bearing and due on demand.

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

On December 31, 2002, a stockholder owed the Company $867. This loan is non-interest bearing, uncollateralized and due on demand. During 2003, the amount was repaid.

NOTE 8 - CONCENTRATIONS

Bank Accounts
-------------
The Company maintains two cash accounts at a Canadian bank and one cash account in Antigua. The Canadian dollar account is insured up to a maximum of $60,000, and the United States dollar account and the Antiguan account are not insured. At December 31, 2003, 2002, and 2001, approximately $400, $600, and $500 was exposed to risk, respectively.

Customers
---------
Approximately 33% of the Company's sublicense agreements are represented by one entity, which, in turn, resold the agreements to unrelated third parties. This entity is owned and operated by a stockholder of the Company. See Note 7.

Licenses
--------
The Company's license to gaming software is issued by World Gaming pursuant to a gaming license issued by Antigua during 2001 and Curacao beginning in November 2001. World Gaming is one of the few primary developers and operators of casino and other gaming software in the world. During the years ended December 31, 2003, 2002, and 2001, 100% of the Company's revenue from Internet gaming software was attributable to the World Gaming relationship. As part of the licensing agreement with World Gaming, the Company has the right to sublicense its software. Because World Gaming is the Company's sole licensor, the loss of the World Gaming relationship could have a material adverse effect on the Company's revenues, operating results and financial condition. Although the Company expects to diversify risks associated with dependence on World Gaming by entering into arrangements with additional licensors or developing and licensing its own software to various licensees, there can be no assurance that such diversification will be successful or that the Company will be able to reduce its dependence on one or a small group of licensors.


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

During the year ended December 31, 2003, the Company sold for cash 796,500 shares of common stock. This stock was sold for $1.00 Canadian (approximate $0.77 U.S.).

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


NOTE 11 - LETTER OF INTENT

On December 4, 2000, the Company signed a letter of intent with a company listed on the Canadian Exchange. As a result of this agreement, the Company received $25,000 Canadian ($15,860 U.S.) and issued an uncollateralized demand promissory note for the sum received. While the companies mutually withdrew from the letter of intent during March 2001, the related note remains unpaid at December 31, 2003. See Note 6.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Potential Lawsuit
-----------------
During the year ended December 31, 2002 the Company took over the operations of one of its customer's casinos due to failure to pay fee owing. The casino customer in question has begun proceedings regarding breach of agreement against the Company. At December 31, 2003 there was no financial impact and no potential financial impact could be determined.

Uncertainty as to the Legal Status of Internet Gaming
-----------------------------------------------------
The Company, its software licensees and its sub-licensees are subject to applicable laws in the jurisdictions in which they operate. Due to the relatively recent development of casino gaming over the Internet, there are limited direct regulations that deal with this application and there is uncertainty in certain jurisdictions as to the legal status of gaming over the Internet. Currently, the United States does not have federal legislation regulating Internet gambling, however, there have been several bills introduced to prohibit or restrict Internet gaming. There can be no assurance whether any such bill will become law in the future, the effects of which are uncertain.

During the year ended December 31, 2003, the United States House of Representatives Financial Services committee introduced two resolutions regarding Internet gambling and the United States Senate Banking, Housing, and Urban Affairs committee introduced one bill of the same nature. The Senate bill and one of the House resolutions call for the prohibition of monetary banking transactions over the internet to gaming sites. This would make any payments to an online casino that take place through wires, credit cards, or debit cards illegal in the United States. The second House resolution calls for the formation of commission to study Internet gambling licensing and regulation. As of the date of these financial statements, none of the proposals has been finalized.

Computer Security
-----------------
The Company operates in an industry, which is vulnerable to attacks upon its computer operating security. The risks to the Company's operations are significant and will require continued monitoring to minimize the effects of any possible attacks from outside.

Foreign Operations
------------------
The accompanying balance sheets for December 31, 2003, 2002, and 2001 include $157,000, $57,000, and $458,340, respectively, relating to the Company's assets in Canada and Antigua. Although these countries are considered politically and economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company's operations.

Dependence on Key Licensor and Licensees
----------------------------------------
The original term of the Company's license agreement with World Gaming was for one year. In November 2001, the Company signed a five-year license agreement with World Gaming. The terms of the underlying license or sublicense agreements vary, although averaging ten-year terms and providing for automatic renewal periods of ten years. There is a risk that the Company's license agreement with World Gaming or the license or sublicense agreements with licensees (or sub-licensees, as the case may be) will not be renewed or will otherwise be terminated in accordance with the terms of such agreements. In addition, in the event that a licensee or sub-licensee chooses to operate a different casino, there can be no assurances that such new casino will be operated using the Company's software.

The trademarks or trade names under which all of the Company's licensees operate are the property of the respective licensees. Although the Company is generally entitled to continued operation of a casino on termination of a license or sublicense agreement, in certain cases this entitlement is limited and it generally does not include the operation of the casino under the existing name. A change in the name of the casino may lead to a loss of goodwill, as various methods needed to direct a customer to the new site cannot be completely relied upon.

Office Lease
------------
The Company signed a lease for office space in Calgary, Alberta. This one-year lease was in effect from April 1, 2001 through March 31, 2002 and was not renewed. The lease called for minimum monthly rent payments of approximately $560 Canadian with a deposit of $560 Canadian.

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

The Company has rented new commercial space in Toronto, Ontario during 2003 with a month-to-month agreement for rent for $3,500 Canadian (approximately $2,200 U.S.)

The Company's wholly owned subsidiary, Celebrity Tan Inc. leased corporate office space located in Toronto, Ontario on December 1, 2003 for a period of 36 months. Lease payments are currently $1,349 Canadian (approximately $960 U.S.) per month. Total payments for the year ended December 31, 2003 were $960.

Future annual minimum lease payments for the terms of the lease agreements as of December 31, 2003 are as follows for the years ending December 31:

                                         Year          Annual Amount
                                    ----------------  ----------------
                                         2004            $  16,188
                                         2005            $  16,188
                                         2006            $  14,839


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

During the year ended December 31, 2002 the Company reviewed the software and determined that it would not be utilized in the near future. The Company further determined that the remaining value of the software was impaired. This impairment was expensed to operations during 2002 and totaled $409,886.


NOTE 14 - SEGMENT INFORMATION

As described in Note 2, the Company adopted SFAS No. 131 in its fiscal year 2000. The Company's operations are classified into three principal reporting segments that provide different products or services. Separate management of each section is required because each business unit is subject to different marketing, production, and technology strategies.

Prior to 2003, the Company did was not required to use segment reporting.

Segment information (after intercompany eliminations) for the year ended December 31, 2003 is as follows:

                                                                    December 31,
                                                                         2003
                                                                      ---------
Revenues:
   Oxford Software Developers, Inc.                                   $ 380,623
   Ontario Private Water Labelling Limited                                 --
   Celebrity Tan Inc.                                                    58,534
                                                                      ---------
             Total Revenues                                           $ 439,157
                                                                      =========

Operating income (loss):
   Oxford Software Developers, Inc.                                   $(169,120)
   Ontario Private Water Labelling Limited                               (2,149)
   Celebrity Tan Inc.                                                   (34,858)
                                                                      ---------
              Net Loss                                                $(206,127)
                                                                      =========
Identifiable Assets::
   Oxford Software Developers, Inc.                                   $ 100,601
   Ontario Private Water Labelling Limited                                  114
   Celebrity Tan Inc.                                                    56,595
                                                                      ---------
             Total Identifiable Assets                                $ 157,310
                                                                      =========

Depreciation and Amortization
   Oxford Software Developers, Inc.                                   $  (2,504)
   Ontario Private Water Labelling Limited                                 --
   Celebrity Tan Inc.                                                      --
                                                                      ---------
              Total Depreciation and Amortization                     $  (2,504)
                                                                      =========

All of the Company's assets are held in Canada at December 31, 2003.

Oxford's reportable segments are strategic business units that offer different products or services. They are managed separately because each business requires different technology and marketing strategies.