Form 20-F
period 2004-12-31
OXFORD INVESTMENT HOLDINGS INC
filed 2005-07-15
CIK 1145703

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 20-F


[_] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                  For the fiscal year ended: December 31, 2004

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

The number of outstanding shares of the issuer's common Stock as of December 31, 2004: 20,581,100.

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


                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

         Not Applicable.


Item 2. Offer Statistics and Expected Timetable

         Not Applicable.

Item 3. Key Information

A.       Selected Financial Data

         The following selected financial data for the period from inception on October 13, 2000 through December 31, 2000 and for the years ended December 31,
2001, 2002, 2003 and 2004 is derived from our audited consolidated financial statements. The selected financial data, as well as the consolidated financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States. The Registrant presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected consolidated financial data with "Management's Discussion and Analysis of Financial Condition and Results of
Operations" and the consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report.

                                            From period
                                            of inception
                                            (October 13, 2000)
                                            through Year Ended     Year Ended        Year Ended       Year Ended      Year Ended
                                            Dec. 31, 2000         Dec. 31, 2001     Dec. 31, 2002    Dec. 31, 2003   Dec. 31, 2004
                                            --------------------------------------------------------------------------------------
Statement of Operations Data:
      Total revenues                        $     112,172         $     401,793    $     298,550    $     439,157
      Net Income/(Net Loss)                      (100,896)           (2,117,900)        (748,796)        (331,127)
      Basic and diluted
       net loss per share -                          (0.1)                (0.12)           (0.04)           (0.02)
     Weighted average number of
      Shares used in computing basic and
      Diluted net loss per share-              13,300,000            17,152,915       19,756,999       20,005,006
Balance Sheet Data:
     Cash and cash equivalents              $           0         $         508    $         637    $      11,745
     Total current assets                         121,880               107,879           48,246          147,516
     Total assets                                 187,578               523,488           57,121          157,309
     Total current liabilities                    176,865               525,774          780,366        1,126,698
     Total liabilities                            176,865               525,774          780,366        1,126,698
     Total accumulated deficit                   (100,896)           (2,218,796)      (2,967,592)      (3,298,719)
     Total stockholders' equity (deficit)          10,713                (2,286)        (723,245)        (969,389)

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

Year ended December 31,
--------------------------------------------------------------------------------

                        2004            2003           2002          2001
--------------------------------------------------------------------------------
End of Period
                        .83             .77            .63           .63
--------------------------------------------------------------------------------
Average for Period
                        .81             .71            .63           .65
--------------------------------------------------------------------------------
High for Period
                        .85             .78            .65           .67
--------------------------------------------------------------------------------
Low for Period
                        .72             .64            .63           .63
--------------------------------------------------------------------------------

         The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2004 and 2005. The exchange rates used are the closing rates as provided by the Bank of Canada.

----------------------------------------------------
Month                       High              Low
----------------------------------------------------
December 2004               .84               .81
----------------------------------------------------
January 2005                .83               .81
----------------------------------------------------
February 2005               .81               .80
----------------------------------------------------
March 2005                  .83               .80
----------------------------------------------------
April 2005                  .82               .80
----------------------------------------------------
May 2005                    .81               .79
----------------------------------------------------
June 2005                   .82               .80
----------------------------------------------------

         The exchange rate on December 31, 2004 for the conversion of United States dollars into Canadian dollars was $1.20 (CDN$1.00 = US$.083). As of June 30, 2005 the close rate of exchange for the conversion of United States dollars into Canadian dollars was $1.23 (CDN$1.00 = US$0.82). The exchange rates used are the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York.

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

                      RISK FACTORS RELATED TO OUR BUSINESS

We Have a Limited Operating History so It May be Difficult for You to Evaluate Our Business and Its Future Prospects

         It may be difficult to evaluate our business and prospects because we have a limited operating history. We were incorporated in October 2000 and we began operations in November 2000. In our first two years of operations, we focused our business on the Internet e-gaming market, however in early 2003, we expanded our operations into the lifestyle consumables market. Through our subsidiaries Celebrity Tan, Inc. and Ontario Private Water Labeling Ltd, we have entered the UV-free sunless tanning and private water labeling markets. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. The risks, expenses and difficulties that we expect to encounter include:

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



                    RISK FACTORS RELATED TO OWNING OUR STOCK

Control By Existing Shareholders; Anti-Takeover Effects

         As of December 31, 2004, Michael Donaghy, our sole director, indirectly through his spouse, beneficially owned approximately 8,300,000 shares or 40.31% of our outstanding common shares. As a result, Mr. Donaghy can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs. The voting power of Mr. Donaghy under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

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


Item 4.  Information on the Company

A. History and Development of the Company

         The Company was incorporated under the laws of Ontario, Canada on October 13, 2000 as a holding company under the name International E Gaming Developers Ltd. On May 17, 2001 the Company changed its name to Oxford Software Developers Inc. and on December 16, 2003 it changed its name from Oxford Software Developers Inc. to Oxford Investments Holdings Inc. The Company operates its business through three wholly-owned subsidiaries International E Gaming Developers, Inc. incorporated under the laws of Antigua and Barbuda, British West Indies on November 3, 2000; Celebrity Tan, Inc. incorporated under the laws of Ontario, Canada on May 28, 2003; and Ontario Private Water Labeling Ltd. incorporated under the laws of Ontario, Canada on May 28, 2003. In this Annual Report, unless the context indicates otherwise, the term "Company" refers to Oxford Investments Holdings Inc.

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

Gaming Business Strategy
------------------------

         A pioneer in the Internet gaming industry, International EGaming Developers Inc. began building and selling online gaming web sites in 1999. Even though Egaming no longer operates an online casino, it uses its unique combination of experience and technical expertise to continue to derive revenue from reselling gaming software and from providing consulting and maintenance services to the site owners. EGaming's planned expansion into the land-based kiosk market will exploit its extensive knowledge of the gaming industry and benefit from the vast network of gaming contacts it has developed.

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

         The addition of kiosk gaming systems to EGaming 's product line will allow the Company to market to land-based gaming organizations worldwide. Studies have shown that industry professionals overwhelmingly agree that, in the near future, casinos will adopt coinless machines and that the ability for operators to download new games instead of having to physically replace gaming machines will be a huge benefit to casino operations. The Gaming Systems kiosks to be marketed by EGaming will include these features, making them a desirable alternative to the machine games of the past. There can be no assurance, however, that the kiosk gaming market will develop as anticipated or if developed that it will be profitable.

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

EGaming Future Strategy

         EGaming no longer has a license to operate its own casino but will continue to use the resources it has developed in order to market turnkey gaming systems for use by third-party corporations. The Company will establish relationships with government and independent gaming organizations to get its land-based gaming product line recognized, and promote benefits of the kiosk 's gaming systems in order to make it the gaming system of choice for upgrading and expansion by casino operators.

         The company may also derive revenue from reselling WorldGaming software to parties that want to own and operate online casino web sites.


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

Celebrity Tan, Inc.
-------------------

         Celebrity Tan, our wholly-owned subsidiary, entered the UV-free tanning market in 2003, marketing a line of instant mist tanning booths and supplies. The Company has developed a national network of sales agents to promote Celebrity Tan booths to salons, health spas, fitness centers, and hotels across Canada and in other countries, including Europe and the United States. In addition to booth sales to salon owners internationally, the first year of operation saw the set up of the Company 's Ontario showroom and training facility and other showrooms introduced during 2004.

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

         Celebrity Tan has a strong in-house manufacturing team. The Company's on-staff equipment designer has a 23-year background in the use of air-driven spraying equipment, and has drawn upon this extensive expertise to develop what the Company believes is a distinctly superior product to others in the market. The Company's design specialists remain constantly apprised of technological innovations in UV-free spray booth equipment. The Company's presence in both the United States and its planned presence in Europe also enable its design personnel to offer significant sales and marketing advice in both markets. Although Celebrity Tan's products are sold under its own label and brand, it collaborates closely with its customers to manufacture and develop products. The design team prepares presentations for customers and with the customer's participation, develops and installs tanning booths that are relevant to the customer's specific needs. Celebrity Tan believes that the comprehensive nature of the services it offers is a major factor in the strength of its relationship with its customers.

Ontario Private Water Labeling Ltd.
-----------------------------------

         Ontario Private Water Labeling Ltd. ("OPWLL"), our wholly-owned subsidiary, specializes in bottled water distribution and sales. Through an arrangement with an existing water-bottling company, OPWLL has set up a sales and distribution facility through the Toronto office of the Company. The Company is developing and branding its water products for global distribution and sales. These corporate brands, which include the "Water Rocks " label, are being made available for both wholesale and retail consumption. The Company is also marketing a private label product for resellers who wish to carry store-branded water.


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

Sales And Marketing

         The Company customizes its sales and marketing strategy according to individual customers' geographic regions and based on the market segment. For example, through Ontario Private Water Limited, the Company intends to approach corporate and retail entities that wish to insert their own labels and use the water as promotional or marketing tools. Additionally, the Company intends to market its own line of bottled spring water to sell at concerts, sporting events, and other venues.

         With respect to Celebrity Tan, the Company has set up show-room facilities and intends to set up more show-room type facilities to provide a model for potential customers to experience the UV-free tanning process first hand.

         The Company employs experienced personnel who maintain ongoing contact with its customers and respond to customers' needs promptly and effectively.



C. Organizational Structure


                         OXFORD INVESTMENTS HOLDINGS INC
                         -------------------------------
                                        |
                                        |
         -------------------------------------------------------------
         |                              |                            |
         |                              |                            |
-----------------------           --------------     ---------------------------
INTERNATIONAL EGAMING             CELEBRITY TAN,          ONTARIO PRIVATE
DEVELOPERS, INC. (100%)             INC. (100%)      WATER LABELLING, LTD. 100%)
-----------------------           --------------     ---------------------------



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

Current Sources Of Revenue

         UV-Free Tanning Booths and Related Products

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

         Web Site Customization Fees and Hosting Fees

         Our existing customers require us, and our potential customers may require us to customize, host and manage the server infrastructure and software platform as part of the purchase of an e-gaming web site. Revenues from web site customization fees are recognized as sold to third parties. We provide hosting service for a monthly fee. The web hosting fees are deferred and recognized over a twelve-month period. Revenue from the sale of software sub-licenses to our related reseller is recognized upon sell through to the unrelated third parties.

         Royalties/Marketing

         We  earn  monthly   royalties  and  advertising   revenue  from  casino
operations.  Revenue  from  casino  operations,   marketing  and  royalties  are
recognized monthly as earned.

         A.  Operating Results

         The following is management's discussion and analysis of the our financial condition and results of its operations from the date of inception on October 13, 2000 to December 31, 2000 and for the fiscal years ended December 31, 2001, 2002, 2003 and 2004. Because we are an emerging company and we have recently diversified our business operations, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Fiscal Year Ended December  31, 2004*
-------------------------------------

         * To be filed amendment.

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

         Our revenue increased by 47% over the comparable period from the prior year. The increase in revenue was mainly due to the Company's entering into the UV-Free Tanning business and to a lesser extent spring water branding and sales. Sales from tanning booths and related products accounted for 13% of our revenue and spring water branding and sales accounted for 0% of revenue.

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

         In the fiscal years 2004, 2003, 2002 and 2001, the Company did not have any research, development or patent expenses.


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


Item 6. Directors, Senior Management and Employees

         A. Directors and senior management. Set forth below are particulars respecting our sole director and officer as of December 31, 2004, and his business experience:

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

         B. Compensation. Mr. Donaghy received a salary of $6,800 during the fiscal period ended December 31, 2000, $78,500 for the fiscal year ended December 31, 2001, $125,000 for the fiscal year ended December 31, 2002, $125,000 for the fiscal year ended December 31, 2003 and $125,000 for the fiscal year ended December 31, 2004, as the Company's President and Chief Executive Officer. No other compensation was paid to our executive officers.

         We do not presently pay any cash compensation to directors for serving on our board, but we do reimburse directors for out-of-pocket expenses for attending board meetings.

Executive Compensation

         The following table sets forth the aggregate cash compensation paid for the past fiscal year.



                           SUMMARY COMPENSATION TABLE

                                                                          Long Term Compensation

                                    Annual Compensation                 Awards                Payouts

                                                                Restricted   Securities   LTIP       All Other
Name and               Fiscal    Cash            Other Annual   Stock        Underlying   Payouts    Compensation
Principal position     Year      compensation    Compensation   Award(s)     Options (#)
                                 (US$)           (US$)

Michael Donaghy        2004      $125,000             -            -             -           -            -
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


         D. Employees. As of December 31, 2004, we had a total of fourteen (14) employees (eleven (11) full-time and three (3) part-time) in Toronto, Ontario. None of our employees are covered by any collective bargaining agreement. We believe that relations with our employees are good.

         E. Share Ownership. The following table sets forth information relating to the beneficial ownership of our common stock as of the date of this annual report by those persons who beneficially own more than 5% of our common stock and by all of our directors and executive officers as a group, as of July 13, 2005.



Name and Address of          Position with              Number of
Beneficial Owner (1)         the Company                Shares Owned     Percent
--------------------         -------------              ------------     -------
Michael Donaghy (2)          Chief Executive Officer    8,300,000        37.94%

CEDE & Co.                   N/A                        4,500,195        20.57%
P.O. Box 222
Bowling Green Station
New York, NY 10274

All Officers and Directors                              8,300,000        37.94%
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

Item 9. The Offer and Listing

Price History of Shares

         The Company's common shares are listed in the United States on the National Association of Securities Dealers OTC Bulletin Board, under the symbol OXIHF. Even though our stock is listed on the OTCBB, it is very thinly traded and as of December 31, 2004, no active established market within or outside the United States existed for our common stock.

         The high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last twelve months are as follows:


                               OTC Bulletin Board
                             (United States Dollars)

Period
                                            High            Low

June 2005                                    0.05          0.05
May 2005                                     0.03          0.02
April 2005                                   0.15          0.15
March 2005                                   0.15          0.15
February 2005                                0.10          0.10
January 2005                                 0.13          0.06
December 2004                                0.15          0.07
November 2004                                0.30          .020
October 2004                                 0.20          0.20
September 2004                               0.20          0.20
August 2004                                  0.43          0.20
July 2004                                    0.55
0.45

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


Item 16C. Principal Accountant Fees and Services

         The Company paid the following fees to Williams and Webster, P.S. during the last two fiscal years:



                     2002              2003             2004

Audit fees       $42,719.00        $23,865.00        $
Other Fees        11,259.00          5,355.00
Total            ==========        ==========        ==========


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


Item 18.. Financial Statements

         The following auditors' reports and consolidated financial statements are included in this Form 20-F:

Oxford Investments Holdings Inc.                                     Sequential
Consolidated Financial Statements                                    Page Number
---------------------------------                                    -----------

Auditors' Report.........................................................F-1*
Consolidated Balance Sheet as at December 31, 2001, December 31,
 2002, December 31, 2003 and December 31, 2004...........................F-3*
Consolidated Statements of Operations for the years ended
 December 31, 2001, December 31, 2002 December 31, 2003 and December 31,
 2004....................................................................F-4*
Statement of Stockholders Equity for the year ended, December 31,
 2001, December 31, 2002 December 31, 2003 and December 31, 2004.........F-5*
Consolidated Statements of Cash Flows for the year ended December 31,
 2001 December 31, 2002, December 31, 2003 and December 31, 2004 ........F-6*
Notes to Consolidated Financial Statements...............................F-7*

* The Auditors' Report, Financial Statements and Notes for the fiscal year ended December 31, 2004 will be filed by amendment.

Item 19. Exhibits

Exhibits and Exhibit Index. The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

                                  Exhibit Index

Exhibit No.     Description                                          Page Number

    1.1         Articles of Incorporation.*

   1.2          Bylaws....................................................*
   2.1          Specimen Stock Certificate................................*
   4.1          Agreement with Starnet Systems International Inc.,
                  dated January 25, 2001..................................*
   4.2          Specimen Affiliate Sub-License Agreement..................*
   4.3          Asset Purchase Agreement with Suchow Holdings Ltd.
                  dated April 26, 2001....................................*
   4.4          Exhibits to Agreement with Starnet Systems
                International Inc., dated January 25, 2001................*

   4.5          Mutual Release with CCPC Biotech Inc. dated March 1,
                  2001....................................................*
   4.6          Sub-License Agreement between Starnet Systems N.V. and
                  International E-Gaming Developers N.V. dated
                  November 20, 2001.......................................*
   4.7          Employment Agreement between Oxford Software Developers
                  Inc. and Michael Donaghy dated July 1, 2001.............*
   4.8          Employment Agreement between Oxford Investments Holdings
                  Inc. and Victor DeLaet dated July 1, 2001...............*
   4.9          Agreement between Oxford Software Developers Inc. and
                  West America Securities Corp. dated March 7, 2002.......*
   8.1          List of Subsidiaries......................................*
   23.1         Consent of Williams & Webster, P.S., Certified Public
                  Accountants............................................
   99.1         Certificate of Chief Executive Officer pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002...........38
   99.2         Certificate of Chief Financial Officer pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002...........39


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

                                            OXFORD INVESTMENTS HOLDINGS INC.



 Date: July 15, 2004                        By: /S/Michael Donaghy
                                               --------------------------------
                                               Michael Donaghy, President/ Chief
                                               Executive Officer

     Certification by Chief Executive Officer Pursuant to Section 302 of the
                           Sarbanes-Oxley Act of 2002


I, Michael Donaghy, certify that:

1. I have reviewed this Annual Report on Form 20-F of Oxford Investments Holdings Inc. (the "Registrant");

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


By:  /S/ Michael Donaghy
   -----------------------
       Michael Donaghy
   Chief Executive Officer

Date: July 15, 2005

     Certification by Chief Financial Officer Pursuant to Section 302 of the
                           Sarbanes-Oxley Act of 2002


I, Michael Donaghy, certify that:

1. I have reviewed this Annual Report on Form 20-F of Oxford Investments Holdings Inc. (the "Registrant");

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



By:  /S/ Michael Donaghy
   -----------------------
       Michael Donaghy
   Chief Financial Officer

Date:  July 15, 2005