Form 20-F/A
period 2004-12-31
OXFORD INVESTMENT HOLDINGS INC
filed 2005-10-13
CIK 1145703

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   Form 20-F/A
                                (Amendment No. 1)


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


Commission file number:____________



                        OXFORD INVESTMENTS HOLDINGS INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

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

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act: None.
              ----

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:
         Title of Class: Common Stock, no par value
                         --------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
            -----

The number of outstanding shares of the issuer's common Stock as of December 31, 2004: 21,509,350.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes X No
                                      ---   ---

Indicate by check mark which financial statement item the registrant has elected
to follow: Item 17      Item 18  X
                  -----        -----

                                TABLE OF CONTENTS
                                                                            Page
                                     PART I
Item 1.    Identity of Directors, Senior Management and Advisers              *
Item 2.    Offer Statistics and Expected Timetable                            *
Item 3.    Key Information                                                    3
               Selected Financial Data                                        3
               Risk Factors                                                   5
Item 4.    Information on the Company                                         9
               History and Development of the Company                         9
               Business Overview                                             10
               Organizational Structure                                      16
               Property, Plants and Equipment                                16
Item 5.    Operating and Financial Review and Prospects                      17
               Operating Results                                             17
               Liquidity and Capital Resources                               20
               Research and Development                                      20
               Trend Information                                             21
               Safe harbor                                                   21
Item 6.    Directors, Senior Management and Employees                        22
               Directors and Senior Management                               22
               Compensation of Directors and Officers                        22
               Board Policies                                                23
               Employees                                                     23
               Share Ownership                                               23
Item 7.    Major Shareholders and Related Party Transactions                 24
               Major Shareholders                                            24
               Related Party Transactions                                    24
Item 8.    Financial Information                                             24
               Consolidated Statements and Other Financial Information       24
               Significant Changes                                           24
Item 9.    The Offer and Listing                                             24
Item 10.   Additional Information                                            25
               Share Capital                                                  *
               Memorandum and articles of incorporation                      25
               Material Contracts                                            25
               Exchange Controls                                             26
               Taxation                                                      26
               Dividends and paying agents                                    *
               Statements by experts                                          *
               Documents on display                                          31
Item 11.   Quantitative and Qualitative Disclosures About Market Risk         *
Item 12.   Description of Securities Other Than Equity Securities             *
                                     PART II
Item 13.   Defaults, Dividends Arrearages and Delinquencies                   *
Item 14.   Material Modifications to the Rights of Security Holders and
           Use of Proceeds                                                    *
Item 15.   Controls and Procedures                                           31
Item 16A.  Audit Committee Financial Expert                                  31
Item 16B.  Code of Ethics                                                    32
Item 16C.      Principal Accountant Fees and Services                        32

Item 17.   Financial Statements                                              33
Item 18.   Financial Statements                                              33
Item 19.   Exhibits                                                          34
SIGNATURES                                                                   35
CERTIFICATIONS                                                               36
* Omitted pursuant to General Instruction E(b) of Form 20-F.


                                EXPLANATORY NOTE

         This  Amendment  No. 1 on Form  20-F/A  (the  "Form  20-F")  amends the
Company's Annual Report on Form 20-F for the year ended December 31, 2004 filed on June 15, 2005.

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

                                  From period of inception
                                     (October 13, 2000)
                                     through Year Ended   Year Ended       Year Ended       Year Ended       Year Ended
                                        Dec. 31, 2000    Dec. 31, 2001    Dec. 31, 2002    Dec. 31, 2003    Dec. 31, 2004
                                        ---------------------------------------------------------------------------------
Statement of Operations Data:
   Total revenues                       $     112,172    $     401,793    $     298,550    $     439,157    $     692,069
   Net Income/(Net Loss)                     (100,896)      (2,117,900)        (748,796)        (331,127)        (139,368)
   Basic and diluted
    net loss per share -                         (0.1)           (0.12)           (0.04)           (0.02)           (0.01)
   Weighted average number of
   Shares used in computing basic and
   Diluted net loss per share-             13,300,000       17,152,915       19,756,999       20,005,006       20,958,721
Balance Sheet Data:
   Cash and cash equivalents            $           0    $         508    $         637    $      11,745    $      28,553
   Total current assets                       121,880          107,879           48,246          147,516          286,095
   Total assets                               187,578          523,488           57,121          157,309          292,883
   Total current liabilities                  176,865          525,774          780,366        1,126,698        1,260,151
   Total liabilities                          176,865          525,774          780,366        1,126,698        1,260,151
   Total accumulated deficit                 (100,896)      (2,218,796)      (2,967,592)      (3,298,719)      (3,438,087)
   Total stockholders' equity (deficit)        10,713           (2,286)        (723,245)        (969,389)        (967,268)

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

-------------------------------------------------
Month                       High         Low
-------------------------------------------------
December 2004               .84          .81
-------------------------------------------------
January 2005                .83          .81
-------------------------------------------------
February 2005               .81          .80
-------------------------------------------------
March 2005                  .83          .80
-------------------------------------------------
April 2005                  .82          .80
-------------------------------------------------
May 2005                    .81          .79
-------------------------------------------------
June 2005                   .82          .80
-------------------------------------------------

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



                    RISK FACTORS RELATED TO OWNING OUR STOCK

Control By Existing Shareholders; Anti-Takeover Effects

         As of December 31, 2004, Michael Donaghy, our sole director, indirectly through his spouse, beneficially owned approximately 8,300,000 shares or 38.59% of our outstanding common shares. As a result, Mr. Donaghy can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs. The voting power of Mr. Donaghy under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

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

Fiscal Year Ended December  31, 2004
------------------------------------

         Revenues
         --------

         For the fiscal year ended December 31, 2004, we reported a net loss of $139,368 or $0.01 per share. Revenues amounted to $692,069 of which $293,698 was from the sale of UV-Free Tanning Booths and related supplies, $2,508 was from the sale of spring water and $395,933 was from royalties from e-gaming activities.

         Our revenue increased by 57.6% over the comparable period from the prior year. The increase in revenue was mainly due to the Company's increase in sales in the UV-Free Tanning business and to a lesser extent spring water branding and sales. Sales from tanning booths and related products accounted for 42% of our revenue and spring water branding and sales accounted for 1% of revenue.

         Cost of Revenues
         ----------------

         Cost of revenues amounted to $350,251 from $321,388 an increase of $28,863 or 9% from the comparable period from the prior year and consisted principally of costs associated with the manufacturing and distribution of our UV-free tanning booths and material ($134,944), casino operations ($204,559), bottled spring water ($1200) and gaming license expenses ($9549).

         Selling, General and Administrative Expense
         -------------------------------------------

         Selling, general and administrative expense ("SG&A") amounted to $482,211 from $428,687, an increase of $53,524 or 12.5% and consisted principally of payroll ($33,757), advertising and marketing ($43,958), professional fees (comprised of accounting, audit and legal) ($81,978), consulting fees ($194,769), rent ($46,128) other administrative and communication expenses ($81,621).

         SG&A expenses were due to our continuing investment into the UV-free tanning and the spring water branding business, increased corporate activity, business development, promotion and marketing. SG&A increased because of our increased marketing and manufacturing costs relating to the UV-free tanning business.

         Financial Condition, Liquidity and Capital Resources
         ----------------------------------------------------

         At December 31, 2004, the Company had total current assets of $286,095 consisting of cash and cash equivalents of $28,553, inventory of $80,941, receivables of $159,179 and prepaid expenses of $17,422.

         Operations used $127,307 for the fiscal year ended December 31, 2004. Funds used in operations primarily relate to the Company's manufacturing of UV-Free Tanning Booths and expansion into new markets.

         Investing activities used $0 for the fiscal year ended December 31, 2004.

         Financing activities provided $227,571 for the fiscal year ended December 31, 2004. Funds provided by financing activities were from the sale of 952,750 shares of common stock. The Company used $3,522 to repay loans made to the Company from related parties.

         We had no long-term debt at December 31, 2004.

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


Item 6.           Directors, Senior Management and Employees

A. Directors and senior management. Set forth below are particulars respecting our sole director and officer as of December 31, 2004, and his business experience:

         Name                Business Address           Position
         Michael Donaghy     1315 Lawrence Ave. East    Chief Executive Officer,
                             Suite 520                  President and Director
                             Toronto, Ontario
                             Canada M3A 3R3


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



Name and Address of          Position with              Number of
Beneficial Owner (1)         the Company                Shares Owned     Percent
--------------------         -------------              ------------     -------

Michael Donaghy (2)          Chief Executive Officer    8,300,000        37.94%

CEDE & Co.                   N/A                        4,500,195        20.57%
P.O. Box 222
Bowling Green Station
New York, NY 10274

All Officers and                                        8,300,000        37.94%
Directors as a Group
(1 Person)



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

         B. Related party transactions.

         As of June 15, 2004, the Company owed officers, directors and stockholders $532,250 and $540,923, respectively, for cash advances, consulting fees and expenses paid on behalf of the Company. These related party loans are uncollateralized, non-interest bearing and due on demand.

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


Legal Proceedings
-----------------

         The Company is not a party to any pending or ongoing material legal proceeding nor is the company aware of any threatened or anticipated material legal proceeding against it except as follows:

         In November 2004, 3084735 Nova Scotia Limited, a corporation organized under the laws of Nova Scotia, Canada filed an action against Mega Sun Inc., Celebrity Tan Inc. and Ray Zinck alleging breach of implied warranty, breach of contract, misrepresentation and sale of a defective product in connection with the sale of a tanning mist booth. The booth was manufactured by Mega Sun Inc., an entity unaffiliated with the Company or Celebrity Tan Inc., and sold to Nova Scotia Limited by Celebrity Tan Inc. through Ray Zinck, an independent salesperson. The action seeks damages in the amount of the purchase price of approximately US$30,000.00, plus interest and costs. Celebrity Tan filed a timely defense in response to the claim denying all allegations in the complaint and also filed a cross complaint against Mega Sun Inc. The action is currently in the pretrial stage. While Celebrity Tan will vigorously defend this matter, the outcome of the litigation is not certain at this time.

         In June 2005, the Company and Michael Donaghy entered into a settlement agreement and undertaking with the Alberta Securities Commission. In the agreement, the Company and Mr. Donaghy acknowledged that they breached sections 75(1)(a) and 110(1) of the Securities Act, R.S.A. 2000, c. S-4 (the "Act") in connection with an alleged illegal distribution of the securities of the Company by an independent consultant hired by the Company to sell its securities. The Company and Mr. Donaghy relied on the accredited investor exemption of the Act to distribute the shares of the Company and also relied upon the expertise and experience of the sales consultant with which the Company had contracted. As part of the settlement, the Company agreed to pay the Commission Forty Two Thousand dollars ($42,000) and Mr. Donaghy agreed that all the exemptions contained in the Alberta Securities Act will not apply to him for two (2) years from the date of the agreement, except that he may trade in securities for his personal account through an agent that is a registered dealer.

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


Item 16C.         Principal Accountant Fees and Services

         The Company paid the following fees to Williams and Webster, P.S. during the last two fiscal years:



                                               2002         2003         2004

Audit fees                                  $42,719.00   $23,865.00   $16,691.00
Other Fees                                   11,259.00     5,355.00            0
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


Item 18..         Financial Statements

         The following auditors' reports and consolidated financial statements are included in this Form 20-F:

Oxford Investments Holdings Inc.                                     Sequential
Consolidated Financial Statements                                    Page Number
---------------------------------                                    -----------
                  .........
Auditors' Report      ...................................................F-1
Consolidated Balance Sheet as at December 31, 2002, December 31,
 2003 and December 31, 2004 .............................................F-2
Consolidated Statements of Operations for the years ended December
 31, 2002 December 31, 2003 and December 31, 2004........................F-3
Statement of Stockholders Equity for the year ended, December 31,
 2002 December 31, 2003 and December 31, 2004............................F-4
Consolidated Statements of Cash Flows for the year ended December 31,
 2001 December 31, 2002, December 31, 2003 and December 31, 2004 ........F-5
Notes to Consolidated Financial Statements...............................F-6

   Item 19.               Exhibits

Exhibits and Exhibit Index. The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

                                  Exhibit Index

Exhibit No.     Description                                          Page Number
-----------     -----------                                          -----------

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

   4.5          Mutual Release with CCPC Biotech Inc. dated March 1,
                  2001....................................................*
   4.6          Sub-License Agreement between Starnet Systems N.V. and
                  International E-Gaming Developers N.V. dated
                  November 20, 2001.......................................*
   4.7          Employment Agreement between Oxford Software Developers
                  Inc. and Michael Donaghy dated July 1, 2001.............*
   4.8          Employment Agreement between Oxford Investments Holdings
                  Inc. and Victor DeLaet dated July 1, 2001...............*
   4.9          Agreement between Oxford Software Developers Inc. and
                  West America Securities Corp. dated March 7, 2002.......*
   8.1          List of Subsidiaries......................................*
   99.1         Certificate of Chief Executive Officer pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002...........37
   99.2         Certificate of Chief Financial Officer pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002...........38


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

                                             OXFORD INVESTMENTS HOLDINGS INC.



 Date: October 12, 2005                      By: /S/ Michael Donaghy
                                                --------------------------------
                                                Michael Donaghy, President/Chief
                                                Executive Officer

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

Date: October 12, 2005

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



By: /S/ Michael Donaghy
   -----------------------
   Michael Donaghy
   Chief Financial Officer

Date:  October 12, 2005

Board of Directors
Oxford Investments Holdings Inc.
North York, Ontario
CANADA

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We have audited the accompanying balance sheet of Oxford Investments Holdings Inc., formerly Oxford Software Developers Inc., (an Ontario corporation) as of December 31, 2004, 2003, and 2002, and the related statements of operations and other comprehensive income (loss), stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments Holdings Inc., as of December 31, 2004, 2003, and 2002, and the related statements of operations and other comprehensive income (loss), stockholders equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has generated insufficient revenue to cover expenses and therefore has suffered recurring losses from operations resulting in an accumulated deficit of $3,438,087, at December 31, 2004. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this issue are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
September 29, 2005


OXFORD INVESTMENT HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                  December 31,    December 31,    December 31,
                                                                      2004            2003            2002
                                                                  ------------    ------------    ------------
ASSETS

   CURRENT ASSETS
      Cash                                                        $     28,553    $     11,745    $        637
      Accounts receivable                                              159,179           1,306          15,793
      GST Receivable                                                      --             2,415            --
      Inventory                                                         80,941          43,977            --
      Loan receivable, related party                                      --              --               867
      Prepaid expenses                                                  17,422          88,073          30,949
                                                                  ------------    ------------    ------------
          Total Current Assets                                         286,095         147,516          48,246
                                                                  ------------    ------------    ------------

   PROPERTY, PLANT AND EQUIPMENT
      Office equipment                                                  24,363          24,216          18,615
      Accumulated depreciation                                         (19,689)        (15,696)        (10,692)
      Hardware, net of amortization                                        795            --              --
      Software, net of amortization                                      1,319           1,273             952
                                                                  ------------    ------------    ------------
          Total Property, Plant and Equipment                            6,788           9,793           8,875
                                                                  ------------    ------------    ------------

TOTAL ASSETS                                                      $    292,883    $    157,309    $     57,121
                                                                  ============    ============    ============


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

   CURRENT LIABILITIES
      Accounts payable                                            $    532,250    $    512,915    $    289,191
      Accrued liabilities                                                7,070           1,931            --
      Payroll liabilities                                              171,308          47,625          47,813
      Checks written in excess of bank funds                             8,600            --             8,478
      Deferred revenue                                                    --               462           3,130
      Note payable                                                        --            19,318          15,860
      Loans payable, related party                                     540,923         544,447         415,894
                                                                  ------------    ------------    ------------
          Total Current Liabilities                                  1,260,151       1,126,698         780,366
                                                                  ------------    ------------    ------------

   COMMITMENTS AND CONTINGENCIES                                          --              --              --
                                                                  ------------    ------------    ------------

   STOCKHOLDERS' EQUITY (DEFICIT)
      Common stock, no par value; unlimited shares authorized,
        21,509,350, 20,566,600 and 19,770,100 shares issued and
        outstanding, respectively                                    2,805,652       2,581,164       2,321,614
      Accumulated deficit                                           (3,438,087)     (3,298,719)     (2,967,592)
      Accumulated other comprehensive loss                            (334,833)       (251,834)        (77,267)
                                                                  ------------    ------------    ------------
          Total Stockholders' Equity (Deficit)                        (967,268)       (969,389)       (723,245)
                                                                  ------------    ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)              $    292,883    $    157,309    $     57,121
                                                                  ============    ============    ============





   The accompanying notes are an integral part of these financial statements.


OXFORD INVESTMENT HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)
--------------------------------------------------------------------------------


                                                             Years Ended December 31,
                                                  --------------------------------------------
                                                      2004            2003            2002
                                                  ------------    ------------    ------------
REVENUES
   Revenues
     Licenses                                     $       --      $     96,600    $    177,551
     Services                                          395,933         284,023         120,999
     Products                                          296,136          58,534            --
                                                  ------------    ------------    ------------
        Total Revenues                                 692,069         439,157         298,550


COST OF REVENUES
     Licenses                                            9,549          70,976          42,077
     Services                                          204,559         209,345          28,675
     Products                                          136,143          41,067            --
                                                  ------------    ------------    ------------
        Total Cost of Revenues                         350,251         321,388          70,752
                                                  ------------    ------------    ------------

GROSS PROFIT                                           341,818         117,769         227,798
                                                  ------------    ------------    ------------

SELLING EXPENSES
   Advertising and marketing                            43,958          49,614          16,642
   Commissions and subcontracts                         34,252            --              --
   Consulting                                           33,579           7,115           9,765
   Communications                                       12,545          14,399          16,111
   Travel                                               16,742           4,044           4,245
                                                  ------------    ------------    ------------
      Total Selling Expenses                           141,076          75,172          46,763
                                                  ------------    ------------    ------------

GENERAL AND ADMINISTRATIVE EXPENSES
   Bad debt                                              1,166            --            40,033
   Consulting                                          161,190         119,946         152,413
   Depreciation                                          3,465           2,504           5,945
   Rent                                                 46,128          38,086          15,217
   Legal fees                                           57,810          34,728         159,066
   Payroll                                              33,757          74,854         131,276
   Taxes                                                   424           5,053          36,716
   Other administrative                                  1,345          39,166          21,143
   Professional expense                                 35,850          39,178          32,677
                                                  ------------    ------------    ------------
      Total General and Administrative Expenses        341,135         353,515         594,486
                                                  ------------    ------------    ------------

LOSS FROM OPERATIONS                                  (140,393)       (310,918)       (413,451)

OTHER INCOME (EXPENSES)
   Interest expense                                    (16,303)        (20,209)         (5,433)
   Loss on impairment of software                         --              --          (409,886)
   Debt forgiveness                                     17,328            --            79,974
                                                  ------------    ------------    ------------
       Total Other Income (Expenses)                     1,025         (20,209)       (335,345)
                                                  ------------    ------------    ------------

LOSS BEFORE INCOME TAXES                              (139,368)       (331,127)       (748,796)

PROVISION FOR INCOME TAXES                                --              --              --
                                                  ------------    ------------    ------------

NET LOSS                                              (139,368)       (331,127)       (748,796)

OTHER COMPREHENSIVE GAIN (LOSS)
   Foreign currency translation gain (loss)            (82,999)       (174,567)          3,078
                                                  ------------    ------------    ------------

COMPREHENSIVE LOSS                                $   (222,367)   $   (505,694)   $   (745,718)
                                                  ============    ============    ============

BASIC AND DILUTED NET LOSS
   PER COMMON SHARE                               $      (0.01)   $      (0.02)   $      (0.04)
                                                  ============    ============    ============

WEIGHTED AVERAGE NUMBER OF BASIC AND
   DILUTED COMMON SHARES OUTSTANDING                20,958,721      20,018,107      19,756,999
                                                  ============    ============    ============












   The accompanying notes are an integral part of these financial statements.


OXFORD INVESTMENT HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
--------------------------------------------------------------------------------


                                                  Common Stock                          Accumulated
                                           --------------------------                      Other
                                              Number                    Subscriptions  Comprehensive   Accumulated
                                            of Shares        Amount      Receivable     Income/Loss     (Deficit)         Total
                                           -----------    -----------    -----------    -----------    -----------    -----------

Balance, January 1, 2002                    19,753,100      2,304,614         (7,759)       (80,345)    (2,218,796)        (2,286)

Stock issued for $1.00 per share                17,000         17,000           --             --             --           17,000

Payment of subscriptions receivable               --             --            7,759           --             --            7,759

Other comprehensive income                        --             --             --            3,078           --            3,078

Net loss for the year ending
   December 31, 2002                              --             --             --             --         (748,796)      (748,796)
                                           -----------    -----------    -----------    -----------    -----------    -----------

Balance, December 31, 2002                  19,770,100      2,321,614           --          (77,267)    (2,967,592)      (723,245)

Stock issued for approximately $0.77 per
   share, net of expenses of $355,905          796,500        259,550           --             --             --          259,550

Other comprehensive loss                          --             --             --         (174,567)          --         (174,567)

Net loss for the year ending
   December 31, 2003                              --             --             --             --         (331,127)      (331,127)
                                           -----------    -----------    -----------    -----------    -----------    -----------

Balance, December 31, 2003                  20,566,600      2,581,164           --         (251,834)    (3,298,719)      (969,389)

Stock issued for approximately $0.47 per
   share, less expenses of $220,927            952,750        232,791           --             --             --          232,791

Shares cancelled                               (10,000)        (8,303)          --             --             --           (8,303)

Other comprehensive loss                          --             --             --          (82,999)          --          (82,999)

Net loss for the year ending
   December 31, 2004                              --             --             --             --         (139,368)      (139,368)
                                           -----------    -----------    -----------    -----------    -----------    -----------

Balance, December 31, 2004                  21,509,350    $ 2,805,652    $      --      $  (334,833)   $(3,438,087)   $  (967,268)
                                           ===========    ===========    ===========    ===========    ===========    ===========







   The accompanying notes are an integral part of these financial statements.


OXFORD INVESTMENT HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                Years Ended December 31,
                                                          -----------------------------------
                                                             2004         2003         2002
                                                          ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                             $(139,368)   $(331,127)   $(748,796)
     Adjustments to reconcile net loss to net cash used
         by operating activities:
         Depreciation and amortization expense                3,465        2,504        5,945
         Loss on impairment of software                        --           --        409,886
         Debt forgiveness                                   (17,328)        --        (79,974)
     Change in assets and liabilities:
         Accounts receivable                               (157,873)      14,487       53,111
         GST receivable                                       2,415       (2,415)        --
         Related party loan                                    --            867        1,868
         Prepaid expenses                                    70,651      (57,124)       4,783
         Inventory                                          (36,964)     (43,977)        --
         Accounts payable                                    19,335      223,724      140,754
         Payroll liabilities                                123,683         (188)      47,813
         Accrued expenses                                     5,139        1,931         --
         Notes payable                                         --          3,458          142
         Payable to related party                              --        191,897       37,952
         Deferred revenue                                      (462)      (2,668)     (10,182)
         Customer deposits                                     --           --        (53,760)
                                                          ---------    ---------    ---------
               Net cash used by operating activities       (127,307)       1,369     (190,458)
                                                          ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of equipment                                     --         (1,542)      (3,617)
     Purchase of software                                      --           (142)        --
                                                          ---------    ---------    ---------
         Net cash used by investing activities                 --         (1,684)      (3,617)
                                                          ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Payment of loan                                         (1,990)        --           --
     Checks written in excess of bank funds                   8,600       (8,478)       4,805
     Proceeds from sales of common stock                    232,791      259,550       17,000
     Shares cancelled                                        (8,308)        --           --
     Proceeds from stock subscriptions                         --           --          7,759
     Proceeds from related party loans                         --           --        198,524
     Payments on related party loans                         (3,522)     (63,345)     (34,983)
                                                          ---------    ---------    ---------
         Net cash provided by financing activities          227,571      187,727      193,105
                                                          ---------    ---------    ---------

     Net decrease in cash and cash equivalents              100,264      187,412         (970)

     Foreign currency translation gain (loss)               (83,456)    (176,304)       1,099

     Cash and cash equivalents beginning of period           11,745          637          508
                                                          ---------    ---------    ---------

     Cash and cash equivalents at end of period           $  28,553    $  11,745    $     637
                                                          =========    =========    =========


SUPPLEMENTAL CASH FLOW DISCLOSURES:
     Income taxes paid                                    $    --      $    --      $    --
                                                          =========    =========    =========
     Interest paid                                        $    --      $    --      $    --
                                                          =========    =========    =========


   The accompanying notes are an integral part of these financial statements.

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Oxford Investments Holdings Inc. (formerly, International E Gaming Developers Ltd.)(hereinafter "the Company") was originally incorporated October 13, 2000 under the laws of the Province of Ontario, Canada. On May 17, 2001, the Company changed its name to Oxford Software Developers Inc. and changed its name to Oxford Investment Holdings Inc. on December 18, 2003. The Company's fiscal year-end is December 31.

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

In May 2003, the Company incorporated two wholly owned subsidiaries, Ontario Private Water Labelling Limited and Celebrity Tan Inc., under the laws of Canada to engage in the production and sale of bottled water and to market UV-free tanning products and booths, respectively.


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

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
-------------------------
For purposes of its statement of cash flows, the Company considers all bank accounts, certificates of deposit, money market accounts and short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------



Advertising and Marketing Expenses
----------------------------------
Advertising and marketing fees are charged to operations in the year incurred. Advertising and marketing expenses were $43,958, $49,614, and $16,642 for years ended December 31, 2004, 2003, and 2002, respectively.

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

As shown in the accompanying financial statements, the Company incurred a net loss of $139,368 in the year ended December 31, 2004 and has recurring losses from operations. The Company is currently putting licenses and technology in place that will, if successful, mitigate these factors that raise substantial doubt about the Company's ability to continue as a going concern. For the twelve-month period subsequent to December 31, 2004, the Company anticipates that its minimum cash requirements to continue as a going concern will be less than $350,000. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

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

Provision for Doubtful Accounts and Bad Debt Expense
----------------------------------------------------
Provision for losses on trade accounts receivable is made in amounts required to maintain an adequate allowance to cover anticipated bad debts. Accounts receivable are charged against the allowance when it is determined by the Company that payment will not be received. Receivables are shown net of an allowance for bad debts of as of December 31, 2004 and 2003, respectively.

During the year ended December 31, 2002, the Company determined that an impairment of accounts receivable had occurred and therefore recognized a bad debt expense of $40,033 in the accompanying financial statements. The Company determined that there has been no further impairment of receivables at December 31, 2004 and 2003.


OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------



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

At December 31, 2004,  2003,  and 2002, the Company had net deferred tax assets, calculated at an expected rate of 44%, of approximately $850,000,. $780,000, and
$640,000,   respectively,   principally   arising   from  net   operating   loss
carryforwards  for income tax  purposes.  As  management  of the Company  cannot determine  that it is more  likely than not that the  Company  will  realize the benefit of the net deferred tax asset,  a valuation  allowance  equal to the net deferred  tax asset was  recorded at December  31,  2004,  2003,  and 2002.  The significant  components of the deferred tax asset at December 31, 2004, 2003 and
2002 were as follows:

                                         December31,    December31,    December31,
                                             2003           2003           2001
                                         -----------    -----------    -----------
Net operating loss carryforward          $ 1,930,000    $ 1,790,000    $ 1,460,000
                                         ===========    ===========    ===========

Deferred tax asset                       $   850,000    $   780,000    $   640,000
Deferred tax asset valuation allowance   $  (850,000)   $  (780,000)   $  (640,000)

At December 31, 2004, the Company has net operating loss carryforwards of approximately $1,930,000. The Company recognized approximately $1,458,000 of losses from issuance of restricted common stock and stock options for services in prior fiscal years, which are not deductible for tax purposes and are not included in the above calculation of net operating loss or deferred tax assets. The change in the allowance account from December 31, 2002 to December 31, 2003 was $1,400,000 and the change in the allowance account from December 31, 2003 to December 31, 2004 was $70,000.

Impaired Asset Policy
---------------------
In complying with the Financial Accounting Standards Board Statement titled "Accounting for Impairment of Long-lived Assets," the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. During the year ended December 31, 2002, the Company determined its software, which had a book value of $409,886, was fully impaired. There were no additional impairments during 2004 or 2003.

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------



Inventories
-----------
Inventories are stated at the lower of cost or market on a first-in, first-out basis.

Compensated Absences
--------------------
Employees of the Company are entitled to paid vacation. The vacation pay is equal to 4% of an employee's gross payroll. The Company has accrued $1,327 in vacation pay at December 31, 2004 and $1,327 at December 31, 2003.

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

During the year ended December 31, 2004, the majority of the casinos involved in previous Company contracts were no longer operating or had been taken over by the Company. These entities have no balance owing to the Company.

Functional Currency/Reporting Currency
--------------------------------------
Although the parent company's functional currency is the Canadian dollar, the Company's active operating subsidiary conducts business in United States dollars. Therefore, the Company's reporting currency is the United States dollar.

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------



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

Accounting Pronouncements
-------------------------
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 152, which amends FASB statement No. 66, "Accounting for Sales of Real Estate," to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions." This statement also amends FASB Statement No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In December 2004, the Financial Accounting Standards Board issued a revision to Statement of Financial Accounting Standards No. 123R, "Accounting for Stock Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------

transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No.
123. This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has not yet determined the impact to its financial statements from the adoption of this statement.

In November  2004,  the  Financial  Accounting  Standards  Board  (FASB)  issued
Statement of Financial Accounting Standards No. 151, "Inventory Costs-- an amendment of ARB No. 43, Chapter 4". This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this statement will have any immediate material impact on the Company.

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

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------


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

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------


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

At  December  31,  2004,  2003 and 2002,  the  Company  has not  engaged  in any
transactions  that  would  be  considered  derivative   instruments  or  hedging
activities.

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

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------


Reclassifications
-----------------
Certain amounts from prior periods have been reclassified to conform to the current period presentation. This reclassification has resulted in no changes to the Company's accumulated deficit or net losses presented.

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

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 4 - OFFICE EQUIPMENT

Office equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from three to five years.

The  following  is  a  summary  of  property  and   equipment  and   accumulated
depreciation at December 31, 2004:

                                                 2004        2003        2003
                                               --------    --------    --------

Office Equipment                               $ 24,363    $ 24,216    $ 18,465
Hardware                                          1,658        --          --
Software                                          1,398       1,301         952
                                               --------    --------    --------
    Total Property and Equipment                 26,160      25,517      20,417
                                               --------    --------    --------
Accumulated Depreciation                       $(20,631)   $(15,724)   $(10,692)

Depreciation and amortization expense for the years ended December 31, 2004, 2003, and 2002 was $4,907, $5,032, and $5,945 respectively.


NOTE 5 - INTANGIBLE ASSETS

During the year ended December 31, 2002 the Company reached an agreement with World Gaming to discontinue their relationship and seek other avenues for processing the casino revenues and payments. As a result, outstanding amounts owing to or from World Gaming were written off with a residual $12,688 to be paid to World Gaming in monthly installments. The amount owing to World Gaming is including in accounts payable in the financial statements. The net amount owing to World Gaming that was written off as a forgiveness of debt is $28,995 and is included in other income and expenses in the financial statements at December 31, 2002.

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

Software License
----------------
During the year ended December 31, 2002, the Company and Suchow Holdings, Ltd. came to an agreement. Starnet Systems International, Inc. reserves 10% of the total winning payout on all games as a rolling reserve for a total of six months. This rolling reserve is used for charge backs when necessary. At December 31, 2002, the rolling reserve amounted to $29,416 and is included in the accounts receivable as an amount receivable from Starnet. Additionally, it is included in the accounts payable as an amount due to affiliates.

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------


During 2003, this agreement was terminated and no rolling reserve or related receivables or payables are recorded.

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


NOTE 6 - NOTES AND LOANS PAYABLE

On December 11, 2000, the Company signed a promissory note in the amount of $25,000 (CDN) in connection with a letter of intent. See Note 11. The note is non-interest bearing, uncollateralized and is due on demand. As of December 31, 2003 and 2002 this loan was recorded at $19,318 and $15,860, respectively. During the year ended December 31, 2004 the Company terminated the letter of intent and after paying $1,990, wrote off the remaining balance as forgiveness of debt and is included in the "Other Income and Expense" section of the financial statements. See Note 11.

For information on the related party debt, see Note 7.


NOTE 7 - RELATED PARTY TRANSACTIONS

On December 31, 2004, 2003, and 2002, the Company owed officers, directors and stockholders $540,925, $544,447, and $415,027 respectively, for cash advances, consulting fees and expenses paid on behalf of the Company. These related party loans are uncollateralized, non-interest bearing and due on demand.

Approximately 33% of the Company's casino customers are represented by one entity, which is owned and operated by a stockholder of the Company. See Note 8. This related party currently has no accounts receivables included in these financial statements but had $497,000 of the contracts in place in 2001. In 2002, the majority of the casino websites were closed down or taken over by the Company. See Note 2.

On December 31, 2002, a stockholder owed the Company $867. This loan is non-interest bearing, uncollateralized and due on demand. During 2003, the amount was repaid.

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 8 - CONCENTRATIONS

Bank Accounts
-------------
The Company maintains five cash accounts at a Canadian bank. The Canadian dollar accounts are insured up to a maximum of $60,000, and the United States dollar accounts are not insured. At December 31, 2004, 2003, and 2002, approximately $0, $400, and $600 was exposed to risk, respectively.

Customers
---------
Approximately 33% of the Company's sublicense agreements are represented by one entity, which, in turn, resold the agreements to unrelated third parties. This entity is owned and operated by a stockholder of the Company. See Note 7.

Licenses
--------
The Company's license to gaming software is issued by World Gaming pursuant to a gaming license issued by Antigua during 2001 and Curacao beginning in November 2001. World Gaming is one of the few primary developers and operators of casino and other gaming software in the world. During the years ended December 31, 2004, 2003, and 2002, 100% of the Company's revenue from Internet gaming software was attributable to the World Gaming relationship. As part of the licensing agreement with World Gaming, the Company has the right to sublicense its software. Because World Gaming is the Company's sole licensor, the loss of the World Gaming relationship could have a material adverse effect on the Company's revenues, operating results and financial condition. Although the Company expects to diversify risks associated with dependence on World Gaming by entering into arrangements with additional licensors or developing and licensing its own software to various licensees, there can be no assurance that such diversification will be successful or that the Company will be able to reduce its dependence on one or a small group of licensors.


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

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------


During the year ended December 31, 2003, the Company sold for cash 796,500 shares of common stock. This stock was sold for $1.00 Canadian (approximate $0.77 U.S.) less commissions of $355,905.

During the year ended December 31, 2004, the Company sold for cash 942,750 shares of common stock. This stock was sold for approximately $0.56 per share or a total of $546,451 CDN (approximately $0.47 per share or $453,718 U.S.), less commissions of $220,928.

Also during the year ended December 31, 2004, the Company cancelled 10,000 shares of common stock that it sold for $10,000 CDN (approx $8,303 U.S.) in 2003.


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

In April 2004, settlement for $2,500 CDN (approximately $1,990 U.S.) was made and the balance was written off. See Note 6.


NOTE 12 - COMMITMENTS AND CONTINGENCIES

Potential Lawsuit
-----------------
During the year ended December 31, 2002 the Company took over the operations of one of its customer's casinos due to failure to pay fee owing. The casino customer in question has begun proceedings regarding breach of agreement against the Company. At December 31, 2004 there was no financial impact and no potential financial impact could be determined.

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------


Celebrity Tan, Inc. Legal Proceedings
-------------------------------------
In November 2004, 3084735 Nova Scotia Limited, filed an action against Celebrity Tan, Inc. and two other defendants alleging breach of implied warranty, breach of contract, misrepresentation, and sale of a defective product in connection with the sale of a tanning mist booth. The booth was manufactured by one of the other defendants a company, and sold by the other, an individual. The other defendants are not related to the Company or any of its subsidiaries. Celebrity Tan has filed a defense response, as well as a cross complaint against one of the defendants. The Company is going to vigorously defend itself and management believes that any judgment would be immaterial; therefore no liability has been recorded by the Company at December 31, 2004.

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

Foreign Operations
------------------
The accompanying balance sheets for December 31, 2004, 2003, and 2002 include approximately $287,000, $157,000, and $57,000, respectively, relating to the Company's assets in Canada and Antigua. Although these countries are considered politically and economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company's operations.

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

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------


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

The Company rented commercial space in Toronto, Ontario during 2003 with a month-to-month agreement for rent for $3,500 Canadian (approximately $2,200 U.S.), plus expenses such as parking. Rent expense for the year ended December 31, 2004 was $34,898.

The Company's wholly owned subsidiary, Celebrity Tan Inc. leased corporate office space located in Toronto, Ontario on December 1, 2003 for a period of 36 months. Lease payments are currently $1,349 Canadian (approximately $960 U.S.) per month. Total payments for the year ended December 31, 2004 were $14,583 CDN (approximately $11,231 U.S.).

Future annual minimum lease payments for the terms of the lease agreements as of December 31, 2004 are as follows for the years ending December 31:

                     Year       Annual Amount
                  ----------    -------------
                     2005       $      11,520
                     2006       $      10,560

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------


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

Prior to 2003, the Company was not required to use segment reporting.

Segment information (after intercompany eliminations) for the year ended December 31, 2004 is as follows:

                                                   December 31,    December 31,
                                                       2004            2003
                                                   ------------    ------------
Revenues:
   Oxford Software Developers, Inc.                $    391,176    $    380,623
   Ontario Private Water Labelling Limited                2,508            --
   Celebrity Tan Inc.                                   301,565          58,534
                                                   ------------    ------------
             Total Revenues                        $    695,249    $    439,157
                                                   ============    ============

Operating income (loss):
   Oxford Software Developers, Inc.                $   (117,178)   $   (169,120)
   Ontario Private Water Labelling Limited               (2,149)
                                                                            128
   Celebrity Tan Inc.                                   (26,821)        (34,858)
                                                   ------------    ------------
              Net Loss                             $   (196,858)   $   (206,127)
                                                   ============    ============

OXFORD INVESTMENTS HOLDINGS INC.
(FORMERLY OXFORD SOFTWARE DEVELOPERS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004
--------------------------------------------------------------------------------


Identifiable Assets::
   Oxford Software Developers, Inc.                $    101,766    $    100,601
   Ontario Private Water Labelling Limited                9,008             114
   Celebrity Tan Inc.                                   176,980          56,595
                                                   ------------    ------------
             Total Identifiable Assets             $    171,346    $    171,346
                                                   ============    ============

Depreciation and Amortization
   Oxford Software Developers, Inc.                $     (3,465)   $     (2,504)
   Ontario Private Water Labelling Limited                 --              --
   Celebrity Tan Inc.                                      --              --
                                                   ------------    ------------
              Total Depreciation and Amortization  $     (3,465)   $     (2,504)
                                                   ============    ============



All of the Company's assets are held in Canada at December 31, 2004.

Oxford's reportable segments are strategic business units that offer different products or services. They are managed separately because each business requires different technology and marketing strategies.


NOTE 15 - SUBSEQUENT EVENT
In June 2005, the Company and its president entered into a settlement agreement with the Alberta Securities Commission. The Company and Mr. Donaghy acknowledged that they breached sections of the Securities Act, R.S.A. 2000 in connection with the distribution of the securities of the Company by an independent consultant hired by the Company to sell its securities. The Company and Mr. Donaghy relied on the accredited investor exemption of the Act to distribute the shares of the Company and also relied upon the expertise and experience of the sales consultant with which the Company had contracted. As part of the settlement, the Company agreed to pay the Commission Forty Two Thousand dollars ($42,000) and Mr. Donaghy agreed that all the exemptions contained in the Alberta Securities Act will not apply to him for two (2) years from the date of the agreement, except that he may trade in securities for his personal account through an agent that is a registered dealer.