Form 20-F
period 2005-12-31
OXFORD INVESTMENT HOLDINGS INC
filed 2006-06-30
CIK 1145703

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 20-F


[_] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended: December 31, 2005

[_] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period from _______ to ________

[_] Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report . .
     . . . . . . . . . . . . . . . . .

Commission file number:
                       -------------


                        OXFORD INVESTMENTS HOLDINGS INC.
             (Exact name of registrant as specified in its charter)

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
            ----

The number of outstanding shares of the issuer's common Stock as of December 31, 2005: 21,874,350

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

                                 Yes [_] No [X]
                                 ---     --

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 Yes [_] No [X]
                                 ---     --

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

  Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [_]
                                 ---     --

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [_] Item 18 [X]
                            --------     -------

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes [_] No [X]
                                 ---     --

                                TABLE OF CONTENTS
                                                                            Page

FORWARD - LOOKING STATEMENTS                                                   5

                                     PART I

Item 1.     Identity of Directors, Senior Management and Advisers              *
Item 2.     Offer Statistics and Expected Timetable                            *
Item 3.     Key Information                                                    5
               Selected Financial Data                                         5
               Capitalization and Indebtedness                                 7
               Reason for the Offer and Use of Proceeds                        7
               Risk Factors                                                    7
Item 4.     Information on the Company                                        12
               History and Development of the Company                         12
               Business Overview                                              12
               Organizational Structure                                       19
               Property, Plants and Equipment                                 20
Item 4A     Unresolved Staff Comments                                         20
Item 5.     Operating and Financial Review and Prospects                      20
               Operating Results                                              22
               Liquidity and Capital Resources                                24
               Research and Development                                       25
               Trend Information                                              25
               Off-balance sheet arrangements                                  *
               Tabular disclosure of contractual obligations                   *
               Safe harbor                                                    26
Item 6.     Directors, Senior Management and Employees                        27
               Directors and Senior Management                                27
               Compensation of Directors and Officers                         27
               Board Policies                                                 28
               Employees                                                      28
               Share Ownership                                                28
Item 7.     Major Shareholders and Related Party Transactions                 28
               Major Shareholders                                             28
               Related Party Transactions                                     28
Item 8.     Financial Information                                             29
               Consolidated Statements and Other Financial Information        29
               Significant Changes                                            29
Item 9.     The Offer and Listing                                             30
Item 10.    Additional Information                                            31
               Share Capital                                                   *
               Memorandum and articles of incorporation                       30
               Material Contracts                                             31
               Exchange Controls                                              31
               Taxation                                                       31
               Dividends and paying agents                                     *
               Statements by experts                                           *
               Documents on display                                           37
               Subsidiary Information                                          *
Item 11.    Quantitative and Qualitative Disclosures About Market Risk         *
Item 12.    Description of Securities Other Than Equity Securities             *

                               PART II

Item 13.    Defaults, Dividends Arrearages and Delinquencies                   *
Item 14.    Material Modifications to the Rights of Security Holders
               and Use of Proceeds                                             *
Item 15.    Controls and Procedures                                           37
Item 16A.   Audit Committee Financial Expert                                  38
Item 16B.   Code of Ethics                                                    38
Item 16C.      Principal Accountant Fees and Services                         38
Item 16D.   Exemptions from the Listing Standards for Audit Committees         *
Item 16E.      Purchases of Equity Securities by the Issuer and
               Affiliated Purchases                                            *

Item 17.    Financial Statements                                              39
Item 18.    Financial Statements                                              39
Item 19.    Exhibits                                                          40
SIGNATURES                                                                    41
CERTIFICATIONS                                                                42
* Omitted pursuant to General Instruction E(b) of Form 20-F.

                           FORWARD LOOKING STATEMENTS

     Oxford Investments Holdings Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "expect", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect" and similar expressions identify forward-looking statements. Please note in this annual report, "we", "us", "our", "the Company", all refer to Oxford Investments Holdings Inc. and its subsidiaries.

     The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

     In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, changes in the Company's operating expenses, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.


                                     PART I


Item 1.   Identity of Directors, Senior Management and Advisers

     Not Applicable.


Item 2.   Offer Statistics and Expected Timetable

     Not Applicable.

Item 3.   Key Information

     A.   Selected Financial Data

     The following selected financial data for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 is derived from our audited consolidated financial statements. The selected financial data, as well as the consolidated financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States. The Registrant presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected consolidated financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report.


                                             Year Ended       Year Ended       Year Ended       Year Ended       Year Ended

                                            Dec. 31, 2001    Dec. 31, 2002    Dec. 31, 2003    Dec. 31, 2004    Dec. 31, 2005
                                            ---------------------------------------------------------------------------------
Statement of Operations Data:
-----------------------------
      Total revenues                        $     401,793    $     298,550    $     439,157    $     692,069    $     163,889
      Net Income/(Net Loss)                    (2,117,900)        (748,796)        (331,127)        (139,368)        (471,308)
      Basic and diluted
       net loss per share -                         (0.12)           (0.04)           (0.02)           (0.01)           (0.02)
     Weighted average number of
      Shares used in computing basic and
      Diluted net loss per share-              17,152,915       19,756,999       20,018,107       20,958,721       21,765,254
Balance Sheet Data:
-------------------
     Cash and cash equivalents              $         508    $         637    $      11,745    $      28,553    $        0.00
     Total current assets                         107,879           48,246          147,516          286,095           58,290
     Total assets                                 523,488           57,121          157,309          292,883           62,727
     Total current liabilities                    525,774          780,366        1,126,698        1,260,151        1,544,956
     Total liabilities                            525,774          780,366        1,126,698        1,260,151        1,544,956
     Total accumulated deficit                 (2,218,796)      (2,967,592)      (3,298,719)      (3,438,087)      (3,909,395)
     Total stockholders' equity (deficit)          (2,286)        (723,245)        (969,389)        (967,268)      (1,482,229)


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

   Year ended December 31,
   ---------------------------------------------

                              2005       2004      2003       2002       2001
   --------------------
   End of Period
                              .86        .83       .77        .63        .63
   --------------------
   Average for Period
                              .83        .81       .71        .63        .65
   --------------------
   High for Period
                              .86        .85       .78        .65        .67
   --------------------
   Low for Period
                              .80        .72       .64        .63        .63
   --------------------

     The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2005 and 2006. The exchange rates used are the closing rates as provided by the Bank of Canada.

-------------------------------------------------
Month                       High        Low
-------------------------------------------------
December 2005               .86         .86
-------------------------------------------------
January 2006                .87         .86
-------------------------------------------------
February 2006               .87         .87
-------------------------------------------------
March 2006                  .87         .86
-------------------------------------------------
April 2006                  .88         .87
-------------------------------------------------
May 2006                    .90         .90
-------------------------------------------------

     The exchange rate on December 31, 2005 for the conversion of United States dollars into Canadian dollars was $1.16 (CDN$1.00 = US$0.86). As of May 31, 2006 the close rate of exchange for the conversion of United States dollars into Canadian dollars was $1.10 (CDN$1.00 = US$0.90). The exchange rates used are the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York.


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

We have a History of Operating Losses and a Significant Accumulated Deficit, and we May Not Maintain Revenue or Achieve Profitability in the Future.

     We have not been profitable since our inception in October 2000. We expect to continue to incur additional losses for the next fiscal year as a result of a high level of operating expenses, significant up-front expenditures, pursuing new initiatives for the Company and our marketing activities. While we have some revenues, we may never realize significant revenues from our core business or be profitable. Factors that will influence the timing and amount of our growth and profitability include:

     .the success of implementing our business plan;

     .obtaining the necessary funding to grow our business; and

     .our ability to expand, diversify and grow our business.

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


..


                    RISK FACTORS RELATED TO OWNING OUR STOCK

Control By Existing Shareholders; Anti-Takeover Effects

     As of December 31, 2005, Michael Donaghy, our sole director, indirectly through his spouse, beneficially owned approximately 8,300,000 shares or 37.94% of our outstanding common shares. As a result, Mr. Donaghy can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs. The voting power of Mr. Donaghy under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

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


Item 4.   Information on the Company

A. History and Development of the Company

     The Company was incorporated under the laws of Ontario, Canada on October 13, 2000 as a holding company under the name International E Gaming Developers Ltd. On May 17, 2001 the Company changed its name to Oxford Software Developers Inc. and on December 16, 2003 it changed its name from Oxford Software Developers Inc. to Oxford Investments Holdings Inc. The Company operates its business through four wholly-owned subsidiaries International E Gaming Developers, Inc. incorporated under the laws of Antigua and Barbuda, British West Indies on November 3, 2000; Celebrity Tan, Inc. incorporated under the laws of Ontario, Canada on May 28, 2003; Ontario Private Water Labeling Ltd. incorporated under the laws of Ontario, Canada on May 28, 2003; and WebStar Internet Solutions incorporated under the laws of Ontario, Canada on March 9, 2006. In this Annual Report, unless the context indicates otherwise, the term "Company" refers to Oxford Investments Holdings Inc.

B. Business Overview

     We were incorporated with the objective of capitalizing on the growth of Internet gaming and entertainment - e-gaming. However, as a result of persistent uncertainty in Internet gaming laws in various jurisdictions worldwide, particularly in the United States, we felt that it was beneficial for us to closely review our strategic planning as we move forward. As a result, we did not renew our e-gaming license and in May 2003, we initiated two business ventures to further diversify the Company's interests in the lifestyles consumables market. The first initiative is the distribution of a private line of UV-free tanning products and booths and the second initiative is the distribution of private labeled bottled spring water. The Company intends to grow these segments of its business but is continuing to aggressively seek and develop new business venture opportunities. The Company will maintain sales and distribution control of its product lines once they are established in their respective markets. On April 5, 2006, the Company acquired all of the assets WebStar Internet Solutions, a company that delivers revolutionary online payment solutions for companies that wish to accept payments through the Internet for entertainment, products and services. The Company expects to brand its own line of WebStar payment cards and also license the technology to other companies.

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

Celebrity Tan, Inc.
-------------------

     Celebrity Tan, our wholly-owned subsidiary, entered the UV-free tanning market in 2003, marketing a line of instant mist tanning booths and supplies. The Company has developed a national network of sales agents to promote Celebrity Tan booths to salons, health spas, fitness centers, and hotels across Canada and in other countries, including Europe and the United States. In addition to booth sales to salon owners internationally, the first year of operation saw the set up of the Company's Ontario showroom and training facility and other showrooms introduced during 2004.

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

WebStar Internet Solutions Inc.
-------------------------------

WebStar Internet Solutions Inc. ("WebStar"), our wholly-owned subsidiary, delivers revolutionary online payment solutions for companies that wish to accept payments through the Internet for entertainment, products and services. The payment solution is unique in its provision of a secure "pay- in", "pay-out" system integrated directly to online businesses, utilizing debit and credit card platforms. The WebStar system provides an international solution because its potential to provide a multicurrency system utilizing tier one banks. It virtually eliminates decline transactions and charge-backs which have limited the ease of online payments to date, particularly in the very popular gaming industry.

The Product and Market
----------------------

Webstar will be operating its payment platform under the Trademark name "FocusKard." FocusKard is a complete payment solution utilizing international banking agreements and with our proprietary e-wallet. Our product will allow persons to have an international prepaid loadable credit card. This card can be accepted at any web based business approved by FocusKard as well as any land-based merchant accepting the VISA brand.

Product and Company Advantages
------------------------------

The advantages of our product include the ability for merchants to guarantee no charge-backs on high risk transactions as well as to make payouts to their customers for incentive and loyalty purposes etc. Advantages for end- user customers include guaranteed payment acceptance by all approved merchants. Other advantages include the ability for a customer to have a credit card without having a bank account or credit history.

Business Strategy

FocusKard will initially be introduced and implemented in the marketplace through numerous vendors within the online gaming industry and other web-based industries such as online pharmacies. Our non-gaming applications will initially focus on international payroll and repatriation of monies.

C. Organizational Structure


                         OXFORD INVESTMENTS HOLDINGS INC
                               --------------------
                                        |
                                        |
         ------------------------------------------------------------
         |                   |                 |                    |
         |                   |                 |                    |
----------------------   --------------   --------------     --------------
INTERNATIONAL EGAMING     CELEBRITY TAN,  ONTARIO PRIVATE    WEBSTAR INTERNET
DEVELOPERS, INC. (100%)   INC. (100%)     WATER LABELLING,   SOLUTIONS INC.
                                          LTD. 100%)         (100%)
----------------------   --------------   --------------     --------------



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

Item 4A.  Unresolved Staff Comments

     Not Applicable.


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

Sources of Revenue

     Our product revenue consists of UV free Tanning Booths and related supplies, bottled water and bottled water private labeling, software sub-license fees and web site customization fees. Our services revenue includes amounts derived from hosting fees, royalties and revenue sharing arrangements on e-commerce transactions.

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

     A. Operating Results

     The following is management's discussion and analysis of the our financial condition and results of its operations for the fiscal years ended December 31, 2003, 2004 and 2005. Because we are an emerging company and we have recently diversified our business operations, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Fiscal Year Ended December  31, 2005
------------------------------------

     Revenues
     --------

     For the fiscal year ended December 31, 2005, we reported a net loss of $471,308 or $0.02 per share. Revenues amounted to $163,889 of which $56,248 was from the sale of UV-Free Tanning Booths and related supplies, $0.00 was from the sale of spring water and $107,641 was from royalties from e-gaming activities.

     Our revenue decreased by 76% over the comparable period from the prior year. The decrease in revenue was due to a dramatic slow-down in the UV-Free tanning business and therefore a decrease of sales in UV-free tanning booths and related products. The decrease also was a result of slower than expected royalties on e-gaming activities. Sales from tanning booths and related products accounted for 34% of our revenue, a decrease of 8% from the prior year and e-gaming royalties accounted for 66% of revenue, an increase of 11% over the prior year.

     Cost of Revenues
     ----------------

     Cost of revenues amounted to $141,423 from $350,251 an decrease of $208,828 or 60% from the comparable period from the prior year and consisted principally of costs associated with the manufacturing and distribution of our UV-free tanning booths and material ($74,138), casino operations ($26,644), bottled spring water ($0.00) and gaming license expenses ($40,641).

     Selling, General and Administrative Expense
     -------------------------------------------

     Selling, general and administrative expense ("SG&A") amounted to $473,495 from $482,211, a decrease of $8716 or 0.02% and consisted principally of payroll ($45,713), advertising and marketing ($8,146), professional fees (comprised of accounting, audit and legal) ($58,227), consulting fees ($171,147), bad debts ($82,600), rent ($50,968) other administrative and communication expenses ($56,694).

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

     Financial Condition, Liquidity and Capital Resources
     ----------------------------------------------------

     At December 31, 2005, the Company had total current assets of $58,290 consisting of cash and cash equivalents of $0.00, inventory of $17,154, receivables of $32,587 and prepaid expenses of $8549.

     Operations used $45,054 for the fiscal year ended December 31, 2005. Funds used in operations primarily relate to the Company's manufacturing of UV-Free Tanning Booths and expansion into new markets.

     Investing activities used $0 for the fiscal year ended December 31, 2005.

     Financing activities provided $54,488 for the fiscal year ended December 31, 2005. Funds provided by financing activities were from the sale of 365,000 shares of common stock and from the advancement of a bank loan. The Company used $9,416 to repay loans made to the Company from related parties.

     We had no long-term debt at December 31, 2005.

Fiscal Year Ended December  31, 2004
------------------------------------

     Revenues
     --------

     For the fiscal year ended December 31, 2004, we reported a net loss of $139,368 or $0.01 per share. Revenues amounted to $692,069 of which $293,628 was from the sale of UV-Free Tanning Booths and related supplies, $2,508 was from the sale of spring water and $395,933 was from royalties from e-gaming activities.

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

     Selling, General and Administrative Expense
     -------------------------------------------

     Selling, general and administrative expense ("SG&A") amounted to $482,211 from $428,687, an increase of $53,524 or 12.5% and consisted principally of payroll ($33,757), advertising and marketing ($43,958), professional fees (comprised of accounting, audit and legal) ($93,660), consulting fees ($194,769), rent ($46,128) other administrative and communication expenses ($81,621).

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

     Operations provided $1,369 for the fiscal year ended December 31, 2003. Funds used in operations primarily relate to the Company's expansion into new market.

     Investing activities used $1,684 for the fiscal year ended December 31, 2003. Funds used in investing activities consisted of purchases of equipment and software.

     Financing activities provided $187,727 for the fiscal year ended December 31, 2003. Funds provided by financing activities were from the sale of 796,500 shares of common stock. The Company used $63,345 to repay loans made to the Company from related parties.

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

     For the year ended December 31, 2006, the Company believes that it will need approximately CAD$360,000 of cash to cover administrative costs and approximately CAD$60,000 for payment of lease properties. The Company anticipates that it will pay for its 2006 administrative and operational costs from existing working capital, from current revenue streams and from private placements through investors. The Company believes it can raise sufficient working capital to complete its anticipated expenditures during the remaining portion of 2006, however, no assurances can be given that the Company will be able to raise cash from additional financing efforts. If the Company is unable to obtain sufficient funds from future financing, or from current revenues, the Company may not be able to become profitable.


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

     In the fiscal years2005, 2004, 2003, 2002 and 2001, the Company did not have any research, development or patent expenses.


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

     E. Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

     F. Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations of the type required to be disclosed in this section.

     G. Safe harbor (Forward Looking Information)

We are projecting positive cash flow.

     We are projecting positive cash flow for the fiscal year ending December 31, 2006, but anticipate increased expenses. It is expected that these expenses will be caused primarily by:

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


Item 6.   Directors, Senior Management and Employees

A. Directors and senior management. Set forth below are particulars respecting our sole director and officer as of December 31, 2005, and his business experience:

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

     B. Compensation. Mr. Donaghy received a salary of $6,800 during the fiscal period ended December 31, 2000, $78,500 for the fiscal year ended December 31, 2001, $125,000 for the fiscal years ended December 31, 2002, December 31, 2003,
December 31, 2004 and December 31, 2005,  as the  Company's  President and Chief
Executive Officer. No other compensation was paid to our executive officers.

     We do not presently pay any cash compensation to directors for serving on our board, but we do reimburse directors for out-of-pocket expenses for attending board meetings.

Executive Compensation

     The following table sets forth the a summary of compensation earned during the Company's last three fiscal years by the Company's directors and members of its administrative, supervisory or management bodies and its subsidiaries for services in all capacities to the company and its subsidiaries.


                               SUMMARY COMPENSATION TABLE

                                                                          Long Term Compensation

                                Annual Compensation                 Awards                      Payouts

                                                              Restricted   Securities   LTIP       All Other
Name and               Fiscal    Cash          Other Annual   Stock        Underlying   Payouts    Compensation
Principal position     Year      compensation  Compensation   Award(s)     Options (#)
                                 (US$)         (US$)
Michael Donaghy        2005      $125,000           -            -             -          -            -
Director and
President & Chief      2004      $125,000           -            -             -          -            -
Executive Officer
                       2003      $125,000           -            -             -          -            -


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

     D. Employees. As of December 31, 2005, we had a total of five (5) employees (four (4) full-time and one (1) part-time) in Toronto, Ontario. None of our employees are covered by any collective bargaining agreement. We believe that relations with our employees are good.

     E. Share Ownership. The following table sets forth information relating to the beneficial ownership of our common stock as of the date of this annual report by those persons who beneficially own more than 5% of our common stock and by all of our directors and executive officers as a group, as of June 25, 2006. As of December 31, 2005 there were 21,874,350 shares of common stock outstanding.


Name and Address of     Position with the         Number of Shares
Beneficial Owner (1)    Company                   Owned              Percent
--------------------    -------                   -----              -------
Michael Donaghy (2)     Chief Executive Officer    8,300,000         37.94%






CEDE & Co.              N/A                       13,288,762         60.75%
P.O. Box 222
Bowling Green Station
New York, NY 10274




All Officers and                                   8,300,000         37.94%
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

     B. Related party transactions.

     As of June 15, 2006, the Company owed officers, directors and stockholders $387,637, $540,923 and $544,447, respectively, for cash advances, consulting fees and expenses paid on behalf of the Company. These related party loans are uncollateralized, non-interest bearing and due on demand. The loan payable to the director in the amount of $162,702 bears interest at a rate of five percent (5%) per annum.

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

     B. Significant Changes. In May 2003, the Company entered into two initiatives to further diversify it's interests in the lifestyles consumables market. The first is the distribution of a private line of UV-free tanning booths and related products and the second is the distribution of private labeled bottled spring water. In April 2006, the Company acquired all of the assets WebStar Internet Solutions, a company that delivers revolutionary online payment solutions for companies that wish to accept payments through the Internet for entertainment, products and services.


Legal Proceedings
-----------------

     The Company is not a party to any pending or ongoing material legal proceeding nor is the company aware of any threatened or anticipated material legal proceeding against it except as follows:

     In November 2004, 3084735 Nova Scotia Limited, a corporation organized under the laws of Nova Scotia, Canada filed an action against Mega Sun Inc., Celebrity Tan Inc. and Ray Zinck alleging breach of implied warranty, breach of contract, misrepresentation and sale of a defective product in connection with the sale of a tanning mist booth. The booth was manufactured by Mega Sun Inc., an entity unaffiliated with the Company or Celebrity Tan Inc., and sold to Nova Scotia Limited by Celebrity Tan Inc. through Ray Zinck, an independent salesperson. The action seeks damages in the amount of the purchase price of approximately US$30,000.00, plus interest and costs. Celebrity Tan filed a timely defense in response to the claim denying all allegations in the complaint and also filed a cross complaint against Mega Sun Inc. The action is currently in the pretrial stage and has been inactive for the past year. While Celebrity Tan will vigorously defend this matter, the outcome of the litigation is not certain at this time.

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

Item 9.   The Offer and Listing

Price History of Shares

     The Company's common shares are listed in the United States on the National Association of Securities Dealers OTC Bulletin Board, and began trading in May 2004 under the symbol OXIHF. Even though our stock is listed on the OTCBB, it is very thinly traded and as of December 31, 2005, no active established market within or outside the United States existed for our common stock.

     The high and low sale prices for the common shares of the Company on the OTC Bulletin Board for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

                               OTC Bulletin Board
                             (United States Dollars)

                                      High                        Low
2006 (through June 27, 2006)          $0.43                       $0.04
May                                   $0.13                       $0.13
April                                 $0.17                       $0.15
March                                 $0.08                       $0.08
February                              $0.10                       $0.04
January                               $0.06                       $0.06
First Quarter                         $0.10                       $0.04
2005                                  $0.15                       $0.01
December                              $0.08                       $0.06
Fourth Quarter                        $0.08                       $0.06
Third Quarter                         $0.08                       $0.01
Second Quarter                        $0.15                       $0.02
First Quarter                         $0.15                       $0.06
2004                                  $0.55                       $0.10
Fourth Quarter                        $0.25                       $0.10
Third Quarter                         $0.55                       $0.20
Second Quarter                        $0.55                       $0.10

     The closing price of the Company's common shares on the OTCBB on June 27, 2006 was $0.23.

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

     The Company entered into an employment agreement with Michael Donaghy dated July 1, 2001 to serve as our President and also as the general manager of our wholly-owned subsidiary International E Gaming Developers Inc. At the expiration, the Company and Mr. Donaghy signed an agreement to extend the terms of the employment agreement for an additional four (4) years until June 30th 2008. Mr. Donaghy is entitled to receive an annual salary of $125,000 plus customary vacation, medical, dental and life insurance benefits and reimbursement of certain business expenses. We may terminate the employment agreement for "cause" which includes, (i) failure by Mr. Donaghy to perform his duties in accordance with the employment agreement; (ii) Mr. Donaghy's conviction for a criminal offense involving fraud, misappropriation of monies, property or rights of the Company or an act of moral turpitude; (iii) Mr. Donaghy's willful malfeasance or willful gross misconduct; (iv) a breach of certain provisions of the employment agreement; and (v) for any reason permitted by law that would allow the Company to terminate the agreement without notice or for payment in lieu of notice.

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

     There are no limitations under the laws of Canada or in the controlling documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian." The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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

     Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company's common shares.

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

Currency Exchange Gains or Losses
---------------------------------

     U.S. holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a U.S. holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction). Similarly, a U.S. holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

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

     The Company believes that it was not a PFIC for its fiscal year ended December 31, 2005 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2006. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

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

I. Subsidiary Information

     There is no information relating to the Company's subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

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


Item 16C. Principal Accountant Fees and Services

     The Company paid the following fees to Williams and Webster, P.S. during the last two fiscal years:



                                  2004                 2005

Audit fees                     $16,691.00           $7,300.00
Other Fees                        -0-                  -0-
Total                          ==========           =========


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


Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not applicable.


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

Item 18.  Financial Statements

     The following auditors' reports and consolidated financial statements are included in this Form 20-F:

Oxford Investments Holdings Inc.                                     Sequential
Consolidated Financial Statements                                    Page Number
---------------------------------                                    -----------

Auditors' Report      .......................................................F-1
Consolidated Balance Sheet as at December 31, 2003, December 31, 2004
 and December 31, 2005 ......................................................F-3
Consolidated Statements of Operations for the years ended December 31,
 2003December 31, 2004 and December 31, 2005.................................F-4
Statement of Stockholders Equity for the year ended, December 31, 2003
 December 31, 2004 and December 31, 2005.....................................F-5
Consolidated Statements of Cash Flows for the year ended
 December 31, 2003, December 31, 2004 and December 31, 2005 .................F-6
Notes to Consolidated Financial Statements...................................F-7

   Item 19.               Exhibits

Exhibits and Exhibit Index. The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

                                  Exhibit Index

                                                                          Page
Exhibit No.   Description                                                 Number
-----------   -----------                                                 ------

   1.1        Articles of Incorporation........................................*
   1.2        Bylaws...........................................................*
   2.1        Specimen Stock Certificate.......................................*
   4.1        Agreement with Starnet Systems International Inc.,
                dated January 25, 2001.........................................*
   4.2        Specimen Affiliate Sub-License Agreement.........................*
   4.3        Asset Purchase Agreement with Suchow Holdings Ltd.
                dated April 26, 2001...........................................*
   4.4        Exhibits to Agreement with Starnet Systems International
                Inc., dated January 25, 2001...................................*
   4.5        Mutual Release with CCPC Biotech Inc. dated March 1, 2001........*
   4.6        Sub-License Agreement between Starnet Systems N.V. and
                International E-Gaming Developers N.V. dated
                November 20, 2001..............................................*
   4.7        Employment Agreement between Oxford Software Developers
                Inc. and Michael Donaghy dated July 1, 2001....................*
   4.8        Employment Agreement between Oxford Investments Holdings
                Inc. and Victor DeLaet dated July 1, 2001......................*
   4.9        Agreement between Oxford Software Developers Inc. and West
                America Securities Corp. dated March 7, 2002...................*
   4.10       Asset Purchase Agreement with Christopher Webster
                dated April 5, 2006...........................................
   8.1        List of Subsidiaries.............................................*
  23.1        Consent of Danziger & Hochman., Chartered Accountants...........
  99.1        Certificate of Chief Executive Officer pursuant to Section
                906 of the Sarbanes-Oxley Act of 2002.........................44
  99.2        Certificate of Chief Financial Officer pursuant to Section
                906 of the Sarbanes-Oxley Act of 2002.........................45


     * Incorporated by reference from the Company's annual report on Form 20-F filed on June 28, 2002 or the Company's registration statement on Form 20-F filed on December 19, 2001.


     Financial Statement Schedules

          None.

                                   Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                OXFORD INVESTMENTS HOLDINGS INC.



 Date: June 29, 2006                         By: /S/Michael Donaghy
                                                --------------------------------
                                                Michael Donaghy, President/Chief
                                                Executive Officer

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

Date: June 29, 2006

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



By:     /S/ Michael Donaghy
       -----------------------
       Michael Donaghy
       Chief Financial Officer

Date:  June 29, 2006

                        OXFORD INVESTMENTS HOLDINGS INC.
                        Consolidated Financial Statements
                                December 31, 2005

                        OXFORD INVESTMENTS HOLDINGS INC.

                                      INDEX

                                December 31, 2005

                                                                            PAGE


2005 REPORT OF INDEPENDENT REGISTERED PUBLIC
   ACCOUNTING FIRM                                                           F-1

2004 REPORT OF INDEPENDENT REGISTERED PUBLIC
   ACCOUNTING FIRM                                                           F-2

CONSOLIDATED FINANCIAL STATEMENTS

      Consolidated Balance Sheets - Statement I                              F-3

      Consolidated Statements of Operations - Statement II                   F-4

      Consolidated Statements of Shareholders' Equity - Statement III        F-5

      Consolidated Statements of Cash Flows - Statement IV                   F-6


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                          F-7 - 23

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)

We have audited the accompanying consolidated balance sheets of OXFORD INVESTMENTS HOLDINGS INC. as at December 31, 2005 and the consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The Company's consolidated financial statements for the years ended December 31, 2004 and 2003 were audited by other auditors whose report dated September 29, 2005 expressed an unqualified opinion of those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As more fully discussed in note 2 to the consolidated financial statements, the company has incurred operating losses and must continue to fund negative working capital that raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also discussed in note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Toronto, Ontario
June 22, 2006                                              Chartered Accountants

Board of Directors
Oxford Investments Holdings Inc.
North York, Ontario
CANADA

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Oxford Investments Holdings Inc., formerly Oxford Software Developers Inc., (an Ontario corporation) as of December 31, 2004 and 2003, and the related statements of operations and other comprehensive income (loss), stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oxford Investments Holdings Inc., as of December 31, 2004 and 2003, and the related statements of operations and other comprehensive income (loss), stockholders' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
September 29, 2005


OXFORD INVESTMENTS HOLDINGS INC.                                                 Statement I
(Formerly Oxford Software Developers, Inc.)
Consolidated Balance Sheets
As at December 31, 2005
--------------------------------------------------------------------------------------------

                                                       2005           2004           2003
------------------------------------------------   -----------    -----------    -----------
ASSETS
    CURRENT
        Cash                                       $      --      $    28,553    $    11,745
        Accounts receivable (note 5)                    32,587        159,179          1,306
        Inventory                                       17,154         80,941         43,977
        Prepaid expenses and deposits                    8,549         17,422         90,488
------------------------------------------------   -----------    -----------    -----------

                                                        58,290        286,095        147,516
    Other
        Property and equipment (note 7)                  4,437          6,788          9,793
------------------------------------------------   -----------    -----------    -----------

                                                   $    62,727    $   292,883    $   157,309
------------------------------------------------   -----------    -----------    -----------


LIABILITIES
    CURRENT
        Bank indebtedness                          $    13,697    $      --      $      --
        Bank loan (note 8)                              37,167           --             --
        Accounts payable and accrued liabilities       943,753        719,228        562,933
        Loan payable (note 11)                         162,702           --             --
        Note payable (note 9)                             --             --           19,318
        Loans payable (note 10)                        387,637        540,923        544,447
------------------------------------------------   -----------    -----------    -----------

                                                     1,544,956      1,260,151      1,126,698
------------------------------------------------   -----------    -----------    -----------


SHAREHOLDERS' EQUITY
    COMMON STOCK (note 14)                           2,813,557      2,805,652      2,581,164
    ACCUMULATED DEFICIT                             (3,909,395)    (3,438,087)    (3,298,719)
    ACCUMULATED OTHER COMPREHENSIVE
        LOSS                                          (386,391)      (334,833)      (251,834)
------------------------------------------------   -----------    -----------    -----------

                                                    (1,482,229)      (967,268)      (969,389)
------------------------------------------------   -----------    -----------    -----------

                                                   $    62,727    $   292,883    $   157,309
------------------------------------------------   -----------    -----------    -----------

Commitments and contingent liabilities (note 18)
__________________________, Director


(The accompanying notes are an integral part of these financial statements.)


OXFORD INVESTMENTS HOLDINGS INC.                                               Statement II
(Formerly Oxford Software Developers, Inc.)
Consolidated Statements of Operations
For The Year Ended December 31, 2005
-------------------------------------------------------------------------------------------
                                                   2005            2004            2003
--------------------------------------------   ------------    ------------    ------------
REVENUES
    Licenses                                   $       --      $       --      $     96,600
    Services                                        107,641         395,933         284,023
    Product                                          56,248         296,136          58,534
--------------------------------------------   ------------    ------------    ------------
                                                    163,889         692,069         439,157
--------------------------------------------   ------------    ------------    ------------

COST OF REVENUES
    Licenses                                         40,641           9,549          70,976
    Services                                         26,644         204,559         209,345
    Product                                          74,138         136,143          41,067
--------------------------------------------   ------------    ------------    ------------
                                                    141,423         350,251         321,388
--------------------------------------------   ------------    ------------    ------------
GROSS PROFIT                                         22,466         341,818         117,769
--------------------------------------------   ------------    ------------    ------------
SELLING EXPENSES
    Advertising and marketing                         8,146          43,958          49,614
    Commissions and subcontracts                      5,282          34,252            --
    Consulting                                       34,263          33,579           7,115
    Communications                                   26,183          12,545          14,399
    Travel                                            4,986          16,742           4,044
--------------------------------------------   ------------    ------------    ------------
                                                     78,860         141,076          75,172
--------------------------------------------   ------------    ------------    ------------

GENERAL AND ADMINISTRATIVE EXPENSES
    Bad debts                                        82,600           1,166            --
    Consulting                                      136,884         161,190         119,946
    Depreciation                                      2,477           3,465           2,504
    General and office                               10,692           1,769          44,219
    Professional fees                                58,227          93,660          73,906
    Rent                                             50,968          46,128          38,086
    Telephone                                         7,074            --              --
    Wages and benefits                               45,713          33,757          74,854
--------------------------------------------   ------------    ------------    ------------
                                                    394,635         341,135         353,515
--------------------------------------------   ------------    ------------    ------------
LOSS FROM OPERATIONS                               (451,029)       (140,393)       (310,918)
OTHER INCOME (EXPENSES)
    Interest expense                                (20,279)        (16,303)        (20,209)
    Debt forgiveness                                   --            17,328            --
--------------------------------------------   ------------    ------------    ------------
LOSS BEFORE INCOME TAXES                           (471,308)       (139,368)       (331,127)
PROVISION FOR INCOME TAXES                             --              --              --
--------------------------------------------   ------------    ------------    ------------
NET LOSS FOR THE YEAR                              (471,308)       (139,368)       (331,127)
OTHER COMPREHENSIVE GAIN (LOSS)
    Foreign currency translation gain (loss)        (51,558)        (82,999)       (174,567)
--------------------------------------------   ------------    ------------    ------------
COMPREHENSIVE LOSS                             $   (522,866)   $   (222,367)   $   (505,694)
--------------------------------------------   ------------    ------------    ------------
BASIC AND DILUTED NET LOSS PER
    COMMON SHARE                               $      (0.02)   $      (0.01)   $      (0.02)
--------------------------------------------   ------------    ------------    ------------
WEIGHTED AVERAGE NUMBER OF BASIC AND
    DILUTED COMMON SHARES OUTSTANDING            21,765,254      20,958,721      20,018,107
--------------------------------------------   ------------    ------------    ------------

(The accompanying notes are an integral part of these financial statements.)


OXFORD INVESTMENTS HOLDINGS INC.                                                                         Statement III
(Formerly Oxford Software Developers, Inc.)
Consolidated Statements of Shareholders' Equity (Deficit)
For The Year Ended December 31, 2005
----------------------------------------------------------------------------------------------------------------------
                                                                        Accumulated
                                     Common Stock                          Other
                                         Number                        Comprehensive     Accumulated
                                       of Shares          Amount        Income/Loss       (Deficit)          Total
----------------------------------   -------------    -------------    -------------    -------------    -------------
Balance, January 1, 2003                19,770,100        2,321,614    $     (77,267)   $  (2,967,592)   $    (723,245)

Stock issued for approximately
    $0.77 per share, $615,455 less
    expenses of $355,905                   796,500          259,550             --               --            259,550

Other comprehensive loss                      --               --           (174,567)            --           (174,567)

Net loss for the year
                                              --               --               --           (331,127)        (331,127)
----------------------------------   -------------    -------------    -------------    -------------    -------------

Balance, December 31, 2003              20,566,600        2,581,164         (251,834)      (3,298,719)        (969,389)

Stock issued for approximately
    $0.47 per share, $445,684;
    less expenses of $220,927              952,750          232,791             --               --            232,791

    Shares cancelled                       (10,000)          (8,303)            --               --             (8,303)
Other comprehensive loss                      --               --            (82,999)            --            (82,999)
Net loss for the year                         --               --               --           (139,368)        (139,368)
----------------------------------   -------------    -------------    -------------    -------------    -------------

Balance, December 31, 2004              21,509,350        2,805,652         (334,833)      (3,438,087)        (967,268)

Stock issued for approximately
    $0.05 per share, $19,809
    less expenses of $11,904               365,000            7,905             --               --              7,905
Other comprehensive loss                      --               --            (51,558)            --            (51,558)

Net loss for the year                         --               --               --           (471,308)        (471,308)
----------------------------------   -------------    -------------    -------------    -------------    -------------

Balance, December 31, 2005              21,874,350    $   2,813,557    $    (386,391)   $  (3,909,395)   $  (1,482,229)
----------------------------------   -------------    -------------    -------------    -------------    -------------











(The accompanying notes are an integral part of these financial statements.)


OXFORD INVESTMENTS HOLDINGS INC.                                                Statement IV
(Formerly Oxford Software Developers, Inc.)
Consolidated Statements of Cash Flows
For The Year Ended December 31, 2005
--------------------------------------------------------------------------------------------
                                                            2005         2004         2003
------------------------------------------------------   ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss for the year                                $(471,308)   $(139,368)   $(331,127)
    Adjustments to reconcile net loss to net cash used
        by operating activities
            Depreciation                                     2,477        3,465        2,504
            Debt forgiveness                                  --        (17,328)        --
    Change in assets and liabilities
        Accounts receivable                                126,592     (157,873)      14,487
        Prepaid expenses and deposits                        8,873       73,066      (58,672)
        Inventory                                           63,787      (36,964)     (43,977)
        Accounts payable and accrued liabilities           224,525      147,695      222,799
        Notes payable                                         --           --          3,458
        Payable to related party                              --           --        191,897
------------------------------------------------------   ---------    ---------    ---------

Net cash used by operating activities                      (45,054)    (127,307)       1,369
------------------------------------------------------   ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of equipment                                     --           --         (1,542)
    Purchase of software                                      --           --           (142)
------------------------------------------------------   ---------    ---------    ---------

Net cash used by investing activities                         --           --         (1,684)
------------------------------------------------------   ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Advances from bank loan                                 37,167         --           --
    Payment of note payable                                   --         (1,990)        --
    Cheques written in excess of common stock                 --          8,600       (8,478)
    Proceeds from sales of common stock, net                 7,905      232,791      259,550
    Shares cancelled                                          --         (8,308)        --
    Payments on related party loans                          9,416       (3,522)     (63,345)
------------------------------------------------------   ---------    ---------    ---------

Net cash provided by financing activities                   54,488      227,571      187,727
------------------------------------------------------   ---------    ---------    ---------

NET INCREASE IN CASH                                         9,434      100,264      187,412
FOREIGN CURRENCY TRANSLATION GAIN (LOSS)                   (51,684)     (83,456)    (176,304)
CASH, BEGINNING OF THE YEAR                                 28,553       11,745          637
------------------------------------------------------   ---------    ---------    ---------

CASH (BANK INDEBTEDNESS), END OF THE YEAR                $ (13,697)   $  28,553    $  11,745
------------------------------------------------------   ---------    ---------    ---------
Supplemental cash flow disclosures
    Income taxes paid                                    $    --      $    --      $    --
    Interest paid                                        $  14,853    $    --      $    --
Non-cash investing and financing activities
    Stock issued in exchange for assets                  $    --      $    --      $    --
    Stock issued in payment of expense                   $    --      $    --      $    --
    Stock subscriptions paid by customer deposits        $    --      $    --      $    --
    Stock issued for subscriptions                       $    --      $    --      $    --


(The accompanying notes are an integral part of these financial statements.)

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------


1.   ORGANIZATION AND DESCRIPTION OF BUSINESS
     ----------------------------------------

     Oxford Investments Holdings Inc. (formerly, International E-Gaming Developers Ltd.)(hereinafter "the Company") was originally incorporated October 13, 2000 under the laws of the Province of Ontario, Canada. On May 17, 2001, the Company changed its name to Oxford Software Developers Inc. and then changed its name to Oxford Investments Holdings Inc. on December 18, 2003.

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

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the consolidated financial statements. The consolidated financial statements are prepared in United States dollars.

     Basis of Preparation

     The consolidated financial statements include the accounts of Oxford Investments Holdings Inc. and its wholly-owned subsidiaries Celebrity Tan Inc., Ontario Private Labelling Limited and International E-Gaming Developers Inc. The consolidated entities will hereinafter be referred to as "the Company". All significant inter-company transactions and balances have been eliminated upon consolidation.

     Going Concern

     These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the measurement and classification of the recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has experienced losses in the period and there is negative working capital. The Company's ability to realize its assets and discharge its liabilities in the normal course of business is dependent upon continued support. The Company is currently attempting to obtain additional financing from its existing shareholders and other strategic investors to continue its operations. However, there can be no assurance that the Company will obtain additional funds from these sources.

     These conditions cause substantial doubt about the Company's ability to continue as a going concern. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis that could differ from the going concern basis.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
     ------------------------------------------

     Fair Value of Financial Instruments

     The Company's estimate of the fair value of cash, bank indebtedness, accounts receivable, accounts payable and accrued liabilities, loans payable and bank loan approximates their carrying value.

     Income Taxes

     The Company accounts for its income taxes under the liability method specified by SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the effective tax rates which will be in effect when these differences reverse. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

     Property and Equipment

     Property and equipment are recorded at cost less accumulated depreciation. Depreciation of property and equipment is provided annually on a declining basis over the estimated useful life of the asset, except for current year additions on which 1/2 of the rates are applicable. The declining balance rates are as follows:

                      Computer hardware              30% declining balance
                      Computer software             100% declining balance
                      Office equipment               20% declining balance

     Comprehensive Income

     The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners or distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under the current accounting standards as a component of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is displayed in the statement of shareholder's equity and in the consolidated balance sheet as a component of shareholder's equity.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
     ------------------------------------------

     Use of Estimates

     The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

     Provision for Doubtful Accounts and Bad Debt Expense

     Provision for losses on trade accounts receivable is made in amounts required to maintain an adequate allowance to cover anticipated bad debts. Accounts receivable are charged against the allowance when it is determined by the Company that payment will not be received. Receivables are shown net of an allowance for bad debts.

     Impaired Asset Policy

     In complying with the Financial Accounting Standards Board Statement titled "Accounting for Impairment of long-lived Assets," the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. There was no impairment as at December 31, 2005, 2004 or 2003.

     Inventories

     Inventories are stated at the lower of cost or market on a first-in, first-out basis.

     Foreign Currency Translation

     The Company considers the functional currency to be the local currency and, accordingly, their financial information translated into U.S. dollars using exchange rates in effect at year-end for assets and liabilities and average exchange rates during each reporting period for the results of operations. Adjustments resulting from translation of subsidiaries' financial statements are included as a component of other comprehensive income (loss) within shareholders' equity.

     Reclassifications

     Certain prior year amounts were reclassified to conform to current year presentation. These reclassifications did not result in any changes to the Company's accumulated deficit or net losses.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
     ------------------------------------------

     Revenue Recognition

     The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") as modified by Securities and Exchange Commission Staff Accounting Bulletin No. 104. Under SAB 101, revenue is recognized at the point of passage to the customer of title and risk of loss, there is persuasive evidence of an arrangement, the sales price is determinable, and collection of the resulting receivable is reasonably assured for property. For product sales, the Company generally recognizes revenue at the time of delivery of goods. Sales are reflected net of discounts and returns. For services, revenue is recognized as services are provided. Revenue from casino operations, advertising and royalties are recognized as earned.

     During the year ended December 31, 2004, the majority of the casinos involved in previous Company contracts were no longer operating or had been taken over by the Company. These entities have no balance owing to the Company.

3.   ACCOUNTING PRONOUNCEMENTS
     -------------------------

     In May 2005, the FASB issued SFAS 154, which replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements". The statement applies to all voluntary changes in accounting principle and changes resulting from adoption of a new accounting pronouncement that does not specify transition requirements. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early implementation permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this statement is issued. SFAS 154 is effective for us beginning January 1, 2006 and will be applied when applicable.

     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153. This statement addresses the /measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this statement will not impact on the financial statements of the Company.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

3.   ACCOUNTING PRONOUNCEMENTS (continued)
     -------------------------

     In December 2004, the Financial Accounting Standards board issued Statement of Financial Accounting Standards No. 152, which amends FASB statement No. 66, " Accounting for Sales of Real Estate," to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-sharing Transactions." This statement also amends FASB Statement No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

     In December 2004, the Financial Accounting Standards Board issued a revision to Statement of Financial Accounting Standards No. 123R, "Accounting for Stock Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123. This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has not yet determined the impact to its financial statements from the adoption of this statement.

     In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4." This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "... under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges..." This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this statement will have any immediate material impact on the Company.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------


3.   ACCOUNTING PRONOUNCEMENTS (continued)
     -------------------------

     In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"
     (hereinafter  "SFAS No.  150").  SFAS No.  150  establishes  standards  for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those instruments were classified as equity. SFAS No. 150 is effective for financial statements entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has determined that the adoption of this statement will not impact the Company's financial statements.

     In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (hereinafter "SFAS No. 149"). SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material impact on the financial position or results of operations of the Company.

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

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------


3.   ACCOUNTING PRONOUNCEMENTS (continued)
     -------------------------

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

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------


3.   ACCOUNTING PRONOUNCEMENTS (continued)
     -------------------------

     Derivative Instruments (continued)

     Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

     At December 31, 2005, 2004 and 2003, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

     Segment Information Segment Information

     The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," (hereinafter "SFAS No. 131") during the year ended December 31, 2000. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available, evaluated regularly by the chief operating decision makers, or a decision making group, in deciding how to allocate resources and in assessing performance. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position, but did affect the disclosure of segment information as reported in Note 19.

4.   LIQUIDITY
     ---------

     During the years ended December 31, 2005, 2004 and 2003, the Company incurred net losses of $522,866, $222,367 and $505,694 respectively, and cash used in operations was $45,054, $127,307 and ($1,369) respectively. The Company financed their operations using sales of their common stock, bank loans and other loans.

     Management plans to seek additional capital from new equity securities issuances which would provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.

5.   ACCOUNTS RECEIVABLE
     -------------------

     Accounts receivable are stated net of an allowance for doubtful accounts of $29,819; (2004 - $nil, 2003 - $Nil).

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------


6.   SUBSIDIARIES
     ------------

     International E-Gaming Developers Inc.

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

     Ontario Private Water Labelling Limited

     In 2003 the Company incorporated a wholly owned subsidiary, Ontario Private Water Labelling Limited, under the laws of Canada. Through this subsidiary, management intends to approach corporate and retail entities that wish to use their own label on bottled water as promotional or marketing tools. Additionally, the Company intends to market its own line of bottled spring water to sell at concerts, sporting events, and other venues.

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

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

7.   PROPERTY AND EQUIPMENT
     ----------------------

     Property and equipment is stated at cost. Depreciation is provided using the declining balance method over the estimated useful lives of the assets ranging from 20% to 100%.

     The following is a summary of property and equipment and accumulated depreciation:

                                            2005        2004        2003
                                          --------    --------    --------
Office equipment                          $ 25,167    $ 24,363    $ 24,216
Computer hardware                            1,713       1,658        --
Computer software                            1,444       1,398       1,301
                                          --------    --------    --------
Total cost                                  28,324      27,419      25,517
Accumulated depreciation                   (23,887)    (20,631)    (15,724)
                                          --------    --------    --------
Net book value                            $  4,437    $  6,788    $  9,793
                                          ========    ========    ========

     Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $2,477, $3,465 and $2,504 respectively.


8.   BANK LOAN
     ---------

     The Company's subsidiary Celebrity Tan Inc. was advanced a $50,000 (CDN) loan. The Company is required to make monthly principal payments of $800
     (CDN) and monthly interest at the TD Canada Trust prime rate plus 1%. The loan is due on demand.

     Future principal payments in U.S. dollars are as follows:

                             2006                  $8,234
                             2007                  $8,234
                             2008                  $8,234
                             2009                  $8,234
                             2010                  $4,231

     Interest expense for the period was $945.

9.   NOTE PAYABLE
     ------------

     On December 11, 2000, the Company signed a promissory note in the amount of $25,000 (CDN) in connection with a letter of intent. (See Note 17). The note is non-interest bearing, uncollateralized and is due on demand. As of December 31, 2003, this loan was recorded at $19,318. During the year ended December 31, 2004 the Company terminated the letter of intent and after paying $1,990, wrote off the remaining balance as forgiveness of debt and is included in the "Other Income and Expense" section of the consolidated statements of operations.


OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

10.  LOANS PAYABLE - RELATED PARTIES
     -------------------------------

     On December 31, 2005, 2004, and 2003, the Company owed officers, directors and stockholders $387,637, $540,923, and $544,447 respectively, for cash advances, consulting fees and expenses paid on behalf of the Company. These related party loans are uncollateralized, non-interest bearing and due on demand.

11.  LOAN PAYABLE - RELATED PARTY
     ----------------------------

     The Company is indebted to the director of the Company in the amount of $162,702, bearing interest at 5% and due upon demand. The interest for the year was $13,908.

12.  DEFERRED INCOME TAX ASSETS
     --------------------------

     At December 31, 2005, 2004 and 2003, the Company had net deferred tax assets, calculated at an expected rate of 44%, of approximately $1,056,000, $850,000 and $780,000 respectively, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset was recorded at December 31, 2005, 2004 and 2003. The significant components of the deferred tax asset at December
     31, 2005, 2004 and 2003 were as follows:

                                                  2005           2004           2003
     Net operating loss carryforwards         $ 2,401,000    $ 1,930,000    $ 1,790,000
                                              ===========    ===========    ===========

     Deferred tax asset                       $ 1,056,000    $   850,000    $   780,000
     Deferred tax asset valuation allowance   $(1,056,000)      (850,000)   $  (780,000)


     At December 31, 2005, the Company had net operating loss carryforwards of approximately $2,401,000. The Company recognized approximately $1,458,000 of losses from issuance of restricted common stock and stock options for services in prior fiscal years, which are not deductible for tax purposes and are not included in the above calculation of net operating loss or deferred tax assets. The change in the allowance account from December 31, 2003 to December 31, 2004 was $70,000 and the change in the allowance account from December 31, 2004 to December 31, 2005 was $206,000.

     The operating losses will begin to expire in 2008 through to 2015.

13.  CONCENTRATIONS
     --------------

     Bank Accounts

     The Company maintains five cash accounts at a Canadian bank. The Canadian dollar accounts are insured up to a maximum of $100,000, and the United States dollar accounts are not insured. At December 31, 2005, 2004, and 2003, approximately $0, $0, and $400 were exposed to risk, respectively.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

13.  CONCENTRATIONS (continued)
     --------------

     Customers

     Approximately 42% of the Company's sublicense agreements are represented by one entity, which, in turn, resold the agreements to unrelated third parties. This entity is owned and operated by a stockholder of the Company.

     Licenses

     The Company's license to gaming software is issued by World Gaming pursuant to a gaming license issued by Antigua during 2001 and Curacao beginning in November 2001. World Gaming is one of the few primary developers and operators of casino and other gaming software in the world. During the years ended December 31, 2005, 2004, and 2003, 100% of the Company's revenue from Internet gaming software was attributable to the World Gaming relationship. As part of the licensing agreement with World Gaming, the Company has the right to sublicense its software. Because World Gaming is the Company's sole licensor, the loss of the World Gaming relationship could have a material adverse effect on the Company's revenues, operating results and financial condition. Although the Company expects to diversify risks associated with dependence on World Gaming by entering into arrangements with additional licensors or developing and licensing its own software to various licensees, there can be no assurance that such diversification will be successful or that the Company will be able to reduce its dependence on one or a small group of licensors.

14.  COMMON STOCK
     ------------

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

     On December 31, 2005, 2004 and 2003, the Company had 21,874,350, 21,509,350
     and 20,566,600 shares issued and outstanding respectively.

     The Company has not issued any options or warrants.

     During the year ended December 31, 2003, the Company sold for cash 796,500 shares of common stock. This stock was sold for $1.00 Canadian (approximate $0.77 U.S.) less commissions of $355,905.

     During the year ended December 31, 2004, the Company sold for cash 942,750 shares of common stock. This stock was sold for approximately $0.56 per share or a total of $536,451 CDN (approximately $0.47 per share or $445,684 U.S.), less commissions of $220,927.

     Also during the year ended December 31, 2004, the Company cancelled 10,000 shares of common stock that is sold for $10,000 CDN (approximately $8,303 U.S.) in 2004.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

14.  COMMON STOCK (continued)
     ------------

     During the year ended December 31, 2005, the Company sold for cash 365,000 shares of common stock. This stock was sold for approximately $0.05 per share or a total of $23,095 CDN (approximately $0.05 per share or $19,809 U.S.), less commissions of $11,904.


15.  RELATED PARTY TRANSACTION
     -------------------------

     The Company rented commercial space in Toronto, Ontario beginning in 2003 with a month-to-month agreement for rent for $3,500 (CDN). Rent expense for the year ended December 31, 2005 was $37,608. Rent was paid to a corporation that is controlled by the director. As at December 31, 2005, the Company owed the corporation $39,025, which is recorded in accounts payable.

16.  INCOME (LOSS) PER SHARE
     -----------------------

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

17.  LETTER OF INTENT
     ----------------

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

     In April 2004, settlement for $2,500 CDN (approximately $1,990 U.S.) was made and the balance was written off. See Note 9.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

18.  COMMITMENTS AND CONTINGENCIES
     -----------------------------

     Potential Lawsuit

     In November 2004, 3084735 Nova Scotia Limited, a corporation organized under the Laws of Nova Scotia, Canada, filed an action against Mega Sun Inc., Celebrity Tan Inc. and Ray Zinck alleging breach of implied warranty, breach of contract, misrepresentation and sale of a defective product in connection with the sale of a tanning mist booth. The booth was manufactured by Mega Sun Inc., an entity unaffiliated with the Company or Celebrity Tan Inc., and sold to Nova Scotia Limited by Celebrity Tan Inc., through Ray Zinck, an independent salesperson. The action seeks damages in the amount of the purchase price of approximately $30,000, plus interest and costs. Celebrity Tan Inc. filed a timely defense in response to the claim denying all allegations in the complaint and also filed a cross complaint against Mega Sun Inc. The action is currently in the pretrial stage. While Celebrity Tan Inc. will vigorously defend this matter, the outcome of the litigation is not certain at this time.

     Offer To Settle

     In June 2005, the Company and its Director, Michael Donaghy, entered into a settlement agreement and undertaking with the Alberta Securities Commission. In the agreement, the Company and Mr. Donaghy acknowledged that they breached sections 75(1)(a) and 110(1) of the Securities Act, R.S.A. 2000, c. S-4 (the "Act") in connection with an alleged illegal distribution of the securities of the Company by an independent consultant hired by the Company to sell its securities. The Company and Mr. Donaghy relied on the accredited investor exemption of the Act to distribute the shares of the Company and also relied upon the expertise and experience of the sales consultant with which the Company had contracted. As part of the settlement, the Company has agreed to pay the Commission Forty Two thousand dollars ($42,000 CDN) and Mr. Donaghy agreed that all the exemptions contained in the Alberta Securities Act will not apply to him for two (2) years from the date of the agreement, except that he may trade in securities for his personal account through an agent that is a registered dealer.

     Uncertainty as to the Legal Status of Internet Gaming

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

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------


18.  COMMITMENTS AND CONTINGENCIES (continued)
     -----------------------------

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

     Dependence on Key Licensor and Licensees

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

     Office Lease

     The Company's wholly owned subsidiary, Celebrity Tan Inc. leased corporate office space located in Toronto, Ontario on December 1, 2003 for a period of 36 months. Lease payments are currently $1,349 Canadian (approximately $1,113 U.S.) per month. Total payments for the year ended December 31, 2005 were $16,187 CDN (approximately $13,360 U.S.). The lease expires on December 31, 2006, future payments in 2006 are $13,884.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------


19.  SEGMENT INFORMATION
     -------------------

     As described in Note 2, the Company adopted SFAS No. 131 in its fiscal year 2000. The Company's operations are classified into three principal reporting segments that provide different products or services. Separate management of each section is required because each business unit is subject to different marketing, production, and technology strategies.

     Segment information (after intercompany eliminations) is as follows:

                                                 2005        2004        2003
                                              ---------   ---------   ---------

Revenues:
    Oxford Software Developers, Inc.          $ 107,641   $ 391,176   $ 380,623
    Ontario Private Water Labelling Limited        --         2,508        --
    Celebrity Tan Inc.                           56,248     301,565      58,534
                                              ---------   ---------   ---------
Total Revenues                                $ 163,889   $ 695,249   $ 439,157
                                              =========   =========   =========

Operating Income (Loss):
    Oxford Software Developers, Inc.          $(309,437)  $(117,178)  $(169,120)
    Ontario Private Water Labelling Limited      (4,923)     (2,149)        128
    Celebrity Tan Inc.                         (136,669)    (26,821)    (34,858)
                                              ---------   ---------   ---------
Net Loss                                      $(451,029)  $(146,148)  $(203,850)
                                              =========   =========   =========

Identifiable Assets:
    Oxford Software Developers, Inc.          $  28,421   $ 101,766   $ 100,601
    Ontario Private Water Labelling Limited        --         9,008         114
    Celebrity Tan Inc.                           34,306     176,980      56,595
                                              ---------   ---------   ---------
Total Identifiable Assets                     $  62,727   $ 287,754   $ 157,310
                                              =========   =========   =========

Depreciation
    Oxford Software Developers, Inc.          $  (2,477)  $  (3,465)  $  (2,504)
    Ontario Private Water Labelling Limited       (--)        (--)        (--)
    Celebrity Tan Inc.                            (--)        (--)        (--)
                                              ---------   ---------   ---------
Total Depreciation                            $  (2,477)  $  (3,465)  $  (2,504)
                                              =========   =========   =========

     All of the Company's assets are held in Canada at December 31, 2005.

     Oxford's reportable segments are strategic business units that offer different products or services. They are managed separately because each business requires different technology and marketing strategies.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2005
--------------------------------------------------------------------------------


20.  SUBSEQUENT EVENTS
     -----------------

     a) On April 5, 2006, the Company entered into a definitive agreement with Christopher Webster for the acquisition of all of the assets of WebStar Internet Solutions ("WebStar"), a company wholly-owned by Mr. Webster. The Company issued 1,000,000 shares of its common stock with no par value to Mr. Webster as consideration for the acquisition of the assets of WebStar. The transaction was completed on April 5, 2006.

     b) The Company issued 133,332 common shares in the subsequent period for a total consideration of $20,000 (CDN).