Form 20-F
period 2006-12-31
OXFORD INVESTMENT HOLDINGS INC
filed 2007-07-02
CIK 1145703

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 20-F


[ ] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended: December 31, 2006

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period from _______ to ________

[ ] Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report

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


The number of outstanding shares of the issuer's common Stock as of December 31, 2006: 26,499,182

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
         Yes[ ]             No[X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
         Yes[ ]             No[X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer[ ]     Accelerated filer[ ]    Non-accelerated filer[x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes[X]             No[ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17[ ]         Item 18[X]


If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

         Yes[ ]             No[X]

                                TABLE OF CONTENTS
                                                                            Page

   FORWARD - LOOKING STATEMENTS                                                5


                                     PART I
Item 1.           Identity of Directors, Senior Management and Advisers        *
Item 2.           Offer Statistics and Expected Timetable                      *
Item 3.           Key Information                                              5
                           Selected Financial Data                             5
                           Capitalization and Indebtedness                     7
                           Reason for the Offer and Use of Proceeds            7
                           Risk Factors
                                                                               7
Item 4.           Information on the Company                                  13
                           History and Development of the Company             13
                           Business Overview                                  14
                           Organizational Structure                           21
                           Property, Plants and Equipment                     21
Item 4A           Unresolved Staff Comments                                   21
Item 5.           Operating and Financial Review and Prospects                21
                           Operating Results                                  22
                           Liquidity and Capital Resources                    26
                           Research and Development                           27
                           Trend Information                                  27
                           Off-balance sheet arrangements                      *
                           Tabular disclosure of contractual obligations       *
                           Safe harbor                                        27
Item 6.           Directors, Senior Management and Employees                  28
                           Directors and Senior Management                    28
                           Compensation of Directors and Officers             29
                           Board Policies                                     30
                           Employees                                          31
                           Share Ownership                                    31
Item 7.           Major Shareholders and Related Party Transactions           32
                           Major Shareholders                                 32
                           Related Party Transactions                         32
Item 8.           Financial Information                                       33
                           Consolidated Statements and Other
                           Financial Information                              33
                           Significant Changes                                34
Item 9.           The Offer and Listing                                       34
Item 10.          Additional Information                                      35
                           Share Capital                                       *
                           Memorandum and articles of incorporation           35
                           Material Contracts                                 35
                           Exchange Controls                                  36
                           Taxation                                           36
                           Dividends and paying agents                         *
                           Statements by experts                               *
                           Documents on display                               40
                           Subsidiary Information                              *
Item 11.          Quantitative and Qualitative Disclosures About Market Risk   *
Item 12.          Description of Securities Other Than Equity Securities       *
                                     PART II
Item 13.          Defaults, Dividends Arrearages and Delinquencies             *

Item 14.          Material Modifications to the Rights of Security
                           Holders and Use of Proceeds                         *
Item 15.          Controls and Procedures                                     41
Item 16A.         Audit Committee Financial Expert                            41
Item 16B.         Code of Ethics                                              42
Item 16C.             Principal Accountant Fees and Services                  42
Item 16D.         Exemptions from the Listing Standards for Audit Committees   *
Item 16E.             Purchases of Equity Securities by the Issuer and
                      Affiliated Purchases                                     *
Item 17.          Financial Statements                                        42
Item 18.          Financial Statements                                        42
Item 19.          Exhibits                                                    44
SIGNATURES                                                                    45
CERTIFICATIONS                                                                46
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


                                     PART I


Item 1. Identity of Directors, Senior Management and Advisers

     Not Applicable.


Item 2. Offer Statistics and Expected Timetable

     Not Applicable.

Item 3. Key Information

     A.   Selected Financial Data

     The following selected financial data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 is derived from our audited consolidated financial statements. The selected financial data, as well as the consolidated financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States. The Registrant presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected consolidated financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report.



                                              Year Ended       Year Ended       Year Ended      Year Ended      Year Ended

                                            Dec. 31, 2002    Dec. 31, 2003    Dec. 31, 2004   Dec. 31, 2005   Dec. 31, 2006
                                            -------------    -------------    -------------   -------------   -------------

Statement of Operations Data:
      Total revenues                        $    298,550    $    439,157    $    692,069    $    163,889    $    185,299
      Net Income/(Net Loss)                     (748,796)       (331,127)       (139,368)       (471,308)       (961,889)
      Basic and diluted
       net loss per share -                        (0.04)          (0.02)          (0.01)          (0.02)          (0.04)
     Weighted average number of
      Shares used in computing basic
      and Diluted net loss per share-         19,756,999      20,018,107      20,958,721      21,765,254      23,368,008
Balance Sheet Data:
     Cash and cash equivalents              $        637    $     11,745    $     28,553    $    (13,697)   $     37,969
     Total current assets                         48,246         147,516         286,095          58,290          90,855
     Total assets                                 57,121         157,309         292,883          62,727          94,321
     Total current liabilities                   780,366       1,126,698       1,260,151       1,544,956       1,431,884
     Total liabilities                           780,366       1,126,698       1,260,151       1,544,956       1,431,884
     Total accumulated deficit                (2,967,592)     (3,298,719)     (3,438,087)     (3,909,395)     (4,871,284)
     Total stockholders' equity (deficit)       (723,245)       (969,389)       (967,268)     (1,482,229)     (1,337,563)


EXCHANGE RATES

     The following table sets out the exchange rates for the conversion of Canadian dollars into United States dollars, expressed in United States dollars. The exchange rates used are the closing rates provided by The Bank of Canada. The table lists the rate in effect at the end of the following periods, the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods), and the range of high and low exchange rates for such periods.

      Year ended December 31,
      --------------------------------------------------------------------------
                                      2006    2005      2004     2003     2002

      --------------------
      End of Period                   .86      .86      .83     .77        .63
      --------------------

     The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2006 and 2007. The exchange rates used are the closing rates as provided by the Bank of Canada.

-------------------------------------------------
Month                      High            Low
-------------------------------------------------
December 2006              0.88           0.86
-------------------------------------------------
January 2007               0.86           0.85
-------------------------------------------------
February 2007              0.86           0.84
-------------------------------------------------
March 2007                 0.87           0.85
-------------------------------------------------
April 2007                 0.90           0.86
-------------------------------------------------
May 2007                   0.93           0.90
-------------------------------------------------

     The exchange rate on December 31, 2006 for the conversion of United States dollars into Canadian dollars was $0.86 (CDN$1.00 = US$0.86). As of June 22, 2007 the close rate of exchange for the conversion of United States dollars into Canadian dollars was $0.94 (CDN$1.00 = US$0.94). The exchange rates used are the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York.


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


                      RISK FACTORS RELATED TO OUR BUSINESS

We Have a Limited Operating History so It May be Difficult for You to Evaluate Our Business and Its Future Prospects

     It may be difficult to evaluate our business and prospects because we have a limited operating history. We were incorporated in October 2000 and we began operations in November 2000. In our first two years of operations, we focused our business on the Internet e-gaming market, however in early 2003, we expanded our operations into the lifestyle consumables market. Through our subsidiaries Celebrity Tan, Inc. and Ontario Private Water Labeling Ltd, we entered the UV-free sunless tanning and private water labeling markets. During 2006, we entered into the stored-value credit/debit card market through our suite of "FocusKard" products and our acquisition of ownership interests of companies in China. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. The risks, expenses and difficulties that we expect to encounter include:

     o implementing an evolving and unpredictable business model that relies, in large part, on customer growth and word-of-mouth publicity among the targeted audiences;
     o building our corporate brand to attract purchasers, advertisers and affiliates, and our network brands to expand our audience;
     o increasing our product offerings on existing networks through internal development and affiliate partnerships;
     o developing and integrating new networks addressing our target audience and customer base;
     o diversifying our revenue sources by focusing on different business opportunities for a consumer market and by launching various marketing initiatives;
     o expanding our sales and marketing efforts to increase our affiliate and customer base and our reach within the stored-value card market audience;
     o    attracting,  retaining  and  motivating  qualified  personnel;  and
     o    responding to competitive developments.

     There can be no assurance that we will effectively address the risks we face, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We have a History of Operating Losses and a Significant Accumulated Deficit, and we May Not Maintain Revenue or Achieve Profitability in the Future.

     We have not been profitable since our inception in October 2000. We expect to continue to incur additional losses for the next fiscal year as a result of a high level of operating expenses, significant up-front expenditures, pursuing new initiatives for the Company and our marketing activities. We have had to rely on raising money through private placement of our stock to fund our ventures and operations. While we have some revenues, we may never realize significant revenues from our core business or be profitable. Factors that will influence the timing and amount of our growth and profitability include:

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

Our Capital Resources Have Not Been Generated Primarily From Operations, We May Be Dependent On Our Ability To Sell Additional Stock To Fund Continued Operations.

     To date, we have generated most of our cash flow from financing activities. This has been primarily from sales of our common stock, and loans from Michael Donaghy, our founder, President and Chief Executive Officer. We have used a significant portion of the capital we raised to fund cash outflows for operating and investing activities. Since we have not attained profitable operations and are dependent upon obtaining financing to pursue our plan of operations, there is no assurance that we will not require additional resources in the future or that we will be able to obtain financing in the amount required or terms satisfactory to us.

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

Operational Risks

     Our revenue and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline. As a result of our limited operating history and the emerging nature of the markets in which we compete, we are unable to forecast our revenue with precision. We anticipate that the results of our operations may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that may affect our results of operations include, but are not limited to:

     o the addition or loss of customers for our FocusKard or stored-value card suite of products, or our failure to add new customers;
     o our ability and the ability of our affiliates to attract and retain a large retail audience for our products;
     o    our ability to attract and retain advertisers and sponsors;
     o our ability to successfully manage our relationships with our joint venture partners, particularly in the Asian market ;
     o the amount and timing of expenditures for expansion of our operations, including the acquisition of new affiliates, the hiring of new employees, capital expenditures and related costs;
     o our ability to continue to enhance, maintain and support our networks and technology and avoid system downtime; and
     o    the introduction of new or enhanced offerings by our competitors.

Security And Privacy Breaches In Our Electronic Transactions May Damage Customer Relations And Inhibit Our Growth.

     Any failures in our security and privacy measures could have a material adverse effect on our business, financial condition and results of operations. We electronically transfer large sums of money and store personal information about consumers, including bank account and credit card information, social security numbers, and merchant account numbers. If we are unable to protect, or consumers perceive that we are unable to protect, the security and privacy of our electronic transactions, our growth and the growth of the electronic commerce market in general could be materially adversely affected. A security or privacy breach may:

     o    cause our customers to lose confidence in our services;
     o    deter consumers from using our services;
     o    harm our reputation;
     o    expose us to liability;
     o    increase our expenses from potential remediation costs; and
     o    decrease market acceptance of electronic commerce transactions.

     While we believe that we utilize proven applications designed for premium data security and integrity to process electronic transactions, there can be no assurance that our use of these applications will be sufficient to address changing market conditions or the security and privacy concerns of existing and potential subscribers.

We Rely On Third Parties To Distribute Our FocusKard and Other Stored-Value Products, Which May Not Result In Widespread Adoption.

     In electronic commerce, we rely on our contracts with financial services organizations, businesses, Internet portals and other third parties to provide branding for our electronic commerce services and to market our services to their customers. These contracts are an important source of the growth in demand for our electronic commerce products. If any of these third parties abandon, curtail or insufficiently increase their marketing efforts, it could have a material adverse effect on our business, financial condition and results of operations.

If We Do Not Respond To Rapid Technological Change Or Changes In The Industry Standards, Our Products And Services Could Become Obsolete And We Could Lose Our Existing And Future Customers.

     If our competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, proprietary technology and systems may become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The electronic commerce industry is changing rapidly. To remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies.

Changes In Banking Regulations Could Hurt Our Business.

     We have designed our systems and card programs to comply and work in association with applicable banking rules and regulations. A change of those rules and regulations could require us to dramatically alter our software programs, the hardware upon which we operate and our implementation and operation of stored value cards. Such changes could be costly or impractical and we may not be able to modify our operations and technology to comply with dramatic changes in banking regulations.

Changes In The Patriot Act Could Impede Our Ability To Circulate Cards That Can Be Easily Loaded Or Issued.

     Our current screening process is designed to comply with the United States Patriot Act requirements that financial institutions know their cardholders. If the Patriot Act or subsequent legislation increases the level of scrutiny that we or our affiliated banks or the load or point of purchase locations are required to adopt to know their customers, it may be costly or impractical for us to continue to profitably issue and load cards for our customers or even comply with new regulations.

If Major Banks Begin To Target The Sub-Prime Market, It Will Create Substantial Competition For Us And Our Products And Services.

     We operate among major financial institutions, providing products and services designed to service the sub-prime credit market. Large and small banks alike have traditionally not sought the typically unprofitable and undesirable sub-prime market. This allows the symbiotic relationship between us and banks, where the banks get access to the cumulative deposits of the cardholders, without the trouble of administering thousands of very small individual accounts of less reliable depositors. If banks decide to directly target the sub-prime market before we are able to establish a strong foothold, we will not be able to compete with established banks which have substantially greater resources.

Credit Card Fraud Or Computer Hacking Could Substantially Harm Us And Our Operators.

     As with any technology company, we are always at risk of computer fraud, hacking or other electronic crime. While we believe that we have adopted substantial systems to recognize and prevent computer fraud and hacking, the relentlessness of hackers means no system is yet absolutely secure. Due to our limited financial resources, any substantial computer crime and particularly an electronic embezzlement, would adversely affect our ability to continue as a going concern.

Internal Processing Errors Could Result If We Fail To Appropriately Deduct Transactions From Customer Accounts.

     In the event of a system failure that goes undetected for a substantial period of time, we could allow transactions on blocked accounts, false authorizations, fail to deduct charges from accounts or fail to detect systematic fraud or abuse. Errors or failures of this nature could immediately adversely impact us, our credibility and our financial standing.

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

     Likewise,  our  ability  to  expand  our  business  in  certain  countries, including China, will require modification of our products, particularly domestic language support. There can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets. The failure to sustain or increase revenue from international operations could have a material adverse effect on our business, revenues, operating results and financial condition.

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

We  Currently  Depend  On the Sale of a few  Products  to  Generate  Most of Our
Revenue

     We expect the sales of our stored-value cards to constitute most of our revenue for the foreseeable future. If customers do not purchase our products, we do not currently offer any other products or services that would enable us to generate revenue or to become profitable.


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



                    RISK FACTORS RELATED TO OWNING OUR STOCK

Control By Existing Shareholders; Anti-Takeover Effects

     As of December 31, 2006, Michael Donaghy, our sole director, indirectly through his spouse, beneficially owned approximately 8,300,000 shares or 31.32% of our outstanding common shares. As a result, Mr. Donaghy can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs. The voting power of Mr. Donaghy under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

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

     Due to recent changes in United States law with respect to Internet gaming, we are no longer involved in Internet gaming activities.

     During 2006, we reorganized our core business to become a provider of stored value cards for a wide variety of markets. Our products and services are aimed at capitalizing on the growing demand for stored value and re-loadable ATM/prepaid card financial products. We believe stored value cards are a fast-growing product segment in the financial services industry.

     On or about December 18, 2006, we entered into a joint venture arrangement with the Ko Ho Management Co. Ltd. of Hong Kong. We acquired a fifty percent (50%) equity interest in the Ko Ho Group, a company wholly-owned by Mr. Benny Lee. The Ko Ho Group is an investment and management company, specializing in company mergers and acquisitions, management and marketing services in Asia Pacific with a focus in Hong Kong and China. To date through our partnership with the Ko Ho Group, we have acquired an equity interest in three Chinese companies, Arden Trading Company Ltd., Hongxin Insurance Agency and Foshan Foshantong Information Technology Co., Ltd.

     In this Annual Report, unless the context indicates otherwise, the term "Company" refers to Oxford Investments Holdings Inc.

B.   Business Overview

     We were incorporated with the objective of capitalizing on the growth of Internet gaming and entertainment - e-gaming. However, as a result of persistent uncertainty in Internet gaming laws in various jurisdictions worldwide, particularly in the United States, we felt that it was beneficial for us to closely review our strategic planning as we move forward. As a result, we did not renew our e-gaming license and in May 2003, we initiated two business ventures to further diversify the Company's interests in the lifestyles consumables market. The first initiative was the distribution of a private line of UV-free tanning products and booths and the second initiative was the distribution of private labeled bottled spring water.

     Due to recent changes in United States law with respect to Internet gaming, we are no longer involved in Internet gaming activities. The Company has discontinued the business operations of Internet Gaming and private labeled bottled spring water and has focused its core operations on the direct banking and stored card value market. It has entered into the direct-banking and payment-card solutions business by concentrating its business around its "FocusKard" suite of products.

The Product and the Market

     The "FocusKard" suite of products consists of an online-access account represented by a stored-value card. Stored-value cards are a substitute for cash, gift certificates, and check payments. Monetary value is added to the stored-value account before the card is used, with the value either being funded by the cardholder directly, or by the card program operator in commercial applications.

     Stored-value is believed to be the most rapidly growing segment in the payment card industry. Its many applications include payroll products, gift-card products, travel products, insurance products, membership products, student products, and incentive/promotional products.

The Opportunity

     The rapid expansion of e-commerce and online banking brings new challenges to payment methods, such as the need to protect the individual's financial information, and the ease of collection for online merchants. A stored-value product such as the FocusKard expands the functionality of electronic banking, allowing new and innovative payment methods that may limit risk exposure on both sides of the transaction.

Product

     FocusKard offers a complete payment solution with world-class service at competitive rates. The Company's expertise in risk management, authentication, and fraud detection has enabled us to develop a product backed with technological protections such as redundant data centers, while giving customers the security of a PIN and a zero-liability policy.

     With superior customer and merchant support services available twenty-four hours a day, seven days a week, the FocusKard is available in various languages and currencies. Instant customer access to a real-time paperless transaction statement is always available.

     FocusKard's revolutionary payment methods are available as a customized white-label solution to allow gift-card branding and other merchant applications, thus providing a complete turnkey product for this type of application.

The Strategy

     The FocusKard platform is headlined by our e-wallet solution. This product allows for instant internet transfers of funds between customer and merchant and vice versa. The product is seamless and secure. Each user account has a loadable credit card linked to their account enabling access to funds through any point of sale (POS) or automatic teller machine (ATM) worldwide.

     The programs currently underway for the "FocusKard" suite of products involve the introduction of a payroll card and a direct-debit card. The FocusKard payroll card offers employers and employees a check-free, easily distributed, instant-access method to deal with the administration of wages and employee compensation. The FocusKard direct-debit card is a consumer-loaded prepaid card for equivalent-to-cash transactions with statement benefits, and is ideal for online transactions, corporate expense cards, PIN-protected travel currency, and gift cards.

     This is only the beginning of the new vision of the FocusKard products - comprehensive direct-banking and payment-card solutions tailored to the requirements of today's businesses. The goal is to continually develop innovative electronic payment products that serve a broad range of markets and are delivered on a stored-value platform technology.

Arden Trading Company Ltd.

     On or about February 28, 2007, we acquired a fifty percent (50%) equity interest in Arden Trading Company Ltd. of China through our partnership with the Ko Ho Group.

Corporate Profile

     Arden Trading Company Ltd specializes in the operation of customer loyalty program redemption. The Company has been in business for two years and has been profitable since its inception. Arden provides services to China Construction

Bank for the Province of Guangdong, processing bonus point redemptions for the bank. Arden will expand these services into Shanghai and Beijing during 2007.

     Arden's services also include gift sourcing, catalogue production, logistics, and call center customer support. It provides long-term outsourcing services to businesses in its areas of expertise. The Company's clientele include telecommunication operators, such as China Telecommunications; insurance companies; and commercial banks, such as China Construction Bank.

The Product and The Market

     The Province of Guangdong, which is situated in the southern part of China mainland, covers an area of over 180,000 square kilometers (69,502 square miles) and has a permanent population of approximately 74,730,000. Guangzhou city is the main economic, communication, and cultural center of Guangdong with numerous railway and highway networks and a labyrinth of waterways.

     Arden provides bonus point fulfillment services to the China Construction Bank for the Province of Guangdong. Customers are given an opportunity to redeem their points for gifts offered in Arden's catalogue. Arden is responsible for bonus points management services, receiving orders, acquiring products to fullfill the orders, and shipping the product to the Bank's customers.

     Using Arden's services allows the Bank to offer an incentive program to its customers, while the Bank's customers benefit by receiving valuable gift items.

The Opportunity

     The present economic boom in China provides a growing market for all types of products and services. Arden plans to expand its geographical coverage area, in addition to taking advantage of China's growing markets.

Product and Company Advantages

     Arden has already developed a customer base in of several hundred thousand consumers. The Company has positioned itself to expand its present contract with China Construction Bank into all branches in the Provinces of Guangdong, Shanghai, and Beijing.

     The management team has years of experience in operating and managing call center, logistics, telemarketing, and customer relations services

The Strategy

     Arden charges a service fee to the China Construction Bank to manage and fulfill the Bank's bonus points incentive program. Further income is provided by markup on the wholesale value of gift items provided by Arden. As the Company's customer base expands, bulk purchasing of gift items will reduce the wholesale price charged to Arden, thus increasing the markup income per item as well as the increasing in the number of fulfillment transactions.

     Arden plans to develop an online catalogue of its gift items. The ecommerce version of the gift catalogue provides additional cost-cutting and income-generating opportunities for the Company. Catalogue printing costs will be reduced as more users take advantage of the continually-updated online catalogue, ordering procedures will become more automated, and additional revenue can be generated through the sale of advertising space on the web site.

     Oxford's partnership with Arden will allow Oxford to enter into the loyalty and electronic payment market in China through Arden's present and projected customer base, thus ensuring the successful introduction of the FocusKard suite of payment solutions into the huge Chinese consumer card market.

Hongxin Insurance Agency

     On or about March 14, 2007, we acquired a fifty percent (50%) equity interest in Hongxin Insurance Agency of China through our partnership with the Ko Ho Group.

Corporate Profile

     Hongxin is an insurance agency selling insurance policies and financial instruments for most major insurance companies in China since 2004. It is under license issued by China Insurance Supervisory Committee to provide corporate and individual insurance products, risk management, and consultation services. The managing director of Hongxin, Mr. Ming-Wei Ye, as a FLMI of Loma (USA) has more than 20 years of experience in professional management of banking, insurance, and investment services.

The Product and The Market

     Like Arden Trading Company Ltd., Hongxin serves the large market of the Province of Guangdong in China. China's economic prosperity is resulting in an increase in disposable income for an increasing segment of the population. Hongxin's product offerings serve this increase in wealth by protecting the value of property, through insurance; and by providing opportunities for investment, such as mutual funds and other financial instruments.

The Opportunity

     Hongxin has developed partnerships that provide the Company with a huge customer base to which the Company can market its products and services. The growing Chinese market welcomes access to the types of products and services provided by Hongxin.

Product and Company Advantages

     In addition to established relationships with some major enterprises, Hongxin has established partnership relationships with some major banks in China to provide insurance to their cardholders. Currently Hongxin is the designated sole insurance agent for the cardholders of China Construction Bank (Guangdong Branch)'s "Automotive Card". The "Automotive Card" is a roadside assistance and automotive services program, and it offers a discount on automotive insurance purchased through Hongxin.

     Hongxin also has an agreement with the largest mail-ordering company in China, which has more than 4 million clients, allowing Hongxin to market its products and services to those clients.

     Hongxin has had the foresight to become licensed in Thailand, and can work within the regulated insurance business in that country.

The Strategy

     Hongxin is setting up more branch offices, as well as a customer call center, and telemarketing services division. These offices and divisions will allow Hongxin to more aggressively promote its products to potential customers.

     Those potential customers will initially be acquired through Hongxin's present business agreements. Hongxin will approach the China Construction Bank's "Automotive Card" members, and the 4 million clients of the largest mail-ordering company in China with offers for property insurance and other financial products, in addition to automotive insurance.

     These financial products include the FocusKard suite of payment solutions, which will thus be exposed to the huge market accessed by Hongxin.

     Hongxin has further plans to build loyalty "gift" programs with insurance companies and financial services companies, providing customers with a further incentive to purchase Hongxin's products, and providing additional revenues to Hongxin through markup on gift items.

Foshan Foshantong Information Technology Co., Ltd.

     On or about April 7, 2007, we acquired a fifty percent (35%) equity interest in Foshan Foshantong Information Technology Co., Ltd. through our partnership with the Ko Ho Group.

Corporate Profile

     Foshantong is a local government initiative to build the municipality as an electronic payment model in the Pearl River Delta region and is the only prepaid card authorized by the government to be issued by a non-bank entity in the Foshan urban region. Citizens are encouraged to use this card for small payment transactions. Foshantong is an electronic payment smart card program used for public transportation and small payment transactions in the municipality and is an accepted form of payments for many designated merchants in the Foshan urban region.


The Product and the Market

     The electronic purse of the card can be built into many sub-brands smart cards, such as student card, worker card, resident card, library card, or transportation card and is expected to evolve into an all around use card similar to the "Octopus" card used for the complete Hong Kong transportation system and all general shopping transactions.


Product and Strategy

     Wanzhi is now converting 300,000 existing card accounts to the Foshantong Card program. The portfolio includes the existing Foshan Education One Card, Smart Cards issued to the staff of Chigo Air-Conditioning Manufacturing Co., Watson's loyalty cards, library membership cards and Foshan residential district cards. Wanzhi shall provide 500 P.O.S. (point of sale) card-processing units for use by Foshantong at merchant locations in addition to the existing 500 units now placed with merchants. A bonus point based loyalty card program and a gift card program are also being planned.

          These programs may be named to Oxford's choice of a brand name. Revenues are generated from initial card fees, the merchant transaction fees and interest earned on the float (prepaid deposit). At the moment, a refundable deposit of RMB 30 is charged for the card in addition to the initial deposit of funds. The Company plans to abolish the deposit and replace it with a one-time non-refundable fee of RMB 15, but in return cardholders will be given goods and services in excess of such value.

Celebrity Tan, Inc.

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

     Through its experience in marketing the Celebrity Tan booth product, and through research into competing products, Celebrity Tan has developed significant product improvements, which has led the Company to recently expand its operations to include the manufacturing and development of the Celebrity Tan UV-free mist tanning booth. We intend to discontinue the operations of Celebrity

Tan and sell the business as we focus our operations on the direct-banking and payment-card solutions business concentrating around our "FocusKard" suite of products.

The Product and Market

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

     As this industry moves forward we anticipate both salon owners and the general public will recognize Celebrity Tan as the sunless tanning system of choice. The Company's goal is to secure its position as Number 1 in the industry by providing the "perfect tan ".

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

International E Gaming Developers, Inc.

     International E Gaming Developers, Inc. ("Egaming"), is our wholly-owned subsidiary through which we operated our gaming business. In April 2001, we acquired the assets of Suchow Holdings Ltd., a Bahamian-based company that provided back-end administrative software solutions for e-commerce driven websites. In 2003, we did not renew our online gaming license since the Company decided to no longer operate an online casino. Due to recent changes in United States law with respect to Internet gaming, we are no longer involved in Internet gaming activities.


Ontario Private Water Labeling Ltd.

     Ontario Private Water Labeling Ltd. ("OPWLL"), our wholly-owned subsidiary, specializes in bottled water distribution and sales. We have discontinued operations of OPWLL as we focus our operations on the direct-banking and payment-card solutions business concentrating around our "FocusKard" suite of products.

Competition

     The markets for the financial and stored-value card products and services offered by us are intensely competitive. We compete with a variety of companies in various segments of the financial service industry and its competitors vary in size, scope and breadth of products and services they offer. Certain segments of the financial services industry tend to be highly fragmented, with numerous companies competing for market share. Highly fragmented segments currently include financial account processing, customer relationship management solutions, electronic funds transfer and card solutions. We face a number of competitors in the debit card and payment market. We also face substantial competition for the wholesale distribution of stored-value cards.

C. Organizational Structure

                         OXFORD INVESTMENTS HOLDINGS INC
                              --------------------
                                        |
                                        |
          ------------------------------------------------------------
         |                   |                 |                    |
         |                   |                 |                    |
----------------------   --------------   --------------     --------------
INTERNATIONAL EGAMING     CELEBRITY TAN,  ONTARIO PRIVATE    KO HO
DEVELOPERS, INC. (100%)   INC. (100%)     WATER LABELLING,   GROUP
                                          LTD. (100%)        (50%)
----------------------   --------------   --------------    ----------------
                                                                 |
                                                                 |
          ------------------------------------------------------------
         |                    |                           |
         |                    |                           |
----------------------   --------------   -------------------------------
ARDEN TRADING COMPANY    HONGXIN INSURANCE  FOSHAN FOSHANTONG INFORMATION
LTD. (50%)               AGENCY (50%)       TECHNOLOGY CO. LTD. (35%)
----------------------   --------------   -------------------------------

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

Overview

     We were incorporated with the objective of capitalizing on the growth of Internet gaming and entertainment - e-gaming. However, as a result of persistent uncertainty in Internet gaming laws in various jurisdictions worldwide, particularly in the United States, we felt that it was beneficial for us to closely review our strategic planning as we move forward. As a result, we did not renew our e-gaming license and in May 2003, we initiated two business ventures to further diversify the Company's interests in the lifestyles consumables market. The first initiative is the distribution of a private line of UV-free tanning products and booths and the second initiative is the distribution of private labeled bottled spring water. Due to recent changes in United States law with respect to Internet gaming, we are no longer involved in Internet gaming activities. The Company has discontinued the business operations of Internet Gaming and private labeled bottled spring water and has focused its core operations on the direct banking and stored card value market. It has entered into the direct-banking and payment-card solutions business by concentrating its business around its "FocusKard" suite of products.

     Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. Our functional currency is the Canadian dollar. Our financial statements are reported in United States dollars.

Sources of Revenue

     For 2006, our product revenue consists of UV free Tanning Booths and related supplies, bottled water and bottled water private labeling, software sub-license fees and web site customization fees. Our services revenue includes amounts derived from hosting fees, royalties and revenue sharing arrangements on e-commerce transactions.

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


A.   Operating Results

     The following is management's discussion and analysis of the our financial condition and results of its operations for the fiscal years ended December 31, 2003, 2004, 2005 and 2006. Because we are an emerging company and we have recently diversified our business operations, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Fiscal Year Ended December  31, 2006

     Revenues

     For the fiscal year ended December 31, 2006, we reported a net loss of $961,889 or $0.04 per share. Revenues amounted to $185,299 of which $28,620 was from the sale of UV-Free Tanning Booths and related supplies, $0.00 was from the sale of spring water and $156,679 was from licensing and royalties from e-gaming activities.

     Our revenue increased by 13% over the comparable period from the prior year. The increase in revenue was a result of greater than expected licensing fees for software from e-gaming activities. Due to recent changes in United States law with respect to Internet gaming, the Company has discontinued its e-gaming business and does not expect to receive continued revenues from this source in the next fiscal year. There continues to be a dramatic slow-down in the UV-Free tanning business and therefore a decrease of sales in UV-free tanning booths and related products. Our licensing fees increased by 100% over the comparable period from the prior year and accounted for 36% of our revenue. The sales from tanning booths and related products accounted for 15% of our revenue, a decrease of 49% from the prior year and e-gaming royalties accounted for 49% of revenue, a decrease of 16% over the prior year.

     Cost of Revenues

     Cost of revenues amounted to $111,016 from $141,423 a decrease of $30,407 or 22% from the comparable period from the prior year and consisted principally of lower costs associated with the slowdown in the manufacturing and distribution of our UV-free tanning booths and material ($1,043), e-gaming royalties and services ($17,641), and gaming license expenses ($92,332).

     Selling, General and Administrative Expense

     Selling, general and administrative expense ("SG&A") amounted to $1,001,405 from $473,495, an increase of $527,910 or 111% and consisted principally of stock-based compensation ($507,662), advertising and marketing ($101,601), professional fees (comprised of accounting, audit and legal) ($69,311), consulting fees ($211,417), rent ($53,230) other administrative and communication expenses ($58,184).

     The increase in SG&A expenses was due primarily to increased cost in stock-based compensation, advertising, marketing and consulting due to the shift in our business plan away from e-gaming, the UV-free tanning and the spring water branding business, to the stored value card business. SG&A also increased because of increased costs relating to private placement of our common shares to raise money to fund our stored value card business, business development, promotion and marketing.

     Financial Condition, Liquidity and Capital Resources

     At December 31, 2006, the Company had total current assets of $94,321 consisting of cash and cash equivalents of $37,969, inventory of $12,872, receivables of $7,451 and prepaid expenses of $32,563.

     Operations used $470,387 for the fiscal year ended December 31, 2006. Funds used in operations primarily relate to the increased cost in stock-based compensation, advertising, marketing and consulting due to the shift in our business plan away from e-gaming, the UV-free tanning and the spring water branding business, to the stored value card business and our expansion into new markets. In addition, we had increased operational costs relating to the private placement of our common shares to raise money to fund our stored value card business

     Investing activities used $0.00 for the fiscal year ended December 31, 2006.

     Financing activities provided $526,738 for the fiscal year ended December 31, 2006. Funds provided by financing activities were from the sale of 3,374,832 shares of common stock. The Company used $23,335 to repay loans made to the Company from related parties.

     We had no long-term debt at December 31, 2006.

Fiscal Year Ended December  31, 2005

     Revenues

     For the fiscal year ended December 31, 2005, we reported a net loss of $471,308 or $0.02 per share. Revenues amounted to $163,889 of which $56,248 was from the sale of UV-Free Tanning Booths and related supplies, $0.00 was from the sale of spring water and $107,641 was from royalties from e-gaming activities.

     Our revenue decreased by 76% over the comparable period from the prior year. The decrease in revenue was due to a dramatic slow-down in the UV-Free tanning business and therefore a decrease of sales in UV-free tanning booths and related products. The decrease also was a result of slower than expected royalties on e-gaming activities. Sales from tanning booths and related products accounted for 34% of our revenue, a decrease of 81% from the prior year and e-gaming royalties accounted for 66% of revenue, an decrease of 73% over the prior year.

     Cost of Revenues

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

     Financial Condition, Liquidity and Capital Resources

     At December 31, 2005, the Company had total current assets of $58,290 consisting of cash and cash equivalents of $0.00, inventory of $17,154, receivables of $32,587 and prepaid expenses of $8,549.

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

     Revenues

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

     Cost of Revenues

     Cost of revenues amounted to $350,251 from $321,388 an increase of $28,863 or 9% from the comparable period from the prior year and consisted principally of costs associated with the manufacturing and distribution of our UV-free tanning booths and material ($134,944), casino operations ($204,559), bottled spring water ($1,200) and gaming license expenses ($9549).

     Selling, General and Administrative Expense

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

     Revenues

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

B.   Liquidity and Capital Resources

     We have financed our operations from the issuance of equity securities and, to a lesser extent, from non-interest bearing loans from our founder, President and Chief Executive Officer Michael Donaghy..


     From January 1, 2007 to present we have sold approximately 4,810,750 shares of our common shares through private placements with accredited investors. The offering is being conducted pursuant to the exemption provided by Rule 506 of Regulation D, under the Securities Act of 1933. We have raised approximately $1,080,655, before expenses, for working capital to fund our continuing operations and our joint venture acquisitions of Chinese companies.

     As of December 31, 2006 we had approximately $37,969 of cash and cash equivalents.

     To provide working capital for its operations and project development, the Company will need to raise new funds. Traditionally, the Company has raised capital through the issuance of common shares. In addition, from time to time in the past, Michael Donaghy, the President of the Company, personally advanced non-interest-bearing loans to the Company for the day-to-day operations of the Company. It is contemplated that it will continue to raise capital primarily in private placements through investors. No assurance, however, can be given that the Company's future capital requirements will be obtained. The Company's access to capital is always dependent upon future financial market conditions, especially those pertaining to early-stage companies. There can be no guarantee that the Company will be successful in obtaining future financing, when necessary, on economically acceptable terms.

     For the year ended December 31, 2007, the Company believes that it will need approximately CAD$1,000,000 of cash to cover administrative costs and approximately CAD$60,000 for payment of lease properties. The Company anticipates that it will pay for its 2007 administrative and operational costs from existing working capital, from current revenue streams and from private placements through investors. The Company believes it can raise sufficient working capital to complete its anticipated expenditures during the remaining portion of 2007, however, no assurances can be given that the Company will be able to raise cash from additional financing efforts. If the Company is unable to obtain sufficient funds from future financing, or from current revenues, the Company may not be able to become profitable.


C.   Research and development, patents and licenses, etc.

     We are not involved in any research and development and have no registered patents or licenses. In the fiscal years 2006, 2005, 2004, 2003 and 2002, the Company did not have any research, development or patent expenses.


D.   Trend Information

     In 2007, we intend to continue our tight cost control in order to achieve the highest profitability possible. See Item 5A. "Operating and Financial Review and Prospects - Results of Operation" for additional trend information.

The Internet

     The Internet continues to grow at a high rate in terms of the number of users online, the total revenue being generated online and the speed at which communications can be carried. All of these factors contribute to a parallel growth in the number and value of stored value and payment card transactions globally and the market audience for our stored value card business.

     According to published reports, the popularity of the Internet and the continuing increase in the on-line population has established it as one of the fastest growing communications mediums in history, reaching an estimated 50 million users worldwide within only 5 years since its establishment for business and personal use. Comparably, radio did not reach the same level of exposure for 38 years, television for 13 years and cable for 10 years. Today the Internet reaches over one billion users worldwide.

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

The Economy

     We believe that significant opportunities exist in the economy in the stored-value credit/debit card market. Specifically, we believe that our FocusKard suite of product sales will increase as our brand name becomes more entrenched in the market and as we focus on developing more partner distribution channels, particularly with our joint acquisitions in China and other Asian countries. In addition, we anticipate that our stored-card branding and affiliation purchases and activity will continue to increase as we focus on providing a wide variety of product opportunities to new customers. We expect such increases to occur primarily as a result of our marketing plan and the development of relationships with various companies with built-in distribution channels; such as trade organizations and large companies.

     E.   Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

     F.   Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations of the type required to be disclosed in this section.

     G.   Safe harbor (Forward Looking Information)

We are projecting increased expenses.

     We are projecting increased expenses for the fiscal year ending December 31, 2007 as our stored-value card business grows. It is expected that these expenses will be caused primarily by:

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

     We expect to continue developing our stored-value credit/debit card line of business through expanding our customer base and improving functionalities based on customer needs, requests and requirements. In the event that we target other appropriate acquisition or licensing candidates, we may require additional funding to consummate such a relationship.

     We do not currently have sufficient financial resources to meet the funding requirements referenced above. Accordingly, we are currently seeking funding from outside sources, including private placements of our common stock. At the date hereof, we have no firm commitments from anyone to provide additional funding.

Item 6. Directors, Senior Management and Employees

     A. Directors and senior management. Set forth below are particulars respecting our directors and executive officers as of June 24, 2006, and each person's business experience:

     Name              Business Address                 Position
     ----              ----------------                 --------
     Michael Donaghy   1315 Lawrence Ave. East          Chief Executive Officer,
                       Suite 520                        President and Director
                       Toronto, Ontario
                       Canada M3A 3R3

     Paul Bilewicz     c/o 1315 Lawrence Ave. East      Director
                       Suite 520
                       Toronto, Ontario
                       Canada M3A 3R3


     Hon. Doug Lewis   77 Coldwater Street, East        Director
                       Orillia, Ontario
                       Canada, L3V 1W6

     Michael Donaghy, President. Mr. Donaghy, age 43, has been our President, Chief Executive Officer and a member of our Board of Directors since inception. From February 2000 to October 2000 he served as Interim President of Zaurak Capital Corp., an e-gaming holding company. In 1999 he formed and was named President and Chief Executive Officer of CyberGaming Inc., a company engaged in the business of Internet e-gaming sub-licensing, website creation and hosting. Mr. Donaghy resigned as President and CEO of CyberGaming Inc. in September 2000, just prior to joining us. Mr. Donaghy is also President of Citywebsites.com, a website design company, since March 1995.

     Paul Bilewicz, Director. Mr. Bilewicz, age 57, has been a member of our Board of Directors since April, 2007. From 2003 to present, he owns and operates a Resort/ Retreat, Pretty River Valley Inn located in the Blue Mountain area in central Ontario. Prior to that, from approximately 1996 to 2000 he was employed with Glaxo Canada or its parent company GlaxoWellcome Plc. He was Chief Information Officer at Glaxo Canada; he also assumed additional executive responsibility for Finance, Human Resources and Business Process Re-engineering. He was a member of the Glaxo Canada, Board of Directors. In 2000, he joined the Royal Bank of Scotland in Edinburgh as Director of Systems Application Development and Operations for Retail Banking. In 1996, he was appointed to the position of Worldwide Director of Information Technology for the parent company, GlaxoWellcome Plc and relocated to London, England. In that role he was responsible for systems and networks globally for their manufacturing, research and development and commercial operations, as well as being a member of the Executive Committee of the US subsidiary. Mr. Bilewicz received a Bachelor of Mathematics from the University of Waterloo in 1973 and also completed Executive Programs at the Darden Graduate School of Business (University of Virginia), Insead, in Fontainbleu, France and the Fuqua School of Business at Duke University in North Carolina.

     Doug Lewis, Director. The Honorable Doug Lewis, age 69, has been a member of our Board of Directors since March, 2007. From September 2001 to present, Mr. Lewis practices corporate and commercial law, negotiating and elder law, including estate administration with a partnership he formed. Mr. Lewis served as a lawyer member of the Ontario Consent and Capacity Board from October 2002 to October 2005. From 1993 until September 2001, Mr. Lewis pursued a number of business interests, utilizing his experience in law, accounting, business and government while serving as informal "House Counsel" for various companies.

     Mr. Lewis has served in a number of positions in government, including Parliamentary Secretary to the Secretary of the Treasury Board. In 1987, he was appointed to the Cabinet by Prime Minister Brian Mulroney where he served as Minister of State-Government House Leader. From 1988 to 1990, Mr. Lewis held the positions of Government House Leader and Minister of Justice and Attorney General of Canada. In 1990, he was appointed Minister of Transport and in 1991 he was appointed Solicitor General of Canada, a post he held until the Federal election of 1993. In 1984, he was appointed a Queen's Counsel by the Province of Ontario and by the Canadian Federal Government in 1992. Mr. Lewis maintained his membership in the Law Society of Upper Canada during his years as a Member of Parliament and returned to the practice of law in 2001.

     In 1979, Mr. Lewis was elected to the House of Commons as the Member of Parliament for the riding of Simcoe North and continued to so serve until October 1993. In Opposition, Mr. Lewis served as Housing critic, Deputy House
Leader, House Leader and then, Chairman of the Public Accounts Committee.

     After completing his degree as a Chartered  Accountant,  Mr. Lewis attended
Osgoode Hall Law School from 1964 to 1967 and was called to the Bar in the Province of Ontario in 1969. Mr. Lewis trained as a Chartered Accountant, received his degree from the Institute of Chartered Accountants of Ontario in 1962 and was named Fellow of the Institute of Chartered Accountants of Ontario in 1982 for his service to the community and his profession.

     B. Compensation. Mr. Donaghy received a salary of $125,000 for the fiscal years ended December 31, 2004, December 31, 2005 and December 31, 2006 as the
Company's President and Chief Executive Officer. No other compensation was paid to our executive officers.

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


                               SUMMARY COMPENSATION TABLE

                                                                          Long Term Compensation

                                Annual Compensation                 Awards                      Payouts

                                                              Restricted   Securities    LTIP       All Other
Name and             Fiscal     Cash           Other Annual   Stock        Underlying    Payouts    Compensation
Principal position   Year       compensation   Compensation   Award(s)     Options (#)
                                 (US$)            (US$)



Michael Donaghy     2006         $   125,000         --         --         1,600,000         --         --
Director and
President & Chief   2005         $   125,000         --         --              --           --         --
Executive Officer
                    2004         $   125,000         --         --              --           --         --

Paul Bilewicz       2007         $      0.00         --         --              --           --         --
Director

Hon. Doug Lewis     2007         $      0.00         --         --              --           --         --
Director


     C. Board Practices. While not required, each of the Company's directors is a resident of Canada and holds office until the Company's annual meeting or until his successor is duly elected or appointed. Officers are appointed annually by the Board of Directors to serve at the Board's will. The Company has no contracts with any of its Directors that provide for payments upon termination. The Company does not have separate audit or compensation committees because up until 2007 there was only one member on the Board of Directors. However, since the Company has recently increased the size of the Board of Directors from zero to three, the Company intends to establish separate audit and compensation committees.


     D. Employees. As of December 31, 2006, we had a total of five (5) employees
(four (4) full-time and one (1) part-time) in Toronto, Ontario. None of our employees are covered by any collective bargaining agreement. We believe that relations with our employees are good.

     E. Share Ownership. The following table sets forth information relating to the beneficial ownership of our common stock as of the date of this annual report by those persons who beneficially own more than 5% of our common stock and by all of our directors and executive officers as a group, as of June 25, 2007. As of December 31, 2006 there were 26,499,182 shares of common stock outstanding.


Name and Address of Beneficial        Position with the Company          Number of Shares Owned            Percent
------------------------------        -------------------------          ----------------------            -------

Owner (1)
---------
Michael Donaghy (2)                   Director, President &                8,300,000                        31.32%
                                      Chief Executive Officer

Paul Bilewicz                         Director                                 0                              *
Hon. Doug Lewis                       Director                               500,000                         1.89%




CEDE & Co.                            N/A                                  7,619,475                        28.75%
P.O. Box 222
Bowling Green Station
New York, NY 10274




All Officers and
Directors as a Group                                                       8,300,000                        34.68%
(1 Person)



(*)  Owns less than one percent (1%) of the Company's common stock.

(1) All officer and director addresses are c/o the Company at 1315 Lawrence Avenue East, Suite 520, Toronto, Canada M3A 3R3.

(2)  Mr. Donaghy beneficially owns these shares indirectly through his spouse.

Stock Option Plan

     At  the  Company's  2006  Annual  Meeting,   the  shareholders   adopted  a
Non-Qualified Stock Option Plan for the Company (the "Stock Option Plan"). A total of up to ten percent (10%) of the common shares of the Company, (currently 3,529,599 shares) outstanding from time to time, are reserved for the issuance of stock options pursuant to the Stock Option Plan. Options may be issued to directors, key personnel and consultants to the Company, its subsidiaries and affiliates. The holders of options under all of the Stock Option Plan are responsible for all personal tax consequences relating to the options. The exercise prices of the options are based on the fair value of the Company's common shares at the time of grant as determined by our board of directors. The current practice of our board of directors is to grant options with exercise prices that equal 100% of the closing price of our common shares on the applicable date of grant. There are currently 2,100,000 options issued under the Stock Option Plan. As of June 8, 2007 a total of 1,600,000 stock options have been exercised and a total of 500,000 stock options are outstanding.



 The following table sets out stock option awards received by the Named
Executive Officers during the year ended December 31, 2006.


          Option grants of Oxford Investments Holdings Inc. during 2006
                                                                            Market Value of
                                                                              Underlying
                      Securities Under  % of Total Option                   Options on Date
Name                     Options          Grants in Year     Exercise Price   of Grant           Expiration Date
----                     -------          --------------     --------------   --------           ---------------

Michael Donaghy          800,000                38               $ 0.15          NIL             November 16, 2016



     The following table shows, for each Named Executive Officer, the number of common shares acquired through the exercise of options of the Company during the year ended December 31, 2006, the aggregate value realized upon exercise and the number of unexercised options under the Stock Option Plan as at December 31, 2006. The value realized upon exercise is the difference between the market value of common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at December 31, 2006 is the difference between the exercise price of the options and the market value of the Company's common shares on December 31, 2006, which was $0.38 per share of the Company's common stock.

        Aggregate option exercises during 2006 and year end option values

                                                                  Unexercised options at           Value of unexercised in-the-money
                                                                   December 31,2006                options at December 31, 2006 (C$)
                                                                   ----------------                ---------------------------------

                          Securities      Aggregate value
                          acquired at        realized
Name                        exercise            ($)           Exerciseable  Unexerciseable            Exerciseable    Unexerciseable
----                       --------            ---           ------------  --------------            ------------     --------------

Michael Donaghy             800,000        $120,000.00           800,000              0                $184,000.00              0



Item 7.           Major Shareholders and Related Party Transactions

     A. Major shareholders. The Company is not aware of any beneficial owners of 5% or more of the Company's common stock other than those disclosed in Item 6.E. above.

     B. Related party transactions.

     As of June 15, 2007, the Company was indebted to its officers, directors and stockholders $269,708.00, for cash advances, consulting fees and expenses paid on behalf of the Company. These related party loans are uncollateralized, non-interest bearing and due on demand. The Company is indebted to a director in the amount of $137,296, bearing interest at 5% per annum, due upon demand. Interest for the year ended December 31, 2006 amounted to $16,122.

     The Company rents space in Toronto Ontario on a month-to-month agreement from a corporation that is controlled by a director. The monthly rent is $3500.00 (CDN) and as of December 31, 2006, the Company owed the corporation $51,057 in back rent.

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

     During 2006, the Company entered into the direct-banking and payment-card solutions business by concentrating its business around its "FocusKard" suite of products. On or about December 18, 2006, we entered into a joint venture arrangement with the Ko Ho Management Co. Ltd. We acquired a fifty percent (50%) equity interest in the Ko Ho Group of Hong Kong, a company wholly-owned by Mr. Benny Lee. The Ko Ho Group is an investment and management company, specializing in company mergers and acquisitions, management and marketing services in Asia Pacific with a focus in Hong Kong and China. To date through our partnership with the Ko Ho Group, we have acquired an equity interest in three Chinese companies, Arden Trading Company Ltd., Hongxin Insurance Agency and Foshan Foshantong Information Technology Co., Ltd.

Legal Proceedings

     The Company is not a party to any pending or ongoing material legal proceeding nor is the company aware of any threatened or anticipated material legal proceeding against it except as follows:

     In November 2004, 3084735 Nova Scotia Limited, a corporation organized under the laws of Nova Scotia, Canada filed an action against Mega Sun Inc., Celebrity Tan Inc. and Ray Zinck alleging breach of implied warranty, breach of contract, misrepresentation and sale of a defective product in connection with the sale of a tanning mist booth. The booth was manufactured by Mega Sun Inc., an entity unaffiliated with the Company or Celebrity Tan Inc., and sold to Nova Scotia Limited by Celebrity Tan Inc. through Ray Zinck, an independent salesperson. The action seeks damages in the amount of the purchase price of approximately US$30,000.00, plus interest and costs. Celebrity Tan filed a timely defense in response to the claim denying all allegations in the complaint and also filed a cross complaint against Mega Sun Inc. The action is currently in the pretrial stage and has been inactive for the past two years. While Celebrity Tan will vigorously defend this matter, the outcome of the litigation is not certain at this time.

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

Item 9. The Offer and Listing

Price History of Shares

     The Company's common shares are listed in the United States on the National Association of Securities Dealers OTC Bulletin Board, and began trading in May 2004 under the symbol OXIHF. Even though our stock is listed on the OTCBB, it is very thinly traded and trading can be sporadic and as of December 31, 2006, no active established market within or outside the United States existed for our common stock.

         The high and low sale prices for the common shares of the Company on the OTC Bulletin Board for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:
                               OTC Bulletin Board
                             (United States Dollars)

                                High                   Low
 2007                           $0.85                  $0.34
 May                            $0.65                  $0.50
 April                          $0.75                  $0.51
 March                          $0.76                  $0.55
 February                       $0.85                  $0.55
 January                        $0.62                  $0.34
 First Quarter                  $0.85                  $0.34
 2006                           $1.19                  $0.04
 December                       $0.40                  $0.36
 Fourth Quarter                 $0.40                  $0.28
 Third Quarter                  $1.19                  $0.27
 Second Quarter                 $0.50                  $0.13
 First Quarter                  $0.10                  $0.04
 2005                           $0.15                  $0.01
 December                       $0.08                  $0.06
 Fourth Quarter                 $0.08                  $0.06
 Third Quarter                  $0.08                  $0.01
 Second Quarter                 $0.15                  $0.02
 First Quarter                  $0.15                  $0.06
 2004                           $0.55                  $0.10
 Fourth Quarter                 $0.25                  $0.10
 Third Quarter                  $0.55                  $0.20
 Second Quarter                 $0.55                  $0.10



     The closing price of the Company's common shares on the OTCBB on June 22, 2007 was $0.53.

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

Item 16A. Audit Committee Financial Expert

     The Company does not have a separate audit committee at this time because up until April 2007 there was only one member on the Board of Directors.
However, since the Company has recently increased the size of the Board of Directors from one to three, the Company intends to establish an audit committee. The Company therefore does not have an "audit committee financial expert." The Board is currently endeavoring to establish an audit committee with such a candidate and intends to do so as soon as an appropriate individual is identified.

Item 16B. Code of Ethics

     The Company has adopted a code of ethics applicable to all employees and directors. A copy is available upon request to the Chief Executive Officer, Oxford Investments Holdings Inc., 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, Canada M3A 3R3


Item 16C. Principal Accountant Fees and Services

     The Company paid the following fees to Williams and Webster, P.S. and Danziger & Hochman, Chartered Accountants, respectively, during the following fiscal years:



                                   2005                      2006

Audit fees                      US$7,300.00              CDN$38,000.00
Other Fees                         -0-                       -0-
Total                            =======                   =======


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



Item 18. Financial Statements

     The following auditors' reports and consolidated financial statements are included in this Form 20-F:

Oxford Investments Holdings Inc.                                     Sequential
Consolidated Financial Statements                                    Page Number
---------------------------------                                    -----------

Auditors' Report.............................................................F-1
Consolidated Balance Sheet as at December 31, 2003, December 31, 2004
 and December 31, 2005 ......................................................F-3
Consolidated Statements of Operations for the years ended December 31, 2003
 December 31, 2004 and December 31, 2005.....................................F-4
Statement of Stockholders Equity for the year ended, December 31, 2003
 December 31, 2004 and December 31, 2005.....................................F-5
Consolidated Statements of Cash Flows for the year ended
 December 31, 2003, December 31, 2004 and December 31, 2005 .................F-6
Notes to Consolidated Financial Statements...................................F-7

Item 19. Exhibits

Exhibits and Exhibit Index. The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

                                  Exhibit Index

Exhibit No.         Description                                      Page Number
-----------         -----------                                      -----------

  1.1               Articles of Incorporation..................................*
  1.2               Bylaws.....................................................*
  2.1               Specimen Stock Certificate.................................*
  4.1               Agreement with Starnet Systems International Inc.,
                      dated January 25, 2001...................................*
  4.2               Specimen Affiliate Sub-License Agreement...................*
  4.3               Asset Purchase Agreement with Suchow Holdings Ltd.
                      dated April 26, 2001.....................................*
  4.4               Exhibits to Agreement with Starnet Systems
                      International Inc., dated January 25, 2001...............*
  4.5               Mutual Release with CCPC Biotech Inc. dated March 1, 2001..*
  4.6               Sub-License Agreement between Starnet Systems N.V. and
                      International E-Gaming Developers N.V.
                      dated November 20, 2001............*
  4.7               Employment Agreement between Oxford Software Developers
                      Inc. and Michael Donaghy dated July 1, 2001..............*
  4.8               Employment Agreement between Oxford Investments Holdings
                      Inc. and Victor DeLaet dated July 1, 2001................*
  4.9               Agreement between Oxford Software Developers Inc. and West
                      America Securities Corp. dated March 7, 2002.............*
  4.10              Asset Purchase Agreement with Christopher Webster
                      dated April 5, 2006.....................................**
  4.11              Oxford Investments Holdings Inc. Non-Qualified
                      Stock Option Plan.........................................
  4.12              Oxford Investments Holdings Inc. Non-Qualified
                      Stock Option Agreement....................................
  4.13              Joint Venture Agreement between the Ko Ho Group and Oxford
                    Investments Holdings Inc. ..................................
  4.14              Share Purchase Agreement between Ko Ho Group and
                      Arden Trading Company Ltd. and All the Shareholders
                      dated February 28, 2007...................................
  4.15              Share Purchase  Agreement  between Ko Ho Group and Hongxin
                      Insurance Agency of China And All the Shareholders
                      dated March 14, 2007......................................
  4.16              Agreement for Cooperation  between Foshan Wanzhi
                      S&T Company Ltd. and Ko Ho Management Ltd.
                      dated May 7, 2007.........................................
  8.1               List of Subsidiaries.......................................*
 32.1              Certificate of Chief Executive Officer pursuant to
                     Section 906 of the Sarbanes-Oxley Act of 2002..............
 32.2              Certificate of Chief Financial Officer pursuant to
                     Section 906 of the Sarbanes-Oxley Act of 2002..............

     * Incorporated by reference from the Company's annual report on Form 20-F filed on June 28, 2002 or the Company's registration statement on Form 20-F filed on December 19, 2001.
     ** Incorporated by reference from the Company's annual report on Form 20-F filed on June 30, 2006.

     Financial Statement Schedules

     None.

                                   Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                OXFORD INVESTMENTS HOLDINGS INC.



 Date: June 29, 2007                            By:  /S/Michael Donaghy
                                                    ----------------------------
                                                Michael Donaghy, President/
                                                Chief Executive Officer

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

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated a subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

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

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to a record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


By:  /S/ Michael Donaghy
     -------------------
     Michael Donaghy
     Chief Executive Officer

Date: June 29, 2007

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

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated a subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

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

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to a record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



By: /S/ Michael Donaghy
    -------------------
    Michael Donaghy
    Chief Financial Officer


Date:  June 29, 2007

                        OXFORD INVESTMENTS HOLDINGS INC.
                        Consolidated Financial Statements
                        December 31, 2006, 2005 and 2004

                        OXFORD INVESTMENTS HOLDINGS INC.

                                      INDEX

                        December 31, 2006, 2005 and 2004



                                                                            PAGE


2006 REPORT OF INDEPENDENT REGISTERED PUBLIC
    ACCOUNTING FIRM                                                            1

2004 REPORT OF INDEPENDENT REGISTERED PUBLIC
    ACCOUNTING FIRM                                                            2

CONSOLIDATED FINANCIAL STATEMENTS

         Consolidated Balance Sheets - Statement I                             3

         Consolidated Statements of Operations - Statement II                  4

         Consolidated Statements of Shareholders' Equity - Statement III       5

         Consolidated Statements of Cash Flows - Statement IV                  6


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                            7 - 24

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)

We have audited the accompanying consolidated balance sheets of OXFORD INVESTMENTS HOLDINGS INC. as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully discussed in note 2, the Company has incurred operating losses and must continue to fund negative working capital that raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also discussed in note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Danziger Hochman Partners LLP
---------------------------------
Danziger Hochman Partners LLP
Toronto, Ontario
June 8, 2007

Board of Directors
Oxford Investments Holdings Inc.
North York, Ontario
CANADA

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Oxford Investments Holdings Inc., formerly Oxford Software Developers Inc., (an Ontario corporation) as of December 31, 2004, and the related statements of operations and other comprehensive income (loss), stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

/s/ Williams & Webster, P.S.
----------------------------
Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
September 29, 2005


OXFORD INVESTMENTS HOLDINGS INC.                                     Statement I
(Formerly Oxford Software Developers, Inc.)
Consolidated Balance Sheets
As at December 31, 2006, 2005 and 2004


                                                        2006         2005       2004
----------------------------------------------------------------------------------------

ASSETS
    CURRENT
        Cash                                       $   37,969   $     --     $   28,553
        Accounts receivable (note 5)                    7,451       32,587      159,179
        Inventory                                      12,872       17,154       80,941
        Prepaid expenses and deposits                  32,563        8,549       17,422
----------------------------------------------------------------------------------------


                                                       90,855       58,290      286,095
        Property and equipment (note 7)                 3,466        4,437        6,788
----------------------------------------------------------------------------------------


                                                       94,321   $   62,727   $  292,883
========================================================================================


LIABILITIES
    CURRENT
        Bank indebtedness                          $     --     $   13,697   $     --
        Bank loan (note 8)                             28,603       37,167         --
        Accounts payable and accrued liabilities      841,865      943,753      719,228
        Note payable (note 9)                         154,412         --           --
        Loan payable (note 10)                        137,296      162,702         --
        Loans payable (note 11)                       269,708      387,637      540,923
----------------------------------------------------------------------------------------

                                                    1,431,884    1,544,956    1,260,151
----------------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY
    COMMON STOCK (note 14)                          3,417,135    2,813,557    2,805,652
    ADDITIONAL PAID-IN CAPITAL                        507,662         --           --
    ACCUMULATED DEFICIT                           ( 4,871,284) ( 3,909,395) ( 3,438,087)
    ACCUMULATED OTHER COMPREHENSIVE
        LOSS                                      (   391,076) (   386,391) (   334,833)
----------------------------------------------------------------------------------------

                                                  ( 1,337,563) ( 1,482,229) (   967,268)
----------------------------------------------------------------------------------------
                                                   $   94,321   $   62,727   $  292,883
========================================================================================


Going concern and liquidity (notes 2 and 4)
Risk concentrations (note 13)
Commitments and contingencies (note 18)

__________________________, Director




  (The accompanying notes are an integral part of these financial statements.)




OXFORD INVESTMENTS HOLDINGS INC.                                    Statement II
(Formerly Oxford Software Developers, Inc.)
Consolidated Statements of Operations
For The Years Ended December 31, 2006, 2005 and 2004

                                                      2006            2005            2004
--------------------------------------------------------------------------------------------

REVENUES
    Licenses                                   $     66,132    $       --      $       --
    Services                                         90,547         107,641         395,933
    Product                                          28,620          56,248         296,136
--------------------------------------------------------------------------------------------
                                                    185,299         163,889         692,069
--------------------------------------------------------------------------------------------
COST OF REVENUES
    Licenses                                         92,332          40,641           9,549
    Services                                         17,641          26,644         204,559
    Product                                           1,043          74,138         136,143
--------------------------------------------------------------------------------------------
                                                    111,016         141,423         350,251
--------------------------------------------------------------------------------------------
GROSS PROFIT                                         74,283          22,466         341,818
--------------------------------------------------------------------------------------------
SELLING EXPENSES
    Advertising and marketing                       101,601           8,146          43,958
    Commissions and subcontracts                     42,633           5,282          34,252
    Consulting                                       86,417          34,263          33,579
    Communications                                   10,775          26,183          12,545
    Travel                                            8,883           4,986          16,742
--------------------------------------------------------------------------------------------
                                                    250,309          78,860         141,076
--------------------------------------------------------------------------------------------
GENERAL AND ADMINISTRATIVE EXPENSES
    Bad debts (recovery)                         (   82,481)         82,600           1,166
    Consulting (note 18 (d))                        125,000         136,884         161,190
    Depreciation                                        971           2,477           3,465
    General and office                               34,848          10,692           1,769
    Professional fees                                69,311          58,227          93,660
    Rent                                             53,230          50,968          46,128
    Telephone                                         7,678           7,074            --
    Wages and benefits                              542,539          45,713          33,757
--------------------------------------------------------------------------------------------
                                                    751,096         394,635         341,135
--------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                           (    927,122)    (   451,029)    (   140,393)
OTHER INCOME (EXPENSES)
    Interest expense                           (     34,767)    (    20,279)    (    16,303)
    Debt forgiveness                                   --              --            17,328
--------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                       (    961,889)    (   471,308)    (   139,368)
PROVISION FOR INCOME TAXES                             --              --              --
--------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                          (    961,889)    (   471,308)    (   139,368)
OTHER COMPREHENSIVE GAIN (LOSS)
    Foreign currency translation gain (loss)   (      4,685)    (    51,558)    (    82,999)
--------------------------------------------------------------------------------------------
COMPREHENSIVE LOSS                             ($   966,574)   ($   522,866)    ($  222,367)
============================================================================================
BASIC AND DILUTED NET LOSS PER
    COMMON SHARE                               ($      0.04)   ($      0.02)    ($     0.01)
============================================================================================
WEIGHTED AVERAGE NUMBER OF BASIC AND
    DILUTED COMMON SHARES OUTSTANDING            23,368,008      21,765,254      20,958,721
============================================================================================


  (The accompanying notes are an integral part of these financial statements.)



OXFORD INVESTMENTS HOLDINGS INC.

Statement III
(Formerly Oxford Software Developers, Inc.)
Consolidated Statements of Shareholders' Equity (Deficit)
For The Years Ended December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------
                                                                                           Accumulated
                                                          Common Stock        Additional      Other
                                                  Number of                    Paid-In    Comprehensive  Accumulated
                                                   Shares         Amount       Capital     Income/Loss    (Deficit)        Total
                                                 -----------   -----------  -----------   -----------    -----------    -----------

Balance, January 1, 2004                         20,566,600   $ 2,581,164   $      --      ($ 251,834)   ($3,298,719)   ($  969,389)

Stock issued for approximately $0.47 per share,
  $445,684; less expenses of $212,893               952,750       232,791          --            --             --          232,791
Shares cancelled                                (    10,000)    (   8,303)         --            --             --       (    8,303)
Other comprehensive loss                               --            --            --      (   82,999)          --       (   82,999)
Net loss for the year                                  --            --            --            --       (  139,368)    (  139,368)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2004                       21,509,350     2,805,652          --     (   334,833)    (3,438,087)    (  967,268)

Stock issued for approximately $0.05 per share,
  $19,809; less expenses of $11,904                 365,000         7,905          --            --             --            7,905
Other comprehensive loss                               --            --            --     (    51,558)          --       (   51,558)
Net loss for the year                                  --            --            --            --       (  471,308)    (  471,308)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2005                       21,874,350     2,813,557          --     (   386,391)    (3,909,395)    (1,482,229)

Stock issued for approximately $0.17 per share,
  $724,785; less expenses of $200,560             3,374,832       404,225          --            --             --          404,225
Stock issued for services                           450,000        79,353          --            --             --           79,353
Stock options issued                                   --            --         507,662          --             --          507,662
Stock options exercised - net                       800,000       120,000          --            --             --          120,000
Other comprehensive loss                               --            --            --     (     4,685)          --       (    4,685)
Net loss for the year                                  --            --            --            --       (  961,889)    (  961,889)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2006                       26,499,182   $ 3,417,135   $   507,662   ($  391,076)   ($4,871,284)   ($1,337,563)
====================================================================================================================================



  (The accompanying notes are an integral part of these financial statements.)




OXFORD INVESTMENTS HOLDINGS INC.                                    Statement IV
(Formerly Oxford Software Developers, Inc.)
Consolidated Statements of Cash Flows
For The Years-` Ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------------------------------------
                                                                            2006          2005         2004
-------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss for the year                                                ($961,889)   ($471,308)   ($139,368)
    Adjustments to reconcile net loss to net cash used
        by operating activities
            Depreciation                                                       971        2,477        3,465
            Debt forgiveness                                                  --           --        (17,328)
            Stock-based compensation (note 14)                             507,662         --           --
            Shares issued for services (note 14)                            79,353         --           --
    Changes in non-cash working capital items:
        Accounts receivable                                                 25,136      126,592     (157,873)
        Prepaid expenses and deposits                                      (24,014)       8,873       73,066
        Inventory                                                            4,282       63,787     ( 36,964)
        Accounts payable and accrued liabilities                          (101,888)     224,525      147,695
-------------------------------------------------------------------------------------------------------------

Net cash used by operating activities                                     (470,387)     (45,054)    (127,307)
-------------------------------------------------------------------------------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES
    Borrowings (repayments) under bank indebtedness - net                  (13,697)      13,697         --
    Advances (repayment) from bank loan - net                               (8,564)      37,167         --
    Advances (repayment) of note payable - net                             154,412         --         (1,990)
    Cheques written in excess of common stock                                 --           --          8,600
    Proceeds from issuance of common stock                                 404,225        7,905      232,791
    Purchase and cancellation of common stock                                 --           --         (8,308)
    Advances from (payments on) loans payable - net                        (23,335)       9,416       (3,522)
-------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                  513,041       68,185      227,571
-------------------------------------------------------------------------------------------------------------


NET INCREASE IN CASH                                                        42,654       23,131      100,264
FOREIGN CURRENCY TRANSLATION LOSS                                           (4,685)     (51,684)     (83,456)
CASH, BEGINNING OF THE YEAR                                                   --         28,553       11,745
-------------------------------------------------------------------------------------------------------------

CASH, END OF THE YEAR                                                    $  37,969    $    --      $  28,553
=============================================================================================================


Supplemental cash flow information:
    Interest paid                                                        $  26,876    $  14,853    $    --
Non-cash financing activities:
   Capital stock issued upon reduction of related party loan (note 14)   $ 120,000    $    --      $    --



  (The accompanying notes are an integral part of these financial statements.)

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------


1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

     Oxford Investments Holdings Inc. (formerly, International E-Gaming Developers Ltd.) ("the Company") was incorporated on October 13, 2000 under the laws of the Province of Ontario, Canada. On May 17, 2001, the Company changed its name to Oxford Software Developers Inc. and then changed its name to Oxford Investments Holdings Inc. on December 18, 2003.

     On November 3, 2000, the Company incorporated its wholly owned subsidiary, International E-Gaming Developers Inc. (hereinafter "E-Gaming Inc.") under the laws of Antigua and Barbuda. E-Gaming Inc. has been primarily engaged in the operation and marketing of internet gaming sites.

     On November 8, 2001, the Company incorporated a wholly owned subsidiary, International E-Gaming Developers NV (hereinafter "E-Gaming NV"), a limited liability company, under the laws of Curacao, Netherlands Antilles, to engage in the operation of games of chance on the international market via service lines. E-Gaming NV was dissolved in 2003.

     In May 2003, the Company incorporated two wholly owned subsidiaries, Ontario Private Water Labelling Limited and Celebrity Tan Inc., under the laws of Canada to engage in the production and sale of bottled water and to market UV-free tanning products and booths, respectively. The business of Ontario Private Water Labelling Limited has been discontinued, and its net assets and results of operations are not material to the accompanying financial statements.

     Due to changes in United States law, the Company is no longer involved in Internet gaming activities. During the fourth quarter of fiscal 2006, the Company changed its focus to become a provider of stored value cards catering to a wide variety of markets. These products and services are aimed at capitalizing on stored-value and re-loadable prepaid card financial products.

     On November 30, 2006, the Company entered into a joint venture agreement with Ko Ho Management Ltd. ("Ko Ho"), a Hong Kong based company, with the goal of acquiring business operations in the People's Republic of China. Under the terms of this agreement, the Company acquired a 50% interest in Ko Ho via the issuance of 250,000 common shares of the Company and the financing of certain working capital expenses of Ko Ho in the amount of $60,000 over the course of the following 10 months. Under the terms of the joint venture agreement, the Company has agreed to issue up to an additional 1,000,000 common shares and provide additional financing to a maximum of $250,000 for Ko Ho to acquire an existing Chinese corporation. In addition, the Company has agreed to issue a further 250,000 common shares should certain specified performance goals of Ko Ho be met, and to pay certain professional fees and e-commerce service fees of Ko Ho.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the consolidated financial statements. The consolidated financial statements are prepared in United States dollars.

     Basis of Presentation

     The consolidated financial statements include the accounts of Oxford Investments Holdings Inc. and its wholly-owned subsidiaries Celebrity Tan Inc., Ontario Private Labelling Limited and International E-Gaming Developers Inc. The consolidated entity is hereinafter referred to as "the Company." All significant inter-company transactions and balances have been eliminated upon consolidation.

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

     Comprehensive Income

     The Company has adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and presentation of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by or distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under the current accounting standards as a component of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 requires that items be included in other comprehensive income according to their nature, such as: foreign currency items, minimum liability pension adjustments, change in the fair value of derivative financial instruments and unrealized gains and losses on certain debt and equity securities. Comprehensive income is displayed in the statement of shareholders' equity and in the consolidated balance sheet as a component of shareholders' equity.

     The  Company's  other   comprehensive   loss  comprises   foreign  currency
     translation adjustments arising upon translation of the Company's Canadian operating currency to its United States reporting currency.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Fair Value of Financial Instruments

     The Company's estimate of the fair value of cash, bank indebtedness, accounts receivable, bank loan, accounts payable and accrued liabilities and loans and note payable approximates carrying value because of the short maturity of these instruments.

     Income Taxes

     The Company accounts for its income taxes under the liability method specified by SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the effective tax rates which will be in effect when these differences reverse. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

     Property and Equipment

     Property and equipment are recorded at cost less accumulated depreciation. Depreciation of property and equipment is provided annually on a declining balance basis over the estimated useful lives of the assets, except for current year additions on which 1/2 of the rates is applicable. The declining balance rates are as follows:

                  Computer hardware                    30% declining balance
                  Computer software                  100% declining balance
                  Office equipment                     20% declining balance



     Stock-Based Compensation

     The Company accounts for its stock-based compensation in accordance with SFAS No. 123(R) ("SFAS 123(R)"), "Share-Based Payment", which replaced SFAS No. 123 "Accounting for Stock-Based Compensation," and superseded APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under SFAS 123(R), the Company recognizes compensation costs related to share-based payment transactions in the financial statements based on the fair value of the equity (or liability) instruments issued over the period that an employee is expected to provide service in exchange for the award, based on the vesting terms of the specific stock compensation awards. Stock issued to non-employees is valued based on the fair value of the services received or the fair value of the stock given up.

     Advertising Expenses

     The  Company  expenses   advertising  costs  as  incurred.   The  Company's
     advertising and marketing expenses for the years ended December 31, 2006, 2005 and 2004 are presented in the accompanying financial statements.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Use of Estimates

     The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

     Provision for Doubtful Accounts and Bad Debt Expense

     Provision for losses on trade accounts receivable is made in amounts required to maintain an adequate allowance to cover anticipated bad debts. Accounts receivable are charged against the allowance when it is determined by the Company that payment will not be received. Receivables are shown net of an allowance for bad debts.

     Asset Impairment

     In complying with the Financial Accounting Standards Board Statement titled "Accounting for Impairment of long-lived Assets," the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. There was no impairment as at December 31, 2006, 2005 or 2004.

     Inventories

     Inventories are stated at the lower of cost or market on a first-in, first-out basis.

     Foreign Currency Translation

     The Company considers the functional currency to be the local currency and, accordingly, their financial information translated into U.S. dollars using exchange rates in effect at year-end for assets and liabilities and average exchange rates during each reporting period for the results of operations. Adjustments resulting from the translation of the functional currency and of subsidiaries' financial statements are included as a component of other comprehensive income (loss) within shareholders' equity.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

3.   ACCOUNTING PRONOUNCEMENTS

     Recently Adopted Accounting Standards

     In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115," ("SFAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 159 is not expected to have a material impact on the Company's financial position, results of operation or cash flows.

     In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)." (SFAS 158") SFAS 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the year but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, "Employers' Accounting for Pensions", or SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", (c) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS 158 is effective for the Company's fiscal year ending September 30, 2007. The adoption of SFAS 158 is not expected to have a material impact on the Company's financial position, results of operation or cash flows.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------


3.   ACCOUNTING PRONOUNCEMENTS (continued)

     Recently Adopted Accounting Standards (continued)

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." ("SFAS 157") The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on October 1, 2008. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial position, results of operation or cash flows.

     In July 2006, the FASB issued FIN. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109), ("FIN 48") which is effective for fiscal years beginning after December 15, 2006. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the potential impact of FIN 48, but it is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

     In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets ("SFAS No. 156"), which amends FASB Statement No. 140 ("SFAS No. 140"). SFAS 156 may be adopted as early as January 1, 2006, for calendar year-end entities, provided that no interim financial statements have been issued. Those not choosing to early adopt are required to apply the provisions as of the beginning of the first fiscal year that begins after September 15, 2006 (e.g., January 1, 2007, for calendar year-end entities). The intention of the new statement is to simplify accounting for separately recognized servicing assets and liabilities, such as those common with mortgage securitization activities, as well as to simplify efforts to obtain hedge-like accounting. Specifically, the FASB said FAS No. 156 permits a servicer using derivative financial instruments to report both the derivative financial instrument and related servicing asset or liability by using a consistent measurement attribute, or fair value. The adoption of SFAS 156 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------

3.   ACCOUNTING PRONOUNCEMENTS (continued)

     Recently Adopted Accounting Standards (continued)

     In May 2005, the FASB issued SFAS 154, which replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements". The statement applies to all voluntary changes in accounting principle and changes resulting from adoption of a new accounting pronouncement that does not specify transition requirements. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early implementation permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this statement is issued. The adoption of SFAS 154 has not had a material impact on the Company's financial position, results of operations or cash flows.

     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153. This statement addresses the /measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. The adoption of SFAS 153 has not had a material impact on the Company's financial position, results of operations or cash flows.

     In December 2004, the Financial Accounting Standards board issued Statement of Financial Accounting Standards No. 152, which amends FASB statement No. 66, " Accounting for Sales of Real Estate," to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-sharing Transactions." This statement also amends FASB Statement No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of SFAS 152 has not had a material impact on the Company's financial position, results of operations or cash flows.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------


3.   ACCOUNTING PRONOUNCEMENTS (continued)


     In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4." This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "... under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges..." This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard has not had a material impact on the Company's financial position, results of operations or cash flows.

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

     At December 31, 2006, 2005 and 2004, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------

3.   ACCOUNTING PRONOUNCEMENTS (continued)

     Segment Information Segment Information

     The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), during the year ended December 31, 2000. SFAS 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available, evaluated regularly by the chief operating decision makers, or a decision making group, in deciding how to allocate resources and in assessing performance. The adoption of SFAS 131 did not affect the Company's results of operations or financial position, but did affect the disclosure of segment information as reported in note 19.

4.   LIQUIDITY

     During the years ended December 31, 2006, 2005 and 2004, the Company incurred comprehensive net losses of $966,574, $522,866 and $222,367 respectively, and cash used in operations was $470,387, $45,054, and $127,307 respectively. The Company financed its operations using sales of their common stock, bank loans and other loans.

     Management plans to seek additional capital from new equity securities issuances which would provide funds needed to increase liquidity, fund internal growth and fully implement its business plan. (See notes 20 (c) and (d).)

5.   ACCOUNTS RECEIVABLE

     Accounts receivable are stated net of an allowance for doubtful accounts of $8,951 (2005 - $29,819; 2004 - $Nil).


6.   SUBSIDIARIES

     International E-Gaming Developers Inc.

     On November 3, 2000, the Company incorporated a wholly-owned subsidiary, International E-Gaming Developers, Inc. under the laws of Antigua and Barbuda as an international business corporation. E-Gaming Inc. was incorporated to engage in Internet gaming, including international betting, gaming, sports betting and bookmaking activities along with wagers on sporting events taking place outside the Caribbean Community region from residents of countries outside the Caribbean Community region. E-Gaming Inc. was primarily engaged in the operation and marketing of Internet gaming sites.

     During the year ended December 31, 2002, the Company took assumed all operations of E-Gaming Inc.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------

6.   SUBSIDIARIES (continued)

     International E-Gaming Developers NV

     On November 8, 2001, the Company incorporated a wholly owned subsidiary, International E-Gaming Developers NV (hereinafter "E-Gaming NV"), a limited liability company, under the laws of Curacao, Netherlands Antilles. E-Gaming NV was incorporated to engage in the operation of games of chance in the international market via service lines. E-Gaming NV is primarily engaged in the operation and marketing of Internet gaming sites. During the year ended December 31, 2002, the Company assumed all operations of International E-Gaming Developers NV and dissolved the Company in 2003.

     Ontario Private Water Labelling Limited

     In 2003 the Company incorporated a wholly owned subsidiary, Ontario Private Water Labelling Limited, under the laws of Canada. Through this subsidiary, management intends to approach corporate and retail entities that wish to use their own label on bottled water as promotional or marketing tools. Additionally, the Company intended to market its own line of bottled spring water to sell at concerts, sporting events, and other venues. The business of Ontario Private Water Labelling Limited has been discontinued, and its net assets and results of operations are not material to the accompanying financial statements.

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

7.   PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation is provided using the declining balance method over the estimated useful lives of the assets ranging from 20% to 100%.

     The following is a summary of property and equipment and accumulated depreciation:

                                           2006          2005             2004
                                           ----          ----             ----
     Office equipment                   $25,167       $25,167          $24,363
     Computer hardware                    1,713         1,713            1,658
     Computer software                    1,444         1,444            1,398
                                       ---------     ---------        ---------
     Total cost                          28,324        28,324           27,419
     Accumulated depreciation         (  24,858)    (  23,887)       (  20,631)
                                       --------      --------         --------
     Net book value                    $  3,466      $  4,437         $  6,788
                                       ========      ========         ========

     Depreciation expense for the years ended December 31, 2006, 2005 and 2004 were $971, $2,477 and $3,465 respectively.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------

8.   BANK LOAN

     The Company's subsidiary, Celebrity Tan Inc., was advanced a $50,000 (CDN) loan. The loan is repayable in monthly principal payments of $833 (CDN) plus interest at the TD Canada Trust rate of prime plus 1%. The loan is due on demand. Due to its demand feature, the liability is presented on the accompanying financial statement as current.

     Future principal payments in U.S. dollars are as follows:

               2007                                      $8,600
               2008                                      $8,600
               2009                                      $8,600
               2010                                      $2,803

9.   NOTES PAYABLE

     The notes are payable to an arm's length party, bear interest at 12% per annum, payable monthly, and are unsecured and repayable upon demand.

10.  LOAN PAYABLE - RELATED PARTY

     The Company is indebted to a director in the amount of $137,296. The loan bears interest at 5% per annum and is unsecured and repayable upon demand. Interest for the year ended December 31, 2006 amounted to $16,122 (2005 - $13,908). (See note 20 (d).)

11.  LOANS PAYABLE - RELATED PARTIES

     As at December 31, 2006, 2005 and 2004, the Company was indebted to certain of its officers, directors and stockholders $269,708, $387,637 and $540,923, respectively, for cash advances, consulting services and expenses paid on behalf of the Company. These loans are unsecured, non-interest bearing and repayable upon demand.



OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------


12.  DEFERRED INCOME TAXES

     At December 31, 2006, 2005 and 2004, the Company had net deferred tax assets, calculated at an expected rate of 36%, of approximately $994,000, $864,000 and $694,000, respectively, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been recorded at December 31, 2006, 2005 and 2004.

     A reconciliation of combined federal and provincial corporate income taxes at the Company's effective tax rate of 36% (2005 and 2004 - 36%) is as follows:

                                                        2006                      2005                     2004
                                                  ------------             ------------               ------------

    Net loss before income taxes                 $(   961,889)             $(  471,308)               $( 139,368)
                                                  ============              ===========                ==========
    Income taxes at statutory rates              $(   348,000)             $(  170,000)               $(   50,200)
    Tax effect of expenses not deductible
        for income tax purposes:
    Stock based compensation                     $    183,000                       -                         -
    Shares issued for services                   $     28,500                       -                         -
                                                  ------------             ------------               ------------
                                                  (   136,500)              (  170,000)                  ( 50,200)
    Change in valuation allowance                     136,500                  170,000                     50,200
                                                  ------------             ------------               ------------
                                                 $         -              $         -                $         -
                                                  ============             ============               ============


     The significant components of the deferred tax asset at December 31, 2006, 2005 and 2004 were as follows:

                                                    2006                      2005                       2004
                                                 ----------                ----------                 ----------

    Net operating loss carryforwards             $2,761,000                $2,401,000                 $1,930,000
                                                 ==========                ==========                 ==========
    Deferred tax asset                           $   994,000               $   864,000                $   694,000
    Deferred tax asset valuation allowance       $(  994,000)              $(  864,000)              ($   694,000)



     At December 31, 2006, the Company had net operating losses carried forward of approximately $2,761,000. These losses expire in 2008 through to 2016. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during future periods.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------

13.  RISK CONCENTRATIONS


     Customers

     During the year ended December 31, 2006, approximately 32% of the value of the Company's sublicense agreements was represented by one entity, which, in turn, resold the agreements to unrelated third parties. This entity is owned and operated by a stockholder of the Company. Also, during the 2006 fiscal year, approximately 36% of the Company's licensing fee revenue was presented by one third-party entity.

     Due to a change in United States law, the Company is no longer involved in Internet gaming activities.

     Licenses

     The Company's license to gaming software was issued by World Gaming pursuant to a gaming license issued by Antigua during 2001 and Curacao beginning in November 2001. World Gaming was one of the few primary developers and operators of casino and other gaming software in the world. During the years ended December 31, 2006, 2005, and 2004, 100% of the Company's revenue from Internet gaming software was attributable to the World Gaming relationship. As part of the licensing agreement with World Gaming, the Company had the right to sublicense its software. Because World Gaming was the Company's sole licensor, the loss of the World Gaming relationship would have been expected to have a material adverse effect on the Company's revenues, operating results and financial condition.

     During 2006, new anti-gaming legislation was enacted in the United States. World Gaming has ceased operations and, for these reasons, the Company is no longer in the Internet gaming business. The Company has discontinued all of its US-based gaming-related operations by its 2006 fiscal year end. All gaming-related websites were taken offline, all gaming-related services offerings were ceased, and all transactional systems directly related to gaming operations were closed.

     As Internet gaming and operations associated with World Gaming do not constitute the entirety of the Company's Internet commerce operations, the Company's Internet gaming net assets, operations and cash flows from these activities have not been presented in the accompanying financial statements as separately discontinued operations.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------


14.  COMMON STOCK

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

     On December 31, 2006, 2005 and 2004, the Company had 26,499,182, 21,874,350
     and 21,509,350 shares issued and outstanding respectively. The Company has not issued any warrants.

     On October 31, 2006, the Company issued 1,600,000 options to a director at an exercise price of $0.15 vesting immediately, and a term of 10 years. The fair value of the options granted was $507,662 and was calculated using the Black-Scholes option pricing model using the following assumptions:

           Expected volatility:                                 265%
           Risk free interest rate:                             4.5%
           Expected life:                                       2 years
           Dividend yield:                                      0%

     During the year ended December 31, 2006, 800,000 options were exercised at $0.15 per share. As payment for these options, the Company reduced the amount of its outstanding liability to this director by $120,000.

     At December 31, 2006,  800,000 options remained  outstanding.  (See note 20
     (d).)

     During the year ended December 31, 2006, the Company sold for cash 3,374,832 shares of common stock. This stock was sold for approximately $0.17 per share or a total of $724,785, less commissions of $200,560.

     The Company also issued 200,000 common shares during the 2006 fiscal year for services provided by non-employees and 250,000 common shares were issued pursuant to the establishment of the Company's joint venture agreement. (See note 1). These shares were valued at a total of $79,353.

     During the year ended December 31, 2005, the Company sold for cash 365,000 shares of common stock. This stock was sold for approximately $0.05 per share or a total of $23,095 CDN (approximately $0.05 per share or $19,809 U.S.), less commissions of $11,904U.S.

     During the year ended December 31, 2004, the Company sold for cash 952,750 shares of common stock. This stock was sold for approximately $0.56 per share or a total of $536,451 CDN (approximately $0.47 per share or $445,684 U.S.), less commissions of $212,893 U.S

     Also during the year ended December 31, 2004, the Company cancelled 10,000 shares of common stock that it had sold for $10,000 CDN (approximately $8,303 U.S.) in 2004.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------

15.  RELATED PARTY TRANSACTION

     The Company rented commercial space in Toronto, Ontario, beginning in 2003, with a month-to-month agreement for rent for $3,500 CDN. Rent expense for the year ended December 31, 2006 under this lease amounted to $38,847 (2005 and 2004 - $37,608 and $38,847, respectively). Rent was paid to a corporation that is controlled by a director of the Company. As at December 31, 2006, the Company owed the corporation $51,057, which is recorded in accounts payable.

     All related party transactions are recorded at the exchange amount established and agreed to between related parties and are in the normal course of business.

16.  INCOME (LOSS) PER SHARE

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted average number of shares outstanding during the period. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted earnings per share is computed by dividing the net income (loss) adjusted for interest expense on convertible debt by the weighted average number of basic shares outstanding increased by the number of shares that would be outstanding assuming conversion of any stock options, warrants, and convertible debt. Diluted net income (loss) per share for the years ended December 31, 2005 and 2004 is the same as basic net income (loss) per share as there are no common stock equivalents outstanding. Diluted net income (loss) per share for the year ended December 31, 2006 has not been presented as the effect would be anti-dilutive.

17.  LETTER OF INTENT

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

18.  COMMITMENTS AND CONTINGENCIES

     (a)  Potential Litigation

     In November 2004, 3084735 Nova Scotia Limited, a corporation organized under the Laws of the Province of Nova Scotia, filed an action against Mega Sun Inc., Celebrity Tan Inc. and an independent salesperson alleging breach of implied warranty, breach of contract, misrepresentation and sale of a defective product in connection with the sale of a tanning mist booth. The booth was manufactured by Mega Sun Inc., an entity unaffiliated with the Company or Celebrity Tan Inc., and sold to Nova Scotia Limited by Celebrity Tan Inc., through the independent salesperson. The action seeks damages in the amount of the purchase price of approximately $50,000, including interest and costs at December 31, 2006. Celebrity Tan Inc. has filed a timely defense in response to the claim, denying all allegations in the complaint, and has also filed a cross complaint against Mega Sun Inc. The action is currently in the pretrial stage. While Celebrity Tan Inc. will vigorously defend this matter, the outcome of the litigation is not certain at this time. No accrual for this litigation has been made in the accompanying financial statements.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------

18.  COMMITMENTS AND CONTINGENCIES (continued)

     (b)  Offer to Settle

     In June 2005, the Company and its director, Michael Donaghy, entered into a settlement agreement and undertaking with the Alberta Securities Commission. In the agreement, the Company and Mr. Donaghy acknowledged breach of sections 75(1)(a) and 110(1) of the Securities Act, R.S.A. 2000,
     c. S-4 (the "Act") in connection with an alleged illegal distribution of the securities of the Company by an independent consultant hired by the Company to sell its securities. The Company and Mr. Donaghy relied on the accredited investor exemption of the Act to distribute the shares of the Company, and also relied upon the expertise and experience of the sales consultant. As part of the settlement, the Company agreed to pay the Commission $42,000 CDN and Mr. Donaghy agreed that all the exemptions contained in the Alberta Securities Act will not apply to him for two (2) years from the date of the agreement, except that he may trade in securities for his personal account through an agent that is a registered dealer.

     (c)  Computer Security

     The Company operates in an industry which is vulnerable to attacks upon its computer operating security. The risks to the Company's operations are significant and will require continued monitoring to minimize the effects of any possible attacks.

     (d)  Consulting Contract

     The Company has entered into a contract for consulting services with a director. This contract has been renewed to June 2008 at $125,000 per annum.

     (e)  Office Lease

     The Company's wholly owned subsidiary, Celebrity Tan Inc., entered into a lease for its office space, located in Toronto, Ontario on December 1, 2003. Lease payments are currently $1,349 Canadian (approximately $1,113 U.S.) per month. Total payments for the year ended December 31, 2006 were $16,312 CDN (approximately $14,383 U.S.). The lease expired on November 30, 2006, and the company continues to lease the premises on a month-to-month basis.



OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------

19.  SEGMENT INFORMATION

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

     Segment information (after intercompany eliminations) is as follows:

                                                       2006               2005               2004
                                                    ---------          ---------          ---------

    Revenues:
    Oxford Software Developers, Inc.                $ 156,679          $ 107,641          $ 387,996
    Ontario Private Water Labelling Limited              --                 --                2,508
    Celebrity Tan Inc.                                 28,620             56,248            301,565
                                                    ---------          ---------          ---------
Total Revenues                                      $ 185,299          $ 163,889          $ 692,069
                                                    =========          =========          =========

Operating Income (Loss):
    Oxford Software Developers, Inc.                ($894,754)         ($309,437)         ($117,178)
    Ontario Private Water Labelling Limited               176             (4,923)               128
    Celebrity Tan Inc.                                (32,544)          (136,669)           (26,821)
                                                    ---------          ---------          ---------
Net Loss                                            ($927,122)         ($451,029)         ($143,871)
                                                    =========          =========          =========

Identifiable Assets:
    Oxford Software Developers, Inc.                $  76,574          $  28,421          $ 101,766
    Ontario Private Water Labelling Limited              --                 --                9,008
    Celebrity Tan Inc.                                 17,747             34,306            171,831
                                                    ---------          ---------          ---------
Total Identifiable Assets                           $  94,321          $  62,727          $ 292,883
                                                    =========          =========          =========

Depreciation
    Oxford Software Developers, Inc.                ($    971)         ($  2,477)         ($  3,465)
    Ontario Private Water Labelling Limited             (--)               (--)               (--)
    Celebrity Tan Inc.                                  (--)               (--)               (--)
                                                    ---------          ---------          ---------
Total Depreciation                                  ($    971)         ($  2,477)         ($  3,465)
                                                    =========          =========          =========


     All of the Company's assets were held in Canada at December 31, 2006, 2005 and 2004

     The Company's reportable segments are strategic business units that offer different products or services. The segments are managed separately because each business requires different technology and marketing strategies.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
--------------------------------------------------------------------------------


20.  SUBSEQUENT EVENTS

     a) On January 5, 2007, the Company granted 250,000 options to an arm's length company for services provided with an exercise price of $0.15. The options expire no later than 10 years from the date of grant. As at June 8, 2007, these options had not been exercised.

     b) On January 5, 2007, the Company granted 250,000 options to a consultant with an exercise price of $0.15. The options expire no later than 10 years from the date of grant. As at June 8, 2007, these options had not been exercised.

     c) Subsequent to December 31, 2006, the Company issued 4,810,750 common shares for a total consideration of $1,080,655, cash.

     d) In January 2007, the 800,000 stock options that were outstanding at December 31, 2006 were exercised by a director of the Company for proceeds of $120,000. (See note 14.) As payment for these options, the Company reduced the amount of its outstanding liability to this directory by the same amount.

     e) On February 28, 2007, the Company acquired 50% of Arden Trading Company Ltd. of China through Oxford's JV partner, Ko Ho Management Ltd ("Ko Ho"). The Company paid RMB 750,000 ($96,923 U.S.) and issued 250,000 common shares.

     f) On March 14, 2007, the Company acquired 50% of Guangzhou Hongxin Insurance Agency Co. ("Hongxin"), a company operating in the People's Republic of China, through the Company's JV partner, the Ko Ho Management Ltd ("Ko Ho"). The Company issued 160,000 common shares to persons designated by Hongxin.

     g) On April 2, 2007, the Company acquired 35% of Foshan Foshantong Information Technology Co Ltd. ("Foshan") from Wanzhi Electron S & T Co. Ltd. ("Wanzhi") through the Company's JV partner, Ko Ho. As consideration, Ko-Ho will inject RMB 2,000,000 into Foshan and the Company will issue 750,000 common shares.