Form 20-F/A
period 2006-12-31
OXFORD INVESTMENTS HOLDINGS INC
filed 2007-12-13
CIK 1145703

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  Form 20-F/A1


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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not Applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

     "Disclosure controls and procedures": are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports we file with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that the information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company has developed and implemented a disclosure controls and procedures policy with a view to promoting consistent disclosure controls and procedures practices.

     We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in SEC Rule 13a-15(e) as of the end of the fiscal year covered by this Annual Report on Form 20-F. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Acting Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and our Acting Chief Financial Officer concluded that our disclosure controls and procedures are effective. There was no changes in our internal control over financial reporting during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Projections of any evaluation of effectiveness to future periods are also subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. In addition, internal controls over financial reporting remains an evolving concept and, as acknowledged by the SEC in both its rule-making and concept releases as well as its "Final Report of the Committee on Smaller Public Companies" released in April 2006, no definitive industry definition or guidance for management currently exists as to what constitutes adequate internal controls for smaller public companies like us. Accordingly, in light of the continuing SEC dialog as to what constitutes effective control procedures for smaller public companies, our controls and procedures are subject to on-going review and revision by our management.

Changes in Internal Controls

     There have been no changes in our internal control over financial reporting identified in connection with the evaluation described above that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

                                  Exhibit Index

Exhibit No.         Description                                      Page Number
-----------         -----------                                      -----------


  1.1               Articles of Incorporation..................................*
  1.2               Bylaws.....................................................*
  2.1               Specimen Stock Certificate.................................*
  4.1               Agreement with Starnet Systems International Inc.,
                      dated January 25, 2001...................................*
  4.2               Specimen Affiliate Sub-License Agreement...................*
  4.3               Asset Purchase Agreement with Suchow Holdings Ltd.
                      dated April 26, 2001.....................................*
  4.4               Exhibits to Agreement with Starnet Systems
                      International Inc., dated January 25, 2001...............*
  4.5               Mutual Release with CCPC Biotech Inc. dated March 1, 2001..*
  4.6               Sub-License Agreement between Starnet Systems N.V. and
                      International E-Gaming Developers N.V.
                      dated November 20, 2001..................................*
  4.7               Employment Agreement between Oxford Software Developers
                      Inc. and Michael Donaghy dated July 1, 2001..............*
  4.8               Employment Agreement between Oxford Investments Holdings
                      Inc. and Victor DeLaet dated July 1, 2001................*
  4.9               Agreement between Oxford Software Developers Inc. and West
                      America Securities Corp. dated March 7, 2002.............*
  4.10              Asset Purchase Agreement with Christopher Webster
                      dated April 5, 2006.....................................**
  4.11              Oxford Investments Holdings Inc. Non-Qualified
                      Stock Option Plan......................................***
  4.12              Oxford Investments Holdings Inc. Non-Qualified
                      Stock Option Agreement.................................***
  4.13              Joint Venture Agreement between the Ko Ho Group and Oxford
                    Investments Holdings Inc. ...............................***
  4.14              Share Purchase Agreement between Ko Ho Group and
                      Arden Trading Company Ltd. and All the Shareholders
                      dated February 28, 2007................................***
  4.15              Share Purchase  Agreement  between Ko Ho Group and Hongxin
                      Insurance Agency of China And All the Shareholders
                      dated March 14, 2007...................................***
  4.16              Agreement for Cooperation  between Foshan Wanzhi
                      S&T Company Ltd. and Ko Ho Management Ltd.
                      dated May 7, 2007......................................***
  8.1               List of Subsidiaries.......................................*
 23.1               Consent of Danziger & Hochman., Chartered Accountants....***
 99.1               Certificate of Chief Executive  Officer  pursuant to Section
                    906 of the Sarbanes-Oxley Act of 2002....................***
 99.2               Certificate of Chief Financial  Officer  pursuant to Section
                    906 of the Sarbanes-Oxley Act of 2002....................***


     * Incorporated by reference from the Company's annual report on Form 20-F filed on June 28, 2002 or the Company's registration statement on Form 20-F filed on December 19, 2001.
     ** Incorporated by reference from the Company's annual report on Form 20-F filed on June 30, 2006.
     *** Previously filed.


         Financial Statement Schedules

            None.

                                   Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                OXFORD INVESTMENTS HOLDINGS INC.



 Date: December 13, 2007                        By:  /S/Michael Donaghy
                                                    ----------------------------
                                                Michael Donaghy, President/
                                                Chief Executive Officer

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

Date: December 13, 2007

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


Date: December 13, 2007