Form 20-F
period 2007-12-31
OXFORD INVESTMENTS HOLDINGS INC
filed 2008-06-30
CIK 1145703

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 20-F


[ ] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended: December 31, 2007

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the transition period from _______ to ________

[ ] Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report .


Commission file number: ______________



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


The number of outstanding shares of the issuer's common Stock as of December 31, 2007: 39,744,810

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

                                 Yes [ ]      No [X]


If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 Yes [ ]      No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):
   Large accelerated filer      Accelerated filer          Non-accelerated
                                                           filer  [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X]      No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                                 Item 17 [ ]   Item 18 [X]


If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes [ ]      No [X]

                                TABLE OF CONTENTS
                                                                            Page

   FORWARD - LOOKING STATEMENTS                                                5


                                     PART I
Item 1.           Identity of Directors, Senior Management and Advisers        *
Item 2.           Offer Statistics and Expected Timetable .............        *
Item 3.           Key Information ....................................         5
                           Selected Financial Data                             5
                           Capitalization and Indebtedness                     7
                           Reason for the Offer and Use of Proceeds            7
                           Risk Factors ..............................         7
Item 4.           Information on the Company .........................        13
                           History and Development of the Company             13
                           Business Overview                                  14
                           Organizational Structure                           21
                           Property, Plants and Equipment                     21
Item 4A           Unresolved Staff Comments ..........................        21
Item 5.           Operating and Financial Review and Prospects .......        21
                           Operating Results                                  22
                           Liquidity and Capital Resources                    26
                           Research and Development                           27
                           Trend Information                                  27
                           Off-balance sheet arrangements                      *
                           Tabular disclosure of contractual obligations       *
                           Safe harbor                                        27
Item 6.           Directors, Senior Management and Employees .........        28
                           Directors and Senior Management                    28
                           Compensation of Directors and Officers             29
                           Board Policies                                     30
                           Employees                                          31
                           Share Ownership                                    31
Item 7.           Major Shareholders and Related Party Transactions ..        32
                           Major Shareholders                                 32
                           Related Party Transactions                         32
Item 8.           Financial Information ..............................        33
                           Consolidated Statements and Other
                             Financial Information                            33
                           Significant Changes                                34
Item 9.           The Offer and Listing ..............................        34
Item 10.          Additional Information .............................        35
                           Share Capital                                       *
                           Memorandum and articles of incorporation           35
                           Material Contracts                                 35
                           Exchange Controls                                  36
                           Taxation                                           36
                           Dividends and paying agents                         *
                           Statements by experts                               *
                           Documents on display                               40
                           Subsidiary Information                              *
Item 11.          Quantitative and Qualitative Disclosures About Market Risk   *
Item 12.          Description of Securities Other Than Equity Securities       *
                                     PART II
Item 13.          Defaults, Dividends Arrearages and Delinquencies ...         *

Item 14.          Material Modifications to the Rights of Security Holders
                             and Use of Proceeds .................             *
Item 15.          Controls and Procedures ........................            41
Item 16A.         Audit Committee Financial Expert ...............            41
Item 16B.         Code of Ethics .................................            42
Item 16C.         Principal Accountant Fees and Services .........            42
Item 16D.         Exemptions from the Listing Standards for Audit Committees   *
Item 16E.         Purchases of Equity Securities by the Issuer and
                             Affiliated Purchases ................             *

Item 17.          Financial Statements ...........................            42
Item 18.          Financial Statements ...........................            42
Item 19.          Exhibits .......................................            44
SIGNATURES .......................................................            45
CERTIFICATIONS ...................................................            46
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


                                     PART I


Item 1.           Identity of Directors, Senior Management and Advisers

         Not Applicable.


Item 2.           Offer Statistics and Expected Timetable

         Not Applicable.

Item 3.           Key Information

         A.       Selected Financial Data

         The following selected financial data for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 is derived from our audited consolidated financial statements. The selected financial data, as well as the consolidated financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States. The Registrant presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected consolidated financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report.



                                              Year Ended       Year Ended      Year Ended      Year Ended      Year Ended
                                            Dec. 31, 2003    Dec. 31, 2004   Dec. 31, 2005   Dec. 31, 2006   Dec. 31, 2007

Statement of Operations Data:
-----------------------------
      Total revenues ....................   $    439,157    $    692,069    $    163,889    $    185,299    $      6,132
      Net Income/(Net Loss) .............       (331,127)       (139,368)       (471,308)       (961,889)     (3,096,225)
      Basic and diluted
       net loss per share - .............          (0.02)          (0.01)          (0.02)          (0.04)          (0.09)
     Weighted average number of
      Shares used in computing basic and
      Diluted net loss per share- .......     20,018,107      20,958,721      21,765,254      23,368,008      33,640,665
Balance Sheet Data:
-------------------
     Cash and cash equivalents ..........   $     11,745    $     28,553    $    (13,697)   $     37,969    $       0.00
     Total current assets ...............        147,516         286,095          58,290          90,855           9,434
     Total assets .......................        157,309         292,883          62,727          94,321          13,895
     Total current liabilities ..........      1,126,698       1,260,151       1,544,956       1,431,884       1,365,074
     Total liabilities ..................      1,126,698       1,260,151       1,544,956       1,431,884       1,365,074
     Total accumulated deficit ..........     (3,298,719)     (3,438,087)     (3,909,395)      4,871,284)     (7,967,509)
     Total stockholders' equity (deficit)       (969,389)       (967,268)     (1,482,229)     (1,337,563)     (1,351,179)


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

      Year ended December 31,
      ------------------------------------------------------------------------------------------------
                                                  2007         2006       2005          2004      2003
      -----------------------------------
      End of Period                               1.01          .86        .86           .83       .77
      -----------------------------------
      Average for Period                           .97          .87        .83           .81       .72
      ----------------------------------
      High for Period                             1.09          .91        .86           .85       .77
      ---------------------------------
      Low for Period                               .84          .85        .80           .72       .64
      ---------------------------------

The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2007 and 2008. The exchange rates used are the closing rates as provided by the Bank of Canada.

-------------------------------------------------
Month                     High            Low
-------------------------------------------------
December 2007             1.02           0.98
-------------------------------------------------
January 2008              1.01           0.97
-------------------------------------------------
February 2008             1.03           0.98
-------------------------------------------------
March 2008                1.00           0.97
-------------------------------------------------
April 2008                1.00           0.97
-------------------------------------------------
May 2008                  1.00           0.98
-------------------------------------------------

The exchange rate on December 31, 2007 for the conversion of United States dollars into Canadian dollars was $1.01 (CDN$1.00 = US$1.01). As of June 25, 2008 the close rate of exchange for the conversion of United States dollars into Canadian dollars was $0.99 (CDN$1.00 = US$0.9867). The exchange rates used are the nominal noon exchange rates as published by the Bank of Canada.

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

We have a History of Operating Losses and a Significant Accumulated Deficit, and we May Not Maintain Revenue or Achieve Profitability in the Future.

         We have not been profitable since our inception in October 2000. We have an accumulated deficit of ($7,967,509). We expect to continue to incur additional losses for the next fiscal year as a result of a high level of operating expenses, significant up-front expenditures, pursuing new initiatives for the Company and our marketing activities. We have had to rely on raising money through private placement of our stock to fund our ventures and operations. We may never realize significant revenues from our core business or be profitable. Factors that will influence the timing and amount of our growth and profitability include:

     . the success of implementing our business plan;

     . obtaining the necessary funding to grow our business; and

     . our ability to expand, diversify and grow our business.

Our Ability to Continue as a Going Concern

         We face significant challenges in shifting from the development stage to the commercialization of the products that we offer. We have also changed our business focus within the past year. Our business may fail if we do not achieve significant revenue growth or obtain sufficient funding. Our accountants have raised substantial doubts about our ability to continue as a going concern. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in such a transition, and there can be no assurance that we will be successful or that we will ever achieve profitable operations.

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





                    RISK FACTORS RELATED TO OWNING OUR STOCK

Control By Existing Shareholders; Anti-Takeover Effects

         As of December 31, 2007, Michael Donaghy, our sole director, indirectly through his spouse, beneficially owned approximately 8,775,000 shares or 22.08% of our outstanding common shares. As a result, Mr. Donaghy can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs. The voting power of Mr. Donaghy under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

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

         On or about December 18, 2006, we entered into a joint venture arrangement with the Ko Ho Management Co. Ltd. of Hong Kong ("Ko Ho Group"). We acquired a fifty percent (50%) equity interest in the Ko Ho Group, a company wholly-owned by Mr. Benny Lee. The Ko Ho Group is an investment and management company, specializing in company mergers and acquisitions, management and marketing services in Asia Pacific with a focus in Hong Kong and China. To date through our partnership with the Ko Ho Group, we have acquired an equity interest in three Chinese companies, Arden Trading Company Ltd., Hongxin Insurance Agency and Foshan Foshantong Information Technology Co., Ltd.

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

Joint Venture with Serenity Investments Holdings Corp.
------------------------------------------------------

         On July 19, 2007 the Company entered into a joint venture partnership with Serenity Investments Holdings Corp., a British Virgin Islands corporation, to obtain a Payment Processing Engine and an E-Wallet Platform that will provide the technology for the backbone to the Company's FocusKard suite of payment solutions.

C. Organizational Structure

                         OXFORD INVESTMENTS HOLDINGS INC
                              --------------------
                                        |
                                        |
         ------------------------------------------------------------
         |                   |                 |                    |
         |                   |                 |                    |
----------------------   --------------   --------------     --------------
INTERNATIONAL EGAMING     CELEBRITY TAN,  ONTARIO PRIVATE    KO HO
DEVELOPERS, INC. (100%)   INC. (100%)     WATER LABELLING,   GROUP
                                          LTD. 100%)         (50%)
----------------------   --------------   --------------    --------------
                                                               |
                                                               |
     ------------------------------------------------------------
         |                    |                           |
         |                    |                           |
----------------------   --------------    -------------------------------
ARDEN TRADING COMPANY    HONGXIN INSURANCE  FOSHAN FOSHANTONG INFORMATION
LTD. (50%)               AGENCY (50%)       TECHNOLOGY CO. LTD. (35%)
----------------------   --------------    -------------------------------

D. Property, Plants and Equipment

         Our registered office and principal executive offices are located in the City of Toronto, in the Province of Ontario, Canada, at 1315 Lawrence Avenue East, Suite 520, Toronto, Canada M3A 3R3. The term of the lease is three years beginning December 1, 2003, with rent of $3,500 per month.

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

Sources of Revenue

For 2007, we had minimal product revenue as our business model shifted to direct-banking and payment-card solutions and away from the UV free Tanning Booths and related supplies, bottled water and bottled water private labeling, software sub-license fees and web site customization fees. Our services revenue includes amounts derived from consulting fees.

Revenue Recognition

For product sales, the Company generally recognizes revenue at the time of delivery of goods. Sales are reflected net of discounts and returns. For services, revenue is recognized as services are provided. Revenue from operations, advertising and royalties are recognized as earned. Our licensing agreements contain multiple fee elements such as web customization, web hosting, licensing and marketing fees. Fees are allocated to the various components based on objective evidence of fair value, which includes the price charged as if the element was sold separately. We recognize revenue when there is persuasive evidence of an arrangement, such as a licensing agreement, when delivery has occurred, when there is a fixed or determinable fee and when collectibility is probable. When the fee is not fixed or determinable or when collectibility is not assured, the revenue is recognized when received. As amounts are collected, the appropriate revenue is recognized and deferred revenue is recorded for the annual amortizable portion as described below.

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


         A.  Operating Results

         The following is management's discussion and analysis of the our financial condition and results of its operations for the fiscal years ended December 31, 2003, 2004, 2005, 2006 and 2007. Because we are an emerging company and we have recently diversified our business operations, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Fiscal Year Ended December 31, 2007
-----------------------------------

         Revenues
         --------

         For the fiscal year ended December 31, 2007, we reported a net loss of $3,096,225 or $0.09 per share. Revenues amounted to $6,132 ($4886 from a commission fee and $1246 for product sales).

         Our revenue decreased by 97% over the comparable period from the prior year. The decrease in revenue was a result of the discontinuation of e-gaming business, private water branding business, and our UV-free tanning booth business. Due to recent changes in United States law with respect to Internet gaming, the Company has discontinued its e-gaming business and does not expect to receive continued revenues from this source in the next fiscal year. There continues to be a dramatic slow-down in the UV-Free tanning business and therefore there was also a dramatic decrease of sales in UV-free tanning booths and related products.

         Cost of Revenues
         ----------------

         Cost of revenues amounted to ($15,732) from $111,016 a decrease of $126,748 or 115% from the comparable period from the prior year and consisted of a recovery of ($25,745) from licensing fees relating to discontinued e-gaming activities and product costs of $10,013 associated with the slowdown in the manufacturing and distribution of our UV-free tanning booths and material, e-gaming royalties and services, and gaming license expenses.

         Selling, General and Administrative Expense
         -------------------------------------------

         Selling, general and administrative expense ("SG&A") amounted to $3,062,428 from $1,001,405, an increase of $2,061,023 or 206% and consisted principally of advertising and marketing ($1,333,769), commissions and subcontracts ($194,933),professional fees (comprised of accounting, audit and legal) ($86,184), consulting fees ($1,279,368), rent ($48,410) other administrative and communication expenses ($119,764).

         The increase in SG&A expenses was due primarily to increased cost in advertising, marketing and consulting due to the shift in our business plan away from e-gaming, the UV-free tanning and the spring water branding business, to the stored value card business and our partnerships in China. SG&A also increased because of increased consulting costs in connection with our stored value card business, business development, promotion and marketing.

         Financial Condition, Liquidity and Capital Resources
         ----------------------------------------------------

         At December 31, 2007, the Company had total current assets of $9,434 consisting of prepaid expenses.

         Operations used $934,431 for the fiscal year ended December 31, 2007. Funds used in operations primarily relate to the increased cost in stock-based compensation, advertising, marketing and consulting due to the shift in our business plan away from e-gaming, the UV-free tanning and the spring water branding business, to the stored value card business and our expansion into new markets. In addition, we had increased advertising and marketing costs relating to our stored value card business.

         Investing activities used $0.00 for the fiscal year ended December 31, 2007.

         Financing activities provided $1,001,012 for the fiscal year ended December 31, 2007. Funds provided by financing activities were from the sale of 8,350,628 shares of common stock. The Company used $35,368 to repay loans made to the Company from related parties. The Company received $48,444 from related parties.

         We had no long-term debt at December 31, 2007.

Fiscal Year Ended December 31, 2006
-----------------------------------

         Revenues
         --------

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

         Financial Condition, Liquidity and Capital Resources
         ----------------------------------------------------

         At December 31, 2006, the Company had total current assets of $90,855 consisting of cash and cash equivalents of $37,969, inventory of $12,872, receivables of $7,451 and prepaid expenses of $32,563.

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

         Financing activities provided $513,041 for the fiscal year ended December 31, 2006. Funds provided by financing activities were from the sale of 3,374,832 shares of common stock. The Company used $23,335 to repay loans made to the Company from related parties.

         We had no long-term debt at December 31, 2006.

Fiscal Year Ended December 31, 2005
-----------------------------------

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

         Selling, General and Administrative Expense
         -------------------------------------------

         Selling, general and administrative expense ("SG&A") amounted to $473,495 from $482,211, a decrease of $8,716 or 2% and consisted principally of payroll ($45,713), advertising and marketing ($8,146), professional fees
(comprised of accounting, audit and legal) ($58,227), consulting fees ($171,147), bad debts ($82,600), rent ($50,968) other administrative and communication expenses ($56,694).

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

         Financing activities provided $51,684 for the fiscal year ended December 31, 2005. Funds provided by financing activities were from the sale of 365,000 shares of common stock and from the advancement of a bank loan. The Company received $9,416 in loans from related parties.

         We had no long-term debt at December 31, 2005.


Fiscal Year Ended December 31, 2004
-----------------------------------

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

Fiscal Year Ended December 31, 2003
-----------------------------------

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

         B.  Liquidity and Capital Resources

         We have financed our operations from the issuance of equity securities and, to a lesser extent, from non-interest bearing loans from our founder, President and Chief Executive Officer Michael Donaghy.

         From January 1, 2007 to present we have sold approximately 11,245,628 shares of our common shares through private placements with accredited investors. The offering is being conducted pursuant to the exemption provided by Rule 506 of Regulation D, under the Securities Act of 1933. We have raised approximately $1,200,687, before expenses, for working capital to fund our continuing operations and our joint venture acquisitions of Chinese companies.

         As of December 31, 2007 we had approximately $0.00 of cash and cash equivalents.

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

         For the year ended December 31, 2008, the Company believes that it will need approximately CAD$1,000,000 of cash to cover administrative costs and approximately CAD$60,000 for payment of lease properties. The Company anticipates that it will pay for its 2007 administrative and operational costs from existing working capital, from current revenue streams and from private placements through investors. The Company believes it can raise sufficient working capital to complete its anticipated expenditures during the remaining portion of 2008, however, no assurances can be given that the Company will be able to raise cash from additional financing efforts. If the Company is unable to obtain sufficient funds from future financing, or from current revenues, the Company may not be able to become profitable.


         C. Research and development, patents and licenses, etc.

         We are not involved in any research and development and have no registered patents or licenses. In the fiscal years 2007, 2006, 2005, 2004 and 2003, the Company did not have any research, development or patent expenses.


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

         G.  Safe harbor (Forward Looking Information)

We are projecting increased expenses.

         We are projecting increased expenses for the fiscal year ending December 31, 2008 as our stored-value card business grows. It is expected that these expenses will be caused primarily by:

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

   Paul Bilewicz        c/o 1315 Lawrence Ave. East     Director
                        Suite 520
                        Toronto, Ontario
                        Canada M3A 3R3


   Hon. Doug Lewis      77 Coldwater Street, East       Director
                        Orillia, Ontario
                        Canada, L3V 1W6

         Michael Donaghy, President. Mr. Donaghy, age 48, has been our President, Chief Executive Officer and a member of our Board of Directors since inception. From February 2000 to October 2000 he served as Interim President of Zaurak Capital Corp., an e-gaming holding company. In 1999 he formed and was named President and Chief Executive Officer of CyberGaming Inc., a company engaged in the business of Internet e-gaming sub-licensing, website creation and hosting. Mr. Donaghy resigned as President and CEO of CyberGaming Inc. in September 2000, just prior to joining us. Mr. Donaghy is also President of Citywebsites.com, a website design company, since March 1995.

         Paul Bilewicz, Director. Mr. Bilewicz, age 58, has been a member of our Board of Directors since April, 2007. From 2003 to present, he owns and operates a Resort/ Retreat, Pretty River Valley Inn located in the Blue Mountain area in central Ontario. Prior to that, from approximately 1996 to 2000 he was employed with Glaxo Canada or its parent company GlaxoWellcome Plc. He was Chief Information Officer at Glaxo Canada; he also assumed additional executive responsibility for Finance, Human Resources and Business Process Re-engineering. He was a member of the Glaxo Canada, Board of Directors. In 2000, he joined the Royal Bank of Scotland in Edinburgh as Director of Systems Application Development and Operations for Retail Banking. In 1996, he was appointed to the position of Worldwide Director of Information Technology for the parent company, GlaxoWellcome Plc and relocated to London, England. In that role he was responsible for systems and networks globally for their manufacturing, research and development and commercial operations, as well as being a member of the Executive Committee of the US subsidiary. Mr. Bilewicz received a Bachelor of Mathematics from the University of Waterloo in 1973 and also completed Executive Programs at the Darden Graduate School of Business (University of Virginia), Insead, in Fontainbleu, France and the Fuqua School of Business at Duke University in North Carolina.

         Doug Lewis, Director. The Honorable Doug Lewis, age 70, has been a member of our Board of Directors since March, 2007. From September 2001 to present, Mr. Lewis practices corporate and commercial law, negotiating and elder law, including estate administration with a partnership he formed. Mr. Lewis served as a lawyer member of the Ontario Consent and Capacity Board from October 2002 to October 2005. From 1993 until September 2001, Mr. Lewis pursued a number of business interests, utilizing his experience in law, accounting, business and government while serving as informal "House Counsel" for various companies.

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

         B. Compensation. Mr. Donaghy received a salary of $125,000 for the fiscal years ended December 31, 2005, December 31, 2006 and December 31, 2007 as the Company's President and Chief Executive Officer. No other compensation was paid to our executive officers.

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


                           SUMMARY COMPENSATION TABLE

                                                                          Long Term Compensation

                                Annual Compensation                 Awards                    Payouts

                                                              Restricted   Securities   LTIP       All Other
Name and               Fiscal    Cash          Other Annual   Stock        Underlying   Payouts    Compensation
Principal position     Year      compensation  Compensation   Award(s)     Options (#)
                                     (US$)        (US$)

Michael Donaghy         2007       $125,000        -           -              -           -            -
Director and
President & Chief       2006       $125,000        -           -          1,600,000       -            -
Executive Officer
                        2005       $125,000        -           -              -           -            -

Paul Bilewicz           2007        $  0.00        -           -              -           -            -
Director

Hon. Doug Lewis         2007       $   0.00        -           -              -           -            -
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

         D. Employees. As of December 31, 2007, we had a total of four (4) employees (two (2) full-time and two (2) part-time) in Toronto, Ontario. None of our employees are covered by any collective bargaining agreement. We believe that relations with our employees are good.

         E. Share Ownership. The following table sets forth information relating to the beneficial ownership of our common stock as of the date of this annual report by those persons who beneficially own more than 5% of our common stock and by all of our directors and executive officers as a group, as of June 25, 2008. As of December 31, 2007 there were 39,744,810 shares of common stock outstanding.


Name and Address of      Position with the           Number of
Beneficial Owner (1)     Company                     Shares Owned        Percent
--------------------     -------                     ------------        -------


Michael Donaghy (2)      Director, President &       8,775,000            22.08%
                         Chief Executive Officer

Paul Bilewicz            Director                       60,000              *
Hon. Doug Lewis          Director                      500,000             1.26%




CEDE & Co.               N/A                        10,184,725            25.63%
P.O. Box 222
Bowling Green Station
New York, NY 10274




All Officers and                                     9,335,000            23.49%
Directors as a Group
(1 Person)



(*) Owns less than one percent (1%) of the Company's common stock.
(1) All officer and director addresses are c/o the Company at 1315 Lawrence Avenue East, Suite 520, Toronto, Canada M3A 3R3.
(2) Mr. Donaghy beneficially owns these shares indirectly through his spouse.

Stock Option Plan
-----------------

         At the Company's 2006 Annual Meeting, the shareholders adopted a Non-Qualified Stock Option Plan for the Company (the "Stock Option Plan"). A total of up to ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Stock Option Plan. Options may be issued to directors, key personnel and consultants to the Company, its subsidiaries and affiliates. The holders of options under all of the Stock Option Plan are responsible for all personal tax consequences relating to the options. The exercise prices of the options are based on the fair value of the Company's common shares at the time of grant as determined by our board of directors. The current practice of our board of directors is to grant options with exercise prices that equal 100% of the closing price of our common shares on the applicable date of grant. There are currently 2,350,000 options issued under the Stock Option Plan. As of December 31, 2007 a total of 1,600,000 stock options have been exercised and a total of 750,000 stock options are outstanding.

 The following table sets out stock option awards received by the Named Executive Officers during the year ended December 31, 2007.


          Option grants of Oxford Investments Holdings Inc. during 2007

                                                                 Market Value
                                                                 of Underlying
                     Securities   % of Total Option   Exercise   Options on
Name               Under Options   Grants in Year     Price      Date of Grant   Expiration Date
----               -------------   --------------     -----      -------------   ---------------

Michael Donaghy         0                 0          $   0         NIL                N/A

        The following table shows, for each Named Executive Officer, the number of common shares acquired through the exercise of options of the Company during the year ended December 31, 2007, the aggregate value realized upon exercise and the number of unexercised options under the Stock Option Plan as at December 31, 2007. The value realized upon exercise is the difference between the market value of common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at December 31, 2007 is the difference between the exercise price of the options and the market value of the Company's common shares on December 31, 2007, which was $0.09 per share of the Company's common stock.


        Aggregate option exercises during 2007 and year end option values




                                                                                   Value of unexercised
                                   Aggregate           Unexercised options at        in-the-money options at
                     Securities    value                 December 31, 2007           December 31, 2007 (C$)
                     acquired at   realized              -----------------           ----------------------
Name                 exercise       ($)            Exerciseable   Unexerciseable   Exerciseable  Unexerciseable
----                 --------       ---            ------------   --------------   ------------  --------------

Michael Donaghy       800,000    $120,000.00             0                0             0                0


Item 7.           Major Shareholders and Related Party Transactions

         A. Major shareholders. The Company is not aware of any beneficial owners of 5% or more of the Company's common stock other than those disclosed in
Item 6.E. above.

         B. Related party transactions.

         As of June 15, 2008, the Company was indebted to its officers, directors and stockholders $268,735, for cash advances, consulting fees and expenses paid on behalf of the Company. As at December 31, 2007, 2006 and 2005, the Company was indebted to certain of its officers, directors and stockholders $268,735, $407,004, and $387,637, respectively, for cash advances, consulting services and expenses paid on behalf of the Company. These related party loans are uncollateralized, non-interest bearing and due on demand.

         The Company was indebted to a director in the amount of $43,962, bearing interest at 5% per annum, due upon demand. The loan was repaid in fiscal year 2007. Interest for the year ended December 31, 2007 amounted to $33,309.

         The Company rents space in Toronto Ontario on a month-to-month agreement from a corporation that is controlled by a director. The monthly rent is $3500(CDN). Rent expense for the year ended December 31, 2007 under this lease amounted to $35,608. As of May 31, 2008, the Company owed the corporation $21,000.00 in back rent.

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

         B. Significant Changes. In May 2003, the Company entered into two initiatives to further diversify it's interests in the lifestyles consumables market. The first is the distribution of a private line of UV-free tanning booths and related products and the second is the distribution of private labeled bottled spring water. In April 2006, the Company acquired all of the assets WebStar Internet Solutions, a company that delivers revolutionary online payment solutions for companies that wish to accept payments through the Internet for entertainment, products and services. The Company has discontinued its e-gaming, UV-free tanning, and private water branding businesses.

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

         On July 19, 2007 the Company entered into a joint venture partnership with Serenity Investments Holdings Corp., a British Virgin Islands corporation, to obtain a Payment Processing Engine and an E-Wallet Platform that will provide the technology for the backbone to the Company's FocusKard suite of payment solutions. The Company issued 1,500,000 common shares in connection with this joint venture.

         On March 20, 2008, the Board of Directors agreed that the directors would accept 60,000 common stock of the Company, valued at $0.05 CDN a share as consideration for directors' fees to the end of December, 2008. The directors received these shares on March 20, 2008.

         On March 20, 2008, the Board of Directors agreed that each director would be granted an option to purchase 200,000 shares of the Company at the price of $0.12 CDN each for serving as a Director in the year 2007. The options expire March 2013.

         Subsequent to December 31, 2007, the Company issued 1,975,000 common shares for a total consideration of $102,308, cash.


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

Item 9.           The Offer and Listing

Price History of Shares

         The Company's common shares are listed in the United States on the National Association of Securities Dealers OTC Bulletin Board, and began trading in May 2004 under the symbol OXIHF. Even though our stock is listed on the

OTCBB, it is very thinly traded and trading can be sporadic and as of December 31, 2007, no active established market within or outside the United States existed for our common stock.

         The high and low sale prices for the common shares of the Company on the OTC Bulletin Board for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:
                               OTC Bulletin Board
                             (United States Dollars)

                                        High                     Low
2008
June (through June 25, 2008)            $0.08                    $0.05
May                                     $0.16                    $0.05
April                                   $0.12                    $0.06
March                                   $0.20                    $0.10
February                                $0.25                    $0.07
January                                 $0.15                    $0.09
First Quarter                           $0.25                    $0.07
2007                                    $0.65                    $0.04
December                                $0.40                    $0.06
Fourth Quarter                          $0.40                    $0.06
Third Quarter                           $0.50                    $0.35
Second Quarter                          $0.65                    $0.38
First Quarter                           $0.10                    $0.04
2006                                    $1.19                    $0.04
December                                $0.40                    $0.36
Fourth Quarter                          $0.40                    $0.28
Third Quarter                           $1.19                    $0.27
Second Quarter                          $0.50                    $0.13
First Quarter                           $0.10                    $0.04
2005                                    $0.15                    $0.01
December                                $0.08                    $0.06
Fourth Quarter                          $0.08                    $0.06
Third Quarter                           $0.08                    $0.01
Second Quarter                          $0.15                    $0.02
First Quarter                           $0.15                    $0.06
2004                                    $0.55                    $0.10
Fourth Quarter                          $0.25                    $0.10
Third Quarter                           $0.55                    $0.20
Second Quarter                          $0.55                    $0.10

         The closing price of the Company's common shares on the OTCBB on June 24, 2008 was $0.05.

Item 10.          Additional Information

A.  Share Capital.

         Not Applicable

B. Memorandum and articles of incorporation.

         Incorporated by reference from the Company's registration statement on Form 20-F filed on December 19, 2001.

C. Material contracts.

         The Company has employment agreements with its President as discussed more fully below.

         The Company entered into an employment agreement with Michael Donaghy dated July 1, 2001 to serve as our President and also as the general manager of our wholly-owned subsidiary International E Gaming Developers Inc. At the expiration, the Company and Mr. Donaghy signed an agreement to extend the terms of the employment agreement for an additional four (4) years until June 30, 2008. The agreement renews automatically on a year to year basis thereafter, unless terminated by the parties. Mr. Donaghy is entitled to receive an annual salary of $125,000 plus customary vacation, medical, dental and life insurance benefits and reimbursement of certain business expenses. We may terminate the employment agreement for "cause" which includes, (i) failure by Mr. Donaghy to perform his duties in accordance with the employment agreement; (ii) Mr. Donaghy's conviction for a criminal offense involving fraud, misappropriation of monies, property or rights of the Company or an act of moral turpitude; (iii) Mr. Donaghy's willful malfeasance or willful gross misconduct; (iv) a breach of certain provisions of the employment agreement; and (v) for any reason permitted by law that would allow the Company to terminate the agreement without notice or for payment in lieu of notice.

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

         Under the Income Tax Act (Canada) and pursuant to the Canada-United States Income Tax Convention, a U.S. Holder of common shares will be subject to a 15 percent withholding tax on dividends paid or credited or deemed by the Income Tax Act (Canada) to have been paid or credited on such shares. The withholding tax rate is 5 percent, where the U.S. Holder is a corporation that beneficially owns at least 10 percent of the voting shares of the Company.

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

         The Company believes that it was not a PFIC for its fiscal year ended December 31, 2007 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2008. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

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

         We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in SEC Rule 13a-15(e) as of the end of the fiscal year covered by this Annual Report on Form 20-F. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Acting Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and our Acting Chief Financial Officer concluded that our disclosure controls and procedures are effective. There was no changes in our internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16A.         Audit Committee Financial Expert

         The Company does not have a separate audit committee at this time. The Company intends to establish an audit committee in the future. The Company therefore does not have an "audit committee financial expert." The Board is currently endeavoring to establish an audit committee with such a candidate and intends to do so as soon as an appropriate individual is identified.

Item 16B.         Code of Ethics

         The Company has adopted a code of ethics applicable to all employees and directors. A copy is available upon request to the Chief Executive Officer, Oxford Investments Holdings Inc., 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, Canada M3A 3R3


Item 16C.         Principal Accountant Fees and Services

         The Company paid the following fees to Danziger & Hochman, Chartered Accountants, respectively, during the following fiscal years:



                                         2006                       2007

Audit fees                          CDN$38,000.00              CDN$35,000.00
Other Fees                               -0-                        -0-
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



Item 18..         Financial Statements

         The following auditors' reports and consolidated financial statements are included in this Form 20-F:

Oxford Investments Holdings Inc.                                     Sequential
Consolidated Financial Statements                                    Page Number
---------------------------------                                    -----------

Report of Independent Registered Public Accounting Firm .....................F-1
Consolidated Balance Sheet as at December 31, 2006
 and December 31, 2007 ......................................................F-2
Consolidated Statements of Operations for the years ended December 31, 2005
 December 31, 2006 and December 31, 2007.....................................F-3
Consolidated Statement of Shareholders' Deficiency for the year ended,
 December 31, 2005  December 31, 2006 and December 31, 2007..................F-4
Consolidated Statements of Cash Flows for the year ended
 December 31, 2005, December 31, 2006 and December 31, 2007 .................F-5
Notes to Consolidated Financial Statements...................................F-6

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

                                                    Exhibit Index

Exhibit No.                  Description                             Page Number
-----------                  -----------                             -----------

           1.1               Articles of Incorporation.........................*
           1.2               Bylaws............................................*
           2.1               Specimen Stock Certificate........................*
           4.1               Agreement with Starnet Systems International Inc.,
                               dated January 25, 2001..........................*
           4.2               Specimen Affiliate Sub-License Agreement..........*
           4.3               Asset Purchase Agreement with Suchow Holdings Ltd.
                               dated April 26, 2001............................*
           4.4               Exhibits to Agreement with Starnet Systems
                               International Inc., dated January 25, 2001......*
           4.5               Mutual Release with CCPC Biotech Inc. dated
                               March 1, 2001...................................*
           4.6               Sub-License Agreement between Starnet Systems N.V.
                               and International E-Gaming Developers N.V.
                               dated November 20, 2001.........................*
           4.7               Employment Agreement between Oxford Software
                               Developers Inc. and Michael Donaghy
                               dated July 1, 2001..............................*
           4.8               Employment Agreement between Oxford Investments
                               Holdings Inc. and Victor DeLaet dated
                               July 1, 2001....................................*
           4.9               Agreement between Oxford Software Developers Inc.
                               and West America Securities Corp. dated
                               March 7, 2002...................................*
           4.10              Asset Purchase Agreement with Christopher Webster
                               dated April 5, 2006............................**
           4.11              Oxford Investments Holdings Inc. Non-Qualified
                               Stock Option Plan.............................***
           4.12              Oxford Investments Holdings Inc. Non-Qualified
                               Stock Option Agreement....................... ***
           4.13              Joint Venture Agreement between the Ko Ho Group
                               and Oxford Investments Holdings Inc. .........***
           4.14              Share Purchase Agreement between Ko Ho Group and
                               Arden Trading Company Ltd. and All the
                               Shareholders dated February 28, 2007..........***
           4.15              Share Purchase Agreement between Ko Ho Group
                               and Hongxin Insurance Agency of China and All
                               the Shareholders dated March 14, 2007........ ***
           4.16              Agreement for Cooperation  between Foshan Wanzhi
                               S&T Company Ltd. and Ko Ho Management Ltd.
                               dated May 7, 2007.............................***
           8.1               List of Subsidiaries..............................*
          99.1               Certificate of Chief Executive Officer pursuant to
                               Section 906 of the Sarbanes-Oxley Act of 2002....
          99.2               Certificate of Chief Financial Officer pursuant to
                               Section 906 of the Sarbanes-Oxley Act of 2002....

         * Incorporated by reference from the Company's annual report on Form 20-F filed on June 28, 2002 or the Company's registration statement on Form 20-F filed on December 19, 2001.
         ** Incorporated by reference from the Company's annual report on Form 20-F filed on June 30, 2006.
         *** Incorporated by reference from the Company's annual report on Form 20-F filed on July 02, 2007.

Financial Statement Schedules

            None.

                                   Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                      OXFORD INVESTMENTS HOLDINGS INC.



 Date: June 30, 2008                  By:  /S/Michael Donaghy
                                           -------------------------------------
                                      Michael Donaghy, President/
                                      Chief Executive Officer

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

Date: June 30, 2008

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



By:   /S/ Michael Donaghy
      -------------------
      Michael Donaghy
      Chief Financial Officer

Date:  June 30, 2008

                        OXFORD INVESTMENTS HOLDINGS INC.
                        Consolidated Financial Statements
                        December 31, 2007, 2006 and 2005

                        OXFORD INVESTMENTS HOLDINGS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2007, 2006 and 2005

                                      Index


                                                                            PAGE


REPORT OF INDEPENDENT REGISTERED PUBLIC
    ACCOUNTING FIRM                                                            1

CONSOLIDATED FINANCIAL STATEMENTS

    Consolidated Balance Sheets - Statement I                                  2

    Consolidated Statements of Operations - Statement II                       3

    Consolidated Statements of Shareholders' Deficiency - Statement III        4

    Consolidated Statements of Cash Flows - Statement IV                       5


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                            6 - 19

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)

We have audited the accompanying consolidated balance sheets of OXFORD INVESTMENTS HOLDINGS INC. as at December 31, 2007 and 2006 and the accompanying consolidated statements of operations, shareholders' deficiency and cash flows for the years ended December 31, 2007, 2006 and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully discussed in note 2, the Company has incurred operating losses and must continue to fund negative working capital which raises substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also discussed in note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Danziger Hochman Partners LLP


Danziger Hochman Partners LLP
Toronto, Canada
June 19, 2008

OXFORD INVESTMENTS HOLDINGS INC.                                     Statement I
(Formerly Oxford Software Developers, Inc.)
Consolidated Balance Sheets
As at December 31, 2007 and 2006
-----------------------------------------------------------------------------

                                                        2007           2006
-----------------------------------------------------------------------------

ASSETS
    CURRENT
        Cash                                       $      --      $    37,969
        Accounts receivable                               --            7,451
        Inventory                                         --           12,872
        Prepaid expenses and deposits                    9,434          2,563
-----------------------------------------------------------------------------

                                                         9,434         90,855
   PROPERTY AND EQUIPMENT                                4,461          3,466
-----------------------------------------------------------------------------

                                                   $    13,895    $    94,321
=============================================================================

LIABILITIES
    CURRENT
        Bank indebtedness                          $     2,412    $      --
        Bank loan                                       23,539         28,603
        Accounts payable and accrued liabilities       883,339        841,865
        Notes payable                                  187,049        154,412
        Loan payable                                      --          137,296
        Loans payable                                  268,735        269,708
-----------------------------------------------------------------------------

                                                     1,365,074      1,431,884
-----------------------------------------------------------------------------


SHAREHOLDERS' DEFICIENCY
    COMMON STOCK                                     6,407,601      3,417,135
    ADDITIONAL PAID-IN CAPITAL                         917,333        507,662
    PREPAID SHARE SUBSCRIPTION                        (156,000)          --
    ACCUMULATED DEFICIT                             (7,967,509)    (4,871,284)
    ACCUMULATED OTHER COMPREHENSIVE LOSS              (552,604)      (391,076)
-----------------------------------------------------------------------------

                                                    (1,351,179)    (1,337,563)
-----------------------------------------------------------------------------

                                                   $    13,895    $    94,321
=============================================================================


Going concern and liquidity
Contingencies


/s/ Michael Donaghy,     Director


(The accompanying notes are an integral part of these financial statements.)



OXFORD INVESTMENTS HOLDINGS INC.                                    Statement II
(Formerly Oxford Software Developers, Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2007, 2006 and 2005
-------------------------------------------------------------------------------------------
                                                     2007            2006           2005
-------------------------------------------------------------------------------------------

REVENUES
    Licenses                                  $       --      $     66,132    $       --
    Services                                         4,886          90,547         107,641
    Products                                         1,246          28,620          56,248
-------------------------------------------------------------------------------------------
                                                     6,132         185,299         163,889
-------------------------------------------------------------------------------------------
COST OF REVENUES
    Licenses (recovery)                            (25,745)         92,332          40,641
    Services                                          --            17,641          26,644
    Products                                        10,013           1,043          74,138
-------------------------------------------------------------------------------------------
                                                   (15,732)        111,016         141,423
-------------------------------------------------------------------------------------------
GROSS PROFIT                                        21,864          74,283          22,466
-------------------------------------------------------------------------------------------

SELLING EXPENSES
    Advertising and marketing                    1,333,769         101,601           8,146
    Commissions and subcontracts                   194,933          42,633           5,282
    Consulting                                   1,154,368          86,417          34,263
    Communications                                   9,304          10,775          26,183
    Travel                                           9,520           8,883           4,986
-------------------------------------------------------------------------------------------
                                                 2,701,894         250,309          78,860
-------------------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES
    Bad debts (recovery)                             7,013         (82,481)         82,600
    Consulting                                     125,000         125,000         136,884
    Depreciation                                     1,000            971            2,477
    General and office                              83,812          34,848          10,692
    Professional fees                               86,184          69,311          58,227
    Rent                                            48,410          53,230          50,968
    Telephone                                        9,115           7,678           7,074
    Wages and benefits                                --           542,539          45,713
-------------------------------------------------------------------------------------------
                                                   360,534         751,096         394,635
-------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS before the undernoted      (3,040,564)       (927,122)       (451,029)

OTHER EXPENSES - Interest                          (55,661)        (34,767)        (20,279)
-------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                        (3,096,225)       (961,889)       (471,308)
-------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES                            --              --              --
-------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                           (3,096,225)       (961,889)       (471,308)

OTHER COMPREHENSIVE INCOME (LOSS)
    Foreign currency translation loss - net       (161,528)         (4,685)        (51,558)
-------------------------------------------------------------------------------------------
COMPREHENSIVE LOSS FOR THE YEAR               $ (3,257,753)   $   (966,574)   $   (522,866)
===========================================================================================
BASIC AND DILUTED NET LOSS PER
    COMMON SHARE                              $      (0.09)   $      (0.04)   $      (0.02)
===========================================================================================
WEIGHTED AVERAGE NUMBER OF BASIC AND
    DILUTED COMMON SHARES OUTSTANDING           33,640,665      23,368,008      21,765,254
===========================================================================================




(The accompanying notes are an integral part of these financial statements.)




OXFORD INVESTMENTS HOLDINGS INC.
                                                                   Statement III
(Formerly Oxford Software Developers, Inc.)
Consolidated Statements of Shareholders' Deficiency
For the Years Ended December 31, 2007, 2006 and 2005
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            Accumulated
                                         Common Stock           Additional    Prepaid          Other
                                   Number of                     Paid-In       Share       Comprehensive   Accumulated
                                   Shares          Amount        Capital    Subscription     Income/Loss    (Deficit)        Total
====================================================================================================================================
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2004        21,509,350   $ 2,805,652   $      --     $      --      $  (334,833)   $(3,438,087)   $  (967,268)
Stock issued for cash - net          365,000         7,905          --            --             --             --            7,905
Other comprehensive loss                --            --            --            --          (51,558)          --          (51,558)
Net loss for the year                   --            --            --            --             --         (471,308)      (471,308)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2005        21,874,350     2,813,557          --            --         (386,391)    (3,909,395)    (1,482,229)
Stock issued for cash - net        3,374,832       404,225          --            --             --             --          404,225
Stock issued for services            450,000        79,353          --            --             --             --           79,353
Stock options issued                    --            --         507,662          --             --             --          507,662
Stock options exercised - net        800,000       120,000          --            --             --             --          120,000
Other comprehensive loss                --            --            --            --           (4,685)          --           (4,685)
Net loss for the year                   --            --            --            --             --         (961,889)      (961,889)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2006        26,499,182     3,417,135       507,662          --      ($  391,076)   ($4,871,284)    (1,337,563)
Stock issued for cash - net        8,350,628       990,588          --            --             --             --          990,588
Stock issued for services          3,502,774     1,666,197          --            --             --             --        1,666,197
Prepaid share subscription           400,000       156,000          --        (156,000)          --             --             --
Stock issued for extinguishment
  of debt                            192,226        75,753          --            --             --             --           75,753
Stock options issued                    --            --         409,671          --             --             --          409,671
Stock options exercised - net        800,000       101,928          --            --             --             --          101,928
Other comprehensive loss                --            --            --            --         (161,528)          --         (161,528)
Net loss for the year                   --            --            --            --             --       (3,096,225)    (3,096,225)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2007        39,744,810   $ 6,407,601   $   917,333   $  (156,000)   $  (552,604)   $(7,967,509)   $(1,351,179)
====================================================================================================================================


(The accompanying notes are an integral part of these financial statements.)




OXFORD INVESTMENTS HOLDINGS INC.                                    Statement IV
(Formerly Oxford Software Developers, Inc.)
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2007, 2006 and 2005
-------------------------------------------------------------------------------------------------------------------
                                                                                   2007             2006          2005
---------------------------------------------------------------------------- ---------------- -------------- --------------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss for the year                                        $(3,096,225)   $  (961,889)   $  (471,308)
    Adjustments to reconcile net loss to net cash used
        by operating activities
            Depreciation                                               1,000            971          2,477
            Stock-based compensation                                 409,671        507,662           --
            Shares issued for services                             1,666,197         79,353           --
    Changes in non-cash working capital items:
            Accounts receivable                                        7,451         25,136        126,592
            Prepaid expenses and deposits                             23,129        (24,014)         8,873
            Inventory                                                 12,872          4,282         63,787
            Accounts payable and accrued liabilities                  41,474       (101,888)       224,525
-----------------------------------------------------------------------------------------------------------

Net cash used in operating activities                               (934,431)      (470,387)       (45,054)
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Borrowings (repayments) under bank indebtedness - net              2,412        (13,697)        13,697
    Advances (repayments) from bank loan - net                        (5,064)        (8,564)        37,167
    Advances under notes payable                                        --          154,412           --
    Repayment of related party loan                                  (35,368)          --             --
    Proceeds from issuance of common stock - net                     990,588        404,225          7,905
    Advances under (repayments on) loans payable - net                48,444        (23,335)         9,416
-----------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                          1,001,012        513,041         68,185
-----------------------------------------------------------------------------------------------------------

FOREIGN CURRENCY TRANSLATION LOSS                                   (104,550)        (4,685)       (51,684)
-----------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH                                      (37,969)        37,969        (28,553)
CASH, BEGINNING OF THE YEAR                                           37,969           --           28,553
-----------------------------------------------------------------------------------------------------------

CASH, END OF THE YEAR                                            $      --      $    37,969    $      --
===========================================================================================================


Supplemental cash flow information:
    Interest paid                                                $    55,662    $    26,876    $    14,853
    Capital stock issued upon reduction of related party loan    $   101,928    $   120,000    $      --
    Capital stock issued upon reduction of related party loan2   $    75,753    $      --      $      --
    Shares to be issued to extinguish debt                       $   156,000    $      --      $      --


(The accompanying notes are an integral part of these financial statements.)

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------




1.   ORGANIZATION AND DESCRIPTION OF BUSINESS
     ----------------------------------------

     Oxford Investments Holdings Inc. (formerly International E-Gaming Developers Ltd.) ("the Company") was incorporated on October 13, 2000, under the laws of the Province of Ontario, Canada. On May 17, 2001, the Company changed its name to Oxford Software Developers Inc. and then changed its name to Oxford Investments Holdings Inc. on December 18, 2003.

     On November 3, 2000, the Company incorporated its wholly owned subsidiary, International E-Gaming Developers Inc. ("E-Gaming Inc.") under the laws of Antigua and Barbuda. E-Gaming Inc. has been primarily engaged in the operation and marketing of internet gaming sites.

     On November 8, 2001, the Company incorporated a wholly owned subsidiary, International E-Gaming Developers NV ("E-Gaming NV"), a limited liability company, under the laws of Curacao, Netherlands Antilles, to engage in the operation of games of chance on the international market via service lines. E-Gaming NV was dissolved in 2003.

     In May 2003, the Company incorporated two wholly-owned subsidiaries, Ontario Private Water Labelling Limited and Celebrity Tan Inc., under the laws of Canada to engage in the production and sale of bottled water and to market UV-free tanning products and booths, respectively. The business of Ontario Private Water Labelling Limited has been discontinued, and its net assets and results of operations are not material to the accompanying financial statements.

     Due to changes in United States law, the Company is no longer involved in Internet gaming activities. During the fourth quarter of fiscal 2006, the Company changed its focus to become a provider of stored value cards catering to a wide variety of markets. These products and services are aimed at capitalizing on stored-value and reloadable prepaid card financial products.

     On November 30, 2006, the Company entered into a joint venture agreement with Ko Ho Management Ltd. ("Ko Ho"), a Hong Kong-based company, with the goal of acquiring business operations in the People's Republic of China. Under the terms of this agreement, the Company acquired a 50% interest in Ko Ho via the issuance of 250,000 common shares of the Company and the financing of certain working capital expenses of Ko Ho in the amount of $60,000 over the course of the following 10 months. Under the terms of the joint venture agreement, the Company has agreed to issue up to an additional 1,000,000 common shares and provide additional financing to a maximum of $250,000 for Ko Ho to acquire an existing Chinese corporation. In addition, the Company has agreed to issue a further 250,000 common shares should certain specified performance goals of Ko Ho be met, and to pay certain professional fees and e-commerce service fees of Ko Ho.

     Through its partnership with Ko Ho, the Company has acquired an equity interest in three Chinese companies, Arden Trading Company Ltd., Hongxin Insurance Agency and Foshan Foshantong Information Technology Co., Ltd.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------

1. ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)
   ----------------------------------------

     In February 2007, the Company acquired a 50% equity interest in Arden Trading Company Ltd. ("Arden") of China through our partnership with Ko Ho. Arden specializes in the operation of customer loyalty redemption programs. Arden's services include processing bonus point redemptions, gift sourcing, catalogue production, logistics, and call center customer support. It provides long-term outsourcing services to businesses in its areas of expertise.

     In March 2007, the Company acquired a 50% equity interest in Hongxin Insurance Agency of China ("Hongxin") through its partnership with Ko Ho. Hongxin is an insurance agency selling insurance policies and financial instruments to major insurance companies in China since 2004. It is under license issued by China Insurance Supervisory Committee to provide corporate and individual insurance products, risk management, and consultation services.

     In April 2007, the Company acquired a 35% equity interest in Foshan Foshantong Information Technology Co., Ltd. ("Foshantong") through its partnership with Ko Ho. Foshantong provides electronic payment smart card programs for public transportation and small payment transactions.

     In July 2007, the Company entered into a joint venture partnership with Serenity Investments Holdings Corp. ("Serenity"), a British Virgin Islands corporation, to obtain a payment processing engine and an E-Wallet platform that will provide the technology for the backbone to the Company's "FocusKard" suite of payment solutions. The Company issued 1,500,000 common shares in connection with this joint venture.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the accompanying consolidated financial statements. These consolidated financial statements have been prepared in United States dollars.

     Basis of Presentation

     The accompanying consolidated financial statements include the accounts of Oxford Investments Holdings Inc. and its wholly-owned subsidiaries Celebrity Tan Inc., International E-Gaming Developers Inc. and Ontario Private Water Labelling Limited, the latter of which is inactive. (See Note 4.) All significant inter-company transactions and balances have been eliminated.

     The Company's investments in Ko Ho, Arden, Hongxin, Foshantong and Serenity have been presented in the accompanying consolidated financial statements as advertising and marketing and consulting expenses. The purpose of these investments was to facilitate entry into target markets in the People's Republic of China by funding the marketing activities of these entities. Management believes that the Company has no further obligations or contingencies in respect of these entities (unless otherwise disclosed in note 1), will not earn any revenues from the activities of these entities, and that these investments do not meet the criteria for consolidation under SFAS No. 46(R), "Consolidation of Variable Interest Entities."

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
   ------------------------------------------

     Going Concern

     The accompanying consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the measurement and classification of the recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has experienced losses in the three reporting periods and has a working capital deficiency of $1,355,640. During the years ended December 31, 2007, 2006 and 2005, the Company incurred comprehensive net losses of $3,257,753, $966,574 and $522,866, respectively, and cash used in operations was $934,431, $470,387, and $45,054, respectively. The Company financed its operations via the sale of common stock, through bank loans and through the issuance of debt. The Company's ability to realize its assets and discharge its liabilities in the normal course of business is dependent upon continued support of its creditors and shareholders, securing new sources of capital and financing, and the establishment of operations that provide the Company with positive cash flows. The Company is currently attempting to obtain additional financing from its existing shareholders and other strategic investors to continue its operations. However, there can be no assurance that the Company will obtain additional funds from these sources.

     These conditions cause substantial doubt about the Company's ability to continue as a going concern. A failure to continue as a going concern would require that the stated amounts of assets and liabilities be reflected on a liquidation basis that could differ from the current presentation on the going concern basis.


     Use of Estimates

     The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Financial statement items subject to significant management judgment include revenue recognition; the valuation of accounts receivable; the completeness of accounts payable and accrued liabilities and loans and notes payable; the valuation of share compensation expense; and, future income tax assets. While management believes that the estimates and assumptions are reasonable and appropriate in the circumstances, actual results may differ.


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

             Computer hardware                     30% declining balance
             Computer software                    100% declining balance
             Office equipment                      20% declining balance

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
   ------------------------------------------

     Stock-based Compensation

     The Company accounts for stock-based compensation in accordance with SFAS No. 123(R) ("SFAS 123(R)"), "Share-Based Payment", which replaced SFAS No. 123 "Accounting for Stock-Based Compensation," and superseded APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under SFAS 123(R), the Company recognizes compensation costs related to share-based payment transactions in the financial statements based on the fair value of the equity (or liability) instruments issued over the period that an employee is expected to provide service in exchange for the award, based on the vesting terms of the specific compensation awards. Stock issued to non-employees is valued based on the fair value of the services received or the fair value of the stock given up.

     Advertising Expenses

     The Company expenses advertising costs as incurred. The Company's advertising and marketing expenses for the years ended December 31, 2007, 2006 and 2005 are presented in the accompanying consolidated financial statements.

     Provision for Doubtful Accounts and Bad Debt Expense

     Provision for losses on trade accounts receivable is made in amounts required to maintain an adequate allowance to cover anticipated bad debts. Accounts receivable are charged against the allowance when it is determined by the Company that payment will not be received. Receivables are shown net of an allowance for bad debts. Accounts receivable are presented net of an allowance for doubtful accounts of $Nil (2006 - $8,951).


     Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

     In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company has not recorded an impairment loss as at December 31, 2007.

     Inventories

     Inventories are stated at the lower of cost or market on a first-in, first-out basis.

     Foreign Currency Translation

     The Company considers the functional currency to be the local currency and, accordingly, its financial information translated into U.S. dollars using exchange rates in effect at year-end for assets and liabilities and average exchange rates during each reporting period for the results of operations. Adjustments resulting from the translation of the functional currency and of subsidiaries' financial statements are included as a component of other comprehensive loss within the statements of shareholders' deficiency.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
   ------------------------------------------


     Reclassifications

     Certain prior year amounts were reclassified to conform to current year's basis of presentation. These reclassifications did not result in any changes to the Company's accumulated deficit or net losses.

     Revenue Recognition

     The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") as modified by Securities and Exchange Commission Staff Accounting Bulletin No. 104. Under SAB 101, revenue is recognized at the point of passage to the customer of title and risk of loss, there is persuasive evidence of an arrangement, the sales price is determinable, and collection of the resulting receivable is reasonably assured for property. For product sales, the Company generally recognizes revenue at the time of delivery of goods. Sales are reflected net of discounts and returns. For services, revenue is recognized as services are provided. Revenue from casino operations, advertising and royalties (which ceased in 2006) were recognized when earned.

     Comprehensive Income

     The Company has adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and presentation of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by or distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under the current accounting standards as a component of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 requires that items be included in other comprehensive income according to their nature, including certain foreign currency items, changes in the fair value of derivative financial instruments and unrealized gains and losses on certain debt and equity securities.

     The  Company's  other   comprehensive   loss  comprises   foreign  currency
     translation adjustments arising upon translation of the Company's Canadian operating currency to its United States reporting currency.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------


3.   ACCOUNTING PRONOUNCEMENTS
     -------------------------

     Recently Adopted Accounting Standards

     In May 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts - An interpretation of FASB Statement No. 60". SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the Company's insurance risk-management activities. SFAS 163 requires that disclosures about risk-management activities be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The Company is currently evaluating the impact of SFAS No. 163 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company's financial statements.

     In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company's financial statements.

     In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133". SFAS 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. Entities are required to provide enhanced disclosures about: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company's financial statements.

     In December 2007, the FASB issued SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements - an Amendment of ARB No. 51." SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interest of the parent and the interest of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. Determination of the ultimate effect of this pronouncement will depend on the Company's structure at the date of adoption.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------


3. ACCOUNTING PRONOUNCEMENTS (continued)
   -------------------------

     In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141R"), replacing SFAS No. 141, "Business Combinations.". This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement clarifies that acquirers will be required to expense costs related to any acquisitions. SFAS No. 141R will apply prospectively to business combinations for which the acquisition date is on or after fiscal years beginning December 15, 2008. Early adoption is prohibited. Determination of the ultimate effect of this pronouncement will depend on the Company's structure at the date of adoption.

     In June 2007, the Emerging Issues Task Force ("EITF") ratified its conclusion on EITF Issue No. 06-11 "Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact that the adoption of EITF 06-11 will have on its financial position, results of operations and cash flows.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115," ("SFAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 159 is not expected to have a material impact on the Company's financial position, results of operation or cash flows.

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." ("SFAS 157") The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning in the 2008 fiscal year. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial position, results of operation or cash flows.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------


3. ACCOUNTING PRONOUNCEMENTS (continued)
   -------------------------

    In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and, second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material effect on the Company's reported financial position or results of operations.

4.   SUBSIDIARIES AND DISCONTINUED OPERATIONS
     ----------------------------------------

     International E-Gaming Developers Inc.

     On November 3, 2000, the Company incorporated a wholly-owned subsidiary, International E-Gaming Developers, Inc. under the laws of Antigua and Barbuda as an international business corporation. E-Gaming Inc. was incorporated to engage in Internet gaming, including international betting, gaming, sports betting and bookmaking activities along with wagers on sporting events taking place outside the Caribbean Community region from residents of countries outside the region. E-Gaming Inc. was primarily engaged in the operation and marketing of Internet gaming sites. During the 2002 fiscal year, the Company assumed all of the operations of E-Gaming Inc. Due to changes in United States law, the Company ceased its Internet gaming activities during the fourth quarter of fiscal 2006. Management is of the opinion that the net assets and results of operations of the
     Company's gaming operations are not material to the accompanying consolidated financial statements. Accordingly, the financial statements do not present the assets, liabilities and results of operations of these activities separately as discontinued operations.

     Ontario Private Water Labelling Limited

     In 2003 the Company incorporated a wholly-owned subsidiary, Ontario Private Water Labelling Limited, under the laws of Canada. Through this subsidiary, management intended to approach corporate and retail entities that wish to use their own label on bottled water as promotional or marketing tools. Additionally, the Company intended to market its own line of bottled spring water to sell at concerts, sporting events, and other venues. The business of Ontario Private Water Labelling Limited has been discontinued, and its net assets and results of operations are not material to the accompanying consolidated financial statements. Accordingly, the financial statements do not present the assets, liabilities and results of operations of Ontario Private Water Labelling Limited separately as discontinued operations.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------


4. SUBSIDIARIES AND DISCONTINUED OPERATIONS (continued)
   ----------------------------------------

     Celebrity Tan Inc.

     In 2003, the Company incorporated a wholly-owned subsidiary, Celebrity Tan Inc. under the laws of Canada. Celebrity Tan Inc. was incorporated to engage in the building and distribution of UV-free tanning stalls. These stand-up tanning booths spray a fine mist of sunless tanning solution onto the customer. The Company also intended to market through this subsidiary its own line of sunless tanning products. The business of Celebrity Tan Inc. has been discontinued, and its net assets and results of operations are not material to the accompanying financial statements. Accordingly, the financial statements do not present the assets, liabilities and results of operations of Celebrity Tan Inc. separately as discontinued operations.


    Summarized financial information as a result of discontinued operations is as follows:

                                                       December 31, December 31,
                                                           2007         2006
                                                        ---------    ---------

Cash                                                    $     320    $     128
Accounts receivable                                          --          7,451
Inventory                                                    --         12,872
Prepaid expenses and deposits                               9,434       32,563
                                                        ---------    ---------
Total Assets                                            $   9,754    $  53,014
                                                        ---------    ---------

Bank loan                                               $  23,539    $  28,603
Accounts payable and accrued liabilities                  575,893      450,815
                                                        ---------    ---------
Total liabilities                                       $ 599,432    $ 479,418
                                                        ---------    ---------


                                          December 31, December 31, December 31,
                                              2007         2006         2005
                                           ---------    ---------    ---------

Revenues                                   $   1,246    $ 113,204    $ 163,889
Cost of revenues                              10,013     (120,446)     141,423
                                           ---------    ---------    ---------
Gross profit (loss)                        $  (8,767)   $ 233,650    $  22,466

Operating expenses                            25,781      343,178      356,890
                                           ---------    ---------    ---------

Loss from discontinued operations          $ (34,548)   $(109,528)   $(334,424)
                                           ---------    ---------    ---------

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------



5.   PROPERTY AND EQUIPMENT
     ----------------------

     Property and equipment is stated at cost. Depreciation is provided using the declining balance method over the estimated useful lives of the assets ranging from 20% to 100%.

     The following is a summary of property and equipment and accumulated depreciation:

                                               2007      2006
                                             -------   -------
Office equipment                             $29,601   $25,167
Computer hardware                              3,452     1,713
Computer software                               --       1,444
                                             -------   -------

Total cost                                    33,053    28,324
Less: accumulated depreciation                28,592    24,858
                                             -------   -------
Net book value                               $ 4,461   $ 3,466
                                             =======   =======




6.   BANK LOAN
     ---------

     During fiscal 2004, The Company's wholly-owned subsidiary, Celebrity Tan Inc., received the proceeds of a $50,000 CDN loan. The loan is repayable in monthly principal payments of $833 CDN plus interest at prime plus 1%. The loan is unsecured and due on demand. Due to the demand feature, the liability is presented in the accompanying consolidated financial statements as current.

     Future principal payments in U.S. dollars are as follows:

                            2008                  $10,088
                            2009                  $10,088
                            2010                  $ 3,363


7.   NOTES PAYABLE
     -------------

     The notes are due to an arm's-length third party, bear interest at 12% per annum, payable monthly, and are unsecured and repayable upon demand. Due to the demand features, these notes are presented in the accompanying consolidated financial statements as current liabilities.


8.   LOAN PAYABLE - RELATED PARTY
--   ----------------------------

      The Company was indebted to a director. The loan bore interest at 5% per annum and was unsecured. The loan was repaid during fiscal 2007 through the issuance of stock for $101,928 and payment of cash of $35,368. Interest for the year ended December 31, 2007 amounted to $33,309 (2006 - $16,122).



OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------



9.   LOANS PAYABLE - RELATED PARTIES

     As at December 31, 2007, the Company was indebted to certain of its officers, directors and stockholders in the amount of $268,735 for cash advances, consulting services and expenses paid on behalf of the Company.
     These loans are unsecured,  non-interest bearing and repayable upon demand.
     Due to the demand features, these loans are presented in the accompanying consolidated financial statements as current liabilities.

10.  DEFERRED INCOME TAXES

     At December 31, 2007, 2006 and 2005, the Company had net deferred tax assets, calculated at an expected rate of 33% (36% 2006 and 2005), of approximately $1,461,000, $994,000, and $864,000, respectively, principally arising from net operating loss carry forwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been recorded at December 31, 2007, 2006 and 2005.

     A reconciliation of combined federal and provincial corporate income taxes at the Company's effective tax rate of 33% (2006 and 2005 - 36%) is as follows:

                                                2007           2006           2005
                                            -----------    -----------    -----------

Net loss before income taxes                $(3,096,225)   $  (961,889)   $  (471,308)
                                            ===========    ===========    ===========
Income taxes at statutory rates             $(1,022,000)   $  (348,000)   $  (170,000)
Tax effect of expenses not deductible for
income tax purposes:
     Stock-based compensation               $   135,000        183,000           --
     Shares issued for services             $   550,000         28,500           --
                                            -----------    -----------    -----------

                                               (337,000)      (136,500)      (170,000)
Change in valuation allowance                   337,000        136,500        170,000
                                            -----------    -----------    -----------

                                            $      --      $      --      $      --
                                            ===========    ===========    ===========



     The significant components of the deferred tax asset at December 31, 2007, 2006 and 2005 were as follows:

                                             2007           2006           2005
                                         -----------    -----------    -----------
Net operating loss carry forwards        $ 4,427,000    $ 2,761,000    $ 2,401,000
                                         ===========    ===========    ===========
Deferred tax asset                       $ 1,461,000    $   994,000    $   864,000
Deferred tax asset valuation allowance   $(1,461,000)   $  (994,000)   $  (864,000)



At December 31, 2007, the Company had net operating losses for income tax purposes carried forward of approximately $4,427,000. These losses expire in 2008 through to 2027. The ultimate realization of future tax assets is dependent upon the generation of future taxable income.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------


11.  COMMON STOCK
     ------------

     The Company is authorized to issue an unlimited number of voting, common shares without par value. Shares may be transferred with the consent of a majority of the directors or the shareholders through resolution or by a signed instrument.

     On December 31, 2007, 2006 and 2005, the Company had 39,744,810; 26,499,182
     and 21,874,350 shares issued and outstanding, respectively. The Company has not issued any warrants.

     During the year ended December 31, 2007, the Company issued 250,000 options to one related individual and 250,000 options each to two arm's-length individuals. The option have exercise price of $0.15 CDN - $0.71 US, and vesting periods of immediately to one year from date of issuance. These options expire at dates between April 2009 and June 2117. The fair value of the options granted was $409,671 and was calculated using the Black-Scholes option pricing model using the following assumptions:

                           Expected volatility:              254% -260%
                           Risk free interest rate:          4.5%
                           Expected life:                    2 years
                           Dividend yield:                   0%


     At December 31, 2007, 750,000 options remained outstanding.

     On October 31, 2006, the Company issued 1,600,000 options to a director at an exercise price of $0.15 CDN vesting immediately, and a term of 10 years. The fair value of the options granted was $507,662 and was calculated using the Black-Scholes option pricing model using the following assumptions:

                           Expected volatility:              265%
                           Risk free interest rate:          4.5%
                           Expected life:                    2 years
                           Dividend yield:                   0%

     During the year ended December 31, 2007, 800,000 options were exercised at $0.15CDN per share. As payment for these options, the Company reduced the amount of its outstanding liability to this director by $101,928. (See note 8.)

     During the year ended December 31, 2006, 800,000 options were exercised at $0.15 CDN per share. As payment for these options, the Company reduced the amount of its outstanding liability to this director by $120,000.

     During the year ended December 31, 2007, the Company sold for cash 8,350,628 shares of common stock. This stock was sold $1,650,503, cash, less commissions of $659,915.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------


11. COMMON STOCK (continued)
    ------------

     The Company also issued 842,774 shares of common stock during the 2007 fiscal year for services provided by non-employees and 2,660,000 shares of common stock pursuant to the establishment of the Company's joint venture agreement. These shares were valued at a total of $1,666,197.

     During the year ended December 31, 2006, the Company sold for cash 3,374,832 shares of common stock. This stock was sold for $724,785 less commissions of $200,560.

     The Company also issued 200,000 common shares during the 2006 fiscal year for services provided by non-employees and 250,000 common shares were issued pursuant to the establishment of the Company's joint venture agreement. These shares were valued at a total of $79,353.

     During the year ended December 31, 2005, the Company sold for cash 365,000 shares of common stock. This stock was sold for $19,809, less commissions of $11,904.

12.  RELATED PARTY TRANSACTIONS
     --------------------------

     The Company rents space in Toronto, Canada, from a corporation controlled by a director of the Company, under a month-to-month agreement at $3,500 CDN per month. Rent expense for the year ended December 31, 2007 under this lease amounted to $35,608 (2006 and 2005 - $38,847 and $37,608, respectively). See also notes 8 and 9.
     Related party transactions are recorded at the exchange amount established and agreed to between related parties and are in the normal course of business.

13.  INCOME (LOSS) PER SHARE
     -----------------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted average number of shares outstanding during the period. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting these shares by the amount of time that they were outstanding. Diluted earnings per share is computed by dividing the net income (loss) adjusted for interest expense on convertible debt by the weighted average number of basic shares outstanding increased by the number of shares that would be outstanding assuming conversion of any stock options, warrants, and convertible debt. Diluted net income
     (loss) per share for the year ended December 31, 2005 is the same as basic net income (loss) per share as there were no common stock equivalents outstanding. Diluted net income (loss) per share for the two most recent years ended December 31 has not been presented as the effect would be anti-dilutive.

OXFORD INVESTMENTS HOLDINGS INC.
(Formerly Oxford Software Developers, Inc.)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005
--------------------------------------------------------------------------------


14.  CONTINGENCIES
     -------------

     In November 2004, a Canadian corporation filed an action against Mega Sun Inc., Celebrity Tan Inc. and an independent salesperson alleging breach of implied warranty, breach of contract, misrepresentation and sale of a defective product in connection with the sale of a tanning mist booth. The booth was manufactured by Mega Sun Inc., an entity unaffiliated with the Company or Celebrity Tan Inc., and sold to the plaintiff by Celebrity Tan Inc., through the independent salesperson. The action seeks damages in the amount of the purchase price of approximately $50,000, including interest and costs at December 31, 2006. Celebrity Tan Inc. has filed a defense in response to the claim, denying all allegations in the complaint, and has also filed a cross complaint against Mega Sun Inc. The action is currently in the pretrial stage. While Celebrity Tan Inc. will vigorously defend this matter, the outcome of the litigation is not certain at this time. No accrual for this litigation has been made in the accompanying financial statements.


15.      SUBSEQUENT EVENTS
         -----------------

a) On March 20, 2008, the Board of Directors agreed that the directors would accept 60,000 common stock of the Company, valued at $0.05 CDN a share as consideration for directors' fees to the end of December, 2008. The directors received these shares on March 20, 2008.

b) On March 20, 2008, the Board of Directors agreed that each director would be granted an option to purchase 200,000 shares of the Company at the price of $0.12 CDN each for serving as a Director in the year 2007. The options expire March 2013.

c) Subsequent to December 31, 2007, the Company issued 1,975,000 common shares for a total consideration of $102,308, cash.


16.      FINANCIAL INSTRUMENTS
         ---------------------

     The Company's financial instruments comprise accounts receivable, bank indebtedness and bank loan, accounts payable and accrued liabilities and loans and notes payable. In management's opinion, the fair value of these instruments approximates carrying value due to their short maturities.

     Currency Risk The Company is exposed to certain currency risks that the value of certain financial instruments will fluctuate due to changes in foreign exchange rates. Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

     Interest Rate Risk The Company is exposed to interest rate risk arising from fluctuations in interest rates on its short-term borrowings and other obligations. The Company's borrowing and obligations loans bear interest at fixed and variable rates. Management is of the opinion that the Company is not exposed to significant interest rate risks in respect of these instruments as these resemble rates available in the current market for debt of similar terms and maturities, except for debt with related parties.