Form 20-F
period 2008-12-31
OXFORD INVESTMENTS HOLDINGS INC
filed 2009-07-01
CIK 1145703

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 20-F


[ ] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended: December 31, 2008

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[ ] Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report


Commission file number: 021-98325
                        ---------


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

The number of outstanding shares of the issuer's common Stock as of December 31, 2008: 48,454,810

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

       Yes [ ]       No[X]


If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

       Yes [ ]       No[X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

       Yes [X]       No[ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (ss.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).



Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

       Yes [ ]       No[ ]








Large accelerated filer [ ]  Accelerated filer [ ]    Non-accelerated filer [X]


Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

               International Financial Reporting Standards as issued
U.S. GAAP  [X] by theInternational Accounting Standards Board  [ ]     Other [ ]


 If other has been checked by the previous statement, indicate by check mark which financial statement item the registrant has elected to follow.

       Item 17 [ ]     Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

       Yes [ ]       No[X]

                                TABLE OF CONTENTS
                                                                            Page

   FORWARD - LOOKING STATEMENTS                                                5
--------------------------------------------------------------------------------

                                     PART I
Item 1.     Identity of Directors, Senior Management and Advisers              *
Item 2.     Offer Statistics and Expected Timetable                            *
Item 3.     Key Information                                                    5
                     Selected Financial Data                                   5
                     Capitalization and Indebtedness                           *
                     Reason for the Offer and Use of Proceeds                  *
                     Risk Factors                                              7
Item 4.     Information on the Company                                        14
                     History and Development of the Company                   14
                     Business Overview                                        14
                     Organizational Structure                                 19
                     Property, Plants and Equipment                           20
Item 4A     Unresolved Staff Comments                                          *
Item 5.     Operating and Financial Review and Prospects                      20
                     Operating Results                                        20
                     Liquidity and Capital Resources                          26
                     Research and Development                                 27
                     Trend Information                                        27
                     Off-balance sheet arrangements                            *
                     Tabular disclosure of contractual obligations             *
                     Safe harbor                                              28
Item 6.     Directors, Senior Management and Employees                        29
                     Directors and Senior Management                          29
                     Compensation of Directors and Officers                   30
                     Board Policies                                           30
                     Employees                                                31
                     Share Ownership                                          31
Item 7.     Major Shareholders and Related Party Transactions                 32
                     Major Shareholders                                       32
                     Related Party Transactions                               32
Item 8.     Financial Information                                             33
                     Consolidated Statements and Other Financial Information  33
                     Significant Changes                                      33
Item 9.     The Offer and Listing                                             34
Item 10.    Additional Information                                            35
                     Share Capital                                             *
                     Memorandum and articles of incorporation                 35
                     Material Contracts                                       35
                     Exchange Controls                                        36
                     Taxation                                                 36
                     Dividends and paying agents                               *
                     Statements by experts                                     *
                     Documents on display                                     41
                     Subsidiary Information                                    *
Item 11.    Quantitative and Qualitative Disclosures About Market Risk         *
Item 12.    Description of Securities Other Than Equity Securities             *

                               PART II
Item 13.    Defaults, Dividends Arrearages and Delinquencies                   *
Item 14.    Material Modifications to the Rights of Security Holders and
               Use of Proceeds                                                 *
Item 15.    Controls and Procedures                                           42
Item 16A.   Audit Committee Financial Expert                                  43
Item 16B.   Code of Ethics                                                    43
Item 16C.   Principal Accountant Fees and Services                            43
Item 16D.   Exemptions from the Listing Standards for Audit Committees         *
Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated
               Purchases                                                       *

Item 17.    Financial Statements                                              44
Item 18.    Financial Statements                                              44
Item 19.    Exhibits                                                          45
SIGNATURES                                                                    46
CERTIFICATIONS                                                                47
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


                                     PART I


Item 1.           Identity of Directors, Senior Management and Advisers

         Not Applicable.


Item 2.           Offer Statistics and Expected Timetable

         Not Applicable.

Item 3.           Key Information

         A.       Selected Financial Data

         The following selected financial data for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 is derived from our audited consolidated financial statements. The selected financial data, as well as the consolidated financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States. The Registrant presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected consolidated financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report.



                                              Year Ended       Year Ended      Year Ended     Year Ended      Year Ended
                                            Dec. 31, 2004    Dec. 31, 2005   Dec. 31, 2006  Dec. 31, 2007   Dec. 31, 2008
                                            -------------    -------------   -------------  -------------   -------------
Statement of Operations Data:
      Total revenues from                   $    692,069    $    163,889    $     72,095    $      4,886    $       0.00
          Continuing Operations
      Total Revenues from                           0.00            0.00         113,204           1,246           7,770
          Discontinued Operations
      Net Income/(Net Loss)                     (139,368)       (471,308)       (961,889)     (3,096,225)       (593,186)
      Basic and diluted
       net loss per share -                        (0.01)          (0.02)          (0.04)          (0.09)          (0.01)
     Weighted average number of
      Shares used in computing basic and
      Diluted net loss per share-             20,958,721      21,765,254      23,368,008      33,640,665      43,216,873
Balance Sheet Data:
     Cash and cash equivalents              $     28,553    $    (13,697)   $     37,969    $       0.00    $       0.00
     Total current assets                        286,095          58,290          90,855            0.00           4,399
     Total assets                                292,883          62,727          94,321          14,215           8,132
     Total current liabilities                 1,260,151       1,544,956       1,431,884       1,365,394       1,202,780
     Total liabilities                         1,260,151       1,544,956       1,431,884       1,365,394       1,202,780
     Total accumulated deficit                (3,438,087)     (3,909,395)     (4,871,284)     (7,967,509)     (8,560,695)
     Total stockholders' equity (deficit)       (967,268)     (1,482,229)     (1,337,563)     (1,351,179)     (1,194,648)


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

Year ended December 31,
--------------------------------------------------------------------------------
                            2008       2007      2006      2005      2004
-----------------------
End of Period                .83       1.01       .86       .86       .83

-----------------------
Average for Period           .94        .97       .87       .83       .81

-----------------------
High for Period             1.02       1.09       .91       .86       .85

-----------------------
Low for Period              0.77        .84       .85       .80       .72

-----------------------

The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2007 and 2008. The exchange rates used are the closing rates as provided by the Bank of Canada.
-------------------------------------------------
Month                     High            Low
-------------------------------------------------
December 2008             0.83           0.77
-------------------------------------------------
January 2009              0.84           0.78
-------------------------------------------------
February 2009             0.81           0.77
-------------------------------------------------
March 2009                0.81           0.77
-------------------------------------------------
April 2009                0.83           0.79
-------------------------------------------------
May 2009                  0.92           0.84
-------------------------------------------------

The exchange rate on December 31, 2008 for the conversion of United States dollars into Canadian dollars was $0.83 (CDN$1.00 = US$0.8256). As of June 15, 2009, the close rate of exchange for the conversion of United States dollars into Canadian dollars was $0.87 (CDN$1.00=US$1.1324). The exchange rates used are the nominal noon exchange rates as published by the Bank of Canada.

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


                      RISK FACTORS RELATED TO OUR BUSINESS

We Have A Limited Operating History So It May Be Difficult For You To Evaluate Our Business And Its Future Prospects

It may be difficult to evaluate our business and prospects because we have a limited operating history. We were incorporated in October 2000 and we began operations in November 2000. In our first two years of operations, we focused our business on the Internet e-gaming market, however in early 2003; we expanded our operations into the lifestyle consumables market. Through our subsidiaries Celebrity Tan, Inc. and Ontario Private Water Labeling Ltd, we entered the UV-free sunless tanning and private water labeling markets. During 2006, we entered into the stored-value credit/debit card market through our suite of "FocusKard" products and our acquisition of ownership interests of companies in China. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. The risks, expenses and difficulties that we expect to encounter include:

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

We Have A History Of Operating Losses And A Significant Accumulated Deficit, And We May Not Maintain Revenue Or Achieve Profitability In The Future.

         We have not been profitable since our inception in October 2000. We have an accumulated deficit of ($8,560,695). We expect to continue to incur additional losses for the next fiscal year as a result of a high level of operating expenses, significant up-front expenditures, pursuing new initiatives for the Company and our marketing activities. We have had to rely on raising money through private placement of our stock to fund our ventures and operations. We may never realize significant revenues from our core business or be profitable. Factors that will influence the timing and amount of our growth and profitability include:

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

Operational Risks

         Our revenue and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline. As a result of our limited operating history and the emerging nature of the markets in which we compete, we are unable to forecast our revenue with precision. We anticipate that the results of our operations may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that may affect our results of operations include, but are not limited to:

     o the addition or loss of customers for our FocusKard or stored-value card suite of products, or our failure to add new customers;
     o our ability and the ability of our affiliates to attract and retain a large retail audience for our products;
     o    our ability to attract and retain advertisers and sponsors;
     o our ability to successfully manage our relationships with our joint venture partners, particularly in the Asian market;
     o the amount and timing of expenditures for expansion of our operations, including the acquisition of new affiliates, the hiring of new employees, capital expenditures and related costs;
     o our ability to continue to enhance, maintain and support our networks and technology and avoid system downtime; and
     o    the introduction of new or enhanced offerings by our competitors.

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

         In addition, there are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and often conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, as well as political and economic instability. Changes in the political, regulatory and taxation structure of jurisdictions in which we operate and in which our customers are located could have a material adverse effect on our business, revenues, operating results and financial condition.

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

We  Currently  Depend  On the Sale Of A Few  Products  To  Generate  Most Of Our
Revenue

         We expect the sales of our stored-value cards and fees from credit card processing to constitute most of our revenue for the foreseeable future. If customers do not purchase our products or we do not earn fees, we do not currently offer any other products or services that would enable us to generate revenue or to become profitable.


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

                    RISK FACTORS RELATED TO OWNING OUR STOCK

Control By Existing Shareholders; Anti-Takeover Effects

         As of December 31, 2008, Michael Donaghy, our President and Chief Executive Officer and director, indirectly through his spouse, beneficially owned approximately shares 8,850,000 or 16.65 % of our outstanding common shares. As a result, Mr. Donaghy can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs. The voting power of Mr. Donaghy under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

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

Item 4.  Information on the Company

A. History and Development of the Company

         The Company was incorporated under the laws of Ontario, Canada on October 13, 2000, as a holding company under the name International E Gaming Developers Ltd. On May 17, 2001 the Company changed its name to Oxford Software Developers Inc. and on December 16, 2003 it changed its name from Oxford Software Developers Inc. to Oxford Investments Holdings Inc. The Company operates its business through three wholly-owned subsidiaries International E Gaming Developers, Inc. incorporated under the laws of Antigua and Barbuda, British West Indies on November 3, 2000; Celebrity Tan, Inc. incorporated under the laws of Ontario, Canada on May 28, 2003; and Ontario Private Water Labeling Ltd. incorporated under the laws of Ontario, Canada on May 28, 2003.

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

Corporate Profile

         Arden Trading Company Ltd specializes in the operation of customer loyalty program redemption. The Company has been in business for two years and has been profitable since its inception. Arden provides services to China Construction Bank for the Province of Guangdong, processing bonus point redemptions for the bank. Arden will expand these services into Shanghai and Beijing.

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

         Arden provides bonus point fulfillment services to the China Construction Bank for the Province of Guangdong. Customers are given an opportunity to redeem their points for gifts offered in Arden's catalogue. Arden is responsible for bonus points management services, receiving orders, acquiring products to fulfill the orders, and shipping the product to the Bank's customers.

         Using Arden's services allows the Bank to offer an incentive program to its customers, while the Bank's customers benefit by receiving valuable gift items.

The Opportunity

The present economic boom in China provides a growing market for all types of products and services. Arden plans to expand its geographical coverage area, in addition to taking advantage of China's growing markets.

Product and Company Advantages

         Arden has already developed a customer base of several hundred thousand consumers. The Company has positioned itself to expand its present contract with China Construction Bank into all branches in the Provinces of Guangdong, Shanghai, and Beijing.

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

         In 2008, the Company discontinued the operations of Celebrity Tan and has focused its operations on the direct-banking and payment-card solutions business concentrating around our "FocusKard" suite of products.

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

Competition
-----------

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

Joint Venture with Concept Payments Corp.
-----------------------------------------

         On July 19, 2007 the Company entered into a joint venture partnership with Concept Payments Corp whereby the Company obtained a fifty percent (50%) ownership interest in Serenity Investments Holdings Corp., a British Virgin
Islands corporation, to obtain a Payment Processing Engine and an E-Wallet Platform that will provide the technology for the backbone to the Company's FocusKard suite of payment solutions.

C. Organizational Structure

                         OXFORD INVESTMENTS HOLDINGS INC
                               --------------------
                                        |
                                        |
          ------------------------------------------------------------
         |                   |                 |                    |
         |                   |                 |                    |
----------------------  --------------  --------------  ------- -------------
INTERNATIONAL EGAMING   CELEBRITY TAN,  ONTARIO PRIVATE  KO HO  SERENITY
DEVELOPERS, INC. (100%) INC. (100%)     WATER LABELLING, GROUP  INVESTMENT
                                        LTD. 100%)       (50%)  HOLDINGS (50%)
----------------------  --------------  --------------   -----  -------------
                                        |
                                        |
          ------------------------------------------------------------
         |                    |                           |
         |                    |                           |
----------------------   -----------------   -----------------------------
ARDEN TRADING COMPANY    HONGXIN INSURANCE   FOSHAN FOSHANTONG INFORMATION
LTD. (50%)               AGENCY (50%)        TECHNOLOGY CO. LTD. (35%)
----------------------   -----------------   -----------------------------

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

Sources of Revenue

For 2008, we had no product revenue as our business model shifted to direct-banking and payment-card solutions and away from the UV free Tanning Booths and related supplies, bottled water and bottled water private labeling, software sub-license fees and web site customization fees. We also had no services revenue.

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

Current Sources Of Revenue

UV-Free Tanning Booths and Related Products

Up until 2008, we manufactured and sold UV-Free Tanning Booths and related supplies to our customers. During 2008 we discontinued the UV-Free Tanning
Booths business. Revenue on such sales are recognized when the product is delivered and installed at a customer's location. Revenue from the sale of related products is recognized upon the sale and delivery of such products.

License Fees

Our sub-licensees pay us up-front software licensing fees for the purchase of a web site. Licensing fees for e-gaming web sites are deferred and recognized throughout the first year of a sub-licensee's operation.


           Operating Results

         The following is management's discussion and analysis of our financial condition and results of its operations for the fiscal years ended December 31, 2004, 2005, 2006, 2007 and 2008. Because we are an emerging company and we have recently diversified our business operations, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Fiscal Year Ended December 31, 2008
-----------------------------------

         Revenues
         --------

         For the fiscal year ended December 31, 2008, we reported a net loss of ($593,186) or ($0.01) per share. Revenue from operations amounted to $0.00 as we discontinued our tanning booth business and shifted our focus to the stored value and reloadable pre-paid card market, with the development of our new "FocusKard" product.

         Our revenue decreased by 100% over the comparable period from the prior year. The decrease in revenue was a result of the discontinuation of our e-gaming activities and the tanning-booth business and the development of our new "FocusKard" product. Due to recent changes in United States law with respect to Internet gaming, the Company has discontinued its e-gaming business and does not expect to receive continued revenues from this source in the next fiscal year. There continues to be a dramatic slow-down in the UV-Free tanning business and therefore there was also a dramatic decrease of sales in UV-free tanning booths and related products, therefore, the Company discontinued this business in 2008.

         Cost of Revenues
         ----------------

         Cost of revenues amounted to $0.00 from $(25,745), an increase of $25,745 or 100% from the comparable period from the prior year. The Company is in the process of repositioning itself, shifting from its previous markets to the stored value card market; as a result, revenue and cost of revenue was $0.00 for 2008.

         Selling, General and Administrative Expense
         -------------------------------------------

         Selling, general and administrative expense ("SG&A") amounted to $559,261 from $3,038,977, a decrease of $2,479,716.00 or 81.6%, and consisted principally of advertising and marketing costs ($94,051), consulting fees ($171,653), general and office costs ($185,859), professional fees (comprised of accounting, audit and legal) ($52,052), rent ($40,022), depreciation costs ($1,104) other administrative and communication expenses ($14,520).

         The decrease in SG&A expenses was due primarily to decreased costs in advertising, marketing and consulting due to the discontinuance of our e-gaming, UV-free tanning and the spring water branding businesses.

         Financial Condition, Liquidity and Capital Resources
         ----------------------------------------------------

         At December 31, 2008, the Company had total current assets of $4,399 consisting of prepaid expenses.

         Operations used $287,799 for the fiscal year ended December 31, 2008. Funds used in operations primarily relate to the increased cost in stock-based compensation, advertising, marketing and consulting due to the shift in our business plan away from e-gaming, the UV-free tanning and the spring water branding business, to the stored value card business and our expansion into new markets. In addition, we had increased advertising and marketing costs relating to our stored value card business, and increased general and office costs.

         Investing activities used $863 for the fiscal year ended December 31, 2008.

         Financing activities provided $291,733 for the fiscal year ended December 31, 2008. Funds provided by financing activities were from the sale of 7,000,000 shares of the Company's common stock. The Company used $0.00 to repay loans made to the Company from related parties. The Company received $30,424 in loans from related parties.

         We had no long-term debt at December 31, 2008.


Fiscal Year Ended December 31, 2007
-----------------------------------

         Revenues
         --------

         For the fiscal year ended December 31, 2007, we reported a net loss of $3,096,225 or $0.09 per share. Revenues amounted to $4,886.

         Our revenue decreased by 93% over the comparable period from the prior year. The decrease in revenue was a result of the discontinuation of e-gaming activities. Due to recent changes in United States law with respect to Internet gaming, the Company has discontinued its e-gaming business and does not expect to receive continued revenues from this source in the next fiscal year. There continues to be a dramatic slow-down in the UV-Free tanning business and therefore there was also a dramatic decrease of sales in UV-free tanning booths and related products.

         Cost of Revenues
         ----------------

         Cost of revenues amounted to ($25,745) from $231,462 a decrease of $257,207 or 111% from the comparable period from the prior year and consisted of a recovery of ($25,745) from licensing fees relating to discontinued e-gaming activities. Costs of revenue were $10,013 for discontinued operations due to the slowdown in the manufacturing and distribution of our UV-free tanning booths and material, e-gaming royalties and services, and gaming license expenses.

         Selling, General and Administrative Expense
         -------------------------------------------

         Selling, general and administrative expense ("SG&A") amounted to $3,038,977 from $692,994, an increase of $2,345,983 or 339% and consisted principally of advertising and marketing ($1,333,673), commissions and subcontracts ($194,933),professional fees (comprised of accounting, audit and legal) ($84,509), consulting fees ($1,279,368), rent ($35,607) other administrative and communication expenses ($110,887).

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

         Financial Condition, Liquidity and Capital Resources
         ----------------------------------------------------

         At December 31, 2007, the Company had total current assets of $0.00.

         Operations used $934,431 for the fiscal year ended December 31, 2007. Funds used in operations primarily relate to the increased cost in stock-based compensation, advertising, marketing and consulting due to the shift in our business plan away from e-gaming, the UV-free tanning and the spring water branding business, to the stored value card business and our expansion into new markets. In addition, we had increased advertising and marketing costs relating to our stored value card business

         Investing activities used $0.00 for the fiscal year ended December 31, 2007.

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

         Cost of Revenues
         ----------------

         Cost of revenues amounted to $231,462 from $141,423 an increase of $90,039 or 64% from the comparable period from the prior year and consisted principally of lower costs associated with the slowdown in the manufacturing and distribution of our UV-free tanning booths and material, e-gaming royalties and services, and gaming license expenses.

         Selling, General and Administrative Expense
         -------------------------------------------

         Selling, general and administrative expense ("SG&A") amounted to $692,994 from $473,495, an increase of $219,499 or 46% and consisted principally of stock-based compensation ($507,662), advertising and marketing ($3,607), consulting fees ($155,860), and other administrative and communication expenses ($25,865).

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

         Cost of Revenues
         ----------------

         Cost of revenues amounted to $350,251 from $321,388 an increase of $28,863 or 9% from the comparable period from the prior year and consisted principally of costs associated with the manufacturing and distribution of our UV-free tanning booths and material ($134,943), casino operations ($204,559), bottled spring water ($1,200) and gaming license expenses ($9549).

         Selling, General and Administrative Expense
         -------------------------------------------

         Selling, general and administrative expense ("SG&A") amounted to $482,211 from $428,687, an increase of $53,524 or 12.5% and consisted principally of payroll ($33,757), advertising and marketing ($43,958), professional fees (comprised of accounting, audit and legal) ($93,660), consulting fees ($194,769), rent ($46,128) other administrative and communication expenses ($69,939).

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


         From January 1, 2008 to June 15, 2009, we sold approximately 7,000,000 shares of our common shares through private placements with accredited investors. The offering is being conducted pursuant to the exemption provided by Regulation S, under the Securities Act of 1933. We have raised approximately $ 270,952, net of expenses, for working capital to fund our continuing operations.

         As of December 31, 2008 we had approximately $0.00 of cash and cash equivalents.

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

         For the year ended December 31, 2009, the Company believes that it will need approximately CAD$1,000,000 of cash to cover administrative costs and approximately CAD$60,000 for payment of lease properties. The Company anticipates that it will pay for its 2009 administrative and operational costs from existing working capital, from current revenue streams and from private placements through investors. The Company believes it can raise sufficient working capital to complete its anticipated expenditures during the remaining portion of 2009, however, no assurances can be given that the Company will be able to raise cash from additional financing efforts. If the Company is unable to obtain sufficient funds from future financing, or from current revenues, the Company may not be able to become profitable.

         C. Research and development, patents and licenses, etc.

         We are not involved in any research and development and have no registered patents or licenses. In the fiscal years 2008, 2007, 2006, 2005 and 2004 the Company did not have any research, development or patent expenses.

         D.  Trend Information

         In 2009, we intend to continue our tight cost control in order to achieve the highest profitability possible. See Item 5A. "Operating and Financial Review and Prospects - Results of Operation" for additional trend information.

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

         G.  Safe harbor (Forward Looking Information)

We are projecting increased expenses.

         We are projecting increased expenses for the fiscal year ending December 31, 2009 as our stored-value card business grows. It is expected that these expenses will be caused primarily by:

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

    Name                Business Address                Position
    ----                ----------------                --------
    Michael Donaghy     1315 Lawrence Ave. East         Chief Executive Officer,
                        Suite 520                       President and Director
                        Toronto, Ontario
                        Canada M3A 3R3

    Paul Bilewicz       c/o 1315 Lawrence Ave. East     Director
                        Suite 520
                        Toronto, Ontario
                        Canada M3A 3R3

    Hon. Doug Lewis     77 Coldwater Street, East       Director
                        Orillia, Ontario
                        Canada, L3V 1W6

         Michael Donaghy, President. Mr. Donaghy, age 49, has been our President, Chief Executive Officer and a member of our Board of Directors since inception. From February 2000 to October 2000 he served as Interim President of Zaurak Capital Corp., an e-gaming holding company. In 1999 he formed and was named President and Chief Executive Officer of CyberGaming Inc., a company engaged in the business of Internet e-gaming sub-licensing, website creation and hosting. Mr. Donaghy resigned as President and CEO of CyberGaming Inc. in September 2000, just prior to joining us. Mr. Donaghy is also President of Citywebsites.com, a website design company, since March 1995.

         Paul Bilewicz, Director. Mr. Bilewicz, age 59, has been a member of our Board of Directors since April, 2007. From 2003 to present, he owns and operates a Resort/ Retreat, Pretty River Valley Inn located in the Blue Mountain area in central Ontario. Prior to that, from approximately 1996 to 2000 he was employed with Glaxo Canada or its parent company GlaxoWellcome Plc. He was Chief Information Officer at Glaxo Canada; he also assumed additional executive responsibility for Finance, Human Resources and Business Process Re-engineering. He was a member of the Glaxo Canada, Board of Directors. In 2000, he joined the Royal Bank of Scotland in Edinburgh as Director of Systems Application Development and Operations for Retail Banking. In 1996, he was appointed to the position of Worldwide Director of Information Technology for the parent company, GlaxoWellcome Plc and relocated to London, England. In that role he was responsible for systems and networks globally for their manufacturing, research and development and commercial operations, as well as being a member of the Executive Committee of the US subsidiary. Mr. Bilewicz received a Bachelor of Mathematics from the University of Waterloo in 1973 and also completed Executive Programs at the Darden Graduate School of Business (University of Virginia), Insead, in Fontainbleu, France and the Fuqua School of Business at Duke University in North Carolina.

         Doug Lewis, Director. The Honorable Doug Lewis, age 71, has been a member of our Board of Directors since March, 2007. From September 2001 to present, Mr. Lewis practices corporate and commercial law, negotiating and elder law, including estate administration with a partnership he formed. Mr. Lewis served as a lawyer member of the Ontario Consent and Capacity Board from October


2002 to October 2005. From 1993 until September 2001, Mr. Lewis pursued a number of business interests, utilizing his experience in law, accounting, business and government while serving as informal "House Counsel" for various companies.

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

         B. Compensation. Mr. Donaghy received a salary of $125,000 for the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008 as the Company's President and Chief Executive Officer. No other compensation was paid to our executive officers.

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


                           SUMMARY COMPENSATION TABLE

                                                                          Long Term Compensation

                                Annual Compensation                 Awards                    Payouts

                                                              Restricted   Securities   LTIP       All Other
Name and               Fiscal    Cash          Other Annual   Stock        Underlying   Payouts    Compensation
Principal position     Year      compensation  Compensation   Award(s)     Options (#)
                                     (US$)        (US$)
Michael Donaghy
Director and            2008       $125,000        -             -          400,000       -           -
President & Chief       2007       $125,000        -             -              -         -           -
Executive Officer       2006       $125,000        -             -        1,600,000       -           -

Paul Bilewicz           2008       $   0.00        -             -          400,000       -           -
Director                2007       $   0.00        -             -              -         -           -

Hon. Doug Lewis         2008       $   0.00        -             -          400,000       -           -
Director                2007       $   0.00        -             -              -         -           -


         C. Board Practices. While not required, each of the Company's directors is a resident of Canada and holds office until the Company's annual meeting or until his successor is duly elected or appointed. Officers are appointed annually by the Board of Directors to serve at the Board's will. The Company has no contracts with any of its Directors that provide for payments upon termination. The Board has formed an Audit Committee. Two Directors, Michael Donaghy and Hon. Doug Lewis, comprise this committee, and Hon. Doug Lewis, because of his extensive background in business and finance, will serve as the Audit Committee financial expert.

         D. Employees. As of December 31, 2008, we had a total of four (4) employees (two (2) full-time and two (2) part-time) in Toronto, Ontario. None of our employees are covered by any collective bargaining agreement. We believe that relations with our employees are good.

         E. Share Ownership. The following table sets forth information relating to the beneficial ownership of our common stock as of the date of this annual report by those persons who beneficially own more than 5% of our common stock and by all of our directors and executive officers as a group, as of June 15, 2009. As of December 31, 2008 there were 48,454,810 shares of common stock outstanding.

                                                           Number of
Name and Address of          Position with the             Shares
Beneficial Owner (1)         Company                       Owned         Percent
--------------------         -------                       -----         -------
Michael Donaghy (2)          Director, President &        8,850,000       16.65%
                             Chief Executive Officer

Paul Bilewicz                Director                        80,000           *
Hon. Doug Lewis              Director                       528,000           *

CEDE & Co.                   N/A                         21,278,936       40.03%
P.O. Box 222
Bowling Green Station
New York, NY 10274

All Officers and Directors                                9,458,000       17.79%
as a Group
(1 Person)

(*) Owns less than one percent (1%) of the Company's common stock.
(1) All officer and director addresses are c/o the Company at 1315 Lawrence Avenue East, Suite 520, Toronto, Canada M3A 3R3.
(2) Mr. Donaghy  beneficially owns these shares indirectly through his spouse.

Stock Option Plan
-----------------



         At the Company's 2006 Annual Meeting, the shareholders adopted a Non-Qualified Stock Option Plan for the Company (the "Stock Option Plan"). A total of up to ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Stock Option Plan. Options may be issued to directors, key personnel and consultants to the Company, its subsidiaries and affiliates. The holders of options under all of the Stock Option Plan are responsible for all personal tax consequences relating to the options. The exercise prices of the options are based on the fair value of the Company's common shares at the time of grant as determined by our board of directors. The current practice of our board of directors is to grant options with exercise prices that equal 100% of the closing price of our common shares on the applicable date of grant. There are currently 3,550,000 options issued under the Stock Option Plan. As of December 31, 2008 a total of 1,950,000 stock options are outstanding under the Stock Option Plan.

 The  following  table  sets out  stock  option  awards  received  by the  Named
Executive Officers during the year ended December 31, 2008.

          Option grants of Oxford Investments Holdings Inc. during 2008

                               % of Total            Market Value
                    Securities  Option               of Underlying
                       Under    Grants    Exercise   Options on      Expiration
Name                 Options    in Year    Price     Date of Grant      Date
--------------------------------------------------------------------------------

Michael Donaghy      400,000     33.3%    $ 0.10    $ 40,000.00   March 20, 2013

        The following table shows, for each Named Executive Officer, the number of common shares acquired through the exercise of options of the Company during the year ended December 31, 2008, the aggregate value realized upon exercise and the number of unexercised options under the Stock Option Plan as at December 31, 2008. The value realized upon exercise is the difference between the market value of common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at December 31, 2008 is the difference between the exercise price of the options and the market value of the Company's common shares on December 31, 2008, which was $0.02 per share of the Company's common stock.

        Aggregate option exercises during 2008 and year end option values

                                                                                   Value of unexercised
                                   Aggregate           Unexercised options at        in-the-money options at
                     Securities    value                 December 31, 2008           December 31, 2008 (C$)
                     acquired at   realized              -----------------           ----------------------
Name                 exercise       ($)            Exerciseable   Unexerciseable   Exerciseable  Unexerciseable
----                 --------       ---            ------------   --------------   ------------  --------------
Michael Donaghy          0          NIL              400,0000            0             %0.00           NIL


Item 7.           Major Shareholders and Related Party Transactions

         A. Major shareholders. The Company is not aware of any beneficial owners of 5% or more of the Company's common stock other than those disclosed in
Item 6.E. above.

         B. Related party transactions.

         As of December 31, 2008, the Company was indebted to its officers, directors and stockholders $204,288 (Dec. 31, 2007-$268,735) for cash advances, consulting fees and expenses paid on behalf of the Company. As at December 31, 2008, 2007 and 2006, the Company was indebted to certain of its officers, directors and stockholders $204,288, $268,735, and $407,004, respectively, for cash advances, consulting services and expenses paid on behalf of the Company. These related party loans are uncollateralized, non-interest bearing and due on demand.

         The Company was indebted to a director in the amount of $43,962, bearing interest at 5% per annum, due upon demand. The loan was repaid in fiscal year 2007. Remaining interest for the year ended December 31, 2008, amounted to $32,761. The Company owes a director $492,550, as of Decmber 31, 2008.

         The Company rents space in Toronto Ontario on a month-to-month agreement from a corporation that is controlled by a director. The monthly rent is $3,500 (CDN). Rent expense for the year ended December 31, 2008 under this lease amounted to $40,022 . As of December 31, 2008, the Company owed the corporation $14,368 in back rent.

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

         B. Significant Changes. In May 2003, the Company entered into two initiatives to further diversify it's interests in the lifestyles consumables market. The first is the distribution of a private line of UV-free tanning booths and related products and the second is the distribution of private labeled bottled spring water. In April 2006, the Company acquired all of the assets WebStar Internet Solutions, a company that delivers revolutionary online payment solutions for companies that wish to accept payments through the Internet for entertainment, products and services. The Company has discontinued its e-gaming, UV-free tanning and private water branding businesses.

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

         On March 20, 2008, the Board of Directors agreed that the directors would accept 60,000 shares common stock of the Company, valued at $0.05 CDN a share as consideration for directors' fees to the end of December, 2008. The directors received these shares on March 20, 2008.

         On March 20, 2008, the Board of Directors agreed that each director would be granted an option to purchase 200,000 shares of the Company at the price of $0.12 CDN each for serving as a Director in the year 2007. The options expire March 2013.

         Subsequent to December 31, 2008, the Company issued 4,450,000 common shares for a total consideration of $75,000 cash.


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

Item 9.           The Offer and Listing

Price History of Shares

         The Company's common shares are listed in the United States on the National Association of Securities Dealers OTC Bulletin Board, and began trading in May 2004 under the symbol OXIHF. Even though our stock is listed on the OTCBB, it is very thinly traded and trading can be sporadic and as of December 31, 2008, no active established market within or outside the United States existed for our common stock.

         The high and low sale prices for the common shares of the Company on the OTC Bulletin Board for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:
                               OTC Bulletin Board
                             (United States Dollars)

                                          High                     Low
2009
June (through June 10, 2009)             $0.03                    $0.03
May                                      $0.03                    $0.02
April                                    $0.04                    $0.02
March                                    $0.02                    $0.02
February                                 $0.02                    $0.02
January                                  $0.05                    $0.01
2008                                     $0.25                    $0.01
December                                 $0.02                    $0.01
Fourth Quarter                           $0.10                    $0.01
Third Quarter                            $0.10                    $0.03
Second Quarter                           $0.16                    $0.05
First Quarter                            $0.25                    $0.07

2007                                     $0.65                    $0.04
December                                 $0.40                    $0.06
Fourth Quarter                           $0.40                    $0.06
Third Quarter                            $0.50                    $0.35
Second Quarter                           $0.65                    $0.38
First Quarter                            $0.10                    $0.04
2006                                     $1.19                    $0.04
December                                 $0.40                    $0.36
Fourth Quarter                           $0.40                    $0.28
Third Quarter                            $1.19                    $0.27
Second Quarter                           $0.50                    $0.13
First Quarter                            $0.10                    $0.04
2005                                     $0.15                    $0.01
December                                 $0.08                    $0.06
Fourth Quarter                           $0.08                    $0.06
Third Quarter                            $0.08                    $0.01
Second Quarter                           $0.15                    $0.02
First Quarter                            $0.15                    $0.06
2004                                     $0.55                    $0.10
Fourth Quarter                           $0.25                    $0.10
Third Quarter                            $0.55                    $0.20
Second Quarter                           $0.55                    $0.10

         The closing price of the Company's common shares on the OTCBB on June 15, 2009 was $0.04.

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

         We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in SEC Rule 13a-15(e) as of the end of the fiscal year covered by this Annual Report on Form 20-F. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Acting Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and our Acting Chief Financial Officer concluded that our disclosure controls and procedures are effective. There was no changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16A.         Audit Committee Financial Expert

         The Company has established an Audit Committee. The Audit Committee is composed of Mr. Michael Donaghy and The Honorable Doug Lewis. The Honorable Doug Lewis currently:

     o    is considered an "independent" director;
     o meet the criteria for independence as defined by Rule 10A-3 adopted by the SEC;
     o have not participated in the preparation of our financial statements or the financial statements of any of our current subsidiaries at any time during the past three years; and
     o    is able to read and understand fundamental financial statements.

Our Board of Directors has determined that the audit committee will have at least one member, Hon. Doug Lewis, who qualifies as an Audit Committee Financial Expert, as defined by relevant SEC rules. As previously stated, Hon. Doug Lewis is an independent director. The Audit Committee will be responsible for reviewing the Company's financial reporting procedures, internal controls, and the performance of the Company's external auditors. The functions of the Audit Committee will also include selecting, appointing, retaining, compensating and overseeing our independent auditors, deciding upon and approving in advance the scope of audit and non-audit assignments and related fees, reviewing accounting principles we use in financial reporting, and reviewing the adequacy of our internal control procedures, including the internal audit function. The committee is also responsible for reviewing the annual financial statements prior to their approval by the Board of Directors. The Board will adopt a charter for the Audit Committee for fiscal year 2009.


Item 16B.         Code of Ethics

         The Company has adopted a code of ethics applicable to all employees and directors. A copy is available upon request to the Chief Executive Officer, Oxford Investments Holdings Inc., 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, Canada M3A 3R3


Item 16C.         Principal Accountant Fees and Services

         The Company paid the following fees to MSCM LLP, Chartered Accountants, respectively, during the following fiscal years:



                                2007                       2008

Audit fees             CDN$35,000.00              CDN$32,000.00
Other Fees                  -0-                        -0-
Total                  =============              =============

         Audit fees consist of audit work performed in the preparation of financial statements and services that are normally provided in connection with statutory and regulatory filings.

POLICY ON PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES OF INDEPENDENT AUDITORS

         Since the Company did not have an audit committee as of Dec. 31, 2008, the Board approved in advance all audit services and all non-audit services provided by the independent auditors based on a policy adopted by the Board.

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



Item 18.         Financial Statements

         The following auditors' reports and consolidated financial statements are included in this Form 20-F:

Oxford Investments Holdings Inc.                                     Sequential
Consolidated Financial Statements                                    Page Number
---------------------------------                                    -----------

Report of Independent Registered Public Accounting Firm......................F-1
Consolidated Balance Sheet as at December 31, 2007
 and December 31, 2008 ......................................................F-2
Consolidated Statements of Operations for the years ended December 31, 2006
 December 31, 2007 and December 31, 2008.....................................F-3
Consolidated Statement of Shareholders' Deficiency for the year ended,
 December 31, 2006 December 31, 2007 and December 31, 2008...................F-4
Consolidated Statements of Cash Flows for the year ended
 December 31, 2006, December 31, 2007 and December 31, 2008 .................F-5
Notes to Consolidated Financial Statements...................................F-6

                        OXFORD INVESTMENTS HOLDINGS INC.
                        Consolidated Financial Statements
                        December 31, 2008, 2007 and 2006

                        OXFORD INVESTMENTS HOLDINGS INC.

                                      INDEX

                        December 31, 2008, 2007 and 2006

                                                                            PAGE


2008 REPORT OF INDEPENDENT REGISTERED PUBLIC
    ACCOUNTING FIRM                                                            1

2007 AND 2006 REPORT OF INDEPENDENT REGISTERED PUBLIC
   ACCOUNTING FIRM                                                             2

CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets - Statement I                                 3

     Consolidated Statements of Operations - Statement II                      4

     Consolidated Statements of Shareholders' Deficiency - Statement III       5

     Consolidated Statements of Cash Flows - Statement IV                      6


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                7 - 23

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
OXFORD INVESTMENTS HOLDINGS INC.

We have audited the consolidated balance sheet of Oxford Investments Holdings Inc. (the "Company") as at December 31, 2008 and the consolidated statements of operations, shareholders' deficiency and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully discussed in note 2, the Company has incurred operating losses and must continue to fund negative working capital. These conditions raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also discussed in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ MSCM LLP


MSCM LLP
Toronto, Canada
June 3, 2009

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
OXFORD INVESTMENTS HOLDINGS INC.

We have audited the accompanying consolidated balance sheets of Oxford Investments Holdings Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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


/s/ Danziger Hochman Partners LLP


Danziger Hochman Partners LLP
Toronto, Ontario
June 8, 2008



OXFORD INVESTMENTS HOLDINGS INC.                                     Statement I
Consolidated Balance Sheets
As at December 31, 2008 and 2007
======================================================================================================
                                                                                  2008           2007
======================================================================================================
ASSETS
    CURRENT
        Prepaid expenses and deposits                                       $     4,399    $      --
------------------------------------------------------------------------------------------------------

                                                                                  4,399           --
        Property and equipment                                                    3,420          4,461
        Assets of discontinued operations                                           313          9,754
------------------------------------------------------------------------------------------------------

                                                                            $     8,132    $    14,215
======================================================================================================

LIABILITIES
    CURRENT
        Bank indebtedness                                                   $     1,938    $     2,733
        Accounts payable and accrued liabilities                                566,224        570,923
        Note payable                                                            170,495        187,049
        Loans payable                                                           171,523        224,773
        Liabilities of discontinued operations                                  292,600        379,916
------------------------------------------------------------------------------------------------------

                                                                              1,202,780      1,365,394
------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
    COMMON STOCK                                                              6,761,103      6,407,601
    ADDITIONAL PAID-IN CAPITAL                                                1,050,160        917,333
    PREPAID SHARE SUBSCRIPTION                                                 (156,000)      (156,000)
    ACCUMULATED DEFICIT                                                      (8,560,695)    (7,967,509)
    ACCUMULATED OTHER COMPREHENSIVE LOSS                                       (289,216)      (552,604)
------------------------------------------------------------------------------------------------------

                                                                             (1,194,648)    (1,351,179)
------------------------------------------------------------------------------------------------------

                                                                            $     8,132    $    14,215
======================================================================================================


Going concern (note 2)
Contingencies (note 15)
Approved on behalf of the Board of Directors

__________________________, Director

__________________________, Director


(The accompanying notes are an integral part of these consolidated financial statements.)




OXFORD INVESTMENTS HOLDINGS INC.                                    Statement II
Consolidated Statements of Operations
For The Years Ended December 31, 2008, 2007 and 2006
===============================================================================================================
                                                                          2008            2007            2006
===============================================================================================================
REVENUES
    Licenses                                                       $       --      $       --      $     66,132
    Services                                                               --             4,886           5,963
---------------------------------------------------------------------------------------------------------------
                                                                           --             4,886          72,095
---------------------------------------------------------------------------------------------------------------

COST OF REVENUES
    Licenses (recovery)                                                    --           (25,745)        231,462
---------------------------------------------------------------------------------------------------------------
GROSS PROFIT (LOSS)                                                        --            30,631        (159,367)
---------------------------------------------------------------------------------------------------------------
SELLING EXPENSES
    Advertising and marketing                                            94,051       1,333,673           3,607
    Commissions and subcontracts                                          2,880         194,933            --
    Consulting                                                           46,653       1,154,368          30,860
    Communications                                                         --             9,304          24,998
    Travel                                                                3,048           9,520             867
---------------------------------------------------------------------------------------------------------------
                                                                        146,632       2,701,798          60,332
---------------------------------------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES
    Consulting                                                          125,000         125,000         125,000
    Depreciation                                                          1,104           1,000            --

    General and office                                                  185,859          82,570            --
    Professional fees                                                    52,052          84,509            --
    Rent                                                                 40,022          35,607            --
    Telephone                                                             8,592           8,493            --
    Wages and benefits                                                     --              --           507,662
---------------------------------------------------------------------------------------------------------------
                                                                        412,629         337,179         632,662
---------------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS                                        (559,261)     (3,008,346)       (852,361)
OTHER EXPENSES
    Interest expense                                                    (40,366)        (53,331)           --
---------------------------------------------------------------------------------------------------------------
NET LOSS FROM CONTINUING OPERATIONS                                    (599,627)     (3,061,677)       (852,361)
NET INCOME (LOSS) FROM
    DISCONTINUED OPERATIONS                                               6,441         (34,548)       (109,528)
---------------------------------------------------------------------------------------------------------------
NET LOSS                                                               (593,186)     (3,096,225)       (961,889)

OTHER COMPREHENSIVE INCOME (LOSS)
    Foreign currency translation gain (loss)                            263,388        (161,528)         (4,685)
---------------------------------------------------------------------------------------------------------------
COMPREHENSIVE LOSS                                                 $   (329,798)   $ (3,257,753)   $   (966,574)
===============================================================================================================
BASIC AND DILUTED NET LOSS PER SHARE
    From continuing operations                                     $      (0.01)         $(0.09)   $      (0.04)
    From discontinued operations                                           --              --              --
---------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED NET LOSS PER SHARE                               $      (0.01)   $      (0.09)   $      (0.04)
===============================================================================================================

WEIGHTED AVERAGE NUMBER OF BASIC AND
    DILUTED COMMON SHARES OUTSTANDING                                43,216,873      33,640,665      23,368,008
===============================================================================================================


(The accompanying notes are an integral part of these consolidated financial statements.)



OXFORD INVESTMENTS HOLDINGS INC.
                                                                   Statement III
Consolidated Statements of Shareholders' Deficiency
For The Years Ended December 31, 2008, 2007 and 2006
=====================================================================================================================

                                                                    Common Stock           Additional       Prepaid
                                                              Number of                      Paid-In         Share
                                                               shares          Amount        Capital     Subscription
=====================================================================================================================


Balance, December 31, 2005                                    21,874,350   $ 2,813,557   $      --     $      --


Stock issued for approximately $0.18 per share,                3,374,832       404,225          --
    $604,785, less expenses of $200,560
Stock issued for services                                        450,000        79,353          --
Stock options issued                                                --            --         507,662
Stock options exercised                                          800,000       120,000          --
Other comprehensive loss                                            --            --            --
Net loss for the year                                               --            --            --
---------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2006                                    26,499,182     3,417,135       507,662          --

Stock issued for approximately $0.20 per share,
    $1,650,503 less expenses of $659,915                       8,350,628       990,588
Stock issued for services                                      3,502,774     1,666,197
Prepaid share subscription                                       400,000       156,000                    (156,000)
Stock issued for extinguishment of debt                          192,226        75,753
Stock options issued                                                                         409,671
Stock options exercised                                          800,000       101,928
Other comprehensive loss
Net loss for the year
---------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2007                                    39,744,810     6,407,601       917,333      (156,000)

Stock issued for approximately $0.04 per share,
   $287,886 less expenses of $16,934                           7,000,000       270,952
Stock issued for services                                        460,000        35,647
Stock issued for extinguishment of debt                        1,250,000        46,903
Stock options issued                                                                         132,827
Other comprehensive income
Net loss for the year
---------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2008                                    48,454,810   $ 6,761,103   $ 1,050,160   $  (156,000)
=====================================================================================================================



OXFORD INVESTMENTS HOLDINGS INC.
                                                                   Statement III
Consolidated Statements of Shareholders' Deficiency
For The Years Ended December 31, 2008, 2007 and 2006
(Continued)

======================================================================================================
                                                                Accumulated
                                                                   Other
                                                               Comprehensive  Accumulated
                                                                   Loss         Deficit       Total
======================================================================================================


Balance, December 31, 2005                                   $  (386,391)   $(3,909,395)   $(1,482,229)


Stock issued for approximately $0.18 per share,                     --             --          404,225
    $604,785, less expenses of $200,560
Stock issued for services                                           --             --           79,353
Stock options issued                                                --             --          507,662
Stock options exercised                                             --             --          120,000
Other comprehensive loss                                          (4,685)          --           (4,685)
Net loss for the year                                               --         (961,889)      (961,889)
------------------------------------------------------------------------------------------------------

Balance, December 31, 2006                                      (391,076)    (4,871,284)    (1,337,563)

Stock issued for approximately $0.20 per share,
    $1,650,503 less expenses of $659,915                                                       990,588
Stock issued for services                                                                    1,666,197
Prepaid share subscription                                                                        --
Stock issued for extinguishment of debt                                                         75,753
Stock options issued                                                                           409,671
Stock options exercised                                                                        101,928
Other comprehensive loss                                        (161,528)                     (161,528)
Net loss for the year                                                        (3,096,225)    (3,096,225)
------------------------------------------------------------------------------------------------------

Balance, December 31, 2007                                      (552,604)    (7,967,509)    (1,351,179)

Stock issued for approximately $0.04 per share,
   $287,886 less expenses of $16,934                                                           270,952
Stock issued for services                                                                       35,647
Stock issued for extinguishment of debt                                                         46,903
Stock options issued                                                                           132,827
Other comprehensive income                                       263,388                       263,388
Net loss for the year                                                          (593,186)      (593,186)
------------------------------------------------------------------------------------------------------

Balance, December 31, 2008                                   $  (289,216)   $(8,560,695)   $(1,194,648)
======================================================================================================

(The accompanying notes are an integral part of these consolidated financial statements.)





OXFORD INVESTMENTS HOLDINGS INC.                                    Statement IV
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2008, 2007 and 2006
=======================================================================================================
                                                                    2008           2007          2006
=======================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss for the year                                     $  (593,186)   $(3,096,225)   $  (961,889)
    Adjustments to reconcile net loss to net cash used
        by operating activities
            Depreciation                                            1,104          1,000            971
            Stock-based compensation                              132,827        409,671        507,662
            Shares issued for services                             35,647      1,666,197         79,353
    Changes in non-cash working capital items:
        Accounts receivable                                          --            7,451         25,136
        Prepaid expenses and deposits                               3,617         23,129        (24,014)
        Inventory                                                    --           12,872          4,282
        Interest accrued for note payable                          22,249
        Accounts payable and accrued liabilities                  109,943         41,474       (101,888)
-------------------------------------------------------------------------------------------------------

Net cash used by operating activities                            (287,799)      (934,431)      (470,387)
-------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    (Repayments) borrowings under bank indebtedness                  (258)         2,412        (13,697)
    Repayments of bank loan                                        (9,381)        (5,064)        (8,564)
    Advances of note payable                                         --             --          154,412
    Advances (repayments) of related party loan                    30,424        (35,368)          --
    Proceeds from issuance of common stock                        270,952        990,588        404,225
    Advances (repayments) of loan payable                            --           48,444        (23,335)
-------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                          91,737      1,001,012        513,041
-------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property and equipment                               (863)          --             --
-------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                (863)          --             --
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
FOREIGN CURRENCY TRANSLATION LOSS                                  (3,075)      (104,550)        (4,685)
-------------------------------------------------------------------------------------------------------

NET (DECREASE) INCREASE IN CASH                                      --          (37,969)        37,969
CASH, BEGINNING OF THE YEAR                                          --           37,969           --
-------------------------------------------------------------------------------------------------------

CASH, END OF THE YEAR                                         $      --      $      --      $    37,969
=======================================================================================================


Supplemental cash flow information:
    Interest paid                                             $     7,213    $    55,662    $    26,876
Non-cash financing activities:
   Common stock issued upon reduction of related party loan   $    46,904    $   177,681    $   120,000
   Common stock to be issued to extinguish debt               $      --      $   156,000    $      --


(The accompanying notes are an integral part of these consolidated financial statements.)

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

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

     In May 2003, the Company incorporated two wholly owned subsidiaries, Ontario Private Water Labelling Limited and Celebrity Tan Inc., under the laws of Canada to engage in the production and sale of bottled water and to market UV-free tanning products and booths, respectively. The businesses of Ontario Private Water Labelling Limited and Celebrity Tan Inc. have been discontinued, and their assets, liabilities and results of operations have been separately reported as discontinued operations in the balance sheets and statement of operations. Figures for 2007 and 2006 have been revised to reflect this presentation.

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

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the consolidated financial statements. The reporting currency of the Company is the United States dollar.

     Basis of Presentation

     The accompanying consolidated financial statements include the accounts of Oxford Investments Holdings Inc. and its wholly-owned subsidiaries Celebrity Tan Inc., Ontario Private Labelling Limited and International E-Gaming Developers Inc. All wholly-owned subsidiaries are inactive (See
     Note 4). All significant inter-company transactions and balances have been eliminated upon consolidation.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
     ------------------------------------------

     Going Concern

     The accompanying consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the measurement and classification of the recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has experienced losses since inception and has a working capital deficiency of $1,198,381. During the years ended December 31, 2008, 2007 and 2006, the Company incurred comprehensive net losses of $329,798, $3,257,753 and $966,574, respectively, and cash used in operations was $287,799, $934,431 and $470,387, respectively. The Company financed its operations via the sale of common stock, through bank loans and through the issuance of debt. The Company's ability to realize its assets and discharge its liabilities in the normal course of business is dependent upon continued support of its creditors and shareholders, securing new sources of capital and financing, and the establishment of operations that provide the Company with positive cash flows. The Company is currently attempting to obtain additional financing from its existing shareholders and other strategic investors to continue its operations. However, there can be no assurance that the Company will obtain additional funds from these sources.

     These conditions create substantial doubt about the Company's ability to continue as a going concern. A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis that could differ from the current presentation on the going concern basis.

     Use of Estimates

     The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Financial statement items subject to significant management judgment include revenue recognition; the completeness of accounts payable and accrued liabilities, and loans and notes payable; the valuation of share-based compensation; and, future income tax assets. While management believes that the estimates and assumptions are reasonable and appropriate in the circumstances, actual results may differ.

     Property and Equipment

     Property and equipment are recorded at cost less accumulated depreciation. Depreciation of property and equipment is provided annually on a declining balance basis over the estimated useful lives of the assets, except for current year additions on which 1/2 of the normal rate is provided. The declining balance rates are as follows:

                      Computer hardware               30%
                      Computer software              100%
                      Office equipment                20%

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
     ------------------------------------------

     Revenue Recognition

     The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") as modified by Securities and Exchange Commission Staff Accounting Bulletin No. 104. Under SAB 101, revenue is recognized at the point of passage to the customer of title and risk of loss, there is persuasive evidence of an arrangement, the sales price is determinable, and collection of the resulting receivable is reasonably assured for property. For product sales, the Company generally recognizes revenue at the time of delivery of goods. Sales are reflected net of discounts and returns. For services, revenue is recognized as services are provided. Revenue from casino operations, advertising and royalties are recognized when earned.

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

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
     ------------------------------------------

     Fair Value Measurement

     Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), and the related effective FSPs. SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

     In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the
     Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is divided into three levels based on the reliability of inputs. The adoption of SFAS 157 and the related FSP's did not have a material effect on the Company's consolidated financial position and operating results.

     Foreign Currency Translation

     The Company considers the functional currency to be the Canadian dollar and, accordingly, its financial information translated into U.S. dollars using exchange rates in effect at year-end for assets and liabilities and average exchange rates during each reporting period for the results of operations. Adjustments resulting from the translation of the functional currency to the reporting currency are included as a component of other comprehensive income (loss) within the statements of shareholders' deficiency.

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

     The  Company's  other   comprehensive   loss  comprises   foreign  currency
     translation adjustments arising upon translation of the Company's Canadian dollar functional currency to its United States dollar reporting currency.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
     ------------------------------------------

     Income (Loss) Per Share

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted average number of shares outstanding during the period. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted earnings per share is computed by dividing the net income (loss) by the weighted average number of basic shares outstanding increased by the number of shares that would be outstanding assuming conversion of any stock options, warrants, and convertible debt. Diluted net income (loss) per share for the years ended December 31, 2008, 2007 and 2006 is the same as basic net income (loss) per share as there are no shares of common stock equivalents outstanding. Diluted net income
     (loss) per share for the year ended December 31, 2008 has not been presented as the effect would be anti-dilutive.

     Accounting Principles Recently Adopted

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115," ("SFAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. The adoption on January 1, 2008 of this standard did not have a material impact on the Company's consolidated financial statements.

     In June 2007, the Emerging Issues Task Force ("EITF") ratified its conclusion on EITF Issue No. 06-11 "Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. The adoption on January 1, 2008 of this standard did not have a material impact on the Company's consolidated financial statements.

3.   RECENT ACCOUNTING PRONOUCEMENTS
     -------------------------------

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application encouraged. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. On February 12, 2008, the FASB delayed the effective date for non-financial assets and liabilities to fiscal years beginning after November 15, 2008; however, the effective date for financial assets remains intact. The Company is currently evaluating the impact of the delay of the effective date for non-financial assets and liabilities on its consolidated results of operations and financial position.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

3.   RECENT ACCOUNTING PRONOUCEMENTS (continued)
     -------------------------------

     In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" which revised SFAS No. 141, "Business Combinations". SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquirer and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. This standard is effective for fiscal years beginning after December 15, 2008. As the provisions of SFAS No. 141(R) are applied prospectively, the impact of this standard cannot be determined until the transactions occur.

     In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements". SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 160.

     In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133". SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to have a material effect t on the Company's financial statements.

     In April 2008, the FASB issued FSP SFAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142's entity-specific factors. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning January 1, 2009. The Company is currently evaluating the potential impact of the adoption of FSP 142-3.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

3.   RECENT ACCOUNTING PRONOUCEMENTS (continued)
     -------------------------------

     In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy) and is effective for financial statements issued for fiscal years and interim periods beginning after June 15, 2008. The Company is currently evaluating the impact of SFAS No. 162 on its consolidated financial statements, and the adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

     In May 2008, the FASB issued FASB FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)". FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. Such separate accounting also requires accretion of the resulting discount on the liability component of the debt to result in interest expense equal to an issuer`s nonconvertible debt borrowing rate. In addition, the FSP provides for certain changes related to the measurement and accounting related to derecognition, modification or exchange. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis. The adoption of FASB FSP APB 14-1 is not expected to have a material impact on the Company's consolidated financial statements.

     In September 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing income per share under the two-class method pursuant to SFAS No. 128, "Earnings per Share." This guidance establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Furthermore, all prior period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1. The Company is currently evaluating the potential impact of the adoption of FSP EITF 03-6-1.

     In April 2009, the FASB issued SFAS No. 115-2 and SFAS No. 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments," ("SFAS No.152-2 and SFAS No.124-2") which provides operational guidance for determining other-than-temporary impairments ("OTTI") for debt securities. SFAS No.152-2 and SFAS No.124-2 are effective for interim and annual periods ending after June 15, 2009. The Company is currently evaluating the impact of the adoption of SFAS No.152-2 and SFAS No.124-2.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

3.   RECENT ACCOUNTING PRONOUCEMENTS (continued)
     -------------------------------

     In April 2009, the FASB issued FSP No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4"). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, when the volume and level of activity for the asset or liability have significantly decreased. FSP FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009; however, early adoption is only permitted in conjunction with the early adoptions of FSP FAS 115-2 and FAS 124-2 and FSP FAS 107-1 and APB 28-1. The Company is currently evaluating the impact of the adoption of FSP FAS 157-4.

     In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP FAS 107-1 and APB 28-1"). FSP FAS 107-1 and APB 28-1 requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP FAS 107-1 and APB 28-1 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009; however, early adoption is only permitted in conjunction with the early adoptions of FSP FAS 115-2 and FAS 124-2 and FSP FAS 157-4. The Company is currently evaluating the impact of the adoption of FSP FAS 107-1 and APB 28-1.

4.   SUBSIDIARIES AND DISCONTINUED OPERATIONS
     ----------------------------------------

     International E-Gaming Developers Inc.

     On November 3, 2000, the Company incorporated a wholly-owned subsidiary, International E-Gaming Developers, Inc. under the laws of Antigua and Barbuda as an international business corporation. E-Gaming Inc. was incorporated to engage in Internet gaming, including international betting, gaming, sports betting and bookmaking activities along with wagers on sporting events taking place outside the Caribbean Community region from residents of countries outside the Caribbean Community region. E-Gaming Inc. was primarily engaged in the operation and marketing of Internet gaming sites. During the 2002 fiscal year, the Company assumed all of the operations of International E-Gaming Developers Inc. Due to changes in United States law, the Company ceased its internet gaming activities during the fourth quarter of fiscal 2006. The consolidated financial statements present the assets, liabilities and results of operations of these activities separately as discontinued operations.

     Ontario Private Water Labelling Limited

     In 2003, the Company incorporated a wholly owned subsidiary, Ontario Private Water Labelling Limited, under the laws of Canada. Through this subsidiary, management intends to approach corporate and retail entities that wish to use their own label on bottled water as promotional or marketing tools. Additionally, the Company intended to market its own line of bottled spring water to sell at concerts, sporting events, and other venues. The business of Ontario Private Water Labelling Limited has been discontinued in 2007. The consolidated financial statements present the assets, liabilities and results of operations of these activities separately as discontinued operations.


OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

4.   SUBSIDIARIES AND DISCONTINUED OPERATIONS (continued)
     ----------------------------------------

     Celebrity Tan Inc.

     In 2003, the Company incorporated a wholly owned subsidiary,  Celebrity Tan
     Inc. under the laws of Canada. Celebrity Tan Inc. was incorporated to engage in the building and distribution of UV-free tanning stalls. These stand-up tanning booths spray a fine mist of sunless tanning solution onto the customer. The Company also intends to market through this subsidiary its own line of sunless tanning products. The business of Celebrity Tan
     Inc. has been discontinued in 2007. The consolidated financial statements present the assets, liabilities and results of operations of these activities separately as discontinued operations.

     Summarized financial information as a result of discontinued operations are as follows:


                                       December 31,        December 31,
                                           2008                2007
                                        =========           =========

Cash                                    $     200           $     320
Prepaid expenses and deposits                 113               9,434
                                        ---------           ---------
Total assets
   of discontinued operations                 313           $   9,754
                                        =========           =========

Bank loan                               $  10,947           $  23,539
Accounts payable
   and accrued liabilities                281,653             356,377
                                        ---------           ---------
Total liabilities
   of discontinued operations           $ 292,600           $ 379,916
                                        =========           =========

                                       December 31,        December 31,         December 31,
                                           2008                2007                 2007
                                        =========           =========            =========
Revenues                                $   7,770           $   1,246            $ 113,204
Cost of revenues                              668              10,013             (120,446)
                                        ---------           ---------            ---------
Gross profit (loss)                         7,102              (8,767)             233,650

Operating expenses                            661              25,781               43,178
                                        ---------           ---------            ---------
Income (loss) from
   discontinued operations              $   6,441           $ (34,548)           $(109,528)
                                        ---------           ---------            ---------


OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

5.   INVESTMENTS
     -----------

     On November 30, 2006, the Company entered into a joint venture agreement with Ko Ho Management Ltd. ("Ko Ho"), a Hong Kong based company, with the goal of acquiring business operations in the People's Republic of China. Under the terms of this agreement, the Company acquired a 50% interest in Ko Ho via the issuance of 250,000 shares of common stock (valued at $50,000 based on the closing share price on the date of issuance) of the Company and the financing of certain working capital expenses of Ko Ho in the amount of $60,000 over the course of the following 10 months. Under the terms of the joint venture agreement, the Company has agreed to issue up to an additional 1,000,000 shares of common stock and provide additional financing to a maximum of $250,000 for Ko Ho to acquire existing Chinese corporations. In addition, the Company has agreed to issue a further 250,000 shares of common stock should certain specified performance goals of Ko Ho be met, and to pay certain professional fees and e-commerce service fees of Ko Ho.

     To date through our partnership with the Ko Ho, the Company has acquired interests in the following three Chinese companies:

     In February 2007, the Company acquired a 50% interest in Arden Trading Company Ltd. ("Arden") of China through its partnership with Ko Ho. Arden specializes in the operation of customer loyalty redemption programs. Arden's services include processing bonus point redemptions, gift sourcing, catalogue productions, logistics, and call center customer support. It provides long-term outsourcing services to businesses in its areas of expertise. The Company issued 250,000 shares of common stock (valued at $150,000 based on the closing share price on the date of issuance) in connection with this investment.

     In March 2007, the Company acquired a 50% interest in Hongxin Insurance Agency of China ("Hongxin") through its partnership with Ko Ho. Hongxin is an insurance agency selling insurance policies and financial instruments to major insurance companies in China since 2004. It operates under a license issued by China Insurance Supervisory Committee to provide corporate and individual insurance products, risk management, and consultation services. The Company issued 160,000 shares of common stock (valued at $102,000 based on the closing share price on the date of issuance) in connection with this investment.

     In April 2007, the Company acquired a 35% equity interest in Foshan Foshantong Information Technology Co., Ltd. ("Foshantong") through its partnership with Ko Ho. Foshantong provides electronic payment smart card programs for public transportation and small payment transactions. The Company issued 750,000 shares of common stock (valued at $457,000 based on the closing share price on the date of issuance) in connection with this investment.

     In July 2007, the Company entered into an investment agreement with Serenity Investments Holdings Corp. ("Serenity"), a British Virgin Islands corporation, to obtain a payment processing engine and an E-Wallet platform that will provide the technology for the backbone to the Company's "FocusKard" suite of payment solutions. The Company issued 1,500,000 shares of common stock (valued at $630,000 based on the closing share price on the date of issuance) in connection with this investment.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

5.   INVESTMENTS (continued)
     -----------

     The Company's investments in Ko Ho, Arden, Hongxin, Foshantong, and Serenity were accounted for using the cost method because it does not have the ability to exercise significant influence over the operating and financial policies of these companies. The Company monitors these investments for impairment and makes appropriate reductions in carrying value when impairment is deemed to be other than temporary. The Company does not expect capital appreciation or income from these investments and has expensed these investments in prior years under advertising, marketing and consulting expenses. The purpose of these investments is to facilitate entry into target markets in the People's Republic of China by funding the marketing activities of these entities. Management believes that the Company has no further obligations or contingencies in respect of these entities and that these investments do not meet the criteria for consolidation under FIN No. 46(R), "Consolidation of Variable Interest Entities."


6.   RECLASSIFICATIONS
     -----------------

     Certain prior year amounts were reclassified to conform to current year presentation. These reclassifications did not result in any changes to the Company's accumulated deficit or net losses.


7.   PROPERTY AND EQUIPMENT
     ----------------------


     The following is a summary of property and equipment and accumulated depreciation:

                                            2008          2007
                                          =======       =======
     Office equipment                     $24,091       $29,601
     Computer hardware                      3,565         3,452
                                          -------       -------

     Total cost                            27,656        33,053
     Less: accumulated depreciation        24,236        28,592
                                          -------       -------

     Net book value                       $ 3,420       $ 4,461
                                          =======       =======

     Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $1,104, $1,000 and $971 respectively.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------


8.   BANK LOAN - DISCONTINUED OPERATIONS
     -----------------------------------

     The Company's subsidiary, Celebrity Tan Inc., was advanced a US $41,051 (CA $50,000) bank loan. The loan is repayable in monthly principal payments of US $684 (CA $833) plus interest at the TD Canada Trust rate of prime plus 1%. The loan is due on demand. Due to its demand feature, the liability is presented on the accompanying consolidated financial statement as current liabilities, under liabilities of discontinued operations.

     Future principal payments are as follows:

                             2009        $ 8,210
                             2010        $ 2,737

9.   NOTES PAYABLE
     -------------

     The notes are due to an arm's length third party, bearing interest at 12% per annum, unsecured and repayable upon demand. Due to the demand features, these notes are presented in the accompanying consolidated financial statements as current liabilities.

10.  LOANS PAYABLE - RELATED PARTIES
     -------------------------------

     As at December 31, 2008, the Company was indebted to certain of its officers, directors and stockholders $204,288 (December 31, 2007 - $268,735) for cash advances, consulting services and expenses paid on behalf of the Company. $171,523 (December 31, 2007 - $224,773) owed by the Company is recorded under loans payable and $32,761 (December 31, 2007 - $43,962) owed is recorded under discontinued operations. These loans are unsecured, non-interest bearing and repayable upon demand. Due to the demand features, these loans are presented in the accompanying consolidated financial statements as current liabilities.

11.  DEFERRED INCOME TAXES
     ---------------------

     As of December 31, 2008, 2007 and 2006, the Company had net deferred tax assets, calculated at an expected rate of 33.5%, 33% and 36% respectively, of approximately $1,580,000, $1,461,000 and $994,000, respectively, principally arising from net operating loss carry forwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been recorded at December 31, 2008, 2007 and 2006.


OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

11.  DEFERRED INCOME TAXES (continued)
     ---------------------

     A reconciliation of combined federal and provincial corporate income taxes at the Company's effective tax rate of 33.5%, 33% and 36%, respectively, for December 31, 2008, 2007 and 2006 is as follows:

                                                 2008           2007           2006
                                             ===========    ===========    ===========
     Net loss before income taxes            $  (593,186)   $(3,096,225)   $  (961,889)
                                             ===========    ===========    ===========
     Income taxes at statutory rates         $  (199,000)   $(1,022,000)   $  (348,000)
     Tax effect of expenses not
       deductible for income tax purposes:
     Stock based compensation                     45,000        135,000        183,000
     Shares issued for services                   12,000        550,000         28,500
     Effect of changes in loss
       Carry forwards from prior years          (891,000)          --             --
     Expiry of loss carry forwards               914,000
                                             -----------    -----------    -----------
                                                (119,000)      (337,000)      (136,500)
     Change in valuation allowance               119,000        337,000        136,500
                                             -----------    -----------    -----------

                                             $     --       $      --      $      --
                                             ===========    ===========    ===========

     The significant components of the deferred tax asset at December 31, 2008, 2007 and 2006 were as follows:


                                                  2008           2007           2006
                                              ===========    ===========    ===========

     Net operating loss carry forwards        $ 5,361,000    $ 4,427,000    $ 2,761,000
                                              ===========    ===========    ===========
     Deferred tax asset                       $ 1,580,000    $ 1,461,000    $   994,000
     Deferred tax asset valuation allowance   $(1,580,000)   $(1,461,000)   $  (994,000)
                                              -----------    -----------    -----------

                                              $     --       $      --      $      --
                                              ===========    ===========    ===========


     At December 31, 2008, the Company had unused non-capital losses of approximately $5,361,000 to offset future taxable income. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during future periods. These losses expire to the extent unutilized against future taxable income as follows:

                                 2009            $  430,000
                                 2010               530,000
                                 2014               169,000
                                 2025               386,000
                                 2026               645,000
                                 2027             2,829,000
                                 2028               372,000
                                             --------------

                                                $ 5,361,000
                                             ==============

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

12.  COMMON STOCK
     ------------

     The Company is authorized to issue an unlimited number of voting, common stock without par value. Shares may be transferred with the consent of a majority of the directors or the shareholders through resolution or by a signed instrument.

     The Company has not issued any warrants in 2008, 2007 and 2006.

     During the year ended December 31, 2008, the Company sold for cash 7,000,000 shares of common stock. This stock was sold for approximately $0.04 per share for a total of $287,886, less commissions of $16,934.

     The Company also issued 460,000 shares of common stock during the 2008 fiscal year for services provided by non-employees. These shares were valued at a total of $35,647 based on the closing share price on the date of issuance.

     During the year ended December 31, 2007, the Company sold for cash 8,350,628 shares of common stock. This stock was sold for approximately $0.20 per share for a total of $1,650,503, less commissions of $659,915.

     The Company also issued 842,774 shares of common stock during the 2007 fiscal year for services provided by non-employees and 2,660,000 shares of common stock were issued pursuant to the establishment of the Company's joint venture agreement (See note 5). These shares were valued at a total of $1,666,197 based on the closing share price on the date of issuance.

     During the year ended December 31, 2006, the Company sold for cash 3,374,832 shares of common stock. This stock was sold for approximately $0.18 per share for a total of $604,785, less commissions of $200,560.

     The Company also issued 200,000 shares of common stock during the 2006 fiscal year for services provided by non-employees and 250,000 shares of common stock were issued pursuant to the establishment of the Company's joint venture agreement (See note 5). These shares were valued at a total of $79,353 based on the closing share price on the date of issuance.

13.  STOCK OPTIONS
     -------------

     The Company has a Stock Option Plan (the "Plan") under which it is authorized to grant options to purchase shares of common stock of the Company to directors, key personnel and consultants to the Company, its subsidiaries and affiliates. The aggregate number of shares of the Company which may be issued and sold under the Plan will not exceed 10% of the total number of shares of common stock issued and outstanding from time to time. The exercise prices of the options are based on the fair value of the Company's common stock at the time of grant as determined by the Board of Directors.


OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

13. STOCK OPTIONS (continued)

     The following table reflects the continuity of options outstanding:

                                             Options                                      Average Exercise Price
                          =============================================        ============================================
                             2008             2007              2006              2008             2007             2006
                          ==========       ==========        ==========        ==========       ==========       ==========
    Outstanding,
      beginning of year      750,000          800,000              --          $     0.59       $     0.15       $     --
    Granted                1,200,000          750,000         1,600,000              0.10             0.59             0.15
    Exercised                   --           (800,000)         (800,000)             --               0.15             0.15
    Cancelled/expired           --               --                --                --               --               --
                          ----------       ----------        ----------        ----------       ----------       ----------
    Outstanding,
      end of year          1,950,000          750,000           800,000        $     0.29       $     0.59       $     0.15
                          ==========       ==========        ==========        ==========       ==========       ==========

     The weighted average remaining contractual life and weighted average exercise price of options outstanding and exercisable as at December 31, 2008 are as follows:

                                                                 Weighted
                                              Weighted            Average                               Weighted
                                              Average            Remaining                              Average
        Exercise            Number            Exercise          Contractual          Number             Exercise
         Prices           Outstanding          Price            Life (Years)       Exercisable           Price
   ====================================================    ======================================================

    $     0.10            1,200,000 (i)       $     0.10           4.22            1,200,000           $     0.10
    $     0.15              250,000 (ii)      $     0.15           8.02              250,000           $     0.15
    $     0.71              250,000 (ii)      $     0.71           0.25              250,000           $     0.71
    $     0.90              250,000 (ii)      $     0.90           8.02              250,000           $     0.90
    ----------------------------------------------------    ------------------------------------------------------

                          1,950,000           $     0.29           4.68            1,950,000           $     0.29
    ====================================================    ======================================================


(i) During the year ended December 31, 2008, the Company issued 400,000 options each to three directors (Total 1,200,000 options). The options have exercise price of US $0.10 (CA $0.12), and vest immediately. These options expire on March 20, 2013. The fair value of the options granted was $132,827 and was calculated using the Black-Scholes option pricing model using the following assumptions:

                      Expected volatility:              212%
                      Risk free interest rate:          2.36%
                      Expected life:                    5 years
                      Dividend yield:                   0%

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

13.      STOCK OPTIONS (continued)
         -------------

(ii) During the year ended December 31, 2007, the Company issued 250,000 options each to three individuals. The options have exercise price of US $0.12 (CA $0.15), US $0.71 and US $0.90, respectively, and vest immediately to one year from date of issuance. These options expire at January 2017, April 2009 and January 2017, respectively. The fair value of the options granted was $409,671 and was calculated using the Black-Scholes options pricing model using the following assumptions:

                      Expected volatility:              254% - 260%
                      Risk free interest rate:          4.5%
                      Expected life:                    2 years
                      Dividend yield:                   0%

(iii) On October 31, 2006, the Company issued 1,600,000 options to a director at an exercise price of $0.15 vesting immediately, and a term of 10 years. The fair value of the options granted was $507,662 and was calculated using the Black-Scholes option pricing model using the following assumptions:

                      Expected volatility:              265%
                      Risk free interest rate:          4.5%
                      Expected life:                    2 years
                      Dividend yield:                   0%

         During the year ended December 31, 2007, 800,000 options were exercised at CA $0.15 (US $0.13) per share. As payment for these options, the Company reduced the amount of its outstanding liability to this director by $101,928.

         During the year ended December 31, 2006, 800,000 options were exercised at US $0.15 per share. As payment for these options, the Company reduced the amount of its outstanding liability to this director by $120,000.

14.  RELATED PARTY TRANSACTIONS
     --------------------------

     The Company rented commercial space in Toronto, Canada, beginning in 2003, with a month-to-month agreement for rent for $3,500 CDN. Rent expense for the year ended December 31, 2008 under this lease amounted to $40,022 (December 31, 2007 and 2006 - $35,607 and $38,847, respectively). Rent was paid to a corporation that is controlled by a director of the Company. As at December 31, 2008, the Company owed the corporation $14,368 (December 31, 2007 - $3,531), which is recorded in accounts payable.

     The  Company  paid  $125,000  (December  31,  2007 and 2006 - $125,000  and
     $125,000, respectively) consulting fees to a director. As at December 31, 2008, the Company owed the director $492,550 (December 31, 2007 - $527,425), which is recorded in accounts payable.

     The  Company's   related-party   transactions  were  consummated  on  terms
     equivalent to those that prevail in arm's length transactions.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006
--------------------------------------------------------------------------------

15.  CONTINGENCIES
     -------------

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

16.  SUBSEQUENT EVENTS
     -----------------

     Subsequent to December 31, 2008, the Company issued 4,450,000 shares of common stock for a total consideration of approximately $75,000, cash.

     Subsequent to December 31, 2008, 250,000 stock options expired on April 1, 2009.

17.  FINANCIAL INSTRUMENTS
     ---------------------

     The Company's financial instruments comprise bank indebtedness, bank loan, accounts payable and accrued liabilities and loans and notes payable. In management's opinion, the fair value of these instruments approximates carrying value due to their short maturities.

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

                                  Exhibit Index

Exhibit No.           Description                                    Page Number
-----------           -----------                                    -----------

    1.1               Articles of Incorporation................................*
    1.2               Bylaws...................................................*
    2.1               Specimen Stock Certificate...............................*
    4.1               Agreement with Starnet Systems International Inc.,
                        dated January 25, 2001.................................*
    4.2               Specimen Affiliate Sub-License Agreement.................*
    4.3               Asset Purchase Agreement with Suchow Holdings Ltd.
                        dated April 26, 2001...................................*
    4.4               Exhibits to Agreement with Starnet Systems International
                        Inc., dated January 25, 2001...........................*
    4.5               Mutual Release with CCPC Biotech Inc. dated March 1, 2001*
    4.6               Sub-License Agreement between Starnet Systems N.V. and
                        International E-Gaming Developers N.V. dated
                        November 20, 2001......................................*
    4.7               Employment Agreement between Oxford Software Developers
                        Inc. and Michael Donaghy dated July 1, 2001............*
    4.8               Employment Agreement between Oxford Investments Holdings
                        Inc. and Victor DeLaet dated July 1, 2001..............*
    4.9               Agreement between Oxford Software Developers Inc. and West
                        America Securities Corp. dated March 7, 2002...........*
    4.10              Asset Purchase Agreement with Christopher Webster
                        dated April 5, 2006...................................**
    4.11              Oxford Investments Holdings Inc. Non-Qualified Stock
                        Option Plan..........................................***
    4.12              Oxford Investments Holdings Inc. Non-Qualified Stock
                        Option Agreement.....................................***
    4.13              Joint Venture Agreement between the Ko Ho Group and Oxford
                        Investments Holdings Inc. ...........................***
    4.14              Share Purchase Agreement between Ko Ho Group and Arden
                        Trading Company Ltd. and All the Shareholders dated
                        February 28, 2007.............. ***
    4.15              Share Purchase Agreement between Ko Ho Group and Hongxin
                        Insurance Agency of China and All the Shareholders
                        dated March 14, 2007 ***
    4.16              Agreement for Cooperation  between Foshan Wanzhi S&T
                        Company Ltd. and Ko Ho Management Ltd.
                        dated May 7, 2007....................................***
    8.1               List of Subsidiaries.....................................*
    10(g)             Consent of Independent Accountants........................
    99.1              Certificate of Chief Executive Officer pursuant to
                        Section 906 of the Sarbanes-Oxley Act of 2002...........
    99.2              Certificate of Chief Financial Officer pursuant to
                        Section 906 of the Sarbanes-Oxley Act of 2002...........

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

                                           OXFORD INVESTMENTS HOLDINGS INC.



 Date: June 29, 2009                       By:  /S/Michael Donaghy
                                                --------------------------------
                                                Michael Donaghy, President/
                                                Chief Executive Officer

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


By:            /S/  Michael Donaghy
               --------------------
                   Michael Donaghy
               Chief Executive Officer

Date: June 29, 2009

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

Date:  June 29, 2009