Form 20-F/A
period 2008-12-30
OXFORD INVESTMENTS HOLDINGS INC
filed 2009-09-04
CIK 1145703

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 20-F/A


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


Commission file number: 000-31188
                        ---------


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

                               PART II
Item 13.    Defaults, Dividends Arrearages and Delinquencies                   *
Item 14.    Material Modifications to the Rights of Security Holders and
               Use of Proceeds                                                 *
Item 15T.   Controls and Procedures                                           42
Item 16A.   Audit Committee Financial Expert                                  44
Item 16B.   Code of Ethics                                                    44
Item 16C.   Principal Accountant Fees and Services                            44
Item 16D.   Exemptions from the Listing Standards for Audit Committees         *
Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated
               Purchases                                                       *
Item 17.    Financial Statements                                              45
Item 18.    Financial Statements                                              45
Item 19.    Exhibits                                                          46
SIGNATURES                                                                    47
CERTIFICATIONS                                                                48
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

         The Company was indebted to a director in the amount of $43,962, bearing interest at 5% per annum, due upon demand. The loan was repaid in fiscal year 2007. Remaining interest for the year ended December 31, 2008, amounted to $32,761. The Company owes a director $492,550, as of December 31, 2008.

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

                                     PART II

Item 13.          Defaults, Dividends Arrearages and Delinquencies

         Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not Applicable.

Item 15T.        Controls and Procedures

Disclosure Controls and Procedures
----------------------------------

         The Interim Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Interim Chief Financial Officer has concluded that, as of December 31, 2008, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is:
(i) recorded, processed, summarized and reported, within the time periods specified in the Commission's rule and forms; and (ii) accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company's minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with our outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

Management's Annual Report on Internal Control Over Financial Reporting
-----------------------------------------------------------------------

         Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by the Chief Executive Officer, who is also the Chief Financial Officer, and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

         Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Forward looking statements regarding the effectiveness of internal controls during future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

         Management completed an assessment of the effectiveness of the Company's internal control over financial reporting ("ICFR") as of December 31, 2008, using the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2008. The Company's assessment of the effectiveness of the ICFR at December 31, 2008 identified certain material weaknesses as of that date:

      1. Weakness: It is not possible to adequately segregate incompatible duties among the officers of the Company, because the Company only has two executive management positions--Chief Executive Officer and Chief Financial Officer--which are both fulfilled by one person, and one accounting consultant.

           Remediation: Appoint a separate Chief Financial Officer, in addition to the current Chief Executive Officer, to formally segregate the duties of maintaining accounting records and preparing financial statements, from the executive duties of the current officer.

      2. Weakness:The Company is small, with only one officer (who is also a director), thereby creating a risk of override of existing controls by management.

           Remediation: Require the newly appointed Chief Financial Officer's approval of all expenditures and other dispositions of assets.

      3. Weakness: The Company maintains limited audit evidence in documentary form which is used to test the operating effectiveness of control activities.

           Remediation: Increase the documentation of expenditures and receipts, under the joint supervision of the newly appointed Chief Financial Officer, and the Chief Executive Officer, to insure received goods and third-party services conform to contract terms.

         The Company intends to add additional levels of executive management and personnel to remediate the weaknesses, in the specific manners described in paragraphs 1 through 3 above, as and when the Company has sufficient financial resources to effect the remediations.

          This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

Changes in Internal Control over Financial Reporting
----------------------------------------------------

         As disclosed above, in fiscal 2009, the Company completed its assessment of its ICFR in place for the year ended December 31, 2008, using the COSO framework. Although the assessment was completed, there were no changes in the ICFR during the 2008 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

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


                                  Exhibit Index

Exhibit No.           Description                                    Page Number
-----------           -----------                                    -----------

    1.1               Articles of Incorporation................................*
    1.2               Bylaws...................................................*
    2.1               Specimen Stock Certificate...............................*
    4.1               Agreement with Starnet Systems International Inc.,
                        dated January 25, 2001.................................*
    4.2               Specimen Affiliate Sub-License Agreement.................*
    4.3               Asset Purchase Agreement with Suchow Holdings Ltd.
                        dated April 26, 2001...................................*
    4.4               Exhibits to Agreement with Starnet Systems International
                        Inc., dated January 25, 2001...........................*
    4.5               Mutual Release with CCPC Biotech Inc. dated March 1, 2001*
    4.6               Sub-License Agreement between Starnet Systems N.V. and
                        International E-Gaming Developers N.V. dated
                        November 20, 2001......................................*
    4.7               Employment Agreement between Oxford Software Developers
                        Inc. and Michael Donaghy dated July 1, 2001............*
    4.8               Employment Agreement between Oxford Investments Holdings
                        Inc. and Victor DeLaet dated July 1, 2001..............*
    4.9               Agreement between Oxford Software Developers Inc. and West
                        America Securities Corp. dated March 7, 2002...........*
    4.10              Asset Purchase Agreement with Christopher Webster
                        dated April 5, 2006...................................**
    4.11              Oxford Investments Holdings Inc. Non-Qualified Stock
                        Option Plan..........................................***
    4.12              Oxford Investments Holdings Inc. Non-Qualified Stock
                        Option Agreement.....................................***
    4.13              Joint Venture Agreement between the Ko Ho Group and Oxford
                        Investments Holdings Inc. ...........................***
    4.14              Share Purchase Agreement between Ko Ho Group and Arden
                        Trading Company Ltd. and All the Shareholders dated
                        February 28, 2007.............. ***
    4.15              Share Purchase Agreement between Ko Ho Group and Hongxin
                        Insurance Agency of China and All the Shareholders
                        dated March 14, 2007 ***
    4.16              Agreement for Cooperation  between Foshan Wanzhi S&T
                        Company Ltd. and Ko Ho Management Ltd.
                        dated May 7, 2007....................................***
    8.1               List of Subsidiaries.....................................*
    10(g)             Consent of Independent Accountants........................
    12.1              Certification by Chief Executive Officer pursuant to
                         Section 302 of the Sarbanes-Oxley Act of 2002..........
    12.2              Certification by the Chief Financial Officer pursuant to
                         Section 302 of the Sarbanes-Oxley Act of 2002..........
    99.1              Certificate of Chief Executive Officer pursuant to
                        Section 906 of the Sarbanes-Oxley Act of 2002.......****
    99.2              Certificate of Chief Financial Officer pursuant to
                        Section 906 of the Sarbanes-Oxley Act of 2002.......****

         * Incorporated by reference from the Company's annual report on Form 20-F filed on June 28, 2002 or the Company's registration statement on Form 20-F filed on December 19, 2001.
         ** Incorporated by reference from the Company's annual report on Form 20-F filed on June 30, 2006.
         *** Incorporated by reference from the Company's annual report on Form 20-F filed on July 02, 2007.
         **** Previously Filed


 Financial Statement Schedules

            None.

                                   Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                           OXFORD INVESTMENTS HOLDINGS INC.



 Date: September 4, 2009                   By:  /S/Michael Donaghy
                                                --------------------------------
                                                Michael Donaghy, President/
                                                Chief Executive Officer