Form 20-F
period 2009-12-31
OXFORD INVESTMENTS HOLDINGS INC
filed 2010-06-29
CIK 1145703

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 20-F

 [  ] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

 [X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended: December 31, 2009

 [  ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 [  ] Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 000-31188

OXFORD INVESTMENTS HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Not Applicable
 (Translation of Registrant’s name into English)

Ontario, Canada
(Jurisdiction of incorporation or organization)

1315 Lawrence Avenue East
Suite 520
Toronto, Ontario
Canada M3A 3R3
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:
Title of Class: Common Stock, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of the issuer’s common Stock as of December 31, 2009: 85,614,384

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If other has been checked by the previous statement, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

TABLE OF CONTENTS

Page

FORWARD – LOOKING STATEMENTS	5

PART I
Item 1.	Identity of Directors, Senior Management and Advisers	*
Item 2.	Offer Statistics and Expected Timetable	*
Item 3.	Key Information	5
	Selected Financial Data	5
	Capitalization and Indebtedness	*
	Reason for the Offer and Use of Proceeds	*
	Risk Factors	7
Item 4.	Information on the Company	14
	History and Development of the Company	14
	Business Overview	14
	Organizational Structure	19
	Property, Plants and Equipment	20
Item 4A	Unresolved Staff Comments	*
Item 5.	Operating and Financial Review and Prospects	20
	Operating Results	20
	Liquidity and Capital Resources	26
	Research and Development	27
	Trend Information	27
	Off-balance sheet arrangements	*
	Tabular disclosure of contractual obligations	*
	Safe harbor	28
Item 6.	Directors, Senior Management and Employees	29
	Directors and Senior Management	29
	Compensation of Directors and Officers	30
	Board Policies	30
	Employees	31
	Share Ownership	31
Item 7.	Major Shareholders and Related Party Transactions	32
	Major Shareholders	32
	Related Party Transactions	32
Item 8.	Financial Information	33
	Consolidated Statements and Other Financial Information	33
Item 9.	Significant Changes The Offer and Listing	33 34
Item 10.	Additional Information	35
	Share Capital	*
	Memorandum and articles of incorporation	35
	Material Contracts	35
	Exchange Controls	36
	Taxation	36
	Dividends and paying agents	*
	Statements by experts *
	Documents on display	41
	Subsidiary Information	*
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	*
Item 12.	Description of Securities Other Than Equity Securities	*

	PART II
Item 13.	Defaults, Dividends Arrearages and Delinquencies	*
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	*
Item 15.	Controls and Procedures	42
Item 16A.	Audit Committee Financial Expert	43
Item 16B.	Code of Ethics	43
Item 16C.	Principal Accountant Fees and Services	43
Item 16D.	Exemptions from the Listing Standards for Audit Committees	*
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	*
Item 17.	Financial Statements	44
Item 18. Item 19.	Financial Statements Exhibits	44 45
SIGNATURES		46
CERTIFICATIONS		47
* Omitted pursuant to General Instruction E(b) of Form 20-F.

FORWARD LOOKING STATEMENTS

Oxford Investments Holdings Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘intends’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘project’’, ‘‘plan’’, ‘‘potential’’, ‘‘will’’, ‘‘may’’, ‘‘should’’, ‘‘expect’’ and similar expressions identify forward-looking statements.  Please note in this annual report, ‘‘we’’, ‘‘us’’, ‘‘our’’, ‘‘the Company’’, all refer to Oxford Investments Holdings Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, changes in the Company’s operating expenses, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

PART I

Item 1.                                Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                                Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                                Key Information

A.           Selected Financial Data

The following selected financial data for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 is derived from our audited consolidated financial statements.  The selected financial data, as well as the consolidated financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States.  The Registrant presents its consolidated financial statements in United States dollars.  All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected consolidated financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009

Statement of Operations Data:
Total revenues from	$163,889	$72,095	$4,886	$0.00	$3,957
Continuing Operations
Total Revenues from	0.00	113,204	1,246	7,770	0.00
Discontinued Operations
Net Income/(Net Loss)	(471,308)	(961,889)	(3,096,225)	(593,186)	(406,077)
Basic and diluted
net loss per share -	(0.02)	(0.04)	(0.09)	(0.01)	(0.01)
Weighted average number of
Shares used in computing basic and
Diluted net loss per share-	21,765,254	23,368,008	33,640,665	3,216,873	61,456,942
Balance Sheet Data:
Cash and cash equivalents	$(13,697)	$37,969	$0.00	$0.00	$22,286
Total current assets	58,290	90,855	0.00	4,399	27,667
Total assets	62,727	94,321	14,215	8,132	31,601
Total current liabilities	1,544,956	1,431,884	1,365,394	1,202,780	1,435,107
Total liabilities	1,544,956	1,431,884	1,365,394	1,202,780	1,435,107
Total accumulated deficit	(3,909,395)	(4,871,284)	(7,967,509)	(8,560,695)	(8,966,772)
Total stockholders’ equity (deficit)	(1,482,229)	(1,337,563)	(1,351,179)	(1,194,648)	(1,403,506)

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

Year ended December 31,
	2009	2008	2007	2006	2059

End of Period	.96	.83	1.01	.86	.86

Average for Period	.88	.94	.97	.87	.83

High for Period	.98	1.02	1.09	.91	.86

Low for Period	.77	.77	.84	.85	.80

The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2009 and 2010.  The exchange rates used are the closing rates as provided by the Bank of Canada.

Month	High	Low

December 2009	0.96	0.93

January 2010	0.98	0.94

February 2010	0.96	0.93

March 2010	0.99	0.96

April 2010	1.00	0.98

May 2010	0.99	0.93

The exchange rate on December 31, 2009 for the conversion of United States dollars into Canadian dollars was $0.96 (CDN$1.00 = US$0.9555).  As of June 10, 2010, the close rate of exchange for the conversion of United States dollars into Canadian dollars was $0.97 (CDN$1.00=US$0.9674).  The exchange rates used are the nominal noon exchange rates as published by the Bank of Canada.

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

This annual report also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions.  These statements may be identified by the use of words such as “expects,” “anticipates,” “intends,” “plans” and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report.

RISK FACTORS RELATED TO OUR BUSINESS

We Have A Limited Operating History So It May Be Difficult For You To Evaluate Our Business And Its Future Prospects

It may be difficult to evaluate our business and prospects because we have a limited operating history.  We were incorporated in October 2000 and we began operations in November 2000.  In our first two years of operations, we focused our business on the Internet e-gaming market; however in early 2003, we expanded our operations into the lifestyle consumables market.  Through our subsidiaries Celebrity Tan, Inc. and Ontario Private Water Labeling Ltd, we entered the UV-free sunless tanning and private water labeling markets. We have since discontinued these businesses.   During 2006, we entered into the stored-value credit/debit card market through our suite of “FocusKard” products and our acquisition of ownership interests of companies in China.  Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets.  The risks, expenses and difficulties that we expect to encounter include:

•	implementing an evolving and unpredictable business model that relies, in large part, on customer growth and word-of-mouth publicity among the targeted audiences;
•	building our corporate brand to attract purchasers, advertisers and affiliates, and our network brands to expand our audience;
•	increasing our product offerings on existing networks through internal development and affiliate partnerships;
•	developing and integrating new networks addressing our target audience and customer base;
•	diversifying our revenue sources by focusing on different business opportunities for a consumer market and by launching various marketing initiatives;
•	expanding our sales and marketing efforts to increase our affiliate and customer base and our reach within the stored-value card market audience;
•	attracting, retaining and motivating qualified personnel; and
•	responding to competitive developments.

There can be no assurance that we will effectively address the risks we face, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We Have A History Of Operating Losses And A Significant Accumulated Deficit, And We May Not Maintain Revenue Or Achieve Profitability In The Future.

We have not been profitable since our inception in October 2000.  We have an accumulated deficit of ($8,966,772).  We expect to continue to incur additional losses for the next fiscal year as a result of a high level of operating expenses, significant up-front expenditures, pursuing new initiatives for the Company and our marketing activities.   We have had to rely on raising money through private placement of our stock to fund our ventures and operations.  We may never realize significant revenues from our core business or be profitable.  Factors that will influence the timing and amount of our growth and profitability include:

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

To date, we have generated most of our cash flow from financing activities. This has been primarily from sales of our common stock, and from time to time loans from Michael Donaghy, our founder, President and Chief Executive Officer. We have used a significant portion of the capital we raised to fund cash outflows for operating and investing activities.  Since we have not attained profitable operations and are dependent upon obtaining financing to pursue our plan of operations, there is no assurance that we will not require additional resources in the future or that we will be able to obtain financing in the amount required or terms satisfactory to us.

Our Growth May Strain Our Resources And Hinder Our Ability To Implement Our Business Strategy

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

Operational Risks

Our revenue and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline.  As a result of our limited operating history and the emerging nature of the markets in which we compete, we are unable to forecast our revenue with precision. We anticipate that the results of our operations may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control.  Factors that may affect our results of operations include, but are not limited to:

•	the addition or loss of customers for our FocusKard or stored-value card suite of products, or our failure to add new customers;
•	our ability and the ability of our affiliates to attract and retain a large retail audience for our products;
•	our ability to attract and retain advertisers and sponsors;
•	our ability to successfully manage our relationships with our joint venture partners, particularly in the Asian market;
•	the amount and timing of expenditures for expansion of our operations, including the acquisition of new affiliates, the hiring of new employees, capital expenditures and related costs;
•	our ability to continue to enhance, maintain and support our networks and technology and avoid system downtime; and
•	the introduction of new or enhanced offerings by our competitors.

Security And Privacy Breaches In Our Electronic Transactions May Damage Customer Relations And Inhibit Our Growth.

Any failures in our security and privacy measures could have a material adverse effect on our business, financial condition and results of operations. We electronically transfer large sums of money and store personal information about consumers, including bank account and credit card information, social security numbers, and merchant account numbers. If we are unable to protect, or consumers perceive that we are unable to protect, the security and privacy of our electronic transactions, our growth and the growth of the electronic commerce market in general could be materially adversely affected.  A security or privacy breach may:

•   cause our customers to lose confidence in our services;

•   deter consumers from using our services;
•   harm our reputation;
•   expose us to liability;
•   increase our expenses from potential remediation costs; and
•  decrease market acceptance of electronic commerce transactions.

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

Protection And Enforcement Of Intellectual Property Rights

We regard the protection of trademarks, copyrights and other proprietary rights as important to our success and competitive position.  We do not have any patented technology that would prevent competitors from entering our market.  Although we seek to protect our trademarks, copyrights and other proprietary rights through confidentiality and “non-compete” agreements and common law precedents, these actions may be inadequate to protect them or to prevent others from claiming violations of their patents, trademarks, copyrights and other proprietary rights.  As a result, third parties could claim infringement by us with respect to current or future services.

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

RISK FACTORS RELATED TO OWNING OUR STOCK

Control By Existing Shareholders; Anti-Takeover Effects

As of December 31, 2009, Michael Donaghy, our President and Chief Executive Officer and director, personally and indirectly through his spouse, beneficially owned approximately13,850,000 shares  or 16.18 % of our outstanding common shares.  As a result, Mr. Donaghy can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs.  The voting power of Mr. Donaghy under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

No Established Public Trading Market

Our shares began trading on the Over the Counter Bulletin Board (OTCBB) in May 2004, however, at present our shares are thinly traded, and there is no assurance that a significant trading market will develop, or if developed, that such market will be sustained.

Possible Volatility Of Stock Price

Many factors could affect the market price of our common shares.  These factors include but are not limited to:

•	Variations in our operating results;
•	Variations in industry growth rates;
•	Actual or anticipated announcements of technical innovations or new products or product enhancements by us or our competitors;
•	General economic conditions in the markets for our products and services;
•	Divergence of our operating results from analysts’ expectations; and
•	Changes in earnings estimates by research analysts.

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

On or about December 18, 2006, we entered into a joint venture arrangement with the Ko Ho Management Co. Ltd. of Hong Kong (“Ko Ho Group”).   We acquired a fifty percent (50%) equity interest in the Ko Ho Group, a company wholly-owned by Mr. Benny Lee. The Ko Ho Group is an investment and management company, specializing in company mergers and acquisitions, management and marketing services in Asia Pacific with a focus in Hong Kong and China.  To date through our partnership with the Ko Ho Group, we have acquired an equity interest in three Chinese companies, Arden Trading Company Ltd., Hongxin Insurance Agency and Foshan Foshantong Information Technology Co., Ltd (“Foshantong”).

On April 2, 2010, the Company terminated its investment in Foshantong. The termination was mutually agreed upon by both parties.  As a result of the termination, the Company received $200,000 as a recovery of the marketing expenses that the Company had spent in connection with this investment.

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

Due to changes in United States law with respect to Internet gaming, we are no longer involved in Internet gaming activities.  The Company has discontinued the business operations of Internet Gaming and private labeled bottled spring water and has focused its core operations on the direct banking and stored card value market. It has entered into the direct-banking and payment-card solutions business by concentrating its business around its “FocusKard” suite of products.

The Product and the Market

The “FocusKard” suite of products consists of an online-access account represented by a stored-value card. Stored-value cards are a substitute for cash, gift certificates, and check payments. Monetary value is added to the stored-value account before the card is used, with the value either being funded by the cardholder directly, or by the card program operator in commercial applications.

Stored-value is believed to be the most rapidly growing segment in the payment card industry.  Its many applications include payroll products, gift-card products, travel products, insurance products, membership products, student products, and incentive/promotional products.

The Opportunity

The rapid expansion of e-commerce and online banking brings new challenges to payment methods, such as the need to protect the individual’s financial information, and the ease of collection for online merchants.  A stored-value product such as the FocusKard expands the functionality of electronic banking, allowing new and innovative payment methods that may limit risk exposure on both sides of the transaction.

Product

FocusKard offers a complete payment solution with world-class service at competitive rates. The Company’s expertise in risk management, authentication, and fraud detection has enabled us to develop a product backed with technological protections such as redundant data centers, while giving customers the security of a PIN and a zero-liability policy.

With superior customer and merchant support services available twenty-four hours a day, seven days a week, the FocusKard is available in various languages and currencies. Instant customer access to a real-time paperless transaction statement is always available.

FocusKard’s revolutionary payment methods are available as a customized white-label solution to allow gift-card branding and other merchant applications, thus providing a complete turnkey product for this type of application.

The Strategy

The FocusKard platform is headlined by our e-wallet solution. This product allows for instant internet transfers of funds between customer and merchant and vice versa. The product is seamless and secure. Each user account has a loadable credit card linked to their account enabling access to funds through any point of sale (POS) or automatic teller machine (ATM) worldwide.

The programs currently underway for the “FocusKard” suite of products involve the introduction of a payroll card and a direct-debit card. The FocusKard payroll card offers employers and employees a check-free, easily distributed, instant-access method to deal with the administration of wages and employee compensation.  The FocusKard direct-debit card is a consumer-loaded prepaid card for equivalent-to-cash transactions with statement benefits, and is ideal for online transactions, corporate expense cards, PIN-protected travel currency, and gift cards.

This is only the beginning of the new vision of the FocusKard products - comprehensive direct-banking and payment-card solutions tailored to the requirements of today’s businesses. The goal is to continually develop innovative electronic payment products that serve a broad range of markets and are delivered on a stored-value platform technology.

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

Arden's services also include gift sourcing, catalogue production, logistics, and call center customer support. It provides long-term outsourcing services to businesses in its areas of expertise. The Company’s clientele include telecommunication operators, such as China Telecommunications; insurance companies; and commercial banks, such as China Construction Bank.

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

Arden provides bonus point fulfillment services to the China Construction Bank for the Province of Guangdong. Customers are given an opportunity to redeem their points for gifts offered in Arden’s catalogue.  Arden is responsible for bonus points management services, receiving orders, acquiring products to fulfill the orders, and shipping the product to the Bank’s customers.

Using Arden’s services allows the Bank to offer an incentive program to its customers, while the Bank’s customers benefit by receiving valuable gift items.

The Opportunity

The present economic boom in China provides a growing market for all types of products and services.  Arden plans to expand its geographical coverage area, in addition to taking advantage of China’s growing markets.

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

The management team has years of experience in operating and managing call center, logistics, telemarketing, and customer relations services

The Strategy

Arden charges a service fee to the China Construction Bank to manage and fulfill the Bank’s bonus points incentive program. Further income is provided by markup on the wholesale value of gift items provided by Arden. As the Company’s customer base expands, bulk purchasing of gift items will reduce the wholesale price charged to Arden, thus increasing the markup income per item as well as the increasing in the number of fulfillment transactions.

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

Oxford’s partnership with Arden will allow Oxford to enter into the loyalty and electronic payment market in China through Arden’s present and projected customer base, thus ensuring the successful introduction of the FocusKard suite of payment solutions into the huge Chinese consumer card market.

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

The Product and The Market

Like Arden Trading Company Ltd., Hongxin serves the large market of the Province of Guangdong in China. China’s economic prosperity is resulting in an increase in disposable income for an increasing segment of the population. Hongxin’s product offerings serve this increase in wealth by protecting the value of property, through insurance; and by providing opportunities for investment, such as mutual funds and other financial instruments.

The Opportunity

Hongxin has developed partnerships that provide the Company with a huge customer base to which the Company can market its products and services. The growing Chinese market welcomes access to the types of products and services provided by Hongxin.

Product and Company Advantages

In addition to established relationships with some major enterprises, Hongxin has established partnership relationships with some major banks in China to provide insurance to their cardholders. Currently Hongxin is the designated sole insurance agent for the cardholders of China Construction Bank (Guangdong Branch)’s “Automotive Card”. The “Automotive Card” is a roadside assistance and automotive services program, and it offers a discount on automotive insurance purchased through Hongxin.

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

Those potential customers will initially be acquired through Hongxin’s present business agreements. Hongxin will approach the China Construction Bank’s “Automotive Card” members, and the 4 million clients of the largest mail-ordering company in China with offers for property insurance and other financial products, in addition to automotive insurance.

These financial products include the FocusKard suite of payment solutions, which will thus be exposed to the huge market accessed by Hongxin.

Hongxin has further plans to build loyalty “gift” programs with insurance companies and financial services companies, providing customers with a further incentive to purchase Hongxin’s products, and providing additional revenues to Hongxin through markup on gift items.

Foshan Foshantong Information Technology Co., Ltd.

On or about April 7, 2007, we acquired a fifty percent (50%) equity interest in Foshan Foshantong Information Technology Co., Ltd. through our partnership with the Ko Ho Group.

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

The Company was no longer involved in the programs of  Foshantong as a result of the Company’s termination of its investment therein, effective April 2, 2010. The termination was mutually agreed upon by both parties.  As a result of the termination, the Company received $200,000 as a recovery of the marketing expenses that the Company had spent in connection with this investment.

Celebrity Tan, Inc.

In 2008, the Company discontinued the operations of Celebrity Tan and has focused its operations on the direct-banking and payment-card solutions business concentrating around our “FocusKard” suite of products.

International E Gaming Developers, Inc.

International E Gaming Developers, Inc. (“Egaming”), is our wholly-owned subsidiary through which we operated our gaming business.  In April 2001, we acquired the assets of Suchow Holdings Ltd., a Bahamian-based company that provided back-end administrative software solutions for e-commerce driven websites.  In 2003, we did not renew our online gaming license since the Company decided to no longer operate an online casino.   Due to changes in United States law with respect to Internet gaming, we are no longer involved in Internet gaming activities.

Ontario Private Water Labeling Ltd.

We have discontinued operations of Ontario Private Water Labeling Ltd. as we focus our operations on the direct-banking and payment-card solutions business concentrating around our “FocusKard” suite of products.

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

Joint Venture with Concept Payments Corp.

On July 19, 2007 the Company entered into a joint venture partnership with Concept Payments Corp whereby the Company obtained a fifty percent (50%) ownership interest in Serenity Investments Holdings Corp., a British Virgin Islands corporation, to obtain a Payment Processing Engine and an E-Wallet Platform that will provide the technology for the backbone to the Company’s FocusKard suite of payment solutions.

C. Organizational Structure

D. Property, Plants and Equipment

Our registered office and principal executive offices are located in the City of Toronto, in the Province of Ontario, Canada, at 1315 Lawrence Avenue East, Suite 520, Toronto, Canada M3A 3R3.  The initial term of the lease was three years.  It began on December 1, 2003, with rent of $3,500 per month and automatically renews for additional one-year terms.

Item 4A.    Unresolved Staff Comments

Not Applicable.

Item 5.                      Operating and Financial Review and Prospects

A.  Operating Results

You should read the following discussion in conjunction with our consolidated financial statements and the accompanying notes appearing elsewhere in this annual report.

Overview

We were incorporated with the objective of capitalizing on the growth of Internet gaming and entertainment - e-gaming.  However, as a result of persistent uncertainty in Internet gaming laws in various jurisdictions worldwide, particularly in the United States, we felt that it was beneficial for us to closely review our strategic planning as we move forward.  As a result, we did not renew our e-gaming license and in May 2003, we initiated two business ventures to further diversify the Company's interests in the lifestyles consumables market.  The first initiative is the distribution of a private line of UV-free tanning products and booths and the second initiative is the distribution of private labeled bottled spring water. Due to recent changes in United States law with respect to Internet gaming, we are no longer involved in Internet gaming activities.  The Company has discontinued the business operations of Internet Gaming and private labeled bottled spring water and has focused its core operations on the direct banking and stored card value market. It has entered into the direct-banking and payment-card solutions business by concentrating its business around its “FocusKard” suite of products.

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.  Our functional currency is the Canadian dollar.  Our financial statements are reported in United States dollars.

Sources of Revenue

For 2009, we had $0.00 in product revenue as our business model has shifted to direct-banking and payment-card solutions and away from the UV free Tanning Booths and related supplies, bottled water and bottled water private labeling, software sub-license fees and web site customization fees.  We did, however, have revenue in services totaling $3,957.

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

Current Sources of Revenue

Service Fees

Our service fees were derived from credit card processing charges.

Operating Results

The following is management’s discussion and analysis of our financial condition and results of its operations for the fiscal years ended December 31, 2005, 2006, 2007, 2008 and 2009.  Because we are an emerging company and we have recently diversified our business operations, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Fiscal Year Ended December  31, 2009

Revenues

For the fiscal year ended December 31, 2009, we reported a net loss of ($406,077) or ($0.01) per share.  Revenue from operations amounted to $3,957.00 as we shifted our focus away from our tanning booth business toward the stored value and reloadable pre-paid card market and credit card processing. .

Our revenue increased to $3,957.00 from $0.00 for the comparable period from the prior year,  2008.  The increase in revenue was a result of the increase in credit card processing fees.

Cost of Revenues

Cost of revenues amounted to $0.00 from $0.00—no change from the comparable period from the prior year. The Company continues to reposition itself, shifting from its previous markets to the stored value card and credit card processing markets; as a result, cost of revenue was $0.00 for 2009.

Selling, General and Administrative Expense

Selling, general and administrative expense (“SG&A”) amounted to$374,696 from $559,261, a decrease of $184,565 or 33%, and consisted principally of advertising and marketing costs ($80,856), consulting fees ($135,608), commissions and subcontracts ($52,980), professional fees (comprised of accounting, audit and legal) ($49,943),  rent ($39,936) and other administrative and communication expenses ($15,373).

The decrease in SG&A expenses was due primarily to decreased costs in advertising, marketing and consulting due to the discontinuance of our e-gaming, UV-free tanning and the spring water branding businesses.

Financial Condition, Liquidity and Capital Resources

At December 31, 2009, the Company had total assets of $31,601 consisting of cash and cash equivalents ($22,286), prepaid expenses and deposits ($5,381), property and equipment ($3,605) and assets of discontinued operations ($329).

Operations used $310,349 for the fiscal year ended December 31, 2009.  Funds used in operations primarily relate to costs in advertising, marketing, consulting and professional fees due to the shift in our business plan away from e-gaming, the UV-free tanning and the spring water branding business, to the stored value card and credit card processing business and our expansion into new markets. In addition, there were increased commissions and subcontracts costs.

Investing activities used $662 for the fiscal year ended December 31, 2009.

Financing activities provided $349,685 for the fiscal year ended December 31, 2009.  Funds provided by financing activities were from the sale of 31,109,574 shares of the Company’s common stock for a total of $297,902, and via bank loans and the issuance of debt.  The Company used $0.00 to repay loans made to the Company from related parties.  The Company received $41,700 in loans from related parties.

We had no long-term debt at December 31, 2009.

Fiscal Year Ended December  31, 2008

Revenues

For the fiscal year ended December 31, 2008, we reported a net loss of ($593,186) or ($0.01) per share.  Revenue from operations amounted to $0.00 as we discontinued our tanning booth business and shifted our focus to the stored value and reloadable pre-paid card market, with the development of our new “FocusKard” product.

Our revenue decreased by 100% over the comparable period from the prior year.  The decrease in revenue was a result of the discontinuation of our e-gaming activities and the tanning-booth business and the development of our new “FocusKard” product.  Due to recent changes in United States law with respect to Internet gaming, the Company has discontinued its e-gaming business and does not expect to receive continued revenues from this source in the next fiscal year.  There continues to be a dramatic slow-down in the UV-Free tanning business and therefore there was also a dramatic decrease of sales in UV-free tanning booths and related products, therefore, the Company discontinued this business in 2008.

Cost of Revenues

Cost of revenues amounted to $0.00 from $(25,745), an increase of $25,745 or 100% from the comparable period from the prior year. The Company is in the process of repositioning itself, shifting from its previous markets to the stored value card market; as a result, revenue and cost of revenue was $0.00 for 2008.

Selling, General and Administrative Expense

Selling, general and administrative expense (“SG&A”) amounted to $559,261 from $3,038,977, a decrease of $2,479,716.00 or 81.6%, and consisted principally of advertising and marketing costs ($94,051), consulting fees ($171,653), general and office costs ($185,859), professional fees (comprised of accounting, audit and legal) ($52,052),  rent ($40,022), depreciation costs ($1,104) other administrative and communication expenses ($14,520).

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

Financing activities provided $291,737 for the fiscal year ended December 31, 2008.  Funds provided by financing activities were from the sale of 7,000,000 shares of the Company’s common stock.  The Company used $0.00 to repay loans made to the Company from related parties.  The Company received $30,424 in loans from related parties.

We had no long-term debt at December 31, 2008.

Fiscal Year Ended December  31, 2007

Revenues

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

Selling, General and Administrative Expense

Selling, general and administrative expense (“SG&A”) amounted to $3,038,977 from $692,994, an increase of $2,345,983 or 339% and consisted principally of advertising and marketing ($1,333,673), commissions and subcontracts ($194,933), professional fees (comprised of accounting, audit and legal) ($84,509), consulting fees ($1,279,368), rent ($35,607) other administrative and communication expenses ($110,887).

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

Selling, General and Administrative Expense

Selling, general and administrative expense (“SG&A”) amounted to $692,994 from $473,495, an increase of $219,499 or 46% and consisted principally of stock-based compensation ($507,662), advertising and marketing ($3,607), consulting fees ($155,860), and other administrative and communication expenses ($25,865).

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

Selling, General and Administrative Expense

Selling, general and administrative expense (“SG&A”) amounted to $473,495 from $482,211, a decrease of $8,716 or 2% and consisted principally of payroll ($45,713), advertising and marketing ($8,146), professional fees (comprised of accounting, audit and legal) ($58,227), consulting fees ($171,147), bad debts ($82,600), rent ($50,968) other administrative and communication expenses ($56,694).

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

Operations used $45,054 for the fiscal year ended December 31, 2005.  Funds used in operations primarily relate to the Company’s manufacturing of UV-Free Tanning Booths and expansion into new markets.

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

From January 1, 2009 to December 31, 2009, we sold approximately 31,100,000 shares of our common shares through private placements with accredited investors.  The offering is being conducted pursuant to the exemption provided by Regulation S, under the Securities Act of 1933.  We have raised approximately $ 297,902, net of expenses, for working capital to fund our continuing operations.

As of December 31, 2009 we had approximately $22,286 of cash and cash equivalents.

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

For the year ended December 31, 2010, the Company believes that it will need approximately CAD$1,000,000 of cash to cover administrative costs and approximately CAD$60,000 for payment of lease properties.  The Company anticipates that it will pay for its 2010 administrative and operational costs from existing working capital, from current revenue streams and from private placements through investors.  The Company believes it can raise sufficient working capital to complete its anticipated expenditures during the remaining portion of 2010, however, no assurances can be given that the Company will be able to raise cash from additional financing efforts.  If the Company is unable to obtain sufficient funds from future financing, or from current revenues, the Company may not be able to become profitable.

C. Research and development, patents and licenses, etc.

We are not involved in any research and development and have no registered patents or licenses.  In the fiscal years 2009, 2008, 2007, 2006 and 2005 the Company did not have any research, development or patent expenses.

D.  Trend Information

In 2010, we intend to continue our tight cost control in order to achieve the highest profitability possible.  See Item 5A. "Operating and Financial Review and Prospects - Results of Operation" for additional trend information.

The Internet

The Internet continues to grow at a high rate in terms of the number of users online, the total revenue being generated online and the speed at which communications can be carried. All of these factors contribute to a parallel growth in the number and value of stored value and payment card transactions globally and the market audience for our stored value card business.

According to published reports, the popularity of the Internet and the continuing increase in the on-line population has established it as one of the fastest growing communications mediums in history, reaching an estimated 50 million users worldwide within only 5 years since its establishment for business and personal use. Comparably, radio did not reach the same level of exposure for 38 years, television for 13 years and cable for 10 years.  Today the Internet reaches almost two billion users worldwide.

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

We expect these growth trends will have a positive impact on the Company’s sales and revenues.  See “Forward Looking Information,” below.

The Economy

We believe that significant opportunities exist in the economy in the stored-value credit/debit card market and credit card processing market.  Specifically, we believe that our FocusKard suite of product sales will increase as our brand name becomes more entrenched in the market and as we focus on developing more partner distribution channels, particularly with our joint acquisitions in China and other Asian countries.  In addition, we anticipate that our stored-card branding and affiliation purchases and activity will continue to increase as we focus on providing a wide variety of product opportunities to new customers.  We expect such increases to occur primarily as a result of our marketing plan and the development of relationships with various companies with built-in distribution channels; such as trade organizations and large companies.

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

We are projecting increased expenses for the fiscal year ending December 31, 2009 as our stored-value card business grows.  It is expected that these expenses will be caused primarily by:

•     Cost to start-up and operate new lines of business
•	marketing costs
•	costs for software and related applications
•	startup, including personnel and office costs
•	customer acquisition costs
•	legal and accounting costs

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

Item 6.                                Directors, Senior Management and Employees

A.  Directors and senior management.  Set forth below are particulars respecting our directors and executive officers as of June 24, 2006, and each person’s business experience:

Name	Business Address	Position
Michael Donaghy	1315 Lawrence Ave. East	Chief Executive Officer,
	Suite 520	President and Director
Toronto, Ontario
Canada M3A 3R3

Paul Bilewicz	c/o 1315 Lawrence Ave. East	Director
Suite 520
Toronto, Ontario
Canada M3A 3R3

Michael Donaghy, President.  Mr. Donaghy, age 50, has been our President, Chief Executive Officer and a member of our Board of Directors since inception.  From February 2000 to October 2000 he served as Interim President of Zaurak Capital Corp., an e-gaming holding company.   In 1999 he formed and was named President and Chief Executive Officer of CyberGaming Inc., a company engaged in the business of Internet e-gaming sub-licensing, website creation and hosting.  Mr. Donaghy resigned as President and CEO of CyberGaming Inc. in September 2000, just prior to joining us.  Mr. Donaghy is also President of Citywebsites.com, a website design company, since March 1995.

Paul Bilewicz, Director.  Mr. Bilewicz, age 60, has been a member of our Board of Directors since April, 2007.  From 2003 to present, he owns and operates a Resort/ Retreat, Pretty River Valley Inn located in the Blue Mountain area in central Ontario.  Prior to that, from approximately 1996 to 2000 he was employed with Glaxo Canada or its parent company GlaxoWellcome Plc.  He was Chief Information Officer at Glaxo Canada;  he also assumed additional executive responsibility for Finance, Human Resources and Business Process Re-engineering.  He was a member of the Glaxo Canada, Board of Directors.  In 2000, he joined the Royal Bank of Scotland in Edinburgh as Director of Systems Application Development and Operations for Retail Banking.    In 1996, he was appointed to the position of Worldwide Director of Information Technology for the parent company, GlaxoWellcome Plc and relocated to London, England.  In that role he was responsible for systems and networks globally for their manufacturing, research and development and commercial operations, as well as being a member of the Executive Committee of the US subsidiary.  Mr. Bilewicz received a Bachelor of Mathematics from the University of Waterloo in 1973 and also completed Executive Programs at the Darden Graduate School of Business (University of Virginia), Insead, in Fontainbleu, France and the Fuqua School of Business at Duke University in North Carolina.

The Honorable Doug Lewis, age 72, was a member of our Board of Directors from March, 2007 through April 2010.   Mr. Lewis resigned as a director of the Company on April 28, 2010.

B.  Compensation.   Mr. Donaghy received a salary of $125,000 for the fiscal years ended December 31, 2007, December 31, 2008 and December 31, 2009 as the Company’s President and Chief Executive Officer.  No other compensation was paid to our executive officers.

We do not presently pay any cash compensation to directors for serving on our board, but we do reimburse directors for out-of-pocket expenses for attending board meetings.

Executive Compensation

       The following table sets forth the a summary of compensation earned during the Company's last three fiscal years by the Company’s directors and members of its administrative, supervisory or management bodies and its subsidiaries for services in all capacities to the company and its subsidiaries.

SUMMARY COMPENSATION TABLE

					Long Term Compensation
		Annual Compensation			Awards	Payouts

				Restricted	Securities		All
Name and	Fiscal	Cash	Other Annual	Stock	Underlying	LTIP	Other
Principal position	Year	Compensation	Compensation	Award(s)	Options (#)	Payouts	Comp.
		(US$)	(US$)

Michael Donaghy	2009	$125,000	-	-	-	-	-
Director and
President & Chief	2008	$125,000	-	-	400,000	-	-
Executive Officer
	2007	$125,000	-	-	-	-	-
__________________
	2009	$0.00	-	-	-	-	-
Paul Bilewicz
Director	2008	$0.00	-	-	400,000	-	-

	2007	$0.00	-	-	-	-	-
__________________
Hon. Doug Lewis	2009	$0.00	-	-	-	-	-
Director
	2008	$0.00	-	-	400,000	-	-

	2007	$0.00	-	-	-	-	-

C.  Board Practices. While not required, each of the Company’s directors is a resident of Canada and holds office until the Company’s annual meeting or until his successor is duly elected or appointed.  Officers are appointed annually by the Board of Directors to serve at the Board’s will.  The Company has no contracts with any of its Directors that provide for payments upon termination.  The Board has formed an Audit Committee.  Presently, the two Directors, Michael Donaghy and Paul Bilewicz, comprise this committee.  Paul Bilewiczan  will serve as the Audit Committee financial expert.

D.  Employees.  As of December 31, 2009, we had a total of four (4) employees (two (2) full-time and two (2) part-time) in Toronto, Ontario.  None of our employees are covered by any collective bargaining agreement.  We believe that relations with our employees are good.

E.  Share Ownership.  The following table sets forth information relating to the beneficial ownership of our common stock as of the date of this annual report by those persons who beneficially own more than 5% of our common stock and by all of our directors and executive officers as a group, as of June 15, 2010.  As of December 31, 2009 there were 85,614,384 shares of common stock outstanding.

Name and Address of Beneficial Owner (1)	Position with the Company	Number of Shares Owned	Percent

Michael Donaghy (2)	Director, President & Chief Executive Officer	13,850,000	16.18%

Paul Bilewicz	Director	80,000	*

CEDE & Co. P.O. Box 222 Bowling Green Station New York, NY 10274	N/A	24,348,936	28.44%

All Officers and Directors as a Group (1 Person)		13,930,000	16.27%

(*)	Owns less than one percent (1%) of the Company’s common stock.
(1)	All officer and director addresses are c/o the Company at 1315 Lawrence Avenue East, Suite 520, Toronto, Canada M3A 3R3.
(2)       Mr. Donaghy beneficially owns 5,000,000 of these shares personally and the remaining indirectly through his spouse.

Stock Option Plan

At the Company’s 2006 Annual Meeting, the shareholders adopted a Non-Qualified Stock Option Plan for the Company (the “Stock Option Plan”).  A total of up to ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Stock Option Plan.  Options may be issued to directors, key personnel and consultants to the Company, its subsidiaries and affiliates.  The holders of options under all of the Stock Option Plan are responsible for all personal tax consequences relating to the options. The exercise prices of the options are based on the fair value of the Company’s common shares at the time of grant as determined by our board of directors. The current practice of our board of directors is to grant options with exercise prices that equal 100% of the closing price of our common shares on the applicable date of grant.  There are currently 3,550,000 options issued under the Stock Option Plan.  As of December 31, 2009 a total of 1,700,000 stock options are outstanding under the Stock Option Plan.

The following table sets out stock option awards received by the Named Executive Officers during the year ended December 31, 2009.

Option grants of Oxford Investments Holdings Inc. during 2009

Name	Securities Under Options	% of Total Option Grants in Year		Exercise Price	Market Value of Underlying Options on Date of Grant	Expiration Date
Michael Donaghy	0	0	$	NIL	NIL	N/A

        The following table shows, for each Named Executive Officer, the number of common shares acquired through the exercise of options of the Company during the year ended December 31, 2009, the aggregate value realized upon exercise and the number of unexercised options under the Stock Option Plan as at December 31, 2009. The value realized upon exercise is the difference between the market value of common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at December 31, 2009 is the difference between the exercise price of the options and the market value of the Company's common shares on December 31, 2009, which was $0.05 per share of the Company's common stock.

Aggregate option exercises during 2009 and year end option values

			Unexercised options at December 31, 2009		Value of unexercised in-the- money options at December 31, 2009 (C$)
	Securities acquired at exercise	Aggregate value realized ($)
Name			Exerciseable	Unexerciseable	Exerciseable	Unexerciseable
Michael Donaghy	0	NIL	400,000	0	$0.00	NIL

Item 7.                                Major Shareholders and Related Party Transactions

A.  Major shareholders.  The Company is not aware of any beneficial owners of 5% or more of the Company’s common stock other than those disclosed in Item 6.E. above.

B.  Related party transactions.

The Company rented commercial space in Toronto, Canada beginning in 2003, with a month-to-month agreement for rent for $3,500 CDN. Rent expense for the year ended December 31, 2009 under this lease amounted to $39,936 (December 31, 2008 and 2007—$40,022 and $35,607, respectively). Rent was paid to a corporation that is controlled by a director of the Company. As at December 31, 2009, the Company owed the corporation $42,769 (December 31, 2008—$14,368), which is included in accounts payable and accrued liabilities.

The Company paid $125,000 (December 31, 2008 and 2007—$125,000 and $125,000, respectively) consulting fees to a director. As at December 31, 2009, the Company owed the director $592,051 (December 31, 2008—$492,550), which is included in accounts payable and accrued liabilities.

The Company issued 5,000,000 shares of common stock (December 31, 2008 and 2007—1,250,000 shares and 192,226 shares, respectively) to extinguish debt due to a director of the Company. These shares were valued at a total of $43,785 (December 31, 2008 and 2007—$46,903 and $75,753, respectively) based on the closing share price on the date of the issuance.

Item 8.                      Financial Information

A.  Consolidated Statements and Other Financial Information.  This annual report on Form 20-F contains the financial information set forth under Item 18.

B.  Significant Changes.  In May 2003, the Company entered into two initiatives to further diversify it’s interests in the lifestyles consumables market.  The first is the distribution of a private line of UV-free tanning booths and related products and the second is the distribution of private labeled bottled spring water. In April 2006, the Company acquired all of the assets WebStar Internet Solutions, a company that delivers revolutionary online payment solutions for companies that wish to accept payments through the Internet for entertainment, products and services.  The Company has discontinued its e-gaming, UV-free tanning and private water branding businesses.

During 2006, the Company entered into the direct-banking and payment-card solutions business by concentrating its business around its “FocusKard” suite of products.  On or about December 18, 2006, we entered into a joint venture arrangement with the Ko Ho Management Co. Ltd.  We acquired a fifty percent (50%) equity interest in the Ko Ho Group of Hong Kong, a company wholly-owned by Mr. Benny Lee. The Ko Ho Group is an investment and management company, specializing in company mergers and acquisitions, management and marketing services in Asia Pacific with a focus in Hong Kong and China.   To date through our partnership with the Ko Ho Group, we have acquired an equity interest in three Chinese companies, Arden Trading Company Ltd., Hongxin Insurance Agency and Foshan Foshantong Information Technology Co., Ltd.

On July 19, 2007 the Company entered into a joint venture partnership with Serenity Investments Holdings Corp., a British Virgin Islands corporation, to obtain a Payment Processing Engine and an E-Wallet Platform that will provide the technology for the backbone to the Company’s FocusKard suite of payment solutions.  The Company issued 1,500,000 common shares in connection with this joint venture.

On March 20, 2008, the Board of Directors agreed that the directors would accept 60,000 shares common stock of the Company, valued at $0.05 CDN a share as consideration for directors’ fees to the end of December, 2008.  The directors received these shares on March 20, 2008.

On March 20, 2008, the Board of Directors agreed that each director would be granted an option to purchase 200,000 shares of the Company at the price of $0.12 CDN each for serving as a Director in the year 2007.  The options expire March 2013.

Subsequent to December 31, 2008, the Company issued 4,450,000 common shares for a total consideration of $75,000 cash.

During the fiscal year ended December 31, 2009, the Company sold for cash 31,109,574 shares of common stock. This stock was sold for approximately $0.01 per share for a total of $297,902 cash.

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

Item 9.                                The Offer and Listing

Price History of Shares

The Company's common shares are listed in the United States on the National Association of Securities Dealers OTC Bulletin Board, and began trading in May 2004 under the symbol OXIHF.  Even though our stock is listed on the OTCBB, it is very thinly traded and trading can be sporadic and as of December 31, 2009, no active established market within or outside the United States existed for our common stock.

The high and low sale prices for the common shares of the Company on the OTC Bulletin Board for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

OTC Bulletin Board
(United States Dollars)

	High	Low
2010
June (through June 10)	$0.09	$0.03
May	$0.10	$0.05
April	$0.09	$0.04
March	$0.07	$0.03
February	$0.06	$0.04
January	$0.05	$0.04

2009	$0.20	$0.01
December	$0.10	$0.02
Fourth Quarter	$0.20	$0.02
Third Quarter	$0.10	$0.03
Second Quarter	$0.04	$0.02
First Quarter	$0.05	$0.01

2008	$0.25	$0.01
December	$0.02	$0.01
Fourth Quarter	$0.10	$0.01
Third Quarter	$0.10	$0.03
Second Quarter	$0.16	$0.05
First Quarter	$0.25	$0.07

2007	$0.65	$0.04
December	$0.40	$0.06
Fourth Quarter	$0.40	$0.06
Third Quarter	$0.50	$0.35
Second Quarter	$0.65	$0.38
First Quarter	$0.10	$0.04

2006	$1.19	$0.04
December	$0.40	$0.36
Fourth Quarter	$0.40	$0.28
Third Quarter	$1.19	$0.27
Second Quarter	$0.50	$0.13
First Quarter	$0.10	$0.04

2005	$0.15	$0.01
December	$0.08	$0.06
Fourth Quarter	$0.08	$0.06
Third Quarter	$0.08	$0.01
Second Quarter	$0.15	$0.02
First Quarter	$0.15	$0.06

The closing price of the Company's common shares on the OTCBB on June 15, 2010 was $0.04.

Item 10.                      Additional Information

A.  Share Capital.

Not Applicable

B.  Memorandum and articles of incorporation.

Incorporated by reference from the Company’s registration statement on Form 20-F filed on December 19, 2001.

C.  Material contracts.

The Company has employment agreements with its President as discussed more fully below.

The Company entered into an employment agreement with Michael Donaghy dated July 1, 2001 to serve as our President and also as the general manager of our wholly-owned subsidiary International E Gaming Developers Inc.  At the expiration, the Company and Mr. Donaghy signed an agreement to extend the terms of the employment agreement for an additional four (4) years until June 30, 2008.  The agreement renews automatically on a year to year basis thereafter, unless terminated by the parties.  Mr. Donaghy is entitled to receive an annual salary of $125,000 plus customary vacation, medical, dental and life insurance benefits and reimbursement of certain business expenses.  We may terminate the employment agreement for “cause” which includes, (i) failure by Mr. Donaghy to perform his duties in accordance with the employment agreement; (ii) Mr. Donaghy’s conviction for a criminal offense involving fraud, misappropriation of monies, property or rights of the Company or an act of moral turpitude; (iii) Mr. Donaghy’s willful malfeasance or willful gross misconduct; (iv) a breach of certain provisions of the employment agreement; and (v) for any reason permitted by law that would allow the Company to terminate the agreement without notice or for payment in lieu of notice.

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

There are no limitations under the laws of Canada or in the controlling documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian.”  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.  Taxation.

Canadian Federal Income Tax Consequences

The following is a brief summary of some of the principal Canadian federal income tax consequences to a U.S. Holder (as defined below) of the Company’s common shares who deals at arm’s length with and is not affiliated with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) and the Canada–United States Income Tax Convention, is at all relevant times resident or deemed to be resident in the United States and is not nor is deemed to be in Canada and does not carry on business in Canada.

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

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company common shares unless (i) at any time in the five-year period immediately preceding the disposition, 25 percent or more of the shares of any class or series of the capital stock of the Company were owned (or were under option or subject to an interest in) by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Canada-United States Income Tax Convention) situated in Canada.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder of common shares of the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  This discussion does not cover any state, local or foreign tax consequences. (See "Taxation-- Canadian Federal Income Tax Consequences”, above).

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

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2008 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2009.  There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping  requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

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

I. Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

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

PART II

Item 13.                                Defaults, Dividends Arrearages and Delinquencies

Not Applicable.

Item 14.                                Material Modifications to the Rights of Security Holders and Use of Proceeds

           Not Applicable.

Item 15.        Controls and Procedures

 Disclosure Controls and Procedures

The Interim Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Interim Chief Financial Officer has concluded that, as of December 31, 2009, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with our outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

Management’s Annual Report on Internal Control Over Financial Reporting

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2009, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2009.  The Company’s assessment of the effectiveness of the ICFR at December 31, 2009 identified certain material weaknesses as of that date:

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

2.
Weakness: The Company is small, with only one officer (who is also a director), thereby creating a risk of override of existing controls by management.

Remediation:  Require the newly appointed Chief Financial Officer’s approval of all expenditures and other dispositions of assets.

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

The Company intends to add additional levels of executive management and personnel to remediate the weaknesses, in the specific manners described in paragraphs 1 through 3 above, as and when the Company has sufficient financial resources to effect the remediation.

The attestations report of our public accounting firm, MSCM LLP, has been made for fiscal year 2009 and is presented on page F-1.

Changes in Internal Control over Financial Reporting

As disclosed above, in fiscal 2010, the Company completed its assessment of its ICFR in place for the year ended December 31, 2009, using the COSO framework. Although the assessment was completed, there were no changes in the ICFR during the 2009 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Item 16A.                      Audit Committee Financial Expert

The Company, in 2008, established an Audit Committee. For fiscal year 2009 the Audit Committee was composed of  Mr. Michael Donaghy and The Honorable Doug Lewis. Since the resignation of The Honorable Doug Lewis in April 2010, the Audit Committee is comprised of Michael Donaghy and Paul Bilewicz.  Paul Bilewicz currently:

•	is considered an "independent" director;
•	meet the criteria for independence as defined by Rule 10A-3 adopted by the SEC;
•	have not participated in the preparation of our financial statements or the financial statements of any of our current subsidiaries at any time during the past three years; and
•	is able to read and understand fundamental financial statements.

Our Board of Directors has determined that the audit committee has at least one member, Paul Bilewicz, who qualifies as an Audit Committee Financial Expert, as defined by relevant SEC rules. As previously stated, Mr. Bilewicz is an independent director, and has the required experience, as recorded in Item 6A, to serve as the Audit Committee Financial Expert. The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls, and the performance of the Company's external auditors. The functions of the Audit Committee also include selecting, appointing, retaining, compensating and overseeing our independent auditors, deciding upon and approving in advance the scope of audit and non-audit assignments and related fees, reviewing accounting principles we use in financial reporting, and reviewing the adequacy of our internal control procedures, including the internal audit function. The committee is also responsible for reviewing the annual financial statements prior to their approval by the Board of Directors.  The Board adopted a charter for the Audit Committee for fiscal year 2009.

Item 16B.                      Code of Ethics

The Company has adopted a code of ethics applicable to all employees and directors.  A copy is available upon request to the Chief Executive Officer, Oxford Investments Holdings Inc., 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, Canada M3A 3R3

Item 16C.                      Principal Accountant Fees and Services

The Company paid and accrued the following fees to MSCM LLP, Chartered Accountants, respectively, during the following fiscal years:

	2008	2009
Audit fees	CDN$32,000.00	CDN$30,000
Other Fees	-0-	-0-
Total	=======	=======

Audit fees consist of audit work performed in the preparation of financial statements and services that are normally provided in connection with statutory and regulatory filings.

POLICY ON PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES OF INDEPENDENT AUDITORS

The Audit Committee’s policy is to approve all audit and audit-related services. Permissible non-audit services are pre-approved according to fee amount threshold. Permissible non-audit services may include tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to an initial estimated budget. The Audit Committee may also pre-approve particular services on a case-by-case basis.

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

Item 18.                                Financial Statements

The following auditors’ reports and consolidated financial statements are included in this Form 20-F:

Oxford Investments Holdings Inc.                                                                                                                                Sequential
Consolidated Financial Statements Page Number

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheet as at December 31, 2008
and December 31, 2009	F-2
Consolidated Statements of Operations for the years ended December 31, 2007
December 31, 2008 and December 31, 2009	F-3
Consolidated Statement of Shareholders’ Deficiency for the years ended, December 31, 2007
December 31, 2008 and December 31, 2009	F-4
Consolidated Statements of Cash Flows for the years ended
December 31, 2007, December 31, 2008 and December 31, 2009	F-5
Notes to Consolidated Financial Statements	F-6

Item 19.               Exhibits

Exhibits and Exhibit Index.  The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

Exhibit Index

Exhibit No.	Description	Page Number

1.1	Articles of Incorporation	*
1.2	Bylaws	*
2.1	Specimen Stock Certificate	*
4.1	Agreement with Starnet Systems International Inc.,
	dated January 25, 2001	*
4.2	Specimen Affiliate Sub-License Agreement	*
4.3	Asset Purchase Agreement with Suchow Holdings Ltd.
	dated April 26, 2001	*
4.4	Exhibits to Agreement with Starnet Systems International Inc., dated
	January 25, 2001	*
4.5	Mutual Release with CCPC Biotech Inc. dated March 1, 2001	*
4.6	Sub-License Agreement between Starnet Systems N.V. and
	International E-Gaming Developers N.V. dated November 20, 2001	*
4.7	Employment Agreement between Oxford Software Developers
	Inc. and Michael Donaghy dated July 1, 2001	*
4.8	Employment Agreement between Oxford Investments Holdings Inc.
	and Victor DeLaet dated July 1, 2001	*
4.9	Agreement between Oxford Software Developers Inc. and West
	America Securities Corp. dated March 7, 2002	*
4.10	Asset Purchase Agreement with Christopher Webster dated April 5, 2006
4.11	Oxford Investments Holdings Inc. Non-Qualified Stock Option Plan ……..	.***
4.12	Oxford Investments Holdings Inc. Non-Qualified Stock Option Agreement ……..	***
4.13	Joint Venture Agreement between the Ko Ho Group and Oxford
	Investments Holdings Inc.	***
4.14	Share Purchase Agreement between Ko Ho Group and Arden Trading
	Company Ltd. and All the Shareholders dated February 28, 2007	***
4.15	Share Purchase Agreement between Ko Ho Group and Hongxin Insurance Agency of China and All the Shareholders dated March 14, 2007
4.16	Agreement for Cooperation between Foshan Wanzhi S&T
Company Ltd. and Ko Ho Management Ltd. dated May 7, 2007
8.1	List of Subsidiaries	*
99.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*  Incorporated by reference from the Company’s annual report on Form 20-F filed on June 28, 2002 or the Company’s registration statement on Form 20-F filed on December 19, 2001.
** Incorporated by reference from the Company’s annual report on Form 20-F filed on June 30, 2006.
***   Incorporated by reference from the Company’s annual report on Form 20-F filed on July 02, 2007.

Financial Statement Schedules
None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OXFORD INVESTMENTS HOLDINGS INC.

Date: June 29, 2010	By:	/s/ Michael Donaghy
Michael Donaghy, President/ Chief Executive Officer

Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Michael Donaghy, certify that:

1.  I have reviewed this Annual Report on Form 20-F of Oxford Investments Holdings Inc. (the “Registrant”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

By:	/S/ Michael Donaghy
Michael Donaghy Chief Executive Officer

Date: June 29, 2010

Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Michael Donaghy, certify that:

1.  I have reviewed this Annual Report on Form 20-F of Oxford Investments Holdings Inc. (the “Registrant”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

By:	/S/ Michael Donaghy
Michael Donaghy Interim Chief Financial Officer

Date:  June 29, 2010

OXFORD INVESTMENTS HOLDINGS INC.

Consolidated Financial Statements

December 31, 2009, 2008 and 2007

OXFORD INVESTMENTS HOLDINGS INC.

INDEX

December 31, 2009, 2008 and 2007

PAGE
2009 AND 2008 REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM	1

2007 REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM	2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets - Statement I	3

Consolidated Statements of Operations - Statement II	4

Consolidated Statements of Shareholders’ Deficiency – Statement III	5

Consolidated Statements of Cash Flows - Statement IV	6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	7 - 24

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
OXFORD INVESTMENTS HOLDINGS INC.

We have audited the consolidated balance sheets of Oxford Investments Holdings Inc. (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations, shareholders’ deficiency and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As more fully discussed in note 2, the Company has incurred operating losses and must continue to fund negative working capital. These conditions raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are discussed in note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MSCM LLP

MSCM LLP
Toronto, Canada
April 30, 2010

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
OXFORD INVESTMENTS HOLDINGS INC.

We have audited the accompanying consolidated balance sheets of Oxford Investments Holdings Inc. as at December 31, 2007 and the consolidated statements of operations, shareholders’ equity and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As more fully discussed in note 2, the Company has incurred operating losses and must continue to fund negative working capital.  These conditions raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are discussed in note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Danziger Hochman Partners LLP

Danziger Hochman Partners LLP
Toronto, Ontario
June 8, 2008

OXFORD INVESTMENTS HOLDINGS INC. Statement I
Consolidated Balance Sheets
As at December 31, 2009 and 2008

2009		2008

ASSETS
CURRENT
Cash and cash equivalents	$22,286	$-
Prepaid expenses and deposits	5,381	4,399

	27,667	4,399
Property and equipment	3,605	3,420
Assets of discontinued operations	329	313

	$31,601	$8,132

LIABILITIES
CURRENT
Bank indebtedness	$-	$1,938
Accounts payable and accrued liabilities	685,270	566,224
Notes payable	221,308	170,495
Loans payable	194,999	171,523
Liabilities of discontinued operations	333,530	292,600

	1,435,107	1,202,780

SHAREHOLDERS’ DEFICIENCY
COMMON STOCK, unlimited shares authorized; 86,014,384 shares issued and 85,614,384 shares outstanding	7,147,013	6,761,103
CONTRIBUTED SURPLUS	1,050,160	1,050,160
PREPAID SHARE SUBSCRIPTION	(156,000)	(156,000)
ACCUMULATED DEFICIT	(8,966,772)	(8,560,695)
ACCUMULATED OTHER COMPREHENSIVE LOSS	(477,907)	(289,216)

	(1,403,506)	(1,194,648)

	$31,601	$8,132

Going concern (note 2)

Approved on behalf of the Board of Directors

/s Michael Donaghy__________, Director

/s/ Paul Bilewicz ____ ______, Director

(The accompanying notes are an integral part of these consolidated financial statements.)

Statement II
OXFORD INVESTMENTS HOLDINGS INC.
Consolidated Statements of Operations
For The Years Ended December 31, 2009, 2008 and 2007

	2009		2008		2007

REVENUES
Services		$3,957		$-		$4,886

COST OF REVENUES
Licenses (recovery)		-		-		(25,745)
GROSS PROFIT		3,957		-		30,631
SELLING EXPENSES
Advertising and marketing		80,856		94,051		1,333,673
Commissions and subcontracts		52,980		2,880		194,933
Consulting		10,608		46,653		1,154,368
Communications		-		-		9,304
Travel		2,014		3,048		9,520
		146,458		146,632		2,701,798

GENERAL AND ADMINISTRATIVE EXPENSES
Consulting		125,000		125,000		125,000
Depreciation		992		1,104		1,000
General and office		6,683		185,859		82,570
Professional fees		49,943		52,052		84,509
Rent		39,936		40,022		35,607
Telephone		5,684		8,592		8,493
		228,238		412,629		337,179
		(370,739)		(559,261)		(3,008,346)
OTHER EXPENSES
Interest expense		(34,869)		(40,366)		(53,331)
LOSS FROM CONTINUING OPERATIONS		(405,608)		(599,627)		(3,061,677)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS		(469)		6,441		(34,548)
NET LOSS		(406,077)		(593,186)		(3,096,225)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)		(188,691)		263,388		(161,528)
COMPREHENSIVE LOSS	$	(594,768)	$	(329,798)	$	(3,257,753)

BASIC AND DILUTED NET LOSS PER SHARE
From continuing operations	$	(0.01)	$	(0.01)	$	(0.09)
From discontinued operations		( -)		-		( -)
BASIC AND DILUTED NET LOSS PER SHARE	$	(0.01)	$	(0.01)	$	(0.09)

WEIGHTED AVERAGE NUMBER OF BASIC AND
DILUTED COMMON SHARES OUTSTANDING		61,456,942		43,216,873		33,640,665

(The accompanying notes are an integral part of these consolidated financial statements.)

Statement III
OXFORD INVESTMENTS HOLDINGS INC.
Consolidated Statements of Shareholders’ Deficiency
For The Years Ended December 31, 2009, 2008 and 2007

							Accumulated
	Common Stock				Prepaid		Other
	Number of		Contributed		Share		Comprehensive		Accumulated
	shares	Amount	Surplus		Subscription		Loss		Deficit	Total

Balance, December 31, 2006	26,499,182	$3,417,135	$507,662		$-	$	(391,076)	$	(4,871,284)	$(1,337,563)

Stock issued for approximately $0.20 per share,
$1,650,503 less expenses of $659,915	8,350,628	990,588	-		-		-		-	990,588
Stock issued for services	3,502,774	1,666,197	-		-		-		-	1,666,197
Prepaid share subscription	400,000	156,000	-		(156,000)		-		-	-
Stock issued for extinguishment of debt	192,226	75,753	-		-		-		-	75,753
Stock options issued	-	-	409,671		-		-		-	409,671
Stock options exercised	800,000	101,928	-		-		-		-	101,928
Other comprehensive loss	-	-	-		-		(161,528)		-	(161,528)
Net loss for the year	-	-	-		-		-		(3,096,225)	(3,096,225)

Balance, December 31, 2007	39,744,810	6,407,601	917,333		(156,000)		(552,604)		(7,967,509)	(1,351,179)

Stock issued for approximately $0.04 per share, $287,886 less expenses of $16,934	7,000,000	270,952	-		-		-		-	270,952
Stock issued for services	460,000	35,647	-		-		-		-	35,647
Stock issued for extinguishment of debt	1,250,000	46,903	-		-		-		-	46,903
Stock options issued	-	-	132,827		-		-		-	132,827
Other comprehensive income	-	-			-		263,388		-	263,388
Net loss for the year	-	-	- -		-		-		(593,186)	(593,186)

Balance, December 31, 2008	48,454,810	6,761,103	1,050,160		(156,000)		(289,216)		(8,560,695)	(1,194,648)

Stock issued for approximately $0.01 per share	31,109,574	297,902	-		-		-		-	297,902
Stock issued for services	1,450,000	44,223	-		-		-		-	44,223
Stock issued for extinguishment of debt	5,000,000	43,785	-		-		-		-	43,785
Other comprehensive loss	-	-	-		-		(188,691)		-	(188,691)
Net loss for the year	-	-	-		-		-		(406,077)	(406,077)

Balance, December 31, 2009	86,014,384	$7,147,013	$1,050,160	$	(156,000)	$	(477,907)	$	(8,966,772)	$(1,403,506)

(The accompanying notes are an integral part of these consolidated financial statements.)

 Statement IV
OXFORD INVESTMENTS HOLDINGS INC.
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2009, 2008 and 2007

	2009		2008		2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$	(406,077)	$	(593,186)	$(3,096,225)
Adjustments to reconcile net loss to net cash used
by operating activities
Depreciation		992		1,104	1,000
Stock-based compensation		-		132,827	409,671
Shares issued for services		44,223		35,647	1,666,197
Changes in non-cash working capital items:
Accounts receivable		-		-	7,451
Prepaid expenses and deposits		(260)		3,617	23,129
Inventory		-		-	12,872
Interest accrued for note payable		21,823		22,249	-
Accounts payable and accrued liabilities		28,950		109,943	41,474

Net cash used in operating activities		(310,349)		(287,799)	(934,431)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings (repayments) under bank indebtedness		18,840		(258)	2,412
Repayments of bank loan		(8,757)		(9,381)	(5,064)
Advances (repayments) of related party loan		41,700		30,424	(35,368)
Proceeds from issuance of common stock		297,902		270,952	990,588
Advances of loan payable		-		-	48,444

Net cash provided by financing activities		349,685		291,737	1,001,012

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(662)		(863)	-

Net cash used in investing activities		(662)		(863)	-

FOREIGN CURRENCY TRANSLATION LOSS		(16,388)		(3,075)	(104,550)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		22,286		-	(37,969)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR		-		-	37,969

CASH AND CASH EQUIVALENTS, END OF THE YEAR		$22,286		$-	$-
Supplemental cash flow information:
Interest paid		$2,186		$7,213	$55,662

Non-cash financing activities:
Common stock to be issued to extinguish debt		$43,785		$46,903	$75,753
Common stock issued upon reduction of related party loan		$-		$-	$156,000

(The accompanying notes are an integral part of these consolidated financial statements.)

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

1.      ORGANIZATION AND DESCRIPTION OF BUSINESS

Oxford Investments Holdings Inc. (formerly, International E-Gaming Developers Ltd.) (“the Company”) was incorporated on October 13, 2000 under the laws of the Province of Ontario, Canada.  On May 17, 2001, the Company changed its name to Oxford Software Developers Inc. and then changed its name to Oxford Investments Holdings Inc. on December 18, 2003.

On November 3, 2000, the Company incorporated its wholly-owned subsidiary, International E-Gaming Developers Inc. (hereinafter “E-Gaming Inc.”) under the laws of Antigua and Barbuda.  E-Gaming Inc. was primarily engaged in the operation and marketing of internet gaming sites.

On November 8, 2001, the Company incorporated a wholly-owned subsidiary, International E-Gaming Developers NV (hereinafter “E-Gaming NV”), a limited liability company, under the laws of Curacao, Netherlands Antilles, to engage in the operation of games of chance on the international market via service lines.  E-Gaming NV was dissolved in 2003.

In May 2003, the Company incorporated two wholly-owned subsidiaries, Ontario Private Water Labelling Limited and Celebrity Tan Inc., under the laws of Canada to engage in the production and sale of bottled water and to market UV-free tanning products and booths, respectively.  The businesses of Ontario Private Water Labelling Limited and Celebrity Tan Inc. have been discontinued (See Note 4), and their assets, liabilities and results of operations have been separately reported as discontinued operations in the balance sheets and statements of operations.  Figures for 2007 have been revised to reflect this presentation.

Due to changes in United States law, the Company is no longer involved in internet gaming activities.  During the fourth quarter of fiscal 2006, the Company changed its focus to become a provider of stored value cards catering to a wide variety of markets.  These products and services are aimed at capitalizing on stored-value and re-loadable prepaid card financial products.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN

The Company’s accounting and reporting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the consolidated financial statements.  The reporting currency of the Company is the United States dollar.

Basis of Presentation

The accompanying consolidated financial statements include the financial statements of Oxford Investments Holdings Inc. and its wholly-owned subsidiaries Celebrity Tan Inc., Ontario Private Labelling Limited and International E-Gaming Developers Inc.  All wholly-owned subsidiaries are inactive (See Note 4).  All inter-company transactions and balances have been eliminated upon consolidation.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the measurement and classification of the recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.  The Company has experienced losses since inception and has a working capital deficiency of $1,407,440 as at December 31, 2009.  During the years ended December 31, 2009, 2008 and 2007, the Company incurred comprehensive losses of $594,768, $329,798 and $3,257,753, respectively, and cash used in operations was $310,349, $287,799 and $934,431, respectively.  The Company financed its operations via the sale of common stock, through bank loans and through the issuance of debt.  The Company’s ability to realize its assets and discharge its liabilities in the normal course of business is dependent upon continued support of its creditors and shareholders, securing new sources of capital and financing, and the establishment of operations that provide the Company with positive cash flows.  The Company is currently attempting to obtain additional financing from its existing shareholders and other strategic investors to continue its operations.  However, there can be no assurance that the Company will obtain additional funds from these sources.

These conditions create substantial doubt about the Company’s ability to continue as a going concern.  A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis that would materially differ from the current presentation on the going concern basis.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year.  Financial statement items subject to significant management judgment include revenue recognition; the completeness of accounts payable and accrued liabilities, and loans and notes payable; the valuation of share-based compensation; and future income tax assets.  While management believes that the estimates and assumptions are reasonable and appropriate in the circumstances, actual results may differ.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation.  Depreciation of property and equipment is provided annually on a declining balance basis over the estimated useful lives of the assets, except for current year additions on which half of the normal rate is provided.  The declining balance rates are as follows:

Office equipment	20%
Computer hardware	30%
Computer software	100%

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”) as modified by Securities and Exchange Commission Staff Accounting Bulletin No. 104 (codified within ASC Topic 605).  Under SAB 101, revenue is recognized at the point of passage to the customer of title and risk of loss, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, and collection of the resulting receivable is reasonably assured.  For product sales, the Company generally recognizes revenue at the time of delivery of goods.  Sales are reflected net of discounts and returns.  For services, revenue is recognized as services are provided.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with SFAS No. 123(R) (“SFAS 123(R)”), “Share-Based Payment” (codified within ASC Topic 718), which replaced SFAS No. 123 “Accounting for Stock-Based Compensation,” and superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees.”  Under SFAS 123(R), the Company recognizes compensation costs related to share-based payment transactions in the financial statements based on the fair value of the equity (or liability) instruments issued over the period that an employee is expected to provide service in exchange for the award, based on the vesting terms of the specific stock compensation awards.  Stock issued to non-employees is valued based on the fair value of the services received or the fair value of the stock given up.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (codified within ASC Topic 360), the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income Taxes

The Company accounts for its income taxes under the liability method specified by SFAS No. 109, “Accounting for Income Taxes” (codified within ASC Topic 740).  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the effective tax rates which will be in effect when these differences reverse.  A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by SFAS No. 109 to allow recognition of such an asset.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) (codified within ASC Topic 820), and the related effective FSPs.  SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure.  Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.  Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.  The hierarchy is divided into three levels based on the reliability of inputs.  The adoption of SFAS 157 and the related FSP’s did not have a material effect on the Company’s consolidated financial position and operating results.

Foreign Currency Translation

The Company considers the functional currency to be the Canadian dollar (“CDN”) and, accordingly, its financial information is translated into U.S. dollars using exchange rates in effect at year-end for assets and liabilities and average exchange rates during each reporting period for the results of operations.  Adjustments resulting from the translation of the functional currency to the reporting currency are included as a component of other comprehensive income (loss) within the statements of shareholders’ deficiency.

Comprehensive Income (Loss)

The Company has adopted SFAS No. 130, “Reporting Comprehensive Income (Loss)” (codified within ASC Topic 830), which establishes standards for reporting and presentation of comprehensive income (loss), its components and accumulated balances.  Comprehensive income (loss) is defined to include all changes in equity (shareholders’ deficiency) except those resulting from investments by or distributions to owners.  Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under the current accounting standards as a component of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements.  SFAS 130 requires that items be included in other comprehensive income (loss) according to their nature, such as: foreign currency items, minimum liability pension adjustments, change in the fair value of derivative financial instruments and unrealized gains and losses on certain debt and equity securities.  Comprehensive income (loss) is displayed in the statement of shareholders’ deficiency and in the consolidated balance sheet as a component of shareholders’ deficiency.

The Company’s other comprehensive loss comprises foreign currency translation adjustments arising upon translation of the Company’s Canadian dollar functional currency to its United States dollar reporting currency.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares outstanding during the period.  The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.  Diluted earnings per share is computed by dividing the net income (loss) by the weighted average number of basic shares outstanding increased by the number of shares that would be outstanding assuming conversion of any stock options, warrants, and convertible debt.  Diluted net income (loss) per share for the years ended December 31, 2009, 2008 and 2007 is the same as basic net income (loss) per share as there are no shares of common stock equivalents outstanding.  Diluted net income (loss) per share for the year ended December 31, 2009, 2009 and 2007 has not been presented as the effect would be anti-dilutive.

Accounting Principles Recently Adopted

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" (codified within ASC Topic 805) which revised SFAS No. 141, "Business Combinations".  SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquirer and the goodwill acquired.  SFAS No. 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. This standard was effective for fiscal years beginning after December 15, 2008.  The adoption of this standard on January 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (codified within ASC Topic 810).  SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated.  SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  This standard was effective for fiscal years beginning after December 15, 2008.  The adoption of this standard on January 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133" (codified within ASC Topic 815).  SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  It was effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.  The adoption of this standard on January 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In April 2008, the FASB issued FSP SFAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3") (codified within ASC Topic 350).  This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension.  Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142's entity-specific factors.  FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning January 1, 2009.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (codified within ASC Topic 105). This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy) and was effective for financial statements issued for fiscal years and interim periods beginning after June 15, 2008.  The adoption of this standard on January 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued FASB FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" (codified within ASC Topic 470).  FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate  Such separate accounting also requires accretion of the resulting discount on the liability component of the debt to result in interest expense equal to an issuer`s nonconvertible debt borrowing rate.  In addition, the FSP provides for certain changes related to the measurement and accounting related to derecognition, modification or exchange.  FSP APB 14-1 was effective for fiscal years beginning after December 15, 2008 on a retroactive basis.  The adoption of FASB FSP APB 14-1 did not have a material impact on the Company’s consolidated financial statements.

In September 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (codified within ASC Topic 260).  FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing income per share under the two-class method pursuant to SFAS No. 128, "Earnings per Share".  This guidance establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.  FSP EITF 03-6-1 was effective for financial statements issued for fiscal years beginning after December 15, 2008.  Furthermore, all prior period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1.  The adoption of this standard on January 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In April 2009, the FASB issued SFAS No. 115-2 and SFAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” (“SFAS No.152-2 and SFAS No.124-2”) (codified within ASC Topic 320) which provides operational guidance for determining other-than-temporary impairments (“OTTI”) for debt securities.  SFAS No.152-2 and SFAS No.124-2 are effective for interim and annual periods ending after June 15, 2009.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”) (codified within ASC Topic 820).  FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, when the volume and level of activity for the asset or liability have significantly decreased.  FSP FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly.  FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009; however, early adoption is only permitted in conjunction with the early adoptions of FSP FAS 115-2 and FAS 124-2 and FSP FAS 107-1 and APB 28-1.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”) (codified within ASC Topic 825).  FSP FAS 107-1 and APB 28-1 requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  FSP FAS 107-1 and APB 28-1 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009; however, early adoption is only permitted in conjunction with the early adoptions of FSP FAS 115-2 and FAS 124-2 and FSP FAS 157-4.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, - Subsequent Events (SFAS 165) (codified within ASC Topic 855).  SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Specifically, SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  SFAS 165 is effective prospectively for interim and annual periods ending after June 15, 2009.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2009, the FASB issued SFAS No. 168, - The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (SFAS 168) (codified within ASC Topic 105) SFAS 168 stipulates that the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities.  SFAS 168 is effective for interim and annual periods ending after September 15, 2009.  In conjunction with the issuance of SFAS 168, the SEC issued interpretive guidance Final Rule 80 (FR-80) regarding FASB’s Accounting Standards Codification.  Under FR-80, the SEC clarified that the ASC is not the authoritative source for SEC guidance and that the ASC does not supersede any SEC rules or regulations.  Further, any references within the SEC rules and staff guidance to specific standards under U.S. GAAP should be understood to mean the corresponding reference in the ASC.  FR-80 is also effective for interim and annual periods ending after September 15, 2009.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

3.      RECENT ACCOUNTING PRONOUNCEMENTS

In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, - Measuring Liabilities at Fair Value (ASU 2009-05) (codified within ASC Topic 820).  It becomes effective for the Company on January 1, 2010.  This amendment provides additional guidance on how companies should measure liabilities at fair value.  While reaffirming the existing definition of fair value, this guidance introduces the concept of entry value into the determination of fair value.  Entry value is the amount an entity would receive to enter into an identical liability.  Under the new guidance, the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer.  It is expected that the adoption of this new guidance will have no material effect on the Company’s consolidated financial statements.

In December 2009, the FASB issued ASU 2009-16, - Transfers and Servicing (codified within ASC Topic 860) – Accounting for Transfers of Financial Assets.  ASU 2009-16 amends the accounting for transfers of financials assets and will require more information about transfers of financial assets, including securitizations, and where entities have continuing exposure to the risks related to transferred financial assets.  ASU 2009-16 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, with early adoption not permitted. The Company will comply with the additional disclosures required by this guidance upon its adoption in January 2010.

In October 2009, the FASB issued ASU No. 2009-15, - Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing (codified within ASC Topic 420). ASU 2009-15 amends the accounting and reporting guidance for debt (and certain preferred stock) with specific conversion features or other options. ASU 2009-15 is effective for fiscal years beginning on or after December 15, 2009.  The adoption of the guidance did not have a material effect on the Company’s consolidated financial position, results of operations, cash flows or related disclosures.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

3.      RECENT ACCOUNTING PRONOUNCEMENTS (continued)

In October 2009, the FASB issued ASU No. 2009-13, - Multiple Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force (ASU 2009-13) (codified within ASC Topic 605). ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently assessing the impact of ASU 2009-13 on its consolidated financial position, results of operations and cash flows.

In January 2010, the FASB issued ASU No. 2010-06, - Improving Disclosures about Fair Value Measurements (ASU 2010-06) (codified within ASC Topic 820).  ASU 2010-06 improves disclosures originally required under SFAS No. 157.  ASU 2010-16 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those years.  The Company will comply with the additional disclosures required by this guidance upon its adoption in January 2011.

4.	DISCONTINUED OPERATIONS

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

Ontario Private Water Labelling Limited

In 2003, the Company incorporated a wholly-owned subsidiary, Ontario Private Water Labelling Limited, under the laws of Canada.  Through this subsidiary, management intended to approach corporate and retail entities that wish to use their own label on bottled water as promotional or marketing tools.  Additionally, the Company intended to market its own line of bottled spring water to sell at concerts, sporting events, and other venues.  The business of Ontario Private Water Labelling Limited was discontinued in 2007.  The consolidated financial statements present the assets, liabilities and results of operations of these activities separately as discontinued operations.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

4.      DISCONTINUED OPERATIONS (continued)

Celebrity Tan Inc.

In 2003, the Company incorporated a wholly-owned subsidiary, Celebrity Tan Inc. under the laws of Canada.  Celebrity Tan Inc. was incorporated to engage in the building and distribution of UV-free tanning stalls.  These stand-up tanning booths spray a fine mist of sunless tanning solution onto the customer.  The Company also intended to market through this subsidiary its own line of sunless tanning products.  The business of Celebrity Tan Inc. was discontinued in 2007.  The consolidated financial statements present the assets, liabilities and results of operations of these activities separately as discontinued operations.

Summarized financial information as a result of discontinued operations are as follows:

	December 31, 2009	December 31, 2008

Cash	$198	$200
Prepaid expenses and deposits	131	113
Total assets of discontinued operations	$329	$313

Bank loan	$3,172	$10,947
Accounts payable and accrued liabilities	290,869	248,892
Loans payable to related parties (see Note 9)	39,489	32,761
Total liabilities of discontinued operations	$333,530	$292,600

	December 31, 2009	December 31, 2008	December 31, 2007

Revenues	$-	$7,770		$1,246
Cost of revenues		668		10,013
Gross profit (loss)		7,102		(8,767)

Operating expenses	469	661		25,781
Income (loss) from discontinued operations	$ (469)	$6,441	$	(34,548)

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

5.	INVESTMENTS

On November 30, 2006, the Company entered into a joint venture agreement with Ko Ho Management Ltd. (“Ko Ho”), a Hong Kong based company, with the goal of acquiring business operations in the People’s Republic of China.  Under the terms of this agreement, the Company acquired a 50% interest in Ko Ho via the issuance of 250,000 shares of common stock (valued at $50,000 based on the closing share price on the date of issuance) of the Company and the financing of certain working capital expenses of Ko Ho in the amount of $60,000 over the course of the following 10 months.  Under the terms of the joint venture agreement, the Company has agreed to issue up to an additional 1,000,000 shares of common stock and provide additional financing to a maximum of $250,000 for Ko Ho to acquire existing Chinese corporations.  In addition, the Company has agreed to issue a further 250,000 shares of common stock should certain specified performance goals of Ko Ho be met, and to pay certain professional fees and e-commerce service fees of Ko Ho.

To date, the Company has issued 500,000 shares to Ko Ho pursuant to the terms of the joint venture agreement.

To date through our partnership with Ko Ho, the Company has acquired interests in the following three Chinese companies:

In February 2007, the Company acquired a 50% interest in Arden Trading Company Ltd. (“Arden”) of China through its partnership with Ko Ho.  Arden specializes in the operation of customer loyalty redemption programs.  Arden’s services include processing bonus point redemptions, gift sourcing, catalogue productions, logistics, and call center customer support.  It provides long-term outsourcing services to businesses in its areas of expertise.  The Company issued 250,000 shares of common stock (valued at $150,000 based on the closing share price on the date of issuance) in connection with this investment.

In March 2007, the Company acquired a 50% interest in Hongxin Insurance Agency of China (“Hongxin”) through its partnership with Ko Ho.  Hongxin is an insurance agency selling insurance policies and financial instruments to major insurance companies in China since 2004.  It operates under a license issued by China Insurance Supervisory Committee to provide corporate and individual insurance products, risk management, and consultation services.  The Company issued 160,000 shares of common stock (valued at $102,000 based on the closing share price on the date of issuance) in connection with this investment.

In April 2007, the Company acquired a 35% equity interest in Foshan Foshantong Information Technology Co., Ltd. (“Foshantong”) through its partnership with Ko Ho.  Foshantong provides electronic payment smart card programs for public transportation and small payment transactions.  The Company issued 750,000 shares of common stock (valued at $457,000 based on the closing share price on the date of issuance) in connection with this investment.

In July 2007, the Company entered into an investment agreement with Serenity Investments Holdings Corp. (“Serenity”), a British Virgin Islands corporation, to obtain a payment processing engine and an E-Wallet platform that will provide the technology for the backbone to the Company’s “FocusKard” suite of payment solutions.  The Company issued 1,500,000 shares of common stock (valued at $630,000 based on the closing share price on the date of issuance) in connection with this investment.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

5.	INVESTMENTS (continued)

The Company’s investments in Ko Ho, Arden, Hongxin, Foshantong, and Serenity were accounted for using the cost method because it does not have the ability to exercise significant influence over the operating and financial policies of these companies.  The Company monitors these investments for impairment and makes appropriate reductions in carrying value when impairment is deemed to be other than temporary.  The Company does not expect capital appreciation or income from these investments and has expensed these investments in prior years under advertising, marketing and consulting expenses.  The purpose of these investments is to facilitate entry into target markets in the People’s Republic of China by funding the marketing activities of these entities.  Management believes that the Company has no further obligations or contingencies in respect of these entities and that these investments do not meet the criteria for consolidation under FIN No. 46(R) (codified within ASC Topic 810), “Consolidation of Variable Interest Entities”.

6.      PROPERTY AND EQUIPMENT

The following is a summary of property and equipment and accumulated depreciation:

	2009	2008

Office equipment	$27,919	$24,091
Computer hardware	4,851	3,565

Total cost	32,770	27,656
Less: Accumulated depreciation	29,165	24,236

Net book value	$3,605	$3,420

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $ 992, $1,104 and $1,000 respectively.

7.	BANK LOAN – DISCONTINUED OPERATIONS

The Company’s subsidiary, Celebrity Tan Inc., was advanced a US $47,575 (CDN $50,000) bank loan.  The loan is unsecured and repayable in monthly principal payments of US $793 (CDN $833) plus interest at the TD Canada Trust rate of prime plus 1%.  The loan is due on demand.  Due to its demand feature, the liability is presented on the accompanying consolidated financial statement as current liabilities, under liabilities of discontinued operations.

Future principal payments are as follows:

2010	$3,172

8.	NOTES PAYABLE

The notes are due to an arm’s length third party, bearing interest at 12% per annum, unsecured and repayable upon demand.  Due to the demand features, these notes are presented in the accompanying consolidated financial statements as current liabilities.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

9.      LOANS PAYABLE – RELATED PARTIES

As at December 31, 2009, the Company was indebted to certain of its officers, directors and stockholders $234,488 (December 31, 2008 - $204,288) for cash advances, consulting services and expenses paid on behalf of the Company.  $194,999 (December 31, 2008 - $171,523) owed by the Company is recorded under loans payable and $39,489 (December 31, 2008 - $32,761) owed is recorded under discontinued operations (see Note 4).  These loans are unsecured, non-interest bearing and repayable upon demand.  Due to the demand features, these loans are presented in the accompanying consolidated financial statements as current liabilities.

10.      DEFERRED INCOME TAXES

As of December 31, 2009, 2008 and 2007, the Company had net deferred tax assets, calculated at expected rates of 25%, 29% and 33% respectively, of approximately $1,631,000, $1,580,000 and $1,461,000, respectively, principally arising from net operating loss carry forwards for income tax purposes.  As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been recorded at December 31, 2009, 2008 and 2007.

A reconciliation of combined federal and provincial corporate income taxes at the Company’s effective tax rate of 33%, 33.5% and 33%, respectively, for December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
Net loss before income taxes	$	(406,077)	$	(593,186)	$(3,096,225)

Income taxes at statutory rates	$	(134,000)	$	(199,000)	$(1,022,000)
Tax effect of expenses not deductible for income tax purposes:
Stock based compensation		(15,000)		45,000	135,000
Shares issued for services		-		12,000	550,000
Effect of tax rate changes and other adjustments		(66,000)		(891,000)	-
Expiry of loss carry forwards		164,000		914,000	-
		(51,000)		(119,000)	(337,000)
Change in valuation allowance		51,000		119,000	337,000
		$-		$-	$-

The significant components of the deferred tax asset at December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Net operating loss carry forwards	$6,375,000	$5,361,000	$4,427,000

Deferred tax asset	$1,631,000	$1,580,000	$1,461,000
Deferred tax asset valuation allowance	(1,631,000)	(1,580,000)	(1,461,000)
	$-	$-	$-

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

10.      DEFERRED INCOME TAXES (continued)

At December 31, 2009, the Company had unused non-capital losses of approximately $6,375,000 to offset future taxable income.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during future periods.  These losses expire to the extent unutilized against future taxable income as follows:

2010	$614,000
2014	196,000
2015	448,000
2026	748,000
2027	3,278,000
2028	602,000
2029	489,000

$6,375,000

11.	COMMON STOCK

The Company is authorized to issue an unlimited number of voting, common stock without par value.  Shares may be transferred with the consent of a majority of the directors or the shareholders through resolution or by a signed instrument.

The Company has not issued any warrants in 2009, 2008 and 2007.

During the year ended December 31, 2009, the Company sold for cash 31,109,574 shares of common stock.  This stock was sold for approximately $0.01 per share for a total of $297,902.

The Company also issued 1,450,000 shares of common stock during the 2009 fiscal year for services provided by non-employees.  These shares were valued at a total of $44,223 based on the closing share price on the date of issuance.

Furthermore, the Company issued 5,000,000 shares of common stock during the 2009 fiscal year to extinguish debt due to a director of the Company.  These shares were valued at a total of $43,785 based on the closing share price on the date of issuance.

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

Furthermore, the Company issued 1,250,000 shares of common stock during the 2008 fiscal year to extinguish debt due to a director of the Company.  These shares were valued at a total of $46,903 based on the closing share price on the date of issuance.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

11.	COMMON STOCK (continued)

During the year ended December 31, 2007, the Company sold for cash 8,350,628 shares of common stock. This stock was sold for approximately $0.20 per share for a total of $1,650,503, less commissions of $659,915.

The Company also issued 842,774 shares of common stock during the 2007 fiscal year for services provided by non-employees and 2,660,000 shares of common stock were issued pursuant to the establishment of the Company’s joint venture agreement (See note 5).  These shares were valued at a total of $1,666,197 based on the closing share price on the date of issuance.

The Company offered to issue 400,000 shares of common stock during the 2007 fiscal year to extinguish debt due to two creditors thereof and such proposal was originally accepted by the creditors.  However, the creditors subsequently declined to accept the shares.  These shares were valued at a total of $156,000 based on the closing share price on the date of issuance.

Furthermore, the Company issued 192,226 shares of common stock during the 2007 fiscal year to extinguish debt due to a director of the Company.  These shares were valued at a total of $75,753 based on the closing share price on the date of issuance.

In addition, the Company issued 800,000 shares of common stock during the 2007 fiscal year as a result of the exercise of stock options by the option holders.  These shares were valued at a total of $101,928 based on the exercise price.

12.	STOCK OPTIONS

The Company has a Stock Option Plan (the "Plan") under which it is authorized to grant options to purchase shares of common stock of the Company to directors, key personnel and consultants to the Company, its subsidiaries and affiliates.  The aggregate number of shares of the Company which may be issued and sold under the Plan will not exceed 10% of the total number of shares of common stock issued and outstanding from time to time.  The exercise prices of the options are based on the fair value of the Company’s common stock at the time of grant as determined by the Board of Directors.

The following table reflects the continuity of options outstanding:

	Options			Average Exercise Price
	2009	2008	2007	2009	2008	2007
Outstanding, beginning of year	1,950,000	750,000	800,000	$0.29	$0.59	$0.15
Granted	-	1,200,000	750,000	-	0.10	0.59
Exercised	-	-	(800,000)	-	-	0.15
Cancelled/expired	(250,000)	-	-	0.71	-	-
Outstanding, end of year	1,700,000	1,950,000	750,000	$0.23	$0.29	$0.59

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

12.      STOCK OPTIONS (continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and exercisable as at December 31, 2009 are as follows:

Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price

$ 0.11	1,200,000	(i)	$0.11	3.22	1,200,000	$0.11
$ 0.14	250,000	(ii)	$0.14	7.02	250,000	$0.14
$ 0.71	-	(ii)	-	-	-	-
$ 0.90	250,000	(ii)	$0.90	7.02	250,000	$0.90
					1,700,000
	1,700,000		$0.23	4.34		$0.23

(i)
During the year ended December 31, 2008, the Company issued 400,000 options each to three directors (Total 1,200,000 options). The options have exercise price of US $0.11 (CA $0.12), and vested immediately. These options expire on March 20, 2013. The fair value of the options granted was $132,827 and was calculated using the Black-Scholes option pricing model using the following assumptions:

Expected volatility:	212%
Risk free interest rate:	2.36%
Expected life:	5 years
Dividend yield:	0%

(ii)
During the year ended December 31, 2007, the Company issued 250,000 options each to three individuals. The options have exercise price of US $0.14 (CDN $0.15), US $0.71 and US $0.90, respectively, and vested immediately.  These options expire at January 2017, April 2009 and January 2017, respectively.  The fair value of the options granted was $409,671 and was calculated using the Black-Scholes option pricing model using the following assumptions:

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

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

12.      STOCK OPTIONS (continued)

During the year ended December 31, 2007, 800,000 options were exercised at US $0.13 (CDN $0.15) per share.  As payment for these options, the Company reduced the amount of its outstanding liability to this director by $101,928.

13.      RELATED PARTY TRANSACTIONS

The Company rented commercial space in Toronto, Canada, beginning in 2003, with a month-to-month agreement for rent for $3,500 CDN.  Rent expense for the year ended December 31, 2009 under this lease amounted to $39,936 (December 31, 2008 and 2007 – $40,022 and $35,607, respectively).  Rent was paid to a corporation that is controlled by a director of the Company.  As at December 31, 2009, the Company owed the corporation $42,769 (December 31, 2008 - $14,368), which is included in accounts payable and accrued liabilities.

The Company paid $125,000 (December 31, 2008 and 2007 – $125,000 and $125,000, respectively) consulting fees to a director.  As at December 31, 2009, the Company owed the director $592,051 (December 31, 2008 - $492,550), which is included in accounts payable and accrued liabilities.

The Company issued 5,000,000 shares of common stock (December 31, 2008 and 2007 – 1,250,000 shares and 192,226 shares, respectively) to extinguish debt due to a director of the Company.  These shares were valued at a total of $43,785 (December 31, 2008 and 2007 - $46,903 and $75,753, respectively) based on the closing share price on the date of issuance.

The Company’s related-party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions.

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments comprise cash and cash equivalents, bank indebtedness, bank loan, accounts payable and accrued liabilities and loans and notes payable.  In management’s opinion, the fair value of these instruments approximates carrying value due to their short maturities.

Currency Risk

The Company is exposed to certain currency risks that the value of certain financial instruments will fluctuate due to changes in foreign exchange rates.  Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its short-term borrowings and other obligations.  The Company’s borrowing and obligations loans bear interest at fixed and variable rates.  Management is of the opinion that the Company is not exposed to significant interest rate risks in respect of these instruments as these resemble rates available in the current market for debt of similar terms and maturities, except for debt with related parties.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

15.      SUBSEQUENT EVENT

On April 2, 2010, the Company terminated its investment in Foshantong. The termination was mutually agreed upon by both parties.  As a result of the termination, the Company received $200,000 as a recovery of the marketing expenses that the Company had spent in connection with this investment.