Form 20-F
period 2010-12-31
OXFORD INVESTMENTS HOLDINGS INC
filed 2011-06-30
CIK 1145703

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 20-F

 [  ] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

 [X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended: December 31, 2010

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

The number of outstanding shares of the issuer’s common Stock as of December 31, 2010: 88,414,384

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

Item 17 ☐  Item 18☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

TABLE OF CONTENTS

		Page

FORWARD – LOOKING STATEMENTS		5

	PART I
Item 1.	Identity of Directors, Senior Management and Advisers	*
Item 2.	Offer Statistics and Expected Timetable	*
Item 3.	Key Information	5
	Selected Financial Data	5
	Capitalization and Indebtedness	*
	Reason for the Offer and Use of Proceeds	*
	Risk Factors	7
Item 4.	Information on the Company	14
	History and Development of the Company	14
	Business Overview	15
	Organizational Structure	20
	Property, Plants and Equipment	20
Item 4A	Unresolved Staff Comments	*
Item 5.	Operating and Financial Review and Prospects	20
	Operating Results	20
	Liquidity and Capital Resources	27
	Research and Development	27
	Trend Information	27
	Off-balance sheet arrangements	*
	Tabular disclosure of contractual obligations	*
	Safe harbor	28
Item 6.	Directors, Senior Management and Employees	29
	Directors and Senior Management	29
	Compensation of Directors and Officers	30
	Board Policies	30
	Employees	30
	Share Ownership	31
Item 7.	Major Shareholders and Related Party Transactions	32
	Major Shareholders	32
	Related Party Transactions	32
Item 8.	Financial Information	33
	Consolidated Statements and Other Financial Information	33
	Significant Changes	33
Item 9.	The Offer and Listing	33
Item 10.	Additional Information	35
	Share Capital	*
	Memorandum and articles of incorporation	35
	Material Contracts	35
	Exchange Controls	35
	Taxation	36
	Dividends and paying agents	*
	Statements by experts	*
	Documents on display	41
	Subsidiary Information	*
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	*
Item 12.	Description of Securities Other Than Equity Securities	*

	PART II
Item 13.	Defaults, Dividends Arrearages and Delinquencies	*
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	*
Item 15.	Controls and Procedures	42
Item 16A.	Audit Committee Financial Expert	44
Item 16B.	Code of Ethics	44
Item 16C.	Principal Accountant Fees and Services	44
Item 16D.	Exemptions from the Listing Standards for Audit Committees	*
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	*
Item 17.	Financial Statements	45
Item 18. Item 19.	Financial Statements Exhibits	45 46
SIGNATURES		47
CERTIFICATIONS		48
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

PART I

Item 1.                                Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                                Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                                Key Information

A.           Selected Financial Data

The following selected financial data for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 is derived from our audited consolidated financial statements.  The selected financial data, as well as the consolidated financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States.  The Registrant presents its consolidated financial statements in United States dollars.  All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected consolidated financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended

	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010

Statement of Operations Data:
Total revenues from	$72,095	$4,886	$0.00	$3,957	$0.00
Continuing Operations
Total Revenues from	113,204	1,246	7,770	0.00	0.00
Discontinued Operations
Net Loss	(961,889)	(3,096,225)	(593,186)	(406,077)	(258,529)
Basic and diluted
net loss per share -	(0.04)	(0.09)	(0.01)	(0.01)	(0.01)
Weighted average number of
Shares used in computing basic and
Diluted net loss per share-	23,368,008	33,640,665	43,216,873	61,456,942	85,684,932
Balance Sheet Data:
Cash and cash equivalents	$37,969	$0.00	$0.00	$22,286	$0.00
Total current assets	90,855	0.00	4,399	27,667	6,486
Total assets	94,321	14,215	8,132	31,601	9,477
Total current liabilities	1,431,884	1,365,394	1,202,780	1,435,107	1,689,407
Total liabilities	1,431,884	1,365,394	1,202,780	1,435,107	1,689,407
Total accumulated deficit	(4,871,284)	(7,967,509)	(8,560,695)	(8,966,772)	(9,225,301)
Total stockholders’	(1,337,563)	(1,351,179)	(1,194,648)	(1,403,506)	(1,679,930)
deficiency

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

 Year ended December 31,

	2010	2009	2008	2007	2006

End of Period	1.01	.96	.83	1.01	.86

Average for Period	0.97	.88	.94	.97	.87

High for Period	1.01	.98	1.02	1.09	.91

Low for Period	0.93	.77	.77	.84	.85

The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2010 and 2011.  The exchange rates used are the closing rates as provided by the Bank of Canada.

Month	High	Low

December 2010	1.01	0.98

January 2011	1.01	1.00

February 2011	1.03	1.00

March 2011	1.03	1.01

April 2011	1.06	1.03

May 2011	1.05	1.02

The exchange rate on December 31, 2010 for the conversion of United States dollars into Canadian dollars was $1.01 (CDN$1.00 = US$1.0054).  As of June 10, 2011, the close rate of exchange for the conversion of United States dollars into Canadian dollars was $1.02 (CDN$1.00=US$1.0238).  The exchange rates used are the nominal noon exchange rates as published by the Bank of Canada.

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

RISK FACTORS RELATED TO OUR BUSINESS

We Have A Limited Operating History So It May Be Difficult For You To Evaluate Our Business And Its Future Prospects

It may be difficult to evaluate our business and prospects because we have a limited operating history.  We were incorporated in October 2000 and we began operations in November 2000.  In our first two years of operations, we focused our business on the Internet e-gaming market; however in early 2003, we expanded our operations into the lifestyle consumables market.  Through our prior subsidiaries Celebrity Tan, Inc. and Ontario Private Water Labeling Ltd, we entered the UV-free sunless tanning and private water labeling markets. We have since discontinued these businesses.   During 2006, we entered into the stored-value credit/debit card market through our suite of “FocusKard” products and our acquisition of ownership interests of companies in China.  Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets.  The risks, expenses and difficulties that we expect to encounter include:

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

We Have A History Of Operating Losses And A Significant Accumulated Deficit, And We May Not Maintain Revenue Or Achieve Profitability In The Future.

We have not been profitable since our inception in October 2000.  We have an accumulated deficit of ($9,225,301).  We expect to continue to incur additional losses for the next fiscal year as a result of a high level of operating expenses, significant up-front expenditures, pursuing new initiatives for the Company and our marketing activities.   We have had to rely on raising money through private placement of our stock to fund our ventures and operations.  We may never realize significant revenues from our core business or be profitable.  Factors that will influence the timing and amount of our growth and profitability include:

     ● the success of implementing our business plan;

     ● obtaining the necessary funding to grow our business; and

     ● our ability to expand, diversify and grow our business.

Our Ability To Continue As A Going Concern

We face significant challenges in shifting from the development stage to the commercialization of the products that we offer.  We have also changed our business focus within the past few years.  Our business may fail if we do not achieve significant revenue growth or obtain sufficient funding.  Our accountants have raised substantial doubts about our ability to continue as a going concern.  Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in such a transition, and there can be no assurance that we will be successful or that we will ever achieve profitable operations.

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

RISK FACTORS RELATED TO OWNING OUR STOCK

Control By Existing Shareholders; Anti-Takeover Effects

As of December 31, 2010, Michael Donaghy, our President and Chief Executive Officer and director, personally and indirectly through his spouse, beneficially owned approximately13,850,000 shares  or 15.59 % of our outstanding common shares.  As a result, Mr. Donaghy can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs.  The voting power of Mr. Donaghy under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

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

Our common stock trades in the over-the-counter market on the OTCQB.  As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the value of, our common stock. Because our common stock is subject to federal securities rules affecting penny stock, the market liquidity for our common stock may be adversely affected.

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

Item 4.                      Information on the Company

A. History and Development of the Company

The Company was incorporated under the laws of Ontario, Canada on October 13, 2000, as a holding company under the name International E Gaming Developers Ltd.  On May 17, 2001 the Company changed its name to Oxford Software Developers Inc. and on December 16, 2003 it changed its name from Oxford Software Developers Inc. to Oxford Investments Holdings Inc.  The Company began operating its business through three wholly-owned subsidiaries International E Gaming Developers, Inc. incorporated under the laws of Antigua and Barbuda, British West Indies on November 3, 2000; Celebrity Tan, Inc. incorporated under the laws of Ontario, Canada on May 28, 2003; and Ontario Private Water Labeling Ltd. incorporated under the laws of Ontario, Canada on May 28, 2003.  The Company has since discontinued all business operations of all three subsidiaries mentioned above.

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

Corporate Profile

Arden Trading Company Ltd specializes in the operation of customer loyalty program redemption. The Company has been in business for three years and has been profitable since its inception. Arden provides services to China Construction Bank for the Province of Guangdong, processing bonus point redemptions for the bank.  Arden will expand these services into Shanghai and Beijing.

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

The management team has years of experience in operating and managing call center, logistics, telemarketing, and customer relations services

The Strategy

Arden charges a service fee to the China Construction Bank to manage and fulfill the Bank’s bonus points incentive program. Further income is provided by markup on the wholesale value of gift items provided by Arden. As the Company’s customer base expands, bulk purchasing of gift items will reduce the wholesale price charged to Arden, thus increasing the markup income per item as well as increasing the number of fulfillment transactions.

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

Foshan Foshantong Information Technology Co., Ltd.

On or about April 7, 2007, we acquired an interest in Foshan Foshantong Information Technology Co., Ltd. through our partnership with the Ko Ho Group.

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

International E Gaming Developers, Inc.

International E Gaming Developers, Inc. (“Egaming”), was our wholly-owned subsidiary through which we operated our gaming business.  In April 2001, we acquired the assets of Suchow Holdings Ltd., a Bahamian-based company that provided back-end administrative software solutions for e-commerce driven websites.  In 2003, we did not renew our online gaming license since the Company decided to no longer operate an online casino.   Due to changes in United States law with respect to Internet gaming, we are no longer involved in Internet gaming activities and we have discontinued operations of this business..

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

Overview

We were incorporated with the objective of capitalizing on the growth of Internet gaming and entertainment - e-gaming.  However, as a result of persistent uncertainty in Internet gaming laws in various jurisdictions worldwide, particularly in the United States, we felt that it was beneficial for us to closely review our strategic planning as we move forward.  As a result, we did not renew our e-gaming license and in May 2003, we initiated two business ventures to further diversify the Company's interests in the lifestyles consumables market.  The first initiative was the distribution of a private line of UV-free tanning products and booths and the second initiative was the distribution of private labeled bottled spring water. Due to changes in United States law with respect to Internet gaming, we are no longer involved in Internet gaming activities.  The Company has discontinued the business operations of Internet Gaming, UV free tanning and private labeled bottled spring water and has focused its core operations on the credit card processing, direct banking and stored card value market. It has entered into the direct-banking and payment-card solutions business by concentrating its business around its “FocusKard” suite of products.

In addition, the Company started card-processing operations in 2010, but processing was put on hold for several months while China restructured the credit card processing industry as part of reforming its banking system. Non-compliant processors were closed down, institutions consolidated, and the Chinese Government implemented stringent regulatory controls over the industry. During this period, the Company, through its Chinese network, established a commission-oriented strategy with two of China’s largest processors, whereby the Company directs customers to these processors and collects commission revenue.

The implementation period involved a four month trial that combined strict business volume controls with other risk management procedures, which were designed to establish the Company’s credibility as an operator. In late-November 2010 the volume restrictions were lifted, enabling the Company to acquire new merchant identifiers (MIDs) from the banks and add new customers. As a result, the Company expects to see a steady stream of revenue growth in the coming year and beyond.

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.  Our functional currency is the Canadian dollar.  Our financial statements are reported in United States dollars.

Sources of Revenue

For 2010, we had $0.00 in product revenue as our business model has shifted to direct-banking, credit card processing  and payment-card solutions and away from the UV free Tanning Booths and related supplies, bottled water and bottled water private labeling, software sub-license fees and web site customization fees.  In 2010, we did not generate any revenue because we were focused on building a strong infrastructure for our credit card processing business.

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

Current Sources of Revenue

Service Fees

Our service fees were derived from credit card processing charges.  In 2010, we did not generate any revenue because we were focused on building a strong infrastructure for our credit card processing business.  We began receiving credit card processing fees in early 2011 and we do expect our credit card processing fees to increase as we add new customers.

Operating Results

The following is management’s discussion and analysis of our financial condition and results of its operations for the fiscal years ended December 31, 2006, 2007, 2008, 2009 and 2010.  Because we are an emerging company and we have recently diversified our business operations, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Fiscal Year Ended December  31, 2010

Revenues

For the fiscal year ended December 31, 2010, we reported a net loss of ($258,529) or ($0.01) per share.  Revenue from operations amounted to $0.00 as we shifted our focus away from our product-based business toward the stored value and reloadable pre-paid card and credit card processing markets.
Our revenue decreased to $0.00 from $3,957 for the comparable period from the prior year,  2009.  The decrease in revenue was a result of the transition process to the credit card processing fees market, the required testing and quality control procedures and delays caused by the Chinese government revamping its credit card processing system.

Cost of Revenues

Cost of revenues amounted to $0.00 from $0.00—no change from the comparable period from the prior year. The Company continues to reposition itself, shifting from its previous markets to the stored value card and credit card processing markets; as a result, cost of revenue was $0.00 for 2010.

Selling, General and Administrative Expense

Selling, general and administrative expense (“SG&A”) amounted to $221,276 from $370,739, a decrease of $149,463 or 40%, and consisted principally of consulting fees ($136,604), commissions and subcontracts (44,648), professional fees (comprised of accounting, audit and legal) ($46,419),  rent ($43,174) general and office expenses ($21,198), and other administrative and communication expenses ($9,991). Costs were mitigated by an $80,758 recovery in advertising and marketing (see Note 5 in the Consolidated Financial Statements for 2010).

The decrease in SG&A expenses was due primarily to decreased costs in advertising and marketing due to the discontinuance of our e-gaming, UV-free tanning and the spring water branding businesses.

Financial Condition, Liquidity and Capital Resources

At December 31, 2010, the Company had total assets of $9,477 consisting of prepaid expenses and deposits ($6,486), property and equipment ($2,852) and assets of discontinued operations ($139).

Operations used $94,364 for the fiscal year ended December 31, 2010.  Funds used in operations primarily relate to costs in consulting and professional fees due to the shift in our business plan away from e-gaming, the UV-free tanning and the spring water branding business, to the stored value card and credit card processing business and our expansion into new markets. In addition, there were increased general and office costs costs.

Investing activities used $0.00 for the fiscal year ended December 31, 2010.

Financing activities provided $71,577 for the fiscal year ended December 31, 2010.  Funds provided by financing activities were from the sale of 3,000,000 shares of the Company’s common stock for a total of $29,265, and via bank loans and the issuance of debt.  The Company used $3,236 to repay loans made to the Company from related parties.  The Company received $37,395 in loans from related parties.

We had no long-term debt at December 31, 2010.

Fiscal Year Ended December  31, 2009

Revenues

For the fiscal year ended December 31, 2009, we reported a net loss of ($406,077) or ($0.01) per share.  Revenue from operations amounted to $3,957 as we shifted our focus away from our tanning booth business toward the stored value and reloadable pre-paid card market and credit card processing.

Our revenue increased to $3,957 from $0.00 for the comparable period from the prior year, 2008.  The increase in revenue was a result of the increase in credit card processing fees.

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

Selling, General and Administrative Expense

Selling, general and administrative expense (“SG&A”) amounted to $559,261 from $3,038,977, a decrease of $2,479,716 or 81.6%, and consisted principally of advertising and marketing costs ($94,051), consulting fees ($171,653), general and office costs ($185,859), professional fees (comprised of accounting, audit and legal) ($52,052),  rent ($40,022), depreciation costs ($1,104) other administrative and communication expenses ($14,520).

The decrease in SG&A expenses was due primarily to decreased costs in advertising, marketing and consulting due to the discontinuance of our e-gaming, UV-free tanning and the spring water branding businesses.

Financial Condition, Liquidity and Capital Resources

At December 31, 2008, the Company had total current assets of $4,399 consisting of prepaid expenses.

Operations used $287,799 for the fiscal year ended December 31, 2008.  Funds used in operations primarily relate to the increased cost in advertising, marketing and consulting due to the shift in our business plan away from e-gaming, the UV-free tanning and the spring water branding business, to the stored value card business and our expansion into new markets. In addition, we had increased advertising and marketing costs relating to our stored value card business, and increased general and office costs.

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

From January 1, 2010 to December 31, 2010, we sold approximately 3,000,000 shares of our common shares through private placements with accredited investors.  The offering is being conducted pursuant to the exemption provided by Regulation S, under the Securities Act of 1933.  We have raised approximately $29,265, net of expenses, for working capital to fund our continuing operations.

As of December 31, 2010 we had approximately $0.00 of cash and cash equivalents.

To provide working capital for its operations and project development, the Company will need to raise new funds. Traditionally, the Company has raised capital through the issuance of common shares, through bank loans and through the issuance of related party debt.  In addition, from time to time in the past, Michael Donaghy, the President of the Company, personally advanced non-interest-bearing loans to the Company for the day-to-day operations of the Company.  It is contemplated that it will continue to raise capital primarily in private placements through investors.  No assurance, however, can be given that the Company's future capital requirements will be obtained. The Company's access to capital is always dependent upon future financial market conditions, especially those pertaining to early-stage companies. There can be no guarantee that the Company will be successful in obtaining future financing, when necessary, on economically acceptable terms.

For the year ended December 31, 2011, the Company believes that it will need approximately CAD$1,000,000 of cash to cover administrative costs and approximately CAD$60,000 for payment of lease properties.  The Company anticipates that it will pay for its 2011 administrative and operational costs from existing working capital, from current revenue streams and from private placements through investors.  The Company believes it can raise sufficient working capital to complete its anticipated expenditures during the remaining portion of 2011; however, no assurances can be given that the Company will be able to raise cash from additional financing efforts.  If the Company is unable to obtain sufficient funds from future financing, or from current revenues, the Company may not be able to become profitable.

C. Research and development, patents and licenses, etc.

We are not involved in any research and development and have no registered patents or licenses.  In the fiscal years 2010, 2009, 2008, 2007 and 2006, the Company did not have any research, development or patent expenses.

D.  Trend Information

In 2011, we intend to continue our tight cost control in order to achieve the highest profitability possible.  See Item 5A. "Operating and Financial Review and Prospects - Results of Operation" for additional trend information.

The Internet

The Internet continues to grow at a high rate in terms of the number of users online, the total revenue being generated online and the speed at which communications can be carried. All of these factors contribute to a parallel growth in the number and value of stored value and payment card transactions globally and the market audience for our stored value card and credit card processing business.

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

The intense increase in Internet penetration is due to several major factors, the first and foremost relating to PC penetration and also the increased use of internet-ready mobile devices. Most PCs or mobile devices are equipped with some form of Internet access, and most homes have telephone lines or other forms of internet access.  Once a PC is inside a home, the Internet is a natural part of its use.  Second, technology advances in personal computers for the home and office, as well as those that help connection speed, encourage the use of the Internet. Most product developments, such as computers that offer Internet access by the touch of a button, make the Internet experience more enjoyable and, therefore, consumers are drawn to it. Lastly, the content on the Internet is self-enforcing. Advertising on the Internet directs consumers go to other websites, thus extending the average time that users spend on the web. North America has dominated the development of the Internet, but the greatest growth potential is outside that region.

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

G.  Safe harbor (Forward Looking Information)

We are projecting increased expenses.

We are projecting increased expenses for the fiscal year ending December 31, 2011 as our stored-value card business grows.  It is expected that these expenses will be caused primarily by:

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

Item 6.                                Directors, Senior Management and Employees

A.  Directors and senior management.  Set forth below are particulars respecting our directors and executive officers as of June 24, 2011, and each person’s business experience:

Name	Business Address	Position
Michael Donaghy	1315 Lawrence Ave. East	Chief Executive Officer,
	Suite 520	President and Director
Toronto, Ontario
Canada M3A 3R3

Paul Bilewicz	c/o 1315 Lawrence Ave. East	Director
Suite 520
Toronto, Ontario
Canada M3A 3R3

Michael Donaghy, President.  Mr. Donaghy, age 51, has been our President, Chief Executive Officer and a member of our Board of Directors since inception.  From February 2000 to October 2000 he served as Interim President of Zaurak Capital Corp., an e-gaming holding company.   In 1999 he formed and was named President and Chief Executive Officer of CyberGaming Inc., a company engaged in the business of Internet e-gaming sub-licensing, website creation and hosting.  Mr. Donaghy resigned as President and CEO of CyberGaming Inc. in September 2000, just prior to joining us.  Mr. Donaghy is also President of Citywebsites.com, a website design company, since March 1995.

Paul Bilewicz, Director.  Mr. Bilewicz, age 61, has been a member of our Board of Directors since April, 2007.  From 2003 to present, he owns and operates a Resort/ Retreat, Pretty River Valley Inn located in the Blue Mountain area in central Ontario.  Prior to that, from approximately 1996 to 2000 he was employed with Glaxo Canada or its parent company GlaxoWellcome Plc.  He was Chief Information Officer at Glaxo Canada;  he also assumed additional executive responsibility for Finance, Human Resources and Business Process Re-engineering.  He was a member of the Glaxo Canada, Board of Directors.  In 2000, he joined the Royal Bank of Scotland in Edinburgh as Director of Systems Application Development and Operations for Retail Banking.    In 1996, he was appointed to the position of Worldwide Director of Information Technology for the parent company, GlaxoWellcome Plc and relocated to London, England.  In that role he was responsible for systems and networks globally for their manufacturing, research and development and commercial operations, as well as being a member of the Executive Committee of the US subsidiary.  Mr. Bilewicz received a Bachelor of Mathematics from the University of Waterloo in 1973 and also completed Executive Programs at the Darden Graduate School of Business (University of Virginia), Insead, in Fontainbleu, France and the Fuqua School of Business at Duke University in North Carolina.

The Honorable Doug Lewis, age 73, was a member of our Board of Directors from March, 2007 through April 2010.   Mr. Lewis resigned as a director of the Company on April 28, 2010.

B.  Compensation.   Mr. Donaghy received a salary of $125,000 for the fiscal years ended December 31, 2008 and December 31, 2009, and $124,957 for fiscal year ended December 31, 2010 as the Company’s President and Chief Executive Officer. Option compensation disclosed below for 2008.

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

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long Term Compensation
				Awards		Payouts

				Restricted	Securities		All
Name and	Fiscal	Cash	Other Annual	Stock	Underlying	LTIP	Other
Principal position	Year	Compensation	Compensation	Award(s)	Options (#)	Payouts	Comp.
		(US$)	(US$)

Michael Donaghy	2010	$124,957	-	-	-	-	-
Director and
President & Chief	2009	$125,000	-	-	-	-	-
Executive Officer
	2008	$125,000	-	-	400,000	-	-

	2010	$0.00	-	-	-	-	-
Paul Bilewicz
Director	2009	$0.00	-	-	-	-	-

	2008	$0.00	-	-	400,000	-	-

Hon. Doug Lewis	2010	$0.00	-	-	-	-	-
Director
	2009	$0.00	-	-	-	-	-

	2008	$0.00	-	-	400,000	-	-

C.  Board Practices. While not required, each of the Company’s directors is a resident of Canada and holds office until the Company’s annual meeting or until his successor is duly elected or appointed.  Officers are appointed annually by the Board of Directors to serve at the Board’s will.  The Company has no contracts with any of its Directors that provide for payments upon termination.  The Board has formed an Audit Committee.  Presently, the two Directors, Michael Donaghy and Paul Bilewicz, comprise this committee.  Paul Bilewicz  will serve as the Audit Committee financial expert.

D.  Employees.  As of December 31, 2010, we had a total of four (4) employees (two (2) full-time and two (2) part-time) in Toronto, Ontario.  None of our employees are covered by any collective bargaining agreement.  We believe that relations with our employees are good.

E.  Share Ownership.  The following table sets forth information relating to the beneficial ownership of our common stock as of the date of this annual report by those persons who beneficially own more than 5% of our common stock and by all of our directors and executive officers as a group, as of June 15, 2011.  As of December 31, 2010 there were 88,814,384 shares of common stock outstanding.

Name and Address of Beneficial Owner (1)	Position with the Company	Number of Shares Owned	Percent

Michael Donaghy (2)	Director, President & Chief Executive Officer	13,850,000	15.59%

Paul Bilewicz	Director	80,000	*

CEDE & Co. P.O. Box 222 Bowling Green Station New York, NY 10274	N/A	39,851,760	44.87%

All Officers and Directors as a Group (1 Person)		13,930,000	15.68%

(*)	Owns less than one percent (1%) of the Company’s common stock.
(1)    All officer and director addresses are c/o the Company at 1315 Lawrence Avenue East, Suite 520, Toronto, Canada M3A 3R3.
(2)    Mr. Donaghy beneficially owns 5,000,000 of these shares personally and the remaining indirectly through his spouse.

Stock Option Plan

At the Company’s 2006 Annual Meeting, the shareholders adopted a Non-Qualified Stock Option Plan for the Company (the “Stock Option Plan”).  A total of up to ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Stock Option Plan.  Options may be issued to directors, key personnel and consultants to the Company, its subsidiaries and affiliates.  The holders of options under all of the Stock Option Plan are responsible for all personal tax consequences relating to the options. The exercise prices of the options are based on the fair value of the Company’s common shares at the time of grant as determined by our board of directors. The current practice of our board of directors is to grant options with exercise prices that equal 100% of the closing price of our common shares on the applicable date of grant.  There are currently 3,550,000 options issued under the Stock Option Plan.  As of December 31, 2010 a total of 1,700,000 stock options are outstanding under the Stock Option Plan.

The following table sets out stock option awards received by the Named Executive Officers during the year ended December 31, 2010.

Option grants of Oxford Investments Holdings Inc. during 2010

Name	Securities Under Options	% of Total Option Grants in Year	Exercise Price		Market Value of Underlying Options on Date of Grant	Expiration Date
Michael Donaghy	0	0	$	NIL	NIL	N/A

        The following table shows, for each Named Executive Officer, the number of common shares acquired through the exercise of options of the Company during the year ended December 31, 2010, the aggregate value realized upon exercise and the number of unexercised options under the Stock Option Plan as at December 31, 2010. The value realized upon exercise is the difference between the market value of common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at December 31, 2010 is the difference between the exercise price of the options and the market value of the Company's common shares on December 31, 2009, which was $0.05 per share of the Company's common stock.

Aggregate option exercises during 2010 and year end option values

			Unexercised options at December 31, 2010		Value of unexercised in-the-money options at December 31, 2010 (C$)
	Securities acquired at exercise	Aggregate value realized ($)
Name			Exerciseable	Unexerciseable	Exerciseable	Unexerciseable
Michael Donaghy	0	NIL	400,000	0	$0.00	NIL

Item 7.                           Major Shareholders and Related Party Transactions

A.  Major shareholders.  The Company is not aware of any beneficial owners of 5% or more of the Company’s common stock other than those disclosed in Item 6.E. above.

B.  Related party transactions.

The Company rented commercial space in Toronto, Canada beginning in 2003, with a month-to-month agreement for rent for $3,500 CDN. Rent expense for the year ended December 31, 2010 under this lease amounted to $43,174 (December 31, 2009 and 2008— $39,936 and $40,022, respectively). Rent was paid to a corporation that is controlled by a director of the Company. As at December 31, 2010, the Company owed the corporation $56,706 (December 31, 2009—$42,769), which is included in accounts payable and accrued liabilities.

The Company paid $124,957 (December 31, 2009 and 2008—$125,000 and $125,000, respectively) consulting fees to a director. As at December 31, 2010, the Company owed the director $677,924 (December 31, 2009—$592,051), which is included in accounts payable and accrued liabilities.

The Company issued nil shares of common stock (December 31, 2009 and 2008—5,000,000 shares and 1,250,000 shares, respectively) to extinguish debt due to a director of the Company. These shares were valued at a total of $Nil (December 31, 2009 and 2008—$43,785 and $46,903, respectively) based on the closing share price on the date of the issuance.

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

During the fiscal year ended December 31, 2010, the Company sold for cash 3,000,000 shares of common stock. This stock was sold for approximately $0.01 per share for a total of $29,265 cash.

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

Item 9.                        The Offer and Listing

Price History of Shares

The Company's common shares are listed in the United States on the OTC Pink Sheets, and began trading in May 2004 under the symbol OXIHF.  Even though our stock is listed on the OTCQB, it is very thinly traded and trading can be sporadic and as of December 31, 2010, no active established market within or outside the United States existed for our common stock.

The high and low sale prices for the common shares of the Company on the OTC Bulletin Board and OTC Pink Sheets for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:
OTC Bulletin Board
(United States Dollars)

	High	Low

2011
June (through June 15)
May	$0.02	$0.01
April	$0.02	$0.01
March	$0.02	$0.01
February	$0.03	$0.02
January	$0.04	$0.02

2010	$0.09	$0.01
December	$0.03	$0.02
Fourth Quarter	$0.04	$0.01
Third Quarter	$0.04	$0.02
Second Quarter	$0.09	$0.03
First Quarter	$0.06	$0.03

2009	$0.20	$0.01
December	$0.10	$0.02
Fourth Quarter	$0.20	$0.02
Third Quarter	$0.10	$0.03
Second Quarter	$0.04	$0.02
First Quarter	$0.05	$0.01

2008	$0.25	$0.01
December	$0.02	$0.01
Fourth Quarter	$0.10	$0.01
Third Quarter	$0.10	$0.03
Second Quarter	$0.16	$0.05
First Quarter	$0.25	$0.07

2007	$0.65	$0.04
December	$0.40	$0.06
Fourth Quarter	$0.40	$0.06
Third Quarter	$0.50	$0.35
Second Quarter	$0.65	$0.38
First Quarter	$0.10	$0.04

2006	$1.19	$0.04
December	$0.40	$0.36
Fourth Quarter	$0.40	$0.28
Third Quarter	$1.19	$0.27
Second Quarter	$0.50	$0.13
First Quarter	$0.10	$0.04

The closing price of the Company's common shares on the OTCQB on June 15, 2011 was $0.01.

Item 10.                      Additional Information

A.  Share Capital.

Not Applicable

B.  Memorandum and articles of incorporation.

Incorporated by reference from the Company’s registration statement on Form 20-F filed on December 19, 2001.

C.  Material contracts.

The Company has an employment agreement with its President as discussed more fully below.

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

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2010 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2011.  There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping  requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

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

PART II

Item 13.                                Defaults, Dividends Arrearages and Delinquencies

Not Applicable.

Item 14.                                Material Modifications to the Rights of Security Holders and Use of Proceeds

           Not Applicable.

Item 15.        Controls and Procedures

 Disclosure Controls and Procedures

The Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Financial Officer has concluded that, as of December 31, 2010, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with our outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2010, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2010.  The Company’s assessment of the effectiveness of the ICFR at December 31, 2010 identified certain material weaknesses as of that date:

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

The attestations report of our public accounting firm, MSCM LLP, has been made for fiscal year 2010 and is presented on page F-1.

Changes in Internal Control over Financial Reporting

As disclosed above, in fiscal 2011, the Company completed its assessment of its ICFR in place for the year ended December 31, 2010, using the COSO framework. Although the assessment was completed, there were no changes in the ICFR during the 2010 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Item 16A.                      Audit Committee Financial Expert

The Company, in 2008, established an Audit Committee. For fiscal year 2010 the Audit Committee was composed of  Mr. Michael Donaghy and Paul Bilewicz, given the resignation of The Honorable Doug Lewis in April 2010. Paul Bilewicz currently:

•	is considered an "independent" director;
•	meet the criteria for independence as defined by Rule 10A-3 adopted by the SEC;
•	have not participated in the preparation of our financial statements or the financial statements of any of our current subsidiaries at any time during the past three years; and
•	is able to read and understand fundamental financial statements.

Our Board of Directors has determined that the audit committee has at least one member, Paul Bilewicz, who qualifies as an Audit Committee Financial Expert, as defined by relevant SEC rules. As previously stated, Mr. Bilewicz is an independent director, and has the required experience, as recorded in Item 6A, to serve as the Audit Committee Financial Expert. The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls, and the performance of the Company's external auditors. The functions of the Audit Committee also include selecting, appointing, retaining, compensating and overseeing our independent auditors, deciding upon and approving in advance the scope of audit and non-audit assignments and related fees, reviewing accounting principles we use in financial reporting, and reviewing the adequacy of our internal control procedures, including the internal audit function. The committee is also responsible for reviewing the annual financial statements prior to their approval by the Board of Directors.  The Board adopted a charter for the Audit Committee in fiscal year 2009.

Item 16B.                      Code of Ethics

The Company has adopted a code of ethics applicable to all employees and directors.  A copy is available upon request to the Chief Executive Officer, Oxford Investments Holdings Inc., 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, Canada M3A 3R3

Item 16C.                      Principal Accountant Fees and Services

The Company paid and accrued the following fees to MSCM LLP, Chartered Accountants, respectively, during the following fiscal years:

	2009	2010

Audit fees	CDN$30,000.00	CDN$28,300.00
Other Fees	-0-	-0-
Total

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

Item 18.                                Financial Statements

The following auditors’ reports and consolidated financial statements are included in this Form 20-F:

Oxford Investments Holdings Inc.                                                                                                                                Sequential
Consolidated Financial Statements
Page Number
Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheet as at December 31, 2009
and December 31, 2010	F-2

Consolidated Statements of Operations for the years ended December 31, 2008
December 31, 2009 and December 31, 2010	F-3

Consolidated Statement of Shareholders’ Deficiency for the years ended, December 31, 2008
December 31, 2009 and December 31, 2010	F-4

Consolidated Statements of Cash Flows for the years ended
December 31, 2008, December 31, 2009 and December 31, 2010	F-5

Notes to Consolidated Financial Statements	F-6

Item 19.               Exhibits

Exhibits and Exhibit Index.  The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

Exhibit Index

Exhibit No.	Description	Page Number

1.1	Articles of Incorporation	*
1.2	Bylaws	*
2.1	Specimen Stock Certificate	*
4.1	Agreement with Starnet Systems International Inc.,
	dated January 25, 2001	*
4.2	Specimen Affiliate Sub-License Agreement	*
4.3	Asset Purchase Agreement with Suchow Holdings Ltd.
	dated April 26, 2001	*
4.4	Exhibits to Agreement with Starnet Systems International Inc., dated
	January 25, 2001	*
4.5	Mutual Release with CCPC Biotech Inc. dated March 1, 2001	*
4.6	Sub-License Agreement between Starnet Systems N.V. and
	International E-Gaming Developers N.V. dated November 20, 2001	*
4.7	Employment Agreement between Oxford Software Developers
	Inc. and Michael Donaghy dated July 1, 2001	*
4.8	Employment Agreement between Oxford Investments Holdings Inc.
	and Victor DeLaet dated July 1, 2001	*
4.9	Agreement between Oxford Software Developers Inc. and West
	America Securities Corp. dated March 7, 2002	*
4.10	Asset Purchase Agreement with Christopher Webster
	dated April 5, 2006	**
4.11	Oxford Investments Holdings Inc. Non-Qualified Stock Option Plan	***
4.12	Oxford Investments Holdings Inc. Non-Qualified Stock Option Agreement.	***
4.13	Joint Venture Agreement between the Ko Ho Group and Oxford
	Investments Holdings Inc. …………………………………………..	***
4.14	Share Purchase Agreement between Ko Ho Group and Arden Trading
	Company Ltd. and All the Shareholders dated February 28, 2007… ***	***
4.15	Share Purchase Agreement between Ko Ho Group and
	Hongxin Insurance Agency of China and All the Shareholders dated March 14, 2007	***
4.16	Agreement for Cooperation between Foshan Wanzhi S&T
Company Ltd. and Ko Ho Management Ltd. dated May 7, 2007
8.1	List of Subsidiaries	*
99.1	Certificate of Chief Executive Officer pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002
99.2	Certificate of Chief Financial Officer pursuant to Section 906 of the
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

Date: June 30, 2011	OXFORD INVESTMENTS HOLDINGS INC.

By: /S/Michael Donaghy
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

Date: June 30, 2011

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

By:    /S/    Michael Donaghy
    Michael Donaghy
Interim Chief Financial Officer

Date: June 30, 2011

OXFORD INVESTMENTS HOLDINGS INC.

Consolidated Financial Statements

December 31, 2010, 2009 and 2008

OXFORD INVESTMENTS HOLDINGS INC.

INDEX

December 31, 2010, 2009 and 2008

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets - Statement I	2

Consolidated Statements of Operations - Statement II	3

Consolidated Statements of Shareholders’ Deficiency – Statement III	4

Consolidated Statements of Cash Flows - Statement IV	5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	6 - 20

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
OXFORD INVESTMENTS HOLDINGS INC.

We have audited the consolidated balance sheets of Oxford Investments Holdings Inc. (the “Company”) as at December 31, 2010 and 2009 and the consolidated statements of operations, shareholders’ deficiency and cash flows for the three years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

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

/s/ MSCM LLP

MSCM LLP
Toronto, Canada
June 23, 2011

Statement I
OXFORD INVESTMENTS HOLDINGS INC. Statement I
Consolidated Balance Sheets
As at December 31, 2010 and 2009

	2010	2009

ASSETS
CURRENT
Cash	$-	$22,286
Prepaid expenses and deposits	6,486	5,381

	6,486	27,667
Property and equipment (note 6)	2,852	3,605
Assets of discontinued operations (note 4)	139	329

	$9,477	$31,601

LIABILITIES
CURRENT
Bank indebtedness	$8,446	$-
Accounts payable and accrued liabilities (note 13)	833,449	685,270
Notes payable (note 8)	261,905	221,308
Loans payable – related parties (note 9)	244,781	194,999
Liabilities of discontinued operations (note 4)	340,826	333,530

	1,689,407	1,435,107

SHAREHOLDERS’ DEFICIENCY
COMMON STOCK, unlimited shares authorized; 88,814,384 and 86,014,384 shares issued and 88,414,384 and 85,614,384 shares outstanding, respectively (note 11)	7,215,587	7,147,013
CONTRIBUTED SURPLUS	1,050,160	1,050,160
PREPAID SHARE SUBSCRIPTION	(156,000)	(156,000)
ACCUMULATED DEFICIT	(9,225,301)	(8,966,772)
ACCUMULATED OTHER COMPREHENSIVE LOSS	(564,376)	(477,907)

	(1,679,930)	(1,403,506)

	$9,477	$31,601

Going concern (note 2)

Approved on behalf of the Board of Directors

/s/ Michael Donaghy, Director

/s/ Paul Bilewicz, Director

(The accompanying notes are an integral part of these consolidated financial statements.)

Statement II
OXFORD INVESTMENTS HOLDINGS INC.
Consolidated Statements of Operations
For The Years Ended December 31, 2010, 2009 and 2008
	2010		2009		2008

REVENUES
Services		$-		$3,957		$-
SELLING EXPENSES
Advertising and marketing (recovery) (note 5)		(80,758)		80,856		94,051
Commissions and subcontracts		44,648		52,980		2,880
Consulting		11,647		10,608		46,653
Travel		2,437		2,014		3,048
		(22,026)		146,458		146,632

GENERAL AND ADMINISTRATIVE EXPENSES
Consulting (note 13)		124,957		125,000		125,000
Depreciation		924		992		1,104
General and office		21,198		6,683		185,859
Professional fees		46,419		49,943		52,052
Rent (note 13)		43,174		39,936		40,022
Telephone		6,630		5,684		8,592
		243,302		228,238		412,629
		(221,276)		(370,739)		(559,261)
OTHER EXPENSES
Interest expense		(37,110)		(34,869)		(40,366)
LOSS FROM CONTINUING OPERATIONS		(258,386)		(405,608)		(599,627)
NET (LOSS) INCOME FROM DISCONTINUED OPERATIONS		(143)		(469)		6,441
NET LOSS FOR THE YEAR		(258,529)		(406,077)		(593,186)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation (loss) gain		(86,469)		(188,691)		263,388
COMPREHENSIVE LOSS	$	(344,998)	$	(594,768)	$	(329,798)

BASIC AND DILUTED NET LOSS PER SHARE
From continuing operations	$	(0.01)	$	(0.01)	$	(0.01)
From discontinued operations		( -)		( -)		( -)
BASIC AND DILUTED NET LOSS PER SHARE	$	(0.01)	$	(0.01)	$	(0.01)

WEIGHTED AVERAGE NUMBER OF BASIC AND
DILUTED COMMON SHARES OUTSTANDING		85,684,932		61,456,942		43,216,873

(The accompanying notes are an integral part of these consolidated financial statements.)

Statement III
OXFORD INVESTMENTS HOLDINGS INC.
Consolidated Statements of Shareholders’ Deficiency
For The Years Ended December 31, 2010 and 2009

							Accumulated
	Common Stock				Prepaid		Other
	Number of		Contributed		Share		Comprehensive		Accumulated
	shares	Amount	Surplus		Subscription		Loss		Deficit		Total
Balance, December 31, 2008	48,454,810	$6,761,103	$1,050,160	$	(156,000)	$	(289,216)	$	(8,560,695)	$	(1,194,648)

Stock issued for approximately $0.01 per share	31,109,574	297,902	-		-		-		-		297,902
Stock issued for services	1,450,000	44,223	-		-		-		-		44,223
Stock issued for extinguishment of debt	5,000,000	43,785	-		-		-		-		43,785
Other comprehensive loss	-	-	-		-		(188,691)		-		(188,691)
Net loss for the year	-	-	-		-		-		(406,077)		(406,077)

Balance, December 31, 2009	86,014,384	7,147,013	1,050,160		(156,000)		(477,907)		(8,966,772)		(1,403,506)
Stock issued for approximately $0.01 per share	3,000,000	29,265	-		-		-		-		29,265
Stock issued for services	1,500,000	39,309	-		-		-		-		39,309
Stock cancelled	(1,700,000)	-	-		-		-		-		-
Other comprehensive income	-	-	-		-		(86,469)		-		(86,469)
Net loss for the year	-	-	-		-		-		(258,529)		(258,529)

Balance, December 31, 2010	88,814,384	$7,215,587	$1,050,160	$	(156,000)	$	(564,376)	$	(9,225,301)	$	(1,679,930)

(The accompanying notes are an integral part of these consolidated financial statements.)

Statement IV
OXFORD INVESTMENTS HOLDINGS INC.
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2010, 2009 and 2008
	2010		2009		2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$	(258,529)	$	(406,077)	$	(593,186)
Adjustments to reconcile net loss to net cash used
by operating activities
Depreciation		924		992		1,104
Stock-based compensation		-		-		132,827
Shares issued for services		39,309		44,223		35,647
Changes in non-cash working capital items:
Prepaid expenses and deposits		(772)		(260)		3,617
Interest accrued for note payable		27,090		21,823		22,249
Accounts payable and accrued liabilities		97,614		28,950		109,943

Net cash used in operating activities		(94,364)		(310,349)		(287,799)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings (repayments) under bank indebtedness		8,153		18,840		(258)
Repayments of bank loan		(3,236)		(8,757)		(9,381)
Advances of related party loan		37,395		41,700		30,424
Proceeds from issuance of common stock		29,265		297,902		270,952

Net cash provided by financing activities		71,577		349,685		291,737

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		-		(662)		(863)

Net cash used in investing activities		-		(662)		(863)

FOREIGN CURRENCY TRANSLATION GAIN (LOSS)		501		(16,388)		(3,075)

NET (DECREASE) INCREASE IN CASH		(22,286)		22,286		-
CASH, BEGINNING OF THE YEAR		22,286		-		-

CASH, END OF THE YEAR		$-		$22,286		$-
Supplemental cash flow information:
Interest paid		$1,673		$2,186		$7,213

Non-cash financing activities:
Common stock to be issued to extinguish debt		$-		$43,785		$46,903

(The accompanying notes are an integral part of these consolidated financial statements.)

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

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

 In May 2003, the Company incorporated two wholly-owned subsidiaries, Ontario Private Water Labelling Limited and Celebrity Tan Inc., under the laws of Canada to engage in the production and sale of bottled water and to market UV-free tanning products and booths, respectively.  The businesses of Ontario Private Water Labelling Limited and Celebrity Tan Inc. have been discontinued in 2007 (See Note 4), and their assets, liabilities and results of operations have been separately reported as discontinued operations in the balance sheets and statements of operations.

Due to changes in United States law, the Company is no longer involved in internet gaming activities.  During the fourth quarter of fiscal 2006, the Company changed its focus to become a provider of stored value cards catering to a wide variety of markets and to acquire ownership interests of companies in China.  These products and services are aimed at capitalizing on stored-value and re-loadable prepaid card financial products.

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
December 31, 2010, 2009 and 2008

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the measurement and classification of the recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.  The Company has experienced losses since inception and has a working capital deficiency of $1,682,921 as at December 31, 2010.  During the years ended December 31, 2010, 2009 and 2008, the Company incurred net losses of $258,529, $406,077 and $593,186, respectively, and cash used in operations was $94,364, $310,349 and $287,799, respectively.  The Company financed its operations via the sale of common stock, through bank loans and through the issuance of related party debt.  The Company’s ability to realize its assets and discharge its liabilities in the normal course of business is dependent upon continued support of its creditors and shareholders, securing new sources of capital and financing, and the establishment of operations that provide the Company with positive cash flows.  The Company is currently attempting to obtain additional financing from its existing shareholders and other strategic investors to continue its operations.  However, there can be no assurance that the Company will obtain additional funds from these sources.  Even if additional funds are obtained, they may not be on terms favourable to the Company.

These conditions create substantial doubt about the Company’s ability to continue as a going concern.  A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis that would materially differ from the current presentation on the going concern basis.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year.  Financial statement items subject to significant management judgment include revenue recognition; the completeness of accounts payable and accrued liabilities, and notes payable and related party loans payable; the valuation of share-based compensation.  While management believes that the estimates and assumptions are reasonable and appropriate in the circumstances, actual results may differ.

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

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

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

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC Topic 718, “Share-Based Payment” (“ASC 718”).  Under ASC 718, the Company recognizes compensation costs related to share-based payment transactions in the financial statements based on the fair value of the equity (or liability) instruments issued over the period that an employee is expected to provide service in exchange for the award, based on the vesting terms of the specific stock compensation awards.  Stock issued to non-employees is valued based on the fair value of the services received or the fair value of the stock given up.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with ASC Topic 360, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.  As at December 31, 2010, there was no impairment issue.

Income Taxes

The Company accounts for its income taxes under the liability method specified by ASC Topic 740, “Accounting for Income Taxes” (“ASC 740”).  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the effective tax rates which will be in effect when these differences reverse.  A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740 to allow recognition of such an asset.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement

Effective January 1, 2008, the Company adopted ASC Topic 820, “Fair Value Measurements” (“ASC 820”), and the related effective FSPs.  ASC 820 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure.  Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.  Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.  The hierarchy is divided into three levels based on the reliability of inputs.  The adoption of ASC 820 and the related FSP’s did not have a material effect on the Company’s consolidated financial position and operating results.

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

Comprehensive Income (Loss)

The Company has adopted ASC Topic 830, “Reporting Comprehensive Income (Loss)” (“ASC 830”), which establishes standards for reporting and presentation of comprehensive income (loss), its components and accumulated balances.  Comprehensive income (loss) is defined to include all changes in equity (shareholders’ deficiency) except those resulting from investments by or distributions to owners.  Among other disclosures, ASC 830 requires that all items that are required to be recognized under the current accounting standards as a component of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements.  ASC 830 requires that items be included in other comprehensive income (loss) according to their nature, such as: foreign currency items, change in the fair value of derivative financial instruments and unrealized gains and losses on certain debt and equity securities.  Comprehensive income (loss) is displayed in the consolidated statement of shareholders’ deficiency and in the consolidated balance sheet as a component of shareholders’ deficiency.

The Company’s other comprehensive loss comprises foreign currency translation adjustments arising upon translation of the Company’s Canadian dollar functional currency to its United States dollar reporting currency.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares outstanding during the period.  The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.  Diluted earnings per share is computed by dividing the net income (loss) by the weighted average number of basic shares outstanding increased by the number of shares that would be outstanding assuming conversion of any stock options, warrants, and convertible debt.  Diluted net loss per share for the years ended December 31, 2010, 2009 and 2008 is the same as basic net loss per share.  Diluted net loss per share for the year ended December 31, 2010, 2009 and 2008 has not been presented as the effect would be anti-dilutive.

Accounting Principles Recently Adopted

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, - Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS 107-1 and APB 28-1”) (codified within ASC Topic 825).  FSP FAS 107-1 and APB 28-1 requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  FSP FAS 107-1 and APB 28-1 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009; however, early adoption is only permitted in conjunction with the early adoptions of FSP FAS 115-2 and FAS 124-2 and FSP FAS 157-4.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, - Measuring Liabilities at Fair Value (ASU 2009-05) (codified within ASC Topic 820).  It became effective for the Company on January 1, 2010.  This amendment provides additional guidance on how companies should measure liabilities at fair value.  While reaffirming the existing definition of fair value, this guidance introduces the concept of entry value into the determination of fair value.  Entry value is the amount an entity would receive to enter into an identical liability.  Under the new guidance, the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

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
December 31, 2010, 2009 and 2008

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

In February 2010, the FASB issued ASU No. 2010-09, - Amendments to Certain Recognition and Disclosure Requirements (ASU 2010-09) (codified within ASC Topic 855).  ASU 2010-09 requires (a) SEC filers and (b) conduit debt obligors for conduit debt securities that are traded in a public market (referred to herein as conduit debt obligors) to “evaluate subsequent events through the date the financial statements are issued.”  All other entities are required to “evaluate subsequent events through the date the financial statements are available to be issued.” For conduit debt obligors, ASU 2010-09 is effective for fiscal years ending after June 15, 2010.  For all other entities, ASU 2010-09 is effective immediately.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

3.      RECENT ACCOUNTING PRONOUNCEMENTS

In October 2009, the FASB issued ASU No. 2009-13, - Multiple Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force (ASU 2009-13) (codified within ASC Topic 605).  ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not expect the adoption of ASU 2009-13 will have a material impact on its consolidated financial position, results of operations and cash flows.

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

In April 2010, the FASB issued ASU No. 2010-13, - Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades - a consensus of the FASB Emerging Issues Task Force (ASU 2010-13) (codified within ASC Topic 718).  ASU 2010-13 clarifies that a share-based payment award having an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trade is not deemed to contain a condition that is not a market, performance, or service condition, and, thus, such an award should not be classified as a liability, if it otherwise qualifies for equity classification.  ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010.  The Company does not expect the adoption of ASU 2010-13 will have a material impact on its consolidated financial position, results of operations and cash flows.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

3.      RECENT ACCOUNTING PRONOUNCEMENTS (continued)

In April 2010, the FASB issued ASU No. 2010-17, - Milestone Method of Revenue Recognition (a consensus of the FASB Emerging Issues Task Force) (ASU 2010-17) (codified within ASC Topic 605).  ASU 2010-17 provides guidance on use of the milestone method of recognizing revenue for research and development arrangements under which consideration to be received by the vendor is contingent upon the achievement of certain milestones.  The guidance addresses the criteria for recognizing revenue tied to research and development efforts that often deal with completion of a phase of a drug study or achievement of a specific result in a research project.  Authoritative guidance on the use of the milestone method did not previously exist.  ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010.  The Company does not expect the adoption of ASU 2010-17 will have a material impact on its consolidated financial position, results of operations and cash flows.

In December 2010, the FASB issued ASU No. 2010-29, - Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force) (ASU 2010-29) (codified within ASC Topic 805).  ASU 2010-29 requires that a public entity that presents comparative financial statements must disclose the revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the prior annual reporting period.  Furthermore, ASU 2010-29 requires public entities to provide a description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to business combination(s) that are included in the reported pro forma revenue and earnings.  ASU 2010-29 is effective for fiscal years beginning on or after December 15, 2010.  The Company does not expect the adoption of ASU 2010-29 will have a material impact on its consolidated financial position, results of operations and cash flows.

In May 2011, the FASB issued ASU No. 2011-04, - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) (ASU 2011-04) (codified within ASC Topic 820).  ASU 2011-04 gives value the same meaning between U.S. GAAP and IFRS and improves consistency of disclosures relating to fair value.  ASU 2011-04 is effective for fiscal years beginning after December 15, 2011.  The Company does not expect the adoption of ASU 2011-04 will have a material impact on its consolidated financial position, results of operations and cash flows.

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
December 31, 2010, 2009 and 2008

4.     DISCONTINUED OPERATIONS

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

Summarized financial information as a result of discontinued operations are as follows:

	December 31, 2010	December 31, 2009
Cash	$-	$198
Prepaid expenses and deposits	139	131
Total assets of discontinued operations	$139	$329
Bank loan (note 7)	$-	$3,172
Accounts payable and accrued liabilities	299,099	290,869
Loans payable to related parties (see note 9)	41,727	39,489
Total liabilities of discontinued operations	$340,826	$333,530

	December 31, 2010	December 31, 2009	December 31, 2008
Revenues	$-	$-	$7,770
Cost of revenues	-	-	668
Gross profit	-	-	7,102

Operating expenses	143	469	661
Income (loss) from discontinued operations	$ (143)	$ (469)	$6,441

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

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

Since the beginning of 2007, through our partnership with Ko Ho, the Company acquired interests in the following three Chinese companies:

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

In April 2007, the Company acquired a 35% equity interest in Foshan Foshantong Information Technology Co., Ltd. (“Foshantong”) through its partnership with Ko Ho.  Foshantong provides electronic payment smart card programs for public transportation and small payment transactions.  The Company issued 750,000 shares of common stock (valued at $457,000 based on the closing share price on the date of issuance) in connection with this investment.  On January 2010, the Company terminated its investment in Foshantong under a mutual agreement between both parties.  As a result of the termination, the Company received $200,000 as a recovery of the marketing expenses that the Company had spent in connection with this investment.

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

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

5.     INVESTMENTS (continued)

The Company’s investments in Ko Ho, Arden, Hongxin, Foshantong, and Serenity were accounted for using the cost method because it does not have the ability to exercise significant influence over the operating and financial policies of these companies.  The Company monitors these investments for impairment and makes appropriate reductions in carrying value when impairment is deemed to be other than temporary.  The Company does not expect capital appreciation or income from these investments and has written off these investments in prior years under advertising, marketing and consulting expenses.  The purpose of these investments is to facilitate entry into target markets in the People’s Republic of China by funding the marketing activities of these entities.  Management believes that the Company has no further obligations or contingencies in respect of these entities and that these investments do not meet the criteria for consolidation under FIN No. 46(R) (codified within ASC Topic 810), “Consolidation of Variable Interest Entities”.

6.      PROPERTY AND EQUIPMENT

The following is a summary of property and equipment and accumulated depreciation:

	2010	2009

Office equipment	$29,502	$27,919
Computer hardware	5,126	4,851

Total cost	34,628	32,770
Less: Accumulated depreciation	31,776	29,165

Net book value	$2,852	$3,605

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $ 924, $ 992 and $1,104 respectively.

7.     BANK LOAN – DISCONTINUED OPERATIONS

The Company’s subsidiary, Celebrity Tan Inc., was advanced a US $50,271 (CDN $50,000) bank loan in 2005.  The loan is unsecured and repayable in monthly principal payments of US $838 (CDN $833) plus interest at the TD Canada Trust rate of prime plus 1%.  The loan is due on demand.  Due to its demand feature, the liability is presented on the accompanying consolidated financial statement as current liabilities in 2009, under liabilities of discontinued operations.

This loan was fully repaid in April 2010.

8.     NOTES PAYABLE

 The notes are due to an arm’s length third party, bearing interest at 12% per annum, unsecured and repayable upon demand.  Due to the demand features, these notes are presented in the accompanying consolidated financial statements as current liabilities.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

9.      LOANS PAYABLE – RELATED PARTIES

As at December 31, 2010, the Company was indebted to certain of its officers, directors and stockholders in the amount of $286,516 (December 31, 2009 - $234,488) for cash advances, consulting services and expenses paid on behalf of the Company.  $244,781 (December 31, 2009 - $194,999) owed by the Company is recorded under loans payable and $41,727 (December 31, 2009 - $39,489) owed is recorded under discontinued operations (see Note 4).  These loans are unsecured, non-interest bearing and repayable upon demand.  Due to the demand features, these loans are presented in the accompanying consolidated financial statements as current liabilities.

10.      DEFERRED INCOME TAXES

As of December 31, 2010, 2009 and 2008, the Company had net deferred tax assets, calculated at expected rates of 25%, 25% and 29% respectively, of approximately $1,630,000, $1,631,000 and $1,580,000, respectively, principally arising from net operating loss carry forwards for income tax purposes.  As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been recorded at December 31, 2010, 2009 and 2008.

A reconciliation of combined federal and provincial corporate income taxes at the Company’s effective tax rate of 31%, 33% and 33.5%, respectively, for December 31, 2010, 2009 and 2008 is as follows:

	2010		2009		2008
Net loss before income taxes	$	(258,529)	$	(406,077)	$	(593,186)

Income taxes at statutory rates	$	(80,000)	$	(134,000)	$	(199,000)
Tax effect of expenses not deductible for income tax purposes:
Stock based compensation		-		-		45,000
Shares issued for services		(12,000)		(15,000)		12,000
Effect of tax rate changes and other adjustments		(108,000)		(66,000)		(891,000)
Expiry of loss carry forwards		201,000		164,000		914,000
		(1,000)		(51,000)		(119,000)
Change in valuation allowance		1,000		51,000		119,000
		$-		$-		$-

The significant components of the deferred tax asset at December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Net operating loss carry forwards	$6,519,000	$6,375,000	$5,361,000

Deferred tax asset	$1,630,000	$1,631,000	$1,580,000
Deferred tax asset valuation allowance	(1,630,000)	(1,631,000)	(1,580,000)
	$-	$-	$-

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

10.      DEFERRED INCOME TAXES (continued)

At December 31, 2010, the Company had unused non-capital losses of approximately $6,519,000 to offset future taxable income.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during future periods.  These losses expire to the extent unutilized against future taxable income as follows:

2014	$207,000
2015	473,000
2026	790,000
2027	3,464,000
2028	636,000
2029	640,000
2030	309,000

$6,519,000

11.     COMMON STOCK

The Company is authorized to issue an unlimited number of voting, common stock without par value.  Shares may be transferred with the consent of a majority of the directors or the shareholders through resolution or by a signed instrument.

The Company has not issued any warrants in 2010, 2009 and 2008.

During the year ended December 31, 2010, the Company sold for cash 3,000,000 shares of common stock.  This stock was sold for approximately $0.01 per share for a total of $29,265.

The Company also issued 1,500,000 shares of common stock during the 2010 fiscal year for services provided by non-employees.  These shares were valued at a total of $39,309 based on the closing share price on the date of issuance.

Furthermore, the Company cancelled 1,700,000 shares of common stock during the 2010 fiscal year.

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

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

11.     COMMON STOCK (continued)

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

The following table reflects the continuity of options outstanding:

	Options		Average Exercise Price
	2010	2009	2010	2009
Outstanding, beginning of year	1,700,000	1,950,000	$0.23	$0.29
Granted	-	-	-	-
Exercised	-	-	-	-
Cancelled/expired	-	(250,000)	-	0.71
Outstanding, end of year	1,700,000	1,700,000	$0.23	$0.23

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

12.      STOCK OPTIONS (continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and exercisable as at December 31, 2010 are as follows:

Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price

$0.12	1,200,000	(i)	$0.12	2.22	1,200,000	$0.12
$0.15	250,000	(ii)	$0.15	6.02	250,000	$0.15
$0.71	-	(ii)	-	-	-	-
$0.90	250,000	(ii)	$0.90	6.02	250,000	$0.90

	1,700,000		$0.23	3.34	1,700,000	$0.23

(i)
During the year ended December 31, 2008, the Company issued 400,000 options each to three directors (Total 1,200,000 options). The options have exercise price of US $0.12 (CA $0.12), and vested immediately. These options expire on March 20, 2013. The fair value of the options granted was $132,827 and was calculated using the Black-Scholes option pricing model using the following assumptions:

Expected volatility:	212%
Risk free interest rate:	2.36%
Expected life:	5 years
Dividend yield:	0%

(ii)
During the year ended December 31, 2007, the Company issued 250,000 options each to three individuals. The options have exercise price of US $0.15 (CDN $0.15), US $0.71 and US $0.90, respectively, and vested immediately.  These options expire at January 2017, April 2009 and January 2017, respectively.  The fair value of the options granted was $409,671 and was calculated using the Black-Scholes option pricing model using the following assumptions:

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

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

13.   RELATED PARTY TRANSACTIONS

The Company rents commercial space in Toronto, Canada, beginning in 2003, with a month-to-month agreement for rent for $3,500 CDN.  Rent expense for the year ended December 31, 2010 under this lease amounted to $43,174 (December 31, 2009 and 2008 – $39,936 and $40,022, respectively).  Rent was paid to a corporation that is controlled by a director of the Company.  As at December 31, 2010, the Company owed the corporation $56,706 (December 31, 2009 - $42,769), which is included in accounts payable and accrued liabilities.

The Company paid $124,957 (December 31, 2009 and 2008 – $125,000 and $125,000, respectively) of consulting fees to a director.  As at December 31, 2010, the Company owed the director $677,924 (December 31, 2009 - $592,051), which is included in accounts payable and accrued liabilities.

The Company issued nil shares of common stock (December 31, 2009 and 2008 – 5,000,000 shares and 1,250,000 shares, respectively) to extinguish debt due to a director of the Company.  These shares were valued at a total of $Nil (December 31, 2009 and 2008 - $43,785 and $46,903, respectively) based on the closing share price on the date of issuance.

The Company’s related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions.

14.   FINANCIAL INSTRUMENTS

The Company’s financial instruments comprise cash, bank indebtedness and accounts payable and accrued liabilities.  In management’s opinion, the fair value of these instruments approximates carrying value due to their short maturities.  The fair value of the loans and notes payable is not determinable since these instruments are unsecured and non-interest bearing.

Currency Risk

The Company is exposed to certain currency risks that the value of cash, bank indebtedness and accounts payable and accrued liabilities will fluctuate due to changes in foreign exchange rates.  Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its short-term borrowings and other obligations.  The Company’s borrowing and obligations loans bear interest at fixed and variable rates.  Management is of the opinion that the Company is not exposed to significant interest rate risks in respect of these instruments as these resemble rates available in the current market for debt of similar terms and maturities, except for with related party loans, which are non-interest bearing.

15.      SUBSEQUENT EVENT

a)	Between January 27, 2011 and May 12, 2011, the Company issued 11,500,000 shares at an average price of $0.01 per share for cash of $106,434.

b)	On February 14, 2011, one of the creditors of the Company converted 25% of the notes payable into 581,395 shares.