Form 20-F/A
period 2010-12-31
OXFORD INVESTMENTS HOLDINGS INC
filed 2011-11-21
CIK 1145703

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

Exhibit Index

Exhibit No.	Description	Page Number

1.1	Articles of Incorporation	*
1.2	Bylaws	*
2.1	Specimen Stock Certificate	*
4.1	Agreement with Starnet Systems International Inc.,
	dated January 25, 2001	*
4.2	Specimen Affiliate Sub-License Agreement	*
4.3	Asset Purchase Agreement with Suchow Holdings Ltd.
	dated April 26, 2001	*
4.4	Exhibits to Agreement with Starnet Systems International Inc., dated
	January 25, 2001	*
4.5	Mutual Release with CCPC Biotech Inc. dated March 1, 2001	*
4.6	Sub-License Agreement between Starnet Systems N.V. and
	International E-Gaming Developers N.V. dated November 20, 2001	*
4.7	Employment Agreement between Oxford Software Developers
	Inc. and Michael Donaghy dated July 1, 2001	*
4.8	Employment Agreement between Oxford Investments Holdings Inc.
	and Victor DeLaet dated July 1, 2001	*
4.9	Agreement between Oxford Software Developers Inc. and West
	America Securities Corp. dated March 7, 2002	*
4.10	Asset Purchase Agreement with Christopher Webster
	dated April 5, 2006	**
4.11	Oxford Investments Holdings Inc. Non-Qualified Stock Option Plan	***
4.12	Oxford Investments Holdings Inc. Non-Qualified Stock Option Agreement.	***
4.13	Joint Venture Agreement between the Ko Ho Group and Oxford
	Investments Holdings Inc.	***
4.14	Share Purchase Agreement between Ko Ho Group and Arden Trading
	Company Ltd. and All the Shareholders dated February 28, 2007	***
4.15	Share Purchase Agreement between Ko Ho Group and
	Hongxin Insurance Agency of China and All the Shareholders dated March 14, 2007	***
4.16	Agreement for Cooperation between Foshan Wanzhi S&T
Company Ltd. and Ko Ho Management Ltd. dated May 7, 2007
8.1	List of Subsidiaries	*

12.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

Date: November 21, 2011	OXFORD INVESTMENTS HOLDINGS INC.

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