Form 20-F
period 2011-12-31
OXFORD INVESTMENTS HOLDINGS INC
filed 2012-05-03
CIK 1145703

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 20-F

 [  ] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

 [X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended: December 31, 2011

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

The number of outstanding shares of the issuer’s common Stock as of December 31, 2011: 113,844,159

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes  ☐ No  x

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐ No  x

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

Yes  ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If other has been checked by the previous statement, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐ No  x

TABLE OF CONTENTS
Page

FORWARD-LOOKING STATEMENTS		5
PART I
Item 1.	Identity of Directors, Senior Management and Advisers	*
Item 2.	Offer Statistics and Expected Timetable	*
Item 3.	Key Information	5
	Selected Financial Data	5
	Capitalization and Indebtedness	*
	Reason for the Offer and Use of Proceeds	*
	Risk Factors	7
Item 4.	Information on the Company	14
	History and Development of the Company	14
	Business Overview	15
	Organizational Structure	19
	Property, Plants and Equipment	20
Item 4A	Unresolved Staff Comments	*
Item 5.	Operating and Financial Review and Prospects	20
	Operating Results	20
	Liquidity and Capital Resources	26
	Research and Development	27
	Trend Information	27
	Off-balance sheet arrangements	*
	Tabular disclosure of contractual obligations	*
	Safe harbor	28
Item 6.	Directors, Senior Management and Employees	29
	Directors and Senior Management	29
	Compensation of Directors and Officers	30
	Board Policies	30
	Employees	30
	Share Ownership	30
Item 7.	Major Shareholders and Related Party Transactions	32
	Major Shareholders	32
	Related Party Transactions	32
Item 8.	Financial Information	32
	Consolidated Statements and Other Financial Information	32
	Significant Changes	32
Item 9.	The Offer and Listing	33
Item 10.	Additional Information	35
	Share Capital	*
	Memorandum and articles of incorporation	35
	Material Contracts	35
	Exchange Controls	35
	Taxation	36
	Dividends and paying agents	*
	Statements by experts	*
	Documents on display	41
	Subsidiary Information	*
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	*
Item 12.	Description of Securities Other Than Equity Securities	*

	PART II
Item 13.	Defaults, Dividends Arrearages and Delinquencies	*
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	*
Item 15.	Controls and Procedures	42
Item 16A.	Audit Committee Financial Expert	43
Item 16B.	Code of Ethics	44
Item 16C.	Principal Accountant Fees and Services	44
Item 16D.	Exemptions from the Listing Standards for Audit Committees	*
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	*
Item 16F	Change in Registrant’s Certifying Accountant
Item 16F	Corporate Governance
Item 16F	Mine Safety Disclosures
Item 17.	Financial Statements	45
Item 18.	Financial Statements	45
Item 19.	Exhibits	46
SIGNATURES		47
CERTIFICATIONS		48
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

PART I

Item 1.                                Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                                Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                                Key Information

A.           Selected Financial Data

The following selected financial data for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 is derived from our audited consolidated financial statements.  The selected financial data, as well as the consolidated financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States.  The Registrant presents its consolidated financial statements in United States dollars.  All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected consolidated financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011
Statement of Operations Data:
Total revenues from	$4,886	$0.00	$3,957	$0.00	$163,286
Continuing Operations
Total Revenues from	1,246	7,770	0.00	0.00	0.00
Discontinued Operations
Net Loss	(3,096,225)	(593,186)	(406,077)	(258,529)	$(258,484)
Basic and diluted
net loss per share -	(0.09)	(0.01)	(0.01)	(0.01)	(0.01)
Weighted average number of
Shares used in computing basic and
Diluted net loss per share-	33,640,665	43,216,873	61,456,942	85,684,932	101,629,378
Balance Sheet Data:
Cash and cash equivalents	$0.00	$0.00	$22,286	$0.00	$12,160
Total current assets	0.00	4,399	27,667	6,486	19,113
Total assets	14,215	8,132	31,601	9,477	21,346
Total current liabilities	1,365,394	1,202,780	1,435,107	1,689,407	1,740,339
Total liabilities	1,365,394	1,202,780	1,435,107	1,689,407	1,740,339
Total accumulated deficit	(7,967,509)	(8,560,695)	(8,966,772)	(9,225,301)	(9,483,785)
Total stockholders’	(1,351,179)	(1,194,648)	(1,403,506)	(1,679,930)	(1,718,993)
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

      Year ended December 31,

	2011	2010	2009	2008	2007

End of Period	0.98	.96	.83	1.01	1.01

Average for Period	1.00	.88	.94	.97	0.97

High for Period	1.06	.98	1.02	1.09	1.01

Low for Period	.94	.77	.77	.84	0.93

The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2011 and 2012.  The exchange rates used are the closing rates as provided by the Bank of Canada.

Month	High	Low
December 2011	0.98	0.96
January 2012	1.00	0.97
February 2012	1.01	1.00
March 2012	1.02	1.00

The exchange rate on December 31, 2011 for the conversion of United States dollars into Canadian dollars was $0.98 (CDN$1.00 = US$0.9833).  As of April 27, 2012, the close rate of exchange for the conversion of United States dollars into Canadian dollars was $1.02 (CDN$1.00=US$1.0197).  The exchange rates used are the nominal noon exchange rates as published by the Bank of Canada.

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

We Have A History Of Operating Losses And A Significant Accumulated Deficit, And We May Not Maintain Revenue Or Achieve Profitability In The Future.

We have not been profitable since our inception in October 2000.  We have an accumulated deficit of ($9,483,785).  We expect to continue to incur additional losses for the next fiscal year as a result of a high level of operating expenses, significant up-front expenditures, pursuing new initiatives for the Company and our marketing activities.   We have had to rely on raising money through private placement of our stock to fund our ventures and operations.  We may never realize significant revenues from our core business or be profitable.  Factors that will influence the timing and amount of our growth and profitability include:

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

RISK FACTORS RELATED TO OWNING OUR STOCK

Control By Existing Shareholders; Anti-Takeover Effects

As of December 31, 2011, Michael Donaghy, our President and Chief Executive Officer and director, personally and indirectly through his spouse, beneficially owned approximately 25,000,000 shares  or 22% of our outstanding common shares.  As a result, Mr. Donaghy can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs.  The voting power of Mr. Donaghy under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

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

On or about December 18, 2006, we entered into a joint venture arrangement with the Ko Ho Management Co. Ltd. of Hong Kong (“Ko Ho Group”).   We acquired a fifty percent (50%) equity interest in the Ko Ho Group, a company wholly-owned by Mr. Benny Lee. The Ko Ho Group is an investment and management company, specializing in company mergers and acquisitions, management and marketing services in Asia Pacific with a focus in Hong Kong and China.  To date through our partnership with the Ko Ho Group, we have acquired an equity interest in three Chinese companies, Arden Trading Company Ltd. (“Arden”), Hongxin Insurance Agency (“Hongxin”) and Foshan Foshantong Information Technology Co., Ltd (“Foshantong”).

On April 2, 2010, the Company terminated its investment in Foshantong. The termination was mutually agreed upon by both parties.  As a result of the termination, the Company received $200,000 as a recovery of the marketing expenses that the Company had spent in connection with this investment.

During 2011, the relationship between the Company and its Chinese investees (Arden and Hongxin) were terminated under a mutual agreement without any recovery.

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

Arden Trading Company Ltd.

On or about February 28, 2007, we acquired a fifty percent (25%) equity interest in Arden Trading Company Ltd. of China through our partnership with the Ko Ho Group.

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

During 2011, the Company terminated its ownership interest in Arden Trading Company Ltd at no recovery to the Company of its investment.

Hongxin Insurance Agency

On or about March 14, 2007, we acquired a fifty percent (25%) equity interest in Hongxin Insurance Agency of China through our partnership with the Ko Ho Group.

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

During 2011, the Company terminated its ownership interest in Hongxin Insurance Agency of China at no recovery to the Company of its investment.

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

International E Gaming Developers, Inc.

International E Gaming Developers, Inc. (“Egaming”), is our wholly-owned subsidiary through which we operated our gaming business.  In April 2001, we acquired the assets of Suchow Holdings Ltd., a Bahamian-based company that provided back-end administrative software solutions for e-commerce driven websites.  In 2003, we did not renew our online gaming license since the Company decided to no longer operate an online casino.   Due to changes in United States law with respect to Internet gaming, we are no longer involved in Internet gaming activities and we have discontinued operations of the e-gaming business.

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

Sources of Revenue

For 2011, we had $0.00 in product revenue as our business model has shifted to direct-banking, credit card processing  and payment-card solutions and away from the UV free Tanning Booths and related supplies, bottled water and bottled water private labeling, software sub-license fees and web site customization fees.  In 2011, we generated $163,286 in revenue from our credit card processing business.

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

Current Sources of Revenue

Service Fees

Our service fees were derived from credit card processing charges.  In January 2010, we announced Oxford TPS, which offers customized, managed-services transaction processing solutions to enable corporations to efficiently and cost-effectively reduce their reliance on check-based payments and funds remittance infrastructures. In 2010, we did not generate any revenue because we were focused on building a strong infrastructure for our credit card processing business.  We began receiving credit card processing fees in early 2011 and we generated $163,286 in gross revenue for 2011.

Operating Results

The following is management’s discussion and analysis of our financial condition and results of its operations for the fiscal years ended December 31, 2007, 2008, 2009, 2010 and 2011.  Because we are an emerging company and we have recently diversified our business operations, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Fiscal Year Ended December  31, 2011

Revenues

For the fiscal year ended December 31, 2011, we reported a net loss of ($258,484) or ($0.01) per share.  Revenue from operations amounted to $163,286 as we shifted our focus away from our product-based business toward the stored value and reloadable pre-paid card and credit card processing markets. Our revenue increased from $0.00 for the comparable period from the prior year, 2010.  The increase in revenue was a result of integrating the Oxford e-Wallet with a number of financial institutions and generating credit card processing fees from such customers.

Cost of Revenues

Cost of revenues amounted to $0.00 from $0.00—no change from the comparable period from the prior year. The Company continues to reposition itself, shifting from its previous markets to the stored value card and credit card processing markets; as a result, cost of revenue was $0.00 for 2010.

Selling, General and Administrative Expense

Selling, general and administrative expense (“SG&A”) amounted to $377,786 from $221,276, an increase of $156,510 or 70.73%, and consisted principally of consulting fees ($124,994), advertising and marketing ($89,226) commissions and subcontracts (24,264), professional fees (comprised of accounting, audit and legal), ($52,801),  rent ($43,748) general and office expenses ($13,629), and other administrative and communication expenses ($7,931).

The increase in SG&A expenses was due primarily to increased costs in advertising and marketing for our credit card processing business and a recovery of  $80,758 in advertising and marketing in 2010 (see Note 5 in the Consolidated Financial Statements for 2010).

Financial Condition, Liquidity and Capital Resources

At December 31, 2011, the Company had total assets of $21,346 consisting of cash of $12,160, prepaid expenses and deposits ($6,953), property and equipment ($2,098) and assets of discontinued operations ($135).

Operations used $117,188 for the fiscal year ended December 31, 2011.  Funds used in operations primarily relate to costs in advertising, consulting and professional fees due to the shift in our business plan away from e-gaming, the UV-free tanning and the spring water branding business, to the stored value card and credit card processing business and our expansion into new markets. In addition, there were increased general and office costs costs.

Investing activities used $0.00 for the fiscal year ended December 31, 2011.

Financing activities provided $129,800 for the fiscal year ended December 31, 2011.  Funds provided by financing activities were from the sale of 19,100,000 shares of the Company’s common stock for a total of $130,419, and advances of related party loan.  The Company used $8,493 to repay borrowings under bank indebtedness and $0.00 to repay loans made to the Company from related parties.  The Company received $7,874 in loans from related parties.

We had no long-term debt at December 31, 2011.

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

Selling, General and Administrative Expense

Selling, general and administrative expense (“SG&A”) amounted to $221,276 from $370,739, a decrease of $149,463 or 40%, and consisted principally of consulting fees ($124,957), commissions and subcontracts (44,648), professional fees (comprised of accounting, audit and legal) ($46,419),  rent ($43,174) general and office expenses ($21,198), and other administrative and communication expenses ($9,991). Costs were mitigated by an $80,758 recovery in advertising and marketing (see Note 5 in the Consolidated Financial Statements for 2010).

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

From January 1, 2011 to December 31, 2011, we sold approximately 19,100,000 shares of our common shares through private placements with accredited investors.  The offering is being conducted pursuant to the exemption provided by Regulation S, under the Securities Act of 1933.  We have raised approximately $130,419, net of expenses, for working capital to fund our continuing operations.

As of December 31, 2011 we had approximately $12,160 of cash and cash equivalents.

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

For the year ended December 31, 2012, the Company believes that it will need approximately CAD$1,000,000 of cash to cover administrative costs and approximately CAD$60,000 for payment of lease properties.  The Company anticipates that it will pay for its 2012 administrative and operational costs from existing working capital, from current revenue streams and from private placements through investors.  The Company believes it can raise sufficient working capital to complete its anticipated expenditures during the remaining portion of 2012; however, no assurances can be given that the Company will be able to raise cash from additional financing efforts.  If the Company is unable to obtain sufficient funds from future financing, or from current revenues, the Company may not be able to become profitable.

C. Research and development, patents and licenses, etc.

We are not involved in any research and development and have no registered patents or licenses.  In the fiscal years 2011, 2010, 2009, 2008 and 2007, the Company did not have any research, development or patent expenses.

D.  Trend Information

In 2012, we intend to continue our tight cost control in order to achieve the highest profitability possible.  See Item 5A. "Operating and Financial Review and Prospects - Results of Operation" for additional trend information.

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

According to published reports, the popularity of the Internet and the continuing increase in the on-line population has established it as one of the fastest growing communications mediums in history, reaching an estimated 50 million users worldwide within only 5 years since its establishment for business and personal use. Comparably, radio did not reach the same level of exposure for 38 years, television for 13 years and cable for 10 years.  Today the Internet has over two billion users worldwide.

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

Credit Card Processing

Credit cards have always been a bane for those who spend within a certain limit. It allows a certain limit of flexibility and enables one to purchase any item and pay it later with a certain amount of interest on the principal sum. With the new technologies coming up every single day, even credit card processing has evolved and in the year 2012, we are witnessing newer trends of credit card processing. According to published reports, 2012 has thus been labeled as the year of mobile processing.  iPhone and Android operating system (OS) phones are being launched in the market with a credit card reader at an affordable price thereby enabling users to swipe their cards instantaneously.

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

Item 6.      Directors, Senior Management and Employees

A.  Directors and senior management.  Set forth below are particulars respecting our directors and executive officers as of April 15, and each person’s business experience:

Name	Business Address	Position
Michael Donaghy	1315 Lawrence Ave. East	Chief Executive Officer,
	Suite 520	President and Director
Toronto, Ontario
Canada M3A 3R3

Paul Bilewicz	c/o 1315 Lawrence Ave. East	Director
Suite 520
Toronto, Ontario
Canada M3A 3R3

Michael Donaghy, President.  Mr. Donaghy, age 52, has been our President, Chief Executive Officer and a member of our Board of Directors since inception.  From February 2000 to October 2000 he served as Interim President of Zaurak Capital Corp., an e-gaming holding company.   In 1999 he formed and was named President and Chief Executive Officer of CyberGaming Inc., a company engaged in the business of Internet e-gaming sub-licensing, website creation and hosting.  Mr. Donaghy resigned as President and CEO of CyberGaming Inc. in September 2000, just prior to joining us.  Mr. Donaghy is also President of Citywebsites.com, a website design company, since March 1995.

Paul Bilewicz, Director.  Mr. Bilewicz, age 62, has been a member of our Board of Directors since April, 2007.  From 2003 to present, he owns and operates a Resort/ Retreat, Pretty River Valley Inn located in the Blue Mountain area in central Ontario.  Prior to that, from approximately 1996 to 2000 he was employed with Glaxo Canada or its parent company GlaxoWellcome Plc.  He was Chief Information Officer at Glaxo Canada;  he also assumed additional executive responsibility for Finance, Human Resources and Business Process Re-engineering.  He was a member of the Glaxo Canada, Board of Directors.  In 2000, he joined the Royal Bank of Scotland in Edinburgh as Director of Systems Application Development and Operations for Retail Banking.    In 1996, he was appointed to the position of Worldwide Director of Information Technology for the parent company, GlaxoWellcome Plc and relocated to London, England.  In that role he was responsible for systems and networks globally for their manufacturing, research and development and commercial operations, as well as being a member of the Executive Committee of the US subsidiary.  Mr. Bilewicz received a Bachelor of Mathematics from the University of Waterloo in 1973 and also completed Executive Programs at the Darden Graduate School of Business (University of Virginia), Insead, in Fontainbleu, France and the Fuqua School of Business at Duke University in North Carolina.

The Honorable Doug Lewis, age 73, was a member of our Board of Directors from March, 2007 through April 2010.   Mr. Lewis resigned as a director of the Company on April 28, 2010.

B.  Compensation.   Mr. Donaghy received a salary of $125,000 for the fiscal years ended December 31, 2009, $124,957 December 31, 2010, and $124,994 for fiscal year ended December 31, 2011 as the Company’s President and Chief Executive Officer. Option compensation disclosed below for 2008.

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

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long Term Compensation
				Awards		Payouts

				Restricted	Securities		All
Name and	Fiscal	Cash	Other Annual	Stock	Underlying	LTIP	Other
Principal position	Year	Compensation	Compensation	Award(s)	Options (#)	Payouts	Comp.
		(US$)	(US$)

Michael Donaghy	2011	$124,994	-	-	-	-	-
Director and
President & Chief	2010	$124,957	-	-	-	-	-
Executive Officer
	2009	$125,000	-	-	-	-	-

	2011	$0.00	-	-	-	-	-
Paul Bilewicz
Director	2010	$0.00	-	-	-	-	-

	2009	$0.00	-	-	-	-	-

Hon. Doug Lewis	2011	$0.00	-	-	-	-	-
Director
	2010	$0.00	-	-	-	-	-

	2009	$0.00	-	-	-	-	-

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

D.  Employees.  As of December 31, 2011, we had a total of four (4) employees (two (2) full-time and two (2) part-time) in Toronto, Ontario.  None of our employees are covered by any collective bargaining agreement.  We believe that relations with our employees are good.

E.  Share Ownership.  The following table sets forth information relating to the beneficial ownership of our common stock as of the date of this annual report by those persons who beneficially own more than 5% of our common stock and by all of our directors and executive officers as a group, as of April 15, 2012.  As of December 31, 2011 there were 113,444,159 shares of common stock outstanding.

Name and Address of Beneficial Owner (1)	Position with the Company	Number of Shares Owned	Percent

Michael Donaghy (2)	Director, President & Chief Executive Officer	25,000,000	22.00%

Paul Bilewicz	Director	280,000	*

CEDE & Co. P.O. Box 222 Bowling Green Station New York, NY 10274	N/A	63,647,035	44.87%

All Officers and Directors as a Group (1 Person)		25,280,000	22.00%

(*)	Owns less than one percent (1%) of the Company’s common stock.
(1)    All officer and director addresses are c/o the Company at 1315 Lawrence Avenue East, Suite 520, Toronto, Canada M3A 3R3.
(2)    Mr. Donaghy beneficially owns 5,000,000 of these shares personally and the remaining indirectly through his spouse.

Stock Option Plan

At the Company’s 2006 Annual Meeting, the shareholders adopted a Non-Qualified Stock Option Plan for the Company (the “Stock Option Plan”).  A total of up to ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Stock Option Plan.  Options may be issued to directors, key personnel and consultants to the Company, its subsidiaries and affiliates.  The holders of options under all of the Stock Option Plan are responsible for all personal tax consequences relating to the options. The exercise prices of the options are based on the fair value of the Company’s common shares at the time of grant as determined by our board of directors. The current practice of our board of directors is to grant options with exercise prices that equal 100% of the closing price of our common shares on the applicable date of grant.  There are currently 3,550,000 options issued under the Stock Option Plan.  As of December 31, 2011 a total of 1,700,000 stock options are outstanding under the Stock Option Plan.

The following table sets out stock option awards received by the Named Executive Officers during the year ended December 31, 2011.

Option grants of Oxford Investments Holdings Inc. during 2011

Name	Securities Under Options	% of Total Option Grants in Year	Exercise Price		Market Value of Underlying Options on Date of Grant	Expiration Date
Michael Donaghy	0	0	$	NIL	NIL	N/A

        The following table shows, for each Named Executive Officer, the number of common shares acquired through the exercise of options of the Company during the year ended December 31, 2010, the aggregate value realized upon exercise and the number of unexercised options under the Stock Option Plan as at December 31, 2011. The value realized upon exercise is the difference between the market value of common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at December 31, 2011 is the difference between the exercise price of the options and the market value of the Company's common shares on December 31, 2011, which was $0.01 per share of the Company's common stock.

Aggregate option exercises during 2011 and year end option values

			Unexercised options at December 31, 2010		Value of unexercised in-the- money options at December 31, 2010 (C$)
	Securities acquired at exercise	Aggregate value realized ($)
Name			Exerciseable	Unexerciseable	Exerciseable	Unexerciseable
Michael Donaghy	0	NIL	400,000	0	$0.00	NIL

Item 7.     Major Shareholders and Related Party Transactions

A.  Major shareholders.  The Company is not aware of any beneficial owners of 5% or more of the Company’s common stock other than those disclosed in Item 6.E. above.

B.  Related party transactions.

The Company rented commercial space in Toronto, Canada beginning in 2003, with a month-to-month agreement for rent for $3,500 CDN. Rent expense for the year ended December 31, 2011 under this lease amounted to $43,748 (December 31, 2010 and 2009— $43,174 and $39,936, respectively). Rent was paid to a corporation that is controlled by a director of the Company. As at December 31, 2011, the Company owed the corporation $80,827 (December 31, 2010—$56,706), which is included in accounts payable and accrued liabilities.

The Company paid $124,994 (December 31, 2010 - $124,957 and December 31, 2009 - $125,000) consulting fees to a director. As at December 31, 2011, the Company owed the director $724,445 (December 31, 2010—$677,924), which is included in accounts payable and accrued liabilities.

The Company issued nil shares of common stock (December 31, 2010 and 2009—0.00 shares and 5,000,000 shares, respectively) to extinguish debt due to a director of the Company. These shares were valued at a total of $Nil (December 31, 2010 and 2009—$0.00 and $43,785, respectively) based on the closing share price on the date of the issuance.

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

During the fiscal year ended December 31, 2011, the Company sold for cash 19,100,000 shares of common stock. This stock was sold for approximately $0.01 per share for a total of $130,419 cash.

The Company also issued 1,200,000 shares of common stock during the 2011 fiscal year for services provided by non-employees.  These shares were valued at a total of $24,264.  In addition, one of the Company’s creditors converted approximately 60% of notes payable, into 4,729,775 shares of common stock, valued at $25,500.

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

Item 9.    The Offer and Listing

Price History of Shares

The Company's common shares are listed in the United States on the OTC Pink Sheets, and began trading in May 2004 under the symbol OXIHF.  Even though our stock is listed on the OTCQB, it is very thinly traded and trading can be sporadic and as of December 31, 2011, no active established market within or outside the United States existed for our common stock.

The high and low sale prices for the common shares of the Company on the OTC Bulletin Board and OTC Pink Sheets for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

OTC Bulletin Board
(United States Dollars)

	High	Low
2012
April	$0.01	$0.01
March	$0.01	$0.01
February	$0.01	$0.01
January	$0.01	$0.01
2011	$0.04	$0.01
December	$0.01	$0.01
Fourth Quarter	$0.01	$0.01
Third Quarter	$0.01	$0.01
Second Quarter	$0.02	$0.01
First Quarter	$0.04	$0.01
2010	$0.09	$0.01
December	$0.03	$0.02
Fourth Quarter	$0.04	$0.01
Third Quarter	$0.04	$0.02
Second Quarter	$0.09	$0.03
First Quarter	$0.06	$0.03
2009	$0.20	$0.01
December	$0.10	$0.02
Fourth Quarter	$0.20	$0.02
Third Quarter	$0.10	$0.03
Second Quarter	$0.04	$0.02
First Quarter	$0.05	$0.01

2008	$0.25	$0.01
December	$0.02	$0.01
Fourth Quarter	$0.10	$0.01
Third Quarter	$0.10	$0.03
Second Quarter	$0.16	$0.05
First Quarter	$0.25	$0.07

The closing price of the Company's common shares on the OTCQB on April 27, 2012 was $0.01.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2011, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2011.  The Company’s assessment of the effectiveness of the ICFR at December 31, 2011 identified certain material weaknesses as of that date:

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

The attestations report of our public accounting firm, MSCM LLP, has been made for fiscal year 2011 and is presented on page F-1.

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

Item 16A.     Audit Committee Financial Expert

The Company, in 2008, established an Audit Committee. For fiscal year 2011 the Audit Committee was composed of  Mr. Michael Donaghy and Paul Bilewicz,. Paul Bilewicz currently:

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

Item 16C.     Principal Accountant Fees and Services

The Company paid and accrued the following fees to MSCM LLP, Chartered Accountants, respectively, during the following fiscal years:

	2010	2011

Audit fees	CDN$29,149	CDN$30,385
Other Fees	-0-	-0-
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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

Item 16F.    Change in Registrant’s Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance.

        Not applicable.

Item 16H.    Mine Safety Disclosures.

        Not applicable.

PART III

Item 17.    Financial Statements

Financial Statements.  The consolidated financial statements set forth under Item 18 are included as part of this annual report.

Item 18.  Financial Statements

The following auditors’ reports and consolidated financial statements are included in this Form 20-F:

Oxford Investments Holdings Inc.
Sequential
Consolidated Financial Statements Page Number

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheet as at December 31, 2010
and December 31, 2011	F-2
Consolidated Statements of Operations for the years ended December 31, 2009
December 31, 2010 and December 31, 2011	F-3
Consolidated Statement of Shareholders’ Deficiency for the years ended, December 31, 2008
December 31, 2010 and December 31, 2011	F-4
Consolidated Statements of Cash Flows for the years ended
December 31, 2009, December 31, 2010 and December 31, 2011	F-5
Notes to Consolidated Financial Statements	F-6

Item 19.      Exhibits

Exhibits and Exhibit Index.  The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

Exhibit Index

Exhibit No.	Description	Page Number

1.1	Articles of Incorporation	*
1.2	Bylaws	*
2.1	Specimen Stock Certificate	*
4.1	Agreement with Starnet Systems International Inc., dated January 25, 2001	*
4.2	Specimen Affiliate Sub-License Agreement	*
4.3	Asset Purchase Agreement with Suchow Holdings Ltd. dated April 26, 2001	*
4.4	Exhibits to Agreement with Starnet Systems International Inc., dated January 25, 2001	*
4.5	Mutual Release with CCPC Biotech Inc. dated March 1, 2001	*
4.6	Sub-License Agreement between Starnet Systems N.V. and International E-Gaming Developers N.V. dated November 20, 2001	*
4.7	Employment Agreement between Oxford Software Developers Inc. and Michael Donaghy dated July 1, 2001	*
4.8	Employment Agreement between Oxford Investments Holdings Inc. and Victor DeLaet dated July 1, 2001	*
4.9	Agreement between Oxford Software Developers Inc. and West America Securities Corp. dated March 7, 2002	*
4.10	Asset Purchase Agreement with Christopher Webster dated April 5, 2006	**
4.11	Oxford Investments Holdings Inc. Non-Qualified Stock Option Plan	***
4.12	Oxford Investments Holdings Inc. Non-Qualified Stock Option Agreement	***
4.13	Joint Venture Agreement between the Ko Ho Group and Oxford Investments Holdings Inc.	***
4.14	Share Purchase Agreement between Ko Ho Group and Arden Trading Company Ltd. and All the Shareholders dated February 28, 2007	***
4.15	Share Purchase Agreement between Ko Ho Group and Hongxin Insurance Agency of China and All the Shareholders dated March 14, 2007	***
4.16	Agreement for Cooperation between Foshan Wanzhi S&T Company Ltd. and Ko Ho Management Ltd. dated May 7, 2007	***
8.1	List of Subsidiaries	*
12.1	Certificate of Chief Executive Officer pursuant to Section 302 of theSarbanes- Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of theSarbanes- Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive data files pursuant to Rule 405 of Regulation S-T.

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

OXFORD INVESTMENTS HOLDINGS INC.

Date: May 3, 2012	By: /S/ Michael Donaghy
Michael Donaghy, President/ Chief Executive Officer

OXFORD INVESTMENTS HOLDINGS INC.

Consolidated Financial Statements

December 31, 2011, 2010 and 2009

OXFORD INVESTMENTS HOLDINGS INC.

INDEX

December 31, 2011, 2010 and 2009

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

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
OXFORD INVESTMENTS HOLDINGS INC.

We have audited the consolidated balance sheets of Oxford Investments Holdings Inc. (the “Company”) as at December 31, 2011 and 2010 and the consolidated statements of operations, shareholders’ deficiency and cash flows for each of the three years ended December 31, 2011.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2011 and 2010 and the results of its operations and its cash flows for each of the three years ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.  As more fully discussed in note 1, the Company has incurred operating losses and must continue to fund negative working capital. These conditions raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are discussed in note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MSCM LLP

MSCM LLP
Toronto, Canada
April 30, 2012

Statement I
OXFORD INVESTMENTS HOLDINGS INC.
Consolidated Balance Sheets
As at December 31, 2011 and 2010

	2011	2010
ASSETS
CURRENT
Cash	$12,160	$-
Prepaid expenses and deposits	6,953	6,486

	19,113	6,486
Property and equipment (note 6)	2,098	2,852
Assets of discontinued operations (note 4)	135	139

	$21,346	$9,477

LIABILITIES
CURRENT
Bank indebtedness	$-	$8,446
Accounts payable and accrued liabilities (note 12)	886,399	833,449
Notes payable (note 7)	286,886	261,905
Loans payable – related parties (note 8)	221,985	244,781
Liabilities of discontinued operations (note 4)	345,069	340,826

	1,740,339	1,689,407

SHAREHOLDERS’ DEFICIENCY
COMMON STOCK, unlimited shares authorized; 113,844,159 and 88,814,384 shares issued and 113,444,159 and 88,414,384 shares outstanding at December 31, 2011 and 2010, respectively (note 10)	7,395,770	7,215,587
CONTRIBUTED SURPLUS	1,050,160	1,050,160
PREPAID SHARE SUBSCRIPTION	(156,000)	(156,000
ACCUMULATED DEFICIT	(9,483,785)	(9,225,301
ACCUMULATED OTHER COMPREHENSIVE LOSS	(525,138)	(564,376

	(1,718,993)	(1,679,930

	$21,346	$9,477

Going concern (note 1) Commitment (note 5)

Approved on behalf of the Board of Directors

  __________________________, Director

  __________________________, Director

(The accompanying notes are an integral part of these consolidated financial statements.)

Statement II
OXFORD INVESTMENTS HOLDINGS INC.
Consolidated Statements of Operations
For The Years Ended December 31, 2011, 2010 and 2009

	2011		2010		2009
REVENUES
Services		$163,286		$-		$3,957
SELLING EXPENSES
Advertising and marketing (recovery) (note 5)		89,226		(80,758)		80,856
Commissions and subcontracts		24,264		44,648		52,980
Consulting		11,121		11,647		10,608
Travel		10,072		2,437		2,014
		134,683		(22,026)		146,458

GENERAL AND ADMINISTRATIVE EXPENSES
Consulting (note 12)		124,994		124,957		125,000
Depreciation		711		924		992
General and office		13,629		21,198		6,683
Professional fees		52,801		46,419		49,943
Rent (note 12)		43,748		43,174		39,936
Telephone		7,220		6,630		5,684
		243,103		243,302		228,238
		(214,500)		(221,276)		(370,739)
OTHER EXPENSES
Interest expense		(43,984)		(37,110)		(34,869)
LOSS FROM CONTINUING OPERATIONS		(258,484)		(258,386)		(405,608)
NET LOSS FROM DISCONTINUED OPERATIONS		( -)		(143)		(469)
NET LOSS FOR THE YEAR		(258,484)		(258,529)		(406,077)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)		39,238		(86,469)		(188,691)
COMPREHENSIVE LOSS	$	(219,246)	$	(344,998)	$	(594,768)

BASIC AND DILUTED NET LOSS PER SHARE
From continuing operations	$	(0.01)	$	(0.01)	$	(0.01)
From discontinued operations		( -)		( -)		( -)
BASIC AND DILUTED NET LOSS PER SHARE	$	(0.01)	$	(0.01)	$	(0.01)

WEIGHTED AVERAGE NUMBER OF BASIC AND
DILUTED COMMON SHARES OUTSTANDING		101,629,378		85,684,932		61,456,942

(The accompanying notes are an integral part of these consolidated financial statements.)

Statement III

OXFORD INVESTMENTS HOLDINGS INC.
Consolidated Statements of Shareholders’ Deficiency
For The Years Ended December 31, 2011 and 2010

							Accumulated
	Common Stock				Prepaid		Other
	Number of		Contributed		Share		Comprehensive		Accumulated
	shares	Amount	Surplus		Subscription		Loss		Deficit		Total

Balance, December 31, 2009	86,014,384	$7,147,013	$1,050,160	$	(156,000)	$	(477,907)	$	(8,966,772)	$	(1,403,506)
Stock issued for approximately $0.01 per share	3,000,000	29,265	-		-		-		-		29,265
Stock issued for services	1,500,000	39,309	-		-		-		-		39,309
Stock cancelled	(1,700,000)	-	-		-		-		-		-
Other comprehensive loss	-	-	-		-		(86,469)		-		(86,469)
Net loss for the year	-	-	-		-		-		(258,529)		(258,529)

Balance, December 31, 2010	88,814,384	7,215,587	1,050,160		(156,000)		(564,376)		(9,225,301)		(1,679,930)

Stock issued for approximately $0.01 per share	19,100,000	130,419	-		-		-		-		130,419
Stock issued for services	1,200,000	24,264	-		-		-		-		24,264
Stock issued for extinguishment of debt	4,729,775	25,500	-		-		-		-		25,500
Other comprehensive income	-	-	-		-		39,238		-		39,238
Net loss for the year	-	-	-		-		-		(258,484)		(258,484)

Balance, December 31, 2011	113,844,159	$7,395,770	$1,050,160	$	(156,000)	$	(525,138)	$	(9,483,785)	$	(1,718,993)

(The accompanying notes are an integral part of these consolidated financial statements.)

Statement IV
OXFORD INVESTMENTS HOLDINGS INC.
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2011, 2010 and 2009

	2011		2010		2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$	(258,484)	$	(258,529)	$	(406,077)
Adjustments to reconcile net loss to net cash used
by operating activities
Depreciation		711		924		992
Shares issued for services		24,264		39,309		44,223
Changes in non-cash working capital items:
Prepaid expenses and deposits		(627)		(772)		(260)
Interest accrued for note payable		31,604		27,090		21,823
Accounts payable and accrued liabilities		85,344		97,614		28,950

Net cash used in operating activities		(117,188)		(94,364)		(310,349)

CASH FLOWS FROM FINANCING ACTIVITIES
(Repayments) borrowings under bank indebtedness		(8,493)		8,153		18,840
Repayments of bank loan		( -)		(3,236)		(8,757)
Advances of related party loan		7,874		37,395		41,700
Proceeds from issuance of common stock		130,419		29,265		297,902

Net cash provided by financing activities		129,800		71,577		349,685

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		-		-		(662)

Net cash used in investing activities		-		-		(662)

FOREIGN CURRENCY TRANSLATION (LOSS) GAIN		(452)		501		(16,388)

NET INCREASE (DECREASE) IN CASH		12,160		(22,286)		22,286
CASH, BEGINNING OF THE YEAR		-		22,286		-

CASH, END OF THE YEAR		$12,160		$-		$22,286
Supplemental cash flow information:
Interest paid		$3,083		$1,673		$2,186

Non-cash financing activities:
Common stock issued to extinguish debt		$25,500		$-		$43,785

(The accompanying notes are an integral part of these consolidated financial statements.)

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

1.      ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN

Oxford Investments Holdings Inc. (formerly, International E-Gaming Developers Ltd.) (“the Company”) was incorporated on October 13, 2000 under the laws of the Province of Ontario, Canada.  On May 17, 2001, the Company changed its name to Oxford Software Developers Inc. and then changed its name to Oxford Investments Holdings Inc. on December 18, 2003.

The Company focuses on becoming a provider of stored value cards catering to a wide variety of markets and to acquire ownership interests of companies in China.  These products and services are aimed at capitalizing on stored-value and re-loadable prepaid card financial products.

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the measurement and classification of the recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.  The Company has experienced losses since inception and has a working capital deficiency of $1,721,226 as at December 31, 2011.  During the years ended December 31, 2011, 2010 and 2009, the Company incurred net losses of $258,484, $258,529 and $406,077, respectively, and cash used in operations was $117,188, $94,364 and $310,349, respectively.  The Company financed its operations via the issuance of common stock, bank loans and related party debt.  The Company’s ability to realize its assets and discharge its liabilities in the normal course of business is dependent upon continued support of its creditors and shareholders, securing new sources of capital and financing, and the establishment of operations that provide the Company with positive cash flows.  The Company is currently attempting to obtain additional financing from its existing shareholders and other strategic investors to continue its operations.  However, there can be no assurance that the Company will obtain additional funds from these sources.  Even if additional funds are obtained, they may not be on terms favourable to the Company.

These conditions create substantial doubt about the Company’s ability to continue as a going concern.  A failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis that would materially differ from the current presentation on the going concern basis.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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
December 31, 2011, 2010 and 2009

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year.  Financial statement items subject to significant management judgment include revenue recognition; the completeness of accounts payable and accrued liabilities, and notes payable and related party loans payable; and the valuation of share-based compensation.  While management believes that the estimates and assumptions are reasonable and appropriate in the circumstances, actual results may differ.

Investments

Investments in private entities are accounted for at cost because the Company does not have the ability to exercise significant influence over the operating and financial policies of these companies.  The Company does not expect capital appreciation or income from these investments and has written off these investments in prior years under advertising, marketing and consulting expenses.

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

Revenue Recognition

Commission and transaction fee revenues from the stored value cards are recognized when the transactions incur.  These revenues are reported net of any cancelled transactions.  The dollar value of the commission and transaction fee revenues are calculated based on the agreement between the Company and each of the merchants.  The average commission revenue per transaction is 0.05% of the transaction amount.  The average transaction fee revenue per transaction is $0.18.

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

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with ASC Topic 360, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.  As at December 31, 2011, there was no impairment issue.

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

The Company is required to make certain estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters. In the event that uncertain tax positions are resolved for amounts different than the Company's estimates, or the related statutes of limitations expire without the assessment of additional income taxes, the Company will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur.

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

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company considers the functional currency to be the Canadian dollar (“CDN”) and, accordingly, its financial information is translated into US dollars using exchange rates in effect at year-end for assets and liabilities and average exchange rates during each reporting period for the results of operations and cash flows. Adjustments resulting from the translation of the functional currency to the reporting currency are included as a component of other comprehensive income (loss) within the statements of shareholders’ deficiency.

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

Loss Per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding during the period.  The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.  Diluted earnings per share is computed by dividing the net loss by the weighted average number of basic shares outstanding increased by the number of shares that would be outstanding assuming conversion of any stock options, warrants, and convertible debt.  Diluted net loss per share for the years ended December 31, 2011, 2010 and 2009 is the same as basic net loss per share.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Principles Recently Adopted

In January 2010, the FASB issued ASU No. 2010-06, - Improving Disclosures about Fair Value Measurements (ASU 2010-06) (codified within ASC Topic 820).  ASU 2010-06 improves disclosures originally required under SFAS No. 157.  ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those years.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
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
In December 2010, the FASB issued ASU No. 2010-29, - Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force) (ASU 2010-29) (codified within ASC Topic 805).  ASU 2010-29 requires that a public entity that presents comparative financial statements must disclose the revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the prior annual reporting period.  Furthermore, ASU 2010-29 requires public entities to provide a description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to business combination(s) that are included in the reported pro forma revenue and earnings.  ASU 2010-29 is effective for fiscal years beginning on or after December 15, 2010.  The adoption of this standard did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

3.      RECENT ACCOUNTING PRONOUNCEMENTS

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

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

3.      RECENT ACCOUNTING PRONOUNCEMENTS (continued)

In June 2011, the FASB issued ASU No. 2011-05, - Comprehensive Income: Presentation of Comprehensive Income (ASU 2011-05) (codified within ASC Topic 220).  ASU 2011-05 requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements.  ASU 2011-05 is effective for fiscal years beginning after December 15, 2011.  The Company does not expect the adoption of ASU 2011-05 will have a material impact on its consolidated financial position, results of operations and cash flows and the presentation of comprehensive income.
In September 2011, the FASB issued ASU No. 2011-08, - Testing Goodwill for Impairment (ASU 2011-08) (codified within ASC Topic 350).  ASU 2011-08 simplifies how entities, both public and non-public, test goodwill for impairment.  The amendments permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350.  ASU 2011-08 is effective for fiscal years beginning after December 15, 2011.  The Company does not expect the adoption of ASU 2011-08 will have a material impact on its consolidated financial position, results of operations and cash flows.
In December 2011, the FASB issued ASU No. 2011-11, - Balance Sheet: Disclosures about Offsetting Assets and Liabilities (ASU 2011-11) (codified within ASC Topic 210).  ASU 2011-11 intends to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of ASU 2011-11.  ASU 2011-11 is effective for fiscal years beginning after January 1, 2013.  The Company does not expect the adoption of ASU 2011-11 will have a material impact on its consolidated financial position, results of operations and cash flows.
In December 2011, the FASB issued ASU No. 2011-12, - Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (ASU 2011-12) (codified within ASC Topic 220).  ASU 2011-12 intends to supersede certain pending paragraphs in ASU 2011-05, Comprehensive Income: Presentation of Comprehensive Income, to effectively defer only those changes therein that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income.  ASU 2011-12 is effective for fiscal years beginning after December 15, 2011.  The Company does not expect the adoption of ASU 2011-12 will have a material impact on its consolidated financial position, results of operations and cash flows.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

4.	DISCONTINUED OPERATIONS

International E-Gaming Developers Inc.

On November 3, 2000, the Company incorporated a wholly-owned subsidiary, International E-Gaming Developers, Inc. (“E-Gaming Inc.”) under the laws of Antigua and Barbuda as an international business corporation.  E-Gaming Inc. was incorporated to engage in Internet gaming, including international betting, gaming, sports betting and bookmaking activities along with wagers on sporting events taking place outside the Caribbean Community region from residents of countries outside the Caribbean Community region.  E-Gaming Inc. was primarily engaged in the operation and marketing of Internet gaming sites.  During the 2002 fiscal year, the Company assumed all of the operations of International E-Gaming Developers Inc.  Due to changes in United States law, the Company ceased its internet gaming activities during the fourth quarter of fiscal 2006.  The consolidated financial statements present the assets, liabilities and results of operations of these activities separately as discontinued operations.

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

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

4.	DISCONTINUED OPERATIONS (continued)

Celebrity Tan Inc. (continued)

Summarized financial information as a result of discontinued operations are as follows:

	December 31, 2011	December 31, 2010
Other receivable	$135	$139
Total assets of discontinued operations	$135	$139
Accounts payable and accrued liabilities	$304,259	$299,099
Loans payable to related parties (see note 8)	40,810	41,727
Total liabilities of discontinued operations	$345,069	$340,826

	December 31, 2011	December 31, 2010		December 31, 2009

Operating expenses	$-		$143		$469
Loss from discontinued operations	$-	$	(143)	$	(469)

5.	INVESTMENTS AND COMMITMENTS

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

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

5.	INVESTMENTS AND COMMITMENTS (continued)

Since the beginning of 2007, through the partnership with Ko Ho, the Company acquired interests in the following three Chinese companies:

In February 2007, the Company acquired a 25% interest in Arden Trading Company Ltd. (“Arden”) of China through its partnership with Ko Ho.  Arden specializes in the operation of customer loyalty redemption programs.  Arden’s services include processing bonus point redemptions, gift sourcing, catalogue productions, logistics, and call center customer support.  It provides long-term outsourcing services to businesses in its areas of expertise.  The Company issued 250,000 shares of common stock (valued at $150,000 based on the closing share price on the date of issuance) in connection with this investment.  The relationship between the Company and Arden was terminated in 2011 under a mutual agreement without any recovery.

In March 2007, the Company acquired a 25% interest in Hongxin Insurance Agency of China (“Hongxin”) through its partnership with Ko Ho.  Hongxin is an insurance agency selling insurance policies and financial instruments to major insurance companies in China since 2004.  It operates under a license issued by China Insurance Supervisory Committee to provide corporate and individual insurance products, risk management, and consultation services.  The Company issued 160,000 shares of common stock (valued at $102,000 based on the closing share price on the date of issuance) in connection with this investment.  The relationship between the Company and Hongxin was terminated in 2011 under a mutual agreement without any recovery.

In April 2007, the Company acquired a 17.5% equity interest in Foshan Foshantong Information Technology Co., Ltd. (“Foshantong”) through its partnership with Ko Ho.  Foshantong provides electronic payment smart card programs for public transportation and small payment transactions.  The Company issued 750,000 shares of common stock (valued at $457,000 based on the closing share price on the date of issuance) in connection with this investment.  In January 2010, the Company terminated its investment in Foshantong under a mutual agreement between both parties.  As a result of the termination, the Company received $200,000 as a recovery of the marketing expenses that the Company had spent in connection with this investment.

In July 2007, the Company entered into an investment agreement with Serenity Investments Holdings Corp. (“Serenity”), a British Virgin Islands corporation, to obtain a payment processing engine and an E-Wallet platform that will provide the technology for the backbone to the Company’s “FocusKard” suite of payment solutions.  The Company issued 1,500,000 shares of common stock (valued at $630,000 based on the closing share price on the date of issuance) in connection with this investment.  The relationship between the Company and Serenity was terminated in 2011 under a mutual agreement without any recovery.

The Company’s investments in Ko Ho, Arden, Hongxin, Foshantong, and Serenity were accounted for using the cost method because it does not have the ability to exercise significant influence over the operating and financial policies of these companies.  The Company monitors these investments for impairment and makes appropriate reductions in carrying value when impairment is deemed to be other than temporary.  The Company does not expect capital appreciation or income from these investments and has written off these investments in prior years under advertising, marketing and consulting expenses.  The purpose of these investments is to facilitate entry into target markets in the People’s Republic of China by funding the marketing activities of these entities.  Management believes that the Company has no further obligations or contingencies in respect of these entities and that these investments do not meet the criteria for consolidation under ASC Topic 830, “Consolidation of Variable Interest Entities”.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

6.      PROPERTY AND EQUIPMENT

The following is a summary of property and equipment and accumulated depreciation:

	2011	2010

Office equipment	$28,853	$29,502
Computer hardware	5,013	5,126

Total cost	33,866	34,628
Less: Accumulated depreciation	31,768	31,776

Net book value	$2,098	$2,852

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $ 711, $ 924, and $ 992, respectively.

7.	NOTES PAYABLE

The notes are due to an arm’s length third party, bearing interest at 12% per annum, unsecured and repayable upon demand.  Due to the demand features, these notes are presented in the accompanying consolidated balance sheet as current liabilities.

8.      LOANS PAYABLE – RELATED PARTIES

As at December 31, 2011, the Company was indebted to certain of its officers, directors and stockholders in the amount of $262,795 (December 31, 2010 - $286,508) for cash advances, consulting services and expenses paid on behalf of the Company.  $221,985 (December 31, 2010 - $244,781) owed by the Company is recorded under loans payable and $40,810 (December 31, 2010 - $41,727) owed is recorded under discontinued operations (see Note 4).  These loans are unsecured, non-interest bearing and repayable upon demand.  Due to the demand features, these loans are presented in the accompanying consolidated financial statements as current liabilities.

9.      DEFERRED INCOME TAXES

As of December 31, 2011, 2010 and 2009, the Company had net deferred tax assets, calculated at expected rates of 25%, 25% and 25% respectively, of approximately $1,600,000, $1,630,000 and $1,631,000, respectively, principally arising from net operating loss carry forwards for income tax purposes.  As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been recorded at December 31, 2011, 2010 and 2009.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

9.      DEFERRED INCOME TAXES (continued)

A reconciliation of combined federal and provincial corporate income taxes at the Company’s effective tax rate of 28.25%, 31% and 33%, respectively, for the years ended December 31, 2011, 2010 and 2009 is as follows:

	2011		2010		2009
Net loss before income taxes	$	(258,484)	$	(258,529)	$	(406,077)

Income taxes at statutory rates	$	(73,000)	$	(80,000)	$	(134,000)
Tax effect of expenses not deductible for income tax purposes:
Stock-based compensation		-		(12,000)		(15,000)
Effect of tax rate changes and other adjustments		109,000		(108,000)		(66,000)
Expiry of loss carry forwards		-		201,000		164,000
Change in valuation allowance		(36,000)		(1,000)		51,000
		$-		$-		$-

The significant components of the deferred tax asset at December 31, 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Net operating loss carry forwards	$6,579,000	$6,519,000	$6,375,000

Deferred tax asset	$1,594,000	$1,630,000	$1,631,000
Deferred tax asset valuation allowance	(1,594,000)	(1,630,000)	(1,631,000)
	$-	$-	$-

At December 31, 2011, the Company had unused non-capital losses of $6,579,000 to offset future taxable income.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during future periods.  These losses expire to the extent unutilized against future taxable income as follows:

2014	$ 202,000
2015	463,000
2026	773,000
2027	3,388,000
2028	622,000
2029	625,000
2030	254,000
2031	252,000
$6,579,000

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

10.	COMMON STOCK

The Company is authorized to issue an unlimited number of voting, common stock without par value.  In the case of a potential takeover or change of control, shares may be transferred with the consent of a majority of the directors or the shareholders through resolution or by a signed instrument.

The Company has not issued any warrants in 2011, 2010 and 2009.

      During the year ended December 31, 2011, the Company sold for cash 19,100,000 shares of common stock. This stock was sold for approximately $0.01 per share for a total of $130,419.

      The Company also issued 1,200,000 shares of common stock during the 2011 fiscal year for services provided by non-employees. These shares were valued at a total of $24,264 based on the closing share price on the date of issuance.

Furthermore, one of the creditors of the Company converted approximately 60% of their notes payable into 4,729,775 shares of common stock thereof valued at $25,500. The conversions incurred on February 14, 2011, May 5, 2011, and September 1, 2011 with a closing share price of $0.03, $0.011, and $0.0075, respectively.

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
Furthermore, the Company cancelled 1,700,000 shares of common stock during the 2010 fiscal year.

11.	STOCK OPTIONS

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

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

11.	STOCK OPTIONS (continued)

The following table reflects the continuity of options outstanding:

	Options		Average Exercise Price
	2011	2010	2011	2010
Outstanding, beginning of year	1,700,000	1,700,000	$0.23	$0.23
Granted	-	-	-	-
Exercised	-	-	-	-
Cancelled/expired	-	-	-	-
Outstanding, end of year	1,700,000	1,700,000	$0.23	$0.23

The weighted average remaining contractual life and weighted average exercise price of options outstanding and exercisable as at December 31, 2011 are as follows:

Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price

$0.12	1,200,000	(i)	$0.12	1.22	1,200,000	$0.12
$0.15	250,000	(ii)	$0.15	5.02	250,000	$0.15
$0.71	-	(ii)	-	-	-	-
$0.90	250,000	(ii)	$0.90	5.02	250,000	$0.90

	1,700,000		$0.23	2.34	1,700,000	$0.23

(i)
During the year ended December 31, 2008, the Company issued 400,000 options each to three directors (Total 1,200,000 options). The options have exercise price of US $0.12 (CDN $0.12), and vested immediately. These options expire on March 20, 2013. The fair value of the options granted was $132,827 and was calculated using the Black-Scholes option pricing model using the following assumptions:

Expected volatility:	212%
Risk free interest rate:	2.36%
Expected life:	5 years
Dividend yield:	0%

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

11.      STOCK OPTIONS (continued)

(ii)
During the year ended December 31, 2007, the Company issued 250,000 options each to three individuals. The options have exercise prices of US $0.15 (CDN $0.15), US $0.71 and US $0.90, respectively, and vested immediately.  These options expire at January 2017, April 2009 and January 2017, respectively.  The fair value of the options granted was $409,671 and was calculated using the Black-Scholes option pricing model using the following assumptions:

Expected volatility:	254% - 260%
Risk free interest rate:	4.5%
Expected life:	2 years
Dividend yield:	0%

12.	RELATED PARTY TRANSACTIONS

The Company rents commercial space in Toronto, Canada, beginning in 2003, with a month-to-month agreement for rent for CDN $3,500.  Rent expense for the year ended December 31, 2011 under this lease amounted to $43,748 (December 31, 2010 and 2009 – $43,174 and $39,936, respectively).  Rent was paid to a corporation that is controlled by a director of the Company.  As at December 31, 2011, the Company owed the corporation $80,827 (December 31, 2010 - $56,706), which is included in accounts payable and accrued liabilities.

The Company paid $124,994 (2010 - $124,957 and 2009 - $125,000) of consulting fees to a director.  As at December 31, 2011, the Company owed the director $724,445 (December 31, 2010 - $677,924), which is included in accounts payable and accrued liabilities.

The Company issued nil shares of common stock (December 31, 2010 and 2009 – nil shares and 5,000,000 shares, respectively) to extinguish debt due to a director of the Company.  These shares were valued at a total of $Nil (December 31, 2010 and 2009 - $Nil and $43,785, respectively) based on the closing share price on the date of issuance.

The Company’s related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009

13.	FINANCIAL INSTRUMENTS

The Company’s financial instruments comprise cash, accounts payable and accrued liabilities, notes payable, and liabilities of discontinued operations.  In management’s opinion, the fair value of these instruments approximates carrying value due to their short maturities.  The fair value of the loans payable is not determinable since these instruments are unsecured and non-interest bearing.

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

14.      SUBSEQUENT EVENTS

a)	On February 7, 2012, the Company issued 8,000,000 shares at an average price of approximately $0.002 per share for cash of $15,866.

b)	On February 10, 2012, the Company issued 10,000,000 shares at an average price of approximately $0.002 per share to a director thereof to offset $19,832 of the loans payable to him.