Form 20-F
period 2012-12-31
OXFORD INVESTMENTS HOLDINGS INC
filed 2013-05-10
CIK 1145703

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 20-F

 [  ] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

 [X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended: December 31, 2012

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

The number of outstanding shares of the issuer’s common Stock as of December 31, 2012: 197,344,159

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

PART I

Item 1.                                Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                                Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                                Key Information

A.           Selected Financial Data

The following selected financial data for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 is derived from our audited consolidated financial statements.  The selected financial data, as well as the consolidated financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States.  The Registrant presents its consolidated financial statements in United States dollars.  All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. You should read the following selected consolidated financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012
Statement of Operations Data:
Total revenues from	$0.00	$3,957	$0.00	$163,286	$120,635
Continuing Operations
Total Revenues from	7,770	0.00	0.00	0.00	0.00
Discontinued Operations
Net Loss	(593,186)	(406,077)	(258,529)	$(258,484)	(230,290)
Basic and diluted
net loss per share -	(0.01)	(0.01)	(0.003)	(0.003)	(0.001)
Weighted average number of
Shares used in computingbasic and
Diluted net loss per share-	43,216,873	61,456,942	85,684,932	101,629,378	162,206,181
Balance Sheet Data:
Cash and cash equivalents	$0.00	$22,286	$0.00	$12,160	$0.00
Total current assets	4,399	27,667	6,486	19,113	1,366
Total assets	8,132	31,601	9,477	21,346	2,986
Total current liabilities	1,202,780	1,435,107	1,689,407	1,740,339	1,867,332
Total liabilities	1,202,780	1,435,107	1,689,407	1,740,339	1,867,332
Total accumulated deficit	(8,560,695)	(8,966,772)	(9,225,301)	(9,483,785)	(9,714,075)
Total stockholders’ deficiency	(1,194,648)	(1,403,506)	(1,679,930)	(1,718,993)	(1,864,346)

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

      Year ended December 31,

	2012	2011	2010	2009	2008

End of Period	1.01	0.98	0 .96	0.83	1.01

Average for Period	1.00	1.00	0.88	0.94	0.97

High for Period	1.04	1.06	0 .98	1.02	1.09

Low for Period	0.97	0.94	0 .77	0.77	0.84

 The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2012 and 2013.  The exchange rates used are the closing rates as provided by the Bank of Canada.

Month	High	Low

December 2012	0.98	0.96

January 2013	1.03	0.98

February 2013	1.03	1.00

March 2013	1.03	1.02

The exchange rate on December 31, 2012 for the conversion of United States dollars into Canadian dollars was $0.99 (USD$1.00 = CDN$0.99).  As of April 30, 2013, the close rate of exchange for the conversion of United States dollars into Canadian dollars was $1.01 (USD$1.00=CDN$1.01).  The exchange rates used are the nominal noon exchange rates as published by the Bank of Canada.

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

We Have A History Of Operating Losses And A Significant Accumulated Deficit, And We May Not Maintain Revenue Or Achieve Profitability In The Future.

We have not been profitable since our inception in October 2000.  We have an accumulated deficit of ($9,714,075).  We expect to continue to incur additional losses for the next fiscal year as a result of a high level of operating expenses, significant up-front expenditures, pursuing new initiatives for the Company and our marketing activities.   We have had to rely on raising money through private placement of our stock to fund our ventures and operations.  We may never realize significant revenues from our core business or be profitable.  Factors that will influence the timing and amount of our growth and profitability include:

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

RISK FACTORS RELATED TO OWNING OUR STOCK

Control By Existing Shareholders; Anti-Takeover Effects

As of December 31, 2012, Michael Donaghy, our President and Chief Executive Officer and director, personally and indirectly through his spouse, beneficially owned approximately 40,000,000 shares  or 20.31% of our outstanding common shares.  As a result, Mr. Donaghy can exert substantial influence over us and influence most matters requiring shareholder approval, including the election of directors, and thereby exercise significant control over our affairs.  The voting power of Mr. Donaghy under certain circumstances could have the effect of delaying or preventing a change in our control, the effect of which may be to deprive you of a control premium that might otherwise be realized in connection with our acquisition.

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

Foshan Foshantong Information Technology Co., Ltd.

On or about April 7, 2007, we acquired an interest in Foshan Foshantong Information Technology Co., Ltd. through our partnership with the Ko Ho Group.  In April 2010 we terminated our interest in Foshan.

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

Sources of Revenue

For 2012, we had $0.00 in product revenue as our business model is being established in the direct-banking, credit card processing  and payment-card solutions and away from our discontinued operations relating to the UV free Tanning Booths and related supplies, bottled water and bottled water private labeling, software sub-license fees and web site customization fees.  In 2012, we generated $120,635 in revenue from our credit card processing business.

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

Current Sources of Revenue

Service Fees

Our service fees were derived from credit card processing charges.  In January 2010, we announced Oxford TPS, which offers customized, managed-services transaction processing solutions to enable corporations to efficiently and cost-effectively reduce their reliance on check-based payments and funds remittance infrastructures. In 2010, we did not generate any revenue because we were focused on building a strong infrastructure for our credit card processing business.  We began receiving credit card processing fees in early 2011 and we generated $163,286 in gross revenue for 2011 and $120,635 in 2012.

Operating Results

The following is management’s discussion and analysis of our financial condition and results of its operations for the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008.  Because we are an emerging company and we have recently diversified our business operations, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Fiscal Year Ended December  31, 2012

Revenues

For the fiscal year ended December 31, 2012, we reported a net loss of ($230,290) or ($0.001) per share.  Revenue from operations amounted to $120,635 as we continued our focus away from our product-based business toward the stored value and reloadable pre-paid card and credit card processing markets.  Our revenue decreased $42,651 from $163,286 for the comparable period from the prior year, 2011.  The decrease in revenue was a result of a delay in integrating the Oxford e-Wallet with a number of financial institutions resulting in fewer credit card processing fees from such customers.

Cost of Revenues

Cost of revenues amounted to $0.00 from $0.00—no change from the comparable period from the prior year. The Company continues to reposition itself, shifting from its previous markets to the stored value card and credit card processing markets; as a result, cost of revenue was $0.00 for 2012.

Selling, General and Administrative Expense

Selling, general and administrative expense (“SG&A”) amounted to $307,351 from $377,786, a decrease of $70,435 or 18.64%, and consisted principally of consulting fees ($133,500), advertising and marketing ($78,342) commissions and subcontracts ($7,428), professional fees (comprised of accounting, audit and legal), ($23,459),  rent ($43,505) general and office expenses ($8,579), and other administrative and communication expenses ($12,538).

The decrease in SG&A expenses was due primarily to decreased costs in advertising and professional fees for 2012.

Financial Condition, Liquidity and Capital Resources

At December 31, 2012, the Company had total assets of $2,986 consisting of cash of $0, prepaid expenses and deposits ($1,366), and property and equipment ($1,620).

Operations used $144,344 for the fiscal year ended December 31, 2012.  Funds used in operations primarily relate to costs in advertising, consulting and professional fees due to the shift in our business plan away from e-gaming, the UV-free tanning and the spring water branding business, to the stored value card and credit card processing business and our expansion into new markets.

Investing activities used $0.00 for the fiscal year ended December 31, 2012.

Financing activities provided $131,989 for the fiscal year ended December 31, 2012.  Funds provided by financing activities were from the sale of 66,500,000 shares of the Company’s common stock for a total of $96,538, and advances of related party loan.  The Company also borrowed $3,518 under bank indebtedness and $0.00 to repay loans made to the Company from related parties.  The Company received $31,933 in loans from related parties.

We had no long-term debt at December 31, 2012.

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

Operations used $117,188 for the fiscal year ended December 31, 2011.  Funds used in operations primarily relate to costs in advertising, consulting and professional fees due to the shift in our business plan away from e-gaming, the UV-free tanning and the spring water branding business, to the stored value card and credit card processing business and our expansion into new markets. In addition, there were increased general and office costs.

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

Operations used $94,364 for the fiscal year ended December 31, 2010.  Funds used in operations primarily relate to costs in consulting and professional fees due to the shift in our business plan away from e-gaming, the UV-free tanning and the spring water branding business, to the stored value card and credit card processing business and our expansion into new markets. In addition, there were increased general and office costs.

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

From January 1, 2012 to December 31, 2012, we sold 66,500,000 shares of our common stock for cash  through private placements with accredited investors.  The offering is being conducted pursuant to the exemption provided by Regulation S, under the Securities Act of 1933.  We have raised approximately $96,538, net of expenses, for working capital to fund our continuing operations.

As of December 31, 2012 we had $0.00 of cash and cash equivalents.

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

For the year ended December 31, 2013, the Company believes that it will need approximately CAD$1,000,000 of cash to cover administrative costs and approximately CAD$60,000 for payment of lease properties.  The Company anticipates that it will pay for its 2013 administrative and operational costs from existing working capital, from current revenue streams and from private placements through investors.  The Company believes it can raise sufficient working capital to complete its anticipated expenditures during the remaining portion of 2013; however, no assurances can be given that the Company will be able to raise cash from additional financing efforts.  If the Company is unable to obtain sufficient funds from future financing, or from current revenues, the Company may not be able to become profitable.

C. Research and development, patents and licenses, etc.

We are not involved in any research and development and have no registered patents or licenses.  In the fiscal years 2012, 2011, 2010, 2009 and 2008, the Company did not have any research, development or patent expenses.

D.  Trend Information

In 2013, we intend to continue our tight cost control in order to achieve the highest profitability possible.  See Item 5A. "Operating and Financial Review and Prospects - Results of Operation" for additional trend information.

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

Credit Card Processing

Credit cards have always been a bane for those who spend within a certain limit. It allows a certain limit of flexibility and enables one to purchase any item and pay it later with a certain amount of interest on the principal sum. With the new technologies coming up every single day, even credit card processing has evolved and in the year 2013, we are witnessing newer trends of credit card processing. According to published reports, mobile credit card processing is becoming more available with the increase of smart phone applications.  iPhone and Android operating system (OS) phones are being launched in the market with a credit card reader at an affordable price thereby enabling users to swipe their cards instantaneously.

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

G.  Safe harbor (Forward Looking Information)

We are projecting increased expenses.

We are projecting increased expenses for the fiscal year ending December 31, 2013 as our stored-value card business grows.  It is expected that these expenses will be caused primarily by:

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

Item 6.                                Directors, Senior Management and Employees

A.  Directors and senior management.  Set forth below are particulars respecting our directors and executive officers as of April 15, 2013 and each person’s business experience:

Name	Business Address	Position
Michael Donaghy	1315 Lawrence Ave. East	Chief Executive Officer,
	Suite 520	President and Director
Toronto, Ontario
Canada M3A 3R3

Paul Bilewicz	c/o 1315 Lawrence Ave. East	Director
Suite 520
Toronto, Ontario
Canada M3A 3R3

Michael Donaghy, President.  Mr. Donaghy, age 53 has been our President, Chief Executive Officer and a member of our Board of Directors since inception.  From February 2000 to October 2000 he served as Interim President of Zaurak Capital Corp., an e-gaming holding company.   In 1999 he formed and was named President and Chief Executive Officer of CyberGaming Inc., a company engaged in the business of Internet e-gaming sub-licensing, website creation and hosting.  Mr. Donaghy resigned as President and CEO of CyberGaming Inc. in September 2000, just prior to joining us.  Mr. Donaghy is also President of Citywebsites.com, a website design company, since March 1995.

Paul Bilewicz, Director.  Mr. Bilewicz, age 63, has been a member of our Board of Directors since April, 2007.  From 2003 to present, he owns and operates a Resort/ Retreat, Pretty River Valley Inn located in the Blue Mountain area in central Ontario.  Prior to that, from approximately 1996 to 2000 he was employed with Glaxo Canada or its parent company GlaxoWellcome Plc.  He was Chief Information Officer at Glaxo Canada;  he also assumed additional executive responsibility for Finance, Human Resources and Business Process Re-engineering.  He was a member of the Glaxo Canada, Board of Directors.  In 2000, he joined the Royal Bank of Scotland in Edinburgh as Director of Systems Application Development and Operations for Retail Banking.    In 1996, he was appointed to the position of Worldwide Director of Information Technology for the parent company, GlaxoWellcome Plc and relocated to London, England.  In that role he was responsible for systems and networks globally for their manufacturing, research and development and commercial operations, as well as being a member of the Executive Committee of the US subsidiary.  Mr. Bilewicz received a Bachelor of Mathematics from the University of Waterloo in 1973 and also completed Executive Programs at the Darden Graduate School of Business (University of Virginia), Insead, in Fontainbleu, France and the Fuqua School of Business at Duke University in North Carolina.

The Honorable Doug Lewis, age 74, was a member of our Board of Directors from March, 2007 through April 2010.   Mr. Lewis resigned as a director of the Company on April 28, 2010.

B.  Compensation.   Mr. Donaghy received a salary of $125,000 for the fiscal years ended December 31, 2009, $124,957 December 31, 2010, $124,994 December 31, 2011 and $124,997 December 31, 2012 as the Company’s President and Chief Executive Officer.

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

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long Term Compensation
				Awards		Payouts

				Restricted	Securities		All
Name and	Fiscal	Cash	Other Annual	Stock	Underlying	LTIP	Other
Principal position	Year	Compensation	Compensation	Award(s)	Options (#)	Payouts	Comp.
		(US$)	(US$)

Michael Donaghy	2012	$124,997	-	-	-	-	-
Director and
President & Chief	2011	$124,994	-	-	-	-	-
Executive Officer
	2010	$124,957	-	-	-	-	-

	2012	$0.00	-	-	-	-	-
Paul Bilewicz
Director	2011	$0.00	-	-	-	-	-

	2010	$0.00	-	-	-	-	-

Hon. Doug Lewis	2012	$0.00	-	-	-	-	-
Director
	2011	$0.00	-	-	-	-	-

	2010	$0.00	-	-	-	-	-

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

D.  Employees.  As of December 31, 2012, we had a total of four (4) employees (one (1) full-time and three (3) part-time) in Toronto, Ontario.  None of our employees are covered by any collective bargaining agreement.  We believe that relations with our employees are good.

E.  Share Ownership.  The following table sets forth information relating to the beneficial ownership of our common stock as of the date of this annual report by those persons who beneficially own more than 5% of our common stock and by all of our directors and executive officers as a group, as of April 15, 2013.  As of December 31, 2012 there were 197,344,159 shares of common stock outstanding.

Name and Address of Beneficial Owner (1)	Position with the Company	Number of Shares Owned	Percent
Michael Donaghy (2)	Director, President & Chief Executive Officer	40,000,000	20.31%

Paul Bilewicz	Director	280,000	*

CEDE & Co. P.O. Box 222 Bowling Green Station New York, NY 10274	N/A	63,159,535	32.00%

All Officers and Directors as a Group (1 Person)		25,280,000	20.31%

(*)	Owns less than one percent (1%) of the Company’s common stock.
(1) All officer and director addresses are c/o the Company at 1315 Lawrence Avenue East, Suite 520, Toronto, Canada M3A 3R3.
(2) Mr. Donaghy beneficially owns 15,000,000 of these shares personally and the remaining indirectly through his spouse.

Stock Option Plan

At the Company’s 2006 Annual Meeting, the shareholders adopted a Non-Qualified Stock Option Plan for the Company (the “Stock Option Plan”).  A total of up to ten percent (10%) of the common shares of the Company, outstanding from time to time, are reserved for the issuance of stock options pursuant to the Stock Option Plan.  Options may be issued to directors, key personnel and consultants to the Company, its subsidiaries and affiliates.  The holders of options under all of the Stock Option Plan are responsible for all personal tax consequences relating to the options. The exercise prices of the options are based on the fair value of the Company’s common shares at the time of grant as determined by our board of directors. The current practice of our board of directors is to grant options with exercise prices that equal 100% of the closing price of our common shares on the applicable date of grant.  There are currently 3,550,000 options issued under the Stock Option Plan.  As of December 31, 2012 a total of 1,700,000 stock options are outstanding under the Stock Option Plan.

The following table sets out stock option awards received by the Named Executive Officers during the year ended December 31, 2012.

Option grants of Oxford Investments Holdings Inc. during 2011

Name	Securities Under Options	% of Total Option Grants in Year	Exercise Price	Market Value of Underlying Options on Date of Grant	Expiration Date
Michael Donaghy	0	0	$ NIL	NIL	N/A

        The following table shows, for each Named Executive Officer, the number of common shares acquired through the exercise of options of the Company during the year ended December 31, 2012, the aggregate value realized upon exercise and the number of unexercised options under the Stock Option Plan as at December 31, 2012. The value realized upon exercise is the difference between the market value of common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at December 31, 2012 is the difference between the exercise price of the options and the market value of the Company's common shares on December 31, 2012, which was $0.01 per share of the Company's common stock.

Aggregate option exercises during 2012 and year end option values

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

B.  Related party transactions.

The Company rented commercial space in Toronto, Canada beginning in 2003, with a month-to-month agreement for rent for $3,500 CDN. Rent expense for the year ended December 31, 2012 under this lease amounted to $43,505 (December 31, 2011 and 2010— $43,748 and $43,174, respectively). Rent was paid to a corporation that is controlled by a director of the Company. As at December 31, 2012, the Company owed the corporation $113,074 (December 31, 2011 - $80,827), which is included in accounts payable and accrued liabilities.

The Company paid $124,997 (2011 - $124,994 and 2010 - $124,957) of consulting fees to a director.  As at December 31, 2012, the Company owed the director $764,057 (December 31, 2011 - $724,445), which is included in accounts payable and accrued liabilities.

The Company’s related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions.

The Company issued 15,000,000 shares of common stock (December 31, 2011 and 2010—0.00 shares and 0.00 shares, respectively) to extinguish debt due to a director of the Company. These shares were valued at a total of $25,010 (December 31, 2011 and 2010—$0.00 and $0.00, respectively) based on the closing share price on the date of the issuance.

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

During the year ended December 31, 2012, the Company issued 66,500,000 shares of common stock for cash of $96,538.  Of the total stock issued, 30,000,000 shares were issued at $0.002 per share and 36,500,000 shares at $0.001 per share.

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

Item 9.                                The Offer and Listing

Price History of Shares

The Company's common shares are listed in the United States on the OTC Pink Sheets, and began trading in May 2004 under the symbol OXIHF.  Even though our stock is listed on the OTCQB, it is very thinly traded and trading can be sporadic and as of December 31, 2012, no active established market within or outside the United States existed for our common stock.

The high and low sale prices for the common shares of the Company on the OTC Bulletin Board and OTC Pink Sheets for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

OTC Bulletin Board
(United States Dollars)

	High	Low
2013
April	$0.003	$0.001
March	$0.004	$0.003
February	$0.004	$0.002
January	$0.005	$0.004
2012	$0.008	$0.002
	$0.008	$0.005
Fourth Quarter	$0.008	$0.005
Third Quarter	$0.007	$0.002
Second Quarter	$0.007	$0.003
First Quarter	$0.007	$0.005
2011	$0.04	$0.01
December	$0.01	$0.01
Fourth Quarter	$0.01	$0.01
Third Quarter	$0.01	$0.01
Second Quarter	$0.02	$0.01
First Quarter	$0.04	$0.01
2010	$0.09	$0.01
December	$0.03	$0.02
Fourth Quarter	$0.04	$0.01
Third Quarter	$0.04	$0.02
Second Quarter	$0.09	$0.03
First Quarter	$0.06	$0.03
2009	$0.20	$0.01
December	$0.10	$0.02
Fourth Quarter	$0.20	$0.02
Third Quarter	$0.10	$0.03
Second Quarter	$0.04	$0.02
First Quarter	$0.05	$0.01

The closing price of the Company's common shares on the OTCQB on April 27, 2013 was $0.001.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2012, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2012.  The Company’s assessment of the effectiveness of the ICFR at December 31, 2012 identified certain material weaknesses as of that date:

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

The attestations report of our public accounting firm, MSCM LLP, has been made for fiscal year 2012 and is presented on page F-1.

Changes in Internal Control over Financial Reporting

As disclosed above, in fiscal 2012, the Company completed its assessment of its ICFR in place for the year ended December 31, 2012, using the COSO framework. Although the assessment was completed, there were no changes in the ICFR during the 2012 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Item 16A.                      Audit Committee Financial Expert

The Company, in 2008, established an Audit Committee. For fiscal year 2012 the Audit Committee was composed of  Mr. Michael Donaghy and Paul Bilewicz,. Paul Bilewicz currently:

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

Item 16C.                      Principal Accountant Fees and Services

The Company paid and accrued the following fees to MSCM LLP, Chartered Accountants, respectively, during the following fiscal years:

	2011	2012

Audit fees	CDN$30,385	CDN$30,900
Other Fees	-0-	-0-
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

Exhibit Index

Exhibit No.

1.1	Articles of Incorporation *
1.2	Bylaws *
2.1	Specimen Stock Certificate *
4.1	Agreement with Starnet Systems International Inc., dated January 25, 2001 *
4.2	Specimen Affiliate Sub-License Agreement *
4.3	Asset Purchase Agreement with Suchow Holdings Ltd. dated April 26, 2001 *
4.4	Exhibits to Agreement with Starnet Systems International Inc., dated January 25, 2001*
4.5	Mutual Release with CCPC Biotech Inc. dated March 1, 2001 *
4.6	Sub-License Agreement between Starnet Systems N.V. and International E-Gaming Developers N.V. dated November 20, 2001 *
4.7	Employment Agreement between Oxford Software Developers Inc. and Michael Donaghy dated July 1, 2001 *
4.8	Employment Agreement between Oxford Investments Holdings Inc. and Victor DeLaet dated July 1, 2001 *
4.9	Agreement between Oxford Software Developers Inc. and West America Securities Corp. dated March 7, 2002 *
4.10	Asset Purchase Agreement with Christopher Webster dated April 5, 2006 **
4.11	Oxford Investments Holdings Inc. Non-Qualified Stock Option Plan ***
4.12	Oxford Investments Holdings Inc. Non-Qualified Stock Option Agreement ***
4.13	Joint Venture Agreement between the Ko Ho Group and Oxford Investments Holdings Inc. ***
4.14	Share Purchase Agreement between Ko Ho Group and Arden Trading Company Ltd. and All the Shareholders dated February 28, 2007***
4.15	Share Purchase Agreement between Ko Ho Group and Hongxin Insurance Agency of China and All the Shareholders dated March 14, 2007 ***
4.16	Agreement for Cooperation between Foshan Wanzhi S&T Company Ltd. and Ko Ho Management Ltd. dated May 7, 2007***
8.1	List of Subsidiaries *
12.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive data files pursuant to Rule 405 of Regulation S-T.

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

OXFORD INVESTMENTS HOLDINGS INC.

Date: May 8, 2013	By: /S/ Michael Donaghy
Michael Donaghy, President/ Chief Executive Officer

OXFORD INVESTMENTS HOLDINGS INC.

Consolidated Financial Statements

December 31, 2012, 2011 and 2010

OXFORD INVESTMENTS HOLDINGS INC.

INDEX

December 31, 2012, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
OXFORD INVESTMENTS HOLDINGS INC.

We have audited the consolidated balance sheets of Oxford Investments Holdings Inc. (the “Company”) as at December 31, 2012 and 2011 and the consolidated statements of operations and comprehensive loss, shareholders’ deficiency and cash flows for each of the three years ended December 31, 2012.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2012 and 2011 and the results of its operations and its cash flows for each of the three years ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

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

Signed:  “MSCM LLP”

MSCM LLP
Toronto, Canada
May 6, 2013

OXFORD INVESTMENTS HOLDINGS INC. Statement I
Consolidated Balance Sheets
As at December 31, 2012 and 2011

	2012	2011
ASSETS
CURRENT
Cash	$-	$12,160
Prepaid expenses and deposits	1,366	6,953

	1,366	19,113
Property and equipment (note 6) Assets of discontinued operations (note 4)	1,620 -	2,098 135

	$2,986	$21,346

LIABILITIES
CURRENT
Bank indebtedness	$3,518	$-
Accounts payable and accrued liabilities (note 12)	944,713	886,399
Notes payable (note 7)	328,436	286,886
Loans payable – related parties (note 8) Liabilities of discontinued operations (note 4)	234,166 356,499	221,985 345,069

	1,867,332	1,740,339

SHAREHOLDERS’ DEFICIENCY
COMMON STOCK, unlimited shares authorized; 197,344,159 and 113,844,159 shares issued and outstanding at December 31, 2012 and 2011, respectively (note 10)	7,519,319	7,395,770
CONTRIBUTED SURPLUS	1,050,160	1,050,160
PREPAID SHARE SUBSCRIPTION	(156,000)	(156,000)
ACCUMULATED DEFICIT	(9,714,075)	(9,483,785)
ACCUMULATED OTHER COMPREHENSIVE LOSS	(563,750)	(525,138)

	(1,864,346)	(1,718,993)

	$2,986	$21,346

Going concern (note 1)

Investments and Commitments (note 5)

Approved on behalf of the Board of Directors

Signed:  “Michael Donaghy”

__________________________, Director

(The accompanying notes are an integral part of these consolidated financial statements.)

OXFORD INVESTMENTS HOLDINGS INC. Statement II
Consolidated Statements of Operations and Comprehensive Loss
For The Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010

REVENUES	$120,635	$163,286	$-
SELLING EXPENSES
Advertising and marketing (recovery)	78,342	89,226	(80,758)
Commissions and subcontracts	7,428	24,264	44,648
Consulting	8,503	11,121	11,647
Travel	1,758	10,072	2,437
	96,031	134,683	(22,026)

GENERAL AND ADMINISTRATIVE EXPENSES
Consulting (note 12)	124,997	124,994	124,957
Depreciation	522	711	924
General and office	8,579	13,629	21,198
Professional fees	23,459	52,801	46,419
Rent (note 12)	43,505	43,748	43,174
Telephone	5,906	7,220	6,630
Bad debts	4,352	-	-
	211,320	243,103	243,302
	(186,716)	(214,500)	(221,276)
OTHER EXPENSES
Interest expense	(47,143)	(43,984)	(37,110)
LOSS FROM CONTINUING OPERATIONS	(233,859)	(258,484)	(258,386)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS (note 4)	3,569	-	(143)
NET LOSS FOR THE YEAR	(230,290)	(258,484)	(258,529)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation (loss) gain	(38,612)	39,238	(86,469)
COMPREHENSIVE LOSS	$(268,902)	$(219,246)	$(344,998)

BASIC AND DILUTED NET LOSS PER SHARE
From continuing operations	$(0.001)	$(0.003)	$(0.003)
From discontinued operations	-	-	-
BASIC AND DILUTED NET LOSS PER SHARE	$(0.001)	$(0.003)	$(0.003)

WEIGHTED AVERAGE NUMBER OF BASIC AND
DILUTED COMMON SHARES OUTSTANDING	162,206,181	101,629,378	85,684,932

(The accompanying notes are an integral part of these consolidated financial statements.)

OXFORD INVESTMENTS HOLDINGS INC.Statement III
Consolidated Statements of Shareholders’ Deficiency
For The Years Ended December 31, 2012 and 2011

					Accumulated
	Common Stock			Prepaid	Other
	Number of		Contributed	Share	Comprehensive	Accumulated
	Shares	Amount	Surplus	Subscription	Loss	Deficit	Total

Balance, December 31, 2010	88,814,384	$7,215,587	$1,050,160	$(156,000)	$(564,376)	$(9,225,301)	$(1,679,930)
Stock issued for cash (note 10)	19,100,000	130,419	-	-	-	-	130,419
Stock issued for services (note 10)	1,200,000	24,264	-	-	-	-	24,264
Stock issued for extinguishment of debt (note 10)	4,729,775	25,500	-	-	-	-	25,500
Other comprehensive income	-	-	-	-	39,238	-	39,238
Net loss for the year	-	-	-	-	-	(258,484)	(258,484)

Balance, December 31, 2011	113,844,159	7,395,770	1,050,160	(156,000)	(525,138)	(9,483,785)	(1,718,993)

Stock issued for cash (note 10)	66,500,000	96,538	-	-	-	-	96,538
Stock issued for services (note 10)	2,000,000	2,001	-	-	-	-	2,001
Stock issued for extinguishment of debt (note 10)	15,000,000	25,010	-	-	-	-	25,010
Other comprehensive loss	-	-	-	-	(38,612)	-	(38,612)
Net loss for the year	-	-	-	-	-	(230,290)	(230,290)

Balance, December 31, 2012	197,344,159	$7,519,319	$1,050,160	$(156,000)	$(563,750)	$(9,714,075)	$(1,864,346)

(The accompanying notes are an integral part of these consolidated financial statements.)

OXFORD INVESTMENTS HOLDINGS INC. Statement IV
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2012, 2011 and 2010
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(230,290)	$(258,484)	$(258,529)
Adjustments to reconcile net loss to net cash used
by operating activities
Depreciation	522	711	924
Shares issued for services	2,001	24,264	39,309
Bad debts	4,352	-	-
Miscellaneous income	(3,569)	-	-
Changes in non-cash working capital items:
Prepaid expenses and deposits	1,500	(627)	(772)
Interest accrued for note payable	35,025	31,604	27,090
Accounts payable and accrued liabilities	46,115	85,344	97,614

Net cash used in operating activities	(144,344)	(117,188)	(94,364)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings (repayments) under bank indebtedness	3,518	(8,493)	8,153
Repayments of bank loan	-	-	(3,236)
Advances from related party loan	31,933	7,874	37,395
Proceeds from issuance of common stock	96,538	130,419	29,265

Net cash provided by financing activities	131,989	129,800	71,577

FOREIGN CURRENCY TRANSLATION GAIN (LOSS)	195	(452)	501

NET (DECREASE) INCREASE IN CASH	(12,160)	12,160	(22,286)
CASH, BEGINNING OF THE YEAR	12,160	-	22,286

CASH, END OF THE YEAR	$-	$12,160	$-
Supplemental cash flow information:
Interest paid	$2,365	$3,083	$1,673

Non-cash financing activities:
Common stock issued to extinguish debt	$25,010	$25,500	$-

(The accompanying notes are an integral part of these consolidated financial statements.)

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

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

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the measurement and classification of the recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.  The Company has experienced losses since inception and has a working capital deficiency of $1,865,966 as at December 31, 2012.  During the years ended December 31, 2012, 2011 and 2010, the Company incurred net losses of $230,290, $258,484, and $258,529, respectively, and cash used in operations was $144,344, $117,188, and $94,364, respectively.  The Company financed its operations via the issuance of common stock, bank loans and related party debt.  The Company’s ability to realize its assets and discharge its liabilities in the normal course of business is dependent upon continued support of its creditors and shareholders, securing new sources of capital and financing, and the establishment of operations that provide the Company with positive cash flows.  The Company is currently attempting to obtain additional financing from its existing shareholders and other strategic investors to continue its operations.  However, there can be no assurance that the Company will obtain additional funds from these sources.  Even if additional funds are obtained, they may not be on terms favourable to the Company.

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
December 31, 2012, 2011 and 2010

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
Revenue Recognition

Transaction fee revenues from the stored value cards are recognized on a net basis when the transactions occur.  These revenues are reported net of any cancelled transactions.  The dollar value of the transaction fee revenues are calculated based on the agreement between the Company and each of the merchants.  In both 2012 and 2011, the average transaction fee revenue is 0.05% of the transaction amount and $0.18 per transaction.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC Topic 718, “Share-Based Payment” (“ASC 718”).  Under ASC 718, the Company recognizes compensation costs related to share-based payment transactions in the consolidated financial statements based on the fair value of the equity (or liability) instruments issued over the period that an employee is expected to provide service in exchange for the award, based on the vesting terms of the specific stock compensation awards.  Stock issued to non-employees is valued based on the fair value of the services received or the fair value of the stock given up.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with ASC Topic 360, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.  As at December 31, 2012, there was no impairment issue.

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

Fair Value Measurement

Effective January 1, 2008, the Company adopted ASC Topic 820, “Fair Value Measurements” (“ASC 820”), and the related effective FASB Staff Positions.  ASC 820 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure.  Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

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
December 31, 2012, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company considers the functional currency to be the Canadian dollar (“CDN”) and, accordingly, its financial information is translated into US dollars using exchange rates in effect at year-end for assets and liabilities and average exchange rates during each reporting period for the results of operations and cash flows. Adjustments resulting from the translation of the functional currency to the reporting currency are included as a component of other comprehensive loss within the statements of shareholders’ deficiency.

Comprehensive Income (Loss)

The Company has adopted ASC Topic 830, “Reporting Comprehensive Income (Loss)” (“ASC 830”), which establishes standards for reporting and presentation of comprehensive income (loss), its components and accumulated balances.  Comprehensive income (loss) is defined to include all changes in equity (shareholders’ deficiency) except those resulting from investments by or distributions to owners.  Among other disclosures, ASC 830 requires that all items that are required to be recognized under the current accounting standards as a component of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements.  ASC 830 requires that items be included in other comprehensive income (loss) according to their nature, such as: foreign currency items, change in the fair value of derivative financial instruments and unrealized gains and losses on certain debt and equity securities.  Comprehensive income (loss) is displayed in the consolidated statements of shareholders’ deficiency and in the consolidated balance sheets as a component of shareholders’ deficiency.

The Company’s other comprehensive loss comprises foreign currency translation adjustments arising upon translation of the Company’s Canadian dollar functional currency to its United States dollar reporting currency.

Loss Per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding during the period.  The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.  Diluted earnings per share is computed by dividing the net loss by the weighted average number of basic shares outstanding increased by the number of shares that would be outstanding assuming conversion of any stock options, warrants, and convertible debt.  Diluted net loss per share for the years ended December 31, 2012, 2011 and 2010 is the same as basic net loss per share.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Principles Recently Adopted

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

In August 2012, the FASB issued ASU No. 2012-03, “Technical Amendments and Corrections to SEC Sections – Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 114. Technical Amendments Pursuant to SEC Release No. 33-9230, and Corrections Related to FASB Accounting Standards Update 2010-22, which amends various SEC paragraphs pursuant to the issuance of SAB No. 114. This ASU became effective on issuance.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

3.      RECENT ACCOUNTING PRONOUNCEMENTS

In December 2011, the FASB issued ASU No. 2011-11, - Balance Sheet: Disclosures about Offsetting Assets and Liabilities (ASU 2011-11) (codified within ASC Topic 210).  ASU 2011-11 intends to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of ASU 2011-11.  ASU 2011-11 is effective for fiscal years beginning after January 1, 2013.  The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

On October 2012, the FASB issued ASU No. 2012-04, Technical Amendments and Corrections. The updates to current guidance make the codification easier to understand and the fair value measurement guidance easier to apply by eliminating inconsistencies and providing needed clarification. ASU No. 2012-04 is effective for fiscal periods beginning after December 15, 2012. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" to clarify the scope of the disclosure requirements described in the FASB's ASU No. 2011-11"Balance Sheet: Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"). ASU No. 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This update clarifies that the scope is limited to include derivatives or securities borrowing and lending transactions that are offset or subject to an enforceable master netting arrangement or similar agreement. These updates are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 applied retrospectively for comparative periods presented. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). This standard requires companies to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, companies are required to present, either on the face of the statement where net income is presented or in the accompanying notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, companies are required to cross-reference to other disclosures that provide additional detail on those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

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

Summarized financial information as a result of discontinued operations is as follows:
	December 31, 2012	December 31, 2011
Other receivable	$-	$135
Total assets of discontinued operations	$-	$135

Accounts payable and accrued liabilities	$315,088	$304,259
Loans payable to related parties (see note 8)	41,411	40,810
Total liabilities of discontinued operations	$356,499	$345,069

	December 31, 2012	December 31, 2011	December 31, 2010

Income (expenses)	$3,569	$-	$(143)
Net income (loss) from discontinued operations	$3,569	$-	$(143)

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

5.	INVESTMENTS AND COMMITMENTS

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

To date, the Company has issued 500,000 shares to Ko Ho pursuant to the terms of the joint venture agreement. No new shares were issued to Ko Ho in 2012.

Since the beginning of 2007, through the partnership with Ko Ho, the Company acquired interests in the following four Chinese companies: Arden Trading Company Ltd., Hongxin Insurance Agency of China, Foshan Foshantong Information Technology Co., Ltd., and Serenity Investments Holdings Corp. The purpose of these investments was to facilitate entry into target markets in the People’s Republic of China by funding the marketing activities of these entities. All these investments were terminated by December 31, 2011 under mutual agreements with the counterparties.

6.      PROPERTY AND EQUIPMENT

The following is a summary of property and equipment and accumulated depreciation:

	2012	2011

Office equipment	$28,853	$28,853
Computer hardware	5,013	5,013

Total cost	33,866	33,866
Less: Accumulated depreciation	32,246	31,768

Net book value	$1,620	$2,098

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $522, $711 and $924, respectively.

7.	NOTES PAYABLE

The notes are due to an arm’s length third party, bearing interest at 12% per annum, unsecured and repayable upon demand.  Due to the demand features, these notes are presented in the accompanying consolidated balance sheets as current liabilities. The interest expense accrued for the years ended December 31, 2012, 2011 and 2010 was $35,025, $31,604 and $27,098, respectively.

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

8.      LOANS PAYABLE – RELATED PARTIES

As at December 31, 2012, the Company was indebted to certain of its officers, directors and stockholders in the amount of $275,577 (December 31, 2011 - $262,795) for cash advances, consulting services and expenses paid on behalf of the Company.  $234,166 (December 31, 2011 - $221,985) owed by the Company is recorded under loans payable and $41,411 (December 31, 2011 - $40,810) owed is recorded under discontinued operations (see note 4).  These loans are unsecured, non-interest bearing and repayable upon demand.  Due to the demand features, these loans are presented in the accompanying consolidated balance sheet as current liabilities.

9.      DEFERRED INCOME TAXES

As of December 31, 2012, 2011 and 2010, the Company had net deferred tax assets, calculated at expected rates of 26.5%, 25% and 25% respectively, of approximately $1,835,000, $1,594,000 and $1,630,000, respectively, principally arising from net operating loss carry forwards for income tax purposes.  As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been recorded as at December 31, 2012, 2011 and 2010.

A reconciliation of combined federal and provincial corporate income taxes at the Company’s effective tax rate of 26.5%, 28.25% and 31%, respectively, for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Net loss before income taxes	$(230,290)	$(258,484)	$(258,529)
Income taxes at statutory rates	$(61,000)	$(73,000)	$(80,000)
Tax effect of expenses not deductible for income tax purposes:
Stock-based compensation	-	-	(12,000)
Effect of tax rate changes and other adjustments	(154,000)	109,000	(108,000)
Expiry of loss carry forwards	-	-	201,000
Change in valuation allowance	215,000	(36,000)	(1,000)
	$-	$-	$-

The significant components of the deferred tax asset at December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Net operating loss carry forwards	$6,959,000	$6,579,000	$6,519,000

Deferred tax asset	$1,835,000	$1,594,000	$1,630,000
Deferred tax asset valuation allowance	(1,835,000)	(1,594,000)	(1,630,000)
	$-	$-	$-

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

9.      DEFERRED INCOME TAXES (continued)

At December 31, 2012, the Company had unused non-capital losses of $6,959,000 to offset future taxable income.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during future periods.  These losses expire to the extent unutilized against future taxable income as follows:

2014	$207,000
2015	473,000
2026	790,000
2027	3,463,000
2028	636,000
2029	639,000
2030	260,000
2031	260,000
2032	231,000
$6,959,000

10.	COMMON STOCK

The Company is authorized to issue an unlimited number of voting, common stock without par value.  In the case of a potential takeover or change of control, shares may be transferred with the consent of a majority of the directors or the shareholders through resolution or by a signed instrument.

The Company has not issued any warrants in 2012, 2011 and 2010.

During the year ended December 31, 2012, the Company issued 66,500,000 shares of common stock for cash of $96,538.  Of the total stock issued, 30,000,000 shares were issued at $0.002 per share and 36,500,000 shares at $0.001 per share.

The Company also issued 2,000,000 shares of common stock during the 2012 fiscal year for services provided by non-employees. These shares were valued at a total of $2,001 based on the closing share price on the date of issuance.

Furthermore, a director of the Company accepted 15,000,000 shares of common stock thereof valued at $25,010 to settle part of the shareholder loan. The conversions incurred on February 10, 2012, and September 20, 2012 with a closing share price of $0.002, and $0.001, respectively.

During the year ended December 31, 2011, the Company issued for cash 19,100,000 shares of common stock.  This stock was issued for approximately $0.01 per share for a total of $130,419.

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

OXFORD INVESTMENTS HOLDINGS INC.
Notes to Consolidated Financial Statements
December 31, 2012, 2011 and 2010

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

The following table reflects the continuity of options outstanding:

			Average Exercise
	Options		Price
	2012	2011	2012	2011
Outstanding, beginning of year	1,700,000	1,700,000	$0.23	$0.23
Granted	-	-	-	-
Exercised	-	-	-	-
Cancelled/expired	-	-	-	-
Outstanding, end of year	1,700,000	1,700,000	$0.23	$0.23

The weighted average remaining contractual life and weighted average exercise price of options outstanding and exercisable as at December 31, 2012 are as follows:

Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price

$0.12	1,200,000	(i)	$0.12	0.22	1,200,000	$0.12
$0.15	250,000	(ii)	$0.15	4.02	250,000	$0.15
$0.71	-	(ii)	-	-	-	-
$0.90	250,000	(ii)	$0.90	4.02	250,000	$0.90

	1,700,000		$0.23	1.34	1,700,000	$0.23

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
December 31, 2012, 2011 and 2010

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

12.     RELATED PARTY TRANSACTIONS

The Company rents commercial space in Toronto, Canada, beginning in 2003, with a month-to-month agreement for rent for CDN $3,500.  Rent expense for the year ended December 31, 2012 under this lease amounted to $43,505 (December 31, 2011 and 2010 - $43,748 and $43,174, respectively).  Rent was paid to a corporation that is controlled by a director of the Company.  As at December 31, 2012, the Company owed the corporation $113,074 (December 31, 2011 - $80,827), which is included in accounts payable and accrued liabilities.

The Company paid $124,997 (2011 - $124,994 and 2010 - $124,957) of consulting fees to a director.  As at December 31, 2012, the Company owed the director $764,057 (December 31, 2011 - $724,445), which is included in accounts payable and accrued liabilities.

The Company’s related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions.

13.    FINANCIAL INSTRUMENTS

The Company’s financial instruments comprised of cash, accounts payable and accrued liabilities, notes payable, loans payable – related parties, and liabilities of discontinued operations.  In management’s opinion, the fair value of these instruments approximates carrying value due to their short maturities.  The fair value of the loans payable is not determinable since these instruments are unsecured and non-interest bearing.

Currency Risk

The Company is exposed to certain currency risks that the value of cash, bank indebtedness and accounts payable and accrued liabilities will fluctuate due to changes in foreign exchange rates.  Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its short-term borrowings and other obligations.  The Company’s borrowing and obligation loans bear interest at fixed and variable rates.  Management is of the opinion that the Company is not exposed to significant interest rate risks in respect of these instruments as these resemble rates available in the current market for debt of similar terms and maturities, except for with related party loans, which are non-interest bearing.